Filed Pursuant to Rule 424(b)(3)
File No. 333-160789

Ivan Seidenberg
Chairman and Chief Executive Officer	Verizon Communications Inc. 140 West Street
New York, New York 10007

May 28, 2010

To the Stockholders of Verizon Communications Inc.:

As previously announced, Verizon Communications Inc., which we refer to as Verizon, will spin off shares of New Communications Holdings Inc., a subsidiary of Verizon, which we refer to as Spinco, for the benefit of our stockholders.

Spinco will hold defined assets and liabilities of the local exchange business and related landline activities of Verizon in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, and in portions of California bordering Arizona, Nevada and Oregon, collectively referred to as the Spinco territory, including Internet access and long distance services and broadband video provided to designated customers in the Spinco territory. In connection with the spin-off, Verizon and its subsidiaries will receive from Spinco $3.333 billion in aggregate value, comprised of $3.083 billion in the form of cash and $250 million in the form of a debt reduction. Immediately following the spin-off, Spinco will merge with and into Frontier Communications Corporation, which we refer to as Frontier. As a result, Verizon stockholders will receive Frontier common stock rather than shares of Spinco. After the merger, Frontier will continue to be a separately traded public company and will then own and operate the combined businesses of Spinco and Frontier.

As a result of the merger, Verizon stockholders will receive an aggregate number of shares of Frontier common stock equal to (1) $5,247,000,000, divided by (2) the Frontier average price, which is the average of the volume-weighted averages of the trading prices of Frontier common stock for the 30 consecutive trading days ending on the third trading day before the closing of the merger, provided that if an ex-dividend date occurs during this 30 day period, then the trading price for a share of Frontier common stock for each day before the stock begins trading ex-dividend will be reduced for purposes of this calculation by the amount of the dividend payable. The aggregate number of shares of Frontier common stock to be issued pursuant to the merger agreement will therefore change depending on the Frontier average price and will not be known until the closing of the merger. The merger agreement provides that if the Frontier average price, as calculated, exceeds $8.50, then the Frontier average price will be $8.50, and if the Frontier average price, as calculated, is less than $7.00, then the Frontier average price will be $7.00.

For example, if the closing of the merger had occurred on May 24, 2010, prior to the elimination of fractional shares, Verizon stockholders would have received an aggregate of 672,740,418 shares of Frontier common stock in the merger. This amount would have represented approximately 68.2% of the combined company’s equity immediately after the closing of the merger if the closing had occurred on that date. Based on these assumptions, each Verizon stockholder would have received one share of Frontier common stock for approximately every 4.2 shares of Verizon common stock the Verizon stockholder owned on the assumed record date for the spin-off. For a more complete discussion of the calculation of the number of shares of Frontier common stock to be issued, see page 41 of this information statement/prospectus.

If the number of shares of Frontier common stock that the Verizon stockholder is entitled to receive results in or includes a fraction of a share of Frontier common stock, that stockholder will receive cash representing the value of the fractional share of Frontier common stock. While we expect that the receipt of Frontier common stock in the merger will be tax-free to Verizon stockholders, they will be required to pay tax on any cash payment that they receive.

Verizon stockholders will not be required to pay for any shares of Frontier common stock they will receive and will also retain all of their shares of Verizon common stock.

Verizon’s Board of Directors has determined that the spin-off and the merger with Frontier are advisable and in the best interests of Verizon and its stockholders. Verizon has approved this transaction as the current sole stockholder of Spinco, and Verizon stockholders are not required, and are not being asked, to vote on the spin-off or the merger.

This information statement/prospectus contains important information describing Spinco, the combined company and the terms of the spin-off and the merger, including the calculation of the number of shares of Frontier common stock that Verizon stockholders will receive. It is also a prospectus relating to the Frontier common stock that Verizon stockholders will receive in the merger. Please read it carefully.

We look forward to completing this transaction.

Sincerely,

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger described in this information statement/prospectus or the Frontier common stock to be issued pursuant to the merger agreement, or determined if this information statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this information statement/prospectus is May 28, 2010.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Verizon stockholders who have questions regarding the spin-off, the merger or any other matter described in this information statement/prospectus should contact:

Investor Relations

Verizon Communications Inc.

One Verizon Way

Basking Ridge, NJ 07920

Telephone: (212) 395-1525

Spinco has filed a registration statement on Form 10 (File No. 000-53950) with the Securities and Exchange Commission, referred to as the SEC, to register the class of common stock of Spinco that will be distributed to Verizon stockholders in the spin-off. This information statement/prospectus is included in the registration statement on Form 10.

In addition, Frontier has filed a registration statement on Form S-4 (File No. 333-160789) with the SEC, of which this information statement/prospectus is a part.

This information statement/prospectus incorporates additional information about Frontier that is not included in or delivered with this information statement/prospectus. Copies of Frontier’s filings with the SEC are available to recipients of this information statement/prospectus without charge by request made to Frontier in writing, by telephone or by e-mail with the following contact information or through Frontier’s website at www.frontier.com:

Frontier Communications Corporation

Attn: Investor Relations Department

3 High Ridge Park

Stamford, Connecticut 06905

Telephone: (866) 491-5249

E-mail: frontier@frontiercorp.com

Frontier makes available on its website at www.frontier.com its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to these reports as soon as reasonably practicable after it files these materials with, or furnishes these materials to, the SEC. Frontier’s filings with the SEC are available to the public over the Internet at the SEC’s website at www.sec.gov, or at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

ALL INFORMATION CONTAINED IN THIS INFORMATION STATEMENT/PROSPECTUS WITH RESPECT TO VERIZON OR SPINCO AND THEIR RESPECTIVE SUBSIDIARIES HAS BEEN PROVIDED BY VERIZON. ALL OTHER INFORMATION CONTAINED IN THIS INFORMATION STATEMENT/PROSPECTUS, INCLUDING PRO FORMA INFORMATION, HAS BEEN PROVIDED BY FRONTIER.

CERTAIN DEFINITIONS

Unless the context otherwise requires, references in this information statement/prospectus to Frontier mean Frontier Communications Corporation, together with its subsidiaries, references to Verizon mean Verizon Communications Inc., together with its subsidiaries, and references to the combined company mean Frontier Communications Corporation, together with its subsidiaries, following the completion of the transactions (as defined herein). Neither Cellco Partnership doing business as Verizon Wireless, referred to as Cellco, nor any of its subsidiaries is deemed to be a subsidiary or an affiliate of Verizon for purposes of the distribution agreement or the merger agreement (each as defined in this information statement/prospectus). This information statement/prospectus describes Spinco as if it had the assets, liabilities and customers that will be transferred to it prior to the completion of the spin-off and the merger for all periods and dates presented.

Pro forma condensed combined financial information in this information statement/prospectus, and the phrase “on a pro forma basis,” give pro forma effect to the transactions (as defined herein), including, among other things, the incurrence of indebtedness by Spinco to finance the special cash payment (as defined herein) and the expected repayment, on June 1, 2010, of $175 million of indebtedness of Verizon’s Separate Telephone Operations, that would otherwise have constituted distribution date indebtedness (as defined herein), all as if they had occurred on January 1, 2009, for statement of operations purposes, and on March 31, 2010, for balance sheet purposes. See “—Summary Historical Consolidated and Combined Financial Information and Unaudited Pro Forma Condensed Combined Financial Information—Pro Forma Combined” and “Unaudited Pro Forma Condensed Combined Financial Information.”

QUESTIONS AND ANSWERS

Q:	What are the transactions described in this information statement/prospectus?

A:	References to the “transactions” are to the spin-off, the merger and the related transactions to be entered into by Verizon, Spinco and Frontier, including their respective affiliates, as described under “The Transactions” and elsewhere in this information statement/prospectus.

Q:	What will happen in the spin-off?

A:	Pursuant to the distribution agreement, dated as of May 13, 2009, as amended by Amendment No. 1 thereto, dated as of July 24, 2009, and Amendment No. 2 thereto, dated as of March 23, 2010, by and between Verizon and Spinco, referred to as the distribution agreement, Verizon will contribute to Spinco defined assets and liabilities of the local exchange business and related landline activities of Verizon in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, and in portions of California bordering Arizona, Nevada and Oregon, collectively referred to as the Spinco territory, including Internet access and long distance services and broadband video provided to designated customers in the Spinco territory, collectively referred to as the Spinco business. In addition, the combined company will also serve approximately 300 customers in a portion of Virginia bordering West Virginia.

In connection with these contributions, Verizon will receive from Spinco $3.333 billion in aggregate value in the form of:

•	a special cash payment of $3,083 million (referred to as the special cash payment)

•

a reduction in the consolidated indebtedness of Verizon of $250 million as a result of pre-existing long-term indebtedness to third parties of Verizon subsidiaries that conduct the Spinco business (referred to as the distribution date indebtedness) becoming the consolidated indebtedness of Spinco as a result of the spin-off (and, as a result of the merger, becoming part of the consolidated indebtedness of the combined company), referred to as the Verizon debt reduction.

Also in connection with these contributions, Spinco will issue additional shares of Spinco common stock to Verizon, which will be distributed in the spin-off as described below.

On April 12, 2010, Spinco issued $500,000,000 principal amount of 7.875% Senior Notes due 2015, $1,100,000,000 principal amount of 8.250% Senior Notes due 2017, $1,100,000,000 principal amount of 8.500% Senior Notes due 2020 and $500,000,000 principal amount of 8.750% Senior Notes due 2022 (referred to collectively as the notes). The notes were issued in a private transaction (referred to as the notes offering) that was not subject to the registration requirements of the Securities Act of 1933, as amended. The gross proceeds of the notes offering, plus an amount in cash contributed by Frontier that equals the amount of interest that will accrue on the notes from April 12, 2010 to October 1, 2010, were deposited into an escrow account. Immediately prior to the spin-off and the completion of the merger, the gross proceeds of the notes offering (less the initial purchasers’ discount) will be released from the escrow account and used to make the special cash payment by Spinco to Verizon, with any such amount in excess of the special cash payment to be retained by the combined company. Spinco completed the notes offering in order to provide debt financing to finance the special cash payment, referred to as the special cash payment financing, as required by the Agreement and Plan of Merger, dated as of May 13, 2009, as amended by Amendment No. 1 thereto, dated as of July 24, 2009, by and among Verizon, Spinco and Frontier, referred to as the merger agreement. See “Financing of the Combined Company.”

Immediately prior to the merger, Verizon will spin off Spinco by distributing all of the shares of Spinco common stock to Computershare Trust Company, N.A., as third-party distribution agent, to be held for the benefit of Verizon stockholders. Spinco will then merge with and into Frontier, and the shares of Spinco common stock will be immediately converted into that number of shares of Frontier common stock that

Verizon stockholders will be entitled to receive in the merger. The third-party distribution agent will then distribute shares of Frontier common stock and cash in lieu of fractional shares to Verizon stockholders on a pro rata basis in accordance with the terms of the merger agreement.

Q:	What will happen in the merger?

A:	In the merger, Spinco will merge with and into Frontier in accordance with the terms of the merger agreement. Spinco will no longer be a separate company, and Frontier will survive the merger as a stand-alone company holding and conducting the combined business operations of Frontier and Spinco.

Q:	What will Verizon stockholders be entitled to receive pursuant to the merger?

A:	As a result of the merger, Verizon stockholders will receive an aggregate number of shares of Frontier common stock equal to (1) $5,247,000,000, divided by (2) the Frontier average price, which is the average of the volume-weighted averages of the trading prices of Frontier common stock for the 30 consecutive trading days ending on the third trading day before the closing of the merger, referred to as the Frontier average price calculation period, provided that if an ex-dividend date occurs during this 30 day period, then the trading price for a share of Frontier common stock for each day before the stock begins trading ex-dividend will be reduced for purposes of this calculation by the amount of the dividend payable. Frontier has declared a dividend of $0.25 per share of its common stock, payable on June 30, 2010, to holders of record of its common stock at the close of business on June 9, 2010, and therefore it is expected that the calculation of the Frontier average price will reflect adjustments to the trading price for shares of Frontier common stock before June 7, 2010, reducing the trading prices for purposes of this calculation for those days by $0.25. The aggregate number of shares of Frontier common stock to be issued pursuant to the merger agreement will therefore change depending on the Frontier average price. However, the merger agreement provides that if the Frontier average price, as calculated, exceeds $8.50, then the Frontier average price will be $8.50, and if the Frontier average price, as calculated, is less than $7.00, then the Frontier average price will be $7.00. These limitations on the Frontier average price are referred to as the collar.

Depending on the trading prices of Frontier common stock prior to the closing of the merger and before accounting for the elimination of fractional shares, Verizon stockholders will collectively own between approximately 66% and 71% of the combined company’s outstanding equity immediately following the closing of the merger, and Frontier stockholders will collectively own between approximately 29% and 34% of the combined company’s outstanding equity immediately following the closing of the merger. Each Verizon stockholder will receive a number of shares of Frontier common stock equal to the product of the aggregate number of shares of Frontier common stock to be issued pursuant to the merger agreement multiplied by a fraction, the numerator being the number of shares of Verizon common stock owned by that stockholder as of the record date for the spin-off and the denominator being the total number of shares of Verizon common stock outstanding as of that record date plus the total number of shares of Verizon common stock issuable pursuant to employee stock options held on that record date and exercised by the holders thereof between that record date and the date of the spin-off.

For example, if the closing of the merger had occurred on May 24, 2010, based on the average of the volume-weighted averages of the trading prices of Frontier common stock for the 30 consecutive trading days ending May 19, 2010 (the third trading day before May 24, 2010), as reported by the New York Stock Exchange, referred to as the NYSE, the Frontier average price would have equaled $7.80. Prior to the elimination of fractional shares, Verizon stockholders would have received an aggregate of 672,740,418 shares of Frontier common stock in the merger. This amount would have represented approximately 68.2% of the combined company’s equity immediately after the closing of the merger if the closing had occurred on that date.

Based on these assumptions, each Verizon stockholder would have received one share of Frontier common stock for approximately every 4.2 shares of Verizon common stock the Verizon stockholder owned on the assumed record date for the spin-off. However, any change in the Frontier average price from the sample calculation of the Frontier average price used in the above example will, subject to the collar, cause the aggregate number of shares of Frontier common stock to be issued pursuant to the merger agreement (and the per share consideration to be received by Verizon stockholders in the merger) to change. In addition, any change in the number of shares of Verizon common stock outstanding prior to the record date of the spin-off (together with any shares of Verizon common stock issued pursuant to the exercise of Verizon stock options between the record date for the spin-off and the date of the spin-off) will cause the per share consideration to be received by Verizon stockholders to change.

No fractional shares of Frontier common stock will be issued to Verizon stockholders in the merger. Each Verizon stockholder will receive a cash payment in lieu of any fractional share of Frontier common stock to which he or she would otherwise be entitled. See “The Transaction Agreements—Merger Agreement—Merger Consideration” and “Material United States Federal Income Tax Consequences of the Spin-Off and the Merger—The Merger.”

Q:	Will Verizon stockholders who sell their shares of Verizon common stock shortly before the completion of the spin-off and the merger still be entitled to receive shares of Frontier common stock with respect to the shares of Verizon common stock that were sold?

A:	It is currently expected that beginning not earlier than two business days before June 7, 2010, which is the record date for the spin-off, and continuing through the closing date of the merger (or the previous business day, if the merger closes before the opening of trading in Verizon common stock and Frontier common stock on the NYSE on the closing date), there will be two markets in Verizon common stock on the NYSE and on The NASDAQ Stock Market: a “regular way” market and an “ex-distribution” market.

•

If a Verizon stockholder sells shares of Verizon common stock in the “regular way” market under the symbol “VZ” during this time period, that Verizon stockholder will be selling both his or her shares of Verizon common stock and the right (represented by a “due-bill”) to receive shares of Spinco common stock that will be converted into shares of Frontier common stock, and cash in lieu of fractional shares (if any), at the closing of the merger. Verizon stockholders should consult their brokers before selling their shares of Verizon common stock in the “regular way” market during this time period to be sure they understand the effect of the “due-bill” procedures. The “due-bill” process is not managed, operated or controlled by Verizon.

•

If a Verizon stockholder sells shares of Verizon common stock in the “ex-distribution” market during this time period, that Verizon stockholder will be selling only his or her shares of Verizon common stock, and will retain the right to receive shares of Spinco common stock that will be converted into shares of Frontier common stock, and cash in lieu of fractional shares (if any), at the closing of the merger. It is currently expected that “ex-distribution” trades of Verizon common stock will settle within three business days after the closing date of the merger and that if the merger is not completed all trades in this “ex-distribution” market will be cancelled.

After the closing date of the merger, shares of Verizon common stock will no longer trade in the “ex-distribution” market, and shares of Verizon common stock that are sold in the “regular way” market will no longer reflect the right to receive shares of Spinco common stock that will be converted into shares of Frontier common stock, and cash in lieu of fractional shares (if any), at the closing of the merger.

Trading in Verizon common stock on the London Stock Exchange during this period is expected to be subject to the London Stock Exchange’s ordinary course procedures for transactions of this type.

Q:	Has Verizon set a record date for the distribution of shares of Spinco common stock in the spin-off?

A:	Ownership will be determined as of 5:00 p.m., Eastern time, on June 7, 2010. References to the record date for the spin-off in this information statement/prospectus refer to this date and time.

Q:	How may Verizon stockholders sell the shares of Frontier common stock which they are entitled to receive pursuant to the merger agreement prior to receiving those shares of Frontier common stock?

A:	It is currently expected that beginning not earlier than two business days before June 7, 2010, which is the record date for the spin-off, and continuing through the closing date of the merger (or the previous business day, if the merger closes before the opening of trading in Verizon common stock and Frontier common stock on the NYSE on the closing date), there will be two markets in Frontier common stock on the NYSE: a “regular way” market and a “when issued” market.

•	The “regular way” market will be the regular trading market for issued shares of Frontier common stock under the symbol “FTR.”

•

The “when issued” market will be a market for the shares of Frontier common stock that will be issued to Verizon stockholders at the closing of the merger. If a Verizon stockholder sells shares of Frontier common stock in the “when issued” market during this time period, that Verizon stockholder will be selling his or her right to receive shares of Frontier common stock at the closing of the merger. It is currently expected that “when issued” trades of Frontier common stock will settle within three business days after the closing date of the merger and that if the merger is not completed, all trades in this “when issued” market will be cancelled. After the closing date of the merger, shares of Frontier common stock will no longer trade in this “when issued” market.

Q:	How can Verizon stockholders sell their shares of Frontier common stock after the distribution?

A.	Verizon stockholders who are record holders of shares of Frontier common stock after the distribution date may request, if they choose to do so, that the Frontier transfer agent either sell their book-entry shares or send electronically all or a portion of their book-entry shares to a broker for a sale.

In the case of Verizon stockholders who hold their shares of Frontier common stock through a brokerage account, book-entry shares can be moved to or from the stockholders’ brokerage accounts electronically through Frontier’s transfer agent’s direct registration system. Verizon stockholders who hold their shares through a brokerage account should contact their brokers for more information.

Q.	In what ways will being a stockholder of both Verizon and the combined company differ from being a stockholder of Verizon?

A.	Following the spin-off and the merger, Verizon stockholders will continue to own all of their shares of Verizon common stock. Their rights as Verizon stockholders will not change, except that their shares of Verizon common stock will represent an interest in Verizon that no longer includes the ownership and operation of the Spinco business. Verizon stockholders will also separately own stock of the combined company, which will include the combined business operations of Frontier and Spinco.

The combined company’s business will differ in several important ways from that of Verizon:

•

The combined company’s business will focus on providing a broad array of communications services to business and residential customers in the markets currently served by Frontier and the Spinco business, while Verizon will focus on providing wireless voice and data products and services, and converged communications, information and entertainment services over its advanced fiber-optic network in the United States, as well as expansive end-to-end global Internet Protocol (IP) networks to business and government customers around the world;

•	The combined company will be significantly smaller than Verizon; and

•

Although Frontier expects the combined company to obtain an investment grade credit rating in the future, immediately after the closing of the merger the combined company is expected to have a higher amount of indebtedness relative to its market capitalization than Verizon, and may be subject to higher financing costs and more restrictive debt covenants than Verizon.

For a more complete description of the characteristics of the combined company’s business, see “Description of the Business of the Combined Company.”

Q:	Will the spin-off and the merger affect employees and former employees of Verizon who hold Verizon stock options and other stock-based awards?

A:	Yes. Pursuant to the terms of the plans under which those Verizon stock options and other stock-based awards were issued, Verizon expects to adjust the exercise price of and number of shares of Verizon stock underlying the outstanding options to take into account any decrease in the value of Verizon common stock immediately following the spin-off and the merger. Also, holders of Verizon restricted stock units and Verizon performance stock units will receive additional units equivalent to the cash value of the Frontier common stock that they would have received with respect to each hypothetical share of Verizon common stock held in respect of those units. See “The Transactions—Effects of the Merger and Spin-Off on Verizon Stock Options and Other Verizon Stock-Based Awards.”

Q:	How will shares of Frontier common stock be distributed to Verizon stockholders?

A:	Holders of Verizon common stock on the record date for the spin-off will receive shares of Frontier common stock in book-entry form. Record stockholders will receive additional information from Frontier’s transfer agent shortly after the distribution date. Beneficial holders will receive information from their brokerage firms or other nominees.

Q:	Who is the transfer agent and the distribution agent?

A:	Computershare Trust Company, N.A. is the current transfer agent for shares of Verizon common stock and for shares of Frontier common stock, and it will also serve as the distribution agent for the shares of Frontier common stock to be distributed to Verizon stockholders following the spin-off and the merger. Any questions regarding the distribution of shares of Frontier common stock to Verizon stockholders or the ownership of Frontier common stock following the distribution should be directed to Computershare Trust Company, N.A. at (877) 770-0496. Holders of Verizon common stock who hold their shares through a brokerage account should contact their brokers with any questions.

Q:	Will Verizon stockholders who currently participate in the full reinvestment option contained in the Verizon Communications Direct Invest plan automatically be enrolled in Frontier’s dividend reinvestment plan?
A:	Yes. A Verizon stockholder who currently participates in the full reinvestment option contained in the Verizon Communications Direct Invest plan, which is a direct stock purchase and share ownership plan for holders of Verizon common stock, will have the account holding the shares of Frontier common stock that he or she receives in the merger automatically enrolled in Computershare CIP, a direct stock purchase and dividend reinvestment plan for Frontier common stock. Computershare CIP is sponsored by Computershare Trust Company, N.A. and not by Frontier. Verizon stockholders who do not wish to participate in Computershare CIP with respect to the shares of Frontier common stock that they will receive in the merger should notify Computershare Trust Company, N.A. at the telephone number specified in the previous paragraph immediately following the merger. A Verizon stockholder who participates in the Verizon Communications Direct Invest Plan with respect to only some of his or her shares of Verizon common stock will not be automatically enrolled in Computershare CIP following the merger with respect the shares of Frontier common stock that he or she receives in the merger.

Q:	Are Verizon stockholders required to do anything?

A:

Verizon stockholders are not required to take any action to approve the spin-off or the merger. However, Verizon stockholders should carefully read this information statement/prospectus, which contains important information about the spin-off, the merger, Spinco, Frontier and the combined company. After the merger, Frontier will mail to holders of Verizon common stock who are entitled to receive shares of Frontier common stock book-entry statements evidencing their ownership of Frontier common stock, cash payments in lieu of fractional shares (if any) and related tax information, and other information regarding their receipt of Frontier common stock.

VERIZON STOCKHOLDERS WILL NOT BE REQUIRED TO SURRENDER THEIR SHARES OF VERIZON COMMON STOCK IN THE SPIN-OFF OR THE MERGER AND THEY SHOULD NOT RETURN THEIR VERIZON STOCK CERTIFICATES. THE SPIN-OFF AND THE MERGER WILL NOT RESULT IN ANY CHANGE IN VERIZON STOCKHOLDERS’ OWNERSHIP OF VERIZON COMMON STOCK FOLLOWING THE MERGER.

Q:	How will the rights of stockholders of Frontier and Verizon change after the merger?

A:	The rights of stockholders of Frontier will not change as a result of the merger. Except for the amendment of Frontier’s restated certificate of incorporation to increase the number of authorized shares of Frontier common stock, which was approved by Frontier’s stockholders, Frontier does not expect to further amend its restated certificate of incorporation or its by-laws in connection with the merger. The rights of stockholders of Verizon will also remain the same as prior to the merger, except that their shares of Verizon common stock will represent an interest in Verizon that no longer reflects the ownership and operation of the Spinco business, and stockholders of Verizon will also receive shares of Frontier common stock and cash paid in lieu of fractional shares (if any) in the merger. See “Description of Capital Stock of Frontier and the Combined Company.”

Q:	What will Frontier’s dividend policy be following the merger?

A:	The amount and timing of dividends payable on Frontier’s common stock are within the sole discretion of its board of directors. Frontier currently pays an annual cash dividend of $1.00 per share of Frontier common stock, subject to applicable law and agreements governing Frontier’s indebtedness and within the sole discretion of the Frontier board. After the closing of the merger, Frontier intends to pay an annual cash dividend of $0.75 per share of Frontier common stock, subject to applicable law and agreements governing the combined company’s indebtedness and within the sole discretion of the Frontier board. Frontier believes that this dividend policy will allow the combined company to invest in its markets, including extending its broadband capacity in the Spinco territory over the next few years. See “The Transactions—Dividend Policy of Frontier and the Combined Company.”

Q:	Will Frontier pay a dividend for the quarter in which the merger is completed?

A:	Yes. Unless the closing date of the merger occurs on the first day of a fiscal quarter, Frontier intends to pay a pro-rated dividend for the quarter in which the merger is completed to Frontier stockholders of record as of the close of business on the business day immediately preceding the closing date of the merger based on its current policy of paying dividends on each share of its common stock at a rate of $0.25 per share per quarter. The pro-rated dividend would be payable for the period from the first day of the fiscal quarter in which the closing date of the merger occurs through and including the day immediately preceding the closing date of the merger. Subject to the satisfaction of closing conditions in the merger agreement, Frontier and Verizon expect the closing date of the merger to occur on July 1, 2010. If a pro-rated dividend is paid, Verizon stockholders who receive shares of Frontier common stock as a result of the merger will not be entitled to receive this pro-rated dividend in respect of the shares received in the merger. In addition, unless the closing date of the merger occurs on the first day of a fiscal quarter, Frontier intends to pay a pro-rated dividend at a rate of $0.1875 per share per quarter for the period beginning on the closing date of the merger through and including the last day of the fiscal quarter in which the closing of the merger occurs. Existing Frontier stockholders and Verizon stockholders who receive shares of Frontier common stock as a result of the merger and who continue to hold the shares on the relevant record date would be entitled to receive this pro-rated dividend. However, as noted above, no pro-rated dividend will be paid in the event that the closing of the merger occurs on the first day of a fiscal quarter.

Q:	Who will serve on the board of directors of the combined company?

A:	Currently, the Frontier board (which will become the board of directors of the combined company) consists of ten directors plus two vacancies. All of Frontier’s current directors will continue to serve on Frontier’s board after the merger, with the exception of Ms. Lawton Fitt, who has agreed to resign immediately prior to the merger. Frontier expects that Mary Agnes Wilderotter, Frontier’s current Chairman of the Board of Directors, President and Chief Executive Officer, will continue to serve in such roles with the combined company. On July 6, 2010, or if the merger were to close later, the day immediately prior to the merger, three nominees designated by Verizon will be elected to fill vacancies on Frontier’s board. Following such elections, Frontier’s board will consist of twelve directors. Verizon has designated Edward Fraioli, Pamela D.A. Reeve and Mark Shapiro to be elected to the board of directors of the combined company in connection with the closing of the merger.

Q:	Will Frontier’s current senior management team manage the business of the combined company following the merger?

A:	Yes. Frontier’s senior management team will continue to manage the business of the combined company after the merger. In addition, Frontier expects to supplement Frontier’s current senior management team with members of Verizon’s regional management team who currently manage the Spinco business. See “Management of the Combined Company.”

Q:	What will be the indebtedness of the combined company immediately following completion of the spin-off and merger?

A:	By virtue of the merger, the combined company will have approximately $3.5 billion of additional indebtedness compared to Frontier’s indebtedness immediately prior to the merger. This additional indebtedness will consist primarily of $3.2 billion of special cash payment financing and $250 million of distribution date indebtedness. The combined company will also continue to be obligated in respect of Frontier’s indebtedness existing at the time of the merger. Based upon Frontier’s outstanding indebtedness as of March 31, 2010 of approximately $4.8 billion, Frontier expects that, immediately following the merger, the combined company will have approximately $8.3 billion in total debt.

Q:	Will there be a post-closing working capital adjustment?

A:	Pursuant to the distribution agreement, Spinco is required to have, at the closing of the merger, defined current assets in an amount that is at least equal to the amount of defined current liabilities as of such time, referred to as the distribution date working capital. If the distribution date working capital of Spinco exceeds zero, no payment will be made by either party with respect to such excess. If the distribution date working capital of Spinco is less than zero, Verizon will pay to the combined company an amount equal to the full amount of the deficit. In the event that the combined company disagrees with Verizon’s calculation of the distribution date working capital, the combined company may dispute that calculation if the amount in dispute exceeds $250,000.

Q:	What are the material tax consequences to Verizon stockholders resulting from the spin-off and the merger?

A:	Verizon stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the spin-off or the merger, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of Frontier common stock. The material U.S. federal income tax consequences of the spin-off and the merger are described in more detail under “Material United States Federal Income Tax Consequences of the Spin-Off and the Merger.”

Q:	Are there risks associated with the merger?

A:	Yes. The combined company may not achieve the expected benefits of the merger because of the risks and uncertainties discussed in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Those risks include, among other things, risks relating to the uncertainty that the combined company will fully realize the anticipated growth opportunities and cost synergies from the merger and uncertainties relating to the performance of the combined company following the completion of the merger.

Q:	Does Frontier have to pay anything to Verizon if the merger agreement is terminated?

A:	Depending on the reasons for termination of the merger agreement, Frontier may have to pay Verizon a termination fee of $80 million. For a discussion of the circumstances under which the termination fee is payable by Frontier to Verizon, see “The Transaction Agreements—The Merger Agreement—Termination Fee Payable in Certain Circumstances.”

Q:	Can Verizon or Frontier stockholders demand appraisal of their shares?

A:	No. Neither Verizon nor Frontier stockholders have appraisal rights under Delaware law in connection with the spin-off or the merger.

Q:	When will the merger be completed?

A:	Subject to the satisfaction of the closing conditions in the merger agreement, Frontier and Verizon expect the merger to close on July 1, 2010. For a discussion of the conditions to the merger, see “The Transaction Agreements—The Merger Agreement—Conditions to the Completion of the Merger.”

SUMMARY

This summary highlights selected information from this information statement/prospectus and may not contain all of the information that is important to you. To understand the transactions fully and for a more complete description of the terms of the spin-off and the merger, please carefully read this entire information statement/prospectus and the other documents referred to in this information statement/prospectus. See also “Where You Can Find Additional Information.”

This information statement/prospectus is:

•	an information statement of Spinco relating to the distribution in the spin-off of shares of its common stock to the distribution agent for the benefit of Verizon stockholders; and

•	a prospectus of Frontier relating to the issuance of shares of Frontier common stock to Verizon stockholders in connection with the merger.

The Companies

Frontier Communications Corporation

Frontier is a communications company providing services to rural areas and small and medium-sized towns and cities. Frontier generated revenues of approximately $2.1 billion for the fiscal year ended December 31, 2009 and approximately $519.8 million for the three months ended March 31, 2010. Frontier operated in 24 states with approximately 2,083,000 access lines, 644,000 Internet subscribers and 176,000 video subscribers as of March 31, 2010.

Incorporated in November 1935, Frontier is the sixth largest incumbent local exchange carrier (“ILEC”) in the United States based on number of access lines. Frontier is typically the leading incumbent carrier in the markets it serves and provides the “last mile” of communications services to residential and business customers in these markets.

From May 2000 until July 31, 2008, Frontier was named Citizens Communications Company.

Spinco

The Spinco business had approximately 4,108,000 access lines as of March 31, 2010. Verizon’s Separate Telephone Operations generated revenues of approximately $4.1 billion for the year ended December 31, 2009 and approximately $964 million for the three months ended March 31, 2010.

Verizon’s Separate Telephone Operations’ financial information is included elsewhere in this information statement/prospectus before taking into account any of the pro forma adjustments detailed in “Unaudited Pro Forma Condensed Combined Financial Information.” This financial information, together with the pro forma adjustments detailed in “Unaudited Pro Forma Condensed Combined Financial Information,” reflects the operations that will comprise the Spinco business in connection with the spin-off.

Pursuant to the distribution agreement, Verizon will contribute to Spinco defined assets and liabilities of its local exchange business and related landline activities in the Spinco territory, including Internet access and long distance services and broadband video provided to designated customers in the Spinco territory. This information statement/prospectus describes Spinco as if it had the assets, liabilities and customers that will be transferred to it prior to completion of the spin-off and the merger for all periods and dates presented. The Spinco business consists of local exchange service, designated intrastate and interstate long distance service, network access service, Internet access service, enhanced voice and data services, digital subscriber line services, referred to as

DSL, fiber-to-the-premises voice, broadband and video services, wholesale services, operator services, directory assistance services, customer service to end users, and, in connection with the foregoing, repairs, billing and collections, as well as other specified activities of Verizon in the Spinco territory. The conveyed assets will specifically include designated fiber-to-the-premises network elements and customer premises equipment at fiber-to-the-premises subscriber locations in the states of Indiana, Oregon and Washington and specified related transmission facilities.

The Combined Company

The combined company is expected to be the nation’s largest communications services provider focused on rural areas and small and medium-sized towns and cities, and the nation’s fifth largest incumbent local exchange carrier, with approximately 6.2 million access lines, 7.7 million voice and broadband connections and 13,800 employees in 27 states on a pro forma basis as of March 31, 2010. The combined company will offer voice, data and video services to customers in its expanded geographic footprint. Assuming the merger had occurred on January 1, 2009, the combined company’s revenues on a pro forma basis would have been approximately $6.1 billion for the year ended December 31, 2009 and approximately $1.5 billion for the three months ended March 31, 2010.

The Transactions

The Spin-Off (See “The Transactions—The Spin-Off” beginning on page 40)

As part of the spin-off, pursuant to the distribution agreement, Verizon will, pursuant to a series of restructuring transactions prior to the spin-off (collectively referred to as the contribution) contribute to Spinco and its subsidiaries defined assets and liabilities of the local exchange business and related landline activities of Verizon in the Spinco territory, including Internet access and long distance services and broadband video provided to designated customers in the Spinco territory. In connection with the contribution, Verizon will receive from Spinco $3.333 billion in aggregate value in the form of:

•	a special cash payment of $3,083 million; and

•	the Verizon debt reduction in the amount of $250 million.

Also in connection with the contribution, Spinco will issue additional shares of Spinco common stock to Verizon, which will be distributed in the spin-off as described below.

After the contribution and immediately prior to the merger, Verizon will spin off Spinco by distributing all of the shares of Spinco common stock to the distribution agent to be held collectively for the benefit of Verizon stockholders, which transactions are referred to collectively as the distribution. Spinco will then merge with and into Frontier, and the shares of Spinco common stock will be immediately converted into the number of shares of Frontier common stock that Verizon stockholders will be entitled to receive in the merger. The distribution agent will then distribute these shares of Frontier common stock and cash in lieu of fractional shares to Verizon stockholders on a pro rata basis in accordance with the terms of the merger agreement.

The Merger (See “The Transactions—The Merger” beginning on page 41)

In the merger, Spinco will merge with and into Frontier in accordance with the terms of the merger agreement and, following completion of the merger, the separate existence of Spinco will cease. Frontier will survive the merger as the combined company and will hold and conduct the combined business operations of Frontier and Spinco.

Verizon stockholders will be entitled to receive a number of shares of common stock of Frontier, as the combined company, to be determined based on the calculation set forth in “The Transactions—Calculation of

Merger Consideration.” Verizon stockholders will receive a cash payment in lieu of any fractional shares of Frontier common stock that they would otherwise receive. Verizon stockholders will not be required to pay for any of the shares of Frontier common stock they receive and will also retain all of their shares of Verizon common stock. Existing shares of Frontier common stock will remain outstanding.

Frontier, Spinco and Verizon stockholders will not be entitled to exercise appraisal rights or to demand payment for their shares in connection with the spin-off or the merger.

Approval of the Transactions

On October 27, 2009, Frontier stockholders voted to adopt the merger agreement and approve the issuance of Frontier common stock pursuant to the merger agreement. No vote by Verizon stockholders is required or is being asked for in connection with the spin-off or the merger. Verizon, as the sole stockholder of Spinco, has already approved the merger.

Opinions of Financial Advisors to Frontier (See “The Transactions—Opinions of Frontier’s Financial Advisors” beginning on page 51)

The Frontier board received an oral opinion of Evercore Group L.L.C., referred to as Evercore, on May 12, 2009, which opinion was confirmed by a written opinion dated May 12, 2009, to the effect that, as of that date and based on and subject to the assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth therein, the aggregate merger consideration to be delivered by Frontier in respect of the Spinco common stock pursuant to the merger agreement entered into by Verizon, Spinco and Frontier on May 13, 2009, which was prior to any subsequent amendment and is referred to as the original merger agreement, was fair, from a financial point of view, to Frontier and the holders of Frontier common stock (solely in their capacity as holders of Frontier common stock). The full text of Evercore’s written opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken by Evercore in connection with delivering its opinion, is attached as Annex B-1 to this information statement/prospectus and is incorporated by reference in its entirety into this information statement/prospectus. The opinion of Evercore was provided to the Frontier board in connection with its evaluation of the consideration provided for in the merger and does not address the fairness of the spin-off or the merger from a financial point of view to Verizon, Spinco, or their respective stockholders or any other aspect of the proposed transactions, and does not constitute a recommendation to the recipients of this information statement/prospectus or any other person with respect to the spin-off, the merger or any other transaction. Evercore did not provide any advice or opinion to Verizon, Spinco or their respective boards of directors with respect to the spin-off, the merger or any other aspect of the proposed transactions.

The Frontier board also received an oral opinion of Citigroup Global Markets Inc., referred to as Citi, on May 12, 2009, which opinion was subsequently confirmed by a written opinion dated May 13, 2009, to the effect that, as of that date and based upon and subject to the assumptions, limitations and considerations set forth therein, the aggregate merger consideration to be delivered by Frontier in respect of the Spinco common stock pursuant to the original merger agreement was fair, from a financial point of view, to Frontier and the holders of Frontier common stock. The full text of Citi’s written opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken by Citi in connection with its opinion, is attached as Annex B-2 to this information statement/prospectus and is incorporated by reference in its entirety into this information statement/prospectus. The opinion of Citi was provided to the Frontier board in connection with its evaluation of the consideration provided for in the merger and does not address the fairness of the spin-off or the merger from a financial point of view to Verizon, Spinco, or their respective stockholders or any other aspect of the proposed transactions, and does not constitute a recommendation to the recipients of this information statement/prospectus or any other person with respect to the spin-off, the merger or any other transaction. Citi did not provide any advice or opinion to Verizon, Spinco or their respective boards of directors with respect to the spin-off, the merger or any other aspect of the proposed transactions.

Board of Directors and Management of the Combined Company (See “Management of the Combined Company” beginning on page 183)

Immediately prior to the merger, the Frontier board (which will become the board of directors of the combined company) will consist of twelve directors, nine of whom will be initially designated by Frontier and three of whom will be initially designated by Verizon. However, in the event that the closing date of the merger occurs on or prior to July 6, 2010, there will be three vacancies on the Frontier board immediately prior to the merger and the three Verizon director nominees will become members of the board of directors of the combined company on July 6, 2010. If the closing date of the merger occurs after July 6, 2010, the three Verizon director nominees will become members of the board of the combined company on the day immediately prior to the merger. Verizon’s director nominees may not be employees of Verizon, its affiliates or Cellco or any of its subsidiaries, and must satisfy the requirements for director independence under the rules and regulations of the SEC and the NYSE. The officers of Frontier immediately prior to the merger will continue as the officers of the combined company immediately following the merger. In addition, Frontier expects to supplement its current senior management team with members of Verizon’s regional management team who currently manage the Spinco business.

Risk Factors (See “Risk Factors” beginning on page 22)

You should carefully consider the matters described in the section “Risk Factors,” as well as other information included in this information statement/prospectus and the other documents to which you have been referred.

Regulatory Matters (See “The Transaction Agreements—The Merger Agreement—Regulatory Matters” beginning on page 82)

The merger agreement provides that each of the parties to the merger agreement will use all commercially reasonable efforts to obtain all necessary actions, waivers, consents and approvals from any governmental authority, and to take all steps as may be necessary to obtain an approval or waiver from, or to avoid an action by, any governmental authority. This includes making all necessary filings and defending or contesting all actions or proceedings (subject to certain limitations).

Financing (See “The Transaction Agreements—The Merger Agreement—Financing Matters” beginning on page 85)

The gross proceeds of the notes offering (less the initial purchasers’ discount) will be used to make the special cash payment by Spinco to Verizon, with any such amount in excess of the special cash payment to be retained by the combined company.

Conditions (See “The Transaction Agreements—The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 89)

As more fully described in this information statement/prospectus and in the merger agreement and distribution agreement, consummation of the merger is subject to the satisfaction of certain conditions, including (1) the absence of any order by a court or governmental authority enjoining or prohibiting any of the transactions, (2) the absence of any action taken by any governmental authority in connection with the transactions that would reasonably be expected to have a material adverse effect on Verizon (assuming Verizon were comparable in size to the combined company) or the combined company, (3) the continuing effectiveness of applicable regulatory consents, (4) the receipt of certain tax opinions, (5) the absence of a material adverse effect on Frontier, on Spinco or on the Spinco business, (6) the receipt by Verizon and Frontier of a solvency opinion of a nationally recognized independent valuation firm, and (7) other customary closing conditions. There can be no assurance when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination (See “The Transaction Agreements—The Merger Agreement—Termination” beginning on page 91)

The merger agreement may be terminated by:

(a)	the mutual written consent of the parties;

(b)	any of the parties if the merger is not consummated by July 31, 2010, subject to certain extension rights;

(c)	any of the parties if the merger is permanently enjoined or prohibited, or if a final, non-appealable order has been entered into that would constitute a materially adverse regulatory condition;

(d)	Frontier, on the one hand, or Verizon and Spinco, on the other hand, if the other party or parties breach the merger agreement in a way that would entitle the party or parties seeking to terminate the agreement not to consummate the merger, subject to the right of the breaching party or parties to cure the breach;

(e)	Verizon and Spinco, if the Frontier board withdraws or adversely modifies its recommendation; or

(f)	Verizon and Spinco on any date, if on that date (1) the average of the volume-weighted averages of the trading prices of the Frontier common stock for any period of 60 consecutive trading days that ended within three business days prior to that date is below $3.87 and (2) Verizon and Spinco notify Frontier in writing that they are terminating the merger agreement in accordance with this provision.

Frontier will pay to Verizon a termination fee of $80 million in the event that:

•	Verizon and Spinco terminate the merger agreement under clause (e) above; or

•

(1) Frontier receives a competing acquisition proposal and one of the parties terminates under clause (b) above or Verizon and Spinco terminate the merger agreement because Frontier breaches certain specified provisions of the merger agreement, and (2) within 12 months after such termination of the merger agreement, Frontier consummates a business combination transaction or enters into a definitive agreement with respect to such a transaction.

Material United States Federal Income Tax Consequences (See “Material United States Federal Income Tax Consequences of the Spin-off and the Merger” beginning on page 73)

Verizon stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the spin-off or the merger, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of Frontier common stock.

SUMMARY HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL INFORMATION AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Frontier

The following tables present summary historical consolidated financial and operating information of Frontier as of the dates and for the periods indicated. The summary historical consolidated financial information of Frontier as of March 31, 2010 and for the three months ended March 31, 2010 and 2009 have been derived from the unaudited interim consolidated financial statements of Frontier included elsewhere in this information statement/prospectus. The summary historical consolidated financial information of Frontier as of December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009 is derived from the audited historical consolidated financial statements of Frontier included elsewhere in this information statement/prospectus. The summary historical consolidated financial information of Frontier as of December 31, 2007, 2006 and 2005 and for each of the years in the two-year period ended December 31, 2006 is derived from the audited historical consolidated financial statements of Frontier not included in this information statement/prospectus. The operating data of Frontier below is unaudited for all periods. The operating results of Frontier for the three months ended March 31, 2010 and for the year ended December 31, 2009 are not necessarily indicative of the results to be expected for any future periods.

This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes of Frontier referred to above.

	Three months ended March 31,			Year ended December 31,
(In thousands)	2010		2009	2009		2008	2007		2006		2005
	(Unaudited)
Statements of Operations Information:
Revenue (1)	$519,849		$537,956	$2,117,894		$2,237,018	$2,288,015	(3)	$2,025,367		$2,017,041
Operating income	161,862		139,510	606,165		642,456	705,416		644,490		588,968
Income from continuing operations (2)	43,472		36,955	123,181		184,274	216,514	(4)	258,321	(5)	189,923
Net income attributable to common shareholders of Frontier	42,565		36,303	120,783		182,660	214,654		344,555		202,375
Other financial data:
Capital expenditures	$69,606	(6)	$54,572	$255,965	(6)	$288,264	$315,793		$268,806		$259,448

	As of March 31, 2010	As of December 31,
(In thousands, except for operating data)		2009	2008	2007	2006	2005
	(Unaudited)
Balance sheet data:
Total assets	$6,793,623	$6,878,255	$6,888,676	$7,256,069	$6,797,536	$6,427,567
Long-term debt	4,796,474	4,794,129	4,721,685	4,736,897	4,467,086	3,995,130
Total shareholders’ equity of Frontier	296,763	327,611	519,045	997,899	1,058,032	1,041,809

Operating data:
Access lines	2,082,812	2,117,512	2,254,333	2,429,142	2,126,574	2,237,539
High-speed Internet subscribers	644,060	635,947	579,943	522,845	393,184	318,096
Video subscribers	175,775	172,961	119,919	93,596	62,851	32,326

(1)	Operating results include activities for Commonwealth Telephone Enterprises Inc., referred to as Commonwealth or CTE, from the date of its acquisition on March 8, 2007, and for Global Valley Networks Inc. and GVN Services, together referred to as GVN, from the date of their acquisition on October 31, 2007.

(2)	Operating results exclude activities for Electric Lightwave, LLC (“ELI”) for 2006 and 2005. In 2006, Frontier sold ELI, its competitive local exchange carrier (“CLEC”) business, for $255.3 million (including the sale of associated real estate) in cash plus the assumption of approximately $4.0 million in capital lease obligations. Frontier recognized a pre-tax gain on the sale of ELI of approximately $116.7 million. Frontier’s after-tax gain on the sale was $71.6 million.

(3)	Revenue for 2007 includes the favorable one-time impact of $38.7 million ($24.4 million after tax) for a significant settlement of a carrier dispute.

(4)	Operating results for 2007 reflect the positive pre-tax impact of a pension curtailment gain of $14.4 million ($9.1 million after tax), resulting from the freeze placed on certain pension benefits of the former CTE non-union employees.

(5)	Operating results for 2006 reflect the favorable pre-tax impact of a $61.4 million ($38.7 million after tax) gain recognized on the liquidation and dissolution of Rural Telephone Bank.

(6)	Capital expenditures for the three months ended March 31, 2010 and for 2009 include $29.7 million and $25.0 million, respectively, related to integration activities.

Verizon’s Separate Telephone Operations

Verizon’s Separate Telephone Operations are comprised of the local exchange business and related landline activities of Verizon in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, including Internet access and long distance services and broadband video provided to designated customers in those states. Verizon’s Separate Telephone Operations comprise portions of Verizon California Inc. and Verizon South Inc., and the stock of Contel of the South, Inc., Verizon Northwest Inc., Verizon North Inc., and Verizon West Virginia Inc. (after the transfer of specific operations, assets and liabilities of Verizon North Inc. and Verizon Northwest Inc.); also included in Verizon’s Separate Telephone Operations are customer relationships for related long distance services offered by portions of Verizon Long Distance LLC and Verizon Enterprise Solutions LLC and Verizon Online LLC in the Spinco territory. Verizon’s Separate Telephone Operations exclude all activities of Verizon Business Global LLC and Cellco Partnership (doing business as Verizon Wireless). The following summary historical combined special-purpose financial data of Verizon’s Separate Telephone Operations for the three months ended March 31, 2010 and 2009 and as of March 31, 2010 have been derived from the unaudited interim condensed combined special-purpose financial statements of Verizon’s Separate Telephone Operations included elsewhere in this information statement/prospectus. The summary historical combined special-purpose financial data for each of the years ended December 31, 2009, 2008 and 2007 and as of December 31, 2009 and 2008 have been derived from the audited combined special-purpose financial statements of Verizon’s Separate Telephone Operations included elsewhere in this information statement/prospectus. The summary historical combined special-purpose financial data for the fiscal year ended December 31, 2006 and as of December 31, 2007 and 2006 have been derived from the audited combined special-purpose financial statements of Verizon’s Separate Telephone Operations that have not been included in this information statement/prospectus. The summary historical combined special-purpose financial data for the fiscal year ended December 31, 2005 and as of December 31, 2005, have been derived from the unaudited combined special-purpose financial statements of Verizon’s Separate Telephone Operations that have not been included in this information statement/prospectus.

See “Unaudited Pro Forma Condensed Combined Financial Information” for a detailed description of assets and liabilities of Verizon’s Separate Telephone Operations that will be contributed to Spinco, other assets and liabilities of Verizon’s Separate Telephone Operations that will not be contributed to Spinco, and expenses that will not be expenses of the combined company as well as other similar adjustments.

The summary historical combined financial data of Verizon’s Separate Telephone Operations should be read in conjunction with the unaudited interim condensed combined special-purpose financial statements of Verizon’s Separate Telephone Operations for the three months ended March 31, 2010 and 2009 and the notes thereto and the audited combined special-purpose financial statements of Verizon’s Separate Telephone Operations for the years ended December 31, 2009, 2008 and 2007 and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement/prospectus.

	Three Months Ended March 31,		Year ended December 31,
($ in millions)	2010	2009	2009	2008	2007	2006	2005
	(Unaudited)						(Unaudited)
Statements of Income:
Operating revenues	$964	$1,043	$4,065	$4,352	$4,527	$4,674	$4,831
Operating income (1)	84	287	542	1,044	1,159	1,162	1,046
Net income	2	172	292	552	603	638	538

Other Financial Data:
Capital expenditures (2)	$96	$135	$558	$730	$703	$702	$733

	As of March 31, 2010	As of December 31,
($ in millions)		2009	2008	2007	2006	2005
	(Unaudited)					(Unaudited)
Statements of Selected Assets, Selected Liabilities and Parent Funding:
Total selected assets	$8,192	$8,356	$8,926	$9,059	$9,119	$9,375
Long-term debt, including current portion	425	625	622	1,319	1,315	1,732
Employee benefit obligations	1,236	1,240	1,160	1,068	991	930
Parent funding	4,451	4,445	4,952	4,548	4,443	4,270

(1)	Operating expenses in the three months ended March 31, 2010 and the years ended December 31, 2009, 2008, 2007 and 2006 included charges related to pension settlement losses, pension and other postretirement curtailment losses and severance plans of $127 million, $397 million, $107 million, $53 million and $42 million, respectively. Operating expenses in the three months ended March 31, 2010 and the year ended December 31, 2009 also included charges of $9 million and $26 million, respectively, related to activities to enable Verizon’s Separate Telephone Operations to operate on a stand-alone basis in connection with the proposed spin-off and business combination with Frontier.

(2)	Capital expenditures in the three months ended March 31, 2010 and the year ended December 31, 2009 excluded $13 million and $34 million, respectively, related to network, non-network software and other activities to enable Verizon’s Separate Telephone Operations to operate on a stand-alone basis in connection with the proposed spin-off and business combination with Frontier.

Pro Forma Combined

The following table shows summary unaudited pro forma condensed combined financial data about the combined company’s financial condition and results of operations, after giving effect to the transactions (including, among other things, the notes offering) and the expected repayment, on June 1, 2010, of $175 million of indebtedness of Verizon’s Separate Telephone Operations, that would otherwise have constituted distribution date indebtedness, and is based upon the historical consolidated financial data of Frontier and the historical combined special-purpose financial data of Verizon’s Separate Telephone Operations included elsewhere in this information statement/prospectus. The unaudited pro forma condensed combined financial data has been prepared to reflect the transactions based on the acquisition method of accounting, with Frontier treated as the accounting acquirer. Under the acquisition method, the assets and liabilities of Verizon’s Separate Telephone Operations will be recorded by Frontier at their respective fair values as of the date the merger is completed. The unaudited pro forma condensed combined statements of operations information, which have been prepared for the three months ended March 31, 2010, and for the year ended December 31, 2009, give effect to the transactions and the repayment of indebtedness as if they had occurred on January 1, 2009. The unaudited pro forma condensed combined balance sheet data has been prepared as of March 31, 2010, and gives effect to the transactions and the repayment of indebtedness as if they had occurred on that date. The summary unaudited pro forma condensed combined financial data has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of Frontier and the combined special-purpose financial statements and the related notes of Verizon’s Separate Telephone Operations included elsewhere in this information statement/prospectus, as well as in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary unaudited pro forma condensed combined financial data is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have been achieved had the transactions been completed at the dates indicated above. In addition, the summary unaudited pro forma condensed combined financial data does not purport to project the future financial position or results of operations of Frontier and the combined company, after completion of the transactions. As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information included elsewhere in this information statement/prospectus, the preliminary allocation of the transaction consideration reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual transaction consideration allocation that will be recorded as of completion of the merger.

	Pro forma
(In millions, except per share amounts)	Three months ended March 31, 2010	Year ended December 31, 2009
	(Unaudited)
Statements of Operations Information:
Revenue	$1,456	$6,071
Operating income	335	1,373
Net income	92	433
Basic and diluted income per common share	0.09	0.44

	As of March 31, 2010
	(Unaudited)
Balance Sheet Data:
Property, plant and equipment, net	$8,394
Goodwill, net	6,267
Total assets	17,596
Long-term debt	8,247
Stockholders’ equity	5,520

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following table sets forth, for the three months ended March 31, 2010 and the year ended December 31, 2009, selected per share information for Frontier common stock on a historical and pro forma combined basis. Except for the historical information as of and for the year ended December 31, 2009, the information in the table is unaudited. You should read the data in conjunction with the historical consolidated financial statements and related notes of Frontier included elsewhere in this information statement/prospectus.

The Frontier pro forma combined income per share was calculated using the methodology described under “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this information statement/prospectus and assuming the issuance of the number of shares that would be issued at the mid-point of the collar ($7.75 per share of Frontier common stock). After the closing of the merger, Frontier intends to reduce its annual cash dividend from $1.00 per share to $0.75 per share. This change in dividend policy is reflected below in the column “Pro Forma Combined.” The Frontier pro forma combined book value per share was calculated by dividing total pro forma combined common shareholders’ equity by the number of shares expected to be outstanding after giving pro forma effect to the issuance of Frontier common stock pursuant to the merger agreement.

	Frontier
	Historical	Pro Forma Combined
Basic and diluted income per common share
Three months ended March 31, 2010	$0.14	$0.09
Year ended December 31, 2009	$0.38	$0.44

Cash dividends declared per common share(1)
Three months ended March 31, 2010	$0.25	$0.1875
Year ended December 31, 2009	$1.00	$0.75

Book value per common share
As of March 31, 2010	$0.95	$5.58

(1)	Frontier intends to pay an annual cash dividend of $0.75 per share after the closing of the merger.

HISTORICAL MARKET PRICE AND DIVIDEND DATA OF FRONTIER COMMON STOCK

Frontier common stock currently trades on the NYSE under the symbol “FTR.” On May 12, 2009, the last trading day before the announcement of the signing of the merger agreement, the last sale price of Frontier common stock reported by the NYSE was $7.57. On May 24, 2010, the last practicable trading day for which information is available as of the date of this information statement/prospectus, the last sale price of Frontier common stock reported by the NYSE was $7.84. Prior to July 31, 2008, the common stock of Frontier, then named Citizens Communications Company, traded under the symbol “CZN.” The following table sets forth the high and low prices per share of Frontier common stock for the periods indicated. For current price information, Frontier and Verizon stockholders are urged to consult publicly available sources.

	Frontier Communications Corporation Common Stock
	High	Low
Calendar Year Ending December 31, 2010
Second Quarter (through May 24, 2010)	$8.15	$7.25
First Quarter	$8.02	$7.23

Calendar Year Ending December 31, 2009
Fourth Quarter	$8.57	$7.12
Third Quarter	$7.60	$6.43
Second Quarter	$8.16	$6.62
First Quarter	$8.87	$5.32

Calendar Year Ended December 31, 2008
Fourth Quarter	$11.80	$6.35
Third Quarter	$12.94	$11.14
Second Quarter	$11.96	$10.01
First Quarter	$12.84	$9.75

The following table shows the dividends that have been declared and paid on Frontier common stock during 2010, 2009 and 2008:

	Per Share Dividend Declared	Date Declared	Date Paid or Payable
Calendar Year Ending December 31, 2010
Second Quarter	$0.25	5/12/2010	6/30/2010
First Quarter	$0.25	2/17/2010	3/31/2010

Calendar Year Ending December 31, 2009
Fourth Quarter	$0.25	11/28/2009	12/31/2009
Third Quarter	$0.25	7/30/2009	9/30/2009
Second Quarter	$0.25	5/13/2009	6/30/2009
First Quarter	$0.25	2/6/2009	3/31/2009

Calendar Year Ended December 31, 2008
Fourth Quarter	$0.25	11/6/2008	12/31/2008
Third Quarter	$0.25	7/31/2008	9/30/2008
Second Quarter	$0.25	5/14/2008	6/30/2008
First Quarter	$0.25	2/21/2008	3/31/2008

Frontier’s current dividend policy is to pay quarterly dividends at a rate of $0.25 per share to the extent dividends are permitted by applicable law and agreements governing Frontier’s indebtedness. Following the merger, Frontier intends to pay annual dividends at a rate of $0.75 per share to the extent permitted by applicable law and agreements governing the combined company’s indebtedness. The amount and timing of dividends payable on Frontier’s common stock are within the sole discretion of its board of directors and subject to applicable law and any restrictions in the agreements governing the combined company’s indebtedness. For more information on Frontier’s current dividend policy and the expected dividend policy of the combined company following the merger, see “The Transactions—Dividend Policy of Frontier and the Combined Company.”

Market price data for Spinco has not been presented because Spinco is currently a wholly owned subsidiary of Verizon and its common stock is not publicly traded.

RISK FACTORS

You should carefully consider the following risks, together with the other information contained in this information statement/prospectus and the annexes hereto. The risks described below are not the only risks facing Frontier and the combined company. Additional risks and uncertainties not currently known or that are currently deemed to be immaterial may also materially and adversely affect the combined company’s business operations or the price of the combined company’s common stock following completion of the merger.

Risks Related to the Spin-Off and the Merger

The calculation of the merger consideration will not be adjusted in the event the value of the Spinco business or assets declines before the merger is completed. The value of the Spinco business and assets may have an effect on the value of Frontier common stock following completion of the merger. As a result, it is not known what the value of the Frontier common stock will be following the completion of the merger.

The calculation of the number of shares of Frontier common stock to be issued to Verizon stockholders pursuant to the merger agreement will not be adjusted in the event the value of the Spinco business declines, including as a result of the loss of access lines. If the value of the Spinco business declines, the market price of the common stock of the combined company following completion of the merger may be less than Frontier stockholders anticipated when they voted to approve the merger proposals. Conversely, any decline in the Frontier average price as a result of a decrease in the price of Frontier common stock during the Frontier average price calculation period will, subject to the collar, increase the aggregate number of shares of Frontier common stock to be issued pursuant to the merger agreement. While Frontier will not be required to consummate the merger upon the occurrence of any event or circumstance that has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Spinco or the Spinco business, neither Verizon nor Frontier will be permitted to terminate the merger agreement because of any changes in the value of the Spinco business that do not rise to the level of a material adverse effect on Spinco or the Spinco business. Frontier will also not be permitted to terminate the merger agreement because of any changes in the market price of Frontier common stock.

Frontier’s effort to combine Frontier’s business and the Spinco business may not be successful.

The acquisition of the Spinco business is the largest and most significant acquisition Frontier has undertaken. The management of the combined company will be required to devote a significant amount of time and attention to the process of integrating the operations of Frontier’s business and the Spinco business, which may decrease the time they will have to serve existing customers, attract new customers and develop new services or strategies. Frontier expects that the customer-facing operations of the Spinco business will operate on an independent basis, separately from Verizon’s other businesses and operations, for at least 60 days prior to the closing of the spin-off and merger (other than with respect to the portion operated in West Virginia, which is expected to be ready for integration into Frontier’s existing business at the closing of the merger) and will not require significant post-closing integration for the combined company to continue the operations of the Spinco business immediately after the merger. However, the size and complexity of the Spinco business and the process of using Frontier’s existing common support functions and systems to manage the Spinco business after the merger, if not managed successfully by the management of the combined company, may result in interruptions of the business activities of the combined company, a decrease in the quality of the combined company’s services, a deterioration in the combined company’s employee and customer relationships, increased costs of integration and harm to its reputation, all of which could have a material adverse effect on the combined company’s business, financial condition and results of operations. In addition, Frontier management will be required to devote a significant amount of time and attention before completion of the merger to the process of migrating the systems and processes supporting the operations of the Spinco business in West Virginia from systems owned and operated by Verizon to those owned and operated by Frontier. The size, complexity and timing of this migration, if not managed successfully by Frontier management, may result in interruptions of Frontier’s business activities.

The spin-off and the merger are subject to certain conditions, and therefore the spin-off and the merger may not be consummated on the terms or timeline currently contemplated or at all.

The consummation of the spin-off and the merger remains subject to certain conditions, including (1) the absence of any order by a court or governmental authority enjoining or prohibiting any of the transactions, (2) the absence of any action taken by any governmental authority in connection with the transactions that would reasonably be expected to have a material adverse effect on Verizon (assuming Verizon were comparable in size to the combined company) or the combined company, (3) the continuing effectiveness of applicable regulatory consents, (4) the receipt of certain tax opinions, (5) the absence of a material adverse effect on Frontier, on Spinco or on the Spinco business, (6) the receipt by Verizon and Frontier of a solvency opinion of a nationally recognized independent valuation firm and (7) other customary closing conditions. In addition, regulatory staffs in Ohio, Oregon and Washington, in connection with their process for approval of the transactions, are monitoring Verizon’s operation of the segregated customer-facing operational support systems of the Spinco business (other than the portion conducted in West Virginia). Verizon delivered a notification to Frontier indicating that it has completed this segregation, and Frontier is in the process of validating and confirming, but has not yet validated and confirmed, that the segregation has been completed pursuant to and in accordance with the terms of the merger agreement, which validation and confirmation is required prior to the closing of the merger. Although the parties have received all necessary regulatory approvals, a party has filed for reconsideration of the approval in West Virginia, and certain of the orders granting these approvals may be challenged through appeals in applicable courts. In addition, the parties to the merger agreement have the right to terminate the merger agreement under certain circumstances. See “The Transaction Agreements—The Merger Agreement—Termination.” Neither Frontier nor Spinco can assure you that the spin-off and the merger will be consummated on the terms or timeline currently contemplated or at all.

Frontier has and will continue to expend a significant amount of capital and its management’s time and resources on the spin-off and the merger, and a failure to consummate the transactions as currently contemplated could have a material adverse effect on its business and results of operations. Moreover, Frontier is obligated to pay interest on the special cash payment financing prior to the completion of the merger without yet having achieved any of the expected benefits from the merger. The amount of such interest expense may be significant if the closing of the merger is delayed for a significant period of time.

The combined company may not realize the growth opportunities and cost synergies that are anticipated from the merger.

The benefits that Frontier expects to achieve as a result of the merger will depend, in part, on the ability of the combined company to realize anticipated growth opportunities and cost synergies. The combined company’s success in realizing these growth opportunities and cost synergies, and the timing of this realization, depends on the successful integration of Frontier’s business and operations and the Spinco business and operations. Even if the combined company is able to integrate the Frontier and Spinco businesses and operations successfully, this integration may not result in the realization of the full benefits of the growth opportunities and cost synergies that Frontier currently expects from this integration within the anticipated time frame or at all. For example, the combined company may be unable to eliminate duplicative costs. Moreover, the combined company may incur substantial expenses in connection with the integration of Frontier’s business and the Spinco business. While Frontier anticipates that certain expenses will be incurred, such expenses are difficult to estimate accurately, and may exceed current estimates. For example, Frontier’s estimate of expected 2010 capital expenditures related to integration activities has recently increased from $75 million to $180 million, attributable in large part to costs to be incurred in connection with third-party software licenses necessary to operate the Spinco business after the closing of the merger. Accordingly, the benefits from the merger may be offset by costs incurred or delays in integrating the businesses.

After the close of the transaction, sales of Frontier common stock may negatively affect its market price.

The market price of Frontier common stock could decline as a result of sales of Frontier common stock in the market after the completion of the merger or the perception that these sales could occur. To the extent permitted under the tax sharing agreement, any effort by the combined company to obtain additional capital by selling equity securities in the future will be made more difficult by such sales, or the possibility that such sales may occur. See “The Transaction Agreements—Additional Agreements Between Frontier, Verizon and their Affiliates—The Tax Sharing Agreement.”

Depending on the trading prices of Frontier common stock prior to the closing of the merger, before accounting for the elimination of fractional shares, Verizon stockholders will collectively own between approximately 66% and 71% of the combined company’s outstanding equity immediately following the closing of the merger. Certain Verizon stockholders (such as certain index funds and institutional investors with specific investment guidelines that do not cover Frontier common stock) who receive shares of Frontier common stock pursuant to the merger agreement may be required to sell their shares of Frontier common stock immediately after the merger, which may negatively affect the price of the combined company’s common stock.

If the assets contributed to Spinco by Verizon are insufficient to operate the Spinco business, it could adversely affect the combined company’s business, financial condition and results of operations.

Pursuant to the distribution agreement, Verizon will contribute to Spinco defined assets and liabilities of its local exchange business and related landline activities in the Spinco territory, including Internet access and long distance services and broadband video provided to designated customers in the Spinco territory. The merger agreement requires Verizon to segregate the Spinco business (other than the portion conducted in West Virginia) from Verizon’s other businesses and for the Spinco business to operate independently from Verizon’s other businesses for at least 60 days prior to the closing of the spin-off and merger. See “The Transaction Agreements—The Distribution Agreement—Preliminary Transactions.” On April 16, 2010, Verizon delivered a notification to Frontier indicating that it has completed this segregation. Frontier is in the process of validating and confirming, but has not yet validated and confirmed, that the segregation has been completed pursuant to and in accordance with the terms of the merger agreement, which validation and confirmation is required prior to the closing of the merger. In addition, the contributed assets may not be sufficient to operate all aspects of the Spinco business, and the combined company may need to use assets or resources from Frontier’s existing business or acquire additional assets in order to operate the Spinco business, which could adversely affect the combined company’s business, financial condition and results of operations.

Pursuant to the distribution agreement, the combined company has certain rights to cause Verizon to transfer to it any assets required to be contributed to Spinco under that agreement that were not contributed as required. If Verizon were to be unable or unwilling to transfer those assets to the combined company, or if Verizon and the combined company were to disagree about whether those assets were required to be contributed to Spinco under the distribution agreement, the combined company might not be able to obtain those assets or similar assets from others without significant costs or at all.

The combined company’s business, financial condition and results of operations may be adversely affected following the merger if it is not able to obtain consents to assign certain Verizon contracts to Spinco.

Certain wholesale, large business, Internet service provider and other customer contracts that are required to be assigned to Spinco by Verizon require the consent of the customer party to the contract to effect this assignment.

Verizon and the combined company may be unable to obtain these consents on terms favorable to the combined company or at all, which could have a material adverse impact on the combined company’s business, financial condition and results of operations following the merger.

Conditions imposed by regulatory authorities in connection with their approval of the spin-off and the merger may diminish the anticipated benefits of the merger.

Completion of the spin-off and the merger is conditioned upon the receipt of certain governmental consents, approvals, orders and authorizations. See “The Transaction Agreements—The Merger Agreement—Conditions

to the Completion of the Merger.” The parties have received the required approvals of the Federal Communications Commission and of state regulatory authorities. In connection with its approval, the FCC imposed certain conditions that will result in capital expenditures and operating requirements for the combined company’s business for specified periods of time post-closing. These conditions include the expansion of broadband availability over the transferred lines at minimum speeds, with thresholds to be met over time, wholesale competitive requirements and data collection and reporting. In addition, certain state regulatory commissions have, in connection with granting their approvals, specified certain capital expenditure and operating requirements for the combined company’s business for specified periods of time post-closing. These requirements focus primarily on a variety of capital investment commitments, including the expansion of broadband availability (with Frontier agreeing to place an aggregate amount of $55 million in cash in escrow accounts to satisfy all or part of such capital investment commitments). Frontier expects to pre-fund additional post-closing capital spending by the combined company for broadband and other network investments by placing cash into escrow or segregated accounts established for such purpose, which cash amounts could be in excess of the existing escrow commitments. In addition, in certain states, the combined company will be subject to operating restrictions such as rate caps (including maintenance of existing rates on residential and business products and existing prices and terms of interconnection agreements with competitive local exchange carriers and arrangements with carriers), continuation of existing product bundle offerings, waiver of certain customer early termination fees and restrictions on others, restrictions on caps on usage of broadband capacity, and certain minimum service quality standards for a defined period of time (the failure of which to meet, in one state, will result in penalties, including cash management restrictions on certain of the combined company’s subsidiaries in that state). In one state, the subsidiaries of the combined company will be subject to cash management restrictions for a period of four years after the closing. The combined company will also be required to report certain financial information and adhere for a period of time to certain conditions regulating competition and consumer protection. See “Description of the Business of the Combined Company—Regulatory Environment.” These conditions may restrict the combined company’s ability to modify the operations of its business in response to changing circumstances for a period of time after the closing of the merger and its ability to expend cash for other uses.

The merger agreement contains provisions that may discourage other companies from trying to acquire Frontier.

The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to Frontier prior to the closing of the merger that might result in greater value to Frontier stockholders than the merger. The merger agreement generally prohibits Frontier from soliciting any acquisition proposal, and Frontier may not terminate the merger agreement in order to accept an alternative business combination proposal that might result in greater value to Frontier stockholders than the merger. In addition, before the Frontier board may withdraw or modify its recommendation, Verizon has the opportunity to offer to modify the terms of the merger in response to any competing acquisition proposals that may be made. If the merger agreement is terminated by Frontier or Verizon in certain circumstances, Frontier may be obligated to pay a termination fee of $80 million to Verizon, which would represent an additional cost for a potential third party seeking a business combination with Frontier.

If the spin-off does not qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code, referred to as the Code, including as a result of subsequent acquisitions of stock of Verizon or Frontier, then Verizon or Verizon stockholders may be required to pay substantial U.S. federal income taxes, and Frontier may be obligated to indemnify Verizon for such taxes imposed on Verizon or Verizon stockholders as a result thereof.

The spin-off and merger are conditioned upon Verizon’s receipt of a private letter ruling from the Internal Revenue Service, referred to as the IRS, to the effect that the spin-off and certain related transactions will qualify as tax-free to Verizon, Spinco and the Verizon stockholders for U.S. federal income tax purposes, referred to as the IRS ruling. A private letter ruling from the IRS generally is binding on the IRS. The favorable IRS ruling has been received by Verizon; however, the IRS ruling does not rule that the spin-off satisfies every requirement for a tax-free spin-off, and the parties will rely solely on the opinion of counsel described below to determine that such additional requirements are satisfied.

The spin-off and merger are also conditioned upon Verizon’s receipt of an opinion of Debevoise & Plimpton LLP, referred to as Debevoise, counsel to Verizon, to the effect that the spin-off and certain related transactions will qualify as tax-free to Verizon, Spinco and the stockholders of Verizon. The opinion will rely on the IRS ruling as to matters covered by it.

The IRS ruling is, and the opinion of counsel will be, based on, among other things, certain representations and assumptions as to factual matters made by Verizon, Spinco and Frontier. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the IRS ruling or the opinion of counsel. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the IRS ruling is, and the opinion of counsel will be, based on current law, and cannot be relied upon if current law changes with retroactive effect.

The spin-off will be taxable to Verizon pursuant to Section 355(e) of the Code if there is a 50% or more change in ownership of either Verizon or Spinco, directly or indirectly, as part of a plan or series of related transactions that include the spin-off. Because Verizon stockholders will collectively own more than 50% of the Frontier common stock following the merger, the merger alone will not cause the spin-off to be taxable to Verizon under Section 355(e). However, Section 355(e) might apply if other acquisitions of stock of Verizon before or after the merger, or of Frontier after the merger, are considered to be part of a plan or series of related transactions that include the spin-off. If Section 355(e) applied, Verizon might recognize a very substantial amount of taxable gain.

Under the tax sharing agreement, in certain circumstances, and subject to certain limitations, Frontier is required to indemnify Verizon against taxes on the spin-off that arise as a result of actions or failures to act by Frontier, or as a result of changes in ownership of the stock of Frontier after the merger. See “Risk Factors—Risks Related to the Spin-Off and the Merger—Frontier will be unable to take certain actions after the merger because such actions could jeopardize the tax-free status of the spin-off or the merger, and such restrictions could be significant” and “The Transaction Agreements—Additional Agreements Between Frontier, Verizon and Their Affiliates—The Tax Sharing Agreement.” In some cases, however, Verizon might recognize gain on the spin-off without being entitled to an indemnification payment under the tax sharing agreement.

See “Material United States Federal Income Tax Consequences of the Spin-Off and the Merger.”

If the merger does not qualify as a tax-free reorganization under Section 368 of the Code, Frontier and the stockholders of Verizon may be required to pay substantial U.S. federal income taxes.

The obligations of Verizon and Frontier to complete the merger are conditioned, respectively, on Verizon’s receipt of an opinion of Debevoise, counsel to Verizon, and Frontier’s receipt of an opinion of Cravath, Swaine & Moore LLP, referred to as Cravath, counsel to Frontier, in each case to the effect that the merger will qualify as a tax-free reorganization under Section 368(a) of the Code, and that no gain or loss will be recognized as a result of the merger by Spinco or by Spinco stockholders (except for cash in lieu of fractional shares). These opinions will be based upon, among other things, certain representations and assumptions as to factual matters made by Verizon, Spinco and Frontier. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the opinions. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the opinions will be based on current law, and cannot be relied upon if current law changes with retroactive effect. If the merger were taxable, Spinco stockholders would recognize taxable gain or loss on their receipt of Frontier stock in the merger, and Spinco would be considered to have made a taxable sale of its assets to Frontier. If the combined company is required to make a material payment to Verizon under the tax sharing agreement, it may have a material adverse effect on its financial condition and results of operations.

Frontier will be unable to take certain actions after the merger because such actions could jeopardize the tax-free status of the spin-off or the merger, and such restrictions could be significant.

The tax sharing agreement prohibits Frontier from taking actions that could reasonably be expected to cause the spin-off to be taxable or to jeopardize the conclusions of the IRS ruling or opinions of counsel received by Verizon or Frontier. In particular, for two years after the spin-off, Frontier may not:

•

enter into any agreement, understanding or arrangement or engage in any substantial negotiations with respect to any transaction involving the acquisition, issuance, repurchase or change of ownership of Frontier capital stock, or options or other rights in respect of Frontier capital stock, subject to certain exceptions relating to employee compensation arrangements, stock splits, open market stock repurchases and stockholder rights plans;

•

permit certain wholly owned subsidiaries owned by Spinco at the time of the spin-off to cease the active conduct of the Spinco business to the extent it was conducted immediately prior to the spin-off; or

•	voluntarily dissolve, liquidate, merge or consolidate with any other person, unless Frontier survives and the transaction otherwise complies with the restrictions in the tax sharing agreement.

Nevertheless, Frontier is permitted to take any of the actions described above if it obtains Verizon’s consent, or if it obtains a supplemental IRS private letter ruling (or an opinion of counsel that is reasonably acceptable to Verizon) to the effect that the action will not affect the tax-free status of the spin-off or the merger. However, the receipt by Frontier of any such consent, opinion or ruling does not relieve Frontier of any obligation it has to indemnify Verizon for an action it takes that causes the spin-off to be taxable to Verizon.

Because of these restrictions, for two years after the merger, Frontier may be limited in the amount of capital stock that it can issue to make acquisitions or to raise additional capital. Also, Frontier’s indemnity obligation to Verizon may discourage, delay or prevent a third party from acquiring control of Frontier during this two-year period in a transaction that stockholders of Frontier might consider favorable. See “The Transaction Agreements—The Merger Agreement,” “The Transaction Agreements—Additional Agreements Between Frontier, Verizon and Their Affiliates—The Tax Sharing Agreement” and “Material United States Federal Income Tax Consequences of the Spin-Off and the Merger.”

The pendency of the merger could potentially adversely affect the business and operations of Frontier and the Spinco business.

In connection with the pending merger, some customers of each of Frontier and the Spinco business may delay or defer decisions or may end their relationships with the relevant company, which could negatively affect the revenues, earnings and cash flows of Frontier and the Spinco business, regardless of whether the merger is completed. Similarly, it is possible that current and prospective employees of Frontier and the Spinco business could experience uncertainty about their future roles with the combined company following the merger, which could materially adversely affect the ability of each of Frontier and the Spinco business to attract and retain key personnel during the pendency of the merger.

Risks Related to the Combined Company’s Business Following the Merger

The combined company will likely face further reductions in access lines, switched access minutes of use, long distance revenues and federal and state subsidy revenues, which could adversely affect it.

The businesses that will make up the combined company have experienced declining access lines, switched access minutes of use, long distance revenues, federal and state subsidies and related revenues because of economic conditions, increasing competition, changing consumer behavior (such as wireless displacement of wireline use, e-mail use, instant messaging and increasing use of Voice over Internet Protocol, referred to as VOIP), technology changes and regulatory constraints. For example, Frontier’s access lines declined 6% between

March 31, 2009 and March 31, 2010 and declined 6% in 2009 and 7% in 2008 (excluding the access lines added through Frontier’s acquisitions of Commonwealth and GVN). In addition, Frontier’s switched access minutes of use declined 13% during the three months ended March 31, 2010 as compared to the three months ended March 31, 2009, 12% in 2009 and 9% in 2008 (after excluding the switched access minutes added through Frontier’s acquisitions in 2007). The Spinco business’s access lines declined 11% between March 31, 2009 and March 31, 2010, 12% in 2009 and 10% in 2008. In addition, the Spinco business’s switched access minutes of use declined 11% during the three months ended March 31, 2010 as compared to the three months ended March 31, 2009, 15% in 2009 and 10% in 2008. These factors, among others, are likely to cause the combined company’s local network service, switched network access, long distance and subsidy revenues to continue to decline, and these factors may cause the combined company’s cash generated by operations to decrease.

The combined company will face intense competition, which could adversely affect it.

The communications industry is extremely competitive and competition is increasing. The traditional dividing lines between local, long distance, wireless, cable and Internet service providers are becoming increasingly blurred. Through mergers and various service expansion strategies, service providers are striving to provide integrated solutions both within and across geographic markets. The combined company’s competitors will include competitive local exchange carriers and other providers (or potential providers) of services, such as Internet service providers, wireless companies, VOIP providers and cable companies that may provide services competitive with the services that the combined company will offer or intends to introduce. Competition will continue to be intense following the merger, and neither Frontier nor Spinco can assure you that the combined company will be able to compete effectively. The merger agreement and the distribution agreement do not contain any restrictions on either party’s ability to compete with the other party following the merger. Frontier also believes that wireless and cable telephony providers have increased their penetration of various services in Frontier’s and Spinco’s markets. Frontier expects the combined company to continue to lose access lines and that competition with respect to all the products and services of the combined company will increase. Following the merger, the combined company will compete with Verizon with respect to long distance, wireless, voice and data services and other services, including services to business customers of Spinco, which Verizon will continue to offer in the Spinco territory.

Frontier expects competition to intensify as a result of the entrance of new competitors, penetration of existing competitors into new markets, changing consumer behavior and the development of new technologies, products and services that can be used in substitution for the combined company’s products and services. Neither Spinco nor Frontier can predict which of the many possible future technologies, products or services will be important in order to maintain the combined company’s competitive position or what expenditures will be required to develop and provide these technologies, products or services. The combined company’s ability to compete successfully will depend on the success and cost of capital expenditure investments in the Spinco territory and the territory currently served by Frontier as well as the cost of marketing efforts and on the combined company’s ability to anticipate and respond to various competitive factors affecting the industry, including a changing regulatory environment that may affect the combined company and that of its competitors differently, new services that may be introduced (including wireless broadband offerings), changes in consumer preferences, demographic trends, economic conditions and pricing strategies by competitors. Increasing competition may reduce the combined company’s revenues and increase the combined company’s marketing and other costs as well as require the combined company to increase its capital expenditures and thereby decrease its cash flow.

Some of the combined company’s future competitors will have superior resources, which may place the combined company at a cost and price disadvantage.

Some of the companies that will be competitors of the combined company will have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than those of the combined company. In addition, some of these future competitors will be able to raise capital at a lower cost than the combined company will be able to. Consequently, some of these competitors may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily and devote greater resources to the marketing and sale of their products and services than the combined company will be able to. Additionally, the greater brand name recognition of some future competitors may require the combined company to price its services at lower levels in order to retain or obtain customers. Finally, the cost advantages of some of these competitors may give them the ability to reduce their prices for an extended period of time if they so choose.

The combined company may be unable to grow its revenues and cash flows despite the initiatives Frontier has implemented and intends to continue after the merger.

The combined company must produce adequate revenues and cash flows that, when combined with funds available under Frontier’s new revolving credit facility, will be sufficient to service the combined company’s debt, fund its capital expenditures, pay its taxes, fund its pension and other employee benefit obligations and pay dividends pursuant to its dividend policy. Frontier has identified some potential areas of opportunity and implemented and will continue to implement several growth initiatives that will affect the combined company, including increasing marketing promotions and related expenditures and launching new products and services with a focus on areas that are growing or demonstrate meaningful demand such as wireline and wireless high-speed Internet, referred to as HSI, satellite video products and the “Frontier Peace of Mind” suite of products, including computer technical support. Neither Spinco nor Frontier can assure you that the combined company’s management will choose the best initiatives to pursue, that its approach to these opportunities will be successful or that these initiatives will improve the combined company’s financial position or its results of operations.

Weak economic conditions may decrease demand for the combined company’s services.

The combined company could be sensitive to the ongoing recession if current economic conditions or their effects continue following the merger. Downturns in the economy and competition in the combined company’s markets could cause some of the combined company’s customers to reduce or eliminate their purchases of the combined company’s basic and enhanced services, HSI and video services and make it difficult for the combined company to obtain new customers. In addition, if current economic conditions continue, they could cause the combined company’s customers to delay or discontinue payment for its services.

Disruption in the combined company’s networks, infrastructure and information technology may cause the combined company to lose customers and incur additional expenses.

To attract and retain customers, the combined company will need to provide customers with reliable service. Some of the risks to the combined company’s networks, infrastructure and information technology include physical damage, security breaches, capacity limitations, power surges or outages, software defects and disruptions beyond its control, such as natural disasters and acts of terrorism. From time to time in the ordinary course of business, the combined company could experience short disruptions in its service due to factors such as cable damage, inclement weather and service failures of the combined company’s third-party service providers. The combined company could experience more significant disruptions in the future. The combined company could also face disruptions due to capacity limitations if changes in the combined company’s customers’ usage patterns for its HSI services result in a significant increase in capacity utilization, such as through increased usage of video or peer-to-peer file sharing applications. Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause the combined company to lose customers and incur additional expenses, and thereby adversely affect its business, revenues and cash flows.

The combined company’s business will be sensitive to the creditworthiness of its wholesale customers.

The combined company will have substantial business relationships with other telecommunications carriers for whom it will provide service. While bankruptcies of these carriers have not had a material adverse effect on

Frontier or the Spinco business in recent years, future bankruptcies in their industry could result in the loss of significant customers by the combined company, as well as more price competition and uncollectible accounts receivable. Such bankruptcies may be more likely in the future if current economic conditions continue through 2010 or beyond. As a result, the combined company’s revenues and results of operations could be materially and adversely affected.

A significant portion of the combined company’s workforce will be represented by labor unions and will therefore be subject to collective bargaining agreements, and if the combined company is unable to enter into new agreements or renew existing agreements before they expire, the combined company’s workers subject to collective bargaining agreements could engage in strikes or other labor actions that could materially disrupt the combined company’s ability to provide services to its customers.

As of March 31, 2010, Frontier had approximately 5,400 active employees. Approximately 2,750, or 51%, of these employees were represented by unions and were therefore subject to collective bargaining agreements. Of the union-represented employees as of March 31, 2010, approximately 750, or 27%, were subject to collective bargaining agreements that expire in 2010 and approximately 1,300, or 47%, were subject to collective bargaining agreements that expire in 2011.

As of March 31, 2010, assuming the contribution had taken place as of that date, Spinco would have had approximately 8,400 active employees. Approximately 6,050, or 72%, of these employees were represented by unions and were therefore subject to collective bargaining agreements. Of the union-represented employees as of March 31, 2010, approximately 1,450, or 24%, were subject to collective bargaining agreements that expire in 2010 and approximately 2,500, or 41%, were subject to collective bargaining agreements that expire in 2011.

Neither Spinco nor Frontier can predict the outcome of negotiations of their collective bargaining agreements covering their respective employees who will continue as employees of the combined company. If the combined company is unable to reach new agreements or renew existing agreements, employees subject to collective bargaining agreements may engage in strikes, work slowdowns or other labor actions, which could materially disrupt the combined company’s ability to provide services. New labor agreements or the renewal of existing agreements may impose significant new costs on the combined company, which could adversely affect its financial condition and results of operations in the future.

A significant portion of the combined company’s work force will be eligible for retirement.

As of March 31, 2010, approximately 1,250, or 23%, of Frontier’s approximately 5,400 active employees were retirement eligible and, assuming the contribution had taken place as of that date, approximately 1,750, or 21%, of the Spinco business’s approximately 8,400 active employees were retirement eligible. If a substantial portion of these employees were to retire and could not be replaced (and, if necessary, their replacements could not be trained promptly), the combined company’s customer service could be negatively impacted, which could have a material impact on its operations and financial results. Also, the Spinco business has recently experienced increased vacancies resulting primarily from employees taking retirement, and Verizon has been hiring (and, if necessary, training) additional employees for the Spinco business to fill such vacancies. Spinco expects that at the time of the spin-off and the merger, Spinco will have up to 9,000 active employees.

If the combined company is unable to hire or retain key personnel, it may be unable to operate its business successfully.

The combined company’s success will depend in part upon the continued services of its management. Neither Spinco nor Frontier can guarantee that their personnel will not leave or compete with the combined company. The loss, incapacity or unavailability for any reason of key members of the combined company’s management team could have a material impact on its business. In addition, the combined company’s financial results and its ability to compete will suffer should the combined company become unable to attract, integrate or retain other qualified personnel in the future.

The combined company may complete a future significant strategic transaction that may not achieve intended results or could increase the number of its outstanding shares or amount of outstanding debt or result in a change of control.

The combined company will evaluate and may in the future enter into additional strategic transactions. Any such transaction could happen at any time following the closing of the merger, could be material to the combined company’s business and could take any number of forms, including, for example, an acquisition, merger or a sale of all or substantially all of the combined company’s assets.

Evaluating potential transactions and integrating completed ones may divert the attention of the combined company’s management from ordinary operating matters. The success of these potential transactions will depend, in part, on the combined company’s ability to realize the anticipated growth opportunities and cost synergies through the successful integration of the businesses the combined company acquires with its existing business. Even if the combined company is successful in integrating the acquired businesses neither Spinco nor Frontier can assure you that these integrations will result in the realization of the full benefit of any anticipated growth opportunities or cost synergies or that these benefits will be realized within the expected time frames. In addition, acquired businesses may have unanticipated liabilities or contingencies.

If the combined company completes an acquisition, investment or other strategic transaction, the combined company may require additional financing that could result in an increase in the number of its outstanding shares or the aggregate amount of its debt, although there are restrictions on the ability of the combined company to issue additional shares of stock for these purposes for two years after the merger. See “Risk Factors—Risks Related to the Spin-Off and the Merger—Frontier will be unable to take certain actions after the merger because such actions could jeopardize the tax-free status of the spin-off or the merger, and such restrictions could be significant” and “The Transaction Agreements—Additional Agreements Between Frontier, Verizon and Their Affiliates—Tax Sharing Agreement.” The number of shares of the combined company’s common stock or the aggregate principal amount of its debt that it may issue may be significant. A strategic transaction may result in a change in control of the combined company or otherwise materially and adversely affect its business.

Risks Related to Liquidity, Financial Resources and Capitalization

If the lingering impact of the severe contraction in the global financial markets and current economic conditions continue through 2010, this economic scenario may have an impact on the combined company’s business and financial condition.

The diminished availability of credit and liquidity due to the lingering impact of the severe contraction in the global financial markets and current economic conditions may continue through 2010. This economic scenario may affect the financial health of the combined company’s customers, vendors and partners, which in turn may negatively affect the combined company’s revenues, operating expenses and cash flows. In addition, Frontier currently has a $250.0 million revolving credit facility and, in connection with the transactions, Frontier has entered into a new $750 million revolving credit facility to replace that facility upon and subject to the closing of the merger and termination of the existing revolving credit facility. Although Frontier believes, based on currently available information, that the financial institutions with commitments under Frontier’s new revolving credit facility will be able to fulfill their commitments to the combined company, future adverse economic conditions could prevent them from doing so.

Volatility in asset values related to Frontier’s pension plan and the combined company’s assumption of Spinco’s pension plan obligations may require the combined company to make cash contributions to fund pension plan liabilities.

As a result of the ongoing payment of benefits and negative investment returns arising from a contraction in the global financial markets, Frontier’s pension plan assets have declined from $822.2 million at December 31, 2007, to $613.6 million at March 31, 2010, a decrease of $208.6 million, or 25%. This decrease consisted of a decline in asset value of $52.2 million, or 6%, and benefits paid of $156.4 million, or 19%. As a result of the continued accrual of pension benefits under the applicable pension plan and the cumulative negative investment returns arising from the continued contraction of the global financial markets since 2007, Frontier’s pension expenses increased in 2009. While pension asset values increased in 2009, Frontier expects to make a cash contribution to its pension plan of $10.0 million in 2010, $2.6 million of which has already been made. Once the merger is consummated, the combined company will maintain Frontier’s pension plan and will be responsible for contributions to fund the plan’s liabilities, and may be required to continue making these cash contributions in respect of liabilities under Frontier’s pension plan. The combined company will also, upon consummation of the merger, maintain pension plans that assume the Spinco business’s pension plan liabilities for active employees. The applicable Verizon tax qualified pension plans will transfer assets to the Spinco pension plans pursuant to applicable law and the terms of the employee matters agreement entered into among Verizon, Spinco and Frontier, referred to as the employee matters agreement. The aggregate transfer related to the tax-qualified pension plans for active Spinco union employees will be sufficient for full funding of projected benefit obligations in the aggregate. Following the merger, the combined company will be responsible for making any required contributions to the new pension plans to fund liabilities of the plans, and the ongoing pension expenses of the Spinco business may require the combined company to make cash contributions in respect of the Spinco business’s pension plan liabilities.

Substantial debt and debt service obligations may adversely affect the combined company.

Frontier has a significant amount of indebtedness, which amounted to approximately $4.8 billion at March 31, 2010. Upon completion of the merger, the combined company will have additional indebtedness in the amount of approximately $3.5 billion. After the merger, Frontier will have access to its new $750 million revolving credit facility and may also obtain additional long-term debt and working capital lines of credit to meet future financing needs, subject to certain restrictions under the terms of its existing indebtedness, which would increase its total debt. Despite the substantial additional indebtedness that the combined company will have, it will not be prohibited from incurring additional indebtedness. If the combined company were to incur additional indebtedness, the risks that result from its substantial indebtedness could be magnified.

The potential significant negative consequences on the combined company’s financial condition and results of operations that could result from its substantial debt include:

•	limitations on the combined company’s ability to obtain additional debt or equity financing;

•

instances in which the combined company is unable to meet the financial covenants contained in its debt agreements or to generate cash sufficient to make required debt payments, which circumstances would have the potential of accelerating the maturity of some or all of the combined company’s outstanding indebtedness;

•

the allocation of a substantial portion of the combined company’s cash flow from operations to service the combined company’s debt, thus reducing the amount of the combined company’s cash flow available for other purposes, including operating costs, capital expenditures and dividends that could improve the combined company’s competitive position, results of operations or stock price;

•	requiring the combined company to sell debt or equity securities or to sell some of its core assets, possibly on unfavorable terms, to meet payment obligations;

•	compromising the combined company’s flexibility to plan for, or react to, competitive challenges in its business and the communications industry; and

•

the possibility of the combined company being put at a competitive disadvantage with competitors who do not have as much debt as the combined company, and competitors who may be in a more favorable position to access additional capital resources.

The combined company will require substantial capital to upgrade and enhance its operations.

Verizon’s historical capital expenditures in connection with the Spinco business, excluding expenditures relating to Verizon’s fiber-to-the-home network (“FiOS”), have been significantly lower than Frontier’s level of capital expenditures when compared on a per access line basis. Replacing or upgrading the combined company’s infrastructure will require significant capital expenditures, including any expected or unexpected expenditures necessary to make replacements or upgrades to the existing infrastructure of the Spinco business. If this capital is not available when needed or required as a result of the regulatory approval process in connection with the transactions, the combined company’s business will be adversely affected. Responding to increases in competition, offering new services, and improving the capabilities of, or reducing the maintenance costs associated with, the combined company’s plant may cause the combined company’s capital expenditures to increase in the future. In addition, the combined company’s anticipated annual dividend of $0.75 per share will utilize a significant portion of the combined company’s cash generated by operations and therefore could limit the combined company’s ability to increase capital expenditures significantly. While Frontier believes that the combined company’s anticipated cash flows will be adequate to maintain this dividend policy while allowing for appropriate capital spending and other purposes, any material reduction in cash generated by operations and any increases in planned capital expenditures, interest expense or cash taxes would reduce the amount of cash available for further capital expenditures and payment of dividends. Accelerated losses of access lines, the effects of increased competition, lower subsidy and access revenues and the other factors described above may reduce the combined company’s cash generated by operations and may require the combined company to increase capital expenditures.

Risks Related to Regulation

Changes in federal or state regulations may reduce the access charge revenues the combined company will receive.

A significant portion of Frontier’s revenues (approximately $58.8 million, or 11%, for the three months ended March 31, 2010 and $246.3 million, or 12%, in 2009) and a significant portion of Verizon’s Separate Telephone Operations’ revenues (approximately $43 million, or 4%, for the three months ended March 31, 2010 and $190 million, or 5%, in 2009) are derived from access charges paid by other carriers for services Frontier and the Spinco business provide in originating and terminating intrastate and interstate long distance traffic. As a result, Frontier expects a significant portion of the combined company’s revenue will continue to be derived from access charges paid by these carriers for services that the combined company will provide in originating and terminating this traffic. The amount of access charge revenues that Frontier and the Spinco business receive (and, after the closing, the combined company will receive) for these services is regulated by the Federal Communications Commission, referred to as the FCC, and state regulatory agencies.

The FCC is considering proposals that may significantly change interstate, intrastate and local intercarrier compensation. On March 16, 2010, an FCC staff team issued a National Broadband Plan (the “National Broadband Plan”) that recommends reducing intrastate terminating switched access rates to interstate terminating switched access levels over a two- to four-year period beginning in 2012. The National Broadband Plan further recommends eliminating all per-minute intercarrier compensation charges by 2020. This plan must still be considered by the full FCC, which may adopt, reject or modify these proposals. The FCC also has an ongoing proceeding considering whether to make changes to its regulatory regime governing special access services, including whether to mandate lower rates, change standards for deregulation and pricing flexibility, or to require changes to other terms and conditions. When and how these proposed changes will be addressed are unknown and, accordingly, neither Frontier nor Spinco can predict the impact of future changes on the combined company’s results of operations. However, future reductions in the combined company’s access revenues will directly affect the combined company’s profitability and cash flows as those regulatory revenues do not have substantial associated variable expenses.

Certain states also have open proceedings to address reform to access charges and other intercarrier compensation. Neither Frontier nor Spinco can predict when or how these matters will be decided or the effect on the combined company’s subsidy or access revenues. In addition, Frontier has been approached by, and is currently involved in formal state proceedings with, various carriers seeking reductions in intrastate access rates in certain states. Certain of those claims have led to formal complaints to the applicable state regulatory agencies. A material reduction in the access revenues the combined company will receive would adversely affect its financial results.

The combined company will be reliant on support funds provided under federal and state laws.

A portion of Frontier’s revenues (approximately $29.9 million in the aggregate, or 6%, for the three months ended March 31, 2010 and $113.3 million in the aggregate, or 5%, in 2009) and a portion of Verizon’s Separate Telephone Operations’ revenues (approximately $58 million in the aggregate, or 6%, for the three months ended March 31, 2010 and $220 million in the aggregate, or 5%, in 2009) are derived from federal and state subsidies for rural and high cost support, commonly referred to as universal service fund subsidies, including the Federal High Cost Loop Fund, federal interstate access support, federal interstate common line support, federal local switching support fund, various state funds and surcharges billed to customers. The FCC and state regulatory agencies are currently considering a number of proposals for changing the manner in which eligibility for federal and state subsidies is determined as well as the amounts of such subsidies. The FCC issued an order on May 1, 2008 to cap the amounts that competitive eligible telecommunications carriers, referred to as CETCs, may receive from the high cost Federal Universal Service Fund, referred to as the USF. In 2009, a Federal court upheld the FCC’s order and the cap remains in place pending any future reform. In November 2008, the FCC issued a Further Notice of Proposed Rulemaking seeking comment on several different alternatives, some of which could significantly reduce the amount of federal high cost universal service support that the combined company would receive. The National Broadband Plan, released on March 16, 2010, recommends transitioning all of the existing federal high cost subsidy programs, including the Federal High Cost Loop Fund, federal interstate access support, federal interstate common line support and the federal local switching support fund (not including surcharges billed to customers), into a new fund focusing on broadband infrastructure buildout in unserved areas. The National Broadband Plan further recommends that there would be only one subsidized provider of broadband per geographic area, and that eligibility criteria would be company and technology agnostic, so long as the service provided meets the specifications set by the FCC. There is no assurance that a carrier that receives support under the existing federal high cost subsidy programs would receive support under the new broadband fund. In addition, the National Broadband Plan proposes that the total federal universal service fund, including high cost support, low income support and support to schools and libraries, remain close to its current size in 2010 dollars. Neither Frontier nor Spinco can predict whether or when the FCC will take additional actions or the effect of any such actions on the combined company’s subsidy revenues.

Federal subsidies representing interstate access support, rural high cost loop support and local switching support represented approximately $69.1 million and $17.1 million, or 3% (in each case) of Frontier’s revenues in 2009 and in the three months ended March 31, 2010, and approximately $113 million and $29 million, or 3% (in each case), of Verizon’s Separate Telephone Operations’ revenues in 2009 and in the three months ended March 31, 2010, respectively. Frontier currently expects that as a result of both an increase in the national average cost per loop and a decrease in Frontier’s and the Spinco business’s cost structure, there will be a decrease in the subsidy revenues Frontier and the Spinco business will earn in 2010 through the Federal High Cost Loop Fund. The amount of federal interstate access support funds received may also decline as that fund is also subject to a national cap and the amounts allocated among carriers within that cap can vary from year to year. State subsidies represented approximately $8.7 million and $2.4 million, or less than 1% (in each case), of Frontier’s revenues in 2009 and in the three months ended March 31, 2010, respectively, and approximately $20 million and $5 million, or less than 1% and 1%, of Verizon’s Separate Telephone Operations’ revenues in 2009 and in the three months ended March 31, 2010, respectively. Approximately $35.5 million and $10.4 million, or 2% (in each case), of Frontier’s revenues in 2009 and in the three months ended March 31, 2010, and approximately $87 million and $24 million, or 2% (in each case), of Verizon’s Separate Telephone Operations’ revenues in 2009 and in the three months ended March 31, 2010, respectively, represent a surcharge to customers (local, long distance and interconnection) to recover universal service fund contribution fees which are remitted to the FCC and recorded as an expense in “other operating expenses.” Frontier expects that approximately 5% of the combined company’s revenue will continue to be derived from federal and state subsidies, and from surcharges to customers.

The combined company and its industry will likely remain highly regulated, and the combined company will likely incur substantial compliance costs that could constrain its ability to compete in its target markets.

As an incumbent local exchange carrier, some of the services offered by the combined company will be subject to significant regulation from federal, state and local authorities. This regulation could impact the combined company’s ability to change its rates, especially on its basic voice services and its access rates, and could impose substantial compliance costs on the combined company. Regulation could constrain the combined company’s ability to compete and, in some jurisdictions, it may restrict how the combined company is able to expand its service offerings. In addition, changes to the regulations that govern the combined company’s business (including any implementation of the National Broadband Plan) may have an adverse effect on its business by reducing the allowable fees that it may charge, imposing additional compliance costs, reducing the amount of the combined company’s subsidies or otherwise changing the nature of its operations and the competition in its industry.

Pending FCC rulemakings and state regulatory proceedings, including those relating to intercarrier compensation, universal service and broadband services, could have a substantial adverse impact on the combined company’s operations.

Risks Related to Technology

In the future, as competition intensifies within the combined company’s markets, the combined company may be unable to meet the technological needs or expectations of its customers, and may lose customers as a result.

The communications industry is subject to significant changes in technology. If the combined company does not replace or upgrade technology and equipment, it may be unable to compete effectively because it will not be able to meet the needs or expectations of its customers. Replacing or upgrading the combined infrastructure could result in significant capital expenditures.

In addition, rapidly changing technology in the communications industry may influence the combined company’s customers to consider other service providers. For example, the combined company may be unable to retain customers who decide to replace their wireline telephone service with wireless telephone service. The combined company may be unable to attract or retain new customers from cable companies due to their deployment of new DOCSIS 3.0 technology, which many cable companies employ to provide Internet access to their customers. In addition, VOIP technology, which operates on broadband (WiMAX and 4G) technology, now provides the combined company’s competitors with a competitive alternative to provide voice services to the combined company’s customers, and wireless broadband technologies may permit the combined company’s competitors to offer broadband data services to the combined company’s customers throughout most or all of its service areas.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This information statement/prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, revenue enhancements, competitive positions, growth opportunities, plans and objectives of the management of Frontier and the combined company, the merger and the market for Frontier common stock and other matters. Statements in this document and the documents incorporated by reference herein that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. These forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income of Frontier and the combined company, wherever they occur in this document, speak as of the date of this information statement/prospectus only and are necessarily estimates reflecting the best judgment of Frontier management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in and incorporated by this information statement/prospectus.

Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “anticipate,” “believe,” “would,” “should,” “could” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this information statement/prospectus, including in the section entitled “Risk Factors.” Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include those set forth under “Risk Factors,” as well as, among others, risks and uncertainties relating to:

•	the ability of Spinco and Frontier to complete the merger;

•	the continuing effectiveness of all regulatory approvals for the transactions and any adverse conditions contained in regulatory approvals for the merger;

•

for two years after the merger, the combined company may be limited in the amount of capital stock that it can issue to make acquisitions or to raise additional capital. Also, the combined company’s indemnity obligation to Verizon may discourage, delay or prevent a third party from acquiring control of the combined company during this two-year period in a transaction that stockholders of the combined company might consider favorable;

•	the ability to successfully integrate the Spinco business’s operations into Frontier’s existing operations;

•	the effects of increased expenses due to activities related to the merger;

•	the ability to successfully migrate the Spinco business’s West Virginia operations from Verizon owned and operated systems and processes to Frontier owned and operated systems and processes;

•	the risk that the growth opportunities and cost synergies from the merger may not be fully realized or may take longer to realize than expected;

•	the sufficiency of the assets contributed by Verizon to Spinco to enable the combined company to operate the Spinco business;

•	disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers;

•

the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that the combined company will not respond on a timely or profitable basis;

•	reductions in the number of the combined company’s access lines that cannot be offset by increases in HSI subscribers and sales of other products;

•	the ability to sell enhanced and data services in order to offset ongoing declines in revenues from local services, switched access services and subsidies;

•	the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation;

•	the effects of changes in the availability of federal and state universal funding to Frontier and its competitors;

•	the effects of competition from cable, wireless and other wireline carriers (through VOIP, DOCSIS 3.0, 4G or otherwise);

•	the ability to adjust successfully to changes in the communications industry and to implement strategies for growth;

•

adverse changes in the credit markets or in the ratings given to Spinco’s, Frontier’s or the combined company’s debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing;

•	continued reductions in switched access revenues as a result of regulation, competition or technology substitutions;

•

the effects of changes in both general and local economic conditions on the markets the combined company will serve, which can affect demand for its products and services, customer purchasing decisions, collectability of revenues and required levels of capital expenditures related to new construction of residences and businesses;

•	the ability to effectively manage service quality in the combined company’s territories;

•

the ability to successfully introduce new product offerings, including the ability to offer bundled service packages on terms that are both profitable to the combined company and attractive to customers;

•	changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulations;

•	the ability to manage effectively the combined company’s operations, operating expenses and capital expenditures, and to repay, reduce or refinance the combined company’s debt;

•	the effects of bankruptcies and home foreclosures, which could result in difficulty in collection of revenues and loss of customers;

•

the effects of technological changes and competition on the combined company’s capital expenditures and product and service offerings, including the lack of assurance that the combined company’s network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks;

•	the effects of increased medical, retiree and pension expenses and related funding requirements;

•	changes in income tax rates, tax laws, regulations or rulings, or federal or state tax assessments;

•	the effects of state regulatory cash management policies on the combined company’s ability to transfer cash among the combined company’s subsidiaries and to the parent company;

•	the ability to successfully renegotiate union contracts expiring in 2010 and thereafter;

•	declines in the value of the combined company’s pension plan assets, which could require the combined company to make contributions to the pension plan in 2011 and beyond;

•

the ability of the combined company to pay dividends on its common shares, which may be affected by the combined company’s cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes and liquidity;

•	the effects of any unfavorable outcome with respect to any of Frontier’s or the Spinco business’s current or future legal, governmental or regulatory proceedings, audits or disputes;

•	the possible impact of adverse changes in political or other external factors over which the combined company would have no control; and

•	the effects of hurricanes, ice storms or other natural disasters.

Any of the foregoing events, or other events, could cause financial information to vary materially from the forward-looking statements included in this information statement/prospectus. You should consider these important factors, as well as the risk factors set forth in this information statement/prospectus, in evaluating any statement made in this offering memorandum. See “Risk Factors.” For the foregoing reasons, you are cautioned against relying on any forward-looking statements. Neither Spinco nor Frontier undertakes any obligation to update or revise these forward-looking statements, except as required by law.

THE TRANSACTIONS

General

On May 13, 2009, Verizon and Frontier announced that they had entered into a transaction providing for the spin-off of Verizon’s local exchange business in the Spinco territory and the subsequent merger of Spinco with and into Frontier. In order to effect the spin-off and merger, Verizon, Spinco and Frontier entered into a number of agreements, including the merger agreement and the distribution agreement (each of which has been subsequently amended). These agreements, which are described in greater detail in this information statement/prospectus, provide for the contribution to Spinco of defined assets and liabilities of the local exchange business and related landline activities of Verizon in the Spinco territory, including Internet access and long distance services and broadband video provided to designated customers in the Spinco territory. More specifically, Verizon’s local exchange business in the Spinco territory is currently conducted by a number of Verizon entities. Certain of these entities conduct business only in the Spinco territory, while others conduct business both within and outside the Spinco territory. The entities that conduct business only in the Spinco territory will be contributed to Spinco without realignment of their assets and liabilities. The other entities either (i) will be contributed to Spinco after transferring their non-Spinco assets and liabilities to another subsidiary of Verizon or (ii) will transfer their Spinco assets and liabilities to newly created entities which will then be contributed to Spinco. In connection with its contribution to Spinco, Verizon will receive $3.333 billion in aggregate value in the form of the special cash payment and the Verizon debt reduction. In connection with these transactions, Spinco also will issue additional shares of Spinco common stock to Verizon, which will be distributed in the spin-off as described below. These agreements also provide for Verizon’s distribution of all of the shares of Spinco common stock to a third-party distribution agent to be held collectively for the benefit of Verizon stockholders, the merger of Spinco with and into Frontier, with Frontier continuing as the combined company, and the conversion of shares of Spinco common stock into shares of Frontier common stock and the payment of cash in lieu of fractional shares.

Transaction Timeline

Below is a step-by-step list illustrating the sequence of material events relating to the spin-off of Spinco and merger of Spinco with and into Frontier. Each of these events is discussed in more detail elsewhere in this information statement/prospectus. Except as further described below, Verizon and Frontier anticipate that the steps will occur in the following order:

Step 1—Verizon will engage in a series of restructuring transactions to effect the transfer of (i) defined assets and liabilities of the local exchange business and related landline activities of Verizon in the Spinco territory to certain entities that will become Spinco subsidiaries to the extent such assets and liabilities are not currently located within an entity that will become a Spinco subsidiary and (ii) defined assets and liabilities not related to the local exchange business and related landline activities of Verizon in the Spinco territory and currently located within an entity that will become a Spinco subsidiary to Verizon or another subsidiary of Verizon that will not become a Spinco subsidiary.

Step 2—Spinco will incur indebtedness to make a special cash payment to Verizon in an amount not to exceed the lesser of (i)(x) $3.333 billion minus (y) the distribution date indebtedness and (ii) Verizon’s estimate of its tax basis in the assets transferred to Spinco. Verizon currently anticipates that its tax basis in the assets to be transferred to Spinco will be greater than or equal to $3.333 billion.

Step 3—Verizon will contribute to Spinco all of the equity interests in the entities that will become Spinco subsidiaries and related customer relationships for Internet access, long distance services and broadband video currently provided to designated customers in the Spinco territory to a subsidiary of Spinco in exchange for (i) the special cash payment to Verizon described in Step 2 above and (ii) if required, the issuance to Verizon of senior unsecured debt securities of Spinco, having a principal amount equal to (A) $3.333 billion less (B) the sum of (1) the special cash payment and (2) the distribution date indebtedness, which are referred to as the Spinco debt securities.

Step 4—Verizon will be permitted to exchange the Spinco debt securities for debt obligations of Verizon or otherwise transfer those Spinco debt securities to stockholders or creditors of Verizon. However, if Verizon elects to make this exchange concurrently with the distribution and prior to the closing of the merger, the distribution and the merger will be conditioned upon, among other things, Verizon having exchanged a principal amount of Spinco debt securities sufficient to retire indebtedness of Verizon in the aggregate principal amount equal to $3.333 billion less the sum of the special cash payment and the distribution date indebtedness.

Step 5—Verizon will then spin off Spinco by distributing all of the shares of Spinco common stock to the distribution agent to be held collectively for the benefit of Verizon stockholders.

Step 6—Spinco will merge with and into Frontier, with Frontier surviving as the combined company, and the shares of Spinco common stock held by the distribution agent will be converted into the number of shares of Frontier common stock that Verizon stockholders will be entitled to receive in the merger.

Step 7—The distribution agent will distribute shares of Frontier common stock and cash in lieu of fractional shares to Verizon stockholders on a pro rata basis in accordance with the terms of the merger agreement.

As the parties do not believe that any Spinco debt securities will be issued pursuant to Step 3, Step 4 likely will not occur. In addition, as of the date of this information statement/prospectus, Step 2 had already been completed.

The Spin-Off

As part of the spin-off, Verizon will engage in a series of preliminary restructuring transactions to effect the transfer to entities that will become Spinco subsidiaries of defined assets and liabilities of the local exchange business and related landline activities of Verizon in the Spinco territory, including Internet access and long distance services and broadband video provided to designated customers in the Spinco territory. In addition, entities that have been designated as Spinco subsidiaries but which hold non-Spinco assets and liabilities will transfer those assets and liabilities to Verizon or another subsidiary of Verizon that will not become a Spinco subsidiary. In connection with these preliminary restructuring transactions, and immediately prior to the distribution and closing of the merger, Verizon will contribute all of the equity interests of the Spinco subsidiaries to Spinco, and in connection with such contribution receive:

•	the special cash payment;

•	the Verizon debt reduction; and

•	if required, the Spinco debt securities.

Also in connection with these contributions, Spinco will issue additional shares of Spinco common stock to Verizon, which will be distributed in the spin-off as described below.

As a result of the transactions, Verizon will receive $3.333 billion in aggregate value in the form of the special cash payment and the Verizon debt reduction. The $3.333 billion in aggregate value to be received by Verizon in the transactions was determined in the negotiations between Verizon and Frontier regarding the overall valuation of the transactions.

Verizon intends to use the special cash payment to repay debt, repurchase stock or pay dividends.

On April 12, 2010, Spinco issued $500,000,000 principal amount of 7.875% Senior Notes due 2015, $1,100,000,000 principal amount of 8.250% Senior Notes due 2017, $1,100,000,000 principal amount of 8.500% Senior Notes due 2020 and $500,000,000 principal amount of 8.750% Senior Notes due 2022, in the notes offering. The gross proceeds of the notes offering, plus an amount in cash contributed by Frontier that equals the amount of interest that will accrue on the notes from the issue date to October 1, 2010, were deposited into an escrow account. Immediately prior to the spin-off and the completion of the merger, the gross proceeds of the notes offering (less the initial purchasers’ discount) will be released from the escrow account and used to make the special cash payment by Spinco to Verizon, with any such amount in excess of the special cash payment to be retained by the combined company. If, however, the merger agreement is terminated or the spin-off and the merger are not completed on or before October 1, 2010, the funds in the escrow account will be released and used to redeem each series of the notes, in each case at a price equal to 100% of the issue price, plus accrued and unpaid interest on the principal amount, of such series of notes. For a more complete discussion of the financing of the combined company, see “Financing of the Combined Company.”

After the contribution and immediately prior to the merger, Verizon will spin off Spinco by distributing all of the shares of Spinco common stock to the distribution agent to be held collectively for the benefit of Verizon stockholders. Spinco will then merge with and into Frontier, and the shares of Spinco common stock will be immediately converted into the number of shares of Frontier common stock Verizon stockholders will be entitled to receive in the merger. The distribution agent will then distribute these shares of Frontier common stock and cash in lieu of fractional shares to Verizon stockholders on a pro rata basis in accordance with the terms of the merger agreement.

The Merger

In the merger, Spinco will merge with and into Frontier in accordance with the terms of the merger agreement. The separate existence of Spinco will cease and Frontier will survive the merger as a stand-alone company and will hold and conduct the combined business operations of Frontier and Spinco.

Verizon stockholders will be entitled to receive a number of shares of Frontier common stock to be determined based on the calculation set forth below under “—Calculation of Merger Consideration.” Holders of Verizon common stock will not be required to pay for the shares of Frontier common stock they receive and will also retain all of their shares of Verizon common stock. Existing shares of Frontier common stock will remain outstanding.

By virtue of the merger, in addition to remaining the obligor on all then-existing Frontier debt, the combined company will have additional indebtedness of approximately $3.5 billion representing debt incurred by Spinco in connection with the special cash payment financing and the distribution date indebtedness. Based upon Frontier’s outstanding indebtedness as of March 31, 2010, of approximately $4.8 billion, Frontier currently anticipates that the combined company will have approximately $8.3 billion in total debt immediately following the closing of the merger.

Calculation of Merger Consideration

The merger agreement provides that Frontier will issue to holders of Verizon common stock an aggregate number of shares of Frontier common stock equal to (1) $5,247,000,000, divided by (2) the Frontier average price. The quotient of this equation is referred to as the aggregate merger consideration. The aggregate number of shares of Frontier common stock to be issued as the aggregate merger consideration will therefore change depending on the Frontier average price, which is the average of the volume-weighted averages of the trading prices of Frontier common stock for the Frontier average price calculation period, provided that if an ex-dividend date occurs during this 30 day period, then the trading price for a share of Frontier common stock for each day before the stock begins trading ex-dividend will be reduced for purposes of this calculation by the amount of the dividend payable. Frontier has declared a dividend of $0.25 per share of its common stock, payable on June 30, 2010, to holders of record of its common stock at the close of business on June 9, 2010, and therefore it is expected that the calculation of the Frontier average price will reflect adjustments to the trading price for shares of Frontier common stock before June 7, 2010, reducing the trading prices for purposes of this calculation for those days by $0.25. However, the merger agreement provides that if the Frontier average price, as calculated, exceeds $8.50, then the Frontier average price will be $8.50, and if the Frontier average price, as calculated, is less than $7.00, then the Frontier average price will be $7.00. Pursuant to the distribution agreement, Verizon will distribute shares of Spinco common stock to the distribution agent for the benefit of Verizon stockholders. Each share of Spinco common stock held by the distribution agent will be converted into the right to receive a number of shares of Frontier common stock equal to (a) the aggregate merger consideration divided by (b) the number of shares of Spinco common stock outstanding as of the closing of the merger. The quotient of this equation is referred to as the per share merger consideration.

Depending on the Frontier average price, it is currently expected that Verizon stockholders will collectively own between approximately 66% and 71% of the combined company’s outstanding equity immediately following the closing of the merger, and Frontier stockholders will collectively own between approximately 29% and 34% of the combined company’s outstanding equity immediately following the closing of the merger (in each case, prior to the elimination of fractional shares). For example, if the closing of the merger had occurred on May 24, 2010, based on the average of the volume-weighted averages of the trading prices of Frontier common stock for the period of 30 consecutive trading days ending May 19, 2010 (the third trading day before May 24, 2010), as reported by the NYSE, the Frontier average price would have equaled $7.80. Prior to the elimination of fractional shares, Verizon stockholders would have received an aggregate of 672,740,418 shares of Frontier common stock in the merger. This amount would have represented approximately 68.2% of the combined company’s equity immediately after the closing of the merger if the closing occurred on that date. Based on these assumptions, each Verizon stockholder would have received one share of Frontier common stock for approximately every 4.2 shares of Verizon common stock the Verizon stockholder owned on the assumed record date for the spin-off. However, any change in the Frontier average price from the sample calculation of the Frontier average price used in the above example will, subject to the collar, cause the aggregate number of shares of Frontier common stock to be issued pursuant to the merger agreement (and the per share consideration to be received by Verizon stockholders in the merger) to change. In addition, any change in the number of shares of Verizon common stock outstanding prior to the record date of the spin-off (together with any shares of Verizon common stock issued pursuant to the exercise of Verizon stock options between the record date for the spin-off and the date of the spin-off) will cause the per share consideration to be received by Verizon stockholders to change.

No fractional shares of Frontier common stock will be issued to Verizon stockholders in the merger. Each Verizon stockholder will receive a cash payment in lieu of any fractional share of Frontier common stock to which he or she would otherwise be entitled. The ownership percentages in this section have been calculated prior to the elimination of fractional shares in the merger. This elimination will result in a lower percentage ownership of the combined company by Verizon stockholders.

Please read carefully the composite forms of the merger agreement and the distribution agreement, which incorporate the amendment to the merger agreement dated as of July 24, 2009 and the amendments to the distribution agreement dated as of July 24, 2009 and March 23, 2010 and are attached as Annex A-1 and Annex A-2, respectively, to this information statement/prospectus and incorporated in this information statement/prospectus by reference, because they set forth the terms of the merger and the distribution of shares of Frontier common stock to Verizon stockholders.

Trading Markets

Verizon Common Stock

It is currently expected that beginning not earlier than two business days before June 7, 2010, the record date for the spin-off, and continuing through the closing date of the merger (or the previous business day, if the merger closes before the opening of trading in Verizon common stock and Frontier common stock on the NYSE on the closing date), there will be two markets in Verizon common stock on the NYSE and on The NASDAQ Stock Market: a “regular way” market and an “ex-distribution” market.

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If a Verizon stockholder sells shares of Verizon common stock in the “regular way” market under the symbol “VZ” during this time period, that Verizon stockholder will be selling both his or her shares of Verizon common stock and the right (represented by a “due-bill”) to receive shares of Spinco common stock that will be converted into shares of Frontier common stock, and cash in lieu of fractional shares (if any), at the closing of the merger. Verizon stockholders should consult their brokers before selling their shares of Verizon common stock in the “regular way” market during this time period to be sure they understand the effect of the “due-bill” procedures. The “due-bill” process is not managed, operated or controlled by Verizon.

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If a Verizon stockholder sells shares of Verizon common stock in the “ex-distribution” market during this time period, that Verizon stockholder will be selling only his or her shares of Verizon common stock, and will retain the right to receive shares of Spinco common stock that will be converted into shares of Frontier common stock, and cash in lieu of fractional shares (if any), at the closing of the merger. It is currently expected that “ex-distribution” trades of Verizon common stock will settle within three business days after the closing date of the merger and that if the merger is not completed all trades in this “ex-distribution” market will be cancelled.

After the closing date of the merger, shares of Verizon common stock will no longer trade in the “ex-distribution” market, and shares of Verizon common stock that are sold in the “regular way” market will no longer reflect the right to receive shares of Spinco common stock that will be converted into shares of Frontier common stock, and cash in lieu of fractional shares (if any), at the closing of the merger.

Trading in Verizon common stock on the London Stock Exchange during this period is expected to be subject to the London Stock Exchange’s ordinary course procedures for transactions of this type.

Frontier Common Stock

It is currently expected that beginning not earlier than two business days before June 7, 2010, the record date for the spin-off, and continuing through the closing date of the merger (or the previous business day, if the merger closes before the opening of trading in Verizon common stock and Frontier common stock on the NYSE on the closing date), there will be two markets in Frontier common stock on the NYSE: a “regular way” market and a “when issued” market.

•	The “regular way” market will be the regular trading market for issued shares of Frontier common stock under the symbol “FTR.”

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The “when issued” market will be a market for the shares of Frontier common stock that will be issued to Verizon stockholders at the closing of the merger. If a Verizon stockholder sells shares of Frontier common stock in the “when issued” market during this time period, that Verizon stockholder will be selling his or her right to receive shares of Frontier common stock at the closing of the merger. It is currently expected that “when issued” trades of Frontier common stock will settle within three business days after the closing date of the merger and that if the merger is not completed, all trades in this “when issued” market will be cancelled. After the closing date of the merger, shares of Frontier common stock will no longer trade in this “when issued” market.

Background of the Merger

In the ordinary course of business, Frontier periodically reviews and assesses industry developments and available strategic alternatives to enhance stockholder value. During the past two years, representatives of Frontier held various conversations with representatives of other communications companies and initiated due diligence activities in connection with potential business combination transactions in which Frontier would either be the acquiror or the seller. None of these conversations or activities, other than those with Verizon, ultimately resulted in an agreement.

In early January 2009, Frontier’s senior leadership team met for several days to discuss strategic and other operational matters. During this time, Mary Agnes Wilderotter, Frontier’s Chairman, President and Chief Executive Officer, met with the chief executive officer of another communications company, referred to as Company A, and the two discussed the state of the communications industry and the possibility of a business combination transaction between Company A and Frontier, including potential terms and structure of such a transaction.

On January 21, 2009, Mrs. Wilderotter met with the chief executive officer of another communications company to discuss industry issues and to explore the possibility of Frontier acquiring certain assets from that company. That chief executive officer indicated that the assets were not for sale.

On January 22, 2009, Frontier and Company A entered into a mutual confidentiality agreement, and thereafter exchanged non-public information regarding their respective businesses. From late January 2009 through the third week of February 2009, representatives of Frontier and Company A conducted due diligence and held various discussions regarding the potential terms and structure of a business combination transaction involving an acquisition of Frontier by Company A, including valuation, closing certainty and post-closing management and board composition of the combined company. In addition, during this period, the Frontier board met several times and received updates from Frontier management and advisors concerning the status of such discussions. At the strategic planning meeting of the Frontier board held from February 4 to February 6, 2009, during which the chief executive officer of Company A addressed the Frontier board regarding the possible business combination between Company A and Frontier, the Frontier board, after considering updates on the status of discussions with Company A as well as other possible strategic alternatives, directed Mrs. Wilderotter to continue discussions with Company A but to also make contact with the chief executive officers of certain other companies to see if they had any interest in pursuing a transaction with Frontier. During subsequent negotiations, Frontier and Company A were unable to reach agreement on the terms of a transaction, and discussions were terminated by Company A on February 23, 2009. At a meeting of the Frontier board on February 24, 2009, Frontier management advised the Frontier board of the termination of discussions with Company A, and the Frontier board directed Frontier management to continue to evaluate other potential opportunities for a strategic transaction while also focusing on operating Frontier as a stand-alone company, including issuing new debt securities in one or more offerings, the proceeds of which could be used to retire existing debt obligations.

On February 11, 2009, Mrs. Wilderotter contacted Ivan Seidenberg, Verizon’s Chairman and Chief Executive Officer, by telephone to discuss whether Verizon would be interested in having Frontier acquire certain portions of Verizon’s local exchange business. During the telephone conversation, Mr. Seidenberg did not express any specific interest in such a transaction, but agreed to have a meeting with Mrs. Wilderotter on March 11, 2009, and to consider a preliminary proposal from Frontier for such a transaction.

In early March, Mrs. Wilderotter and Mr. Seidenberg held a telephone conversation during which they confirmed the details of the March 11, 2009 meeting, including the fact that Donald R. Shassian, Frontier’s Executive Vice President and Chief Financial Officer, and John W. Diercksen, Verizon’s Executive Vice President—Strategy, Development and Planning, would be attending.

On or about March 9, 2009, Mr. Shassian and Mr. Diercksen participated in a telephone conversation during which they discussed the general parameters of what Frontier intended to present to Verizon at the meeting scheduled for March 11, 2009.

On March 11, 2009, Mrs. Wilderotter and Mr. Shassian met with Messrs. Seidenberg and Diercksen to discuss Frontier’s preliminary proposal for a potential transaction pursuant to which Frontier would acquire Verizon’s local exchange business in eleven states. The group discussed certain assumptions relating to the operations of Verizon’s local exchange business in these eleven states, the benefits of the proposed transaction to Frontier and Verizon and Frontier’s ability to successfully integrate and operate the larger business that would result from the proposed transaction. The group also discussed including two additional states in the scope of the proposed transaction. In addition, Frontier proposed certain terms for the proposed transaction based solely on publicly available information and other assumptions made by Frontier with respect to the Verizon business Frontier proposed to acquire. At the conclusion of the meeting, Mr. Seidenberg told Mrs. Wilderotter and Mr. Shassian that he would respond to Frontier’s preliminary proposal in approximately two weeks and would at that time indicate whether Verizon would be interested in pursuing a transaction with Frontier. In the interim, Mr. Seidenberg authorized Mr. Diercksen to continue working on an accelerated basis with Mr. Shassian to refine the framework of Frontier’s proposal.

Later in the day on March 11, 2009, Mrs. Wilderotter and Mr. Shassian updated the Frontier board concerning the nature of their discussions with Messrs. Seidenberg and Diercksen earlier that day.

From March 11 through March 17, 2009, Mrs. Wilderotter had various communications with Mr. Seidenberg, and Mr. Shassian had various communications with Mr. Diercksen, regarding the possible Verizon state operations that might be included in a potential transaction and Frontier’s experience in integrating and operating other acquired businesses, including those acquired from GTE Corporation, a predecessor of Verizon.

On March 16, 2009, Mrs. Wilderotter discussed with the chief executive officer of another communications company whether that company would be interested in a strategic combination of all or part of that company with Frontier. That chief executive officer responded to Mrs. Wilderotter that such company was not interested in engaging in any discussions at that time.

On March 19, 2009, Frontier and Verizon entered into a mutual confidentiality agreement. Later that same day, representatives of Verizon provided Frontier information about Verizon’s proposed structure for implementing a transaction with Frontier, including the separation and spin-off of the specific business that Verizon proposed to transfer, referred to as the transferring business, and its acquisition by Frontier by means of a simultaneous merger with Frontier.

On March 25, 2009, Verizon sent to Frontier a term sheet containing certain non-financial terms concerning the potential transaction, including a proposed structure for the transaction, the states to be included in the transaction and details regarding the assets that would be included and excluded from the transaction.

Also on March 25, 2009, Mrs. Wilderotter and Mr. Shassian held a telephone conversation with Messrs. Seidenberg and Diercksen, in which Mr. Seidenberg indicated that Verizon was prepared to proceed with further discussions concerning the proposed transaction. After the call, representatives of Frontier and Verizon discussed the process for further discussions, including plans for exchanging additional non-public information and conducting due diligence reviews of their respective businesses. On a conference call later in the day on March 25, 2009, Mrs. Wilderotter and Mr. Shassian updated the Frontier directors as to the status of the discussions with Verizon. The Frontier directors encouraged Frontier management to continue to explore the proposed transaction with Verizon.

On March 26, 2009, Verizon provided certain preliminary non-public information concerning the transferring business that had been requested by Frontier.

On March 27, 2009, Mr. Shassian, together with other representatives of Frontier, met with Mr. Diercksen and other representatives of Verizon at the offices of Frontier to discuss the non-financial terms concerning the potential transaction contained in the term sheet prepared by Verizon.

From March 27, 2009 through April 1, 2009, representatives of Frontier and Verizon engaged in discussions and e-mail communications regarding the operational and financial performance of the transferring business.

On March 30 and April 3, 2009, electronic data rooms containing non-public information related to Frontier’s business and the transferring business were opened for review by the parties in connection with the proposed transaction. In addition, representatives of Frontier and Verizon began engaging in numerous due diligence discussions and meetings with respect to different areas of their respective businesses. These discussions continued until the execution of definitive documentation for the transaction.

On April 13, 2009, Frontier and its legal and financial advisors received from Debevoise, counsel to Verizon, drafts of the merger agreement, the distribution agreement and the tax sharing agreement in connection with the proposed transaction.

On April 16, 2009, the Frontier board held a special meeting, during which Frontier management provided the Frontier board with a comprehensive review of the discussions to date regarding the proposed Verizon transaction, a description of the significant outstanding business and legal issues and an update on the status of Frontier’s due diligence review of the transferring business. Representatives of Evercore and Citi, Frontier’s financial advisors, presented an overview of the communications industry and reviewed strategic opportunities available to Frontier, including the proposed transaction with Verizon, and compared these opportunities to Frontier’s outlook as a stand-alone company and to the previously discussed transaction with Company A. In addition, representatives of Cravath, Frontier’s legal advisor, provided an overview of applicable legal standards and director fiduciary duties in the context of considering a business combination transaction and other strategic alternatives. After extensive consideration, the Frontier board directed Frontier management to continue to pursue discussions with Verizon.

From April 21 through April 29, 2009, Mrs. Wilderotter, Mr. Shassian and other representatives of Frontier, including Frontier’s financial advisors, had a number of meetings and communications with Mr. Diercksen and other representatives of Verizon, including Verizon’s financial advisors, to obtain additional information regarding the transferring business in each of the states to be included in the potential transaction and to discuss various terms of such a transaction. The parties discussed various aspects of the operational and financial performance of the transferring business in the context of a discussion on valuation, and shared certain additional data addressing certain of those matters. After a substantial negotiation, the parties ultimately agreed (subject to agreement on other material structural and other terms of a transaction) on a working framework for the valuation terms of the potential transaction, including:

•	an enterprise valuation for Spinco of $8.6 billion;

•	the aggregate amount of the special cash payment, Verizon debt reduction and, if required, Spinco debt securities that Verizon would receive of $3.333 billion;

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the method for determining the amount of Frontier common stock to be issued as aggregate merger consideration, which would be based on the average trading prices of Frontier common stock for the period of 30 trading days ending shortly prior to the closing of the merger, with a 15% up or down “collar” on the average Frontier common stock price around the 30 trading day average closing price prior to signing the merger agreement (which at the time would have represented a minimum average Frontier common stock price of $6.21 and a maximum average Frontier common stock price of $8.40); and

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Verizon having a termination right if the average trading price of Frontier common stock during any period of 60 trading days prior to the closing of the merger is below 50% of the Frontier common stock price at the time of signing of the merger agreement.

On April 30, 2009, Mrs. Wilderotter and Mr. Shassian had a telephone conversation with Messrs. Seidenberg and Diercksen to discuss the progress that had been made to date on the status of the proposed transaction and the areas in which significant business and legal issues remained unresolved.

On May 1, 2009, the Frontier board held a special meeting. At that meeting, Frontier management and financial advisors gave presentations regarding the economic terms of the proposed transaction and the relative merits of the proposed transaction as compared to Frontier’s other strategic options, including the option of continuing as a stand-alone company, and Cravath reviewed with the Frontier board the fiduciary duties of the Frontier board in connection with its evaluation of the proposed transaction. The Frontier board engaged in an extensive discussion regarding the proposed transaction and Frontier’s strategic options. Thereafter, the Frontier board instructed management to continue its due diligence review and proceed with contract negotiations with Verizon on the proposed transaction.

On May 3, 2009, representatives of Frontier sent to representatives of Verizon comments to the draft merger agreement, the draft distribution agreement and certain other draft transaction agreements. On May 5, 2009, representatives of Verizon proposed adding certain of Verizon’s businesses in portions of California bordering Arizona, Nevada and Oregon to the scope of the transferring business, which Frontier agreed to on May 7, 2009.

Between May 6 and May 9, 2009, representatives of Frontier and Verizon discussed the principal business and legal issues and negotiated the terms of the draft transaction documents, and exchanged revised versions of the documents.

During the course of discussions between Frontier and Verizon, the chief executive officer of Company A contacted Mrs. Wilderotter from time to time seeking to schedule a meeting regarding the possibility of re-starting discussions concerning a potential sale of Frontier to Company A. The chief executive officer of Company A, however, did not offer any concrete proposal regarding what the terms of such a transaction would be. At the direction of the Frontier board, Mrs. Wilderotter indicated that it was not the right time to have such discussions and did not engage in any substantive discussions with the chief executive officer of Company A during this period. The chief executive officer of Company A and Mrs. Wilderotter planned to meet sometime in early May to discuss whether any further discussions regarding a possible transaction between Company A and Frontier were warranted.

In the afternoon on May 9, 2009, prior to any meeting with the chief executive officer of Company A, Mrs. Wilderotter received a telephone call from the chief executive officer of Company A, who indicated that Company A planned to deliver a letter to Frontier later that day concerning a proposed transaction. Later that day, Company A delivered to Frontier a letter proposing that Company A acquire Frontier on the same economic terms as last proposed by Company A in February 2009, before discussions between Frontier and Company A were terminated. The letter indicated that Company A was willing to accept several of Frontier’s prior requests relating to increased transaction certainty, but did not otherwise provide details concerning the terms of Company A’s proposal.

On the evening of May 10, 2009, the Frontier board held a special telephonic meeting to discuss the letter from Company A. Frontier management and its financial and legal advisors provided a summary concerning the Company A letter and the status of the Verizon negotiations. The Frontier board engaged in an extensive discussion regarding the Company A letter and the proposed Verizon transaction with Frontier’s senior management and legal and financial advisors, and discussed the relative merits and risks of the two potential transactions, as compared to each other and to Frontier’s other strategic options, including the option of continuing as a stand-alone company. The Frontier board instructed Frontier management to continue negotiations with Verizon on the terms of the proposed transaction with Verizon, including seeking improvements on the economic terms thereof. The Frontier board also instructed Mrs. Wilderotter to contact Company A and request its “best and final” proposal on price and contract terms, including a merger agreement that Company A would be willing to execute, by May 12, 2009.

On the morning of May 11, 2009, Mr. Shassian and another Frontier representative met with Mr. Diercksen and another Verizon representative to discuss revising the economic terms of the proposed transaction with Verizon. After substantial discussion, Frontier and Verizon agreed in principle that the Frontier average price for determining the aggregate merger consideration would not be less than $7.00 or greater than $8.50 (as opposed to the $6.21 and $8.40 that had been previously discussed), which reflected an approximate 10% up or down “collar” on Frontier’s then-current common stock price of approximately $7.75.

Also on the morning of May 11, 2009, following the instruction from the Frontier board, Mrs. Wilderotter contacted the chief executive officer of Company A and asked him to provide Company A’s best and final offer on value, along with a proposed merger agreement, by early May 12, 2009. The Company A chief executive officer indicated that Company A would do so.

During the rest of the day on May 11, 2009, representatives of Frontier and Verizon negotiated the final material terms of the proposed transaction documents between Frontier and Verizon.

On the evening of May 11, 2009, the Verizon board of directors, referred to as the Verizon board, met to discuss the proposed transaction and approved the proposed transaction. Verizon management, together with Verizon’s financial advisors Barclays Capital and JP Morgan Chase, also reviewed and discussed with the Verizon board certain financial analyses relating to the terms of the spin-off and the proposed merger with

Frontier. Debevoise also discussed the transaction and described the proposed terms of the transaction agreements. Thereafter, the Verizon board unanimously approved the spin-off and the merger agreement and approved the merger with Frontier in accordance with Delaware law.

On May 12, 2009, Company A sent Frontier a letter reaffirming the economic terms of its May 9, 2009 proposal to Frontier, without any changes, along with a proposed draft merger agreement, which was substantially similar to the last draft merger agreement proposed by Company A in February 2009 prior to the termination of discussions. Frontier and its advisors evaluated the terms of Company A’s proposal, including the terms of the draft merger agreement, and prepared a summary thereof for the Frontier board.

Later in the day on May 12, 2009, the Frontier board held a special meeting at the offices of Frontier. At the meeting, Frontier management updated the Frontier board on the status of the negotiations with Verizon and the terms of the latest offer from Company A, including the strategic rationale and potential benefits and risks of each of the potential transactions. Representatives of Cravath reviewed and discussed with the Frontier board the fiduciary duties of directors in the context of considering Frontier’s strategic alternatives, and reviewed with the Frontier board the principal terms of the merger agreement and other transaction agreements for the proposed Verizon transaction as well as the principal terms of the Company A merger agreement. Frontier management, together with representatives of Evercore and Citi, also reviewed and discussed with the Frontier board certain financial analyses relating to the terms of each of the potential transactions. The Frontier board then considered and discussed the relative strategic benefits and risks of each potential transaction, as compared to each other and to Frontier’s stand-alone position. The Frontier board then asked Evercore and Citi to provide a financial analysis of the potential Verizon transaction, and Evercore and Citi indicated they were each prepared to deliver an opinion to the Frontier board to the effect that, as of such date, and based on and subject to the assumptions made, matters considered and limitations on the scope of review undertaken by each of Evercore and Citi as set forth in their respective opinions, the aggregate merger consideration to be delivered by Frontier in respect of the Spinco common stock pursuant to the original merger agreement with Verizon was fair, from a financial point of view, to Frontier and holders of Frontier common stock (solely in their capacity as holders of Frontier common stock with regard to Evercore’s opinion). Members of the Frontier board then discussed the two transactions among themselves and with Frontier management and Frontier’s legal and financial advisors. After a lengthy discussion, the Frontier board had an executive session in which they discussed the transactions separately with Mrs. Wilderotter, and then with Frontier’s legal and financial representatives without the presence of any members of Frontier management. Mrs. Wilderotter and members of Frontier management then rejoined the meeting and the Frontier board unanimously determined that the merger agreement and proposed transaction with Verizon were advisable, fair to and in the best interests of Frontier and its stockholders, approved the merger agreement and the proposed transaction with Verizon in accordance with Delaware law and recommended that the Frontier stockholders adopt the Verizon merger agreement, amend the Frontier restated certificate of incorporation to increase the number of authorized shares of Frontier common stock and approve the issuance of Frontier common stock pursuant to the merger agreement. The Frontier board also authorized the appropriate officers of Frontier to finalize, execute and deliver the merger agreement and the other transaction documents.

Following the Frontier board meeting, representatives of Frontier and Verizon finalized and executed the merger agreement and the other transaction documents on May 13, 2009.

On May 13, 2009, the transactions were announced before the opening of trading on the NYSE.

On July 24, 2009, representatives of Frontier and Verizon finalized and executed an amendment to the merger agreement clarifying the arrangements relating to retained and shared customers after the closing of the merger. On July 24, 2009, Verizon and Spinco also finalized and executed, and Frontier consented to, an amendment to the distribution agreement to reflect minor adjustments to the assets to be contributed by Verizon to Spinco, and the manner in which the special cash payment to be made to Verizon prior to the closing is to be calculated.

On September 21, 2009, Frontier began mailing to its stockholders a proxy statement/prospectus dated as of September 16, 2009 and an accompanying proxy card in connection with a special meeting of its stockholders. On October 27, 2009, at the special meeting of Frontier, Frontier stockholders voted to adopt the merger agreement, approved an amendment to Frontier’s restated certificate of incorporation to increase the number of authorized shares in order to allow for the issuance of Frontier common stock to Verizon stockholders pursuant to the merger agreement and approved such issuance of Frontier common stock.

Frontier’s Reasons for the Merger

In reaching its decision to approve the merger agreement and the merger, the Frontier board consulted with Frontier’s management and legal and financial advisors, and considered a variety of factors weighing in favor of or relevant to the merger, including the following:

•	The substantial long-term free cash flow per share accretion that the merger is expected to provide to Frontier’s stockholders.

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The stronger financial profile for the combined company that would result from the merger (taking into account the proposed reduction in the annual dividend to $0.75 per share), with lower leverage, more balance sheet flexibility and greater cash flow generation, which is expected to enable the combined company to obtain an investment grade credit rating in the future and provide a more stable dividend payout ratio, and which could not be achieved by Frontier to the same extent either on a stand-alone basis or through pursuing other strategic alternatives.

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The increased scale and scope of the combined company, which are expected to provide greater revenue opportunities by allowing Frontier to bring new or different value-added products and services to more customers and implement its successful operating strategy in additional markets.

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The broader, rural geographic footprint of the combined company, which is expected to reduce the risk of over-reliance on any single geographic area and minimize the importance of urban and suburban markets where competition from cable and wireless providers is more acute.

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The fact that 11 of the 14 states in the Spinco territory are states in which Frontier already conducts business and therefore has existing working relationships in those states from an employee, customer, supplier, community and regulatory perspective.

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The benefit to the combined company from capital and operating synergy opportunities that are expected to result from the combination of Frontier’s business with the Spinco business (such as leveraging Frontier’s existing common support functions and systems to manage the Spinco business), including an anticipated $500 million annual reduction in operating costs for the combined company.

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The fact that the combined company is expected to be managed by Frontier’s current senior management team, which has successfully operated the Frontier business and has an established track record of successful business integration as demonstrated by Frontier’s prior acquisitions.

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The lower leverage, greater market capitalization and broader scale and scope of the combined company, which are expected to provide greater opportunities for Frontier to invest in new or different services and technologies and to participate in further industry consolidation and other strategic opportunities in the future and which could not be achieved by Frontier to the same extent either on a stand-alone basis or through pursuing other strategic alternatives.

In addition to the strategic factors described above, the Frontier board also considered the following additional factors, all of which it viewed as relevant to its decision to approve the merger agreement and the merger:

•	Frontier’s knowledge of the operations, financial condition, earnings and prospects of the Spinco business, taking into account the results of Frontier’s due diligence review of the Spinco business.

•	The current and prospective competitive climate in the communications industry, including the potential for further consolidation.

•	The strategic alternatives reasonably available to Frontier, including proceeding on a stand-alone basis and pursuing other strategic transactions (including a transaction with Company A).

•	The current and prospective regulatory landscape in the communications industry.

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The structure of the merger and the terms and conditions of the merger agreement, including the “collar” placed on the movement of the trading prices of Frontier common stock prior to the closing for purposes of calculating the aggregate merger consideration, and the parties’ commitment to complete the merger.

•	The potential short-term effects on Frontier’s stock price from the announcement of the proposed reduction in dividend after the closing of the merger.

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The requirement that the realignment of the Spinco business (other than the portion relating to West Virginia) be completed at least 60 days prior to the closing of the merger, giving Frontier the opportunity to confirm that the Spinco business has been segregated, and has been operating on an independent basis, from the other businesses of Verizon in accordance with the merger agreement without any need for transition services from Verizon (other than in respect of West Virginia).

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The opinions of Evercore and Citi, each delivered orally to the Frontier board on May 12, 2009 and subsequently confirmed in writing by Evercore on May 12, 2009 and by Citi on May 13, 2009, to the effect that, as of that date, and based on and subject to the assumptions made, matters considered and limitations on the scope of review undertaken by each of Evercore and Citi as set forth in their respective opinions, the aggregate merger consideration to be delivered by Frontier in respect of the Spinco common stock pursuant to the original merger agreement was fair, from a financial point of view, to Frontier and holders of Frontier common stock (solely in their capacity as holders of Frontier common stock with regard to Evercore’s opinion), as more fully described below under the captions “—Opinions of Frontier’s Financial Advisors.”

•

The fact that the existing Frontier stockholders are expected to own between approximately 29% and 34% of the combined company, which percentages are reflected in the relative valuations of Frontier and Spinco, assuming there are no adjustments for amounts paid, payable or forgone by Verizon pursuant to orders or settlements that are issued or entered into in order to obtain governmental approvals in the Spinco territory that are required to complete the merger or the spin-off.

The Frontier board weighed these advantages and opportunities against a number of other factors identified in its deliberations as weighing against the merger, including:

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The challenges inherent in the combination of two businesses of the size and scope of Frontier and the Spinco business and the size of the companies relative to each other, including the risk that integration costs to be borne by Frontier or the combined company may be greater than anticipated and the possible diversion of management attention for an extended period of time both prior to and after the closing of the merger.

•

The risk that in connection with the creation of Spinco and its carve-out from Verizon, as a result of which it will not have all of the same non-network assets, contracts and resources as it had as part of Verizon, the value of the Spinco business (whether as a result of a reduction in sales or the incurrence of additional costs) may be less than the value the parties assigned to the Spinco business during their negotiations, or that the Spinco business may not operate independently at the time of the closing notwithstanding Frontier’s ability to evaluate such independent operation prior to the closing.

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The risk of not capturing all the cost savings and operational synergies anticipated from the merger of Frontier and Spinco and the risk that other anticipated benefits might not be realized, and that the long-term free cash flow per share accretion to the Frontier stockholders might not be realized.

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The understanding that, while the transaction is expected to be substantially accretive to Frontier’s free cash flow per share over time and be more accretive in the long term than other possible strategic alternatives, the transaction is expected to be dilutive to Frontier’s free cash flow per share in the first full year of the combined company’s operations and be less accretive in the short term than other possible strategic alternatives.

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The risk that the revenues and access lines related to the Spinco business will decline at a significantly faster rate prior to the closing of the merger than the rate at which Frontier had anticipated based on its due diligence review and financial analyses of the Spinco business and the merger.

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The risk that the capital expenditures required to be spent in the 14 states in which the Spinco business operates after the closing of the merger could be higher than anticipated by Frontier based on its due diligence review and financial analyses of the Spinco business and the merger.

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The risk that the merger may not be consummated despite the parties’ efforts, including as a result of the parties’ inability to obtain the required regulatory approvals or obtain the special cash payment financing, in each case on terms that satisfy the terms of the merger agreement.

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Frontier’s inability to terminate the merger agreement to accept an unsolicited third party’s alternative strategic proposal that the Frontier board deems to be superior to the merger (but recognizing the Frontier board’s right to change its recommendation to Frontier stockholders in the circumstances specified in the merger agreement), together with the $80 million termination fee payable to Verizon if the merger agreement is terminated under certain circumstances specified in the merger agreement.

•	The risks of the type and nature described under “Risk Factors,” and the matters described under “Cautionary Statement Regarding Forward-Looking Statements.”

The Frontier board determined that these negative factors were outweighed by the advantages and opportunities offered by the merger.

This discussion of the factors considered by the Frontier board includes the principal factors considered, but is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Frontier board did not find it useful to and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the merger is advisable, fair to and in the best interests of Frontier and its stockholders. Rather, the Frontier board conducted an overall review of all of the relevant factors. In addition, individual members of the Frontier board may have given differing weights to different factors.

Approval by Frontier’s Board of Directors and Stockholders

Frontier’s board of directors unanimously approved the merger agreement and unanimously recommended that Frontier stockholders vote to adopt the merger agreement and approve the issuance of Frontier common stock pursuant to the merger agreement. This approval was received at a special meeting of Frontier stockholders, which was held on October 27, 2009.

Opinions of Frontier’s Financial Advisors

Opinion of Evercore Group L.L.C.

In May 2009, Frontier formally engaged Evercore to act as its financial advisor with respect to potential strategic transactions. Frontier engaged Evercore to act as a financial advisor based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

On May 12, 2009, at a meeting of the Frontier board, Evercore delivered to the Frontier board an oral opinion, which opinion was confirmed by delivery of a written opinion dated May 12, 2009, to the effect that, as of that date and based on and subject to assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth therein, the aggregate merger consideration to be delivered by Frontier in respect of the Spinco common stock pursuant to the original merger agreement is fair, from a financial point of view, to Frontier and the holders of Frontier common stock (solely in their capacity as holders of Frontier common stock).

The full text of Evercore’s written opinion, dated May 12, 2009, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex B-1 to this information statement/prospectus and is incorporated by reference in its entirety into this information statement/prospectus. Evercore’s opinion was directed to the Frontier board and addresses only the fairness to Frontier and the holders of Frontier common stock (solely in their capacity as holders of Frontier common stock), from a financial point of view, of the aggregate merger consideration to be delivered by Frontier in respect of the Spinco common stock pursuant to the original merger agreement. The opinion does not address any other aspect of the proposed merger and does not constitute a recommendation to the Frontier board or to any other persons in respect of the merger, including as to how any holder of shares of Frontier common stock should vote or act in respect of the merger. Evercore’s opinion does not address the fairness of the spin–off or the merger or any other aspect of the proposed transactions from a financial point of view to Verizon, Spinco or their respective stockholders, and does not constitute a recommendation to the recipients of this information statement/prospectus or any other person with respect to the spin-off, the merger or any other aspect of the proposed transactions. Evercore did not provide any advice or opinion to Verizon, Spinco or their respective boards of directors with respect to the spin-off, the merger or any other aspect of the proposed transactions.

In connection with rendering its opinion, Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to Frontier and Verizon in respect of Spinco, respectively, that Evercore deemed to be relevant;

•

reviewed certain non-public historical financial statements and other historical non-public financial data relating to Frontier and Verizon in respect of Spinco, respectively, prepared and furnished to Evercore by the respective managements of Frontier and Verizon;

•	reviewed certain non-public projected financial data relating to Frontier and Spinco prepared and furnished to Evercore by the management of Frontier;

•	reviewed certain historical and projected non-public operating data relating to Frontier and Spinco prepared and furnished to Evercore by the management of Frontier;

•

discussed the past and current operations, financial projections and current financial condition of Frontier with the management of Frontier (including their views on the risks and uncertainties of achieving such projections);

•

reviewed the amount and timing of the cost savings and operating synergies estimated by the management of Frontier to result from the merger, referred to as the synergies, and the associated integration costs;

•	reviewed the reported prices and the historical trading activity of Frontier common stock;

•	compared the financial performance of Frontier and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•	compared the financial performance of Frontier and Spinco and the valuation multiples relating to the merger with those of certain other transactions that Evercore deemed relevant;

•

reviewed a draft of the original merger agreement, dated May 12, 2009, and a draft of the distribution agreement entered into by Verizon and Spinco on May 13, 2009, which was prior to any subsequent amendment and is referred to as the original distribution agreement, which draft was dated May 12, 2009; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability for such information. With respect to the projected financial data relating to Frontier and Spinco referred to above, Evercore assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Frontier as to the matters covered thereby. Evercore did not receive any projected financial data from Verizon relating to Verizon or Spinco. Evercore also assumed that the synergies are reasonably obtainable, on bases reflecting the best currently available estimates and good faith judgments of the future competitiveness, operating and regulatory environments and related financial performance of the combined company and will be realized in the amounts and at the times indicated thereby.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the original merger agreement are true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the original distribution agreement and the original merger agreement and that all conditions to the consummation of the transactions contemplated by such agreements, including, without limitation, the merger, would be satisfied without material waiver or modification. Evercore also assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the merger and the transactions contemplated by the original distribution agreement would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Frontier or the consummation of the merger or materially reduce the benefits of the merger to Frontier.

Evercore also assumed that the contribution, the distribution and all of the transactions described in the original distribution agreement would be consummated in accordance with the terms of the original distribution agreement, without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on Verizon or Spinco. In addition, Frontier informed Evercore, and accordingly for purposes of rendering its opinion Evercore assumed that the merger, the contribution, the distribution and the other transactions contemplated by the original merger agreement would qualify for the intended tax-free treatment as set forth in the original merger agreement and the distribution agreement. Furthermore, at Frontier’s direction and with its consent, Evercore assumed for purposes of rendering its opinion, that the amount of the special cash payment, together with the principal amount of the Spinco debt securities and any distribution date indebtedness, would be approximately $3.333 billion, that the financial terms of the special cash payment financing would be on economic terms no less favorable to Spinco than those set forth in assumptions provided to Evercore by the management of Frontier, and that the financial terms of the Spinco debt securities would be consistent with those described in “Financing of the Combined Company.” Evercore also assumed that the final forms of the original merger agreement and original distribution agreement would not differ in any material respect from the last draft of each such agreement reviewed by Evercore.

Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of Frontier, Spinco or Verizon and was not furnished with any such appraisals, nor did Evercore evaluate the solvency or fair value of Frontier, Spinco or Verizon under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based on economic, market and other conditions as in effect on, and on the information made available to Evercore as of, the date of its opinion and accordingly did not consider any amendments to the original merger agreement or the original distribution agreement entered into after the date of its opinion. Subsequent developments may affect Evercore’s opinion and Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to Frontier and holders of Frontier common stock (solely in their capacity as holders of Frontier common stock), from a financial point of view, of the aggregate merger consideration to be delivered by Frontier in respect of the shares of Spinco common stock. Evercore did not express any view on, and its opinion did not address, the fairness of the proposed transaction to, or any consideration received in connection with the transaction by, the holders of any other securities, creditors or other constituencies of Frontier, or as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Frontier, or any class of such persons, whether relative to the aggregate merger consideration or otherwise. Evercore’s opinion does not address the fairness of the spin-off or the merger or any other aspect of the proposed transactions from a financial point of view to Verizon, Spinco or their respective stockholders, and does not constitute a recommendation to the recipients of this information statement/prospectus or any other person with respect to the spin-off, the merger or any other aspect of the proposed transactions. Evercore assumed that any modification to the structure of the transaction would not vary in any respect material to its analysis. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to Frontier, nor does it address the underlying business decision of Frontier to engage in the merger. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by Frontier and its advisors with respect to legal, regulatory, accounting and tax matters. Evercore did not provide any advice or opinion to Verizon, Spinco or their respective boards of directors with respect to the spin-off, the merger or any other aspect of the proposed transactions. The issuance of Evercore’s opinion was approved by an opinion committee of Evercore.

Under the terms of Evercore’s engagement, Frontier has agreed to pay Evercore an aggregate fee of $18 million (which may be increased by Frontier, at its discretion, to $19 million), of which $4 million became payable when Evercore rendered its opinion and the remainder of which will become payable upon the closing of the merger. Additional fees may become payable by Frontier to Evercore if any additional services are requested by Frontier. In addition, Frontier has agreed to reimburse Evercore’s reasonable and customary out-of-pocket expenses and to indemnify Evercore and related parties for certain liabilities, including liabilities under federal securities laws, arising out of its engagement. Prior to its engagement, Evercore and its affiliates provided financial advisory services to Frontier, for which Frontier had reimbursed Evercore’s expenses. Evercore may provide financial or other services to Frontier or Verizon in the future and in connection with any such services Evercore may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities or related derivative securities, or financial instruments of Frontier, Verizon and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

Opinion of Citigroup Global Markets Inc.

Citi was retained in May 2009 to act as financial advisor to Frontier in connection with the transactions involving Spinco and other potential strategic transactions. The material terms of Citi’s engagement letter with Frontier are described below. On May 12, 2009, at a meeting of the Frontier board, Citi delivered to the Frontier board an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion, dated May 13, 2009, to the effect that, as of that date and based upon and subject to the assumptions, limitations and considerations set forth therein, Citi’s work described below and other factors it deemed relevant, the aggregate merger consideration to be delivered by Frontier in respect of the Spinco common stock pursuant to the original merger agreement was fair, from a financial point of view, to Frontier and the holders of Frontier common stock.

The full text of Citi’s opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is included as Annex B-2 to this information statement/prospectus. The summary of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Citi’s opinion does not address the fairness of the spin–off or the merger or any other aspect of the proposed transactions from a financial point of view to Verizon, Spinco or their respective stockholders, and does not constitute a recommendation to the recipients of this information statement/prospectus or any other person with respect to the spin-off, the merger or any other aspect of the proposed transactions. Citi did not provide any advice or opinion to Verizon, Spinco or their respective boards of directors with respect to the spin-off, the merger or any other aspect of the proposed transactions.

In arriving at its opinion, Citi:

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reviewed the original merger agreement and the original distribution agreement and held discussions with certain senior officers, directors and other representatives and advisors of Frontier and certain senior officers and other representatives and advisors of Verizon concerning the businesses, operations and prospects of Frontier, Verizon and Spinco;

•

examined certain publicly available business and financial information relating to Frontier and Verizon as well as certain financial forecasts and other information and data relating to Frontier, Verizon and Spinco which were provided to or discussed with Citi by the respective managements of Frontier and Verizon (except that Citi did not receive any financial forecasts from Verizon relating to Verizon or Spinco);

•

reviewed information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of Frontier to result from the merger;

•

reviewed the financial terms of the merger as set forth in the original merger agreement in relation to, among other things: current and historical market prices and trading volumes of Frontier common stock; the historical and projected earnings and other operating data of Frontier and Spinco; and the capitalization and financial condition of Frontier;

•

considered, to the extent publicly available, the financial terms of certain other transactions which it considered relevant in evaluating the merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations it considered relevant in evaluating those of Frontier and Spinco;

•	evaluated certain potential pro forma financial effects of the merger; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as it deemed appropriate in arriving at its opinion.

The issuance of Citi’s opinion was authorized by its fairness opinion committee.

In rendering its opinion, Citi assumed and relied upon, without independent verification, the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it. With respect to financial forecasts and other information and data relating to Frontier, Verizon and Spinco provided to or otherwise reviewed by or discussed with Citi, Citi was advised by the management of Frontier that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Frontier as to the future financial performance of Frontier and Spinco, the potential strategic implications and operational benefits anticipated to result from the merger, the potential terms of the financing to be obtained by Spinco and the other matters covered thereby, and assumed, with the consent of Frontier, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the merger) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected. Citi did not receive any financial forecasts from Verizon relating to Verizon or Spinco.

Citi assumed, with the consent of Frontier, that the merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary financings, regulatory or third-party approvals, consents and releases for the merger, no delay, limitation, restriction or condition will be imposed that would have a material adverse effect on Frontier, Spinco or the contemplated benefits of the merger. Citi also assumed, with the consent of Frontier, that the contribution, the distribution and all of the transactions in the original distribution agreement will be consummated in accordance with the terms of the original distribution agreement, without waiver, modification or amendment of any material term, condition or agreement, approvals, consents, releases or otherwise, that collectively would have a material adverse effect on Verizon or Spinco. Citi also assumed that Spinco will be able to secure the financing, in accordance with the terms of the original merger agreement, necessary to consummate the merger. Citi also assumed, with the consent of Frontier, that the contribution, the distribution, the merger and the other transactions contemplated by the original merger agreement and the original distribution agreement will be treated as tax-free reorganizations for federal income tax purposes.

Citi did not express any opinion as to what the value of Frontier common stock actually will be when issued pursuant to the merger or the price at which Frontier common stock will trade at any time. Citi did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Frontier, Verizon or Spinco nor did Citi make any physical inspection of the properties or assets of Frontier, Verizon or Spinco.

Citi was not requested to, and did not, solicit third-party indications of interest in the possible acquisition of all or a part of Frontier, nor was it requested to consider, and its opinion does not address, the underlying business decision of Frontier to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Frontier or the effect of any other transaction in which Frontier might engage. Citi also expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the aggregate merger consideration. Citi’s opinion was necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing, as of May 13, 2009 and accordingly did not consider any amendments to the original merger agreement or the original distribution agreement entered into after the date of its opinion. The credit, financial and stock markets were experiencing unusual volatility and Citi expressed no opinion or view as to any potential effects of such volatility on Frontier, Verizon, or Spinco or the contemplated benefits of the merger.

Citi’s advisory services and opinion were provided for the information of the Frontier board, and its opinion was not intended to be and does not constitute a recommendation to any other person with respect to any matters relating to the merger. Citi’s opinion does not address the fairness of the spin–off or the merger or any other aspect of the proposed transactions from a financial point of view to Verizon, Spinco or their respective stockholders, and does not constitute a recommendation to the recipients of this information statement/prospectus or any other person with respect to the spin-off, the merger or any other aspect of the proposed transactions. Citi did not provide any advice or opinion to Verizon, Spinco or their respective boards of directors with respect to the spin-off, the merger or any other aspect of the proposed transactions.

Citi is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Frontier selected Citi to act as its financial advisor on the basis of Citi’s international reputation and Citi’s familiarity with Frontier. Citi and its affiliates in the past have provided, and currently provide, services to Frontier and its affiliates unrelated to the merger, for which services Citi and its affiliates have received and expect to receive compensation, including, without limitation, acting as a bookrunner, arranger and lender in connection with various Frontier credit facilities and debt offerings. In addition, Citi and its affiliates in the past have provided services to Verizon and its affiliates unrelated to the merger, for which services Citi and its affiliates have received compensation, including, without limitation, acting as a manager, bookrunner, arranger and lender in connection with various Verizon credit facilities and debt offerings. In addition, Citi or one of its affiliates may be a participant in any financing obtained by Spinco in connection with the merger, for which services such entity would receive compensation. In the ordinary course of its business, Citi and its affiliates may actively trade or hold the securities of Frontier or Verizon for its own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with Frontier, Verizon and their respective affiliates.

Under the terms of Citi’s engagement, Frontier has agreed to pay Citi an aggregate fee of $18 million (which may be increased by Frontier, at its discretion, to $19 million), of which $4 million became payable when Citi rendered its opinion and the remainder of which will become payable upon the closing of the merger. Additional fees may become payable by Frontier to Citi if any additional services are requested by Frontier. In addition, Frontier has also agreed to reimburse Citi for its reasonable travel and other out-of-pocket expenses incurred in connection with its engagement, including the reasonable fees and expenses of its counsel, and to indemnify Citi against specific liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws.

Summary of Joint Financial Analyses

Set forth below is a summary of the material financial analyses reviewed with the Frontier board on May 12, 2009, in connection with Evercore’s opinion dated May 12, 2009, and Citi’s oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated May 13, 2009.

Except as described above under “Opinion of Evercore Group L.L.C.” and “Opinion of Citigroup Global Markets Inc.,” Frontier imposed no instructions or limitations on Evercore or Citi with respect to the investigations made or the procedures followed by Evercore or Citi in rendering its opinion. Evercore’s and Citi’s respective opinions were only one of many factors considered by the Frontier board in its evaluation of the merger and should not be viewed as determinative of the views of the Frontier board or management with respect to the merger or the aggregate merger consideration. See “The Transactions—Frontier’s Reasons for the Merger.”

The aggregate merger consideration to be delivered by Frontier in respect of the Spinco common stock pursuant to the original merger agreement was determined through negotiations between Frontier and Verizon and was approved by the Frontier board. Neither Evercore nor Citi recommended any specific merger consideration to Frontier nor that any given merger consideration constituted the only appropriate merger consideration.

In connection with the review of the merger by the Frontier board, Evercore and Citi each performed a variety of financial and comparative analyses, which are summarized below, for purposes of rendering their respective opinions. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described below, without considering the analyses as a whole, could create an incomplete view of the processes underlying each of Evercore’s and Citi’s respective opinions. In arriving at their respective fairness determinations, Evercore and Citi each considered the results of all the analyses summarized below and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore and Citi each made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, each of Evercore and Citi may have considered various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be either Evercore’s or Citi’s view of the value of Frontier or Spinco. No company used in the analyses summarized below as a comparison is identical to Frontier or Spinco, and no transaction used is identical to the merger. Accordingly, such analyses may not necessarily utilize all companies or transactions that could be deemed comparable to Frontier, Spinco or the merger. Further, Evercore’s and Citi’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Frontier, Verizon and Spinco.

Each of Evercore and Citi conducted the analyses summarized below for the purpose of providing an opinion to the Frontier board as to the fairness to Frontier and the holders of Frontier common stock (solely in their capacity as holders of Frontier common stock with regard to Evercore’s opinion), from a financial point of view, of the aggregate merger consideration to be delivered by Frontier in respect of the Spinco common stock pursuant to the original merger agreement. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities of Frontier, Verizon or Spinco actually may trade or be sold. Estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such estimates. Accordingly, estimates used in, and the results derived from, the analyses summarized below are inherently subject to substantial uncertainty, and neither Evercore nor Citi assumes any responsibility if future results are materially different from those forecasted in such estimates.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 8, 2009, and is not necessarily indicative of current or future market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables alone do not constitute a complete description of the financial analyses and must be read together with the text of each summary in order to understand fully the financial analyses. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of such financial analyses. In connection with certain of their analyses, Frontier’s financial advisors utilized financial forecasts for Frontier prepared by Frontier’s management, referred to as the Frontier Management Base Case and the Frontier Management Alternative Case, and financial forecasts for Spinco prepared by Frontier’s management.

In conducting their analyses, Frontier’s financial advisors used various methodologies to review the valuation of Frontier on a stand-alone basis and Frontier and Spinco on a relative basis, to assess the fairness of the aggregate merger consideration to be delivered by Frontier in respect of the Spinco common stock. Specifically, Frontier’s financial advisors conducted analyses of historical share price, research analyst price targets, dividend yield, selected publicly traded companies, selected precedent transactions, discounted cash flow, implied percentage ownership and relative contribution to the combined company.

Stand-alone Valuation Analyses

Historical Share Price Analysis. Evercore and Citi noted that the trailing low and high 52-week intra-day trading prices for shares of Frontier common stock, as of May 8, 2009, were $5.32 per share and $12.94 per share, respectively. Evercore and Citi then compared the 52-week intra-day trading prices to the projected price range for shares of Frontier common stock to be issued to holders of shares of Verizon common stock as the aggregate merger consideration, referred to as the collar, with the low end of the collar being $7.00 per share of

Frontier common stock, the mid-point of the collar being $7.75 per share of Frontier common stock and the high end of the collar being $8.50 per share of Frontier common stock.

Research Analyst Price Targets. Evercore and Citi compared selected recent publicly available research analyst price targets for Frontier from the following selected firms who published price targets for Frontier as of May 8, 2009:

• Bank of America	• Hudson Square

• Barclays	• JPMorgan

• Citi	• Piper Jaffray

• D.A. Davidson	• Raymond James

• Goldman Sachs	• Stifel Nicolaus

• Hilliard Lyons	• UBS

Evercore and Citi examined the price targets published by each of the firms above and noted that the low and high per share equity value price targets for Frontier common stock were $7.00 and $12.50, respectively. Evercore and Citi then compared the low and high per share equity value analyst price targets to the low end of the collar ($7.00 per share of Frontier common stock), mid-point of the collar ($7.75 per share of Frontier common stock) and high end of the collar ($8.50 per share of Frontier common stock).

Dividend Yield Analysis. Evercore and Citi calculated the implied equity value per share of Frontier common stock based on a range of assumed annual dividends per share and a range of selected dividend yields. Evercore and Citi reviewed the annual dividend yields of Selected Comparable Companies (as defined below) with higher leverage and higher dividend payout ratios (such as Consolidated Communications Holdings, Inc., Iowa Telecommunications Services, Inc. and Windstream Corporation) and the annual dividend yields of Selected Comparable Companies with lower leverage and lower dividend payout ratios (such as AT&T Inc., CenturyTel Communications, Inc., Embarq Corporation, Qwest Communications International Inc. and Verizon). Evercore and Citi noted that the annual dividend yields for the Selected Comparable Companies with higher leverage and higher dividend payout ratios had a range of approximately 11.0% to 12.8% and the annual dividend yields for the Selected Comparable Companies with lower leverage and lower dividend payout ratios had a range of approximately 6.2% to 9.2%.

Evercore and Citi derived ranges of implied equity values per share of Frontier common stock by dividing an assumed annual dividend per share of Frontier Common Stock by an annual dividend yield range that Evercore and Citi selected from the annual dividend yield ranges described above, which they judged, based on their financial advisory experience, to be most appropriate in order to perform their analysis of Frontier. Utilizing Frontier’s current annual dividend per share of $1.00 and a selected annual dividend yield range of approximately 11.0% to 12.5%, Evercore and Citi derived a range of implied equity values per share of Frontier common stock of $7.99 to $9.05. Utilizing the projected annual dividend per share of the combined company of $0.75 and a selected annual dividend yield range of approximately 9.0% to 11.0%, Evercore and Citi derived a range of implied equity values per share of Frontier common stock of $6.79 to $8.33.

Evercore and Citi then compared the above calculated values to the low end of the collar ($7.00 per share of Frontier common stock), mid-point of the collar ($7.75 per share of Frontier common stock) and high end of the collar ($8.50 per share of Frontier common stock).

Analysis of Selected Publicly Traded Companies. Evercore and Citi compared certain financial and operating information and commonly used valuation measurements for Frontier to corresponding information and measurements for a group of nine publicly traded comparable companies that participate predominantly in the communications industry, referred to as the Selected Comparable Companies, in order to derive implied per share equity value reference ranges for Frontier and implied firm value reference ranges for Spinco based on the stock market trading multiples of the Selected Comparable Companies. With respect to Spinco, this analysis was conducted in order to provide a basis for certain of the other analyses performed by Evercore and Citi and described below under “Relative Valuation Analyses.” The Selected Comparable Companies were:

• AT&T Inc.	• Iowa Telecommunications Services, Inc.

• CenturyTel, Inc	• Qwest Communications International Inc.

• Cincinnati Bell Inc.	• Windstream Corporation

• Consolidated Communications Holdings, Inc.	• Verizon

• Embarq Corporation

With respect to Verizon as a Selected Comparable Company, Evercore and Citi examined Verizon both on a consolidated basis (including 100% of Verizon Wireless) and on the basis of the implied value of Verizon after subtracting from Verizon the value of Verizon Wireless utilizing an assumed 6x multiple of estimated 2009 earnings before interest, taxes, depreciation and amortization, referred to as EBITDA.

Evercore and Citi reviewed, among other things, firm values, calculated as equity value based on closing stock prices on May 8, 2009, plus debt, preferred stock and minority interests, less cash and cash equivalents and investments, as a multiple of the estimated EBITDA and EBITDA less capital expenditures of the Selected Comparable Companies for calendar years 2009 and 2010. When applicable, firm values were adjusted to exclude the net present value of future taxes shielded by net operating losses. Evercore and Citi also reviewed the equity values as a multiple of levered free cash flow (“levered free cash flow” being defined for this purpose as EBITDA less capital expenditures, interest expenses and taxes), referred to as LFCF, for the Selected Comparable Companies for calendar years 2009 and 2010. Financial forecasts for Frontier and Spinco were based on the Frontier Management Base Case, the Frontier Management Alternative Case and other information and projections for Spinco provided to Evercore and Citi by Frontier management. Evercore and Citi also used publicly available information concerning historical and projected financial performance, including published historical financial information and publicly available third-party research.

Evercore and Citi selected the companies listed above because their businesses and operating profiles are relevant to that of Frontier and the Spinco business. However, because of the inherent differences between the businesses, operations and prospects of Frontier and Spinco and the businesses, operations and prospects of the Selected Comparable Companies, no comparable company is exactly the same as Frontier or Spinco. Therefore, Evercore and Citi believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis. Accordingly, Evercore and Citi also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Frontier and Spinco and the Selected Comparable Companies that would affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, capital structure, growth prospects, profitability levels, degree of operational risk and recent and/or pending transactions between Frontier and Spinco and the Selected Comparable Companies.

Selected Publicly Traded Companies Analysis of Frontier. Evercore and Citi then applied ranges of selected firm value to adjusted EBITDA (defined as EBITDA plus stock-based compensation, non-cash pension expenses and restructuring costs, and referred to as Adjusted EBITDA) multiples and selected equity value to LFCF multiples derived from the Selected Comparable Companies to corresponding financial data of Frontier based on the Frontier Management Base Case and the Frontier Management Alternative Case. The high and low of the relevant multiples derived for each of the Selected Comparable Companies is reflected in the column of the chart titled “All Selected Comparable Companies.” Evercore and Citi selected from among such multiples the range of multiples reflected in the column of the chart below titled “Selected Valuation Multiple Ranges for Frontier,” which they judged, based on their financial advisory experience, to be most appropriate in order to perform their analysis of Frontier. This analysis indicated the following implied equity value per share valuation reference ranges for Frontier as presented below, which were compared to the low end of the collar ($7.00 per share of Frontier common stock), the mid-point of the collar ($7.75 per share of Frontier common stock) and the high end of the collar ($8.50 per share of Frontier common stock):

Valuation Methodology	All Selected Comparable Companies	Selected Valuation Multiple Ranges for Frontier	Implied Equity Value per Share Valuation Reference Ranges for Frontier
Firm Value as a Multiple of:
2009 Estimated Adjusted EBITDA (Frontier Management Alternative Case)	3.9 – 6.7x	5.0 – 6.0x	$ 4.83 – $8.74

2009 Estimated Adjusted EBITDA (Frontier Management Base Case)	3.9 – 6.7x	5.0 – 6.0x	$ 3.95 – $7.68

2010 Estimated Adjusted EBITDA (Frontier Management Alternative Case)	4.0 – 6.7x	5.25 – 6.25x	$ 5.79 – $9.70

2010 Estimated Adjusted EBITDA (Frontier Management Base Case)	4.0 – 6.7x	5.25 – 6.25x	$ 3.86 – $7.40

2009 Estimated Adjusted EBITDA less Capital Expenditures (Frontier Management Alternative Case)	5.7 – 25.8x	7.0 – 8.0x	$ 6.83 – $9.91

2009 Estimated Adjusted EBITDA less Capital Expenditures (Frontier Management Base Case)	5.7 – 25.8x	7.0 – 8.0x	$ 5.60 – $8.50

2010 Estimated Adjusted EBITDA less Capital Expenditures (Frontier Management Alternative Case)	6.6 – 27.3x	7.5 – 8.5x	$ 8.47 – $11.55

2010 Estimated Adjusted EBITDA less Capital Expenditures (Frontier Management Base Case)	6.6 – 27.3x	7.5 – 8.5x	$ 5.83 – $8.57

Equity Value as a Multiple of:
2009 Estimated LFCF (Frontier Management Alternative Case)	3.9 – 10.8x	5.0 – 6.0x	$ 7.66 – $9.18

2009 Estimated LFCF (Frontier Management Base Case)	3.9 – 10.8x	5.0 – 6.0x	$ 7.95 – $9.54

2010 Estimated LFCF (Frontier Management Alternative Case)	4.6 – 9.6x	5.5 – 6.5x	$ 8.26 – $9.76

2010 Estimated LFCF (Frontier Management Base Case)	4.6 – 9.6x	5.5 – 6.5x	$ 7.47 – $8.82

Selected Publicly Traded Companies Analysis of Spinco. In order to provide a basis for certain of the other analyses performed by Evercore and Citi and described below under “Relative Valuation Analyses,” Evercore and Citi then applied ranges of selected firm value to Adjusted EBITDA multiples derived from the Selected Comparable Companies to corresponding financial data of Spinco based on information and projections prepared by Frontier management and provided to Evercore and Citi. No equity value to LFCF comparisons of Spinco were conducted by Evercore and Citi because Spinco was not capitalized as an independent public company as of the date of this analysis. Evercore and Citi selected from among the multiples derived for each of the Selected Comparable Companies (the high and low of such multiples being reflected in the column of the chart below titled “All Selected Comparable Companies”) the range of multiples reflected in the column of the chart below titled “Selected Valuation Multiple Ranges for Spinco” that they judged, based on their financial advisory experience, to be most appropriate in order to perform their analysis of Spinco. This analysis indicated the following implied firm value reference ranges for Spinco:

Valuation Methodology	All Selected Comparable Companies	Selected Valuation Multiple Ranges for Spinco	Implied Firm Value Valuation Reference Ranges for Spinco ($ in millions)
Firm Value as a Multiple of:
2009 Estimated Adjusted EBITDA	3.9 – 6.7x	4.5 – 5.5x	$8,233 – $10,063

2010 Estimated Adjusted EBITDA	4.0 – 6.7x	4.75 – 5.75x	$8,085 –$9,787

2009 Estimated Adjusted EBITDA less Capital Expenditures	5.7 – 25.8x	6.0 – 7.0x	$8,536 – $9,959

2010 Estimated Adjusted EBITDA less Capital Expenditures	6.6 – 27.3x	6.5 – 7.5x	$8,491 – $9,797

None of the Selected Comparable Companies utilized as a comparison is identical to Frontier or Spinco. Accordingly, Evercore and Citi believe the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Evercore’s and Citi’s opinions, concerning differences in financial and operating characteristics and other factors that could affect the public trading value of the Selected Comparable Companies to which Frontier and Spinco are compared.

Analysis of Selected Precedent Transactions. Evercore and Citi reviewed the financial terms, to the extent publicly available, of twelve merger and acquisition transactions announced between November 2001 and May 2009 of companies that Evercore and Citi, based on their experience with merger and acquisition transactions, deemed relevant to arriving at their opinions. Evercore and Citi chose the transactions, referred to as the Selected Precedent Transactions, based on the similarity of the target companies in the transactions to Spinco in terms of the size, mix, margins and other characteristics of their businesses. The Selected Precedent Transactions were:

Acquirer	Target	Date Transaction Announced

Windstream Corp.	D&E Communications, Inc.	May 2009

CenturyTel, Inc.	Embarq Corporation	October 2008

Consolidated Communications Holdings, Inc.	North Pittsburgh Systems, Inc.	July 2007

Windstream Corp.	CT Communications, Inc.	May 2007

FairPoint Communications, Inc.	Verizon and Northern New England Spinco Inc.	January 2007

CenturyTel, Inc.	Madison River Communications Corp.	December 2006

Citizens Communications Company	Commonwealth Telephone Enterprises Inc.	September 2006

Alltel Corporation	Valor Communications Group Inc.	December 2005

Acquirer	Target	Date Transaction Announced

Quadrangle Capital Partners LP	nTelos, Inc.	January 2005

The Carlyle Group	Verizon Hawaii	May 2004

Consolidated Communications, Inc.	TXU Communications	January 2004

D&E Communications, Inc.	Conestoga Enterprises, Inc.	November 2001

For each of the Selected Precedent Transactions, Evercore and Citi calculated certain financial multiples for the target company derived from certain publicly available information for the target company. Specifically, in performing this analysis, Evercore and Citi determined the multiples of firm value and adjusted to exclude an estimated value of the target company’s non-incumbent local exchange carrier businesses to the forward twelve-months of incumbent local exchange carrier EBITDA, referred to as ILEC Forward EBITDA, for the Selected Precedent Transactions. When publicly available, the synergies expected from the transaction were included. The following table presents a summary of the results of this analysis and also sets forth the multiples implied by the merger:

Firm Value as a Multiple of ILEC Forward EBITDA
	Without Synergies	Without Synergies Less Capital Expenditures	With Synergies
Frontier/Spinco Merger	4.7x	6.0x	3.4x
Low	4.3x	5.9x	3.7x
High	10.9x	33.3x	7.2x
Mean	7.0x	11.6x	5.6x
Median	6.9x	9.7x	5.7x

Because the reasons for, and the circumstances surrounding, each of the Selected Precedent Transactions analyzed were so diverse, and because of the inherent differences between the operations and the financial condition of Frontier and Spinco and the companies involved in the Selected Precedent Transactions, Evercore and Citi believe that a comparable transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in the opinions of Evercore and Citi, concerning differences between the characteristics of these transactions and the merger that could affect the value of the subject companies, Frontier and Spinco.

Discounted Cash Flow Analysis of Frontier. As part of their analyses, and in order to estimate the implied present value of the equity value per share for Frontier, Evercore and Citi prepared a four and three-quarter years discounted cash flow analysis for Frontier, calculated as of March 31, 2009, of after-tax unlevered free cash flows for fiscal years 2009 (nine months after March 31, 2009 only) through 2013, using both the Frontier Management Base Case and the Frontier Management Alternative Case.

A discounted cash flow analysis is a valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows to be generated by the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Evercore and Citi performed a discounted cash flow analysis for Frontier by adding (1) the present value of Frontier’s projected after-tax unlevered free cash flows for fiscal years 2009 (nine months after March 31, 2009 only) through 2013 to (2) the present value of the “terminal value” of Frontier as of the end of fiscal year 2013. “Terminal value” refers to the value at a particular point in time of all future cash flows to be generated by an asset.

Evercore and Citi estimated a range of terminal values as of the end of fiscal year 2013 calculated based on selected perpetuity growth rates of –1.0% to 1.0%. Evercore and Citi discounted the after-tax unlevered free cash flow streams and the estimated terminal values to a present value at a range of discount rates from 8.5% to 9.5%. The discount rates utilized in this analysis were chosen by Evercore and Citi based on their expertise and experience with the incumbent local exchange carrier industry and also on an analysis of the weighted average cost of capital, which is a commonly used method for purposes of calculating discount rates in financial analyses, of Frontier and other comparable companies. Evercore and Citi calculated per share equity values by first determining a range of firm values of Frontier by adding the present values of the after-tax unlevered free cash flows and terminal values for each perpetuity growth rate and discount rate scenario, and then subtracting from the firm values the net debt, calculated as total debt minus cash and investments, of Frontier, and then dividing those amounts by the number of fully diluted shares of Frontier. Based on financial estimates provided by Frontier management, this analysis indicated the following implied per share equity value reference ranges for Frontier:

Valuation Methodology	Implied per Share Equity Value Reference Ranges for Frontier
Discounted Cash Flow Analysis (Frontier Management Alternative Case)	$4.53 - $10.09
Discounted Cash Flow Analysis (Frontier Management Base Case)	$3.29 - $8.48

Discounted Cash Flow Analysis of Spinco. In order to provide a basis for certain of the other analyses performed by Evercore and Citi and described below under “Relative Valuation Analyses,” Evercore and Citi prepared a four and three-quarter years discounted cash flow analysis for Spinco, calculated as of March 31, 2009, of after-tax unlevered free cash flows for fiscal years 2009 (nine months after March 31, 2009 only) through 2013, using projections provided by Frontier management. Evercore and Citi performed a discounted cash flow analysis for Spinco by adding (1) the present value of Spinco’s projected after-tax unlevered free cash flows for fiscal years 2009 (nine months after March 31, 2009 only) through 2013 to (2) the present value of the “terminal value” of Spinco as of the end of fiscal year 2013.

Evercore and Citi estimated a range of terminal values as of the end of fiscal year 2013 calculated based on selected perpetuity growth rates of –1.0% to 1.0%. Evercore and Citi discounted the after-tax unlevered free cash flow streams and the estimated terminal values to a present value at a range of discount rates from 8.5% to 9.5%. The discount rates utilized in this analysis were chosen by Evercore and Citi based on their expertise and experience with the incumbent local exchange carrier industry and also on an analysis of the weighted average cost of capital, which is a commonly used method for purposes of calculating discount rates in financial analyses, of Spinco and other comparable companies. Evercore and Citi calculated firm values of Spinco by adding the present values of the after-tax unlevered free cash flows and terminal values for each perpetuity growth rate and discount rate scenario. Based on financial estimates provided by Frontier management, this analysis indicated the following firm value reference ranges for Spinco:

Valuation Methodology	Firm Value Reference Ranges for Spinco ($ in millions)
Discounted Cash Flow Analysis Without Synergies	$8,361 - $10,683
Discounted Cash Flow Analysis With Synergies	$9,561 - $13,953

Relative Valuation Analyses

Implied Percentage Ownership Analysis. Based on the implied valuations for each of Frontier and Spinco derived above under “Analysis of Selected Publicly Traded Companies,” “Analysis of Selected Precedent Transactions,” “Discounted Cash Flow Analysis of Frontier” and “Discounted Cash Flow Analysis of Spinco,” Evercore and Citi calculated an implied equity ownership range for Frontier in the combined company and compared it to the proposed equity ownership for Frontier in the combined company to result from the merger.

For each of the analyses (other than the “Analysis of Selected Precedent Transactions”) referred to above, Evercore and Citi calculated the low end of each Frontier implied equity ownership range assuming the lowest implied per share equity value for Frontier and the highest implied firm value for Spinco, less an assumed $3.333 billion of Spinco debt through the special cash payment financing, the Spinco debt securities and the distribution date indebtedness, derived from each of the foregoing valuation analyses. Evercore and Citi then calculated the high end of each Frontier implied equity ownership range assuming the highest implied per share equity value for Frontier and the lowest implied firm value for Spinco, less an assumed $3.333 billion of Spinco debt through the special cash payment financing, the Spinco debt securities and the distribution date indebtedness, derived from each of the foregoing valuation analyses.

For the “Analysis of Selected Precedent Transactions,” Evercore and Citi calculated the low end of the Frontier implied equity ownership range assuming the mid-point of the collar ($7.75 per share of Frontier common stock) and the highest implied firm value for Spinco, less an assumed $3.333 billion of Spinco debt through the special cash payment financing, the issuance of Spinco debt securities, if required, and the distribution date indebtedness, derived from the “Analysis of Selected Precedent Transactions.” Evercore and Citi then calculated the high end of the Frontier implied equity ownership range assuming the mid-point of the collar ($7.75 per share of Frontier common stock) and the lowest implied firm value for Spinco, less an assumed $3.333 billion of Spinco debt through the special cash payment financing, the Spinco debt securities and the distribution date indebtedness, derived from the “Analysis of Selected Precedent Transactions.”

The proposed equity ownership percentage by current holders of shares of Frontier common stock in the combined company after giving effect to the merger (before accounting for the elimination of fractional shares and any amounts paid, payable or forgone by Verizon pursuant to orders or settlements that are issued or entered into in order to obtain governmental approvals in the Spinco territory that are required to complete the merger or the spin-off), in accordance with the terms of the collar of 29% to 34%, was compared to Frontier’s implied equity ownership utilizing the implied valuations from the Frontier Management Base Case and the Frontier Management Alternative Case projections, as set forth below:

Method (Utilizing Frontier Management Base Case Projections)	Frontier Implied Equity Ownership Range
Selected Publicly Traded Companies Analysis
2009 Adjusted EBITDA	15% - 33%
2010 Adjusted EBITDA	16% - 33%
2009 Adjusted EBITDA less Capital Expenditures	21% - 34%
2010 Adjusted EBITDA less Capital Expenditures	22% - 34%
Selected Precedent Transactions Analysis	26% - 35%
Discounted Cash Flow Analysis
Spinco Without Synergies	12% - 35%
Spinco With Synergies	9% - 30%

Method (Utilizing Frontier Management Alternative Case Projections)	Frontier Implied Equity Ownership Range
Selected Publicly Traded Company Analysis
2009 Adjusted EBITDA	18% - 36%
2010 Adjusted EBITDA	22% - 39%
2009 Adjusted EBITDA less Capital Expenditures	24% - 37%
2010 Adjusted EBITDA less Capital Expenditures	29% - 41%
Selected Precedent Transactions Analysis	26% - 35%
Discounted Cash Flow Analysis
Spinco Without Synergies	16% - 39%
Spinco With Synergies	12% - 34%

Contribution Analysis. Evercore and Citi analyzed the respective contributions of Frontier and Spinco to the access lines, Adjusted EBITDA, LFCF, equity value (assuming the mid-point of the collar, i.e., a Frontier average price of $7.75) and firm value of the combined company for actual fiscal year 2008 through estimated fiscal year 2013. For certain metrics, Evercore and Citi analyzed the contributions on both an unlevered basis and a levered basis, which assumed $5.110 billion of debt, $504 million of cash and $3 million of investments at Frontier and $3.333 billion of debt at Spinco. This analysis was based on the Frontier Management Base Case for Frontier’s financial contributions and included the achievement of synergies identified by Frontier management, before taking into account non-recurring integration costs relating to the merger and excluded HSI and FiOS capital expenditures for Spinco’s financial contributions. This analysis was compared to the proposed equity ownership in the combined company by current holders of shares of Frontier common stock after giving effect to the merger (before accounting for the elimination of fractional shares and any adjustments required as a result of any amounts paid, payable or forgone by Verizon pursuant to orders or settlements that are issued or entered into in order to obtain governmental approvals in the Spinco territory that are required to complete the merger or the spin-off), which was 29% to 34% based on the collar. The following table presents the results of this analysis:

	Implied Frontier Contribution
	Unlevered	Levered
2008 Actual Access Lines	32%	5%
2009 Estimated Access Lines	33	8
2009 Estimated Adjusted EBITDA	39	19
2010 Estimated Adjusted EBITDA	39	20
2011 Estimated Adjusted EBITDA	37	16
2009 Estimated LFCF	—	36
2010 Estimated LFCF	—	34
2011 Estimated LFCF	—	32
2012 Estimated LFCF	—	28
2013 Estimated LFCF	—	26
Equity Value	—	32
Firm Value	45	—

Combination Analysis

Pro Forma Cash Flow Analysis. In order to evaluate the estimated ongoing impact of the merger, Evercore and Citi analyzed certain pro forma financial effects of the merger. Based on its analysis, Evercore and Citi computed the resulting dilution/accretion based on Frontier management’s base case estimated LFCF of the combined company for the fiscal years ending in 2011, 2012, 2013 and 2014 (excluding extraordinary HSI and FiOS capital expenditures) and assumed the achievement of synergies identified by Frontier management that Frontier and Spinco could achieve if the merger were consummated before taking into account non-recurring integration costs relating to the merger and also assumed a 8.5% weighted average cost of debt on the new financing required to be incurred by Spinco under the original merger agreement. Evercore and Citi noted that the merger would be dilutive to Frontier’s estimated free cash flow for the fiscal year ending 2011 and would be accretive to Frontier’s estimated free cash flow for each of the fiscal years ending 2012, 2013 and 2014.

Verizon’s Reasons for the Spin-Off and the Merger

As part of Verizon’s periodic review process, Verizon management reviews its portfolio of assets to evaluate its current structure and composition, to determine whether changes might be advisable, and to look for attractive ways to add value for its stockholders. Verizon also regularly receives expressions of interest in its access line properties. When those expressions are credible, Verizon investigates and evaluates the proposals to satisfy its fiduciary responsibility to stockholders. The decision to pursue the proposed transaction involving the transfer of the Spinco business to Frontier followed the receipt of an inquiry from Frontier that initially expressed an interest in acquiring substantially all of the Spinco business.

Verizon’s board of directors consulted with its financial and legal advisors and considered a wide variety of factors in deciding whether to approve the spin-off and the merger with Frontier and certain related transactions. These factors at that time included:

•

Verizon’s belief that (i) its strategic position would be enhanced by the transactions because Verizon’s current strategy is focused on creating value for its stockholders by bringing broadband service to its customers and (ii) the transactions would allow Verizon to focus on providing wireless voice and data products and services, and converged communications, information and entertainment services over its advanced fiber-optic network in the United States, as well as expansive end-to-end global Internet Protocol (IP) networks to business and government customers around the world.

•

Verizon’s belief that the spin-off and the merger will enable the Spinco business to be operated by a company with an appropriate capital structure and dividend policy, while enhancing Verizon’s financial flexibility, and that the assets of the Spinco business will be managed by an experienced management team exclusively focused on assets of such type.

•

Verizon’s expectation that it will receive the special cash payment and, if required, Spinco debt securities, and that the distribution date indebtedness will become a part of the consolidated indebtedness of the combined company, which together would permit Verizon to reduce up to $3.333 billion of the debt of Verizon or to pay dividends or repurchase Verizon common stock.

•

The potential value, as determined by evaluating pre- and post-transaction discounted cash flows and the valuation of comparable businesses, of the approximately 66% to 71% of the combined company that Verizon stockholders will collectively own after the spin-off and merger, before accounting for the elimination of fractional shares or any adjustments required as a result of any amounts related to governmental approvals paid, payable or forgone by Verizon as described in the section “The Transaction Agreements—The Merger Agreement—Merger Consideration.”

•	The tax-efficient structure for Verizon stockholders of the spin-off and merger of Spinco with Frontier.

•	The availability of other transactions, including a spin-off of the operations in the Spinco territory to stockholders of Verizon without a subsequent merger.

•

The benefits that might accrue to Verizon stockholders as owners of Frontier common stock after the merger, including the fact that Frontier intends to pay an annual dividend of $0.75 per share after the merger, recognizing that the payment of such dividend (including the amount and timing thereof) is subject to applicable law and agreements governing the combined company’s indebtedness and within the sole discretion of the Frontier board, and the fact that Verizon stockholders, as owners of Frontier common stock, could benefit from synergies resulting from the integration of the assets of the Spinco business into Frontier’s existing operations.

Verizon also considered the potential risks associated with the spin-off and merger, including that the anticipated benefits of the merger might not occur. See “Risk Factors—Risks Related to the Spin-Off and the Merger.”

Board of Directors and Management of the Combined Company

There are currently ten directors serving on the Frontier board plus two vacancies. The merger agreement provides that immediately prior to the effective time of the merger, the Frontier board (which will become the board of directors of the combined company) will consist of twelve directors, three of whom will be initially designated by Verizon and nine of whom will be initially designated by Frontier. However, in the event that the closing date of the merger occurs on or prior to July 6, 2010, there will be three vacancies on the Frontier board immediately prior to the merger and the three Verizon director nominees will become members of the board of directors of the combined company on July 6, 2010. If the closing date of the merger occurs after July 6, 2010, the three Verizon director nominees will become members of the board of the combined company on the day immediately prior to the merger. Verizon has designated Edward Fraioli, Pamela D.A. Reeve and Mark Shapiro

to be elected to the board of directors of the combined company in connection with the closing of the merger. Verizon’s director designees are not employees of Verizon, its affiliates or Cellco or any of its subsidiaries, and must satisfy director independence requirements of the SEC and the NYSE. Frontier expects that Mary Agnes Wilderotter, Frontier’s current Chairman of the Board of Directors, President and Chief Executive Officer, will continue to serve in such roles with the combined company, and that the other currently serving members of the Frontier board of directors, with the exception of Ms. Lawton W. Fitt, who has agreed to resign upon completion of the merger, will continue to serve as directors of the combined company.

The merger agreement also provides that the officers of Frontier at the effective time of the merger will become the initial officers of the combined company following the merger. In addition, Frontier expects to supplement its current senior management team with members of Verizon’s current regional management team who currently manage the Spinco business. See “Management of the Combined Company.”

Ownership of Frontier Following the Merger

Frontier anticipates that, before accounting for the elimination of fractional shares, and depending on the trading prices of Frontier common stock prior to closing of the merger, Verizon stockholders will collectively own between approximately 66% and 71% of the combined company’s outstanding equity immediately following the closing of the merger, and Frontier stockholders will collectively own between approximately 29% and 34% of the combined company’s outstanding equity immediately following the closing of the merger. Based on ownership levels at May 24, 2010, Frontier does not expect there to be any holder of 5% or more of the outstanding common stock of the combined company immediately following the closing of the merger.

Effects of the Merger and Spin-Off on Verizon Stock Options and Other Verizon Stock-Based Awards

The exercise price of and number of shares of Verizon common stock underlying options to purchase shares of Verizon common stock held by any current or former Verizon employee (including a Verizon employee who continues as an employee of the combined company following the spin-off and the merger) will be adjusted, in an amount yet to be determined, pursuant to the terms of the applicable Verizon equity incentive plans, taking into account any decrease in the value of Verizon common stock immediately following the spin-off and the merger. No adjustment will be made to the outstanding options if there is no decrease in the value of Verizon’s common stock as a result of the spin-off and the merger. In order to avoid adverse tax treatment for option holders under the Code, the number of shares of Verizon common stock subject to the adjusted options will be rounded down to the nearest whole share, and the per share exercise price will be rounded up to the nearest whole cent.

Verizon restricted stock units, referred to as Verizon RSUs, awarded pursuant to Verizon equity incentive plans and held by any current or former Verizon employee (including a Verizon employee who continues as an employee of the combined company following the spin-off and the merger) at the time of the spin-off and the merger will continue to represent the right to receive the cash value equivalent of the hypothetical shares of Verizon common stock subject to the award. Each current or former Verizon employee who holds Verizon RSUs at the time of the spin-off will receive additional Verizon RSUs approximately equal to the cash value of the Frontier common stock that would be received with respect to each hypothetical share of Verizon common stock held by the current or former Verizon employee under the Verizon RSU program.

Verizon performance stock units, referred to as Verizon PSUs, awarded pursuant to Verizon equity incentive plans and held by any current or former Verizon employee (including a Verizon employee who continues as an employee of the combined company following the spin-off and the merger) at the time of the spin-off and the merger will continue to represent the right to receive the cash value equivalent of the hypothetical shares of Verizon common stock subject to the award. Each current or former Verizon employee who holds Verizon PSUs at the time of the spin-off will receive additional Verizon PSUs approximately equal to the cash value of the Frontier common stock that would be received with respect to each hypothetical share of Verizon common stock held by the current or former Verizon employee under the Verizon PSU program.

Interests of Certain Persons in the Merger

Recipients of this information statement/prospectus should be aware of potential conflicts of interest of, and the benefits available to, certain Frontier officers. These officers may have interests in the merger that may be different from, or in addition to, the interests of Frontier and Verizon stockholders as a result of, among other things, certain severance protection that applies to them following the merger.

Employment and Change in Control Agreements

Each of Mary Agnes Wilderotter, Donald R. Shassian, Daniel J. McCarthy, Peter B. Hayes, Cecilia K. McKenney, Kathleen Q. Abernathy, Hilary E. Glassman and Melinda White is subject to an agreement with Frontier under which she or he is entitled to certain severance payments and benefits in the event of termination without cause by Frontier or resignation by the executive on account of certain material changes in his or her employment relationship. Certain of these executives are entitled to severance payments and benefits only if any such termination or resignation occurs following a change in control (as defined in the agreements). Other of these executives are entitled to such severance payments and benefits if any such termination or resignation occurs whether or not a change in control has occurred but may resign for additional reasons and receive such severance payments and benefits following a change in control. See “Executive Compensation of Frontier—Employment Arrangements; Potential Payments Upon Termination or Change in Control” for a description of the agreements with Mrs. Wilderotter, Mr. Shassian, Mr. McCarthy, Mr. Hayes and Ms. McKenney.

Frontier entered into a letter agreement with Hilary E. Glassman, dated July 8, 2005, and amended in December 2008. If Ms. Glassman’s employment is terminated by Frontier without “cause” or by Ms. Glassman for “good reason” or within one year following a “change in control” as a result of certain material changes in her employment relationship (all as defined in the letter agreement), Ms. Glassman will be entitled to the sum of one times base salary and a prorated target bonus, an amount equal to one year’s COBRA premiums for medical, dental and other health benefits coverage, life insurance coverage for one year and full vesting of her restricted shares.

Each of Kathleen Q. Abernathy and Melinda White is party to an arrangement with Frontier whereby, all of such executive’s restricted shares will become fully vested if, within one year following a “change in control,” her employment is terminated by Frontier without “cause” or she terminates her employment as a result of certain material changes in her respective employment relationship (all as defined in the arrangement).

The consummation of the merger will constitute a change in control for purposes of these agreements. If a change in control occurred as of December 31, 2009, and these executives were terminated or resigned as of that date under the circumstances covered by the agreements, the executives would have been entitled to base salary payment, bonus payments, accelerated vesting of restricted shares and benefits as follows (Ms. Abernathy joined Frontier as an officer on March 1, 2010 and accordingly is not included in the table below):

Name	Base Salary	Bonus	Value of Accelerated Restricted Stock (1)	Benefits	Total
Mrs. Wilderotter	$2,775,000	$2,775,000	$5,935,748	$41,164(2)(3)	$11,526,912
Mr. Shassian	$900,000	$900,000	$1,562,023	0	$3,362,023
Mr. McCarthy	0	0	$898,767	0	$898,767
Mr. Hayes	$300,000	$300,000	$830,297	$15,844(4)	$1,446,141
Ms. McKenney	$290,000	$217,500	$814,153	0	$1,321,653
Ms. Glassman	$308,700	$231,525	$675,667	$6,187(2)	$1,222,079
Ms. White	0	0	$422,865	0	$422,865

(1)	Consists of the number of shares multiplied by the $7.81 closing price per share on December 31, 2009.

(2)	Consists of the applicable monthly COBRA premium for the type of medical, dental and vision coverage in effect for the executive on December 31, 2009 and the applicable monthly insurance premium for the life insurance coverage in effect for the executive on December 31, 2009, each multiplied by the applicable number of months (for Mrs. Wilderotter, 36; for Ms. Glassman, 12).

(3)	Although Mrs. Wilderotter was entitled to a tax gross-up payment in certain circumstances under the terms of her employment agreement as in effect on December 31, 2009, no gross-up payment is estimated to be payable based on a termination on December 31, 2009 and the payments and benefits described above.

(4)	Consists of the applicable monthly COBRA premium for the type of medical coverage in effect for Mr. Hayes on December 31, 2009, multiplied by 12.

Executive Deferred Savings Plan

Under the Executive Deferred Savings Plan, upon a “change in control” (as defined in the plan) all matching contributions become fully vested and all vested account balances must be distributed to participating executives. The consummation of the merger will constitute a change in control under the plan, resulting in accelerated vesting of matching contributions and distribution of the vested account balance of one officer.

Regulatory Approvals

Telecommunications Regulatory Approvals

The transactions contemplated by the merger agreement will require approval of the state regulatory agencies of the following states in their capacities as regulators of incumbent local exchange and intrastate toll carrier operations of Verizon or Frontier: Arizona, California, Illinois, Nevada, Ohio, Oregon, South Carolina, Washington and West Virginia. Although the scope of matters that must be approved varies by state, the foregoing approvals are generally required for the transfer of Verizon’s local exchange and intrastate toll businesses in the Spinco territory to companies to be controlled by Frontier (including the Spinco subsidiaries after the merger), which will be deemed to occur upon completion of the merger and the other transactions described elsewhere in this information statement/prospectus.

Frontier and Verizon applied for and have received pre-closing approvals from Arizona, California, Illinois, Nevada, Ohio, Oregon, South Carolina, Washington and West Virginia. A party has filed for reconsideration of the approval in West Virginia, and certain of the orders granting these regulatory approvals may be challenged through appeals in state court. Regulatory staffs in Ohio, Oregon and Washington, in connection with their process for approval of the transactions, are monitoring Verizon’s operation of the segregated customer-facing operational support systems of the Spinco business (other than the portion conducted in West Virginia). Verizon delivered notification to Frontier indicating that it has completed this segregation early in the second quarter of 2010. Frontier is in the process of validating and confirming the completion of this segregation, which validation and confirmation is required prior to the closing of the merger. In addition, certain state regulatory commissions have, in connection with granting their approvals, specified certain capital expenditure and operating requirements for the combined company’s business for specified periods of time post-closing. These requirements focus primarily on a variety of capital investment commitments, including the expansion of broadband availability (in some cases, with Frontier agreeing to place cash in escrow accounts to satisfy all or part of such capital investment commitments). Frontier expects to pre-fund additional post-closing capital spending by the combined company for broadband and other network investments by placing cash into escrow or segregated accounts established for such purpose, which cash amounts could be in excess of the existing escrow commitments. In addition, in certain states, the combined company will be subject to operating restrictions such as rate caps (including maintenance of existing prices on residential and business products and existing rates and terms of interconnection agreements with competitive local exchange carriers and arrangements with carriers), continuation of existing product bundle offerings, waiver of certain customer early termination fees and restrictions on others, restrictions on caps on usage of broadband capacity, and certain minimum service quality standards for a defined period of time (the failure of which to meet, in one state, will result in penalties, including cash management restrictions on certain of the combined company’s subsidiaries in that state). In one state, the subsidiaries of the combined company will be subject to cash management restrictions for a period of four years after the closing. The combined company will also be required to report certain financial information and adhere for a period of time to certain conditions regulating competition and consumer protection. Although most of these requirements are generally consistent with the combined company’s business plans, they may restrict its flexibility in operating its business during the specified periods, including its ability to raise rates in a declining revenue environment and to manage cash transfers from its subsidiaries in two states. Also, the regulatory agency in Pennsylvania approved the transfer of Verizon’s ILEC operations in that state, which Verizon will retain, to a newly created Verizon operating company and North Carolina and Virginia have granted Certificates of Public Convenience to Frontier.

Frontier and Verizon also applied to 41 local franchising authorities in Oregon and Washington for approval to transfer control of Verizon’s franchises to provide video services in those states to Frontier. All of those local franchising authorities have granted approval to permit Verizon to transfer control of the franchises to Frontier, subject to the satisfaction of certain conditions.

Verizon and Frontier applied to the FCC for and on May 21, 2010, the FCC approved, the transfer and assignment of the FCC licenses and authorizations pursuant to the Communications Act of 1934. In connection with its approval, the FCC imposed certain conditions that will result in capital expenditures and operating requirements for the combined company’s business for specified periods of time post-closing. These conditions include the expansion of broadband availability over the lines subject to the transactions at minimum speeds, with thresholds to be met over time, wholesale competitive requirements and data collection and reporting. The FCC order may be appealed.

Each party’s obligations to complete the merger are subject to the continuing effectiveness of the approvals of the state regulatory agencies referred to above and the FCC, in each case, without the imposition of conditions that would reasonably be expected to be materially adverse to Frontier, to Spinco or to Verizon (assuming for this purpose that the business, assets, properties and liabilities of each of (1) Verizon and all Verizon subsidiaries and (2) Frontier and all Frontier subsidiaries are comparable in size to those of Spinco and all Spinco subsidiaries). The merger agreement provides that each party to the merger agreement, subject to customary limitations, will use all commercially reasonable efforts to promptly take all actions and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable laws and regulations to consummate the merger and the transactions contemplated by the merger agreement. Frontier and Verizon have also agreed to use all commercially reasonable efforts to resolve any objections or challenges from a regulatory authority, except that the parties are not obligated to appeal any final order by the FCC or any state regulatory agency.

Antitrust Approvals

Under the Hart-Scott-Rodino Act and the rules promulgated under that act by the Federal Trade Commission, the merger may not be completed until notifications have been given and information furnished to the Federal Trade Commission and to the Antitrust Division of the Department of Justice and the specified waiting period has been terminated or has expired. The parties filed their Hart-Scott-Rodino Act application on August 21, 2009. On September 1, 2009, the Federal Trade Commission granted the parties’ request for early termination of the waiting period under the Hart-Scott-Rodino Act. At any time before or after completion of the merger, the Federal Trade Commission or the Antitrust Division of the Department of Justice could take any action under the antitrust laws that it deems necessary or desirable in the public interest, including seeking to enjoin completion of the spin-off and the merger or seeking divestiture of substantial assets of Frontier or Spinco. The spin-off and the merger are also subject to review under state antitrust laws and could be the subject of challenges by private parties under the antitrust laws.

Accounting Treatment

The merger will be accounted for by applying the acquisition method, which requires the determination of the acquirer, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. The accounting standard regarding Business Combinations provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including: the constituent company issuing its equity interest in the business combination, the relative voting rights of the stockholders of the constituent companies in the combined entity, the composition of the board of directors and senior management of the combined company, the relative size of each company and the terms of the exchange of equity securities in the business combination, including payment of any premium.

Based on Frontier being the entity issuing its equity interests in the merger, the Frontier-designated directors representing nine out of twelve directors on the board of the combined company and the Frontier senior management team being the senior management team of the combined company, Frontier has concluded that it is appropriate to treat Frontier as the acquirer of Spinco for accounting purposes. This means that Frontier will allocate the transaction consideration to the fair value of Spinco’s assets and liabilities at the acquisition date, with any excess of the transaction consideration over fair value being recorded as goodwill.

No Appraisal Rights

None of the stockholders of Frontier or Verizon will be entitled to appraisal rights or to demand payment for their shares in connection with the spin-off or the merger.

Listing

After the merger, shares of common stock of Frontier, as the combined company, will continue to trade on the NYSE under the symbol “FTR.”

Dividend Policy of Frontier and the Combined Company

The amount and timing of dividends payable on Frontier common stock are within the sole discretion of the Frontier board. Frontier currently pays an annual cash dividend of $1.00 per share of Frontier common stock. After the closing of the merger, Frontier intends to pay an annual cash dividend of $0.75 per share of common stock of the combined company, subject to applicable law and agreements governing the combined company’s indebtedness and at the discretion of the Frontier board. Frontier expects that the dividend policy after the closing of the merger will allow Frontier to invest in the existing Frontier and Spinco markets, offer new products and services and extend and increase broadband capability to the existing Frontier and Spinco markets.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF AND THE MERGER

The following summarizes the material United States federal income tax consequences of the spin-off and the merger. This summary is based on the Code, the Treasury regulations promulgated under the Code, and interpretations of the Code and the Treasury regulations by the courts and the IRS, all as they exist as of the date hereof and all of which are subject to change, possibly with retroactive effect. This is not a complete summary of all of the tax consequences of the spin-off and the merger. In particular, it may not address United States federal income tax considerations applicable to Frontier or Verizon stockholders subject to special treatment under United States federal income tax law, such as financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, partnerships and other pass-through entities, stockholders who hold their shares as part of a “hedge,” “straddle,” “conversion” or “constructive sale” transaction, stockholders who are subject to the alternative minimum tax and stockholders who acquired their shares upon the exercise of employee stock options or otherwise as compensation. In addition, this summary is limited to stockholders that hold their Frontier or Verizon common stock as a capital asset. Finally, this summary does not address any estate, gift or other non-income tax consequences or any state, local or foreign tax consequences.

This summary is limited to stockholders of Frontier or Verizon that are United States holders. A United States holder is a beneficial owner of Frontier or Verizon stock, other than an entity or arrangement treated as a partnership for United States federal income tax purposes, that is, for United States federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•

a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.

Verizon and Frontier stockholders are urged to consult their own tax advisors regarding the tax consequences of the spin-off and the merger to them, including the effects of United States federal, state, local, foreign and other tax laws.

The Spin-Off

The spin-off and merger are conditioned upon Verizon’s receipt of the IRS ruling, which Verizon has received. Although a private letter ruling from the IRS generally is binding on the IRS, the ruling does not rule that the spin-off satisfies every requirement for a tax-free spin-off, and the parties will rely solely on the opinion of counsel described below for comfort that such additional requirements are satisfied.

The spin-off and merger are also conditioned upon Verizon’s receipt of an opinion of Debevoise, counsel to Verizon, to the effect that the spin-off and certain related transactions will qualify as tax-free to Verizon, Spinco and the stockholders of Verizon, referred to as the opinion of Verizon’s counsel. The opinion of Verizon’s counsel will rely on the IRS ruling as to matters covered by it.

The IRS ruling is, and the opinion of Verizon’s counsel will be, based on, among other things, certain representations and assumptions as to factual matters made by Verizon, Spinco and Frontier, including assumptions concerning Section 355(e) of the Code as discussed below. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the ruling or opinion. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the IRS ruling is, and the opinion of Verizon’s counsel will be, based on current law, and cannot be relied on if current law changes with retroactive effect.

The IRS ruling concludes, and the opinion of Verizon’s counsel is expected to conclude, that:

(1) the contribution by Verizon to Spinco of assets of the Spinco business and related liabilities, in exchange for additional shares of Spinco common stock, receipt by Verizon of the special cash payment and, in certain circumstances, the Spinco debt securities, followed by the distribution of the Spinco common stock in the spin-off, will qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the Code, and Verizon and Spinco will each be a party to a reorganization within the meaning of Section 368(b) of the Code;

(2) no gain or loss will be recognized by Verizon on the contribution or the spin-off under Section 361 of the Code provided that (i) the cash received by Verizon does not exceed the amount of Verizon’s tax basis in the assets contributed to Spinco (less liabilities assumed) and (ii) the special cash payment and Spinco debt securities, if any, are distributed in pursuance of the plan of reorganization;

(3) Verizon will not recognize any income, gain, loss or deduction with respect to the Spinco debt securities, except in certain enumerated cases;

(4) no gain or loss will be recognized by stockholders of Verizon on the receipt of the Spinco common stock in the spin-off under Section 355(a)(1) of the Code, except for holders of Verizon restricted stock who have not made a valid election under Section 83 of the Code;

(5) each Verizon stockholder’s holding period in the Spinco common stock received in the spin-off will include the holding period of the Verizon common stock with respect to which the distribution of the Spinco common stock is made; and

(6) each Verizon stockholder’s basis in a share of Verizon common stock will be allocated between the share of Verizon common stock with respect to which the distribution of the Spinco common stock is made and the share of Spinco common stock (or allocable portions thereof) received with respect to such share of Verizon common stock in proportion to their fair market values.

The IRS ruling concludes, and the opinion of Verizon’s counsel is also expected to conclude, that certain internal contributions and distributions in connection with the spin-off will be tax-free to Verizon.

If the spin-off does not qualify as a tax-free spin-off under Section 355 of the Code, each Verizon stockholder who receives Spinco common stock would be treated as receiving a taxable dividend in an amount equal to the fair market value of the Spinco stock received, to the extent of such stockholder’s ratable share of Verizon’s earnings and profits.

In addition, if the spin-off does not qualify under Section 355 of the Code, Verizon would have taxable gain equal to the excess of the value of the assets transferred to Spinco plus liabilities assumed by Spinco over Verizon’s tax basis for those assets. Even if the spin-off otherwise qualifies as a tax-free spin-off under Section 355 of the Code, the spin-off will be taxable to Verizon pursuant to Section 355(e) of the Code if there is a 50% or more change in ownership of either Verizon or Spinco, directly or indirectly, as part of a plan or series of related transactions that include the spin-off. Because Verizon stockholders will collectively own more than 50% of the Frontier common stock following the merger, the merger alone will not cause the spin-off to be taxable to Verizon under Section 355(e). However, Section 355(e) might apply if other acquisitions of stock of Verizon before or after the merger, or of Frontier after the merger, are considered to be part of a plan or series of related transactions that include the spin-off. In connection with the request for the IRS ruling, Verizon has represented and in connection with the opinion of Verizon’s counsel, Verizon will represent, that the spin-off is not part of any such plan or series of related transactions. If Section 355(e) of the Code applied, Verizon might recognize a very substantial amount of taxable gain.

Under the tax sharing agreement, in certain circumstances, and subject to certain limitations, Frontier is required to indemnify Verizon for taxes on the spin-off that arise as a result of actions or failures to act by Frontier, or as a result of changes in ownership of the stock of Frontier after the distribution and merger. See “The Transaction Agreements—Additional Agreements Between Frontier, Verizon and Their Affiliates—Tax Sharing Agreement.” In some cases however, Verizon might recognize gain on the spin-off without being entitled to an indemnification payment under the tax sharing agreement. Even if Section 355(e) of the Code causes the spin-off to be taxable to Verizon, the spin-off will nevertheless remain tax-free to Verizon stockholders.

United States Treasury regulations require each Verizon stockholder that owns at least 5% of the total outstanding stock of Verizon and receives stock in the spin-off to attach to its United States federal income tax return for the year in which the spin-off occurs a detailed statement containing certain information relating to the tax-free nature of the spin-off. Upon request, Verizon will provide stockholders of 5% or more of its outstanding stock who received Frontier common stock in the merger with any pertinent information that is in Verizon’s possession and is reasonably available, to the extent necessary to comply with that requirement.

The Merger

The obligations of Verizon and Frontier to consummate the merger are conditioned, respectively, on Verizon’s receipt of the opinion of Debevoise, counsel to Verizon, and Frontier’s receipt of an opinion of Cravath, counsel to Frontier, to the effect that the merger will qualify as a tax-free reorganization under Section 368(a) of the Code, and that no gain or loss will be recognized on the merger by Spinco or by Spinco stockholders (except for cash in lieu of fractional shares), referred to as the opinion of Frontier’s counsel. These opinions will be based on, among other things, certain representations and assumptions as to factual matters made by Verizon, Spinco and Frontier. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the opinions. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the opinions will be based on current law, and cannot be relied on if current law changes with retroactive effect. A private letter ruling from the IRS regarding the qualification of the merger as a reorganization has also been received by Verizon, but the receipt of the private letter ruling is not a condition to the obligations of the parties to the merger.

The IRS ruling concludes, and the tax opinions are expected to conclude, that:

•	the merger will qualify as a reorganization under Section 368(a)(1)(A) of the Code and Spinco and Frontier will each be a party to a reorganization within the meaning of Section 368(b) of the Code,

•	no gain or loss will be recognized by Spinco on the transfer of its assets to Frontier and Frontier’s assumption of Spinco liabilities;

•

no gain or loss will be recognized by Spinco stockholders upon the receipt of Frontier common stock in the merger, except with respect to cash received in lieu of a fractional share of Frontier common stock;

•

the tax basis of Frontier common stock received in the merger, including any fractional share of Frontier common stock deemed received, will be the same as the tax basis in the shares of Spinco common stock deemed exchanged therefor;

•	the holding period of Frontier common stock received by a Spinco stockholder in the merger will include the holding period of the Spinco common stock deemed exchanged therefor; and

•

gain or loss will be recognized by Spinco stockholders on any cash received in lieu of a fractional share of Frontier common stock equal to the difference between the amount of cash received and the tax basis of such fractional share.

If the merger was taxable, Spinco stockholders would recognize taxable gain or loss on their receipt of Frontier stock in the merger, and Spinco would be considered to have made a taxable sale of its assets to Frontier.

Non-corporate holders of Verizon common stock may be subject to information reporting and backup withholding tax on any cash payments received in lieu of a fractional share of Frontier common stock. Any such holder will not be subject to backup withholding tax, however, if the holder furnishes or has previously furnished a Form W-9 or substitute Form W-9 or successor form stating a correct taxpayer identification number and certifying that the holder is not subject to backup withholding tax. Any amounts withheld under the backup withholding tax rules will be allowed as a refund or credit against a holder’s United States federal income tax liability provided that the holder furnishes the required information to the IRS.

Verizon stockholders who own at least 1% of the total outstanding stock of Spinco immediately after the spin-off but prior to the merger and receive Frontier common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with their United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

THE TRANSACTION AGREEMENTS

The Merger Agreement

The following is a summary of selected material provisions of the merger agreement. This summary is qualified in its entirety by reference to the Agreement and Plan of Merger, dated as of May 13, 2009, and Amendment No. 1 thereto, dated as of July 24, 2009. The composite form of the merger agreement, reflecting Amendment No. 1 thereto, is incorporated by reference in its entirety and attached to this information statement/prospectus as Annex A-1. Recipients of this information statement/prospectus are urged to read the merger agreement in its entirety. The merger agreement has been included to provide recipients of this information statement/prospectus information regarding its terms. The merger agreement is not intended to provide any other factual information about Verizon, Spinco, Frontier or the combined company following completion of the merger. Information about Verizon, Spinco, Frontier and the combined company can be found elsewhere in this information statement/prospectus.

The merger agreement contains representations and warranties that Verizon, Spinco and Frontier made to each other. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and have been qualified by certain information that has been disclosed to the other parties to the merger agreement and that is not reflected in the merger agreement. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, recipients of this information statement/prospectus should not rely on the representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures.

The Merger

Under the merger agreement and in accordance with Delaware law, Spinco will merge with and into Frontier. As a result of the merger, the separate corporate existence of Spinco will terminate and Frontier will continue as the combined company. Frontier’s restated certificate of incorporation and by-laws as in effect immediately prior to the merger will be the certificate of incorporation and by-laws of the combined company.

Effective Time

The merger will become effective at the time of filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as Verizon, Spinco and Frontier may agree. The closing of the merger will take place no later than 2:00 p.m., prevailing Eastern time, on the last business day of the month in which, on such last business day, the conditions precedent to the merger are satisfied or waived, but in any event not earlier than the last business day of April 2010, unless otherwise agreed upon by the parties. The parties have agreed, subject to the satisfaction of closing conditions in the merger agreement, to close the merger on July 1, 2010.

Merger Consideration

The merger agreement provides that all of the issued and outstanding shares of common stock of Spinco will be automatically converted into an aggregate number of shares of common stock of Frontier equal to (i) $5,247,000,000 divided by (ii) the Frontier average price. However, the merger agreement provides that if the Frontier average price exceeds $8.50, then the Frontier average price for purposes of the merger agreement will be $8.50, and if the Frontier average price is less than $7.00, then the Frontier average price for purposes of the merger agreement will be $7.00. Additionally, the merger agreement provides that the amount referred to in clause (i) is subject to increase by any amounts paid, payable or forgone by Verizon pursuant to orders or settlements that are issued or entered into in order to obtain governmental approvals in the Spinco territory that are required to complete the merger or the spin-off, which increase will result in a corresponding increase in the number of shares of Frontier common stock being issued pursuant to the merger agreement.

Distribution of Per Share Merger Consideration

Prior to or at the effective time of the merger, Frontier will deposit with the distribution agent certificates or book-entry authorizations representing the shares of Frontier common stock for the benefit of the Verizon stockholders entitled to receive shares of Spinco common stock in the distribution. Each Verizon stockholder will be entitled to receive the number of whole shares of Frontier common stock (in lieu of the shares of Spinco common stock otherwise distributable to that stockholder) that the stockholder has the right to receive pursuant to the merger agreement. Shortly following the merger, the distribution agent will distribute these shares of Frontier common stock to those persons.

Treatment of Fractional Shares

The distribution agent will not deliver any fractional shares of Frontier common stock to Verizon stockholders pursuant to the merger agreement. Instead, promptly following the merger, the distribution agent will aggregate all fractional shares of Frontier common stock and sell them on behalf of those Verizon stockholders who otherwise would be entitled to receive a fractional share. It is anticipated that these sales will occur as soon as practicable following the merger. Those Verizon stockholders will then receive a cash payment in an amount equal to their pro rata share of the total net proceeds of those sales. If a Verizon stockholder physically holds Verizon stock certificates or holds its stock in book-entry form, that stockholder’s check for any cash that it may be entitled to receive instead of fractional shares of Frontier common stock will be mailed to the stockholder separately.

Under the merger agreement, all shares held by a holder of record will be aggregated for purposes of determining fractional shares. Any Spinco shares held in “street name” will be aggregated with all other shares held by the holder of record for purposes of determining fractional shares. It is anticipated that some shares of Frontier common stock held in street name will be sold post-merger by brokers or other nominees according to their standard procedures to avoid allocating fractional shares to customer accounts, and that brokers or other nominees may request the distribution agent to sell these shares of Frontier common stock on their behalf. Any such sale would not occur pursuant to the merger agreement. Verizon stockholders should contact their brokers or other nominees for additional details.

None of Verizon, Spinco or Frontier or the distribution agent will guarantee any minimum sale price for the fractional shares of Frontier common stock. None of Frontier, Spinco or Verizon will pay any interest on the proceeds from the sale of fractional shares of Frontier common stock. The distribution of the cash proceeds from the sale of aggregated fractional shares of Frontier common stock is expected to be made net of commissions and other fees required to be paid by the distribution agent in connection with the sale of those shares. The receipt of cash in lieu of fractional shares of Frontier common stock will generally be taxable to the recipient stockholders. See “Material United States Federal Income Tax Consequences of the Spin-Off and the Merger.”

Officers and Directors of the Combined Frontier

The parties to the merger agreement have agreed that the officers and directors of Frontier at the effective time of the merger will continue to be the officers and directors of the combined company following the merger. The merger agreement also provides that the parties will take all action necessary to cause the Frontier board immediately prior to the effective time of the merger to consist of twelve members, three of whom will be initially designated by Verizon and nine of whom will be initially designated by Frontier. However, in the event that the closing date of the merger occurs on or prior to July 6, 2010, there will be three vacancies on the Frontier board immediately prior to the merger and the three Verizon director nominees will become members of the board of directors of the combined company on July 6, 2010. If the closing date of the merger occurs after July 6, 2010, the three Verizon director nominees will become members of the board of the combined company on the day immediately prior to the merger. Verizon’s director nominees may not be employees of Verizon, its affiliates or Cellco or any of its subsidiaries, and all such nominees are required to satisfy the requirements for director independence under the rules and regulations of the SEC and the NYSE. The officers of Frontier immediately prior to the merger will continue as the officers of the combined company immediately following the merger.

Stockholders Meeting

Under the terms of the merger agreement, Frontier agreed to call a special meeting of its stockholders for the purpose of voting upon the adoption of the merger agreement, the amendment of Frontier’s certificate of incorporation to increase the number of authorized shares of Frontier common stock and the issuance of Frontier common stock pursuant to the merger agreement and to deliver a proxy statement/prospectus to its stockholders in accordance with applicable law and its organizational documents.

In addition, subject to certain exceptions as described in this information statement/prospectus, the Frontier board was obligated to recommend that Frontier’s stockholders vote for the merger proposals. Even if the Frontier board changed its recommendation, Frontier was required to submit the merger proposals to a stockholder vote. See “—No Solicitation.”

Frontier delivered a proxy statement/prospectus to its stockholders recommending that they vote in favor of a proposal to adopt the merger agreement, to approve an amendment to Frontier’s restated certificate of incorporation to increase the number of authorized shares in order to allow for the issuance of Frontier common stock to Verizon stockholders pursuant to the merger agreement and to approve such issuance of Frontier common stock. On October 27, 2009, Frontier stockholders voted to adopt the merger agreement, to approve such amendment and to approve such issuance of Frontier common stock.

Representations and Warranties

The merger agreement contains representations and warranties between Verizon and Spinco, on the one hand, and Frontier, on the other. These representations and warranties, which are substantially reciprocal, relate to, among other things:

•	due organization, good standing and qualification;

•	capital structure;

•	authority to enter into the merger agreement (and the other agreements executed in connection therewith) and no conflicts with or violations of governance documents, other obligations or laws;

•	financial statements and absence of undisclosed liabilities;

•	absence of certain changes or events;

•	absence of material investigations or litigation;

•	compliance with applicable laws;

•

accuracy of information supplied for use in the proxy statement/prospectus previously mailed to Frontier stockholders in connection with the merger, the registration statements/information statements and other governmental filings;

•	environmental matters;

•	tax matters;

•	employee benefit matters and compliance with ERISA;

•	labor matters;

•	intellectual property matters;

•	communications regulatory matters;

•	material contracts;

•	approval by the board of directors;

•	interests in real properties;

•	possession of required licenses and regulatory approvals;

•	payment of fees to finders or brokers in connection with the merger (representation given by Verizon and Frontier, not Spinco); and

•	affiliate transactions.

Frontier has also made representations and warranties to Verizon and Spinco relating to filings with the SEC, the opinions of Frontier’s financial advisors, the inapplicability to the merger of state anti-takeover laws and Frontier’s rights plan and the required vote of Frontier stockholders to approve the merger proposals.

Verizon and Spinco also made representations and warranties to Frontier relating to the sufficiency of assets to be contributed to Spinco and the absence of ownership by Verizon or Spinco of any shares of Frontier capital stock.

Many of the representations and warranties contained in the merger agreement are subject to materiality qualifications, knowledge qualifications, or both, and none of the representations and warranties survive the effective time of the merger. The merger agreement does not contain any post-closing indemnification obligations with respect to these matters.

Conduct of Business Pending Closing

Each of the parties has undertaken to perform certain covenants in the merger agreement and agreed to restrictions on its activities until the effective time of the merger. In general, each of Spinco, each of the subsidiaries of Verizon contributing assets to Spinco and Frontier is required to conduct its business in the ordinary course (other than as required to consummate the transactions), to use all reasonable efforts to preserve its present business organization, to keep available the services of its current officers and other key employees and preserve its relationships with customers and vendors with the intention that its goodwill and ongoing businesses will not be materially impaired. In addition, each of Verizon (with respect to the Spinco business only), Spinco and Frontier has agreed to specific restrictions applicable prior to the effective time of the merger relating to the following:

•

issuing, delivering, or selling any shares of its capital stock or any securities convertible into or exercisable for, or any right to acquire, capital stock, other than (a) the issuance of shares by Frontier in connection with the exercise of certain stock options or the vesting of certain restricted stock units or restricted stock, (b) issuances of capital stock by any wholly owned subsidiary of Spinco, on the one hand, or Frontier, on the other hand, to their respective parents or to another of their respective wholly owned subsidiaries, (c) grants by Frontier of certain options, restricted stock units or restricted stock in the ordinary course of business, consistent with past practice, (d) issuances by Frontier pursuant to its rights plan and (e) issuances by Spinco or its subsidiaries pursuant to the merger agreement, the distribution agreement or the contribution;

•	amending certificates of incorporations or by-laws, subject to certain exceptions;

•	making acquisitions of a substantial equity interest or assets of another entity;

•

selling, leasing, licensing, disposing of or otherwise encumbering assets (including the capital stock of certain subsidiaries, but excluding surplus real estate, inventory or obsolete equipment in the ordinary course of business consistent with past practice) other than, with respect to Frontier, any liens to be created in connection with certain of its financing arrangements;

•

except in the ordinary course, consistent with past practice, making capital expenditures that are not included in such party’s capital expenditures budget and that are in excess of $10 million in the aggregate, subject to certain exceptions;

•

incurring debt, other than (a) in connection with customer contracts or equipment leasing in the ordinary course of business consistent with past practice, (b) with respect to Spinco, as contemplated by the special cash payment financing and the Spinco debt securities, (c) with respect to Frontier, refinancings of indebtedness completed prior to March 1, 2010 that are unsecured and do not conflict with the terms of the special cash payment financing or the Spinco debt securities or (d) with respect to Frontier, incurrence of indebtedness under its revolving credit facility;

•	effecting the complete or partial liquidation or dissolution of Spinco or Frontier or any of their respective subsidiaries;

•	compensation and benefit matters with respect to directors, officers and employees;

•

in the case of Spinco, subject to certain exceptions, establishing, adopting, entering into, terminating or amending any collective bargaining agreement or other arrangement for the benefit of directors, officers or employees, except as contemplated by the employee matters agreement (see “The Transaction Agreements—Additional Agreements Between Frontier, Verizon and Their Affiliates—The Employee Matters Agreement”);

•

making any material change in its accounting methods, other than in accordance with accounting principles generally accepted in the United States, referred to as U.S. GAAP, or as required by Verizon’s or Frontier’s respective auditors;

•

making or rescinding any material tax elections or settling or compromising any material income tax claims, amending any material tax returns and materially changing any method of reporting income or deductions;

•

paying, discharging or satisfying any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice and subject to certain other exceptions;

•	entering into or amending agreements or arrangements with certain affiliated parties on non-arm’s-length terms; and

•	modifying, amending or terminating any material contract or waiving, releasing or assigning any material rights or claims, except in the ordinary course of business, consistent with past practice.

In addition, Spinco agreed not to amend the distribution agreement without Frontier’s consent.

Verizon has also agreed to cause Spinco to adhere to the covenants listed above.

Frontier agreed to additional restrictions relating to the following:

•

declaring or paying dividends or other distributions in respect of its capital stock; provided that Frontier may continue paying quarterly dividends in an amount not to exceed $0.25 per share in accordance with its dividend payment practices in 2008;

•

from and after March 1, 2010, offering or engaging in negotiations concerning any potential issuance of debt securities other than the financing contemplated by the merger agreement and described below under “Financing Matters”;

•	splitting, combining or reclassifying its capital stock or issuing securities in respect of, in lieu of or in substitution for its capital stock; and

•	redeeming, repurchasing or otherwise acquiring its capital stock.

Non-Competition

The merger agreement and the distribution agreement do not contain any restrictions on either party’s ability to compete with the other party following the merger.

Proxy Materials

The parties agreed to prepare a proxy statement/prospectus and a related registration statement of Frontier, and Frontier agreed to file them with the SEC and use all commercially reasonable efforts to have the SEC complete its review of such proxy statement/prospectus and declare the registration statement effective. The Frontier registration statement on Form S-4 was declared effective by the SEC on September 15, 2009, and Frontier delivered the proxy statement/prospectus included in that registration statement to its stockholders in connection with Frontier’s special meeting. The parties also agreed to prepare a registration statement of Spinco on Form 10, of which this information statement/prospectus is a part, to effect the registration of the shares of Spinco common stock to be issued in connection with the distribution, and Spinco agreed to file that registration statement with the SEC and use all commercially reasonable efforts to have the registration statement declared effective by the SEC prior to the distribution.

Listing

Frontier has agreed to make application to the NYSE for the listing of the shares of its common stock to be issued pursuant to the merger agreement and use all commercially reasonable efforts to cause such shares to be approved for listing.

Efforts to Close

The merger agreement provides that each party to the merger agreement, subject to customary limitations, will use all commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by the merger agreement, the distribution agreement, the cutover plan support agreement, the employee matters agreement, the intellectual property agreement, the software license agreement, the FiOS intellectual property agreement, the FiOS software license agreement, the FiOS trademark license agreement, the joint defense agreement and the tax sharing agreement, collectively referred to as the transaction agreements, including executing such documents, instruments or conveyances that may be reasonably necessary or advisable to carry out any of the transactions contemplated by the merger agreement and the other transaction agreements.

Regulatory Matters

The merger agreement provides that each of the parties to the merger agreement will use all commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions, including:

•	obtaining all necessary actions, waivers, consents, and approvals from any governmental authority;

•

obtaining the consents of the FCC and state and local regulatory agencies relating to telecommunications regulatory matters, in each case without the imposition of any conditions or restrictions other than those as Frontier may offer in its discretion and other than those that would not reasonably be expected to constitute a materially adverse regulatory condition (as described further under “—Conditions to the Completion of the Merger”);

•	defending any lawsuits or other legal proceedings challenging the merger agreement or the consummation of the transactions contemplated by the merger agreement;

•	contesting any actions or proceedings instituted by a regulatory authority; and

•	resolving any objections or challenges from a regulatory authority;

provided, however, that the parties are not obligated to appeal the denial of approval by the FCC or any state public service or public utility commission or similar state regulatory body.

Verizon, Spinco and Frontier have also agreed to (a) make all required filings under the Hart-Scott-Rodino Act, and (b) file all required applications with the FCC and state and local regulatory agencies relating to telecommunications regulatory matters.

Certain Third-Party Consents

The merger agreement provides that each of Verizon and Spinco will use all commercially reasonable efforts to identify and obtain any material third-party consents necessary to consummate the transactions contemplated by the merger agreement or the distribution agreement (including for up to six months following the closing), and the parties have agreed on an allocation of the costs associated with obtaining those consents. Verizon has also agreed to use all commercially reasonable efforts to identify and obtain any third-party intellectual property consents required in connection with the consummation of the transactions contemplated by the merger agreement or the distribution agreement (including for up to six months following the closing), and the parties have agreed on an allocation of the costs associated with obtaining such consents. To the extent any required consent is not received prior to the closing of the merger, then (a) if applicable, the contract that is subject to that consent will not be assigned in the contribution and (b) if applicable, to the extent any such contract may only be enjoyed by an affiliate of Verizon, that contract will be transferred to another affiliate of Verizon, and in each case Verizon will use all commercially reasonable efforts to make the benefits of any such contract available to the combined company for the duration of such contract (excluding any renewal period that will come into effect after six months following the closing of the merger).

Verizon and Frontier have also agreed to use all commercially reasonable efforts to obtain any necessary consent from the counterparty to any blended customer contract to separate the portion of that contract relating to the goods or services purchased from or supplied to the Spinco business under the contract and transfer such portion to Spinco.

The merger agreement also provides that with respect to certain retained customer accounts, with respect to any customer contract that is required to be transferred pursuant to the distribution agreement but not assigned and with respect to any blended customer contract that is not assumed due to the failure to obtain the necessary consent, (a) to the extent that contract involves the provision of incumbent local exchange carrier services that are part of the Spinco business, Verizon will use the combined company to provide those services and (b) to the extent that contract involves the provision of services other than incumbent local exchange carrier services, Verizon will continue to provide specified services to the customer in accordance with such contract. Verizon agreed to make certain payments to the combined company in connection with the delivery of those services to the applicable customers.

Employee Matters

The merger agreement provides that throughout the internal restructurings taken in contemplation of the merger agreement, including the contribution, the distribution and the merger, the employees of the Spinco business will maintain uninterrupted continuity of employment, compensation and benefits (and with respect to union-represented employees, uninterrupted continuity of representation for purposes of collective bargaining and uninterrupted continuity of coverage under their collective bargaining agreements), as contemplated by the employee matters agreement. See “—Additional Agreements Between Frontier, Verizon and Their Affiliates—The Employee Matters Agreement.”

No Solicitation

The merger agreement contains detailed provisions restricting Frontier’s ability to seek an alternative transaction. Under these provisions, Frontier agrees that it and its subsidiaries will not, and will use all commercially reasonable efforts to cause its and its subsidiaries’ officers, directors, employees, advisors and agents not to, directly or indirectly:

•	knowingly solicit, initiate or encourage any inquiry or proposal that constitutes or could reasonably be expected to lead to an acquisition proposal;

•

provide any non-public information or data to any person relating to or in connection with an acquisition proposal, engage in any discussions or negotiations concerning an acquisition proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an acquisition proposal;

•	approve, recommend, agree to or accept, or propose publicly to approve, recommend, agree to or accept, any acquisition proposal; or

•

approve, recommend, agree to or accept, or propose to approve, recommend, agree to or accept, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to any acquisition proposal.

Frontier also agreed to cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted prior to the execution of the merger agreement with respect to any acquisition proposal.

The merger agreement provides that the term “acquisition proposal” means any proposal regarding:

•

any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving Frontier or any of its significant subsidiaries;

•

any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of the consolidated assets (including stock of Frontier’s subsidiaries) of Frontier and its subsidiaries, taken as a whole, constituting 15% or more of the total consolidated assets of Frontier and its subsidiaries, taken as a whole, or accounting for 15% or more of the total consolidated revenues of Frontier and its subsidiaries, taken as a whole, in any one transaction or in a series of transactions;

•

any direct or indirect purchase or sale of or tender offer, exchange offer or any similar transaction or series of related transactions engaged in by any person following which any person or group of persons would own 15% or more of the outstanding shares of Frontier common stock; or

•

any other substantially similar transaction or series of related transactions that would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by the merger agreement or the other agreements executed in connection therewith.

The merger agreement does not prevent Frontier or its board of directors from engaging in any discussions or negotiations with, or providing any non-public information to, any person in response to an unsolicited bona fide superior proposal or acquisition proposal that the Frontier board, after consulting with a financial advisor of nationally recognized reputation, determines in good faith would reasonably be expected to lead to a superior proposal. However, Frontier or its board of directors may take such actions only if and to the extent that:

•	Frontier stockholders have not yet approved the merger proposals;

•

the Frontier board, after consulting with its legal advisors, determines in good faith that failure to take such action would reasonably be expected to result in a breach of its fiduciary duties to Frontier stockholders under applicable laws; and

•

before providing any information or data to any person in connection with an acquisition proposal by that person, such information is provided to Verizon at the same time it is provided to that person (to the extent not previously provided or made available to Verizon);

and before providing any non-public information or data to any person or entering into discussions or negotiations with any person, the Frontier board promptly notifies Verizon of any such inquiry, proposal or offer or any request for information, or any discussions or negotiations sought to be initiated or continued with Frontier, and identifies the material terms and conditions of the acquisition proposal and the identity of the person making such acquisition proposal. Frontier has agreed to keep Verizon reasonably informed on a reasonably prompt basis (and in any event within 24 hours following receipt of any acquisition proposal or changes thereto) of the status and material terms of any proposals or offers and the status of discussions and negotiations.

The merger agreement provides that the term “superior proposal” means any proposal or offer made by a third party to acquire, directly or indirectly, by merger, consolidation or otherwise, for consideration consisting of cash and/or securities, at least a majority of the shares of Frontier’s common stock then outstanding or all or substantially all of the assets of Frontier and its subsidiaries and otherwise on terms which the Frontier board, after consultation with its legal and financial advisors, determines in its good faith judgment to be more favorable to Frontier stockholders than the merger (taking into account all of the terms and conditions of such proposal and of the merger agreement as well as any other factors deemed relevant by the Frontier board) and reasonably capable of being consummated on the terms so proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

Prior to the approval of the merger proposals by Frontier stockholders, the Frontier board may withdraw or modify its recommendation that Frontier stockholders vote for the merger proposals if, after consulting with its legal advisors, it concludes in good faith that failure to take such action would reasonably be expected (taking into account any new or revised proposals made by Verizon) to result in a breach of its fiduciary duties to Frontier stockholders under applicable law, but only if:

•

Frontier provides Verizon with written notice at least five business days before taking such action and indicates in its notice (A) if the change of recommendation is not being made as a result of a superior proposal, the Frontier board’s reasons for taking such action, and (B) if the change of recommendation is being made as a result of a superior proposal or involves the recommendation of a superior proposal, the material terms and conditions of the superior proposal (including the identity of the party making such superior proposal); and

•

prior to effecting the change in recommendation or recommending a superior proposal, Frontier provides Verizon the opportunity to submit an amended written proposal or to make a new written proposal to Frontier during the five business day notice period.

Frontier is required to deliver a new written notice to Verizon in the event of material revisions to such a third-party acquisition proposal and again comply with the above requirements, except the notice period will be reduced to two business days.

In addition, the merger agreement does not prevent Frontier from disclosing to Frontier stockholders a position with respect to a tender offer as required by law or from making any disclosure to Frontier stockholders if, in the good faith judgment of the Frontier board, after consultation with its legal advisors, it is required to do so in order to comply with its fiduciary duties to Frontier stockholders under applicable law.

Frontier is required to submit the merger agreement to a stockholder vote even if the Frontier board changes its recommendation of the merger (including in connection with a superior proposal), and Frontier may not terminate the merger agreement to accept a superior proposal.

Financing Matters

Pursuant to the distribution agreement, Verizon is entitled to receive a special cash payment from Spinco immediately prior to the distribution. This special cash payment is contemplated to be financed through the special cash payment financing. Additionally, in certain circumstances, Spinco debt securities may be issued to

Verizon pursuant to the distribution agreement. The merger agreement contains various covenants of Verizon, Frontier and Spinco relating to the special cash payment financing and the Spinco debt securities, including agreements by Verizon and Frontier:

•

to meet from time to time to discuss strategy and timing for seeking proposals from reputable lenders or underwriters to provide, arrange or underwrite the special cash payment financing (which may be negotiated, drawn down or issued in one or more tranches);

•

to jointly solicit proposals from reputable financing sources no later than nine months after the date of the merger agreement, with Frontier having the right to select from among the proposals received one or more which Frontier reasonably determines to be the most favorable and to take the lead in negotiations with financing sources (subject to the obligation to keep Verizon informed of all material developments and to allow Verizon to participate in the negotiations);

•

to use all commercially reasonable efforts to finalize all documentation with respect to the special cash payment financing and, subject to the extension rights and Frontier’s rights to not accept the financing as described below, to accept and execute (and to cause Spinco to execute) documentation relating thereto;

•

if Spinco debt securities are to be issued, to have Frontier (A) take the lead in the negotiation of the terms and conditions thereof with the financial institutions selected by Verizon to be party to any debt exchange elected to be consummated by Verizon, subject to keeping Verizon informed of all material developments and providing Verizon with an opportunity to participate in all negotiations relating to the terms of such Spinco debt securities and (B) determine, in consultation with Verizon, the final form of the Spinco debt securities and related agreements (including registration rights arrangements and indenture) consistent with the terms described in this information statement/prospectus under the heading “Financing of the Combined Company,” provided that the covenants and economic terms thereof would reasonably be expected to result in the Spinco debt securities being exchanged for Verizon obligations in an equal principal amount; and

•

if Spinco debt securities are to be issued and if Verizon elects to consummate the debt exchange, to allow Verizon to have the sole right to structure the arrangements relating thereto with underwriters, arrangers and other third parties relating to the debt exchange, provided that Verizon keeps Frontier reasonably informed regarding such arrangements.

The merger agreement provides the parties with certain rights to defer consummating the financing (and thereby defer the closing). Specifically, if at the time proposed for acceptance and execution of documentation relating to the special cash payment financing and, if required, the Spinco debt securities, the negotiated terms do not satisfy the requirements for the financing that are described in the immediately following paragraph, and if at that time the other conditions to closing have been satisfied (other than those that would be satisfied by action at the closing and other than the condition to the obligation of Verizon related to its receipt of financing proceeds), either Verizon or Frontier may elect to defer the closing (subject to the satisfaction of the closing conditions on such deferral date) until the final business day of the next calendar month. If elected, the parties will cooperate in seeking to improve the proposed terms of the special cash payment financing and, if applicable, the Spinco debt securities during such deferral period. This right of deferral may be elected on one or more occasions but no more than four times in total by Frontier and Verizon, and, if elected for a fourth time, the period of such deferral will last until the final business day of the second calendar month following the date on which such deferral is elected.

Frontier is not obligated under the merger agreement to accept or execute documentation relating to the special cash payment financing or, if required, the Spinco debt securities if:

•

either (A) the weighted average life of the aggregate of such financing and securities, together with any distribution date indebtedness, is less than five years or (B) any of the special cash payment financing or the Spinco debt securities would have a final maturity of earlier than January 1, 2014, other than any bridge financing with a maturity of at least 364 days in an aggregate amount not in excess of $600 million;

•	such financing or securities or any distribution date indebtedness would be secured by any assets of any operating company;

•

the terms or provisions of such financing or securities or of any distribution date indebtedness would cause their incurrence or assumption by Frontier in or as a result of the merger to be prohibited by or cause (with or without notice or the lapse of time) a default under Frontier’s existing credit agreements or indentures as in effect on the date of the merger agreement; or

•

both (I) the proposed covenants and other terms and conditions in such documentation (excluding (A) any terms of the Spinco debt securities described in this information statement/prospectus under the heading “Financing of the Combined Company,” and (B) the rate, yield or tenor thereof) are not, in the aggregate, substantially in accordance with then prevailing market terms for similarly sized term loan bank borrowings and/or capital market issuances by companies of a size and with credit ratings similar to the combined company and (II) the effect of such covenants and other terms and conditions that are not in accordance with the prevailing market terms (excluding (A) any terms of the Spinco debt securities described in this information statement/prospectus under the heading “Financing of the Combined Company,” and (B) the rate, yield or tenor thereof) would, in the aggregate, be materially adverse to the combined company.

Additionally, Frontier is not obligated to accept or execute documentation relating to the special cash payment financing or the Spinco debt securities if as a result thereof the weighted average annual cash interest rate (including annual accretion of original issue discount with respect to indebtedness issued with a material amount of original issue discount) payable on the aggregate of the special cash payment financing, the Spinco debt securities and any distribution date indebtedness would exceed 9.5%, unless Frontier reasonably determines in good faith that these coverage costs would not be unduly burdensome.

Not later than 60 days prior to the reasonably anticipated closing date, Verizon will deliver to Frontier a certificate setting forth the anticipated amount of the special cash payment, along with Verizon’s then-current estimate of (1) distribution date indebtedness and (2) Verizon’s tax basis in Spinco as of the distribution. Verizon will have the right to update such certificate up to 15 days prior to the closing of the merger in light of any updated information of Verizon regarding its tax basis in Spinco and the amount of distribution date indebtedness.

Realignment Activities of Verizon

Verizon has agreed to segregate the operation of the Spinco business in the Spinco territory (other than West Virginia) from Verizon’s other businesses, referred to as the realignment, such that the “sufficiency of assets” representation of Verizon included in the merger agreement will be accurate as of the closing of the merger in accordance with the closing condition set forth in the merger agreement. The sufficiency of assets representation is subject to qualifications and assumptions and should be read in its entirety. No later than 60 days prior to the reasonably anticipated closing date, Verizon will notify Frontier stating that the realignment has been completed as of the date of such notice, and Frontier will be granted reasonable rights of access from time to time to validate and confirm the completion of the realignment (including the functioning of principal operating systems) in accordance with the merger agreement. Verizon has agreed that it will not take any action in connection with the realignment that would result in any material increase in the number of employees performing each material function of the Spinco business above the number of employees performing such function as of the date of the merger agreement.

Verizon has also agreed to create a separate instance of the Verizon proprietary software systems used in the conduct of the Spinco business in the Spinco territory (other than West Virginia) and to install that software on equipment the majority of which will be located in a data center in Fort Wayne, Indiana, that will be owned by a subsidiary of Spinco as of the closing of the merger (with the balance of this equipment to be made available on a firewall basis from Verizon after the closing of the merger and to be transferred by Verizon to the Fort Wayne data center within one year following the closing of the merger).

Director and Officer Insurance and Release

Under the terms of the merger agreement, the parties have agreed that Frontier, the combined company and each of their respective subsidiaries will assist Verizon in maintaining after the closing of the merger, at Verizon’s expense, directors’ and officers’ liability insurance policies and fiduciary liability insurance policies covering certain officers, directors, trustees and fiduciaries of Verizon, its subsidiaries and certain other entities, referred to as the covered persons. The parties also agreed that as of the effective time of the merger, the combined company, on behalf of itself, its subsidiaries and their respective successors and assigns, will execute releases releasing the covered persons from any and all claims pertaining to acts or omissions by the covered persons prior to the closing of the merger, provided that such covered persons also execute such releases releasing the combined company, its subsidiaries and their respective successors and assigns from any and all claims that such covered persons have or may have of any kind.

Tax Matters

The merger agreement contains certain additional representations, warranties and covenants relating to the preservation of the tax-free status of (i) the series of preliminary restructuring transactions to be engaged in by Verizon, (ii) the contribution transactions, (iii) the distribution transactions, (iv) the exchange of the Spinco debt securities for Verizon debt and (v) the merger of Spinco and Frontier (which the merger agreement refers to collectively as the tax-free status of the transactions). Additional representations, warranties and covenants relating to the tax-free status of the transactions are contained in the tax sharing agreement. Indemnification for all matters relating to taxes is governed by the terms, provisions and procedures described in the tax sharing agreement. See “—Additional Agreements Between Frontier, Verizon and Their Affiliates—The Tax Sharing Agreement.”

Certain Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the merger agreement) relating to:

•	post-signing disclosure that Verizon will make available to Frontier (and thereby modify applicable representations) regarding the California operations of the Spinco business;

•	financial statements for the Spinco business that Verizon will provide on a quarterly basis between the signing of the merger agreement and the closing;

•	actions to be taken by the independent auditors of Frontier and Verizon;

•	ensuring effectiveness of internal controls over financial reporting of the combined company;

•

an ancillary agreement that has been entered into between Verizon and/or its affiliates, on the one hand, and Spinco and/or affiliates of Frontier, on the other hand, regarding video transport services;

•

certain telephone directories agreements that Spinco will offer to enter into with Directories Media Inc. (a former affiliate of Verizon) to the extent such agreements are binding upon the Spinco business as of immediately prior to the time of the merger; and

•

the negotiation of a joint defense agreement setting forth the procedures for defending and resolving any matters of common interest to Verizon and Frontier arising from the transactions contemplated by the merger agreement, distribution agreement and related agreements.

Conditions to the Completion of the Merger

The respective obligations of Frontier, Verizon and Spinco to complete the merger are subject to the satisfaction or waiver of various conditions, including:

•	the completion of the distribution in accordance with the terms of the distribution agreement;

•	the termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Act;

•	receipt of the requisite consents of telecommunications regulatory agencies;

•

the absence of conditions imposed in connection with obtaining telecommunications regulatory consents that constitute a materially adverse regulatory condition (which means any condition, obligation or restriction sought to be imposed in connection with obtaining a telecommunications regulatory consent that, taken together with any other conditions or restrictions sought to be imposed to obtain any other telecommunications regulatory consent, would reasonably be expected to be materially adverse to Frontier, to Spinco or to Verizon (assuming for this purpose that the business, assets, properties and liabilities of each of (i) Verizon and all Verizon subsidiaries and (ii) Frontier and all Frontier subsidiaries are comparable in size to those of Spinco and all Spinco subsidiaries), disregarding for this purpose any condition or requirement on Frontier or the combined company (a) to make capital expenditures substantially consistent with the amounts and general categories of expenditures set forth in (1) Frontier’s 2009 capital expenditure budget or (2) Verizon’s 2009 capital expenditure budget for the Spinco business, (b) that is offered by Frontier in its discretion at any time within nine months of the date of the merger agreement in an application for an order approving the transactions contemplated by the merger agreement or in any related filing or testimony made within nine months of the date of the merger agreement or (c) to abide by any written binding commitments made by Verizon or any Verizon subsidiary with respect to the Spinco business, or by Frontier or any of its subsidiaries, to any governmental authority prior to the date of the merger agreement);

•

the effectiveness of Frontier’s registration statement on Form S-4 filed with the SEC to register the Frontier common stock to be issued to Verizon stockholders pursuant to the merger agreement and the receipt of all necessary permits and authorizations under state and federal securities laws;

•	the approval for listing on the NYSE of the Frontier common stock to be issued pursuant to the merger agreement;

•	the approval of the merger proposals by Frontier stockholders at the special meeting, in accordance with applicable law and the rules and regulations of the NYSE;

•

the absence of any decree, judgment, injunction, writ, ruling or other order issued by a court or governmental authority which restrains, enjoins or prohibits the contribution transactions, the distribution transaction or the merger;

•

the absence of any action taken, and the absence of any statute, rule, regulation or executive order having been enacted, entered, promulgated or enforced by any governmental authority, having the effect of (1) restraining, enjoining or prohibiting the contribution, the distribution, the merger or the other transactions contemplated by the merger agreement, the distribution agreement or the employee matters agreement, or (2) imposing any burdens, liabilities, restrictions or requirements on such transactions or on Verizon, Spinco or Frontier with respect to such transactions that would reasonably be expected to have a material adverse effect on Verizon (assuming for such purposes that Verizon were the size of the combined company) or the combined company;

•	receipt by Verizon and Spinco of the IRS ruling;

•	receipt by each of Verizon and Spinco, on the one hand, and Frontier, on the other hand, of a legal opinion stating that the merger will constitute a reorganization under Section 368(a) of the Code;

•

receipt by Verizon of a legal opinion from Verizon’s counsel to the effect that the distribution will qualify as tax-free to Verizon, Spinco and the stockholders of Verizon under Section 355 and related provisions of the Code, which opinion will rely on the IRS ruling as to matters covered by the ruling; and

•

receipt by Verizon and Frontier of a customary “solvency” opinion of a nationally recognized independent valuation firm selected by Verizon attesting to the solvency of the combined company on a pro forma basis immediately after the closing of the merger.

Verizon and Spinco’s obligations to complete the merger are also subject to the satisfaction or waiver of the following additional conditions:

•

performance by Frontier, in all material respects, of all its obligations and compliance by Frontier, in all material respects, with all covenants required by the merger agreement to be performed or complied with prior to closing, as certified in writing by a senior officer of Frontier;

•

the accuracy of Frontier’s representations and warranties set forth in the merger agreement (subject to certain exceptions), without any qualification as to materiality or material adverse effect set forth therein, except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Frontier and its subsidiaries, as certified in writing by a senior officer of Frontier;

•

receipt by Verizon of the special cash payment, and, if required, a principal amount of Spinco debt securities that, together with the amount of any distribution date indebtedness, totals $3.333 billion, and, if Spinco debt securities are issued and if Verizon desires to consummate a debt exchange, the consummation of the debt exchange with respect to a principal amount of Spinco debt securities equal to (x) $3.333 billion minus (y) the sum of (A) the amount of the special cash payment and (B) the amount of any distribution date indebtedness;

•

the absence of any state of fact, change, development, event, effect, condition or occurrence since December 31, 2008 that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Frontier; and

•	execution and, to the extent applicable, timely performance by Frontier in all material respects of the transaction agreements.

Frontier’s obligation to complete the merger is also subject to the satisfaction or waiver of the following additional conditions:

•

performance by Verizon and Spinco, in all material respects, of all their respective obligations and compliance by Verizon and Spinco, in all material respects, with all covenants required by the merger agreement to be performed or complied with prior to closing, as certified in writing by a senior officer of each of Verizon and Spinco;

•

the accuracy of Verizon and Spinco’s representations and warranties set forth in the merger agreement (subject to certain exceptions), without any qualification as to materiality or material adverse effect set forth therein, except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Verizon, Spinco or the Spinco business, as certified in writing by a senior officer of each of Verizon and Spinco;

•

execution and, to the extent applicable, timely performance by Spinco and Verizon (or a subsidiary thereof) in all material respects of the distribution agreement and the other ancillary transaction agreements; and

•

the absence of any state of fact, change, development, event, effect, condition or occurrence since December 31, 2008 that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Spinco or the Spinco business.

Termination

The merger agreement may be terminated by:

•	the mutual written consent of the parties;

•

any of the parties if the merger is not consummated by July 31, 2010, referred to as the end date (such date may be extended in certain circumstances by either Verizon or Frontier for one month periods that shall not exceed four months in the aggregate in order to obtain outstanding regulatory consents or one month and two month periods that shall not exceed five months in the aggregate in order to complete certain financing transactions as described above under “—Financing Matters”);

•	any of the parties if the merger is permanently enjoined or prohibited, or if a final, non-appealable order has been entered into that would constitute a materially adverse regulatory condition;

•

Frontier, on the one hand, or Verizon and Spinco, on the other hand, if the other party or parties breach the merger agreement in a way that would entitle the party or parties seeking to terminate the agreement not to consummate the merger, subject to the right of the breaching party or parties to cure the breach;

•

Frontier, on the one hand, or Verizon and Spinco, on the other hand, if the requisite Frontier stockholder approvals have not been obtained at the special meeting, except that Frontier will not be permitted to terminate the merger agreement because of the failure to obtain the stockholder approval if that failure was caused by Frontier’s actions or inactions that constitute a material breach of the merger agreement;

•

Verizon and Spinco, if (1) the Frontier board withdraws or adversely modifies its recommendation of the merger proposals (including recommending a competing acquisition proposal) or (2) Frontier fails to call and hold the special meeting within 60 days after the date on which the SEC shall have completed its review of the proxy statement/prospectus delivered to Frontier’s stockholders in connection with the merger and, if required by the SEC as a condition to the mailing of such proxy statement/prospectus, the date of effectiveness of the registration statement on Form S-4 of which it is a part; or

•

Verizon and Spinco on any date, if on that date (1) the average of the volume-weighted averages of the trading prices of the Frontier common stock for any period of 60 consecutive trading days that ended within three business days prior to that date is below $3.87 and (2) Verizon and Spinco notify Frontier in writing that they are terminating the merger agreement in accordance with this provision.

Termination Fee Payable in Certain Circumstances

Frontier has agreed to pay Verizon a termination fee of $80 million in the event that:

•

Verizon and Spinco terminate the merger agreement as a result of the Frontier board withdrawing or adversely modifying its recommendation of the merger proposals (including recommending a competing acquisition proposal) or Frontier failing to call and hold the special meeting within 60 days after the date on which the SEC shall have completed its review of the proxy statement/prospectus and, if required by the SEC as a condition to the mailing of this proxy statement/prospectus, the date of effectiveness of the registration statement on Form S-4 of which it is a part, or

•

(i) Frontier receives a competing acquisition proposal after the date of the merger agreement, (ii) one of the parties terminates the merger agreement due to the passing of the end date or Verizon and Spinco terminate the merger agreement because Frontier breaches certain specified provisions of the merger agreement, or a competing acquisition proposal has been publicly announced prior to Frontier stockholders’ meeting and Frontier stockholders fail to approve the merger proposals and (iii) within 12 months after such termination of the merger agreement, Frontier consummates a business combination transaction or enters into a definitive agreement with respect to such a transaction.

Indemnification

The representations and warranties made by the parties in the merger agreement and the pre-closing covenants of the parties thereunder do not survive the closing of the merger and, except as described below, the merger agreement does not contain any post-closing indemnification obligations with respect to these matters.

Under the merger agreement, the combined company is obligated to indemnify Verizon and its affiliates against all losses and expenses arising out of:

•	its failure to timely pay for liabilities related to the Spinco business;

•	its failure to perform certain obligations under the merger agreement and the distribution agreement; and

•

any untrue statement or alleged untrue statement of a material fact contained in this information statement/prospectus or the registration statement on Form 10 of which it is a part or in Frontier’s proxy statement/prospectus, or the registration statement on Form S-4 of which it is a part, or any omission or alleged omission to state a material fact necessary to make the statements contained herein or therein not misleading (the combined company is not responsible, however, for certain information provided by Verizon as to itself and its subsidiaries, including Spinco).

The merger agreement also provides that Verizon will indemnify the combined company and its affiliates against all losses and expenses arising out of:

•	its failure to timely pay for liabilities related to its business other than liabilities assumed by Spinco in the contribution;

•	any amount of indebtedness of Spinco on the distribution date to the extent not included in an estimate of such amount that Verizon is required to provide to Frontier prior to the closing;

•

its failure to perform certain obligations under the merger agreement and the distribution agreement (provided that any claim for indemnification arising from any failure to transfer any Spinco asset to Spinco must be asserted within 18 months following the closing of the merger); and

•

any untrue statement or alleged untrue statement of a material fact contained in this information statement/prospectus or the registration statement on Form 10 of which it is a part or in Frontier’s proxy statement/prospectus, or the registration statement on Form S-4 of which it is a part, or any omission or alleged omission to state a material fact necessary to make the statements contained herein or therein not misleading, but only with respect to information provided by Verizon as to itself and its subsidiaries, including Spinco.

Expenses

The merger agreement provides that, except as otherwise set forth in any of the transaction agreements, each party will pay its own fees and expenses in connection with the merger agreement, the merger and the transactions contemplated by the merger agreement, provided that:

•

if the merger is consummated, Verizon and the combined company will each bear 50% of all transfer taxes arising from the transactions and all recording, application and filing fees associated with the transfer of the Spinco assets in connection with the contribution and distribution;

•

if the debt exchange is consummated, Verizon will pay and be responsible for any fees and reimbursable expenses of the counterparties to such debt exchange and financial and legal advisors and Verizon and the combined company will each bear 50% of all other costs and expenses in connection with the debt exchange (including any printing costs, trustees fees and roadshow expenses);

•	Verizon will pay the fees and reimbursable expenses of the independent valuation firm incurred in connection with the preparation and delivery of the solvency opinion; and

•

Verizon and Frontier will each bear 50% of the costs of any filing fees or any advisor or consultant hired by any governmental agency with the mutual consent of Verizon and Frontier (or to which neither party has the right to disapprove), regardless of which party is allocated such cost by law.

If a party pays an amount that is the responsibility of the other party, the paying party will be promptly reimbursed for such amount.

Amendments

The merger agreement may be amended by the parties at any time before or after approval by Frontier stockholders, provided that, after approval by Frontier stockholders, no amendment which by law or under the rules of any relevant stock exchange or automated inter-dealer quotation system requires further stockholder approval may be made to the merger agreement without obtaining that further approval. All amendments to the merger agreement must be in writing and signed by each party.

The Distribution Agreement

The following is a summary of selected material provisions of the distribution agreement. This summary is qualified in its entirety by reference to the Distribution Agreement, dated as of May 13, 2009, Amendment No. 1 thereto, dated as of July 24, 2009, and Amendment No. 2 thereto, dated as of March 23, 2010. The composite form of the distribution agreement, reflecting Amendment No. 1 and Amendment No. 2 thereto, is incorporated by reference in its entirety and attached to this information statement/prospectus as Annex A-2. The rights and obligations of the parties are governed by the express terms and conditions of the distribution agreement and not by this summary or any other information included in this information statement/prospectus. Recipients of this information statement/prospectus are urged to read the distribution agreement in its entirety. The distribution agreement has been included to provide recipients of this information statement/prospectus with information regarding its terms. It is not intended to provide any other factual information about Verizon, Spinco, Frontier or the combined company. Information about Verizon, Spinco, Frontier and the combined company can be found elsewhere in this information statement/prospectus.

Descriptions regarding the assets and liabilities conveyed to Spinco and retained by Verizon contained in the distribution agreement are qualified by certain information that has been exchanged between Verizon and Spinco and that is not reflected in the distribution agreement. Accordingly, recipients of this information statement/prospectus should not rely on the general descriptions of assets and liabilities in the distribution agreement, as they have been modified in important ways by the information exchanged between Verizon and Spinco.

General

The distribution agreement between Verizon and Spinco provides for, among other matters, the principal corporate transactions required to effect the proposed contribution of the Spinco business to Spinco and distribution of Spinco common stock to Verizon stockholders and certain other terms governing the relationship between Verizon and Spinco with respect to or in consequence of the contribution and the distribution.

Preliminary Transactions

Transfer of Assets. Pursuant to the distribution agreement, and subject to certain exclusions, Verizon will transfer or cause to be transferred to Spinco subsidiaries the rights of Verizon in the assets primarily used or held for use in or that primarily arise from the conduct of the Spinco business, including current assets (other than cash), which are the subject of the post-closing working capital adjustment described below. This business consists of local exchange service, designated intrastate and interstate long distance service, network access service, Internet access service, enhanced voice and data services, DSL, fiber-to-the-premises voice, broadband and video services, wholesale services, operator services, directory assistance services, customer service to end users, and, in connection with the foregoing, repairs, billing and collections, as well as other specified activities of Verizon in the Spinco territory. The conveyed assets will specifically include designated fiber-to-the-premises network elements and customer premises equipment at fiber-to-the-premises subscriber locations in the states of Indiana, Oregon and Washington and specified related transmission facilities. In addition, the Spinco business will also include certain assets in a portion of Virginia bordering West Virginia.

The Spinco business also includes the origination of central office voice switched long distance services in the Spinco territory switched by wire centers that are Spinco assets and providing dial-up and broadband Internet access services and related value-added services provided to broadband customers located in the Spinco territory.

Transfer of Liabilities. The transfer of assets to Spinco is made subject to the assumption by subsidiaries of Spinco of certain liabilities of Verizon or its subsidiaries to the extent relating to or arising from the Spinco business or the transferred assets, subject to certain exceptions. These include current liabilities that are the subject of the working capital adjustment described below.

Exceptions to Transfers. The distribution agreement does not purport to transfer assets or liabilities in respect of taxes (except for certain pre-closing tax assets and liabilities associated with the Spinco business that are taken into account in the working capital adjustment described below), intellectual property assets or employee benefit plans and arrangements, which are the subject of other transaction agreements described below. Additionally, certain assets and liabilities, including certain affiliate agreements, and assets (other than customer relationships) of the dial-up, DSL and dedicated Internet access services and related DSL value-added services taken by DSL customers and long distance portions of the business are excluded from these transfers, as described in the distribution agreement. Transfers of assets and liabilities are subject to receipt of applicable consents, waivers and approvals.

Consideration. Following certain preliminary transfers of assets and liabilities, and immediately prior to the effective time of the merger, Verizon will contribute all of the stock of the Spinco subsidiaries to Spinco in exchange for:

•

a special cash payment to Verizon in an amount not to exceed the lesser of (i)(x) $3.333 billion minus (y) the distribution date indebtedness and (ii) Verizon’s estimate of its tax basis in the assets transferred to Spinco, and

•

if the total amount of the special cash payment plus the amount of any distribution date indebtedness is less than $3.333 billion, a distribution by Spinco to Verizon of the Spinco debt securities having a principal amount equal to such shortfall, which securities Verizon may exchange for outstanding debt obligations of Verizon or otherwise transfer to Verizon stockholders or creditors.

As a result of these transactions, Verizon will receive $3.333 billion in aggregate value in the form of the special cash payment, the Verizon debt reduction and, if required, Spinco debt securities. The parties do not expect that any Spinco debt securities will be issued. The financing associated with these transactions is described further in “—The Merger Agreement—Financing Matters” and “Financing of the Combined Company.” Also in connection with these transactions, Spinco will issue additional shares of Spinco common stock to Verizon, which will be distributed in the spin-off.

Working Capital Adjustment

The parties to the distribution agreement have agreed that within 90 days after the closing of the merger, Verizon will cause to be prepared and delivered to the combined company a statement setting forth the working capital of Spinco and its subsidiaries (as defined in the distribution agreement) as of the opening of business on the distribution date. If the distribution date working capital of Spinco exceeds zero, no payment will be made by either party with respect to such excess. If the distribution date working capital of Spinco is less than zero, Verizon will pay to the combined company an amount equal to the full amount of the deficit. In the event that the combined company disagrees with Verizon’s calculation of the distribution date working capital, the combined company may dispute that calculation if the amount in dispute exceeds $250,000.

Covenants

Each of Verizon and Spinco has agreed to take specified actions after the signing of the distribution agreement. These actions include the following:

•

immediately prior to the distribution, terminating all material contracts, licenses, agreements, commitments and other arrangements, formal and informal (including with respect to intercompany cash balances and accounts and notes payable), (x) between Verizon and its subsidiaries (such subsidiaries determined assuming that the distribution has occurred), on the one hand, and either Spinco or any of its subsidiaries, collectively referred to as the Spinco Group on the other hand, or (y) between Cellco or any of its subsidiaries, on the one hand, and the Spinco Group, on the other hand (except as contemplated by the other agreements executed in connection with the transactions); and

•

cooperating in seeking to release Verizon and its subsidiaries (such subsidiaries determined assuming that the distribution has occurred), on the one hand, and the Spinco Group, on the other hand, from guarantee obligations that either group may have entered into with respect to the other’s business.

Conditions to the Completion of the Spin-Off

The distribution agreement provides that the distribution of Spinco common stock will occur only if each condition to the obligations of Verizon and Spinco to consummate the merger shall have been fulfilled or waived by Verizon (except for the consummation of the contribution and the distribution). See “—Merger Agreement—Conditions to the Completion of the Merger.”

Subsequent Transfers

In the event that at any time during the 18-month period following the spin-off Verizon becomes aware that it possesses any assets that should have been transferred to Spinco or its subsidiaries as part of the contribution, Verizon will hold those assets in trust and cause the prompt transfer of the assets to Spinco or the combined company as its successor. In the event that at any time during the 18-month period following the spin-off Spinco or its subsidiaries (or the combined company as its successor) becomes aware that it possesses any assets that should not have been transferred to Spinco, Spinco or the combined company as its successor will hold those assets in trust and cause the prompt transfer of the applicable assets to Verizon.

Mutual Release

Spinco and Verizon have each agreed to release the other party and the other party’s respective subsidiaries and representatives from any and all liabilities that it may have against the other party which arise out of or relate to events, circumstances or actions taken by the other party occurring or failing to occur or any conditions existing at or prior to the time of the spin-off. The mutual release is subject to specified exceptions set forth in the distribution agreement. The specified exceptions include:

•

any liability assumed, transferred, assigned or allocated to Spinco or to Verizon in accordance with, or any liability or obligation (including any liability with respect to payment, reimbursement, indemnification or contribution) of either of them arising under the distribution agreement, any other transaction agreements or any of the contracts or affiliate arrangements contemplated thereby;

•	the ability of any person to enforce its rights under the distribution agreement, any other transaction agreements or any of the contracts or affiliate arrangements contemplated thereby; and

•	any liability the release of which would result in the release of any person other than Spinco, Verizon or their respective subsidiaries or representatives.

Expenses

All fees and expenses incurred by the parties in connection with the transactions contemplated by the distribution agreement and the other transaction agreements will be paid as provided for in the merger agreement, provided that (i) Spinco will reimburse Verizon for all financial printer costs in connection with the preparation of any information statement and Form 8-K in connection with the transactions contemplated by the merger agreement and distribution agreement and all mailing costs associated with delivery to Verizon stockholders of such information statement and (ii) Spinco will bear the fees and expenses payable to legal advisors and accountants of Spinco or Verizon incurred in connection with the special cash payment financing, but Verizon will reimburse Spinco for the amounts referred to in clause (ii) of this sentence. The foregoing costs of Spinco will be excluded from the working capital calculation described above. See “—The Merger Agreement—Expenses.”

Additional Post-Closing Covenants

The distribution agreement contains additional post-closing covenants of Verizon and Spinco (as the combined company following the merger), including:

•

restrictions on the Spinco Group and Verizon using any material showing any affiliation with the other group (and the Verizon name being removed from the corporate names of the Spinco Group) other than as provided in the transaction agreements;

•

Verizon’s agreement to use commercially reasonable efforts to assert claims under occurrence-based insurance policies with respect to incidents occurring prior to the distribution (subject to cost reimbursement);

•

Verizon’s agreement to use commercially reasonable efforts to obtain from the relevant third-party insurer an assignment to Spinco of any rights to prosecute claims properly asserted by Spinco prior to the distribution under insurance policies written on a “claims made” basis;

•	assert claims under occurrence-based insurance policies with respect to incidents occurring prior to the distribution (subject to cost reimbursement); and

•	the terms on which books and records relating to the Spinco business will be made available to the combined company following the distribution.

Termination

Following termination of the merger agreement, the distribution agreement may be terminated and the spin-off abandoned at any time prior to the distribution by and in the sole discretion of Verizon.

Additional Agreements Between Frontier, Verizon and Their Affiliates

Frontier, Spinco and Verizon have entered into or, before the completion of the distribution and the merger, will enter into, certain additional agreements and various interim and ongoing relationships. The following is a summary of the material provisions of those agreements to the extent that such agreements are material. The rights and obligations of the parties are governed by the express terms and conditions of the respective agreements and not by the summary thereof or any other information included in this information statement/prospectus. It is not intended to provide any other factual information about Verizon, Spinco, Frontier or the combined company. Information about Verizon, Spinco, Frontier and the combined company can be found elsewhere in this information statement/prospectus.

The Employee Matters Agreement

Verizon, Spinco and Frontier entered into an employee matters agreement to govern their respective rights and obligations with respect to current and former employees of the Verizon companies whose duties relate primarily to the Spinco business. Pursuant to the employee matters agreement, all Verizon employees whose primary duties relate to the Spinco business, excluding those employees designated by Verizon, will continue to be employees of Spinco (or one of its subsidiaries) upon the consummation of the merger, referred to as the Spinco employees. Under the employee matters agreement, (i) Verizon will generally retain all liabilities with respect to employees who are not employees of the Spinco business as of the effective time of the merger and (ii) the combined company will generally assume all liabilities with respect to the Spinco employees, with the exception of certain liabilities relating to Spinco employees that were expressly retained by Verizon. The employee matters agreement addresses certain issues including assuming and honoring any collective bargaining agreements governing the employment of the Spinco employees, the establishment of employee benefit plans and arrangements for the Spinco employees, the transfer of pension plan assets from Verizon’s pension plans to pension plans maintained by the combined company for the benefit of the Spinco employees and the treatment of equity and incentive plan awards under Verizon’s equity and incentive plans that are held by the Spinco employees, each of which are explained in greater detail below.

For one year following the consummation of the merger, the combined company (or one of its subsidiaries) will provide Spinco employees who are not represented by a union, referred to as Spinco management employees, with at least the same rate of base salary and annual bonus opportunities at the same target level (using Frontier performance metrics consistent with those used for similarly situated Frontier employees) as in effect immediately prior to consummation of the merger. The consummation of the merger (and the related transactions) will not trigger severance benefits for the Spinco employees. During the first 18 months after the merger, the combined company will not be permitted to terminate the employment, other than for cause, of any of the Spinco employees who, at the time of the merger, are actively employed as installers or technicians or who, at the time of the merger, are installers and technicians on a leave of absence or other authorized absence with a right to reinstatement. There will be uninterrupted continuity of union representation and maintenance of collective bargaining agreements throughout the transactions.

Spinco is required under the employee matters agreement to establish benefit plans for Spinco employees that provide benefits that are identical in all material respects to the benefits received by them under Verizon’s health plans, welfare plans, 401(k) saving plans and Verizon’s management pension plans and union pension plans, referred to as the Spinco plans. Assets and liabilities will be transferred to the Spinco plans in accordance with the terms set forth in the employee matters agreement. Spinco has the ability to amend the Spinco plans following the consummation of the merger, subject to collective bargaining restrictions for Spinco employees who are represented by a union and subject to the agreement that, for the remainder of the calendar year in which the consummation of the merger occurs, the benefits under Spinco plans for Spinco management employees will be substantially comparable in the aggregate to the benefits provided by Verizon under comparable Verizon plans prior to the merger.

The Spinco plans will include the following benefits:

•	Benefits for Spinco employees who are subject to collective bargaining agreements will be provided in accordance with the applicable collective bargaining agreements.

•

A defined benefit pension plan and related trust will be established for active Spinco management employees that is identical in all material respects to the applicable Verizon pension plan that covered the Spinco management employees prior to the merger. Assets will be transferred from the applicable Verizon pension plan to the new Spinco pension plan for Spinco management employees based on actuarial assumptions agreed upon by the parties and designed to comply with applicable law.

•

Defined benefit pension plans and a related trust will be established for active collectively bargained Spinco employees that are identical in all material respects to the applicable Verizon pension plans that covered the Spinco employees who are covered by collective bargaining agreements prior to the merger. Assets will be transferred from the applicable Verizon pension plans to the applicable new Spinco collectively bargained pension plans based on actuarial assumptions agreed upon by the parties and designed to comply with applicable law.

•

A provision has been included to ensure that Verizon’s aggregate transfer related to the tax-qualified pension plans is sufficient for full funding of projected liabilities in the aggregate. Specifically, if the aggregate assets transferred from the tax-qualified Verizon pension plans to the tax-qualified Spinco pension plans are less than the aggregate projected benefit obligations for all the Spinco participants under such plans as of the closing of the merger, Verizon will pay to Frontier or to the Spinco pension plans an amount equal to such underfunding. Any such payment to Frontier is required to be contributed by Frontier to one or more of the underfunded Spinco pension plans as soon as practicable.

•

A nonqualified excess pension plan also will be established for active Spinco management employees who are eligible for benefits under the Verizon Excess Pension Plan. This new Spinco nonqualified excess pension plan will assume the liabilities related to applicable Spinco management employees, but Verizon will not transfer any assets to this new Spinco nonqualified excess pension plan.

•

Defined contribution plans providing for 401(k) contributions and employer matching contributions will be established by Spinco for active Spinco management employees and for Spinco employees who are covered by a collective bargaining agreement. Each such plan will be identical in all material respects to the applicable Verizon 401(k) plan that covered the applicable group of Spinco employees prior to the merger. Assets, participant loan liabilities and beneficiary designations will be transferred from the applicable Verizon 401(k) plans to these new Spinco 401(k) plans.

•

Benefit plans providing comprehensive medical, life insurance, disability, dependent day care and medical reimbursement accounts and similar benefits that are identical in all material respects to Verizon’s corresponding benefit plans will be established by Spinco for Spinco employees. These new Spinco benefit plans will waive all limitations as to pre-existing condition exclusions, service conditions and waiting period limitations, and will give credit for deductibles and co-payments incurred by the Spinco employees under the corresponding Verizon benefit plans during the calendar year in which the merger occurs. No assets will be transferred to Spinco with respect to these medical, life insurance, disability and similar benefit plans, except that a net payment will be made to Spinco representing the net balances in Spinco employees’ flexible reimbursement accounts.

Frontier (or one of its subsidiaries) will also provide severance benefits in accordance with the applicable collective bargaining agreements for Spinco employees who are represented by a union. Spinco management employees who are terminated within one year following the consummation of the merger will be provided with severance benefits that are no less favorable in the aggregate than the severance benefits provided by Verizon prior to the execution of the merger agreement.

Verizon will retain liabilities under its long-term incentive plans. Outstanding Verizon stock options held by Spinco employees are currently fully vested and will continue to be exercisable until the original expiration date under the terms of the option grants. Restricted stock units and performance stock units will remain payable under the terms and conditions of the Verizon long-term incentive plan and the applicable award agreements. The units held by Spinco employees will immediately vest upon the consummation of the merger, subject to the attainment of any applicable performance goals, and will be payable on their regularly scheduled date. No further deferrals of these units will be allowed by Spinco employees. To the extent not already vested, balances under Verizon’s deferred compensation plans will become 100% vested for Spinco employees but will remain with Verizon and will be paid out as provided for under the terms of the Verizon plans.

Accrued time off and leave, incentive and commission bonus programs, and worker’s compensation liabilities will be assumed in full by Spinco for all Spinco employees.

The solicitation and hiring of each other’s employees is limited by various provisions applicable to Verizon, on the one hand, and to Frontier and Spinco and their subsidiaries (such subsidiaries determined assuming that the merger has occurred), referred to in this section as the Frontier Group, on the other hand. The following restrictive provisions generally apply, unless Verizon and Frontier otherwise mutually agree to make an exception:

•

During the time period beginning May 13, 2009 and ending one year after the consummation of the merger, Verizon and its subsidiaries (such subsidiaries determined assuming that the distribution has occurred) may not hire an employee of the Frontier Group who voluntarily terminates employment with the Frontier Group until the date that is six months following such termination.

•

During the time period beginning May 13, 2009 and ending one year after the consummation of the merger, the Frontier Group may not hire an employee of Verizon and its subsidiaries (such subsidiaries determined assuming that the distribution has occurred) who voluntarily terminates employment with Verizon until the date that is six months following such termination.

•

During the time period beginning May 13, 2009 and ending one year after the consummation of the merger, Verizon and its subsidiaries (such subsidiaries determined assuming that the distribution has occurred) may not solicit for hire any employee of the Frontier Group and the Frontier Group may not solicit for hire any employee of Verizon and its subsidiaries (such subsidiaries determined assuming that the distribution has occurred).

The Tax Sharing Agreement

The tax sharing agreement will govern the respective rights, responsibilities and obligations of the combined company and Verizon after the distribution and the merger with respect to taxes, including Frontier’s and Verizon’s obligations to file tax returns and remit taxes, Frontier’s and Verizon’s control over tax contests and Frontier’s and Verizon’s obligations to cooperate after the merger in tax return preparation and record-keeping matters.

The tax sharing agreement generally provides that Verizon will be responsible for all taxes (other than taxes on the spin-off and related transactions) for periods before the distribution that are reportable on any tax return that includes Verizon or one of its non-Spinco subsidiaries, on the one hand, and Spinco or one of its subsidiaries, on the other hand. Spinco and Frontier will be responsible for all such taxes reportable on any tax return that includes Spinco or its subsidiaries but does not include any non-Spinco subsidiaries. Additional rules apply to subsidiaries engaged in both the retained Verizon business and the Spinco business prior to the merger. The responsibility for transfer taxes is determined under the merger agreement.

The tax sharing agreement further provides that Frontier, Spinco and certain Spinco subsidiaries will indemnify Verizon for (i) taxes on the spin-off and related transactions resulting from (A) any of their actions (or failures to take certain actions) that disqualify the spin-off and related transactions as tax-free or (B) any issuance of stock by Frontier or any of its affiliates or change in ownership of any such entities (other than changes in ownership solely caused by Verizon) that would cause Section 355(d), Section 355(e) and/or Section 355(f) of the Code to apply to the distribution or any internal spin-off, (ii) taxes on the spin-off and related transactions resulting from the disqualification of the spin-off due to breaches by Frontier or, after the merger, Spinco of representations and covenants and (iii) taxes of Spinco attributable to the Spinco business for which Verizon is not otherwise responsible and that are not related to the spin-off or any related transaction. The indemnification requirement under clauses (i)(A) and (ii) does not extend to taxes related to the spin-off and related transactions that would have been imposed or incurred in the absence of any event described in those clauses. Verizon will indemnify Frontier for (i) the taxes of Verizon and (ii) taxes of Spinco resulting from the spin-off and related transactions unless, in each case, Frontier, Spinco or the Spinco subsidiaries are otherwise responsible for such taxes as described above. However, if the spin-off is taxable as a result of certain actions by both parties, the liability for such taxes is shared equally between Frontier and Verizon.

All parties to the tax sharing agreement have agreed to report the spin-off and the merger as tax-free. Frontier has agreed to adhere to Verizon’s determination of the tax basis of the Spinco assets and the value of any tax attribute, such as a net operating loss carryover, absent a final determination to the contrary or manifest error.

To preserve the tax-free status of the distribution, the tax sharing agreement provides for certain restrictions on Frontier’s ability to pursue strategic or other transactions. Additionally, Frontier has agreed not to take certain actions which could cause the spin-off to be disqualified as a tax-free spin-off, including: for two full years after the spin-off, Frontier will not enter into any agreement, understanding or arrangement or any substantial negotiations involving the acquisition of stock of Frontier (including by Frontier or its subsidiaries) or a shift of ownership of Frontier, and will not issue additional shares of stock, modify any organizational document or transfer or modify any option, warrant or convertible instrument that is related to an equity interest in Frontier, other than (i) certain issuances to service providers or with respect to a Frontier retirement plan as provided in an applicable “safe harbor” of the Treasury Regulations or (ii) pursuant to a Frontier stockholder rights plan that meets the requirements of an IRS revenue ruling; for two years after the spin-off Frontier may not repurchase any stock except as allowed under an IRS revenue procedure; and for two years after the spin-off, (a) the Spinco business must actively continue to operate and (b) Frontier will not dissolve, liquidate, merge or consolidate unless it is the survivor in a merger or consolidation. Frontier has also agreed not to pre-pay, pay down, retire, acquire or significantly modify the Spinco debt securities prior to their maturity. However, Frontier may engage in these activities (without limiting its indemnity obligations) if it receives an IRS ruling, Verizon’s consent or a legal opinion reasonably satisfactory to Verizon that the tax-free status of the spin-off and the merger will not be adversely affected.

The Cutover Plan Support Agreement

The following is a summary of selected material provisions of the cutover plan support agreement that relates to Verizon’s local exchange business in West Virginia.

The cutover plan support agreement, dated as of May 13, 2009, by and between Frontier and Verizon Information Technologies LLC, referred to as the supplier, sets forth the terms and conditions for the provision by the supplier to Frontier, prior to the consummation of the merger, of services relating to the operation by Frontier following the merger of Verizon’s local exchange business in West Virginia.

The term of the cutover plan support agreement extends from May 13, 2009 until the earlier of (i) the termination date of the merger agreement and (ii) the cutover date, which is anticipated to be on or shortly after the closing date of the merger.

The services will consist of preparatory work necessary to implement an effective cutover plan such that Frontier receives the information and data regarding the business of Verizon West Virginia Inc. necessary to accomplish a transition at the closing of the merger from Verizon’s systems and procedures to Frontier’s systems and procedures for Verizon’s local exchange business in West Virginia and establish certain interfaces with Frontier’s systems.

The cutover plan support agreement requires Frontier and the supplier to establish, and they have established, a planning committee consisting of representatives of both Frontier and the supplier to discuss, plan and organize a process to facilitate the independent operation of Verizon’s local exchange business in West Virginia by the combined company upon the closing of the merger.

Frontier will not pay the supplier any fees for its services other than $150 per hour for the services of subject matter experts provided by the supplier, at Frontier’s request, to answer questions relating to systems and operations that are not related to the cutover plan or specific to Verizon’s methods and manner of conducting Verizon’s local exchange business in West Virginia, plus the reasonable out-of-pocket travel related costs and expenses incurred by the supplier in connection with such services.

Neither party will be liable to the other party for any indirect, special, consequential, punitive or exemplary damages. The supplier will not be liable to Frontier for any claim or any damages of any kind or nature other than claims arising out of or resulting from the supplier’s willful misconduct in performing the supplier’s obligations under the cutover plan support agreement.

Intellectual Property Agreements

Except as to agreements described below that were entered into prior to the date hereof, Verizon and Spinco have agreed to enter into agreements as of the closing of the spin-off relating to intellectual property containing substantially the following terms:

The Intellectual Property Agreement

Assignments. Pursuant to the intellectual property agreement, Spinco and its subsidiaries, subject to previously granted licenses, will assign to Verizon all (i) statutory intellectual property (e.g., U.S. patents and patent applications, copyrights, works of authorship, trademarks, trade names, service marks and domain names, together with all goodwill associated therewith, all applications or registrations, as applicable, for any of the foregoing, and any rights or licenses in the foregoing) and (ii) “soft” intellectual property (e.g., unpatented inventions, trade secrets, know how and other proprietary information), together with any rights or licenses thereto, but excluding customer listing data and the copyrights therein, in each case to the extent owned by Spinco or its subsidiaries prior to closing.

Subject to any previously granted licenses, Verizon, at closing, will convey to the combined company (i) an undivided joint ownership of all non-technical, non-public information included in the “soft” intellectual property owned by Verizon as of the closing after giving effect to the assignment in the preceding paragraph and used in the Spinco business at any time during the twelve-months prior to the closing date, but excluding the customer listing data; and (ii) all right, title and interest of Verizon in all customer data and personnel information of Verizon or its affiliates who are in the employ of Verizon immediately prior to the closing, and in the employ of Spinco after the closing. The customer data consists of all customer information obtained in connection with the Spinco business related to providing products and services to customers in the Spinco territory, including, among other things, names, customer addresses, accounts and transaction data. Verizon will have no restrictions on the use or disclosure of any such customer data to the extent it is already in the possession of Verizon or any of its U.S. affiliates but was collected or used other than in connection with the Spinco business.

License Grants. After giving effect to the assignments described in the above section, Spinco will grant to Verizon and its affiliates a personal, royalty-free, fully paid-up, irrevocable, non-exclusive, perpetual and worldwide license to use, publish and create derivative works of the Spinco customer listing data, and to provide directory products or services without in any way accounting to the combined company, Spinco or their respective affiliates.

After giving effect to the assignments described in the above section, Verizon will grant to the combined company and its subsidiaries a personal, non-exclusive, royalty free, fully paid up, irrevocable (except if terminated) and non-transferable (except as otherwise permitted) license under the licensed intellectual property, which includes (1) the “soft” intellectual property (but excluding (i) non-technical, non-public information owned by Verizon as of the closing and used in the Spinco business at any time during the twelve-months prior to the closing, (ii) Spinco customer listing data and (iii) Verizon proprietary software), and (2) all U.S. patents and patent applications, copyrights, works of authorship, and all applications or registrations, as applicable, for any of the foregoing that, in each case, is used in the Spinco business at any time during the period commencing twelve-months prior to the closing and is owned by Verizon as of the closing, solely for use in connection with the Spinco business (as conducted during the twelve-month period immediately preceding the closing date in the Spinco territory, as reflected in the products and services offered by Spinco in the Spinco territory during such twelve-month period) conducted by the combined company or its subsidiaries in the Spinco territory. The licensed intellectual property excludes: (a) patents and patent applications claiming a filing date after the closing date, (b) copyrights in material created after the filing date, (c) all trademarks and domain names (other than a limited phase-out license), (d) Verizon proprietary software (which is licensed pursuant to a separate agreement), (e) all other intellectual property owned by Verizon, (f) all third-party intellectual property and (g) all Verizon intellectual property related to FiOS products and services (which are licensed under a separate agreement with similar terms and conditions). The license does not include the right to (i) use the licensed intellectual property outside of the Spinco territory (other than by third-party service providers in support of the Spinco business in the Spinco territory in the licensed field of use), (ii) disclose the licensed intellectual property to any person (other than third-party service providers), (iii) grant sublicenses to any person, (iv) assign the license other than to permitted successors and assigns or (v) use the licensed intellectual property for any modifications, improvements, enhancements, additions or derivations of the Spinco business after the closing date that are outside of the licensed field of use.

Verizon also agrees not to sue Spinco and its subsidiaries for (i) modifications and improvements to products and services that are used in the Spinco business by Spinco and its subsidiaries in the Spinco territory that are a reasonably foreseeable expansion of the Spinco business, as reflected by the products and services offered by Spinco as of the closing date, and throughout the term of the agreement, and (ii) products and services in the Spinco business that are bundled with the products and services identified in (i), provided that, in each case, the covenant not to sue excludes any products and services that are wireless or wireless access products or services, VoIP products, products or services based on the Long Term Evolution technology (Cellco’s next generation network access technology), long-haul or backbone products or services or their terminations.

Verizon will grant to the combined company and its subsidiaries a limited right, for a phase-out period not to exceed 120 days following the closing, to use those Verizon marks used in the Spinco business as of the closing date solely for conducting the Spinco business in the Spinco territory. During the phase-out period, the combined company is required to replace, remove or cover over the licensed Verizon marks affixed to Spinco assets no later than 120 days following the closing date, provided that the combined company will have (i) six months to remove the licensed Verizon marks from signs and motor vehicles and (ii) nine months to remove the licensed Verizon marks from tools, equipment or written materials that are used solely for internal purposes and are not visible by the public. In addition, for up to 120 days following the closing date the combined company may use the licensed Verizon marks in a non-trademark manner for purposes of conveying to customers or the general public of the change in ownership and that the name of business has changed. Beginning on the closing date, as soon as practicable following discovery of any use, the combined company, Spinco and its subsidiaries must destroy or deliver to Verizon all items carrying the licensed Verizon marks that have no continuing use in the operation of the Spinco business to the extent that the use of such items could reasonably be construed to create a legal obligation on behalf of Verizon. The combined company, Spinco and its subsidiaries, acknowledging Verizon’s exclusive rights in the Verizon marks, agree not to contest Verizon’s ownership in, or the validity of, the Verizon marks. The combined company, Spinco and its subsidiaries agree to cooperate reasonably with Verizon in the procurement of any registration of the Verizon marks, including providing evidence of use of such marks.

The combined company, on behalf of itself, Spinco and Spinco’s subsidiaries, agrees that the use of the Verizon marks will be in accordance with the license and in conformity with applicable law and will not reflect adversely upon the good name of Verizon, that the operation of the Spinco business will be of a high standard and skill that is at least commensurate with the standard of the Spinco business immediately prior to the closing, and that Verizon has the right to control the nature and quality of the goods and services rendered by the combined company, Spinco and its subsidiaries in connection with the Verizon marks. The combined company acknowledges that its failure to cease use of the Verizon marks as required by the agreement, or improper use of the Verizon marks, will result in immediate and irreparable harm to Verizon, for which there is no adequate remedy at law, and that in the event of such failure to cease use of the Verizon marks, Verizon will be entitled to immediate equitable relief.

For any customers of the Spinco business who, as of the closing date, have e-mail addresses pursuant to the products or services provided to such customers by the Spinco business that contain a Verizon mark in the e-mail address, Verizon shall redirect e-mail traffic to such customers to e-mail servers operated by the combined company for a period of ninety days, such that the combined company may establish new e-mail addresses for such customers.

Indemnification and Limitation of Liability. The combined company, Spinco and the Spinco subsidiaries will jointly and severally indemnify, defend and hold harmless Verizon from all losses, damages and judgments in connection with third-party claims arising directly or indirectly from the use by the Spinco business of the Verizon marks after the closing.

Verizon is not required to secure or maintain in force any licensed intellectual property, and does not provide any representations or warranties as to (i) the validity or scope of the licensed intellectual property or (ii) that the use of licensed intellectual property or the provision of products and services by the combined company will be free from infringement of the intellectual property of a third party.

Neither party will be liable to the other for any indirect damages, including lost profits, or other special, incidental or consequential damages.

The Software License Agreement

License Grant. Pursuant to the software license agreement proposed to be entered into among Verizon Information Technologies LLC, an affiliate of Verizon, Spinco and the combined company, referred to as the licensee, and Verizon will grant, and cause its affiliates to grant, to the combined company and its subsidiaries a royalty-free, restricted, non-transferable, and non-exclusive, internal use only license to:

•

use certain Verizon proprietary software in the Spinco territory in support of the Spinco business, (a) as it has been conducted in the Spinco territory during the twelve-month period immediately prior to closing, as reflected in the products and services offered by Spinco in the Spinco territory during such twelve-month period, and existing as of the closing; and (b) the Spinco business as conducted by the licensee in the Spinco territory from and after the closing, as reflected in any other products or services, but only to the extent such other products and services are compatible with the licensed software, and specifically excluding products and services that include, relate to, or rely upon the transmission of any digital data over an optical fiber network to the customer’s premises to provide audio, video, or data services, including all products and services offered by Verizon under the FiOS brand. The licensed software includes (i) object code versions of the Verizon proprietary software that supports and enables the products, functions and services of the Spinco business during the twelve-month period immediately prior to closing, (ii) updates to such licensed software (if any) in the form they exist within Verizon during the term of the software license agreement (including supporting information), (iii) software modifications made to any third party software by or for Verizon, and (iv) documentation (which, for object code, will be the then current user manuals and other user documentation provided to other users of the licensed software; for any source code, then current documents in existence within Verizon that are reasonably necessary to maintain and modify such licensed software; and for third party software, then current user manuals and other related documentation that Verizon has received from such third party that Verizon has the right to transfer) and updates to the foregoing;

•	install updates to the licensed software provided by Verizon to the licensee; and

•	copy the licensed software for internal use in the Spinco business as conducted by the licensee.

Verizon will deliver the licensed software to the combined company on a date to be agreed upon by the parties.

License Exclusions. The license granted by Verizon to the combined company excludes:

•	the right to use any third-party intellectual property, even if included in or required for the use of the licensed software;

•	unless otherwise indicated, the right to obtain or use source code;

•	the right to create any modifications or derivative works from the licensed software;

•	the right to use the licensed software outside of the Spinco territory or outside the scope of the license granted;

•

the right to use the licensed software to provide data processing services to a third party or, unless otherwise indicated, to interconnect with facilities based voice or data telecommunications services of a third party;

•	the right to use, access or transport the licensed software outside the United States; and

•	a license to any Verizon FiOS related software, which license is the subject of a separate FiOS software license agreement proposed to be entered between the parties.

Restrictions on the License Granted. Unless otherwise provided by the software license agreement, the licensee will have no right to:

•	grant sublicenses to the licensed software, or any portion thereof, other than to its subsidiaries and service providers for the purpose of providing services to the combined company;

•	market, disclose, distribute, rent, lease, loan, encumber or otherwise transfer copies of the licensed software, or any portion thereof, to any third party; or

•	grant any security interests, or otherwise encumber the licensed software.

The licensee may disclose or otherwise make available the licensed software to any third-party service provider providing services to the licensee, provided that, prior to any such disclosure or transfer, the licensee: has provided written notice to Verizon, obtained such third-party service provider’s agreement to a confidentiality obligation that is no less restrictive than the terms set forth in the agreement and to the transfer and ownership restrictions set forth therein, and ensured that the third-party service provider is not in the business of providing facilities-based voice or data telecommunications services to any third party. Any breach of the terms of the software license agreement by the third-party service provider will be deemed to be a breach by the licensee.

Verizon will own the licensed software, and all improvements thereto, including improvements made by or for the licensee, which improvements the licensee will assign to Verizon.

Maintenance and Other Support. During the maintenance term (which will start on the closing date of the merger and end on the fifth anniversary thereof, unless earlier terminated), Verizon will offer to provide training services to the combined company, at a date and time mutually agreed upon by the parties, at an agreed rate per hour.

Subject to the payment of an annual maintenance fee of $94 million, Verizon will provide maintenance services to the licensee during the maintenance term. At any time after six months after the closing, the licensee, upon six months’ written notice, may terminate all or a portion of such maintenance services. If a portion of such services are terminated, the annual maintenance fee will be reduced by an appropriate amount, unless Verizon can reasonably demonstrate that the cost of providing maintenance services will not be reduced, in which case the parties will discuss any adjustment to the annual maintenance fee. Beginning on the third anniversary of the closing, Verizon may, upon twelve-months’ written notice, inform the licensee that it intends to terminate maintenance services. Further, upon six months’ prior written notice, Verizon may notify the combined company that it will no longer provide maintenance services for a portion of the licensed software. Should Verizon (a) terminate the provision of maintenance services for all or a portion of the licensed software during the maintenance term, (b) terminate the software license agreement with respect to a portion of the licensed software, or (c) otherwise stop supporting a portion of the licensed software, Verizon will provide to the licensee the source code for such portion of the licensed software at no charge. Maintenance services do not include the service of hardware, hardware platforms, or any third-party intellectual property, all of which will be obtained by the licensee at its own expense.

The licensee agrees to install all upgrades to the licensed software as may be provided by Verizon, and Verizon will have no obligation to provide maintenance services for the licensed software for which the licensee has failed to install such upgrades, until such upgrades have been installed. If failure to install an upgrade increases the cost or time required to provide maintenance services for any licensed software, the combined company will pay Verizon for such increased cost or time, at a mutually agreed rate per hour.

Upon the expiration of the software license agreement, the parties will negotiate in good faith the terms and conditions for the license of source code for those portions of the licensed software licensed to the licensee immediately prior to the expiration of the agreement. Additionally, if Verizon (i) fails or refuses to provide software modifications reasonably requested by the licensee that are consistent with the architecture and direction of the licensed software and do not materially affect the interoperability of the licensed software with other software, (ii) fails or refuses to make software modifications reasonably requested by the combined company, or (iii) makes a general assignment for the benefit of its creditors or files for voluntary bankruptcy under any Chapter of Title 11 of the United States Code, other than a reorganization where Verizon assumes the agreement, Verizon will provide the source code for such portion of the licensed software to the licensee at no charge, provided that the licensee is not in material breach of the software license agreement.

FiOS Agreements

Verizon and Spinco have agreed to enter into a FiOS intellectual property agreement having terms similar to the intellectual property agreement with respect to intellectual property relating to Verizon’s FiOS video operations. In addition, the FiOS intellectual property agreement includes a trademark license which would grant the combined company a license to use certain trademarks used by Verizon in the offering of FiOS video services in Indiana, Oregon, and Washington.

Verizon and Spinco have also agreed to enter into a FiOS software license agreement on terms similar to the software license agreement, except that the combined company will have no obligation to pay any maintenance fees for the maintenance of the FiOS software licensed to Spinco.

Verizon and Frontier have also entered into an Interactive Media Guide Agreement pursuant to which Verizon has agreed to assist Frontier in the design of a facility for a video interactive media guide to use with the FiOS video product in the Spinco territory.

Agreement Regarding Intellectual Property Matters

On March 23, 2010, Verizon, Spinco and the Company entered into an Agreement Regarding Intellectual Property Matters (the “IP Matters Agreement”). Among other things, the IP Matters Agreement requires (i) Frontier to pay $105 million at the closing of the merger to reimburse Verizon for licenses to certain third-party software Frontier will acquire pursuant to the merger, (ii) Verizon to obtain the consents necessary for Frontier to operate certain third-party software after the merger, and (iii) Verizon and Frontier to allocate the costs associated with obtaining consents pursuant to clause (ii) of this sentence.

Ancillary Agreements

Pursuant to the merger agreement, Verizon and Frontier have also entered into a Video Transport Agreement to provide transport services for video content for up to two years after the closing of the merger. Frontier will also obtain other designated services from Verizon for an interim period after the closing of the merger.

FINANCING OF THE COMBINED COMPANY

Description of Frontier Indebtedness

Immediately following completion of the merger, Frontier’s debt financing arrangements existing immediately prior to the closing of the merger, other than its current revolving credit facility, as described below, will remain in place (subject to any permitted refinancing or repayment thereof by Frontier).

Frontier Credit Facilities

Frontier currently has a revolving credit facility with seven financial institutions in the aggregate amount of $250.0 million. As of March 31, 2010, the revolving credit facility was undrawn. Associated facility fees vary from time to time depending on Frontier’s leverage ratio (as defined in the credit agreement governing such revolving credit facility): 0.175% per annum if such leverage ratio is less than or equal to 3.00 to 1.00, 0.200% per annum if such leverage ratio is greater than 3.00 to 1.00 but less than or equal to 3.50 to 1.00, 0.225% per annum if such leverage ratio is greater than 3.50 to 1.00 but less than or equal to 4.00 to 1.00, and 0.275% per annum if such leverage ratio is greater than 4.00 to 1.00. The expiration date for the revolving credit facility is May 18, 2012. During the term of the revolving credit facility, Frontier may borrow, repay and reborrow funds, and may obtain letters of credit under the revolving credit facility to support Frontier’s obligations to third parties, subject to customary borrowing conditions. Loans under the revolving credit facility bear interest based on the alternate base rate or the adjusted LIBO rate (each as determined in the credit agreement governing such revolving credit facility), at Frontier’s election, plus a margin of (1) for alternate base rate borrowings, 0.000% per annum if Frontier’s leverage ratio is less than or equal to 4.00 to 1.00 and 0.250% if such leverage ratio is greater than 4.00 to 1.00 and (2) for adjusted LIBO rate borrowings, 0.625% per annum if Frontier’s leverage ratio is less than or equal to 3.00 to 1.00, 0.750% per annum if such leverage ratio is greater than 3.00 to 1.00 but less than or equal to 3.50 to 1.00, 0.875% per annum if such leverage ratio is greater than 3.50 to 1.00 but less than or equal to 4.00 to 1.00 and 1.250% per annum if such leverage ratio is greater than 4.00 to 1.00. Letters of credit issued under the revolving credit facility are also subject to fees that vary depending on Frontier’s leverage ratio. The revolving credit facility is available for general corporate purposes but may not be used to fund dividend payments.

In connection with the transactions, Frontier has entered into a new $750.0 million revolving credit facility that will become effective upon, and subject to, the closing of the merger and the termination of Frontier’s existing revolving credit facility described above and other customary conditions. Associated facility fees under the new revolving credit facility will vary from time to time depending on the combined company’s debt rating (as defined in the credit agreement governing the new revolving credit facility) from Moody’s and S&P: 0.375% per annum if the debt rating from Moody’s is Baa3 or higher and the debt rating from S&P is BBB- or higher, 0.500% per annum if the debt rating from Moody’s is Ba1 and the debt rating from S&P is BB+, 0.625% per annum if the debt rating from Moody’s is Ba2 and the debt rating from S&P is BB, and 0.750% per annum if the debt rating from Moody’s is Ba3 or lower and the debt rating from S&P is BB- or lower; provided that (a) if the respective debt ratings issued by the foregoing rating agencies differ by one level, then the facility fee applicable to the higher of the two ratings shall apply, (b) if the respective debt ratings issued by the foregoing agencies differ by more than one level, then the facility fee applicable to a rating that is one level higher than the lower of the two ratings shall apply, (c) if there is only one debt rating, then the facility fee that is applicable to a rating that is one level lower than that debt rating shall apply and (d) if there is no debt rating, then a facility fee of 0.750% per annum shall apply. The new revolving credit facility is scheduled to terminate on the date that is three years and six months after the effective date of the facility. During the term of the new revolving credit facility, the combined company may borrow, repay and reborrow funds, and may obtain letters of credit, subject to customary borrowing conditions. Loans under the new revolving credit facility will bear interest based on the alternate base rate or the adjusted LIBO rate (each as determined in the credit agreement governing the new revolving credit facility), at the combined company’s election, plus a margin of (1) for alternate base rate borrowings, 1.75% per annum if the debt rating from Moody’s is Baa3 or higher and the debt rating from S&P is BBB- or higher, 2.00% per annum if the debt rating from Moody’s is Ba1 and the debt rating from S&P is BB+,

2.25% per annum if the debt rating from Moody’s is Ba2 and the debt rating from S&P is BB and 2.75% if the debt rating from Moody’s is Ba3 or lower and the debt rating from S&P is BB- or lower and (2) for adjusted LIBO rate borrowings, 2.75% per annum if the debt rating from Moody’s is Baa3 or higher and the debt rating from S&P is BBB- or higher, 3.00% per annum if the debt rating from Moody’s is Ba1 and the debt rating from S&P is BB+, 3.25% per annum if the debt rating from Moody’s is Ba2 and the debt rating from S&P is BB and 3.75% if the debt rating from Moody’s is Ba3 or lower and the debt rating from S&P is BB- or lower; provided that in each case (a) if the respective debt ratings issued by the foregoing rating agencies differ by one level, then the margin applicable to the higher of the two ratings shall apply, (b) if the respective debt ratings issued by the foregoing agencies differ by more than one level, then the margin applicable to a rating that is one level higher than the lower of the two ratings shall apply, (c) if there is only one debt rating, then the margin that is applicable to a rating that is one level lower than that debt rating shall apply and (d) if there is no debt rating, then the margin applicable to a debt rating from Moody’s of Ba3 or lower and a debt rating from S&P of BB- or lower shall apply. Letters of credit issued under the revolving credit facility will also be subject to fees that vary depending on the combined company’s debt ratings. The new revolving credit facility will be available for general corporate purposes but may not be used to fund dividend payments. As of the date of this information statement/prospectus, Frontier has debt ratings of Ba2 and BB from Moody’s and S&P, respectively.

On March 28, 2008, Frontier borrowed $135.0 million under a senior unsecured term loan facility that was established on March 10, 2008. The loan matures in 2013 and bears interest based on the prime rate or London Interbank Offered Rate (“LIBOR”), at Frontier’s election, plus a margin of (1) with respect to interest based on the prime rate, 1.00% per annum and (2) with respect to interest based on LIBOR, 1.75% per annum if Frontier’s leverage ratio (as defined in the credit agreement governing the term loan credit facility) is less than 4.00 to 1.00 and 2.00% per annum if such leverage ratio is greater than 4.00 to 1.00.

In December 2006, Frontier borrowed $150.0 million under a senior unsecured term loan agreement. The loan matures in 2012 and bears interest based on the prime rate or LIBOR, at Frontier’s election, plus a margin of (1) with respect to interest based on the prime rate, 0.25% per annum and (2) with respect to interest based on LIBOR, 1.375% per annum if Frontier’s leverage ratio (as defined in the credit agreement governing the term loan credit facility) is less than 4.00 to 1.00 and 1.625% per annum if such leverage ratio is greater than or equal to 4.00 to 1.00.

On October 24, 2001, Frontier borrowed $200.0 million under a senior unsecured term loan agreement with the Rural Telephone Finance Cooperative (“RTFC”). The loan matures in 2011 and has a fixed interest rate of 6.27%.

The revolving credit and term loan facilities described above each contain a maximum leverage ratio covenant that requires Frontier to maintain, at the end of each fiscal quarter, a ratio of (1) total indebtedness minus cash and cash equivalents in excess of $50.0 million, to (2) consolidated EBITDA (as defined in the applicable agreements) over the immediately preceding four fiscal quarters, that is no greater than 4.50 to 1. They also contain covenants limiting Frontier’s ability to incur or guarantee additional debt, create certain liens, merge with other entities or engage in other change of control transactions, sell assets and engage in affiliate transactions, as well as other customary covenants, representations and warranties and events of default. All of the revolving credit and term loan facilities described above are unsecured.

Frontier Notes and Debentures

At March 31, 2010, Frontier’s notes and debentures represented approximately $4.34 billion of its approximately $4.88 billion of indebtedness outstanding. At such date, Frontier had outstanding:

•	$76.1 million in principal amount of 9.250% Senior Notes due 2011;

•	$580.7 million in principal amount of 6.250% Senior Notes due 2013;

•	$600.0 million in principal amount of 8.250% Senior Notes due 2014;

•	$300.0 million in principal amount of 6.625% Senior Notes due 2015;

•	$600.0 million in principal amount of 8.125% Senior Notes due 2018;

•	$434.0 million in principal amount of 7.125% Senior Notes due 2019;

•	$345.9 million in principal amount of 7.875% Senior Notes due 2027;

•	$945.3 million in principal amount of 9.000% Senior Notes due 2031; and

•	$458.9 million in principal amount of Debentures with weighted average interest rates of 7.229% and maturities ranging from 2025-2046.

Each of Frontier’s outstanding senior notes (other than the debentures) may be redeemed at any time at Frontier’s option, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium, if any, plus accrued and unpaid interest to the date of redemption. The debentures are not redeemable by Frontier. In addition, certain outstanding senior notes obligate Frontier to offer to repurchase such notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase, if an event constituting a “change of control” of Frontier, as defined in the relevant indentures, occurs.

The indentures governing Frontier’s outstanding senior notes and debentures contain covenants limiting Frontier’s ability to enter into mergers, consolidations and sales of all or substantially all of its assets. The indentures governing certain senior notes also contain covenants with respect to (1) limitations on subsidiary debt, (2) limitations on liens and (3) certain reporting requirements. Frontier’s senior notes and debentures are subject to acceleration, at the option of the holders thereof, if certain events of default exists under the applicable indentures.

There are no scheduled principal payments required on any of these senior notes or debentures until their final maturities. Frontier’s outstanding senior notes and debentures are senior, unsecured obligations that rank equally in right of payment with all of its existing and future senior indebtedness and rank senior in right of payment to all of its existing and future subordinated indebtedness.

None of Frontier’s existing or new revolving credit facilities, term loans or outstanding senior notes or debentures are guaranteed by its subsidiaries.

Description of Spinco Indebtedness

As of March 31, 2010, Verizon’s Separate Telephone Operations had approximately $425 million aggregate principal amount of indebtedness. The parties expect that $175 million of such indebtedness will be repaid at maturity prior to the closing date of the merger. The parties therefore anticipate that the distribution date indebtedness will consist of:

•	$200 million in principal amount of 6.73% Debentures, Series G, due 2028 of Verizon North Inc., as obligor; and

•	$50 million in principal amount of 8.40% Debentures due 2029 of Verizon West Virginia Inc., as obligor;

provided, however, that if the $175 million in principal amount of 6.30% Debentures, Series C, due 2010 of Verizon Northwest Inc., as obligor, which are scheduled to mature on June 1, 2010, is not repaid prior to the closing date of the merger, the obligations under the 6.30% Debentures, Series C, due 2010 will also constitute distribution date indebtedness.

In October 1989, The Chesapeake and Potomac Telephone Company of West Virginia, a subsidiary of Verizon renamed Verizon West Virginia Inc. that will become a Spinco subsidiary, issued $50.0 million in aggregate principal amount of 8.40% Debentures due October 15, 2029 in a private placement. The West Virginia debentures are the obligor’s senior, unsecured obligations that rank equally in right of payment with all of the obligor’s existing and future senior indebtedness and rank senior in right of payment to all of the obligor’s existing and future subordinated indebtedness. None of these debentures have been, or will be, guaranteed by Spinco or any of its subsidiaries.

In February 1998, GTE North Incorporated, a subsidiary of Verizon renamed Verizon North Inc. that will become a Spinco subsidiary, issued $200,000,000 in aggregate principal amount of 6.73% Debentures, Series G, due February 15, 2028 in a transaction registered under the Securities Act. The GTE North debentures are the obligor’s senior, unsecured obligations that rank equally in right of payment with all of the obligor’s existing and future senior indebtedness and rank senior in right of payment to all of the obligor’s existing and future subordinated indebtedness. None of these debentures have been, or will be, guaranteed by Spinco or any of its subsidiaries.

In June 1998, GTE Northwest Incorporated, a subsidiary of Verizon renamed Verizon Northwest Inc. that will become a Spinco subsidiary, issued $175,000,000 in aggregate principal amount of 6.30% Debentures, Series C, due June 1, 2010 in a transaction registered under the Securities Act. The GTE Northwest debentures are the obligor’s senior, unsecured obligations that rank equally in right of payment with all of the obligor’s existing and future senior indebtedness and rank senior in right of payment to all of the obligor’s existing and future subordinated indebtedness. None of these debentures have been, or will be, guaranteed by Spinco or any of its subsidiaries.

There are no scheduled principal payments required on any of these debentures until their final maturities. These debentures will be senior, unsecured obligations of subsidiaries of Spinco (and, as a result of the merger, the combined company) that rank equally in right of payment with all of the obligor’s existing and future senior indebtedness and rank senior in right of payment to all of the obligor’s existing and future subordinated indebtedness. None of these debentures have been, or will be, guaranteed by Spinco or any of its subsidiaries.

A subsidiary of Verizon is currently the obligor on certain capitalized vehicle leases, totaling approximately $5 million, associated with trucks used in the operation of the Spinco business. It is anticipated that these vehicle leases will become the obligations of a subsidiary of Spinco that will become a subsidiary of the combined company following the merger or another subsidiary of Frontier and may be subject to a guarantee by Frontier. The amount of these capitalized leases will not be considered distribution date indebtedness for purposes of calculating the amount of the special cash payment to be made by Spinco to Verizon.

On April 12, 2010, Spinco issued $500,000,000 principal amount of 7.875% Senior Notes due 2015, $1,100,000,000 principal amount of 8.250% Senior Notes due 2017, $1,100,000,000 principal amount of 8.500% Senior Notes due 2020 and $500,000,000 principal amount of 8.750% Senior Notes due 2022, as separate series of notes under an indenture between Spinco and The Bank of New York Mellon, as trustee. The notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act. The gross proceeds of the offering, plus an amount in cash contributed by Frontier that equals the amount of interest that will accrue on the notes from April 12, 2010 to October 1, 2010, were deposited into an escrow account. Immediately prior to the spin-off and the completion of the merger, the gross proceeds of the notes offering (less the initial purchasers’ discount) will be released from the escrow account and used to make the special cash payment by Spinco to Verizon, with any amounts in excess of the special cash payment to be retained by the combined company.

In the event that the merger agreement governing the merger is terminated or the spin-off and the merger are not completed on or before October 1, 2010, the notes will be subject to a special mandatory redemption. The special mandatory redemption price for each series of notes is equal to 100% of the issue price, plus accrued and unpaid interest on the principal amount of such series of notes to, but not including, the date of redemption, which date of redemption will be no later than October 1, 2010 (or the next business day if additional time is required for redemption).

Upon the completion of the merger, the notes will be unsecured senior obligations of Frontier and will rank equally with all of Frontier’s other unsecured senior indebtedness from time to time outstanding.

Following the completion of the merger, Frontier may, at its option, redeem some or all of the notes at any time by paying a make-whole premium, plus accrued and unpaid interest, if any, to the date of the redemption.

Frontier has agreed to file a registration statement with the SEC after the completion of the merger relating to an offer to exchange the notes for new exchange notes having substantially identical terms or, in certain circumstances, to register the resale of the notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements of Frontier and Verizon’s Separate Telephone Operations and the notes thereto included elsewhere in this information statement/prospectus. Verizon’s Separate Telephone Operations’ financial information is included elsewhere in this information statement/prospectus before taking into account any of the pro forma adjustments detailed in “Unaudited Pro Forma Condensed Combined Financial Information.” This financial information, together with the pro forma adjustments detailed in “Unaudited Pro Forma Condensed Combined Financial Information,” reflects the operations that will constitute the Spinco business in connection with the spin-off.

The following discussion includes forward-looking statements. For a discussion of important factors, including the integration of the Spinco business into Frontier’s existing business, the continuing development of the combined company’s business following the merger, actions of regulatory authorities and competitors and other factors that could cause actual results of Frontier, Verizon’s Separate Telephone Operations or the combined company to differ materially from the results referred to in the forward-looking statements, see “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

Frontier expects the combined company to be the nation’s largest communications services provider focused on rural areas and small and medium-sized towns and cities, and the nation’s fifth largest ILEC, with approximately 6.2 million access lines, 7.7 million voice and broadband connections and 13,800 employees in 27 states on a pro forma basis as of March 31, 2010. On a pro forma basis, the combined company’s revenues would have been approximately $6.1 billion for the year ended December 31, 2009 and approximately $1.5 billion for the three months ended March 31, 2010.

Based on the level of debt and projected cash flows that the combined company will be assuming from Spinco, its overall debt will increase but its capacity to service the debt will be significantly enhanced as compared to Frontier’s capacity today.

Competition in the communications industry is intense and increasing. Frontier expects that the combined company will experience competition from many communications service providers. These providers include cable operators offering video, data and VOIP products, wireless carriers, long distance providers, competitive local exchange carriers, Internet providers and other wireline carriers. Frontier also believes that competition will continue to intensify in 2010 and beyond and may result in reduced revenues for the combined company.

The lingering impact of the severe contraction in the global financial markets that occurred in 2008 and 2009 and the subsequent recession has impacted residential and business customer behavior, causing them to reduce expenditures by not purchasing Frontier’s services or by discontinuing some or all of Frontier’s services. These trends may continue and may result in a continued challenging revenue environment. These factors could also result in increased delinquencies and bankruptcies and, therefore, affect the combined company’s ability to collect money owed to it by residential and business customers.

The combined company will employ a number of strategies to combat the competitive pressures and changes in consumer behavior noted above. These strategies will focus on preserving and generating new revenues through customer retention, upgrading and up-selling services to existing customers, new customer growth, win backs of former customers, new product deployment, and managing the combined company’s profitability and cash flow through targeted reductions in operating expenses and capital expenditures.

The combined company will seek to achieve its customer retention goals by offering attractive packages of value-added services to its local access line customers and providing exemplary customer service. Bundled services include HSI, unlimited long distance calling, enhanced telephone features and video offerings. The combined company will tailor these services to the needs of its residential and business customers and continually evaluate the introduction of new and complementary products and services, many of which can also be purchased separately. Customer retention will also be enhanced by offering one-, two-and three-year price protection plans where customers commit to a term in exchange for predictable pricing and/or promotional offers. Additionally, the combined company will focus on enhancing the customer experience, as Frontier believes exceptional customer service will differentiate it from its competition. The combined company will demonstrate its commitment to providing exemplary customer service by continuing Frontier’s expanded customer service hours, shorter scheduling windows for in-home appointments and the call reminders and follow-up calls for service appointments. In addition, the combined company’s local area markets will be operated by local managers with responsibility for the customer experience, as well as the financial results, in those markets. Customers in its markets will have direct access to those local managers to help them manage their communications needs.

The combined company will utilize targeted and innovative promotions like “aspirational gifts” (e.g., personal computers) or promotional credits to attract new customers, including those moving into its territory, to win back former customers and to upgrade and up-sell existing customers a variety of service offerings including HSI, video, and enhanced long distance and feature packages in order to maximize the average revenue per customer (wallet share) paid to the combined company. Depending upon market and economic conditions, the combined company may offer such promotions to drive sales in the future.

The combined company will also focus on increasing sales of newer products, including unlimited long distance minutes, bundles of long distance minutes, wireless data, Internet portal advertising, and the Frontier Peace of Mind product suite. This last category is a suite of products that is aimed at managing the total communications and personal computing experience for the combined company’s customers and is designed to provide value and simplicity to meet customers’ ever-changing needs. The Frontier Peace of Mind products and services suite includes services such as an in-home, full installation of the combined company’s HSI product, two-hour appointment windows for the installation, hard drive back-up services, 24-7 help desk PC support and inside wire maintenance (when bundled). In 2009 and in the three months ended March 31, 2010, the Frontier Peace of Mind products generated approximately $3.2 million and $1.2 million, respectively, in revenue for Frontier and Frontier plans to make it available to all of the combined company’s customers. The combined company will also continue to offer the myfitv.com website, which provides easy online access to video content, entertainment and news available on the worldwide web. Hard drive back-up services, 24-7 help desk PC support and myfitv.com services will also be available outside of the combined company’s service territories. Although Frontier is optimistic about the opportunities provided by each of these initiatives to increase revenue and reduce customer churn (i.e., customer attrition), neither Spinco nor Frontier can provide assurance about their long-term profitability or impact on revenue.

The combination of offering multiple products and services to the combined company’s customers pursuant to price protection programs, billing them on a single bill, providing superior customer service, and being active in the combined company’s local communities may make its customers more loyal, and, as a result, may help the combined company generate new, and retain existing, customer revenue.

Expected cost savings resulting from the merger

Based on current estimates and assumptions, Frontier expects to achieve significant cost savings and other synergies as a result of the merger, principally (1) by leveraging the scalability of Frontier’s existing corporate administrative functions and information technology and network systems to cover certain existing Spinco business functions and (2) by internalizing certain functions formerly provided by third-party service providers to the Spinco business. Frontier expects that these cost savings will have significant effects on the combined company’s results of operations that are not reflected in the unaudited pro forma condensed combined financial information included in this information statement/prospectus.

Pursuant to the merger agreement and the other transaction agreements, Frontier expects that the Spinco business (other than with respect to West Virginia) will continue to operate with its existing single platform on an independent basis immediately following the merger, and the Spinco business with respect to West Virginia will be integrated into Frontier’s existing systems contemporaneously with the closing of the merger. The main integration effort required for us to operate the Spinco business immediately following the merger will therefore be completed prior to the closing of the merger, freeing up the combined company’s resources to implement further strategies to achieve cost savings and drive revenue enhancements.

Frontier estimates that, by 2013, the combined company’s annual net cost savings will reach approximately $500 million, which represents approximately 18% of the operating expenses, excluding depreciation and amortization expense, of the Spinco business in 2009. The realization of these annual cost savings is expected to be fully achieved in 2013, when the Spinco business’s network and information technology systems and processes are fully integrated with those of Frontier.

The foregoing cost savings and synergies are based on estimates and assumptions made by Frontier that are inherently uncertain, though considered reasonable by Frontier. These expected cost savings and synergies are subject to significant business, economic, competitive and regulatory uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the combined company’s control. As a result, there can be no assurance that these or any other cost savings or synergies will actually be realized. See “Risk Factors—Risks Related to the Spin-Off and the Merger—The combined company may not realize the growth opportunities and cost synergies that are anticipated from the merger.”

Results of operations

The following table lists summary financial and operating information for Frontier and Verizon’s Separate Telephone Operations for the three months ended March 31, 2010 and the year ended December 31, 2009:

	Three months ended March 31, 2010		Year ended December 31, 2009
(In millions, except for access lines and HSI subscribers)	Frontier	Verizon’s Separate Telephone Operations	Frontier	Verizon’s Separate Telephone Operations
Access lines and HSI subscribers (as of end of period, in thousands)	2,727	5,023	2,754	5,128
Revenues	$520	$964	$2,118	$4,065
Cash provided by operating activities	$123	$305	$743	$1,366
Capital expenditures	$70	$96	$256	$558

Revenues

Frontier expects the combined company to derive its revenues as follows:

Local services. The combined company will provide basic telephone wireline services to residential and business customers in its service areas. The combined company’s service areas will be largely residential and generally less densely populated than the primary service areas of the largest ILECs. The combined company will also provide enhanced services to its customers by offering a number of calling features, including call forwarding, conference calling, caller identification, voicemail and call waiting. All of these local services will be billed monthly in advance. The combined company will also offer packages of communications services. These packages will permit customers to bundle their basic telephone line service with their choice of enhanced, long distance, video and Internet services for a monthly fee or usage fee, depending on the plan.

The combined company intends to seek to increase the penetration of those enhanced and other services described above. Frontier believes that increased sales of such services will produce revenues with higher operating margins due to the relatively low marginal operating costs necessary to offer such services. Frontier believes the combined company’s ability to integrate these services with other services will provide it with the opportunity to capture an increased percentage of its customers’ communications expenditures (wallet share).

Data and internet services. The combined company will offer data services including Internet access (via high-speed or dial up Internet access), portal and e-mail products, frame relay, Metro Ethernet, asynchronous transfer mode switching services, hard drive back-up services and 24-7 help desk PC support. The combined company will offer other data transmission services to other carriers and high-volume commercial customers with dedicated high-capacity circuits. Such services are generally offered on a contract basis and the service is billed on a fixed monthly recurring charge basis. Data and Internet services are typically billed monthly in advance.

Access services. The combined company’s switched access services allow other carriers to use its facilities to originate and terminate their long distance voice and data traffic. These services are generally offered on a month-to-month basis and the service is generally billed on a minutes-of-use basis. Access charges are based on access rates filed with the FCC for interstate services and with the respective state regulatory agency for intrastate services. In addition, subsidies received from state and the USF based on the higher cost of providing telephone service to certain rural areas will be a part of the combined company’s access services revenues. Monthly recurring access service fees will be billed in advance.

Long distance services. The combined company will offer long distance services to customers in its territories, as Frontier currently believes that many customers prefer the convenience of obtaining their long distance service through their local telephone company and receiving a single bill. Long distance network service to and from points outside the combined company’s operating territories will be provided by interconnection with the facilities of interexchange carriers. The combined company’s long distance services will be billed either on an unlimited or fixed number of minutes basis in advance or on a per minute-of-use basis in arrears.

Directory services. Directory services involves the provision of white and yellow page directories for residential and business listings. The combined company will provide this service through third-party contractors. In most of the combined company’s markets that were Frontier’s markets prior to the merger, the third-party contractors will be paid a percentage of revenues from the sale of advertising in these directories. In the remaining markets that were Frontier’s markets prior to the merger, the combined company will receive a flat fee from the contractors. In the Spinco territory, the directory services are expected to be provided through a third-party contractor, but the combined company will not receive any fees for listing or advertising. The combined company’s directory service will also include “Frontier Pages,” an Internet-based directory service which generates advertising revenues.

Other services. Other services that Frontier expects the combined company to provide are as follows:

Video services. The combined company will continue to offer a video product under an agency relationship with DISH Network in the areas in which Frontier currently operates and DirecTV in the Spinco territory (other than West Virginia, where the combined company will sell the DISH product after completion of the merger but will continue to support existing customers who have the DirecTV product). The combined company will receive from the applicable satellite provider and recognize as revenue activation fees, other residual fees and nominal management, billing and collection fees. The combined company will also purchase receivables at a discount and will bill customers for the monthly services and remit those billings to the applicable satellite provider without recognizing any revenue. Additionally, the combined company will continue to offer broadband video services that are similar to FiOS in the states of Indiana, Oregon and Washington.

The combined company will also continue to offer Frontier’s myfitv website which provides easy online access to video content, entertainment and news available on the worldwide web. This service will be available to consumers in and outside of the combined company’s service territories.

Wireless data services. The combined company will offer wireless data services in select markets. The combined company’s wireless data services will utilize technologies that are relatively new, and it will depend to some degree on the representations of equipment vendors, lab testing and the experiences of others who have been successful at deploying these new technologies. Revenue will be recognized when services are provided to customers. Long-term contracts will be billed in advance on an annual or semi-annual basis. End-user subscribers will be billed in advance on a monthly recurring basis and colleges, universities and businesses will be billed on a monthly recurring basis for a fixed number of users. Hourly, daily and weekly casual end-users are billed by credit card at the time of use.

Expenses

The combined company’s expenses are expected to be categorized as network access expenses, other operating expenses and depreciation and amortization expenses.

•

Network access expenses. Network access expenses generally are composed of costs associated with the interconnection and routing of traffic to or from customers in the combined company’s service territories with territories outside its service markets. Typical examples include costs to provide long distance services and Internet services. Access expenses also include equipment installed at customer locations.

•	Other operating expenses. Other operating expenses include wages, benefits, property taxes, utilities, facilities, marketing, consulting and other direct costs of the business.

•

Depreciation and amortization expenses. Depreciation and amortization expenses include: (1) the estimated periodic charge (depreciation) for the use of property, plant and equipment and (2) the estimated periodic charge (amortization) associated with acquired intangible assets, primarily customer relationships.

Because the Spinco business has been operated as a local exchange carrier division of Verizon in the Spinco territory, utilizing certain shared services and resources, and not as a stand-alone communications provider, the historical operating results of Verizon’s Separate Telephone Operations for the three months ended March 31, 2010 and the year ended December 31, 2009, include approximately $219 million and $906 million, respectively, of expenses for services provided by Verizon and its affiliates, including information systems and information technology, shared assets including office space outside of the Spinco territory, supplemental customer sales and service and operations. After the merger, the combined company will provide these services from internal operations or obtain them from third-party service providers.

Competition with Verizon

Historically, Frontier and Verizon did not compete in the offering of ILEC services in their respective service areas, as their ILEC footprints did not overlap. However, Verizon has historically offered other services in the Spinco territory in addition to those offered by the Spinco business. The merger agreement and the distribution agreement do not contain any restrictions on either party’s ability to compete with the other party following the merger. Following the merger, the combined company will compete with Verizon with respect to the following services, which Verizon has indicated that it will continue to offer in the Spinco territory:

•	the offering of long distance services;

•

the offering of products and services to business and government customers other than as the ILEC, including but not limited to carrier services, data customer premises equipment and software, structured cabling, call center solutions and the products and services formerly offered by MCI, Inc.; and

•	the offering of wireless voice, wireless data and other wireless services.

The combined company will offer long distance services in the Spinco territory and will compete with Verizon for these services. The combined company will also offer services to businesses and government customers in these states, and will also compete directly with Verizon with respect to those services.

Frontier’s results of operations

Three months ended March 31, 2010

Revenue

Frontier’s revenue is generated primarily through the provision of local, network access, long distance, and data and internet services. Such revenues are generated through either a monthly recurring fee or a fee based on usage at a tariffed rate and revenue recognition is not dependent upon significant judgments by management, with the exception of a determination of a provision for uncollectible amounts.

Revenue for the three months ended March 31, 2010 decreased $18.1 million, or 3%, to $519.8 million as compared with the prior year period. This decline during the first three months of 2010 is a result of decreases in the number of residential and business customers, switched access revenue and directory revenue, partially offset by a $6.6 million, or 4%, increase in data and internet services revenue, each as described in more detail below.

Change in the number of Frontier’s access lines is one factor that is important to its revenue and profitability. Frontier has lost access lines primarily because of changing consumer behavior (including wireless substitution), economic conditions, changing technology, competition, and by some customers disconnecting second lines when they add HSI or cable modem service. Frontier lost approximately 34,700 access lines (net) during the three months ended March 31, 2010, and Frontier’s access lines declined 6% between March 31, 2009 and March 31, 2010. This represents an improvement in Frontier’s rate of access line loss over 2009, during which Frontier lost approximately 37,500 access lines (net) during the three months ended March 31, 2009, or 7% between March 31, 2008 and March 31, 2009. Frontier believes this improvement is attributable to the customer recognition of the value of its product bundles, fewer residential moves out of territory, fewer moves by businesses to competitors and its ability to compete with cable telephony in a maturing marketplace. Economic conditions and/or increasing competition could make it more difficult for Frontier to sell its bundles, and cause Frontier to increase its promotions and/or lower its prices for its products and services, which would adversely affect its revenue, profitability and cash flow.

During the three months ended March 31, 2010, Frontier added approximately 8,100 HSI subscribers. Frontier expects to continue to increase HSI subscribers during the remainder of 2010 (although not enough to offset the expected continued loss in access lines).

While the number of access lines is an important metric to gauge certain revenue trends, it is not necessarily the best or only measure to evaluate Frontier’s business. Frontier’s management believes that customer counts and understanding different components of revenue is most important. For this reason, presented in the table titled “Other Financial and Operating Data” below is a breakdown that presents residential customer counts, average monthly revenue, percentage of customers on price protection plans and churn. It also categorizes revenue into customer revenue (residential and business) and regulatory revenue (switched access and subsidy revenue). Despite the 7% decline in residential customers and the 6% decline in total access lines, Frontier’s customer revenue, which is all revenue except switched access and subsidy revenue, declined in the first three months of 2010 by less than 4% as compared to the prior year period. The decline in customers and access lines is partially offset by increased penetration of additional products sold to both residential and business customers, which has increased Frontier’s average monthly revenue per customer. A substantial further loss of customers and access lines, combined with increased competition and the other factors discussed herein may cause Frontier’s revenue, profitability and cash flows to decrease in 2010.

The financial tables below include a comparative analysis of Frontier’s results of operations on a historical basis as of and for the three months ended March 31, 2010 and 2009.

OTHER FINANCIAL AND OPERATING DATA

	As of March 31, 2010	As of March 31, 2009	% Increase (Decrease)
Access lines:
Residential	1,322,665	1,427,149	(7%)
Business	760,147	789,654	(4%)

Total access lines	2,082,812	2,216,803	(6%)

High-Speed Internet (HSI) subscribers	644,060	600,047	7%
Video subscribers	175,775	146,010	20%

	For the three months ended March 31,
	2010	2009	$ Increase (Decrease)	% Increase (Decrease)
Revenue (in 000’s):
Residential	$220,396	$230,466	$(10,070)	(4%)
Business	210,669	217,425	(6,756)	(3%)

Total customer revenue	431,065	447,891	(16,826)	(4%)

Regulatory (Access Services)	88,784	90,065	(1,281)	(1%)

Total revenue	$519,849	$537,956	$(18,107)	(3%)

Switched access minutes of use (in millions)	2,077	2,377		(13%)
Average monthly total revenue per access line	$82.51	$80.21		3%
Average monthly customer revenue per access line	$68.42	$66.78		2%

	As of or for the three months ended March 31,
	2010	2009		% Increase (Decrease)
Residential customer metrics:
Customers	1,230,426	1,323,369		(7%)
Revenue (in 000’s)	$220,396	$230,466		(4%)
Average monthly residential revenue per customer	$59.13	$57.53		3%
Percent of customers on price protection plans	55.3%	48.2%		15%
Customer monthly churn	1.37%	1.49%		(8%)
Products per residential customer (1)	2.54	2.42		5%
Business customer metrics:
Customers	138,223	149,901		(8%)
Revenue (in 000’s)	$210,669	$217,425		(3%)
Average monthly business revenue per customer	$503.41	$478.56		5%

(1)	Products per residential customer: primary residential voice line, HSI and video products have a value of 1. Frontier long distance, Frontier Peace of Mind, second lines, feature packages and dial-up have a value of 0.5.

REVENUE

	For the three months ended March 31,
($ in thousands)	2010	2009	$ Increase (Decrease)	% Increase (Decrease)
Local and long distance services	$223,581	$242,308	$(18,727)	(8%)
Data and internet services	163,368	156,730	6,638	4%
Switched access and subsidy	88,784	90,065	(1,281)	(1%)
Directory services	24,617	27,705	(3,088)	(11%)
Other	19,499	21,148	(1,649)	(8%)

	$519,849	$537,956	$(18,107)	(3%)

Local and Long Distance Services

Local and long distance services revenue for the three months ended March 31, 2010 decreased $18.7 million, or 8%, to $223.6 million, as compared with the three months ended March 31, 2009. Local and enhanced services revenue declined $18.4 million, primarily due to the continued loss of access lines and, to a lesser extent, decreases in private line services and feature packages.

Long distance services revenue for the three months ended March 31, 2010 decreased $0.3 million, as compared with the three months ended March 31, 2009, primarily due to lower minutes of use and average revenue per minute of use, offset by an increase in the number of long distance customers using Frontier’s bundled service offerings. Frontier expects its long distance services revenue to continue to trend downward. Frontier has actively marketed a package of unlimited long distance minutes with its digital phone and state unlimited bundled service offerings. These offerings have resulted in an increase in long distance customers, and an increase in the minutes used by these customers. This has lowered Frontier’s overall average rate per minute billed. While these package offerings have grown Frontier’s long distance customer base, those customers who still pay on a per minute of use basis have reduced their calling volumes.

Economic conditions and/or increasing competition could make it more difficult to sell Frontier’s packages and bundles, and cause it to increase its promotions and/or lower its prices for those products and services, which would adversely affect its revenue, profitability and cash flow.

Data and Internet Services

Data and Internet services revenue for the three months ended March 31, 2010 increased $6.6 million, or 4%, to $163.4 million, as compared with the three months ended March 31, 2009, primarily due to the overall growth in the number of HSI subscribers and high-capacity Internet and ethernet circuits purchased by customers. Data services revenue increased $3.0 million to $90.7 million for the three months ended March 31, 2010. As of March 31, 2010, the number of Frontier’s HSI subscribers had increased by approximately 44,000, or 7%, since March 31, 2009. Frontier has used “aspirational gifts” or promotional credits to drive growth in HSI subscribers. Data and internet services also includes revenue from data transmission services to other carriers and high-volume commercial customers with dedicated high-capacity Internet and ethernet circuits. Nonswitched access revenue increased $3.6 million to $72.7 million in 2010, as compared with 2009, primarily due to growth in the number of those circuits.

On March 16, 2010, the FCC released, as required under the 2009 American Recovery and Reinvestment Act, referred to as the ARRA, its National Broadband Plan. The National Broadband Plan proposes a series of actions that could result in additional regulatory requirements for broadband services as well as a series of other regulatory reforms. The FCC has initiated the first of multiple proceedings on a broad number of topics. Frontier cannot predict, however, what outcomes or impacts these proposals may have on its business.

Switched Access and Subsidy

Switched access and subsidy revenue for the three months ended March 31, 2010 decreased $1.3 million, or 1%, to $88.8 million, as compared with the three months ended March 31, 2009. Switched access revenue for the first quarter of 2010 of $58.8 million decreased $3.8 million, or 6%, as compared with the first quarter of 2009, primarily due to the impact of a decline in minutes of use related to access line losses and the displacement of minutes of use by wireless, email and other communications services. Switched access and subsidy revenue includes subsidy payments Frontier received from federal and state agencies, including surcharges billed to customers which are remitted to the FCC. Subsidy revenue, including surcharges-billed to customers of $10.4 million, for the three months ended March 31, 2010 of $29.9 million increased $2.5 million, or 9%, as compared with the three months ended March 31, 2009, primarily due to higher receipts under the end user and long distance USF program related to an increase in the contribution factor in 2010.

Federal subsidies are driven by many factors, including the National Average Cost per Local Loop (NACPL). Many factors may lead to further increases in the NACPL, thereby resulting in decreases in Frontier’s federal subsidy revenue in the future. The FCC and state regulatory agencies are currently considering a number of proposals for changing the manner in which eligibility for federal subsidies is determined as well as the amounts of such subsidies. On May 1, 2008, the FCC issued an order to cap Competitive Eligible Telecommunications Companies (CETC) receipts from the high cost Federal Universal Service Fund. In 2009, the federal court upheld the FCC’s order and the cap remains in place pending any future reform.

The FCC is considering proposals that may significantly change interstate, intrastate and local intercarrier compensation and would revise the Federal Universal Service funding and disbursement mechanisms. When and how these proposed changes will be addressed are unknown and, accordingly, Frontier is unable to predict the impact of future changes on its results of operations. However, future reductions in Frontier’s subsidy and access revenues will directly affect its profitability and cash flows as those regulatory revenues do not have associated variable expenses.

Certain states have open proceedings to address reform to intrastate access charges and other intercarrier compensation. Frontier cannot predict when or how these matters will be decided or the effect on its subsidy or access revenues. In addition, Frontier has been approached by, and/or is involved in formal state proceedings with, various carriers seeking reductions in intrastate access rates in certain states.

Directory Services

Directory services revenue for the three months ended March 31, 2010 decreased $3.1 million, or 11%, to $24.6 million, as compared with the three months ended March 31, 2009, due to a decline in yellow pages advertising.

Other

Other revenue for the three months ended March 31, 2010 decreased $1.6 million, or 8%, to $19.5 million, as compared with the three months ended March 31, 2009, primarily due to a decrease in equipment sales and lower service fee activation revenue, partially offset by reduced DISH video credits and lower bad debt expenses that are charged against revenue.

Operating expenses

NETWORK ACCESS EXPENSES

	For the three months ended March 31,
($ in thousands)	2010	2009	$ Increase (Decrease)	% Increase (Decrease)
Network access	$53,543	$60,684	$(7,141)	(12%)

Network access expenses for the three months ended March 31, 2010 decreased $7.1 million, or 12%, to $53.5 million, as compared with the three months ended March 31, 2009, primarily due to lower “aspirational gift” and long distance carriage costs in 2010. In the first quarter of 2009, Frontier expensed $6.7 million for the cost of new personal computers provided to customers in connection with its “Rolling Thunder” promotion which resulted in additional DISH video and HSI subscribers.

As Frontier continues to offer “aspirational gifts” as part of its promotions, increase its sales of data products such as HSI and increase the penetration of its unlimited long distance calling plans, its network access expense may increase in the future.

OTHER OPERATING EXPENSES

	For the three months ended March 31,
($ in thousands)	2010	2009	$ Increase (Decrease)	% Increase (Decrease)
Wage and benefit expenses	$104,987	$105,791	$(804)	(1%)
All other operating expenses	88,038	94,413	(6,375)	(7%)

	$193,025	$200,204	$(7,179)	(4%)

Wage and benefit expenses

Wage and benefit expenses for the three months ended March 31, 2010 decreased $0.8 million, or 1%, to $105.0 million, as compared to the three months ended March 31, 2009, as decreases in compensation costs due to significant headcount reductions were partially offset by higher benefit costs.

Pension costs are included in Frontier’s wage and benefit expenses. The decline in the value of Frontier’s pension plan assets during 2008 resulted in an increase in its pension expense in 2009 and 2010. Pension costs for the three months ended March 31, 2010 and 2009 were approximately $7.3 million and $8.2 million, respectively. Pension costs include pension expense of $9.0 million and $10.2 million, less amounts capitalized into the cost of capital expenditures of $1.7 million and $2.0 million for the three months ended March 31, 2010 and 2009, respectively.

Frontier’s pension plan assets have increased from $608.6 million at December 31, 2009 to $613.6 million at March 31, 2010, an increase of $5.0 million, or 1%. This increase is a result of positive investment returns of $20.6 million, partially offset by ongoing benefit payments of $15.6 million during the first three months of 2010.

Based on current assumptions and plan asset values, Frontier estimates that its 2010 pension and other postretirement benefit expenses (which were $48.6 million in 2009) will be approximately $40.0 million to $50.0 million. Frontier expects that it will make a $10.0 million cash contribution to its pension plan in 2010, including a payment of $2.6 million which was made in April 2010.

All other operating expenses

All other operating expenses for the three months ended March 31, 2010 decreased $6.4 million, or 7%, to $88.0 million, as compared with the three months ended March 31, 2009, due to lower marketing expenses and consulting fees.

DEPRECIATION AND AMORTIZATION EXPENSE

	For the three months ended March 31,
($ In thousands)	2010	2009	$ Increase (Decrease)	% Increase (Decrease)
Depreciation expense	$86,996	$92,888	$(5,892)	(6%)
Amortization expense	14,053	44,670	(30,617)	(69%)

	$101,049	$137,558	$(36,509)	(27%)

Depreciation and amortization expense for the three months ended March 31, 2010 decreased $36.5 million, or 27%, to $101.0 million, as compared to the three months ended March 31, 2009. The decrease is primarily due to reduced amortization expense, as discussed below, and a declining net asset base, partially offset by changes in the remaining useful lives of certain assets. An independent study updating the estimated remaining useful lives of Frontier’s plant assets is performed annually. Frontier revised its useful lives based on the study effective October 1, 2009. Frontier’s “composite depreciation rate” decreased from 5.6% to 5.2% as a result of the study. Frontier anticipates depreciation expense of approximately $335.0 million to $345.0 million and amortization expense of approximately $56.2 million for 2010 related to its currently owned properties. Amortization expense for the three months ended March 31, 2009 is comprised of $30.6 million for amortization associated with Frontier’s legacy properties, which were fully amortized in June 2009, and $14.1 million for intangible assets (customer base and trade name) that were acquired in the CTE and GVN acquisitions.

ACQUISITION AND INTEGRATION COSTS

	For the three months ended March 31,
($ In thousands)	2010	2009	$ Increase (Decrease)	% Increase (Decrease)
Acquisition and integration costs	$10,370	$—	$10,370	NM

Acquisition and integration costs represent expenses incurred to close the transaction (legal, financial advisory, accounting, regulatory and other related costs) and integrate the network and information technology platforms. While Frontier continues to evaluate certain expenses, it currently expects to incur acquisition and integration costs of approximately $100.0 million in 2010.

INVESTMENT INCOME/OTHER INCOME, NET/INTEREST EXPENSE/

INCOME TAX EXPENSE

	For the three months ended March 31,
($ In thousands)	2010	2009	$ Increase (Decrease)	% Increase (Decrease)
Investment income	$2,497	$3,562	$(1,065)	(30%)
Other income, net	$4,956	$4,685	$271	6%
Interest expense	$93,787	$88,749	$5,038	6%
Income tax expense	$32,056	$22,053	$10,003	45%

Investment Income

Investment income for the three months ended March 31, 2010 declined $1.1 million, or 30%, to $2.5 million as compared with the three months ended March 31, 2009, primarily due to a decrease of $0.9 million in income from short-term investments of cash and cash equivalents, as higher cash balances were more than offset by lower short-term investment rates.

Frontier’s average cash balance was $344.9 million and $170.5 million for the three months ended March 31, 2010 and 2009, respectively.

Other Income, Net

Other income, net for the three months ended March 31, 2010 improved $0.3 million, or 6%, to $5.0 million, as compared with the three months ended March 31, 2009, primarily due to an increase of $2.2 million in settlement of customer advances, partially offset by a decrease of $1.9 million in litigation settlement proceeds.

Interest expense

Interest expense for the three months ended March 31, 2010 increased $5.0 million, or 6%, to $93.8 million, as compared with the three months ended March 31, 2009, primarily due to higher average debt levels and interest rates in 2010. Frontier’s composite average borrowing rate as of March 31, 2010 as compared with the prior year was 32 basis points higher, increasing from 7.54% to 7.86%. Frontier’s average debt outstanding was $4,883.7 million and $4,732.0 million for the three months ended March 31, 2010 and 2009, respectively.

Interest expense increased due to the registered offerings of $600.0 million aggregate principal amount of 8.25% senior unsecured notes due 2014, completed in April 2009, and $600.0 million aggregate principal amount of 8.125% senior unsecured notes due 2018, completed in October 2009. The net proceeds from these offerings were used during 2009 primarily to retire debt that was maturing in 2011 and 2013.

Income tax expense

The effective tax rate for the first three months of 2010 and 2009 was 42.4% and 37.4%, respectively. Income tax expense for the three months ended March 31, 2010 increased $10.0 million, or 45%, to $32.1 million, as compared with the three months ended March 31, 2009, primarily due to higher taxable income and the impact of a $4.1 million charge resulting from the enactment of the Patient Protection and Affordable Care Act and of the Health Care and Education Reconciliation Act of 2010, referred to collectively as the Health Care Act. The Health Care Act enacted in March 2010 has eliminated the tax deduction for the subsidy that Frontier receives under Medicare Part D for prescription drug costs. Frontier did not pay any cash taxes during the three months ended March 31, 2010 as compared to $1.3 million for the first three months of 2009. Frontier expects that its cash taxes in 2010 will be less than $10.0 million. Frontier’s 2010 cash tax requirements will be reduced as a result of 2009 loss carryforwards. In addition, Frontier’s 2010 cash taxes will be impacted by approximately $60.0 million of tax benefits arising from 2009 and 2010 financing and integration costs. Absent the tax benefits generated by integration and refinancing expenses and 2009 loss carryforwards, Frontier estimates that cash taxes would be approximately $60.0 million to $70.0 million in 2010.

INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST IN A PARTNERSHIP

	For the three months ended March 31,
($ in thousands)	2010	2009	$ Increase (Decrease)	% Increase (Decrease)
Income attributable to the noncontrolling interest in a partnership	$907	$652	$255	39%

Income attributable to the noncontrolling interest relates to Frontier’s joint venture, Mohave Cellular LP.

Fiscal year ended December 31, 2009

Frontier’s historical results include the results of operations of CTE from the date of its acquisition on March 8, 2007 and of GVN from the date of its acquisition on October 31, 2007. Accordingly, results of operations for 2009, 2008 and 2007 are not directly comparable as 2009 and 2008 results reflect the inclusion of a full year of operations of CTE and GVN, whereas 2007 results reflect the inclusion of approximately ten months of operations of CTE and of two months of operations of GVN.

Revenue

Consolidated revenue for 2009 decreased $119.1 million, or 5%, to $2,117.9 million as compared to 2008. This decline is a result of lower local services revenue, switched access revenue, long distance services revenue and subsidy revenue, partially offset by a $31.3 million, or 5%, increase in data and Internet services revenue, each as described in more detail below.

Consolidated revenue for 2008 decreased $51.0 million, or 2%, to $2,237.0 million as compared to 2007. Excluding additional revenue attributable to the CTE and GVN acquisitions for a full year in 2008 and for a partial period in 2007, Frontier’s revenue decreased $107.3 million during 2008, or 5%, as compared to 2007. During the first quarter of 2007, Frontier had a significant favorable settlement of a carrier dispute that resulted in a favorable one-time impact to its revenue of $38.7 million. Excluding the additional revenue due to the one-time favorable settlement in the first quarter of 2007 and the additional revenue attributable to the CTE and GVN acquisitions in 2008 and 2007, Frontier’s revenue for the year ended December 31, 2008 declined $68.6 million, or 3%, as compared to the prior year. This decline is a result of lower local services revenue, switched access revenue and subsidy revenue, partially offset by a $37.3 million, or 8%, increase in data and Internet services revenue, each as described in more detail below.

In 2009, Frontier lost approximately 136,800 access lines (net), or 6% on an annual basis. This represents an improvement in its rate of access line loss over 2008, during which Frontier lost approximately 174,800 access lines (net) or 7% on an annual basis. During 2009, Frontier added approximately 56,000 HSI subscribers.

Presented in the table titled “Other financial and operating data” below is a breakdown that presents residential customer counts, average monthly revenue, percentage of customers on price protection plans and churn. It also categorizes revenue into customer revenue (residential and business) and regulatory revenue (switched access and subsidy revenue). Despite the 7% decline in residential customers and the 6% decline in total access lines, Frontier’s customer revenue, which is all revenue except switched access and subsidy revenue, declined in 2009 by 4% as compared to the prior year period.

OTHER FINANCIAL AND OPERATING DATA

	As of December 31, 2009	% Increase (decrease)	As of December 31, 2008	% Increase (decrease)	As of December 31, 2007
Access lines:
Residential	1,349,510	(7%)	1,454,268	(8%)	1,587,930
Business	768,002	(4%)	800,065	(5%)	841,212

Total access lines	2,117,512	(6%)	2,254,333	(7%)	2,429,142

High-Speed Internet subscribers	635,947	10%	579,943	11%	522,845
Video subscribers	172,961	44%	119,919	28%	93,596

	For the year ended December 31,
	2009	$ Increase (decrease)	% Increase (decrease)	2008	$ Increase (decrease)	% Increase (decrease)	2007
Revenue (in 000’s):
Residential	$899,800	$(49,484)	(5%)	$949,284	$(9,169)	(1%)	$958,453
Business	858,460	(24,561)	(3%)	883,021	32,921	4%	850,100

Total customer revenue	1,758,260	(74,045)	(4%)	1,832,305	23,752	1%	1,808,553

Regulatory (Access services)	359,634	(45,079)	(11%)	404,713	(74,749)	(16%)	479,462

Total revenue	$2,117,894	$(119,124)	(5%)	$2,237,018	$(50,997)	(2%)	$2,288,015

Switched access minutes of use (in millions)	8,854		(12%)	10,027		(5%)	10,592
Average monthly total revenue per access line	$80.74		1%	$79.62		2%	$77.72	(1)
Average monthly customer revenue per access line	$67.03		3%	$65.22		4%	$62.49

	As of December 31, 2009	% Increase (decrease)	As of December 31, 2008
Residential customer metrics:
Customers	1,254,508	(7%)	1,347,423
Revenue (in 000’s)	$899,800	(5%)	$949,284
Average monthly residential customer revenue per customer	$57.62	2%	$56.42
Percent of customers on price protection plans	53.2%	19%	44.6%
Customer monthly churn	1.47%	(6%)	1.57%
Products per residential customer (2)	2.54	7%	2.37

(1)	For the year ended December 31, 2007, the calculation includes CTE and GVN data and excludes the $38.7 million favorable one-time impact from the first quarter 2007 settlement of a switched access dispute. The amount is $79.06 with the $38.7 million favorable one-time impact from the settlement.
(2)	Products per residential customer: primary residential voice line, HSI and video products have a value of 1. Frontier long distance, Frontier Peace of Mind, second lines, feature packages and dial-up have a value of 0.5.

REVENUE

	2009			2008			2007
($ in thousands)	Amount	$ Increase (decrease)	% Increase (decrease)	Amount	$ Increase (decrease)	% Increase (decrease)	Amount
Local services	$781,388	$(67,005)	(8%)	$848,393	$(27,369)	(3%)	$875,762
Data and Internet services	636,943	31,328	5%	605,615	61,851	11%	543,764
Access services	359,634	(45,079)	(11%)	404,713	(74,749)	(16%)	479,462
Long distance services	165,774	(16,785)	(9%)	182,559	2,034	1%	180,525
Directory services	107,096	(6,251)	(6%)	113,347	(1,239)	(1%)	114,586
Other	67,059	(15,332)	(19%)	82,391	(11,525)	(12%)	93,916

	$2,117,894	$(119,124)	(5%)	$2,237,018	$(50,997)	(2%)	$2,288,015

Local services

Local services revenue for 2009 decreased $67.0 million, or 8%, to $781.4 million as compared with 2008, primarily due to the continued loss of access lines that accounted for $41.9 million of the decline and a reduction in all other related services revenue of $25.1 million. Enhanced services revenue in 2009 decreased $14.7 million, as compared with 2008, primarily due to a decline in access lines and a shift in customers purchasing Frontier’s unlimited voice communications packages with features included in the bundle instead of purchasing individual features.

Local services revenue for 2008 decreased $27.4 million, or 3%, to $848.4 million as compared to 2007. Local services revenue for 2008 increased $20.4 million as a result of the CTE and GVN acquisitions, and legacy Frontier operations decreased $47.8 million, or 6%, as compared to 2007, primarily due to the continued loss of access lines which accounted for $40.4 million of the decline and a reduction in all other related services of $7.4 million. Enhanced services revenue for 2008, excluding the impact of the CTE and GVN acquisitions for 2008 and 2007, decreased $5.6 million, or 3%, as compared to 2007, primarily due to a decline in access lines and a shift in customers purchasing Frontier’s unlimited voice communications packages instead of individual features. Rate increases that were effective August 2007 resulted in a favorable 2008 impact of $3.0 million.

Data and internet services

Data and Internet services revenue for 2009 increased $31.3 million, or 5%, to $636.9 million as compared with 2008, primarily due to the overall growth in the number of HSI subscribers and high-capacity Internet and ethernet circuits purchased by customers. As of December 31, 2009, the number of Frontier’s HSI subscribers had increased by approximately 56,000, or 10%, since December 31, 2008. Revenue from dedicated high-capacity circuits increased $7.3 million in 2009, as compared with 2008, primarily due to growth in the number of those circuits.

Data and Internet services revenue for 2008 increased $61.9 million, or 11%, to $605.6 million as compared to 2007. Data and Internet services revenue for 2008 increased $24.6 million as a result of the CTE and GVN acquisitions, and legacy Frontier operations increased $37.3 million, or 8%, as compared to 2007, primarily due to the overall growth in the number of HSI subscribers. As of December 31, 2008, the number of Frontier’s HSI subscribers increased by approximately 57,100, or 11%, since December 31, 2007. Revenue from dedicated high-capacity circuits, including the impact of $10.5 million attributable to the CTE and GVN acquisitions, increased $26.9 million in 2008, as compared to 2007, primarily due to growth in the number of those circuits.

Access services

Access services revenue for 2009 decreased $45.1 million, or 11%, to $359.6 million as compared with 2008. Switched access revenue in 2009 of $246.3 million decreased $38.6 million, or 14%, as compared with 2008, primarily due to the impact of a decline in minutes of use related to access line losses and the displacement of minutes of use by wireless, email and other communications services. Access services revenue includes subsidy payments Frontier receives from federal and state agencies, including surcharges billed to customers that are remitted to the FCC. Subsidy revenue, including surcharges billed to customers, for 2009 of $113.3 million decreased $6.5 million, or 5%, as compared with 2008, primarily due to lower receipts under the Federal High Cost Fund (FHCF) program resulting from its reduced cost structure and an increase in the program’s NACPL used by the FCC to allocate funds among all recipients.

Access services revenue for 2008 decreased $74.7 million, or 16%, to $404.7 million as compared to 2007. Access services revenue for 2008 increased $2.6 million as a result of the CTE and GVN acquisitions, and legacy Frontier operations decreased $77.3 million, or 19%, as compared to 2007. Switched access revenue for 2008, excluding the unfavorable impact of the CTE and GVN acquisitions, decreased $56.8 million, or 20%, as compared to 2007, primarily due to the settlement of a carrier dispute resulting in a favorable impact on

Frontier’s 2007 revenue of $38.7 million (a one-time event), and the impact of a decline in minutes of use related to access line losses and the displacement of minutes of use by wireless, email and other communications services. Excluding the impact of that one-time favorable settlement in 2007, Frontier’s switched access revenue for 2008 declined by $18.1 million, or 7% from 2007. Subsidy revenue for 2008, excluding the additional subsidy revenue attributable to the CTE and GVN acquisitions in 2008 and 2007, decreased $20.5 million, or 16%, in 2008 to $104.1 million, as compared to 2007, primarily due to lower receipts under the FHCF program resulting from its reduced cost structure and an increase in the program’s NACPL used by the FCC to allocate funds among all recipients. Subsidy revenue in 2008 was also negatively impacted by $2.5 million in unfavorable adjustments resulting from audits of the FHCF program.

Long distance services

Long distance services revenue for 2009 decreased $16.8 million, or 9%, to $165.8 million as compared with 2008, primarily due to a 3% reduction in the overall minutes of use and a reduction in the average revenue per minute of use.

Long distance services revenue for 2008 increased $2.0 million, or 1%, to $182.6 million as compared to 2007. Long distance services revenue for 2008 increased $5.8 million as a result of the CTE and GVN acquisitions, and legacy Frontier operations decreased $3.8 million, or 2%, as compared to 2007. During 2008, Frontier actively marketed a package of unlimited long distance minutes with its digital phone and state unlimited bundled service offerings.

Directory services

Directory services revenue for 2009 decreased $6.3 million, or 6%, to $107.1 million as compared with 2008, primarily due to lower revenues from yellow pages local advertising.

Directory services revenue for 2008 decreased $1.2 million, or 1%, to $113.3 million as compared to 2007. Directory services revenue for 2008 increased $2.8 million as a result of the CTE and GVN acquisitions, and legacy Frontier operations decreased $4.0 million, or 4%, as compared to 2007 due to lower revenues from yellow pages advertising, mainly in Rochester, New York.

Other

Other revenue for 2009 decreased $15.3 million, or 19%, to $67.1 million as compared with 2008, primarily due to video promotional discounts of approximately $13.6 million.

Other revenue for 2008 decreased $11.5 million, or 12%, to $82.4 million as compared to 2007. Other revenue was impacted by a decrease in equipment sales of $7.0 million, a decrease in service activation fee revenue of $3.3 million and decreased “bill and collect” fee revenue of $3.2 million, partially offset by higher DISH video revenue of $3.3 million.

Operating expenses

NETWORK ACCESS EXPENSES

	2009			2008			2007
($ in thousands)	Amount	$ Increase (decrease)	% Increase (decrease)	Amount	$ Increase (decrease)	% Increase (decrease)	Amount
Network access	$225,907	$3,894	2%	$222,013	$(6,229)	(3%)	$228,242

Network access

Network access expenses for 2009 increased $3.9 million, or 2%, to $225.9 million as compared to 2008 due to higher “aspirational gift” costs (e.g., personal computers), higher long distance carriage costs and additional data backbone costs.

Network access expenses for 2008 decreased $6.2 million, or 3%, to $222.0 million as compared to 2007 primarily due to decreasing rates resulting from more efficient circuit routing for Frontier’s long distance and data products. Network access expenses for 2008 increased $8.9 million as a result of the CTE and GVN acquisitions, and legacy Frontier operations decreased $15.1 million, or 8%, as compared to 2007.

During 2008, Frontier expensed $4.2 million of promotional costs for Master Card gift cards issued to new HSI customers entering into a two-year price protection plan and to existing customers who purchased additional services under a two-year price protection plan and $3.0 million for a flat screen television promotion. In the fourth quarter of 2007, Frontier expensed $11.4 million of promotional costs associated with fourth quarter HSI promotions that subsidized the cost of a new personal computer or a new digital camera provided to customers entering into a multi-year commitment for certain bundled services.

OTHER OPERATING EXPENSES

	2009			2008			2007
($ in thousands)	Amount	$ Increase (decrease)	% Increase (decrease)	Amount	$ Increase (decrease)	% Increase (decrease)	Amount
Wage and benefit expenses	$360,551	$(23,173)	(6%)	$383,724	$(12,210)	(3%)	$395,934
Pension costs	34,196	34,033	NM	163	14,771	101%	(14,608)
Severance and early retirement costs	3,788	(3,810)	(50%)	7,598	(6,276)	(45%)	13,874
Stock based compensation	9,368	1,580	20%	7,788	(1,234)	(14%)	9,022
All other operating expenses	373,194	(38,281)	(9%)	411,475	7,196	2%	404,279

	$781,097	$(29,651)	(4%)	$810,748	$2,247	0%	$808,501

Wage and benefit expenses

Wage and benefit expenses for 2009 decreased $23.2 million, or 6%, to $360.6 million as compared to 2008, primarily due to headcount reductions, decreases in compensation, reduced overtime costs and lower benefit expenses.

Wage and benefit expenses for 2008 decreased $12.2 million, or 3%, to $383.7 million as compared to 2007. Wage and benefit expenses related to the CTE and GVN acquisitions decreased $4.2 million and legacy Frontier operations decreased $8.0 million primarily due to headcount reductions and associated decreases in compensation and benefit costs attributable to the integration of the back office, customer service and administrative support functions of the CTE and GVN operations acquired in 2007.

Pension costs

The decline in the value of Frontier’s pension plan assets during 2008 resulted in an increase in its pension expense in 2009. Pension costs for 2009 and 2008 were approximately $34.2 million and $0.2 million, respectively. Pension costs for 2009 include pension expense of $41.7 million, less amounts capitalized into the cost of capital expenditures of $7.5 million.

Pension costs for 2008 and 2007 were approximately $0.2 million and $(14.6) million, respectively. The amount for 2007 includes the costs for Frontier’s CTE plans acquired in 2007 and reflects the positive impact of a pension curtailment gain of $14.4 million, resulting from the freeze placed on certain pension benefits of the former CTE non-union employees. Also, effective December 31, 2007, the CTE Employees’ Pension Plan was merged into the Frontier Pension Plan.

Frontier’s pension plan assets have increased from $589.8 million at December 31, 2008 to $608.6 million at December 31, 2009, an increase of $18.8 million, or 3%. This increase is a result of positive investment returns of $90.2 million, or 15%, partially offset by ongoing benefit payments of $71.4 million, or 12%, during 2009.

No contributions were made to Frontier’s pension plan during 2007, 2008 and 2009.

Severance and early retirement costs

Severance and early retirement costs for 2009 decreased $3.8 million, or 50%, to $3.8 million as compared with 2008.

Severance and early retirement costs for 2008 decreased $6.3 million, or 45%, as compared to 2007. Severance and early retirement costs of $7.6 million in 2008 include charges recorded in the first half of 2008 of $3.4 million related to employee early retirements and terminations for 42 Rochester, New York employees. Additional severance costs of $4.0 million were recorded in the fourth quarter of 2008, including $1.7 million of enhanced early retirement pension benefits related to 55 employees.

Severance and early retirement costs of $13.9 million in 2007 include a third quarter charge of approximately $12.1 million related to initiatives to enhance customer service, streamline operations and reduce costs. Approximately 120 positions were eliminated as part of this 2007 initiative, most of which were filled by new employees at Frontier’s remaining call centers. In addition, approximately 50 field operations employees agreed to participate in an early retirement program and another 30 employees from a variety of functions left Frontier in 2007.

Stock based compensation

Stock based compensation for 2009 increased $1.6 million, or 20%, to $9.4 million as compared with 2008, due to increased costs for restricted stock awards.

Stock based compensation for 2008 decreased $1.2 million, or 14%, as compared to 2007 due to reduced costs associated with stock units and stock options.

All other operating expenses

All other operating expenses for 2009 decreased $38.3 million, or 9%, to $373.2 million as compared to 2008, due to reduced costs for outside contractors and other vendors, as well as lower fuel, travel and USF surcharges, partially offset by slightly higher marketing expenses.

All other operating expenses for 2008 increased $7.2 million, or 2%, to $411.5 million as compared to 2007, primarily due to the additional expenses attributable to the CTE and GVN acquisitions of $10.0 million in 2008 versus 2007, as 2008 includes a full year of expenses for CTE and GVN while 2007 included approximately ten months of costs for CTE and two months of costs for GVN. Frontier’s purchase of CTE has enabled Frontier to realize cost savings by leveraging its centralized back office, customer service and administrative support functions over a larger customer base.

DEPRECIATION AND AMORTIZATION EXPENSE

	2009			2008			2007
($ in thousands)	Amount	$ Increase (decrease)	% Increase (decrease)	Amount	$ Increase (decrease)	% Increase (decrease)	Amount
Depreciation expense	$362,228	$(17,262)	(5%)	$379,490	$5,055	1%	$374,435
Amortization expense	114,163	(68,148)	(37%)	182,311	10,890	6%	171,421

	$476,391	$(85,410)	(15%)	$561,801	$15,945	3%	$545,856

Depreciation and amortization expense for 2009 decreased $85.4 million, or 15%, to $476.4 million as compared to 2008. The decrease is primarily due to reduced amortization expense, as discussed below, and a declining net asset base, partially offset by changes in the remaining useful lives of certain assets. An independent study updating the estimated remaining useful lives of Frontier’s plant assets is performed annually. Frontier revised its useful lives based on the study effective October 1, 2009. Frontier’s “composite depreciation rate” decreased from 5.6% to 5.2% as a result of the study.

Amortization expense for 2009 is comprised of $57.9 million for amortization associated with legacy Frontier properties, which were fully amortized in June 2009, and $56.3 million for intangible assets (customer base and trade name) that were acquired in the CTE and GVN acquisitions. Amortization expense for legacy Frontier properties was $126.4 million for 2008 and 2007.

Depreciation and amortization expense for 2008 increased $15.9 million, or 3%, to $561.8 million as compared to 2007. Depreciation and amortization expense increased $26.6 million as a result of the CTE and GVN acquisitions, and decreased $10.7 million, or 2%, as compared to 2007, primarily due to a declining net asset base for legacy Frontier properties, partially offset by changes in the remaining useful lives of certain assets.

ACQUISITION AND INTEGRATION COSTS

	2009			2008			2007
($ in thousands)	Amount	$ Increase (decrease)	% Increase (decrease)	Amount	$ Increase (decrease)	% Increase (decrease)	Amount
Acquisition and integration costs	$28,334	$28,334	100%	$—	$—	—	$—

Acquisition and integration costs represent expenses incurred to close the merger (legal, financial advisory, accounting, regulatory and other related costs) and integrate the network and information technology platforms.

INVESTMENT INCOME/OTHER INCOME (LOSS), NET/INTEREST EXPENSE/INCOME TAX EXPENSE

	2009			2008			2007
($ in thousands)	Amount	$ Increase (decrease)	% Increase (decrease)	Amount	$ Increase (decrease)	% Increase (decrease)	Amount
Investment income	$6,285	$(9,833)	(61%)	$16,118	$(21,523)	(57%)	$37,641
Other income (loss), net	$(41,127)	$(35,957)	NM	$(5,170)	$12,663	71%	$(17,833)
Interest expense	$378,214	$15,580	4%	$362,634	$(18,062)	(5%)	$380,696
Income tax expense	$69,928	$(36,568)	(34%)	$106,496	$(21,518)	(17%)	$128,014

Investment income

Investment income for 2009 declined $9.8 million, or 61%, to $6.3 million as compared with 2008 primarily due to reduced equity earnings of $4.2 million and a decrease of $5.6 million in income from short-term investments of cash and cash equivalents, as higher cash balances were more than offset by significantly lower short-term investment rates.

Investment income for 2008 decreased $21.5 million, or 57%, to $16.1 million as compared to 2007, primarily due to a decrease of $22.1 million in income from short-term investments of cash and cash equivalents due to a lower investable cash balance.

Frontier’s average cash balances were $318.0 million, $177.5 million and $594.2 million for 2009, 2008 and 2007, respectively. The 2007 amount reflects the impact of borrowing $550.0 million in December 2006 in anticipation of the Commonwealth acquisition in 2007.

Other income (loss), net

Other income (loss), net for 2009 declined $36.0 million to $(41.1) million as compared with 2008, primarily due to premiums paid on the early retirement of debt of $45.9 million in 2009, partially offset by increased litigation settlement proceeds of $3.8 million.

Other income (loss), net for 2008 improved $12.7 million, or 71%, to $(5.2) million as compared to 2007. Other income (loss), net improved in 2008 primarily due to a reduction in the loss on retirement of debt of $11.9 million and the $4.1 million expense of a bridge loan fee recorded during the first quarter of 2007.

Interest expense

Interest expense for 2009 increased $15.6 million, or 4%, to $378.2 million as compared with 2008, primarily due to higher average debt levels and interest rates in 2009. Frontier’s composite average borrowing rate as of December 31, 2009 as compared with the prior year was 31 basis points higher, increasing from 7.54% to 7.85%.

Interest expense for 2008 decreased $18.1 million, or 5%, to $362.6 million as compared to 2007, primarily due to the amortization of the deferred gain associated with the termination of its interest rate swap agreements and retirement of related debt during the first quarter of 2008, along with slightly lower average debt levels and average interest rates. Frontier’s composite average borrowing rate as of December 31, 2008, as compared to 2007, was 40 basis points lower, decreasing from 7.94% to 7.54%.

Frontier’s average debt outstanding was $4,867.2 million, $4,753.0 million and $4,834.5 million for 2009, 2008 and 2007, respectively. The higher average debt levels for 2009 result primarily from its April 2009 debt offering of $600.0 million, as the net proceeds were not fully utilized to retire existing debt until the fourth quarter of 2009.

Income tax expense

Income tax expense for 2009 decreased $36.6 million, or 34%, to $69.9 million as compared with 2008, primarily due to lower taxable income arising from lower operating income, lower investment income and loss on debt repurchases. The second quarter of 2008 included a reduction in income tax expense of $7.5 million that resulted from the expiration of certain statute of limitations on April 15, 2008, as discussed below.

The effective tax rate for 2009 was 36.2% as compared with 36.6% for 2008 and 37.2% for 2007.

Cash paid for taxes was $59.7 million, $78.9 million and $54.4 million in 2009, 2008 and 2007, respectively. Frontier’s 2009 cash taxes were lower than 2008 and reflect the benefits from accelerated tax depreciation arising from the ARRA, utilization of alternative minimum tax credits and higher interest expense arising from its debt offerings not fully offset by debt repurchases.

Refunds of approximately $56.2 million have been applied for in Frontier’s 2008 tax returns. The refunds result from a tax methods change applied for during the third quarter of 2009. Refunds are recorded on its balance sheet at December 31, 2009 in current assets within income taxes. Frontier recorded approximately $8.2 million (net) related to uncertain tax positions under FASB Interpretation No. (FIN) 48 (ASC Topic 740) in 2009.

Income tax expense for 2008 decreased $21.5 million, or 17%, as compared to 2007, primarily due to lower taxable income and the reduction in income tax expense of $7.5 million recorded in the second quarter of 2008 that resulted from the expiration of certain statute of limitations on April 15, 2008, as discussed below.

As a result of the expiration of certain statutes of limitations on April 15, 2008, the liabilities on Frontier’s books as of December 31, 2007 related to uncertain tax positions recorded under FASB Interpretation No. (FIN) 48 (ASC Topic 740) were reduced by $16.2 million in the second quarter of 2008. This reduction lowered income tax expense by $7.5 million, goodwill by $3.0 million and deferred income tax assets by $5.7 million during the second quarter of 2008.

INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST

IN A PARTNERSHIP

	2009			2008			2007
($ in thousands)	Amount	$ Increase (decrease)	% Increase (decrease)	Amount	$ Increase (decrease)	% Increase (decrease)	Amount
Income attributable to the noncontrolling interest in a partnership	$2,398	$784	49%	$1,614	$(246)	(13%)	$1,860

Income attributable to the noncontrolling interest relates to Frontier’s joint venture, Mohave Cellular LP.

Verizon’s Separate Telephone Operations’ results of operations

Verizon’s wireline business provides customers with communications services that include voice, Internet access, broadband video and data, next generation IP network services, network access, long distance and other services. Verizon’s Separate Telephone Operations represent a portion of Verizon’s wireline business but have not been operated as a distinct business separate from Verizon’s wireline business and do not constitute a separate legal entity. Consequently, financial statements had not historically been prepared for Verizon’s Separate Telephone Operations. Verizon’s Separate Telephone Operations had approximately 8,400 employees as of March 31, 2010.

Verizon’s Separate Telephone Operations are comprised of the local exchange business and related landline activities of Verizon in the states of Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, including long distance services, Internet access and broadband video provided to designated customers in those states.

Verizon’s Separate Telephone Operations are comprised of portions of Verizon California Inc. and Verizon South Inc., and the stock of Contel of the South, Inc., Verizon Northwest Inc., Verizon North Inc., and Verizon West Virginia Inc. (after the transfer of certain operations, assets and liabilities of Verizon North Inc. and Verizon Northwest Inc.); also included in Verizon’s Separate Telephone Operations are portions of Verizon Long Distance LLC and Verizon Enterprise Solutions LLC and Verizon Online LLC. Verizon’s Separate Telephone Operations exclude all activities of Verizon Business Global LLC and Cellco Partnership (doing business as Verizon Wireless).

Verizon California Inc., Verizon Northwest Inc., Verizon North Inc., Verizon South Inc. and Contel of the South, Inc., are wholly owned subsidiaries of GTE Corporation, which is a subsidiary of Verizon. Verizon West Virginia Inc. is a wholly owned subsidiary of Verizon. Verizon Long Distance LLC, Verizon Enterprise Solutions LLC and Verizon Online LLC are indirect wholly owned subsidiaries of Verizon.

Verizon’s Separate Telephone Operations have one reportable segment, servicing territories consisting of local access and transport areas (“LATAs”) in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin. These LATAs are generally centered on a city or based on some other identifiable common geography. Verizon’s Separate Telephone Operations include regulated and unregulated carrier business in thirteen states, consisting principally of:

•	local wireline customers and related operations and assets used to deliver:

¡	local exchange service,

¡	intraLATA toll service,

¡	network access service,

¡	enhanced voice and data services, and

¡	products at retail stores;

•	consumer and small business switched long distance customers (excluding any customers of Verizon Business Global LLC);

•	dial-up, high-speed Internet (or digital subscriber line) and fiber-to-the-premises Internet service provider customers; and

•	broadband video in areas of Indiana, Oregon and Washington.

Many of the communications services Verizon’s Separate Telephone Operations provide are subject to regulation by the state regulatory commissions of Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, with respect to intrastate rates and services and other matters. In Idaho, Verizon’s Separate Telephone Operations has made the election under a statutory amendment into a deregulatory regime that phases out all price regulation. The FCC regulates rates that Verizon’s Separate Telephone Operations charge long distance carriers and end-user subscribers for interstate access services and interstate traffic. All of the broadband video services Verizon’s Separate Telephone Operations provides, including the payment of franchise fees, are subject to regulation by state regulatory commissions or local governmental authorities.

The sections that follow provide information about the important aspects of Verizon’s Separate Telephone Operations and discuss their results of operations, financial position and sources and uses of cash and investments. Also highlighted are key trends and uncertainties related to Verizon’s Separate Telephone Operations to the extent practicable. In its operation of Verizon’s Separate Telephone Operations, Verizon management also monitors several key economic indicators as well as the state of the United States economy in general in evaluating operating results and assessing the potential impacts of these trends on Verizon’s businesses. While most key economic indicators, including gross domestic product, affect Verizon’s operations to some degree, Verizon management historically has noted higher correlations to non-farm employment, personal consumption expenditures and capital spending, as well as more general economic indicators such as inflationary or recessionary trends and housing starts.

Verizon’s Separate Telephone Operations’ results of operations, financial position and sources and uses of cash in the periods presented have reflected, and prior to the merger are expected to continue to reflect, a focus on the following strategic imperatives:

Revenue Growth. To generate revenue growth, Verizon management, including in managing Verizon’s Separate Telephone Operations, is devoting resources to higher growth markets such as broadband markets as well as continuing to develop and market innovative product bundles to include local, long distance and broadband data and video services for consumer and general business retail customers. Verizon management believes these efforts will help counter the effects of competition and technology substitution that have resulted in access line losses.

Profitability Improvement. Verizon management, including in managing Verizon’s Separate Telephone Operations, continues to be sharply focused on cost controls with the objective of driving efficiencies to offset access line losses.

Operational Efficiency. While focusing resources on revenue growth and market share gains, Verizon management, including in managing Verizon’s Separate Telephone Operations, is continually challenging its team to lower expenses, particularly through technology-assisted productivity improvements, including self-service initiatives. The effect of these and other efforts, such as real estate consolidation and call center routing improvements has led to changes in Verizon’s cost structure, including in managing Verizon’s Separate Telephone Operations, with a goal of maintaining and improving operating income margins.

Customer Service. Verizon management’s goal is to be the leading company in customer service in every area Verizon serves. Verizon management, including in managing Verizon’s Separate Telephone Operations, views superior product offerings and customer service experiences as a competitive differentiator and a catalyst to growing revenues and gaining market share. It is committed to providing high-quality customer service and continually monitoring customer satisfaction.

Performance-Based Culture. Verizon management, including in managing Verizon’s Separate Telephone Operations, embraces a culture of accountability, based on individual and team objectives that are performance-based and tied to Verizon’s strategic imperatives. Key objectives of Verizon’s compensation programs are pay-for-performance and the alignment of executives’ and shareowners’ long-term interests. Verizon, including Verizon’s Separate Telephone Operations, also employs a highly diverse workforce, since respect for diversity is an integral part of Verizon’s culture and a critical element of its competitive success.

Basis of presentation

Historically, financial statements have not been prepared for Verizon’s Separate Telephone Operations, as they were not operated as a distinct business separate from Verizon’s wireline business and do not constitute a separate legal entity. The accompanying combined special-purpose financial statements have been prepared to present the statements of selected assets, selected liabilities and parent funding, and statements of income, parent funding and cash flows of Verizon’s Separate Telephone Operations in contemplation of a proposed spin-off and business combination of Verizon’s Separate Telephone Operations. The accompanying combined special-purpose financial statements have been prepared in accordance with U.S. GAAP using specific information where available and allocations where data is not maintained on a state-specific basis within Verizon’s books and records. The allocations impacted substantially all of the income statement items, other than operating revenues, and balance sheet items with the exception of plant, property and equipment, accumulated depreciation and materials and supplies, which were maintained at the state level. Verizon management believes the allocations used to determine selected amounts in the financial statements are appropriate methods to reasonably reflect the related assets, liabilities, revenues and expenses of Verizon’s Separate Telephone Operations. The financial statements of Verizon’s Separate Telephone Operations reflect all adjustments that are necessary for a fair presentation of results of operations and financial condition for the years and interim periods shown including normal recurring accruals and other items. The results for the interim periods are not necessarily indicative of results for the full year.

The combined special-purpose financial statements include the wireline-related businesses, Internet access and long distance services provided by Verizon’s Separate Telephone Operations to customers in the thirteen states in which it operates. All significant intercompany transactions have been eliminated.

Transactions with affiliates

Operating revenue reported by Verizon’s Separate Telephone Operations includes transactions with Verizon for the provision of local telephone services, network access, billing and collection services, interconnection agreements and the rental of facilities and equipment. These services were reimbursed by Verizon based on tariffed rates, market prices, negotiated contract terms that approximated market rates, or actual costs incurred by Verizon’s Separate Telephone Operations.

Verizon was reimbursed by Verizon’s Separate Telephone Operations for specific goods and services it provided to, or arranged for, Verizon’s Separate Telephone Operations based on tariffed rates, market prices or negotiated terms that approximated market rates. These goods and services included items such as communications and data processing services, office space, professional fees and insurance coverage.

Verizon was also reimbursed by Verizon’s Separate Telephone Operations for Verizon’s Separate Telephone Operations’ share of costs incurred by Verizon to provide services on a common basis to all of its subsidiaries. These costs included allocations for marketing, sales, accounting, finance, materials management, procurement, labor relations, legal, security, treasury, human resources, and tax and audit services. The allocations were based on actual costs incurred by Verizon and periodic studies that identified employees or groups of employees who were totally or partially dedicated to performing activities that benefited Verizon’s Separate Telephone Operations. These allocations were also based on the size of Verizon’s Separate Telephone Operations relative to other Verizon subsidiaries. Verizon management believes that these cost allocations are reasonable for the services provided and also believes that these cost allocations are consistent with the nature and approximate amount of the costs that Verizon’s Separate Telephone Operations would have incurred on a stand-alone basis; however, costs may be higher on a stand-alone basis depending on facts and circumstances.

Verizon’s Separate Telephone Operations also recognized an allocated portion of interest expense in connection with their contractual agreements with Verizon for the provision of short-term financing and cash management services. Verizon issues commercial paper and obtains bank loans to fund its working capital requirements, including those of Verizon’s Separate Telephone Operations, and invests funds in temporary investments.

The affiliate operating revenue and expense amounts included only Verizon’s Separate Telephone Operations local exchange business and related landline activities. Because operating expenses associated with Verizon’s Separate Telephone Operations’ long distance and Internet operations were determined predominantly through allocations, separate identification of the affiliate transactions was not available.

Results of operations

Three months ended March 31, 2010 compared to the three months ended March 31, 2009

	Three Months Ended March 31,		% Change
($ in millions)	2010	2009
Operating revenues	$964	$1,043	(7.6)

Operating expenses
Cost of services and sales (exclusive of items shown below)	338	328	3.0
Selling, general and administrative expense	362	236	53.4
Depreciation and amortization expense	180	192	(6.3)

Total operating expenses	880	756	16.4
Operating income	84	287	(70.7)
Interest expense	20	25	(20.0)
Income tax provision	62	90	(31.1)

Net income	$2	$172	(98.8)

	As of or for the Three Months Ended March 31,		% Change
	2010	2009
Operating data (in thousands)
Switched access lines in service	4,108	4,628	(11.2)
Minutes of use (MOUs)	3,831,000	4,286,000	(10.6)
FiOS Internet subscribers	151	126	19.8
FiOS TV subscribers	114	87	31.0
High-Speed Internet subscribers	915	903	1.3

Operating revenues

Operating revenues during the three months ended March 31, 2010 declined $79 million, or 7.6%, compared to the same period in 2009. This decrease was principally related to 11.2% fewer switched access lines in service as of March 31, 2010 compared to March 31, 2009, driven by continued competition and technology substitution, partially offset by revenue growth associated with FiOS Internet, FiOS TV and high-speed Internet subscriber additions of 19.8%, 31.0% and 1.3%, respectively. Fewer access lines resulted in lower local exchange service revenues and lower Universal Service Fund and end-user common line charge revenues. Partially offsetting these declines were increases in Internet and video revenues resulting principally from increased FiOS and high-speed Internet subscribers, which totaled $13 million.

Operating expenses

Cost of services and sales. Cost of services and sales during the three months ended March 31, 2010 increased $10 million, or 3.0%, compared to the same period in 2009. The increase was primarily due to higher content costs associated with continued FiOS subscriber growth, as well as realignment charges of $9 million related to activities to enable Verizon’s Separate Telephone Operations to operate on a stand-alone basis in connection with the proposed merger with Frontier. No similar charges were recorded during the same period in 2009.

Selling, general and administrative expense. Selling, general and administrative expense during the three months ended March 31, 2010 increased $126 million, or 53.4%, compared to the same period in 2009. This increase was primarily due to pension settlement losses of $127 million recorded during the three months ended March 31, 2010. No similar charges were recorded during the same period in 2009.

Depreciation and amortization. Depreciation and amortization expense during the three months ended March 31, 2010 decreased $12 million, or 6.3%, compared to the same period in 2009. The decrease was primarily driven by lower rates of depreciation, partially offset by growth in depreciable telephone plant and equipment as a result of capital spending.

Other results

Interest expense. Interest expense during the three months ended March 31, 2010 decreased $5 million, or 20.0%, compared to the same period in 2009. The decrease was primarily driven by lower average debt balances during the three months ended March 31, 2010 compared to the same period in 2009. During the first quarter of 2010, $200 million of long-term debt with an interest rate of 6.375% was repaid. In addition, the average interest rate on affiliate payables decreased approximately 1% during the three months ended March 31, 2010 compared to the same period in 2009.

Income taxes. The effective income tax rate is the income tax provision stated as a percentage of income before the provision for income taxes. The effective income tax rate for the three months ended March 31, 2010 compared to the similar period in 2009 increased to 96.9% from 34.4%. The increase was primarily driven by a one-time, non-cash income tax charge of $40 million, resulting in a 62.5 percentage point increase to our effective tax rate, as a result of the enactment of the Health Care Act. Under the Health Care Act, beginning in 2013, Verizon and other companies that receive a subsidy under Medicare Part D to provide retiree prescription drug coverage will no longer receive a federal income tax deduction for the expenses incurred in connection with providing the subsidized coverage to the extent of the subsidy received. Because future anticipated retiree prescription drug plan liabilities and related subsidies are already reflected in Verizon’s Separate Telephone Operations’ financial statements, this change required Verizon’s Separate Telephone Operations to reduce the value of the related tax benefits recognized in its financial statements in the period during which the Health Care Act was enacted. The ongoing impact on Verizon’s Separate Telephone Operations’ 2010 effective tax rate from the lower federal income tax deduction is not expected to be significant.

Year ended December 31, 2009 compared to the year ended December 31, 2008

	Year ended December 31,		% Change
($ in millions)	2009	2008
Operating revenues	$4,065	$4,352	(6.6)

Operating expenses
Cost of services and sales (exclusive of items shown below)	1,380	1,435	(3.8)
Selling, general and administrative expense	1,362	1,114	22.3
Depreciation and amortization expense	781	759	2.9

Total operating expenses	3,523	3,308	6.5
Operating income	542	1,044	(48.1)
Other income, net	1	7	(85.7)
Interest expense	92	186	(50.5)
Income tax provision	159	313	(49.2)

Net income	$292	$552	(47.1)

	As of or for the Year Ended December 31,		% Change
	2009	2008

Operating data (in thousands)
Switched access lines in service	4,215	4,766	(11.6)
Minutes of use (MOUs)	15,904,000	18,711,000	(15.0)
FiOS Internet subscribers	148	110	34.5
FiOS TV subscribers	111	69	60.9
High-Speed Internet subscribers	913	887	2.9

Operating revenues

Operating revenues in 2009 of $4,065 million declined $287 million, or 6.6%, compared to 2008. This decrease was principally related to 11.6% fewer switched access lines in service as of December 31, 2009 compared to December 31, 2008, driven by continued competition and technology substitution, partially offset by revenue growth associated with FiOS Internet, FiOS TV and high-speed Internet subscriber additions of 34.5%, 60.9% and 2.9%, respectively. Fewer access lines resulted in lower local exchange service revenues and lower Universal Service Fund and end-user common line charge revenues. However, increases in Internet and video revenues resulting principally from increased FiOS and high-speed Internet subscribers totaled $66 million.

Operating expenses

Cost of services and sales. Cost of services and sales in 2009 of $1,380 million declined $55 million, or 3.8%, compared to 2008. The decrease was primarily the result of lower MOUs, reduced repair and maintenance expenses and lower Universal Service Fund charges, driven by the decrease in access lines. Partially offsetting this decrease in cost of services and sales were higher costs associated with FiOS Internet, FiOS TV and high-speed Internet subscriber additions, as well as realignment charges of $26 million related to activities to enable Verizon’s Separate Telephone Operations to operate on a stand-alone basis in connection with the proposed business combination with Frontier.

Selling, general and administrative expense. Selling, general and administrative expense in 2009 of $1,362 million increased $248 million, or 22.3%, compared to 2008. Verizon’s Separate Telephone Operations recorded pension settlement losses, pension and other postretirement curtailment losses and severance charges of $397 million in 2009 compared to $107 million of similar charges in 2008. These increases were partially offset by lower operating taxes and lower salary and benefits costs associated with lower headcount and cost reduction initiatives.

Depreciation and amortization. Depreciation and amortization expense in 2009 of $781 million increased $22 million, or 2.9%, compared to 2008. The increase was primarily driven by growth in depreciable telephone plant and equipment from additional capital spending and the impact of asset life changes effective January 1, 2009.

Other results

Other income, net. Other income, net includes interest income and other non-operating income and expense items. Other income, net in 2009 of $1 million decreased $6 million, or 85.7%, compared to 2008 as a result of lower income on short-term investments, driven by lower average short-term investment balances during 2009 compared to 2008.

Interest expense. Interest expense in 2009 of $92 million decreased $94 million, or 50.5%, compared to 2008. The decrease was primarily driven by lower average debt balances during 2009 compared to 2008. During the fourth quarter of 2008, $700 million of long-term debt with a weighted-average interest rate of 6.1% was repaid. In addition, the average interest rate on affiliate payables decreased from 3% in 2008 to 1% in 2009.

Income taxes. The effective income tax rate is the income tax provision stated as a percentage of income before the provision for income taxes. The effective income tax rate for Verizon’s Separate Telephone Operations during 2009 was 35.3% compared to 36.2% during 2008. The decrease was primarily due to an increase in percentage impact related to Medicare subsidy tax benefit.

Year ended December 31, 2008 compared to the year ended December 31, 2007

	Year ended December 31,		% Change
($ in millions)	2008	2007
Operating revenues	$4,352	$4,527	(3.9)
Operating expenses
Cost of services and sales (exclusive of items shown below)	1,435	1,523	(5.8)
Selling, general and administrative expense	1,114	1,049	6.2
Depreciation and amortization expense	759	796	(4.6)

Total operating expenses	3,308	3,368	(1.8)
Operating income	1,044	1,159	(9.9)
Other income, net	7	10	(30.0)
Interest expense	186	203	(8.4)
Income tax provision	313	363	(13.8)

Net income	$552	$603	(8.5)

	As of or for the Year Ended December 31,		% Change
	2008	2007

Operating data (in thousands)
Switched access lines in service	4,766	5,307	(10.2)
Minutes of use (MOUs)	18,711,000	20,902,000	(10.5)
FiOS Internet subscribers	110	71	54.9
FiOS TV subscribers	69	26	165.4
High-Speed Internet subscribers	887	848	4.6

Operating revenues

Operating revenues during 2008 of $4,352 million declined $175 million, or 3.9%, compared to 2007. This decrease was principally related to 10.2% fewer switched access lines in service as a result of continued competition and technology substitution, partially offset by revenue growth associated with FiOS Internet, FiOS TV and high-speed Internet subscriber additions of 54.9%, 165.4% and 4.6%, respectively. Fewer access lines resulted in lower local exchange service revenues and lower Universal Service Fund and end-user common line charge revenues. However, increases in Internet and video revenues resulting principally from increased FiOS and high-speed Internet subscribers totaled $92 million.

Operating expenses

Cost of services and sales. Cost of services and sales in 2008 of $1,435 million declined $88 million, or 5.8%, compared to 2007. The decrease was primarily the result of lower MOUs, reduced repair and maintenance expenses and lower Universal Service Fund charges, driven by 10.2% fewer access lines, as well as productivity improvements. Partially offsetting this decrease in cost of services and sales were higher costs associated with FiOS Internet, FiOS TV and high-speed Internet subscriber additions.

Selling, general and administrative expense. Selling, general and administrative expense in 2008 of $1,114 million increased $65 million, or 6.2%, compared to 2007. Higher advertising, contractor and other costs associated with the growth of FiOS Internet, FiOS TV and the high-speed Internet business and lower gains on asset sales in 2008 as well as pension settlement losses of $98 million were partially offset by lower salary and benefits costs associated with lower allocated headcount and cost reduction initiatives.

Depreciation and amortization. Depreciation and amortization expense in 2008 of $759 million decreased $37 million, or 4.6%, compared to 2007 primarily driven by lower rates of depreciation, partially offset by growth in depreciable telephone plant and equipment from additional capital spending.

Other results

Other income, net. Other income, net in 2008 of $7 million declined $3 million, or 30.0%, compared to 2007 as a result of lower income on short-term investments, driven by lower average short-term investment balances during 2008 compared to 2007.

Interest expense. Interest expense in 2008 of $186 million declined $17 million, or 8.4%, compared to 2007. The decrease was primarily driven by lower average debt balances during 2008 compared to 2007. During the fourth quarter of 2008, $700 million of long-term debt with a weighted-average interest rate of 6.1% was repaid. In addition, the average interest rate on affiliate payables decreased from 5.3% in 2007 to 3% in 2008. These decreases were partially offset by higher average affiliate payables in 2008 compared to 2007.

Income taxes. The effective income tax rate for Verizon’s Separate Telephone Operations during 2008 was 36.2% compared to 37.6% during 2007. The decline in the effective income tax rate was primarily due to a tax benefit recorded in 2008 related to interest on uncertain tax positions.

Liquidity and capital resources

The combined company

As a result of the spin-off and merger, the combined company will have significantly larger business operations and, consequently, greater working capital, capital expenditure and other liquidity needs. Upon the completion of the spin-off and merger, the combined company will have approximately $3.5 billion of additional indebtedness (including the notes) compared to Frontier’s indebtedness immediately prior to the merger. As of March 31, 2010, Frontier had outstanding indebtedness equal to approximately $4.8 billion, which will remain an obligation of the combined company. As a result of the combined company’s greater liquidity requirements, Frontier has entered into a new $750 million revolving credit facility that will replace Frontier’s existing revolving credit facility upon and subject to the closing of the merger and the termination of the existing revolving credit facility in order to ensure that the combined company has additional flexibility to meet its liquidity needs. See “Financing of the Combined Company—Description of Frontier Indebtedness— Frontier Credit Facilities.” In addition, the combined company may need or elect to raise capital in order to finance or pre-fund commitments which may be made to governmental authorities in connection with the spin-off and merger, including commitments with regard to capital expenditures. See “Business—Regulatory Environment—Regulation of the Combined Company’s Business After the Spin-off and Merger.” The payment obligations that will arise from such assumed and existing indebtedness, and any potential future indebtedness the combined company incurs, will constitute a significant use of its operating cash flows. See “Financing of the Combined Company.”

Assuming completion of the spin-off and merger, based on the level of debt and the projected cash flows that the combined company will be assuming from Spinco, the combined company’s overall debt will increase but its capacity to service the debt will be significantly enhanced as compared to Frontier’s capacity today.

Frontier anticipates that the combined company’s operating cash flows, together with any cash balances and borrowing capacity under its new revolving credit facility, will be adequate to finance its working capital requirements, fund capital expenditures, make required debt payments, pay taxes, pay dividends to its stockholders in accordance with its dividend policy and support its short-term and long-term operating strategies. However, a number of factors, including, but not limited to, losses of access lines, pricing pressure from increased competition, lower subsidy and access revenues and the impact of the current economic environment, may reduce the combined company’s operating cash flows.

Frontier

Three months ended March 31, 2010

As of March 31, 2010, Frontier had cash and cash equivalents aggregating $331.1 million. Frontier’s primary source of funds continued to be cash generated from operations. For the three months ended March 31, 2010, Frontier used cash flow from operations and cash on hand to fund all of its investing and financing activities, including debt repayments.

Frontier believes its operating cash flows, existing cash balances, and existing revolving credit facility will be adequate to finance its working capital requirements, fund capital expenditures, make required debt payments, pay taxes, pay dividends to its stockholders in accordance with its dividend policy, pay its acquisition and integration costs and capital expenditures, and support its short-term and long-term operating strategies through 2010. However, a number of factors, including but not limited to, losses of access lines, pricing pressure from increased competition, lower subsidy and switched access revenues and the impact of the current economic environment are expected to reduce Frontier’s cash generated by operations. In addition, although Frontier believes, based on information available to it, that the financial institutions syndicated under its existing revolving credit facility (as well as the new revolving credit facility that will replace the existing revolving credit facility upon closing of the merger) would be able to fulfill their commitments to Frontier, given the current economic environment and the recent severe contraction in the global financial markets, this could change in the future. Further, Frontier’s below-investment grade credit ratings may also make it more difficult and expensive to refinance its maturing debt. As of March 31, 2010, Frontier has approximately $6.3 million of debt maturing during the last nine months of 2010 and approximately $280.0 million of debt maturing in 2011.

Cash flow provided by operating activities

Cash flow provided by operating activities declined $23.9 million, or 16%, for the three months ended March 31, 2010 as compared with the prior year period, as Frontier’s operating income before depreciation and amortization decreased during the first three months of 2010 as compared to 2009.

Frontier did not pay any cash taxes during the first three months of 2010. Frontier expects that for the full year of 2010 its cash taxes will be less than $10.0 million. Frontier’s 2010 cash tax requirements will be reduced as a result of 2009 loss carryforwards. In addition, Frontier’s 2010 cash taxes will be impacted by approximately $60.0 million of tax benefits arising from 2009 and 2010 financing and integration costs. Absent the tax benefits generated by integration and refinancing expenses and 2009 loss carryforwards, Frontier estimates that cash taxes would be approximately $60.0 million to $70.0 million in 2010.

In connection with the pending spin-off and merger, Frontier commenced activities during 2009 to obtain the necessary regulatory approvals, plan and implement systems conversions and begin other initiatives necessary to effectuate the closing, and enable the combined company to implement Frontier’s “go to market” strategy at closing. As a result, Frontier incurred $10.4 million of acquisition and integration costs and $29.7 million in capital expenditures related to Verizon integration activities during the first three months of 2010. While Frontier continues to evaluate certain expenses, it currently expects to incur operating expenses, including deal costs, and capital expenditures of approximately $100.0 million and $180.0 million, respectively, in 2010 related to these integration activities.

Cash flow used by investing activities

Capital expenditures

For the three months ended March 31, 2010 and 2009, Frontier’s capital expenditures were $69.6 million (including $29.7 million of Spinco integration–related capital expenditures) and $54.6 million, respectively. Frontier continues to closely scrutinize all of its capital projects, emphasize return on investment and focus its capital expenditures on areas and services that have the greatest opportunities with respect to revenue growth and cost reduction. Frontier anticipates capital expenditures of approximately $220.0 million to $240.0 million for 2010 related to its currently owned properties.

In connection with the pending acquisition of approximately 4.1 million access lines (as of March 31, 2010) from Verizon, Frontier has commenced activities to obtain the necessary regulatory approvals, plan and implement systems conversions and other initiatives necessary to effectuate the closing and enable the combined company to implement Frontier’s “go to market” strategy at closing. As a result, Frontier expects to incur operating expenses, including deal costs, and capital expenditures of approximately $100.0 million and $180.0 million, respectively, in 2010 related to the pending spin-off and merger.

In February 2009, the President signed into law an economic stimulus package, the ARRA, that includes $7.2 billion in funding, through grants and loans, for new broadband investment and adoption in unserved and underserved communities. Frontier filed applications for the first round of stimulus funding in West Virginia, but was notified in February 2010 that it was not selected. The State of West Virginia was selected to receive $130.0 million in stimulus funding and Frontier will seek to work with the state in these projects. The federal agencies responsible for administering the programs released rules and evaluation criteria for the second round of funding, with applications due by March 15, 2010. Frontier filed a single application for $5.0 million in the second round for a middle mile project in Idaho.

Cash flow used by and provided from financing activities

Debt reduction

During the first three months of 2010, Frontier retired an aggregate principal amount of $1.0 million of debt, consisting of $0.7 million of senior unsecured debt and $0.3 million of rural utilities service loan contracts.

Frontier may from time to time repurchase its debt in the open market, through tender offers, exchanges of debt securities, by exercising rights to call or in privately negotiated transactions. Frontier may also refinance existing debt or exchange existing debt for newly issued debt obligations.

Interest rate management

On January 15, 2008, Frontier terminated all of its interest rate swap agreements representing $400.0 million notional amount of indebtedness associated with its Senior Notes due in 2011 and 2013. Frontier no longer maintains any interest rate swap arrangements.

Credit facilities

As of March 31, 2010, Frontier had an available line of credit under its revolving credit facility with seven financial institutions in the aggregate amount of $250.0 million. Associated facility fees vary, depending on Frontier’s debt leverage ratio, and were 0.275% per annum as of March 31, 2010. The contractual expiration date for this $250.0 million five-year revolving credit agreement is May 18, 2012. However, Frontier expects that the new revolving credit facility will replace the existing revolving credit facility upon completion of the merger, as discussed below. During the term of the credit facility Frontier may borrow, repay and reborrow funds, subject to customary borrowing conditions. The credit facility is available for general corporate purposes but may not be used to fund dividend payments.

On March 24, 2010, Frontier entered into a new $750.0 million revolving credit facility (the New Credit Facility) that will become effective upon, and subject to (1) the closing of the merger, (2) the termination of Frontier’s existing revolving credit facility and (3) other customary conditions. The terms of the New Credit Facility are set forth in the Credit Agreement, dated as of March 23, 2010, among Frontier, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (the Credit Agreement). Associated facility fees under the New Credit Facility will vary from time to time depending on Frontier’s credit rating (as defined in the Credit Agreement). The New Credit Facility is scheduled to terminate on the date that is three years and six months after the effective date of the New Credit Facility. During the term of the New Credit Facility, Frontier may borrow, repay and reborrow funds, and may obtain letters of credit, subject to customary borrowing conditions. Loans under the New Credit Facility will bear interest based on the alternate base rate or the adjusted LIBOR rate (each as determined in the Credit Agreement), at Frontier’s election, plus a margin specified in the Credit Agreement based on Frontier’s credit rating. Letters of credit issued under the New Credit Facility will also be subject to fees that vary depending on Frontier’s credit rating. The New Credit Facility will be available for general corporate purposes but may not be used to fund dividend payments.

Covenants

The terms and conditions contained in Frontier’s indentures and credit facility agreements include the timely payment of principal and interest when due, the maintenance of Frontier’s corporate existence, keeping proper books and records in accordance with U.S. GAAP, restrictions on the allowance of liens on Frontier’s assets, and restrictions on asset sales and transfers, mergers and other changes in corporate control. Except in connection with the spin-off and the merger, as described below, Frontier currently has no restrictions on the payment of dividends either by contract, rule or regulation, other than those imposed by the General Corporation Law of the State of Delaware, referred to as the DGCL. However, Frontier would be restricted under its credit facilities from declaring dividends if an event of default has occurred and is continuing at the time or will result from the dividend declaration.

Frontier’s $200.0 million term loan facility with the Rural Telephone Finance Cooperative, referred to as the RTFC, which matures in 2011, its $250.0 million credit facility, and its $150.0 million and $135.0 million senior unsecured term loans, each contain a maximum leverage ratio covenant. Under those covenants, Frontier is required to maintain a ratio of (i) total indebtedness minus cash and cash equivalents in excess of $50.0 million to (ii) consolidated adjusted EBITDA (as defined in the agreements) over the last four quarters no greater than 4.50 to 1.

Frontier’s credit facilities and certain indentures for its senior unsecured debt obligations limit its ability to create liens or merge or consolidate with other companies and its subsidiaries’ ability to borrow funds, subject to important exceptions and qualifications.

As of March 31, 2010, Frontier was in compliance with all of its debt and credit facility covenants.

Dividends

Frontier intends to pay regular quarterly dividends. Frontier’s ability to fund a regular quarterly dividend will be impacted by its ability to generate cash from operations. The declarations and payment of future dividends will be at the discretion of Frontier’s board of directors, and will depend upon many factors, including its financial condition, results of operations, growth prospects, funding requirements, applicable law, restrictions in agreements governing Frontier’s indebtedness and other factors its board of directors deems relevant. Frontier has announced that after the closing of the spin-off and merger it intends to reduce its annual cash dividend from $1.00 per share to $0.75 per share, subject to applicable law and within the discretion of its board of directors, as discussed above. Until consummation of the spin-off and the merger or termination of the merger agreement, Frontier is also restricted from increasing the amount of its dividends by the terms of its merger agreement with Verizon.

Off-balance sheet arrangements

Frontier does not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect upon its financial statements.

Critical Accounting Policies and Estimates

There have been no material changes to Frontier’s critical accounting policies and estimates in the three months ended March 31, 2010. See “—Fiscal year ended December 31, 2009—Critical Accounting Policies and Estimates.”

Fiscal year ended December 31, 2009

As of December 31, 2009, Frontier had cash and cash equivalents aggregating $358.7 million. Its primary source of funds continued to be cash generated from operations. For the year ended December 31, 2009, Frontier used cash flow from operations, new borrowings and cash on hand to fund all of its investing and financing activities, including debt repayments.

Cash flow provided by operating activities

Cash flow provided by operating activities improved $3.5 million for 2009 as compared to 2008.

Cash flow provided by operating activities declined $82.4 million, or 10%, for 2008 as compared to 2007. The decline resulted from a drop in operating income, as adjusted for non-cash items, lower investment income, a decrease in accounts payable and an increase in current income tax expenditures. These declines were partially offset by a decrease in accounts receivable that positively impacted Frontier’s cash position as compared to the prior year. Frontier paid $78.9 million in cash taxes during 2008.

Cash paid for taxes was $59.7 million, $78.9 million and $54.4 million in 2009, 2008 and 2007, respectively. Frontier’s 2009 cash taxes were lower than 2008 and reflect the benefits from accelerated tax depreciation arising from the ARRA, utilization of alternative minimum tax credits and higher interest expense arising from its debt offerings not fully offset by debt repurchases.

Frontier incurred $28.3 million of acquisition and integration costs and $25.0 million in capital expenditures related to Spinco integration activities in 2009.

Cash flow used by investing activities

Acquisitions

On March 8, 2007, Frontier acquired Commonwealth in a cash-and-stock taxable transaction, for a total consideration of approximately $1.1 billion. Frontier paid $804.1 million in cash ($663.7 million net, after cash acquired) and issued its common stock with a value of approximately $249.8 million.

In connection with the acquisition of Commonwealth, Frontier assumed $35.0 million of debt under a revolving credit facility and $191.8 million face amount of Commonwealth convertible notes (fair value of $209.6 million). During March 2007, Frontier paid down in full the $35.0 million credit facility. Frontier retired all of the Commonwealth notes as of December 31, 2008.

On October 31, 2007, Frontier acquired GVN for a total cash consideration of $62.0 million.

Capital expenditures

In 2009, 2008 and 2007, Frontier’s capital expenditures were $256.0 million (including $25.0 million of Spinco integration-related capital expenditures), $288.3 million and $315.8 million, respectively.

Cash flow used by and provided from financing activities

Issuance of debt securities

On October 1, 2009, Frontier completed a registered debt offering of $600.0 million aggregate principal amount of 8.125% senior unsecured notes due 2018. The issue price was 98.441% of the principal amount of the notes, and Frontier received net proceeds of approximately $578.7 million from the offering after deducting underwriting discounts and offering expenses. Frontier used the net proceeds from the offering, together with cash on hand (including cash proceeds from its April 2009 debt offering described below), to finance a cash tender offer for its outstanding 9.250% Senior Notes due 2011 (the 2011 Notes) and its outstanding 6.250% Senior Notes due 2013 (the 2013 Notes), as described below.

On April 9, 2009, Frontier completed a registered offering of $600.0 million aggregate principal amount of 8.250% senior unsecured notes due 2014. The issue price was 91.805% of the principal amount of the notes. Frontier received net proceeds of approximately $538.8 million from the offering after deducting underwriting discounts and offering expenses. Frontier used the net proceeds from the offering to repurchase outstanding debt, as described below.

On March 28, 2008, Frontier borrowed $135.0 million under a senior unsecured term loan facility that was established on March 10, 2008. The loan matures in 2013 and bears interest based on the prime rate or LIBOR at Frontier’s election, plus a margin which varies depending on its debt leverage ratio. Frontier used the proceeds to repurchase, during the first quarter of 2008, $128.7 million principal amount of the 2011 Notes and to pay for the $6.3 million of premium on early retirement of those notes.

On March 23, 2007, Frontier issued in a private placement an aggregate $300.0 million principal amount of 6.625% Senior Notes due 2015 and $450.0 million principal amount of 7.125% Senior Notes due 2019. Proceeds from the sale were used to pay down in full $200.0 million principal amount of indebtedness borrowed on March 8, 2007 under a bridge loan facility in connection with the acquisition of Commonwealth, and to redeem, on April 26, 2007, $495.2 million principal amount of its 7.625% Senior Notes due 2008. In the second quarter of 2007, Frontier completed an exchange offer (to publicly register the debt) for the $750.0 million in total of private placement notes described above, in addition to the $400.0 million principal amount of 7.875% Senior Notes due 2027 issued in a private placement on December 22, 2006, for registered notes.

Debt reduction

In 2009, Frontier retired an aggregate principal amount of $1,048.3 million of debt, consisting of $1,047.3 million of senior unsecured debt, as described in more detail below, and $1.0 million of rural utilities service loan contracts.

During the fourth quarter of 2009, Frontier purchased and retired, in accordance with the terms of the tender offer referred to above, approximately $564.4 million aggregate principal amount of the 2011 Notes and approximately $83.4 million aggregate principal amount of the 2013 Notes. The aggregate consideration for these debt repurchases was $701.6 million, which was financed with the proceeds of the October 2009 debt offering and a portion of the proceeds of the April 2009 debt offering, each as described above. The repurchases in the tender offer resulted in a loss on the early retirement of debt of approximately $53.7 million, which Frontier recognized in the fourth quarter of 2009.

In addition to the debt tender offer, Frontier used $388.9 million of the April 2009 debt offering proceeds to repurchase in 2009 $396.7 million principal amount of debt, consisting of $280.8 million of the 2011 Notes, $54.1 million of its 7.875% Senior Notes due January 15, 2027, $35.9 million of the 2013 Notes, $16.0 million of its 7.125% Senior Notes due March 15, 2019, and $9.9 million of its 6.800% Debentures due August 15, 2026. An additional $7.8 million net gain was recognized and included in Other income (loss), net in its consolidated statements of operations for the year ended December 31, 2009 as a result of these other debt repurchases.

As a result of these 2009 debt transactions described above, as of December 31, 2009, Frontier had reduced its debt maturities through 2013 to approximately $7.2 million maturing in 2010, $280.0 million maturing in 2011, $180.4 million maturing in 2012 and $709.9 million maturing in 2013.

In 2008, Frontier retired an aggregate principal amount of $144.7 million of debt, consisting of $128.7 million principal amount of the 2011 Notes, $12.0 million of other senior unsecured debt and rural utilities service loan contracts, and $4.0 million of 5% Company Obligated Mandatorily Redeemable Convertible Preferred Securities (“EPPICS.”)

In 2007, Frontier retired an aggregate principal amount of $967.2 million of debt, including $3.3 million of EPPICS, and $17.8 million of 3.25% Commonwealth convertible notes that were converted into its common stock. On April 26, 2007, Frontier redeemed $495.2 million principal amount of its 7.625% Senior Notes due 2008 at a price of 103.041% plus accrued and unpaid interest. During the first quarter of 2007, Frontier borrowed and repaid $200.0 million utilized to temporarily fund the acquisition of Commonwealth, and Frontier paid down in full the $35.0 million Commonwealth credit facility. Through December 31, 2007, Frontier retired $183.3 million face amount of Commonwealth convertible notes for which Frontier paid $165.4 million in cash and $36.7 million in common stock. Frontier also paid down $44.6 million of industrial development revenue bonds and $4.3 million of rural utilities service loan contracts.

EPPICS

As of December 31, 2008 and 2009, there was no EPPICS related debt outstanding to third parties. The following disclosure provides the history regarding this issuance.

In 1996, Frontier’s consolidated wholly owned subsidiary, Citizens Utilities Trust (the Trust), issued, in an underwritten public offering, 4,025,000 shares of 5% EPPICS, representing preferred undivided interests in the assets of the Trust, with a liquidation preference of $50 per security (for a total liquidation amount of $201.3 million). These securities had an adjusted conversion price of $11.46 per share of Frontier’s common stock. The conversion price was reduced from $13.30 to $11.46 during the third quarter of 2004 as a result of the $2.00 per share of common stock special, non-recurring dividend. The proceeds from the issuance of the EPPICS and a Frontier capital contribution were used to purchase $207.5 million aggregate liquidation amount of 5% Partnership Convertible Preferred Securities due 2036 from another wholly owned consolidated subsidiary, Citizens Utilities Capital L.P. (the “Partnership”). The proceeds from the issuance of the Partnership Convertible Preferred Securities and a Frontier capital contribution were used to purchase from Frontier $211.8 million aggregate principal amount of 5% Convertible Subordinated Debentures due 2036. The sole assets of the Trust were the Partnership Convertible Preferred Securities, and Frontier’s Convertible Subordinated Debentures were substantially all the assets of the Partnership. Frontier’s obligations under the agreements relating to the issuances of such securities, taken together, constituted a full and unconditional guarantee by Frontier of the Trust’s obligations relating to the EPPICS and the Partnership’s obligations relating to the Partnership Convertible Preferred Securities.

In accordance with the terms of the issuances, Frontier paid the annual 5% interest in quarterly installments on the Convertible Subordinated Debentures in 2008 and 2007. Cash was paid (net of investment returns) to the Partnership in payment of the interest on the Convertible Subordinated Debentures. The cash was then distributed by the Partnership to the Trust and then by the Trust to the holders of the EPPICS.

As of December 31, 2008, EPPICS representing the total aggregate liquidation preference of $197.8 million have been converted into 15,969,645 shares of its common stock. There were no outstanding EPPICS as of December 31, 2008 and 2009. As a result of the redemption of all outstanding EPPICS as of December 31, 2008, the $10.5 million in debt with related parties was reclassified by Frontier against an offsetting investment.

Interest rate management

On January 15, 2008, Frontier terminated all of its interest rate swap agreements representing $400.0 million notional amount of indebtedness associated with its 2011 Notes and 2013 Notes. Cash proceeds from the swap terminations of approximately $15.5 million were received in January 2008. The related gain has been deferred on the consolidated balance sheet, and is being amortized into interest expense over the term of the associated debt. Frontier recognized $7.6 million and $5.0 million of deferred gain during 2009 and 2008, respectively, and anticipates recognizing an additional $1.0 million of deferred gain during 2010. For 2007, the interest expense resulting from these interest rate swaps totaled approximately $2.4 million. At December 31, 2009, and 2008, Frontier did not have any derivative instruments.

Credit facility

As of December 31, 2009, Frontier had an available line of credit under its existing revolving credit facility with seven financial institutions in the aggregate amount of $250.0 million and there were no outstanding standby letters of credit issued under the facility. Associated facility fees were 0.225% per annum as of December 31, 2009.

Proceeds from the sale of equity securities

Frontier receives proceeds from the issuance of its common stock upon the exercise of options pursuant to its stock-based compensation plans. For the years ended December 31, 2009, 2008 and 2007, Frontier received approximately $0.8 million, $1.4 million and $13.8 million, respectively, upon the exercise of outstanding stock options.

Share repurchase programs

There were no shares repurchased during 2009 under a share repurchase program.

During 2008, Frontier repurchased 17,778,300 shares of its common stock at an aggregate cost of $200.0 million. During 2007, Frontier repurchased 17,279,600 shares of its common stock at an aggregate cost of $250.0 million.

Future commitments

A summary of its future contractual obligations and commercial commitments as of December 31, 2009 is as follows:

Contractual Obligations:

($ in thousands)	Total	Payment due by period
		2010	2011-2012	2013-2014	Thereafter
Long-term debt obligations, excluding interest	$4,884,151	$7,236	$460,322	$1,310,372	$3,106,221
Interest on long-term debt	4,593,546	362,308	703,055	592,803	2,935,380
Operating lease obligations	64,288	24,417	20,034	12,903	6,934
Purchase obligations	30,269	11,026	10,828	8,250	165
Liability for uncertain tax positions	56,860	3,454	45,538	7,587	281

Total	$9,629,114	$408,441	$1,239,777	$1,931,915	$6,048,981

At December 31, 2009, Frontier had outstanding performance letters of credit totaling $27.7 million.

Divestitures

On August 24, 1999, Frontier’s board of directors approved a plan to divest its public utilities services businesses, which included gas, electric and water and wastewater businesses. Frontier has sold all of these properties. In 2006, Frontier disposed of ELI, its former CLEC business. All of the agreements relating to the sales provide that Frontier will indemnify the buyer against certain liabilities (typically liabilities relating to events that occurred prior to sale), including environmental liabilities, for claims made by specified dates and that exceed threshold amounts specified in each agreement (see Note 21 to Frontier’s audited consolidated financial statements included elsewhere in this information statement/prospectus).

Critical accounting policies and estimates

Frontier reviews all significant estimates affecting its consolidated financial statements on a recurring basis and records the effect of any necessary adjustment prior to their publication. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements; accordingly, it is possible that actual results could differ from those estimates and changes to estimates could occur in the near term. The preparation of Frontier’s financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses during the reporting period. Estimates and judgments are used when accounting for allowance for doubtful accounts, impairment of long-lived assets, impairment of intangible assets, depreciation and amortization, pension and other postretirement benefits, income taxes, contingencies and purchase price allocations, among others.

Frontier’s management has discussed the development and selection of these critical accounting estimates with the audit committee of its board of directors and its audit committee has reviewed its disclosures relating to such estimates.

Allowance for doubtful accounts

Frontier maintains an allowance for estimated bad debts based on its estimate of collectability of its accounts receivable through a review of aging categories and specific customer accounts. In 2009 and 2008, Frontier had no “critical estimates” related to telecommunications bankruptcies.

Asset impairment

In 2009 and 2008, Frontier had no “critical estimates” related to asset impairments.

Intangibles

Frontier’s indefinite lived intangibles consist of goodwill and trade name, which resulted from the purchase of ILEC properties. Frontier tests for impairment of these assets annually, or more frequently, as circumstances warrant. Frontier reorganized its management and operating structure during the first quarter of 2009 to include its Rochester market with its existing New York State properties and the rest of the East Region. This structure is consistent with how its Chief Operating Decision Makers (CEO, CFO and COO) review its results on a daily, weekly and monthly basis. As a result of the change, Frontier’s operating segments (reporting units) decreased from 4 (at December 31, 2008) to 3 (effective as of March 31, 2009). After making the change in its operating segments, Frontier reviewed its goodwill impairment test by comparing the EBITDA multiples for each reporting unit to their carrying values noting that no impairment indicator was present. Further, Frontier determined that no impairment was indicated at December 31, 2008 and March 31, 2009 for either the East or Rochester reporting units and combining them did not alter the conclusion at either date. No potential impairment was indicated and no further analysis was deemed necessary.

All of Frontier’s ILEC properties share similar economic characteristics and, as a result, Frontier aggregates its three operating segments into one reportable segment. In determining fair value of goodwill during 2009 Frontier compared the net book value of the reporting units to current trading multiples of ILEC properties as well as trading values of its publicly traded common stock. Additionally, Frontier utilized a range of prices to gauge sensitivity. Its test determined that fair value exceeded book value of goodwill for each of its reporting units as of December 31, 2009.

Goodwill by reporting unit (operating segment) at December 31, 2009 is as follows:

	Reporting units
($ in thousands)	East	West	Central
Goodwill	$1,201,387	$34,736	$1,406,200

Frontier did not have any changes to its operating segments, reporting units, or changes in the allocation of goodwill by reporting unit during the years ended December 31, 2007 and 2008. During the first quarter of 2007 Frontier acquired Commonwealth and included its operations and any related goodwill in Frontier’s Central region.

Each of the above noted reporting units is an operating segment. The first step in the goodwill impairment test compares the carrying value of net assets of the reporting unit to its fair value. The result of this first step indicated that fair value of each reporting unit exceeded the carrying value of such reporting units by a wide margin. As a result, the second step of the goodwill impairment test was not required.

Frontier estimates fair value in two ways: (1) market or transaction based and (2) equity based utilizing its share price. Market values for rural ILEC properties are typically quoted as a multiple of cash flow or EBITDA. Marketplace transactions and analyst reports support a range of values around a multiple of 6 to 6.5 times annualized EBITDA. For the purpose of the goodwill impairment test Frontier defines EBITDA as operating income plus depreciation and amortization. Frontier determined the fair value estimates using 6 times EBITDA but also used lower EBITDA multiples to gauge the sensitivity of the estimate and its effect on the margin of excess of fair value over the carrying values of the reporting units. Additionally, a second test was performed using its public market equity value or market capitalization. Market capitalization (current market stock price times total shares outstanding) is a public market indicator of equity value and is useful in corroborating the 6 times EBITDA valuation because Frontier is singularly engaged in rural ILEC operating activities. Its stock price on December 31, 2009 was $7.81 and when compared to the fair value using the EBITDA multiple obtained above, exceeded such value before consideration of any applicable control premium. Frontier also used lower per share stock prices to gauge the sensitivity of the estimate and its effect on the margin of excess fair value over the carrying value. Total market capitalization determined in this manner is then allocated to the reporting units based upon each unit’s relative share of consolidated EBITDA. Frontier’s method of determining fair value has been consistently applied for the three years ending December 31, 2009.

Depreciation and amortization

The calculation of depreciation and amortization expense is based on the estimated economic useful lives of the underlying property, plant and equipment and identifiable intangible assets. An independent study updating the estimated remaining useful lives of its property, plant and equipment assets is performed annually. Frontier adopted the lives proposed in the study effective October 1, 2009. Its “composite depreciation rate” decreased from 5.6% to 5.2% as a result of the study. Frontier anticipates depreciation expense of approximately $335.0 million to $355.0 million for 2010 related to its currently owned properties. Frontier periodically reassesses the useful life of its intangible assets to determine whether any changes to those lives are required.

Pension and other postretirement benefits

Frontier’s estimates of pension expense, other postretirement benefits including retiree medical benefits and related liabilities are “critical accounting estimates.” Frontier sponsors a noncontributory defined benefit pension plan covering a significant number of its current and former employees and other postretirement benefit plans that provide medical, dental, life insurance and other benefits for covered retired employees and their beneficiaries and covered dependents. The pension plans for the majority of its current employees are frozen. All of the employees who are still accruing pension benefits are represented employees. The accounting results for pension and other postretirement benefit costs and obligations are dependent upon various actuarial assumptions applied in the determination of such amounts. These actuarial assumptions include the following: discount rates, expected long-term rate of return on plan assets, future compensation increases, employee turnover, healthcare cost trend rates, expected retirement age, optional form of benefit and mortality. Frontier reviews these assumptions for changes annually with its independent actuaries. Frontier considers its discount rate and expected long-term rate of return on plan assets to be its most critical assumptions.

The discount rate is used to value, on a present value basis, its pension and other postretirement benefit obligations as of the balance sheet date. The same rate is also used in the interest cost component of the pension and postretirement benefit cost determination for the following year. The measurement date used in the selection of its discount rate is the balance sheet date. Its discount rate assumption is determined annually with assistance from its actuaries based on the pattern of expected future benefit payments and the prevailing rates available on long-term, high quality corporate bonds that approximate the benefit obligation. In making this determination Frontier considers, among other things, the yields on the Citigroup Pension Discount Curve, the Citigroup Above-Median Pension Curve, the general movement of interest rates and the changes in those rates from one period to the next. This rate can change from year-to-year based on market conditions that affect corporate bond yields. Its discount rate was 5.75% at year-end 2009, and 6.50% at year-end 2008.

The expected long-term rate of return on plan assets is applied in the determination of periodic pension and postretirement benefit cost as a reduction in the computation of the expense. In developing the expected long-term rate of return assumption, Frontier considered published surveys of expected market returns, 10 and 20 year actual returns of various major indices, and its own historical 5 year, 10 year and 20 year investment returns. The expected long-term rate of return on plan assets is based on an asset allocation assumption of 35% to 55% in fixed income securities, 35% to 55% in equity securities and 5% to 15% in alternative investments. Frontier reviews its asset allocation at least annually and makes changes when considered appropriate. Frontier’s asset return assumption is made at the beginning of its fiscal year. In 2009, Frontier changed its expected long-term rate of return on plan assets to 8.0% from the 8.25% used in 2008. For 2010, Frontier will assume a rate of return of 8.00%. Its pension plan assets are valued at fair value as of the measurement date.

Frontier expects that its pension and other postretirement benefit expenses for 2010 will be $45.0 million to $55.0 million (they were $48.6 million in 2009), and that Frontier will make a $10.0 million cash contribution to its pension plan in 2010. No contributions were made to its pension plan during 2007, 2008 or 2009.

Income taxes

Frontier’s effective tax rates in 2007, 2008 and 2009 were approximately at the statutory rates.

Contingencies

At December 31, 2006, Frontier had a reserve of $8.0 million in connection with a potential environmental claim in Bangor, Maine. This claim was settled with a payment of $7.625 million plus additional expenses during the third quarter of 2007.

Frontier currently does not have any contingencies in excess of $5.0 million recorded on its books.

Purchase price allocation—Commonwealth and GVN

The allocation of the approximate $1.1 billion paid to the “fair market value” of the assets and liabilities of Commonwealth is a critical estimate. Frontier finalized its estimate of the fair values assigned to plant, customer list and goodwill, as more fully described in Notes 3 and 6 to Frontier’s consolidated financial statements disclosed elsewhere in this information statement/prospectus. Additionally, the estimated expected life of a customer (used to amortize the customer list) is a critical estimate.

New accounting pronouncements

The following new accounting standards were adopted by Frontier in 2009 without any material financial statement impact:

•	Fair Value Measurements (SFAS No. 157, ASC Topic 820), as amended;

•	Business Combinations (SFAS No. 141R, ASC Topic 805), as amended;

•	Noncontrolling Interests in Consolidated Financial Statements (SFAS No. 160, ASC Topic 810);

•	Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities (FSP EITF No. 03-6-1, ASC Topic 260);

•	Subsequent Events (SFAS No. 165, ASC Topic 855);

•	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (SFAS No. 168, ASC Topic 105); and

•	Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP SFAS No. 132(R)-1, ASC Topic 715).

All of these standards are more fully described in Note 2 to Frontier’s audited consolidated financial statements included elsewhere in this information statement/prospectus.

Verizon’s Separate Telephone Operations

Verizon’s Separate Telephone Operations use net cash generated from operations to fund capital expenditures and repay external and affiliate debt.

Cash flows provided by operating activities. Net cash provided by operating activities was $305 million and $462 million for the three months ended March 31, 2010 and 2009, respectively, and $1,366 million, $1,426 million and $1,181 million for the years ended December 31, 2009, 2008 and 2007, respectively. Historically, Verizon’s Separate Telephone Operations’ principal source of funds was cash generated from operations.

In the three months ended March 31, 2010, cash from operating activities decreased by $157 million compared to the same period in 2009. The decrease was primarily driven by a decrease in earnings as well as changes in working capital.

In 2009, cash from operating activities decreased $60 million compared to 2008 primarily as a result of an increase in working capital requirements. The increase in working capital requirements was due to decreases in accounts payable and accrued liabilities and other current liabilities, partially offset by an increase in earnings.

In 2008, cash from operating activities increased $245 million compared to 2007 as a result of an increase in earnings and a decrease in working capital requirements. The decrease in working capital requirements was driven by an increase in accounts payable and accrued liabilities.

Cash flows used in investing activities. Net cash used in investing activities was $109 million and $114 million for the three months ended March 31, 2010 and 2009, respectively, and $567 million, $578 million and $660 million for the years ended December 31, 2009, 2008 and 2007, respectively. Capital expenditures were Verizon’s Separate Telephone Operations’ primary use of capital resources and facilitated the introduction of new products and services, enhanced responsiveness to competitive challenges and increased the operating efficiency and productivity of Verizon’s Separate Telephone Operations’ networks. Including capitalized software, Verizon’s Separate Telephone Operations invested $96 million and $135 million during the three months ended March 31, 2010 and 2009, respectively, and $558 million, $730 million and $703 million during the years ended December 31, 2009, 2008 and 2007, respectively. The decrease in capital expenditures during the three months ended March 31, 2010, compared to the similar period in 2009, was primarily due to lower legacy spending requirements and capital expenditures related to FiOS. The decrease in capital spending in 2009 compared to 2008 was primarily due to lower capital spending levels across Verizon’s wireline operations. The increase in capital spending in 2008 was primarily due to increased spending in high growth areas, including FiOS Internet, FiOS TV and high-speed Internet. In addition to the investment discussed above, Verizon’s Separate Telephone Operations invested $13 million and $34 million during the first quarter of 2010 and in 2009 respectively, in capital expenditures to enable Verizon’s Separate Telephone Operations to operate on a stand-alone basis in connection with the proposed business combination with Frontier.

Verizon’s Separate Telephone Operations’ short-term investments principally include cash equivalents held in trust accounts for payment of employee benefits. In 2009, 2008 and 2007, Verizon’s Separate Telephone Operations invested $1 million, $13 million and $160 million, respectively, in short-term investments, to pre-fund active employees’ health and welfare benefits. In 2009 and 2008, Verizon’s Separate Telephone Operations significantly decreased its annual trust funding. Proceeds from the sales of all short-term investments, principally for the payment of employee benefits, were $1 million, $4 million and $28 million in 2009, 2008 and 2007, respectively.

Cash flows used in financing activities. Net cash used in financing activities was $196 million and $348 million for the three months ended March 31, 2010 and 2009, respectively, and $799 million, $848 million and $521 million for the years ended December 31, 2009, 2008 and 2007, respectively. The funding sources of Verizon’s Separate Telephone Operations are included in parent funding in the combined statements of selected assets, selected liabilities and parent funding of Verizon’s Separate Telephone Operations without regard to whether the funding represents intercompany debt or equity. Verizon’s Separate Telephone Operations participate in the centralized cash management services provided by Verizon. Verizon issued commercial paper and obtained bank loans to fund the working capital requirements of Verizon subsidiaries, including the companies that comprise Verizon’s Separate Telephone Operations, and invested funds in temporary investments on their behalf.

During the three months ended March 31, 2010, Verizon North Inc.’s 6.375% Debentures in the principal amount of $200 million matured and were repaid.

During the fourth quarter of 2008, Verizon North Inc.’s 5.65% debentures of $250 million, Verizon Northwest Inc.’s 5.55% debentures of $200 million and Verizon North Inc.’s 6.9% debentures of $250 million matured and were repaid.

Distribution date indebtedness

Prior to the distribution date, all intercompany loans from Verizon to the Spinco business will be settled. The parties anticipate that distribution date indebtedness will consist of the debentures described below. In addition, the $175 million in principal amount of 6.30% Debentures, Series C, due June 1, 2010, issued by GTE Northwest Incorporated, referred to as the GTE Northwest debentures, are expected to mature prior to the closing date of the merger; therefore, the obligations under the GTE Northwest debentures are not expected to be included in the distribution date indebtedness.

Chesapeake and Potomac Telephone Company of West Virginia $50,000,000 8.40% Debentures due 2029

In October 1989, The Chesapeake and Potomac Telephone Company of West Virginia, a subsidiary of Verizon renamed Verizon West Virginia Inc. that will become a Spinco subsidiary, issued $50,000,000 in aggregate principal amount of 8.40% Debentures due October 15, 2029, referred to as the West Virginia debentures, in a private placement. The West Virginia debentures are the obligor’s senior, unsecured obligations that rank equally in right of payment with all of the obligor’s existing and future senior indebtedness and rank senior in right of payment to all of the obligor’s existing and future subordinated indebtedness. None of these debentures have been, or will be, guaranteed by Spinco or any of its subsidiaries.

GTE North Incorporated $200,000,000 6.73% Debentures, Series G, due 2028

In February 1998, GTE North Incorporated, a subsidiary of Verizon renamed Verizon North Inc. that will become a Spinco subsidiary, issued $200,000,000 in aggregate principal amount of 6.73% Debentures, Series G, due February 15, 2028, referred to as the GTE North debentures, in a transaction registered under the Securities Act. The GTE North debentures are the obligor’s senior, unsecured obligations that rank equally in right of payment with all of the obligor’s existing and future senior indebtedness and rank senior in right of payment to all of the obligor’s existing and future subordinated indebtedness. None of these debentures have been, or will be, guaranteed by Spinco or any of its subsidiaries.

If the GTE Northwest debentures do not mature and are not repaid prior to the closing date of the merger, the distribution date indebtedness will also include the GTE Northwest debentures described below.

GTE Northwest Incorporated $175,000,000 6.30% Debentures, Series C, due 2010

In June 1998, GTE Northwest Incorporated, a subsidiary of Verizon renamed GTE Northwest Inc. that will become a Spinco subsidiary, issued $175,000,000 in aggregate principal amount of 6.30% Debentures, Series C, due June 1, 2010, in a transaction registered under the Securities Act. The GTE Northwest debentures are the obligor’s senior, unsecured obligations that rank equally in right of payment with all of the obligor’s existing and future senior indebtedness and rank senior in right of payment to all of the obligor’s existing and future subordinated indebtedness. None of these debentures have been, or will be, guaranteed by Spinco or any of its subsidiaries.

Off-Balance Sheet Arrangements

Verizon’s Separate Telephone Operations do not have any off-balance sheet arrangements. For a description of certain indebtedness which will be an obligation of Frontier after the merger, see discussion regarding Spinco’s notes offering in “Recent Development.”

Summary of contractual obligations

The following table discloses aggregate information about Verizon’s Separate Telephone Operations’ contractual obligations as of December 31, 2009, and the periods in which payments are due:

	Payment due by Period
(dollars in millions)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Contractual obligations:
Long-term debt, including current maturities	$625	$375	$—	$—	$250
Interest on long-term debt	333	24	35	35	239
Operating leases, excluding with affiliate companies	30	10	12	7	1

Total contractual obligations	$988	$409	$47	$42	$490

Note : Verizon management is not able to make a reliable estimate of when the balance of $58 million of unrecognized tax benefits and related interest and penalties that exist at December 31, 2009, will be settled with the respective taxing authorities until issues or examinations are further developed. Consequently, no amounts related to these tax benefits were included in the table above.

Critical Accounting Policies

Verizon’s Separate Telephone Operations’ critical accounting policies are as follows:

•	accounting for income taxes; and

•	depreciation of plant, property and equipment.

Accounting for Income Taxes. Verizon’s Separate Telephone Operations’ current and deferred income taxes, and any associated valuation allowances, are impacted by events and transactions arising in the normal course of business as well as in connection with the adoption of new accounting standards, changes in tax laws and rates, acquisitions and dispositions of business and non-recurring items. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred income tax assets and the timing and amount of income tax payments. Verizon’s Separate Telephone Operations account for tax benefits taken or expected to be taken in Verizon’s tax returns in accordance with the accounting standard relating to uncertainty in income taxes, which requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return. Verizon’s Separate Telephone Operations review and adjust their liability for unrecognized tax benefits based on their best judgment given the facts, circumstances and information available at each reporting date. To the extent that the final outcome of these tax positions is different than the amounts recorded, such differences may impact income tax expense and actual tax payments. Verizon’s Separate Telephone Operations recognized any interest and penalties accrued related to unrecognized tax benefits in income tax expense. Actual tax payments may materially differ from estimated liabilities as a result of changes in tax laws as well as unanticipated transactions impacting related income tax balances.

Depreciation of Plant, Property and Equipment. Verizon’s Separate Telephone Operations recognize depreciation on plant, property, and equipment principally on the composite group remaining life method and straight-line composite rates, which provides for the recognition of the cost of the remaining net investment in telephone plant, less anticipated net salvage value, over the remaining asset lives. An increase or decrease of 50 basis points to the composite rates would result in an increase or decrease of approximately $96 million to depreciation expense based on year-end plant balances at December 31, 2009.

All of Verizon’s Separate Telephone Operations’ significant accounting policies are described in Note 1 to the combined special-purpose financial statements of Verizon’s Separate Telephone Operations for the year ended December 31, 2009 included elsewhere in this information statement/prospectus.

Quantitative and qualitative disclosure about market risk

The combined company will be exposed to market risk in the normal course of its business operations due to ongoing investing and funding activities, including those associated with its pension assets. Market risk refers to the potential change in fair value of a financial instrument as a result of fluctuations in interest rates and equity prices. The combined company will not hold or issue derivative instruments, derivative commodity instruments or other financial instruments for trading purposes. As a result, the combined company will not undertake any specific actions to cover its exposure to market risks, and it will not be party to any market risk management agreements other than in the normal course of business. The combined company’s primary market risk exposures will be interest rate risk and equity price risk.

Interest rate exposure

The combined company’s exposure to market risk for changes in interest rates will relate primarily to the interest-bearing portion of its investment portfolio. Frontier’s long-term debt as of March 31, 2010 was approximately 94% fixed rate debt with minimal exposure to interest rate changes. All of the indebtedness that would have constituted distribution date indebtedness as of March 31, 2010, consisted of fixed rate debt. Neither the Spinco business nor Frontier had interest rate swap agreements related to their respective fixed rate debt in effect at March 31, 2010.

The combined company’s objectives in managing its interest rate risk will be to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. All but $277.4 million of Frontier’s outstanding borrowings, and all of the distribution date indebtedness, at March 31, 2010, had fixed interest rates. In addition, its new $750.0 million revolving credit facility to be effective upon the closing of the merger has interest rates that float with LIBOR. Consequently, the combined company will have limited material future earnings or cash flow exposures from changes in interest rates on its long-term debt. An adverse change in interest rates would increase the amount that the combined company would pay on its variable obligations and could result in fluctuations in the fair value of its fixed rate obligations. Based upon the overall interest rate exposure of Frontier and the Spinco business at March 31, 2010, Frontier believes that a near-term change in interest rates would not materially affect the combined company’s consolidated financial position, results of operations or cash flows.

On January 15, 2008, Frontier terminated all of its interest rate swap agreements representing $400.0 million notional amount of indebtedness associated with its Senior Notes due in 2011 and 2013. Cash proceeds on the swap terminations of approximately $15.5 million were received by Frontier in January 2008. Frontier’s related gain has been deferred on its consolidated balance sheet, and is being amortized into interest expense over the term of the associated debt.

Sensitivity analysis of interest rate exposure. At March 31, 2010, the fair value of Frontier’s long-term debt was estimated to be approximately $4.6 billion, based on Frontier’s overall weighted average borrowing rate of 7.86% and its overall weighted average maturity of approximately 11 years. As of March 31, 2010, there has been no material change in the weighted average maturity applicable to Frontier’s obligations since December 31, 2009.

At December 31, 2009, the fair value of Frontier’s long-term debt was estimated to be approximately $4.6 billion, based on its overall weighted average borrowing rate of 7.85% and its overall weighted average maturity of approximately 11.5 years. As of December 31, 2009, the weighted average maturity applicable to Frontier’s obligations had been extended over the weighted average maturity as of December 31, 2008 by approximately 1.5 years due to the debt offerings and refinancing activities that occurred during 2009.

At March 31, 2010 and December 31, 2009, the fair value of the Spinco business’s long-term debt was estimated to be approximately $434 million and $637 million, respectively, based on its overall weighted average borrowing rate of 6.75% and 6.63%, respectively.

Equity price exposure

Frontier’s exposure to market risks for changes in security prices as of March 31, 2010 was limited to its pension assets. After the closing of the merger, Frontier does not expect that the combined company will have any other security investments of any material amount, other than assets related to its pension plans.

During 2008 and 2009, the diminished availability of credit and liquidity in the United States and throughout the global financial system resulted in substantial volatility in financial markets and the banking system. These and other economic events have had an adverse impact on Frontier’s investment portfolios.

The decline in the value of Frontier’s pension plan assets during 2008 resulted in an increase in its pension expense in 2009 and 2010. Frontier’s pension plan assets have increased from $608.6 million at December 31, 2009 to $613.6 million at March 31, 2010, an increase of $5.0 million, or 1%. This increase is a result of positive investment returns of $20.6 million, partially offset by ongoing benefit payments of $15.6 million during the first three months of 2010. Frontier expects that it will make a $10.0 million cash contribution to its pension plan in 2010, including a payment of $2.6 million which was made in April 2010.

Frontier’s pension plan assets increased from $589.8 million at December 31, 2008, to $608.6 million at December 31, 2009, an increase of $18.8 million, or 3%. This increase is a result of positive investment returns of $90.2 million, or 15%, partially offset by ongoing benefit payments of $71.4 million, or 12%, during 2009.

The combined company will maintain Frontier’s pension plan and will be responsible for contributions to fund the plan’s liabilities, and may be required to continue making these cash contributions in respect of liabilities under Frontier’s pension plan. The combined company will also, upon the consummation of the merger, maintain pension plans that assume the Spinco business’s pension plan liabilities for active employees. The applicable Verizon tax-qualified pension plans will transfer assets to the Spinco pension plans pursuant to applicable law and the terms of the employee matters agreement entered into among Verizon, Spinco and Frontier. The aggregate transfer related to the tax-qualified pension plans for active Spinco union employees will be sufficient for full funding of projected benefit obligations in the aggregate. Following the merger, the combined company will be responsible for making any required contributions to the new pension plans to fund liabilities of the plans, and the ongoing pension expenses of the Spinco business may require it to make cash contributions in respect of the Spinco business’s pension plan liabilities.

Recent development

On April 12, 2010, Spinco completed the issuance of $3.2 billion in principal amount of senior notes in the notes offering. The gross proceeds of the notes offering, plus an amount in cash contributed by Frontier that equals the amount of interest that will accrue on the notes from April 12, 2010 to October 1, 2010, were deposited into an escrow account. Spinco intends to use the net proceeds from the offering to fund the special cash payment to Verizon in connection with the spin-off of Spinco to Verizon’s shareholders and the subsequent merger of Spinco with and into Frontier. The net proceeds from the offering are sufficient to fund the entire special cash payment, which is one of the conditions to closing the merger. If, the merger agreement is terminated or the spin-off and the merger are not completed on or before October 1, 2010, the funds in the escrow account will be used to redeem the notes.

DESCRIPTION OF THE BUSINESS OF THE COMBINED COMPANY

General

Frontier expects the combined company to be the nation’s largest communications services provider focused on rural areas and small and medium-sized towns and cities, and the nation’s fifth largest ILEC, with approximately 6.2 million access lines, 7.7 million voice and broadband connections and 13,800 employees in 27 states on a pro forma basis as of March 31, 2010. On a pro forma basis, the combined company’s revenues would have been approximately $6.1 billion for the year ended December 31, 2009 and approximately $1.5 billion for the three months ended March 31, 2010. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Competitive Strengths

Frontier believes that, following the completion of the merger, the combined company will be distinguished by the following competitive strengths:

Enhanced scale and scope. The combined company’s increased scale and scope will allow it to leverage its common support functions and systems (such as corporate administrative functions and information technology and network systems) to achieve both operating expense and capital expenditure synergies. Frontier currently anticipates that, by 2013, the combined company’s annualized cost synergies will reach approximately $500 million, which represents approximately 18% of the operating expenses, excluding depreciation and amortization expense, of Verizon’s Separate Telephone Operations in 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Expected cost savings resulting from the merger.”

Broader footprint and greater revenue opportunities. Although Frontier currently operates in 11 of the 14 states in which the Spinco business operates, the existing ILEC footprints of the businesses do not overlap. In addition, the customers of the Spinco business generally have a profile similar in characteristics such as age, income and property ownership to Frontier’s existing customers. The combined company will therefore have a broader operating footprint that will provide greater revenue opportunities through the expansion of Frontier’s existing operating strategies into the Spinco territory, as well as through greater broadband penetration and new product and services offerings (such as bundled service packages) in the Spinco territory.

Strong financial profile with lower leverage. For the year ended December 31, 2009 and the three months ended March 31, 2010, on a pro forma basis, the combined company would have generated revenue of approximately $6.1 billion and $1.5 billion, respectively, compared to revenue of approximately $2.1 billion and $520 million for Frontier for the year ended December 31, 2009 and the three months ended March 31, 2010. Taking into account the significant decrease in the combined company’s leverage as a result of the transactions and the anticipated reduction of its annual dividend to $0.75 per share of common stock, as previously announced, Frontier anticipates that the combined company will have a strengthened financial profile, with a more sustainable dividend payout ratio.

Experienced management team with proven track record of successful business integration. The combined company will be managed by Frontier’s current senior management team with a proven track record of successful business integration, as demonstrated by its integration of former GTE Corporation properties and former Commonwealth and GVN businesses into Frontier, as well as its consolidation of five billing systems covering 2.1 million access lines into a single system over the past six years.

Combined Company Strategies

Frontier expects that, following the completion of the merger, the key elements of the combined company’s strategy will be as follows:

Expand broadband footprint. The combined company will concentrate on broadband as a core component of its service offering and growth. As of March 31, 2010, approximately 92% of the households in Frontier’s territories had access to Frontier’s broadband products, whereas only approximately 64% of the households in the Spinco territory had access to Verizon’s broadband products. Frontier anticipates that the combined company will earmark capital expenditures for the expansion of broadband availability in the Spinco territory and views this expansion as an opportunity to satisfy customer needs and expectations, retain a greater number of customers and increase average revenue per customer. In addition, in connection with the approval of the transactions by certain state regulatory commissions, Frontier has committed to expand broadband availability in certain areas of the Spinco territory. See “—Regulatory Environment—Regulation of the combined company’s business after the spin-off and the merger.”

Increase revenue per customer. The combined company will apply the sales and marketing practices that Frontier currently employs throughout its markets, including the sale of voice, data and video services as bundled packages and the use of promotions and incentives, including gifts such as personal computers, digital cameras and gift cards, to drive market share. Frontier believes that these marketing strategies will present a significant opportunity to increase revenue per customer, as well as strengthen customer relationships and improve customer retention. The combined company will tailor its services to the needs of its residential and business customers in the markets it serves and continually evaluate the introduction of new and complementary products and services. The combined company may seek, over time, to increase broadband availability to the current Spinco customer base currently served by the Spinco business and, through innovative packages and promotions, improve subscription rates for broadband services in the Spinco territory. The combined company may also develop broadband video services in certain parts of its territories and incorporate these services into the combined company’s offerings, while at the same time continuing to offer satellite video products. As the combined company strives to provide its customers with a diverse range of communications services, it will consider entering into and enhancing partnerships for other services that Frontier or the Spinco business do not currently provide in their markets. In addition, Frontier has implemented, and, after the consummation of the merger, the combined company will continue to implement, several growth initiatives that will affect it, including efforts to increase Frontier’s marketing expenditures and launching new products and services with a focus on areas that are growing or demonstrate meaningful demand, such as wireline and wireless HSI, satellite video products and the “Frontier Peace of Mind” computer technical support. The combined company will also focus on providing a number of different service offerings, including unlimited long distance minutes, bundles of long distance minutes, wireless data and Internet portal advertising.

Enhance customer loyalty through local engagement. The combined company will continue Frontier’s existing strategy of engaging the markets at the local level to ensure that it has a customer-driven sales and service focus, including differentiating the service offerings and bundled packages to customers in different markets to ensure that customers are satisfied based on their specific needs. The combined company’s local markets will be operated by local managers with responsibility for the customer experience, as well as the financial results, in those markets. The combined company will also continue the current community involvement practices of Frontier and the Spinco business to create a competitive advantage through long-term customer loyalty. The combined company will be committed to providing best-in-class service throughout its markets and, by doing so, Frontier expects the combined company to maximize retention of current Spinco and Frontier customers and gain new customers.

Ensure integration of the Spinco business. Pursuant to the merger agreement and the other transaction agreements, Frontier expects that the Spinco business (other than with respect to West Virginia) will continue to operate with its existing single platform on an independent basis immediately following the merger, and the Spinco business with respect to West Virginia will be integrated into Frontier’s existing systems contemporaneously with the closing of the merger. The main integration effort required for the combined company to operate the Spinco business immediately following the merger will therefore be completed prior to the closing of the merger, freeing up the combined company’s resources to implement further strategies to achieve cost savings and drive revenue enhancements.

Increase operating efficiencies and realize cost savings. The combined company will aim to achieve cost savings by applying Frontier’s existing corporate administrative functions and information technology and network systems to cover certain existing Spinco business functions (including certain functions formerly provided by Verizon, or other third-party service providers, to the Spinco business). Frontier anticipates that the combined company will realize these annualized cost savings by 2013, once the Spinco business’s network and information technology systems and processes are fully integrated with those of Frontier. However, there can be no assurance that these or any other cost savings will actually be realized. See “Risk Factors—Risks Related to the Spin-Off and the Merger—The combined company may not realize the growth opportunities and cost synergies that are anticipated from the merger.”

Growth through selective acquisitions. Following the completion of the merger, the combined company will continue to evaluate and pursue select strategic acquisitions that would enhance revenues and cash flows, although for two years following the completion of the merger the combined company may not enter into any agreement, understanding or arrangement with respect to any transaction involving the acquisition, issuance, repurchase, or change of ownership of the combined company’s capital stock. The combined company will continue to adhere to Frontier’s traditional selective criteria in its acquisition analysis.

Services

The combined company will offer a broad portfolio of high-quality communications services for residential and business customers in each of the markets in which Frontier and the Spinco business currently operate. These include services traditionally associated with local telephone companies, as well as other services such as long distance, Internet access and broadband-enabled services as well as video services. Based on Frontier’s and Spinco’s understanding of their respective local customers’ needs, the combined company will offer bundled service packages designed to simplify customer purchasing decisions as well as to provide pricing discounts. The combined company will also offer incentives and promotions such as gifts to influence customers to purchase or retain certain services. Customer retention will also be enhanced by offering one-, two- and three-year price protection plans where customers commit to a term in exchange for predictable pricing or other incentives and promotions. The combined company will be staffed locally with skilled technicians and supervisory personnel, which will enable it to provide efficiently and reliably an array of communications services to meet its customers’ needs. Local markets will be operated by local managers with responsibility for the customer experience, as well as the financial results, in those markets.

Generation of Revenue

The combined company will primarily generate revenue through the provision of basic local telephone wireline services to residential and business customers in its service areas; network access to interexchange carriers for origination and termination of long distance voice and data traffic; long distance services; data and Internet services; directory listing and advertising; sales of third-party and owned video services; and wireless data services.

Local services. The combined company will provide basic telephone wireline services to residential and business customers in its service areas. The combined company’s service areas will be largely residential and generally less densely populated than the primary service areas of the largest ILECs. The combined company will also provide enhanced services to its customers by offering a number of calling features, including call forwarding, conference calling, caller identification, voicemail and call waiting. All of these local services will be billed monthly in advance. The combined company will also offer packages of communications services. These packages will permit customers to bundle their basic telephone line service with their choice of enhanced, long distance, video and Internet services for a monthly fee or usage fee depending on the plan.

The combined company intends to continue its efforts to increase the penetration of its enhanced services. Increased sales of such services may produce revenue with higher operating margins due to the relatively low marginal operating costs necessary to offer such services. Frontier believes that the combined company’s ability to integrate these services with other services may provide it with the opportunity to capture an increased percentage of its customers’ communications expenditures (wallet share).

Data and internet services. The combined company will offer data services including Internet access (via high-speed or dial up Internet access), portal and e-mail products, frame relay, Metro Ethernet, asynchronous transfer mode switching services, hard drive back-up services and 24-7 help desk PC support. The combined company will offer other data transmission services to other carriers and high-volume commercial customers with dedicated high-capacity circuits. Such services are generally offered on a contract basis and the service is billed on a fixed monthly recurring charge basis. Data and Internet services are typically billed monthly in advance.

Access services. The combined company’s switched access services will allow other carriers to use its facilities to originate and terminate their long distance voice and data traffic. These services will be generally offered on a month-to-month basis and the service billed on a minutes-of-use basis. Access charges will be based on access rates filed with the FCC for interstate services and with the respective state regulatory agency for intrastate services. In addition, subsidies received from state and the USF based on the higher cost of providing telephone service to certain rural areas will be a part of the combined company’s access services revenue. Monthly recurring access service fees will be billed in advance.

Long distance services. The combined company will offer long distance services in its territories to its customers, as Frontier currently believes that many customers prefer the convenience of obtaining their long distance service through their local telephone company and receiving a single bill. Long distance network service to and from points outside the combined company’s operating territories will be provided by interconnection with the facilities of interexchange carriers. The combined company’s long distance services will be billed either as unlimited/fixed number of minutes in advance or on a per minute-of-use basis.

Directory services. Directory services involves the provision of white and yellow page directories for residential and business listings. The combined company will provide this service through third-party contractors. In most of the combined company’s markets that were Frontier’s markets prior to the merger, the third-party contractors will be paid a percentage of revenues from the sale of advertising in these directories. In the remaining markets that were Frontier’s markets prior to the merger, the combined company will receive a flat fee from the contractors. In the Spinco territory, the directory services are expected to be provided through a third-party contractor, but the combined company will not receive any fees for listing or advertising. The combined company’s directory service will also include “Frontier Pages,” an Internet-based directory service which generates advertising revenues.

Other services. Other services that Frontier expects the combined company to provide include:

Video services. The combined company will continue to offer a video product under an agency relationship with DISH Network in the areas in which Frontier currently operates and with DirecTV in the Spinco territory (other than West Virginia where the combined company will sell the DISH product after completion of the merger but will continue to support existing customers who have the DirecTV product). The combined company will receive from the applicable satellite provider and recognize as revenue activation fees, other residual fees and nominal management, billing and collection fees. The combined company will also purchase receivables at a discount and will bill customers for the monthly services and remit those billings to the applicable satellite provider without recognizing any revenue. Additionally, the combined company will continue to offer broadband video services that are similar to FiOS in the states of Indiana, Oregon and Washington.

The combined company will also continue to offer Frontier’s myfitv website which provides easy online access to video content, entertainment and news available on the worldwide web. This service will be available to consumers in and outside of the combined company’s service territories.

Wireless data services. The combined company will offer wireless data services in select markets. The combined company’s wireless data services will utilize technologies that are relatively new, and it will depend to some degree on the representations of equipment vendors, lab testing and the experiences of others who have been successful at deploying these new technologies. Long-term contracts will be billed in advance on an annual or semi-annual basis. End-user subscribers will be billed in advance on a monthly recurring basis and colleges, universities and businesses will be billed on a monthly recurring basis for a fixed number of users. Hourly, daily and weekly casual end-users are billed by credit card at the time of use.

The following table sets forth the combined number of access lines and HSI subscribers in the states in which Frontier and the Spinco business operated as of December 31, 2009.

State	Access lines and HSI subscribers of Frontier	Access lines and HSI subscribers of the Spinco business	Access lines and HSI subscribers of the combined company	Percentage of access lines and HSI subscribers of the combined company
West Virginia	189,097	656,145	845,242	10.7%
Indiana	6,303	801,481	807,784	10.2
New York	782,742	—	782,742	9.9
Illinois	129,040	637,272	766,312	9.7
Ohio	747	687,202	687,949	8.7
Washington	—	635,717	635,717	8.0
Michigan	24,006	496,993	520,999	6.6
Pennsylvania	487,931	—	487,931	6.2
Wisconsin	77,634	302,796	380,430	4.8
Oregon	16,737	331,555	348,292	4.4
North Carolina	—	298,340	298,340	3.8
Minnesota	276,497	—	276,497	3.5
California	188,138	22,614	210,752	2.7
Arizona	189,578	5,480	195,058	2.5
Idaho	25,757	120,234	145,991	1.8
South Carolina	—	120,001	120,001	1.5
Other States (1)	359,252	34,488	393,740	5.0

Total:	2,753,459	5,150,318	7,903,777	100.0

*	This table does not reflect FiOS Internet subscribers.

(1)	Includes Tennessee, Nevada, Iowa, Nebraska, Alabama, Utah, Georgia, New Mexico, Montana, Mississippi and Florida.

Sales and Marketing

The combined company will focus on service to local communities, utilizing Frontier’s local leadership model in the execution of sales, marketing and service initiatives. The combined company will also maintain Frontier’s traditional focus on individual customers. Frontier anticipates that the combined company will invest in infrastructure improvements and enhancements each year, recognizing that the economic livelihood of the communities it will serve will affect opportunities to grow the business. The combined company will therefore have a vested interest in the economic development of the communities it serves.

The combined company will seek to differentiate itself from its competitors by providing an attractive range of services and a superior level of service to each of its customers, supported by local sales and service representatives, technicians and supervisory personnel. Local market operations will be managed by local leadership with responsibility for the customer experience, as well as the financial results, in those markets. The combined company will offer competitively priced bundled services across voice, data and video products and other incentives and promotions (such as gifts) to further enhance the combined company’s market position.

As the combined company strives to provide its customers with a diverse range of communications services, it will also consider entering into and enhancing partnerships for other services that Frontier and Spinco do not currently provide through their own networks. Frontier has implemented and the combined company will continue to implement several growth initiatives, including the launch of new products and services with a focus on areas that are growing or demonstrate meaningful demand. Some of the products and services that Frontier has already launched in certain areas include unlimited long distance minutes, wireline and wireless HSI, satellite video products, “Frontier Peace of Mind” computer technical support, Internet-based directory services and Internet portal advertising. The combined company will continue to focus on growing those products and services and to offer new ones, should it determine that they would be attractive to the combined company’s customers.

Network Architecture and Technology

The combined company’s local exchange carrier networks will consist of central office hosts and remote sites, primarily equipped with digital switches. The outside plant will consist of transport and distribution delivery networks connecting its host central office with remote central offices and ultimately with its customers. The combined company will own fiber optic and copper cable, which have been deployed in Frontier’s and the Spinco business’s networks and will be the primary transport technologies between its host and remote central offices and interconnection points with other incumbent carriers.

The combined company’s fiber optic and copper transport system will be capable of supporting increasing customer demand for high bandwidth transport services. This system supports advanced services including ATM, Frame Relay, VOIP, Ethernet and Internet Protocol Transport, facilitating delivery of advanced services as demand warrants.

As of March 31, 2010, approximately 92% of the households in Frontier’s territories had access to Frontier’s broadband products. As of March 31, 2010, approximately 64% of the households in the Spinco territory had access to Verizon’s broadband products.

Rapid and significant changes in technology are expected in the communications industry. The combined company’s success will depend, in part, on its ability to anticipate and adapt to technological changes. Frontier believes that its existing network architecture will enable the combined company to respond to these technological changes efficiently after the consummation of the spin-off and merger. In addition, Frontier expects to improve profitability by reducing costs through the sharing of best practices across operations, centralization or standardization of functions and processes, and deployment of technologies and systems that provide for greater efficiencies and profitability.

Competition

Competition in the communications industry is intense and increasing. Frontier expects that the combined company will experience competition from many communications service providers. These providers include cable operators offering video, data and VOIP products, wireless carriers, long distance providers, competitive local exchange carriers, Internet providers and other wireline carriers. Frontier also believes that competition will continue to intensify in 2010 and beyond and may result in reduced revenues for Frontier and the Spinco business.

The lingering impact of the severe contraction in the global financial markets that occurred in 2008 and 2009 and the subsequent recession may cause residential and business customers to reduce expenditures by not purchasing the combined company’s services, reducing usage of its services or by discontinuing some or all of the services of Frontier or the Spinco business. These trends may continue and may result in a continued challenging revenue environment for the combined company. These factors could also result in increased delinquencies and bankruptcies and, therefore, affect the combined company’s ability to collect money owed to it by residential and business customers.

The combined company will employ a number of strategies to combat the competitive pressures and changes in consumer behavior noted above. The combined company’s strategies will be focused on preserving and generating new revenue through customer retention, upgrading and up-selling services to its existing customer base, new customer growth, win backs of former customers, new product deployment, and upon managing the combined company’s profitability and cash flow through targeted reductions in operating expenses and capital expenditures.

The combined company will seek to achieve its customer retention goals by offering attractive packages of value-added services to its access line customers and providing exemplary customer service. Bundled services include HSI, unlimited long distance calling, enhanced telephone features and video offerings. The combined company will tailor these services to the needs of its residential and business customers and continually evaluate the introduction of new and complementary products and services, many of which can also be purchased separately. Customer retention will also be enhanced by offering one-, two- and three-year price protection plans where customers commit to a term in exchange for predictable pricing and/or promotional offers. Additionally, the combined company will focus on enhancing the customer experience and providing exceptional customer service to differentiate itself from the competition. The combined company’s commitment to providing exemplary customer service will be demonstrated by the expansion of existing customer services hours, shorter scheduling windows for in-home appointments and the implementation of call reminders and follow up calls for service appointments. In addition, local markets will be operated by local managers with responsibility for the customer experience, as well as the financial results, in those markets. Customers in the combined company’s markets will have direct access to those local managers to help them manage their communications needs.

The combined company will utilize targeted and innovative promotions like “aspirational gifts” (e.g., personal computers) or promotional credits to attract new customers, including those moving into its territory, to win back former customers and to upgrade and up-sell existing customers a variety of service offerings, including HSI, video, and enhanced long distance and feature packages in order to maximize the average revenue per customer (wallet share) paid to it. Depending upon market and economic conditions, the combined company may offer such promotions to drive sales in the future.

Frontier has restructured and augmented its sales distribution channels to improve coverage of all segments of its business customer base. This included adding new sales teams dedicated to small business customers and enhancing the business selling and support skills in its customer sales and service centers. Frontier has also increased its focus on customer premise equipment (“CPE”) sales for customers requiring an equipment solution, and has extended its CPE sales reach beyond a handful of markets. In addition, Frontier is introducing new products utilizing wireless and Internet technologies. Frontier believes the combination of new products and distribution channel improvements will help the combined company improve business customer acquisition and retention efforts, after the consummation of the merger.

The combined company will also focus on increasing sales of newer products, including unlimited long distance minutes, bundles of long distance minutes, wireless data, Internet portal advertising, and the “Frontier Peace of Mind” product suite. This last category is a suite of products aimed at managing the total communications and personal computing experience for customers and are designed to provide value and simplicity to meet customers’ ever-changing needs. The Frontier Peace of Mind products and services suite includes services such as an in-home, full installation of the combined company’s HSI product, two hour appointment windows for the installation, hard drive back-up services, 24-7 help desk PC support and inside wire maintenance (when bundled). In 2009 and in the three month ended March 31, 2010, the Frontier Peace of Mind products generated approximately $3.2 million and $1.2 million, respectively in revenue for Frontier. Most recently, Frontier introduced its myfitv.com website which provides easy online access to video content, entertainment and news available on the worldwide web. Although Frontier is optimistic about the opportunities provided by each of these initiatives to increase its revenue and reduce its customer churn (i.e., customer attrition), neither Spinco nor Frontier can provide assurance about their long term profitability or impact on revenue. The combined company’s hard drive back-up services, 24-7 help desk PC support and myfitv.com services will also be available outside of its service territories.

Frontier believes that the combination of offering multiple products and services to customers pursuant to price protection programs, billing customers in a single bill, providing superior customer service, and being active in local communities makes customers more loyal, and helps generate additional, and retain existing, customer revenue.

Employees

Upon the consummation of the merger, Frontier estimates that the combined company will have approximately 14,500 employees, of whom an estimated 65% will be represented by a labor union and whose employment therefore will be subject to collective bargaining agreements.

Properties

Frontier currently owns or leases from third parties, and the Spinco business, immediately prior to the spin-off, will own or lease from third parties, all of the properties material to their respective businesses. The combined company’s headquarters will be located in leased premises at 3 High Ridge Park, Stamford, Connecticut, which currently serves as the headquarters of Frontier. Frontier believes that the properties of the combined company will be suitable and adequate for the business conducted therein and will have sufficient capacity for their intended purposes.

Following the merger, the parties expect that subsidiaries of Verizon that will become subsidiaries of Frontier in connection with the spin-off and the merger will occupy certain properties that are owned or leased by other subsidiaries of Verizon pursuant to lease or sublease agreements, and an entity that will become a subsidiary of Frontier will lease or sublease properties to subsidiaries of Verizon. Each sublease agreement is expected to be on terms substantially similar to those contained in the respective underlying lease.

Intellectual Property

Frontier believes that the combined company will have the trademarks, trade names and intellectual property licenses that are necessary for the operation of its business as Frontier currently expects it to be conducted after the merger.

Legal Proceedings

From time to time, Frontier and the Spinco business are involved, and may be involved, in litigation and regulatory proceedings arising out of their and its respective operations. See “—Regulatory Environment,” Note 21 to the audited consolidated financial statements of Frontier and Note 10 to the audited combined financial statements of Verizon’s Separate Telephone Operations, in each case included elsewhere in this information statement/prospectus. Frontier believes that if the merger had occurred as of the date of this information statement/prospectus, the combined company would not have been a party to any legal proceedings the adverse outcome of which, individually or in the aggregate, would have a material adverse effect on its financial position (although such adverse outcome could have a material adverse effect on its results of operations).

Regulatory Environment

The majority of Frontier’s and Spinco’s operations are regulated by the FCC and various state regulatory agencies, often called public service or utility commissions.

Certain of Frontier’s and Spinco’s revenue is subject to regulation by the FCC and various state regulatory agencies. Frontier expects federal and state lawmakers to continue to review the statutes governing the level and type of regulation for telecommunications services.

Regulation of the combined company’s business after the spin-off and merger

The following summary does not describe all present and proposed federal, state and local legislation and regulations affecting the communications industry. Some legislation and regulations are or could in the future be the subject of judicial proceedings, legislative hearings and administrative proposals which could change the manner in which this industry operates. Neither the outcome of any of these developments, nor their potential impact on the combined company, can be predicted at this time. Regulation can change rapidly in the communications industry, and such changes may have an adverse effect on us. See “Risk Factors—Risks Related to Regulation—Changes in federal or state regulation may reduce the access charge revenues the combined company will receive.”

The merger of Frontier and Spinco will affect the regulatory operations and risks of Frontier in several specific ways:

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The closing of the merger is subject to the continuing effectiveness of certain state and federal regulatory approvals. Regulatory agencies have imposed requirements (including service quality and capital expenditures requirements) on the combined company’s business operations for specified periods of time post-closing in connection with granting such approvals, which may restrict its ability to modify the operations of its business as needed in reaction to changing circumstances.

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Most of Frontier and some parts of the Spinco business have previously operated under different statutory classifications that can affect their obligations to interconnect with competing carriers and, under current FCC rules, also affect the computation of USF funds. All of Frontier’s current ILEC operations other than Rochester Telephone are defined as “rural telephone companies” under Section 3(37) of the Communications Act, while at least some of the current operations of the Spinco business are non-rural telephone companies. Irrespective of whether they are statutorily classified as rural telephone companies, none of the current operations of the Spinco business have reduced obligations to interconnect with competing carriers.

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Prior to the transactions, Frontier served fewer than 2% of the wireline subscriber lines in the aggregate nationwide, which permitted Frontier to have reduced regulatory obligations. Following the transactions, the combined company will serve more than 2% of the wireline subscriber lines in the aggregate nationwide, which will mean that it will no longer be eligible for those reduced obligations.

The combined company’s regulated communications services will continue to be subject to federal, state and local regulation. The combined company will hold various regulatory authorizations for its regulated service offerings. At the federal level, the FCC generally exercises jurisdiction over facilities and services of communications common carriers, such as the combined company, to the extent those facilities are used to provide, originate or terminate interstate or international communications. State regulatory commissions generally exercise jurisdiction over common carriers’ facilities and services to the extent those facilities are used to provide, originate or terminate intrastate communications. In addition, pursuant to the Telecommunications Act of 1996 (the “1996 Act” or the “Telecommunications Act”), state and federal regulatory agencies share responsibility for implementing and enforcing the domestic pro-competitive policies introduced by that legislation. In particular, state regulatory agencies have substantial oversight over the provision by incumbent telephone companies of interconnection and non-discriminatory network access to competitive communications providers. Local governments often regulate the public rights-of-way necessary to install and operate networks, and may require communications services providers to obtain licenses or franchises regulating their use of public rights-of-way. Additionally, municipalities and other local government agencies may regulate limited aspects of the combined company’s business, including its use of public rights-of-way, and by requiring it to obtain construction permits and abide by building codes.

Frontier believes that competition in the combined company’s telephone service areas will increase in the future as a result of the Telecommunications Act and actions taken by the FCC and state regulatory authorities, and through increased deployment of various types of technology, although the ultimate form and degree of competition cannot be predicted at this time. Competition may lead to loss of revenues and profitability as a result of loss of customers; reduced usage of the combined company’s network by its customers who may use alternative providers for long distance, voice and data services; and reductions in prices for its services which may be necessary to meet competition.

Under the 1996 Act, state regulatory commissions have jurisdiction to arbitrate and review interconnection disputes and agreements between ILECs and competitive local exchange carriers, in accordance with rules set by the FCC. State regulatory commissions also may impose fees on providers of communications services within their respective states to support state universal service programs. States often require prior approvals or notifications for certain acquisitions and transfers of assets, customers, or ownership of regulated entities.

Frontier and Verizon applied for and have received pre-closing approvals from Arizona, California, Illinois, Nevada, Ohio, Oregon, South Carolina, Washington and West Virginia. A party has filed for reconsideration of the approval in West Virginia, and certain of the orders granting these regulatory approvals may be challenged through appeals in state court. Regulatory staffs in Ohio, Oregon and Washington, in connection with their process for approval of the transactions, are monitoring Verizon’s operation of the segregated customer-facing operational support systems of the Spinco business (other than the portion conducted in West Virginia). Verizon delivered a notification to Frontier indicating that it has completed this segregation. Frontier is in the process of validating and confirming, but has not yet validated and confirmed, that the segregation has been completed pursuant to and in accordance with the terms of the merger agreement, which validation and confirmation is required prior to the closing of the merger. In addition, certain state regulatory commissions have, in connection with granting their approvals, specified certain capital expenditure and operating requirements for the combined company’s business for specified periods of time post-closing. These requirements focus primarily on a variety of capital investment commitments, including the expansion of broadband availability (with Frontier agreeing to place an aggregate amount of $55 million in cash in escrow accounts to satisfy all or part of such capital investment commitments). Frontier expects to pre-fund additional post-closing capital spending by the combined company for broadband and other network investments by placing cash into escrow or segregated accounts established for such purpose, which cash amounts could be in excess of the existing escrow commitments. In addition, in certain states, the combined company will be subject to operating restrictions such as rate caps (including maintenance of existing rates on residential and business products and existing prices and terms of interconnection agreements with competitive local exchange carriers and arrangements with carriers), continuation of existing product bundle offerings, waiver of certain customer early termination fees and restrictions on others, restrictions on caps on usage of broadband capacity, and certain minimum service quality standards for a defined period of time (the failure of which to meet, in one state, will result in penalties, including cash management restrictions on certain of the combined company’s subsidiaries in that state). In one state, the subsidiaries of the combined company will be subject to cash management restrictions for a period of four years after the closing. The combined company will also be required to report certain financial information and adhere for a period of time to certain conditions regulating competition and consumer protection. Although most of these requirements are generally consistent with the combined company’s business plans, they may restrict its flexibility in operating its business during the specified periods, including its ability to raise rates in a declining revenue environment and to manage cash transfers from its subsidiaries in two states. Also, the regulatory agency in Pennsylvania approved the transfer of Verizon’s ILEC operations in that state, which Verizon will retain, to a newly created Verizon operating company, and North Carolina and Virginia have granted Certificates of Public Convenience to Frontier.

Frontier and Verizon also applied to 41 local franchising authorities in Oregon and Washington for approval to transfer control of Verizon’s franchises to provide video services in those states to Frontier. All of those local franchising authorities have granted approval to permit Verizon to transfer control of the franchises to Frontier, subject to the satisfaction of certain conditions.

Verizon and Frontier applied to the FCC for, and on May 21, 2010 the FCC approved, the transfer and assignment of the FCC licenses and authorizations pursuant to the Communications Act of 1934. In connection with its approval, the FCC imposed certain conditions that will result in capital expenditures and operating requirements for the combined company’s business for specified periods of time post-closing. These conditions include the expansion of broadband availability over the lines subject to the transaction at minimum speeds, with thresholds to be met over time, wholesale competitive requirements and data collection and reporting. The FCC order may be appealed.

Regulation of the telecommunications industry at the federal and state level

The 1996 Act dramatically changed the telecommunications industry. The main purpose of the 1996 Act was to open local telecommunications marketplaces to competition. The 1996 Act preempts state and local laws to the extent that they prevent competition with respect to communications services. Under the 1996 Act, however, states retain authority to impose requirements on carriers necessary to preserve universal service, protect public safety and welfare, ensure quality of service and protect consumers. States are also responsible for mediating and arbitrating interconnection agreements between CLECs and ILECs if voluntary negotiations fail. The 1996 Act imposes a number of requirements for access to network facilities and interconnection on all local communications providers. Incumbent local carriers must interconnect with other carriers, unbundle some of their services at wholesale rates, permit resale of some of their services, enable collocation of equipment, provide local telephone number portability and dialing parity, provide access to poles, ducts, conduits and rights-of-way, and complete calls originated by competing carriers under termination arrangements.

At the federal level and in a number of the states in which the combined company will operate, it will be subject to price cap or incentive regulation plans under which prices for regulated services are capped in return for the elimination or relaxation of earnings oversight. The goal of these plans is to provide incentives to improve efficiencies and increased pricing flexibility for competitive services while ensuring that customers receive reasonable rates for basic services. Some of these plans have limited terms and, as they expire, the combined company may need to renegotiate with various states. These negotiations could impact rates, service quality and/or infrastructure requirements which could impact the combined company’s earnings and capital expenditures. In other states in which the combined company will operate, it will be subject to rate of return regulation that limits levels of earnings and returns on investments. The National Broadband Plan recommends requiring all incumbent local exchange carriers to be regulated for interstate services, if at all, under incentive regulation. The combined company will continue to advocate its position for no regulation with various regulatory agencies. In some of states, Frontier has already been successful in reducing or eliminating price regulation on end-user services under state commission jurisdiction.

For interstate services regulated by the FCC, Frontier has elected to comply with price caps for most of its operations and all of the current operations of the Spinco business are subject to price caps as well. In May 2000, the FCC adopted a methodology for regulating the interstate access rates of price cap providers through May 2005, which has continued in effect in the absence of any changes in FCC rules. The FCC has been considering a number of different proposals for comprehensive intercarrier compensation reform, including changes to the regulation of interstate access rates. The National Broadband Plan recommends reducing intrastate terminating switched access rates to interstate terminating switched access levels over a two to four year period beginning in 2012, and eliminating all per-minute intercarrier compensation charges by 2020. This plan must still be considered by the full FCC which may adopt, reject or modify these proposals. In addition, the FCC also has an ongoing proceeding considering whether to make changes in its regulatory regime governing special access services, including whether to mandate lower rates, change standards for deregulation and pricing flexibility, or to require changes to other terms and conditions.

Another goal of the 1996 Act was to remove implicit subsidies from the rates charged by local telecommunications companies. Some state legislatures and regulatory agencies are looking to reduce the implicit subsidies in intrastate rates. The most common subsidies are in intrastate access rates that historically have been priced above their costs to allow basic local rates to be priced below cost. Legislation has been considered in several states to require regulators to eliminate these subsidies and implement state universal service programs where necessary to maintain reasonable basic local rates. However, not all the reductions in access charges would be fully offset. Frontier anticipates additional state legislative and regulatory pressure to lower intrastate access rates.

The National Broadband Plan recommends transitioning all of the existing federal high cost subsidy programs, including the Federal High Cost Loop Fund, federal interstate access support, federal interstate common line support, federal local switching support fund (but not including surcharges billed to customers), into a new fund focusing on broadband infrastructure buildout in unserved areas. The National Broadband Plan recommends that there would be only one subsidized provider of broadband per geographic area, and that eligibility criteria would be company and technology agnostic so long as the service provided meets the specifications set by the FCC. There is no assurance that a carrier that receives support under the existing federal high cost subsidy programs would receive support under the new broadband fund. In addition, the National Broadband Plan proposes that the total federal universal service fund, including high cost support, low income support and support to schools and libraries, remain close to its current size in 2010 dollars.

Telephone companies are subject to FCC rules governing privacy of customer information. Among other things, these rules obligate carriers to protect customer information from inappropriate disclosure, set requirements for obtaining customer permission to use information in marketing and for disclosure of information to customers, and require carriers to certify annually that they are in compliance with the rules.

Most states have certification requirements that require providers of communications services to obtain authority from the state regulatory commission prior to offering common carrier services. Most of the local exchange companies that will be operated by the combined company will operate as incumbent carriers in the states in which they operate and are certified in those states to provide local telephone services. State regulatory commissions generally regulate the rates ILECs charge for intrastate services, including rates for intrastate access services paid by providers of intrastate long distance services.

Local government authorizations

The combined company may be required to obtain from municipal authorities permits for street opening and construction or operating franchises to install and expand facilities in certain communities. Some of these franchises may require the payment of franchise fees. Frontier has historically obtained municipal franchises as required. In some areas, the combined company will not need to obtain permits or franchises because the subcontractors or electric utilities with which it will have contracts already possess the requisite authorizations to construct or expand Frontier’s networks.

Promotion of local service competition and traditional telephone companies. The Telecommunications Act provides, in general, for the removal of barriers to entry into the communications marketplace. With respect to facilities, the FCC has determined that certain unbundling requirements that apply to narrowband facilities do not apply to broadband facilities such as fiber-to-the-premises loops and packet switches. With respect to services, the FCC has concluded that broadband Internet access services offered by telephone companies, cable companies, electric utilities, wireless providers and their affiliates qualify as information services and are not subject to mandatory common carriage regulation. The FCC has also concluded that telephone companies may offer the underlying broadband transmission services that are used as an input to Internet access services through private carriage arrangements on negotiated commercial terms. In addition, a Verizon petition asking the FCC to forbear from applying common carrier regulation to certain broadband services sold primarily to larger business customers when those services are not used for Internet access was deemed granted by operation of law on March 19, 2006, when the FCC did not deny the petition by the statutory deadline. Frontier received similar relief for certain broadband services in a forbearance petition granted in an order adopted by the FCC on October 24, 2007. In the National Broadband Plan, an FCC staff team recommended that the FCC review its wholesale regulatory framework for broadband services, including competitive access to local fiber facilities, copper retirement rules and implementation of Section 271 of the Communications Act of 1934, as amended.

Promotion of universal service. Current FCC rules provide different methodologies for the determination of universal service payments to rural and non-rural telephone company areas. In general, the rules provide high-cost support to rural telephone company study areas where the company’s actual costs exceed a preset nationwide benchmark level. High-cost support for non-rural telephone company areas, on the other hand, is determined by a nationwide proxy cost model. The FCC’s current rules for support to high-cost areas served by non-rural local telephone companies were previously remanded by U.S. Court of Appeals for the Tenth Circuit, which had found that the FCC had not adequately justified these rules. The FCC has initiated a rulemaking proceeding in response to the court’s remand, but its rules remain in effect pending the results of the rulemaking. The Federal-State Joint Board on Universal Service is also considering proposals to update the proxy model used to determine non-rural high-cost funding is determined. In 2000, the FCC also created an explicit support mechanism to replace implicit support that was previously recovered in interstate access charges for carriers subject to price-cap regulation. Most of the combined company’s price-cap regulated study areas will receive this interstate access support.

The payments received by Frontier’s and Spinco’s rural local exchange carriers from the rural and high cost portions of the USF are intended to support the high cost of the combined company’s operations in rural markets. Various parts of the federal rural and the high cost USF are subject to caps that can reduce the amount of support provided from year to year. For example, payments from the USF will fluctuate based upon the combined company’s average cost per loop in a study area compared with the national average cost per loop. For areas classified as rural telephone companies, if the national average cost per loop increases and the combined company’s operating costs and average cost per loop increase at a lower rate, remain constant or decrease, the payments the combined company will receive from the USF will decline. Conversely, if the national average cost per loop decreases and the combined company’s operating costs and average cost per loop decrease at a lower rate, remain constant or increase, the payments the combined company will receive from the USF will increase. Over the past year, the national average cost per loop in relation to the average cost per loop for the majority of Frontier study areas has increased, and Frontier believes the national average cost per loop will likely continue to increase in relation to its average cost per loop. As a result, the payments from the rural portions of the USF that the combined company will receive with respect to the operations of the current Frontier business will likely decline. In addition, subsidy revenue received under the federal interstate access support fund may also decline, as that fund is also subject to a national cap and the formula used to allocate funds among recipients may cause the combined company’s support to decline, as occurred for the Frontier business and the Spinco business in 2008 and 2009. Furthermore, the proposed changes in the federal rules governing both the collection and distribution of the USF are pending before the FCC. If the combined company’s rural local exchange carriers were unable to receive USF payments, or if those payments were reduced, many of its rural local exchange carriers may operate less profitably as they have historically under Frontier in the absence of the combined company’s implementation of increases in charges for other services. Moreover, if the combined company raise prices for services to offset loss of USF payments, the increased pricing of the combined company’s services may disadvantage it competitively in the marketplace, resulting in additional potential revenue loss.

Universal service rules have been adopted by both the FCC and some state regulatory commissions. USF disbursements may be distributed only to carriers that are designated as eligible telecommunications carriers by a state regulatory commission. All of the incumbent local exchange carriers that will be operated by the combined company have been designated as eligible telecommunications carriers pursuant to the Telecommunications Act. However, under the Telecommunications Act, competitors can obtain the same support payments per line served as the combined company will if a state regulatory commission determined that granting support payments to competitors would be in the public interest, although the FCC placed a temporary cap on high-cost support paid to CETCs in May 2008. The FCC is currently considering revisions to the distribution mechanisms for universal service funds.

In May 2007, the FCC requested comment on the possible use of reverse auctions to determine recipients of high-cost universal service reform, as well as on other rule changes that could reduce support in the future, or provide for new support, such as for broadband services. The FCC issued a Further Notice of Proposed Rulemaking on November 5, 2008, with a range of different proposals. Some of these proposals would likely substantially reduce the universal service support Frontier would receive, if ultimately adopted without change. Neither Spinco nor Frontier can predict what course the FCC will take on universal service distribution reform, but it is possible that the remedy selected by the FCC could materially affect the amount of universal service funding the combined company will receive. It is possible that the Joint Board will recommend and the FCC will adopt additional mechanisms to reduce the amount of high-cost universal service support disbursed in rural areas to ILECs, as it recently did with respect to CETCs.

As discussed above, the National Broadband Plan recommends transitioning all of the existing federal high cost subsidy programs into a new fund focusing on broadband infrastructure building out unserved areas with support going to only one subsidized provider per geographic area. There is no assurance that a carrier that receives support under the existing federal high cost subsidy programs would receive support under the new broadband fund. The National Broadband Plan also recommends that the federal universal service fund in total remain close to its current size in 2010 dollars.

Universal service funding is currently collected through a surcharge on interstate and international end-user revenues. Declining long distance revenues, the popularity of service bundles that include local and long distance services, and the growth in the size of the fund, due primarily to increased funding to CETCs, are all causing the FCC to consider alternative and more sustainable means for collecting this funding. One alternative under active consideration would be to impose surcharges on telephone numbers or network connections. As an interim step, in June 2006, the FCC ordered that providers of certain VOIP services are subject to federal universal service obligations. The FCC also increased the percentage of revenues subject to federal universal service obligations that wireless providers may use as a safe harbor. The FCC is considering revisions to the contribution methodology for funding universal service. In the National Broadband Plan, an FCC staff team recommended broadening the universal service contribution base, and discussed proposals to include broadband revenues or to assess broadband connections through a hybrid numbers and connections-based approach, but also noted that some suggest that broadband should not be assessed. Any further change in the current assessment mechanism could result in a change in the contribution that local telephone companies, wireless carriers or others must make and that would be collected from customers.

Neither Frontier nor Spinco can predict whether the FCC or Congress will require modification to any of the universal service rules, or the ultimate impact that any such modification might have on the combined company.

Recent and potential regulatory developments

Federal legislators, the FCC and state regulators are currently considering a number of proposals for changing the manner in which eligibility for federal subsidies is determined as well as the amounts of such subsidies. In May 2008, the FCC issued an order to cap CETC receipts from the high cost Federal Universal Service Fund. In 2009, the federal court upheld the FCC’s order and the cap remains in place pending any future reform.

The FCC is considering proposals that may significantly change interstate, intrastate and local intercarrier compensation and would revise the Federal Universal Service funding and disbursement mechanisms to incentivize expanded broadband availability. The National Broadband Plan recommends eliminating all per-minute intercarrier compensation charges by 2020, and reducing intrastate terminating switched access rates to interstate terminating switched access levels over a two to four year period beginning in 2012. The National Broadband Plan also recommends transitioning all of the existing federal high cost subsidy programs, including the Federal High Cost Loop Fund, federal interstate access support, federal interstate common line support, federal local switching support fund (but not including surcharges billed to customers), into a new fund focusing on broadband infrastructure buildout in unserved areas. The National Broadband Plan further recommends that there would be only one subsidized provider of broadband per geographic area, and that eligibility criteria would be company and technology agnostic, so long as the service provided meets the specifications set by the FCC. However, there is no assurance that a carrier that receives support under the existing federal high cost subsidy programs would receive support under the new broadband fund. In addition, the National Broadband Plan proposes that the total federal universal service fund, including high cost support, low income support and support to schools and libraries, remain close to its current size in 2010 dollars. The National Broadband Plan proposals could be accepted, rejected or modified significantly by the FCC. The FCC also has an ongoing proceeding considering whether to make changes in its regulatory regime governing special access services, including whether to mandate lower rates, change standards for deregulation and pricing flexibility, or to require changes to other terms and conditions. When and how these proposed changes will be addressed are unknown and, accordingly, Frontier and Spinco are unable to predict the impact of future changes on the combined company’s results of operations. However, future reductions in the combined company’s subsidy and access revenues will directly affect its profitability and cash flows as those regulatory revenues do not have associated variable expenses. Frontier’s access and subsidy revenues declined in 2009 compared to 2008 and are both likely to decline further in 2010.

Certain states have opened proceedings to address reform to intrastate access charges and other intercarrier compensation. Neither Spinco nor Frontier can predict when or how these matters will be decided or the effect on the combined company’s subsidy or access revenues. In addition, Frontier has been approached by, and/or is involved in formal state proceedings with, various carriers seeking reductions in intrastate access rates in certain states.

Regulators at both the federal and state levels continue to address whether VOIP services are subject to the same or different regulatory and intercarrier compensation regimes as traditional telephony. The FCC has concluded that certain VOIP services are jurisdictionally interstate in nature and states therefore are preempted from regulating the rates, terms and conditions on which providers offer these services. The FCC has not addressed other related issues, such as: whether or under what terms VOIP originated traffic may be subject to intercarrier compensation; and whether VOIP services are subject to general state requirements relating to taxation and general commercial business requirements. The FCC has stated its intent to address these open questions in subsequent orders in its ongoing “IP-Enabled Services Proceeding.” Internet telephony may have an advantage over the traditional services of Frontier and Spinco if it remains less regulated.

In January 2008, the FCC released public notices requesting comments on two petitions that have been filed regarding net neutrality and the application of the FCC’s Internet Policy Statement. In October 2009 the FCC issued a proposed rulemaking looking at rules to “Preserve a Free and Open Internet”, including proposed restrictions on broadband network management practices. That proceeding remains pending.

Some state regulators have in the past considered imposing on regulated companies (including us) cash management practices that could limit the ability of a company to transfer cash between its subsidiaries or to its parent company. None of the existing state requirements materially affect the cash management of Frontier, but future changes by state regulators could affect the combined company’s ability to freely transfer cash within its consolidated companies.

In February 2009, the President signed into law an economic stimulus package, the American Recovery and Reinvestment Act (“ARRA”), that includes $7.2 billion in funding, through grants and loans, for new broadband investment and adoption in unserved and underserved communities. Frontier filed applications for the first round of stimulus funding in West Virginia, but was notified in February 2010 that it was not selected. The federal agencies responsible for administering the programs released rules and evaluation criteria for the second round of funding, with applications due by March 15, 2010. Frontier has applied for one funding of approximately $5.5 million in this round.

In May 2010, the West Virginia commission directed Verizon West Virginia to certify, prior to the earlier of July 6, 2010 or closing of the merger, that it has established an escrow account funded with $72.4 million to be used for service quality initiatives.

Current and potential internet regulatory obligations

In connection with the combined company’s Internet access offerings, the combined company could become subject to laws and regulations as they are adopted or applied to the Internet. There is currently only limited regulation applicable to these services. As the significance of the Internet expands, federal, state and local governments may adopt rules and regulations, or apply existing laws and regulations to the Internet (including Internet access services), and related matters are under consideration in both federal and state legislative and regulatory bodies. Neither Frontier nor Spinco can predict whether the outcome of pending or future proceedings will prove beneficial or detrimental to the combined company’s competitive position.

The FCC adopted orders which put wireline broadband Internet access service, commonly delivered by DSL or fiber technology, as well as mobile wireless based broadband Internet access service and other forms of broadband Internet access services on an equal regulatory footing with cable modem service. This approach is consistent with a United States Supreme Court decision upholding the FCC’s classification of cable modem services as “information services” not subject to mandatory common carriage regulation. Specifically, the FCC has determined that these information services are functionally integrated with any underlying telecommunications component, and that there is no obligation to separate out and offer that transmission component subject to common carriage regulation. The FCC provides the option, however, for rate of return carriers to voluntarily provide wireline broadband Internet access service as a common-carrier offering. In the National Broadband Plan, the FCC staff team indicates that the FCC will consider the legal classification of broadband as it reviews the Plan.

The FCC has imposed particular regulatory obligations on broadband services. For example, it has concluded that VOIP and facilities-based broadband Internet access providers must comply with the Communications Assistance for Law Enforcement Act, a decision that the United States Court of Appeals for the District of Columbia Circuit has upheld. The FCC has also required VOIP providers to provide enhanced 911 emergency calling capabilities. Recently, there have also been discussions among policymakers concerning “net neutrality” or the potential requirement for non-discriminatory treatment of traffic over broadband networks. The FCC has sought comment on industry practices in connection with this issue. However, neither Spinco nor Frontier can predict what, if any, impact this may have on the combined company’s business.

The National Broadband Plan proposes a series of other actions that could result in additional regulatory requirements for broadband services. These proposals include, but are not limited to, mandating specific disclosures to customers concerning actual speed of service; new regulations governing customer privacy; reports to the government on service outages; providing emergency alerts and access to next-generation 911 services; evaluating the resiliency of broadband networks in disasters and emergencies; and providing priority access to first responders in emergencies. The FCC staff has indicated that the FCC will initiate proceedings on these and other issues over the next several months. Neither Spinco nor Frontier can predict, however, what, if any, impact these proposals may have on the combined company’s business.

Video programming. The combined company will provide video programming in Oregon, Washington, and Indiana, pursuant to franchises, permits, and similar authorizations issued by local franchising authorities. Each local franchising authority in Oregon and Washington often must approve a transfer to another party. Most franchises are subject to termination proceedings in the event of a material breach. In addition, most franchises require payment of a franchise fee to the granting authority.

Many franchises establish comprehensive facilities and service requirements, as well as specific customer service standards and monetary penalties for non-compliance. In many cases, franchises are terminable if the franchisee fails to comply with significant provisions set forth in the franchise agreement governing system operations. Franchises are generally granted for fixed terms of at least ten years and must be periodically renewed. Local franchising authorities may resist granting a renewal if either past performance or the prospective operating proposal is considered inadequate.

For information regarding approvals by local franchising authorities in connection with the transactions, see “—Regulation of the business of the combined company after the spin-off and merger.”

Federal, state and local governments extensively regulate the video services industry. The combined company’s video programming operations will be subject to, among other things, subscriber privacy regulations; requirements that the combined company carries a local broadcast station or obtain consent to carry a local or distant broadcast station; rules for franchise renewals and transfers; the manner in which program packages are marketed to subscribers; and program access requirements.

Environmental regulation

Like all other local telephone companies, the local exchange carrier subsidiaries that will be operated by us are subject to federal, state and local laws and regulations governing the use, storage, disposal of, and exposure to hazardous materials, the release of pollutants into the environment and the remediation of contamination. As an owner and former owner of property, the combined company could be subject to environmental laws that impose liability for the entire cost of cleanup at contaminated sites, including sites formerly owned by Frontier or the Spinco business, regardless of fault or the lawfulness of the activity that resulted in contamination. Frontier believes that the combined company’s operations will be in substantial compliance with applicable environmental laws and regulations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based upon the historical consolidated financial information of Frontier and the historical combined special-purpose financial information of Verizon’s Separate Telephone Operations included elsewhere in this information statement/prospectus, and has been prepared to reflect the transactions based on the acquisition method of accounting. The unaudited pro forma condensed combined financial information presents the combination of the historical financial statements of Frontier and the historical financial statements of Verizon’s Separate Telephone Operations, adjusted to give effect to (1) the transfer of specified assets and liabilities from Verizon to Spinco in the distribution immediately prior to the spin-off that are not included in Verizon’s Separate Telephone Operations’ historical balance sheet as of March 31, 2010 and the retention of specified assets and liabilities by Verizon that are included in Verizon’s Separate Telephone Operations’ historical balance sheet as of March 31, 2010, as more fully described in note 4(c) below, (2) the expected repayment on June 1, 2010, of $175 million of indebtedness of Verizon’s Separate Telephone Operations that would otherwise have constituted distribution date indebtedness, (3) the completion of the notes offering to make the special cash payment to Verizon, as more fully described in note 4(a) below, (4) the distribution of shares of Spinco common stock to a third-party distribution agent for the benefit of Verizon stockholders, (5) the receipt by Verizon from Spinco of $3,333 million in aggregate value in the form of the special cash payment and the Verizon debt reduction as more fully described in note 4(a) below and (6) the merger of Spinco with and into Frontier, with Frontier considered the accounting acquirer, based on the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information. The historical financial information has been adjusted to give effect to events that are directly attributable to the transactions and factually supportable and, in the case of the statements of operations information, that are expected to have a continuing impact.

The unaudited pro forma condensed combined balance sheet information has been prepared as of March 31, 2010, and gives effect to the transactions and other events described above as if they had occurred on that date. The unaudited pro forma condensed combined statements of operations information, which have been prepared for the three months ended March 31, 2010 and for the year ended December 31, 2009, give effect to the transactions and other events described above as if they had occurred on January 1, 2009.

The unaudited pro forma condensed combined financial information was prepared using (1) the unaudited interim condensed combined special-purpose financial statements of Verizon’s Separate Telephone Operations as of and for the three months ended March 31, 2010, included in this information statement/prospectus, (2) the audited combined special-purpose financial statements of Verizon’s Separate Telephone Operations as of and for the year ended December 31, 2009, included in this information statement/prospectus, (3) the unaudited interim condensed consolidated financial statements of Frontier as of and for the three months ended March 31, 2010, included in this information statement/prospectus, and (4) the audited consolidated financial statements of Frontier as of and for the year ended December 31, 2009, included in this information statement/prospectus.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have been achieved had the transactions and other events described above been completed at the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or results of operations of the combined company after completion of the merger. In the opinion of Frontier’s management, all adjustments considered necessary for a fair presentation have been included.

The unaudited pro forma condensed combined financial information does not give effect to any potential cost savings or other operating efficiencies that could result from the merger. In addition, the fair value of the assets acquired and liabilities assumed are based upon estimates. The final allocation is dependent upon valuations and other studies that will not be completed until after the merger is consummated. Accordingly, pro forma adjustments for the allocation of the value of Frontier common stock to be issued by Frontier as consideration as discussed in note (2) below are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information in this information statement/prospectus.

Frontier Communications Corporation and Subsidiaries

Unaudited Pro Forma Condensed Combined Balance Sheet Information

As of March 31, 2010

($ in millions)

	Frontier	Spinco					Pro Forma Adjustments (4d)	Pro Forma Combined
		Verizon’s Separate Telephone Operations As Reported	Incurrence of New Debt (4a)	Special Cash Payment and Repayment of Indebtedness (4b)	Additional Transfer of Assets and Liabilities to/from Verizon (4c)	Verizon’s Separate Telephone Operations as Adjusted
ASSETS:
Cash and cash equivalents	$331	$—	$3,130	$(3,083)	$—	$47	$—	$378	(4e)
Accounts receivable, net	190	411	—	—	—	411	—	601
Other current assets	106	246	—	—	(113)	133	—	239

Total current assets	627	657	3,130	(3,083)	(113)	591	—	1,218
Property, plant and equipment, net	3,116	5,180	—	—	98	5,278	—	8,394
Goodwill, net	2,642	—	—	—	—	—	3,625	6,267
Other intangibles, net	234	—	—	—	—	—	1,152	1,386
Other assets	175	2,355	70	—	(2,269)	156	—	331

Total assets	$6,794	$8,192	$3,200	$(3,083)	$(2,284)	$6,025	$4,777	$17,596

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt due within one year	$7	$175	$—	$(175)	$—	$—	$—	$7
Accounts payable and other current liabilities	319	665	—	—	(247)	418	35	772

Total current liabilities	326	840	—	(175)	(247)	418	35	779
Deferred income taxes	730	1,291	—	—	(468)	823	426	1,979
Other liabilities	633	1,360	—	—	(922)	438	—	1,071
Long-term debt	4,797	250	3,200	—	—	3,450	—	8,247

Total long-term liabilities	6,160	2,901	3,200	—	(1,390)	4,711	426	11,297
Stockholders’ equity	308	4,451	—	(2,908)	(647)	896	4,316	5,520

Total liabilities and stockholders’ equity	$6,794	$8,192	$3,200	$(3,083)	$(2,284)	$6,025	$4,777	$17,596

See notes to unaudited pro forma condensed combined financial information.

Frontier Communications Corporation and Subsidiaries

Unaudited Pro Forma Condensed Combined Statement of Operations Information

For the year ended December 31, 2009

($ in millions, except per share amounts)

	Frontier	Verizon’s Separate Telephone Operations	Adjustments		Pro forma combined
Revenue	$2,118	$4,065	$16	(5a)	$6,071
			(66	)(5b)
			(62	)(5d)
Cost and expenses (exclusive of depreciation and amortization)	1,007	2,742	10	(5a)	3,193
			(63	)(5b)
			(412	)(5c)
			(62	)(5d)
			(26	)(5e)
			(1	)(5f)
			(2	)(5h)
Depreciation and amortization	477	781	3	(5a)	1,505
			230	(5g)
			14	(5h)
Acquisition and integration costs	28	—	(28	)(5e)	—

Total operating expenses	1,512	3,523	(337)		4,698

Operating income	606	542	225		1,373
Investment and other income (expense), net	(37)	1	—		(36)
Interest expense	378	92	267	(5i)	663
			(74	)(5j)
Income tax expense	70	159	12	(5k)	241

Net income	$121	$292	$20		$433

Basic and diluted income per common share:	$0.38				$0.44

Weighted-average shares outstanding (in millions)	310				987	(3)

See notes to unaudited pro forma condensed combined financial information.

Frontier Communications Corporation and Subsidiaries

Unaudited Pro Forma Condensed Combined Statement of Operations Information

For the three months ended March 31, 2010

($ in millions, except per share amounts)

	Frontier	Verizon’s Separate Telephone Operations	Adjustments		Pro Forma Combined
Revenue	$520	$964	$4	(5a)	$1,456
			(14	)(5b)
			(18	)(5d)
Cost and expenses (exclusive of depreciation and amortization)	247	700	2	(5a)	777
			(14	)(5b)
			(130	)(5c)
			(18	)(5d)
			(9	)(5e)
			(1	)(5h)
Depreciation and amortization	101	180	1	(5a)	344
			58	(5g)
			4	(5h)
Acquisition and integration costs	10	—	(10	)(5e)	—

Total operating expenses	358	880	(117)		1,121

Operating income	162	84	89		335
Investment and other income (expense), net	7	—	—		7
Interest expense	94	20	67	(5i)	165
			(16	)(5j)
Income tax expense	32	62	14	(5k)	85
			(23	)(5l)

Net income	$43	$2	$47		$92

Basic and diluted income per common share:	$0.14				$0.09

Weighted-average shares outstanding (in millions)	310				987	(3)

See notes to unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed

Combined Financial Information

1.	Description of the Transactions

On May 13, 2009, Verizon, Frontier and Spinco, a wholly owned subsidiary of Verizon, entered into the merger agreement pursuant to which Spinco will merge with and into Frontier, with Frontier surviving the merger as the combined company. Pursuant to the merger agreement, Verizon stockholders will receive shares of Frontier common stock in an amount to be determined at the closing of the merger, which shares of Frontier common stock are assumed for purposes of the pro forma condensed combined financial information to have a value of $5,247 million.

Immediately prior to the merger, Spinco (1) will hold defined assets and liabilities of the local exchange business and related landline activities of Verizon in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin and in portions of California bordering Arizona, Nevada and Oregon, including Internet access and long distance services and broadband video provided to designated customers in those states, and (2) will be spun off to Verizon stockholders. In connection with the spin-off, Verizon will receive from Spinco $3,333 million in aggregate value in the form of the special cash payment, the Verizon debt reduction and, if required, Spinco debt securities. The parties expect, and it is assumed for purposes of the pro forma condensed combined financial information, that no Spinco debt securities will be issued to Verizon in connection with the transactions.

The exact number of shares to be issued by Frontier will be equal to (1) $5,247 million divided by (2) the Frontier average price, which is the average of the volume-weighted averages of the trading prices of Frontier common stock for the 30 consecutive trading days ending on the third trading day before the closing of the merger, provided that if an ex-dividend date occurs during this 30 day period, then the trading price for a share of Frontier common stock for each day before the stock begins trading ex-dividend will be reduced for purposes of this calculation by the amount of the dividend payable. The aggregate number of shares of Frontier common stock to be issued pursuant to the merger agreement will therefore change depending on the Frontier average price and will not be known until the closing of the merger. The merger agreement provides that if the Frontier average price, as calculated, exceeds $8.50, then the Frontier average price will be $8.50, and if the Frontier average price, as calculated, is less than $7.00, then the Frontier average price will be $7.00. Depending on the trading prices of Frontier common stock prior to the closing of the merger, immediately after the closing of the merger, Verizon stockholders will own between approximately 66% and 71% of the combined company’s outstanding equity, and Frontier stockholders will own between approximately 29% and 34% of the combined company’s outstanding equity.

Verizon received a favorable ruling from the IRS indicating, with certain caveats, that the spin-off and merger qualify as tax-free transactions, except to the extent that cash is paid to Verizon stockholders in lieu of fractional shares. As expected, the IRS ruling does not rule that the spin-off satisfies every requirement of a tax-free spin-off, and the parties will rely solely on an opinion of counsel to determine that such additional requirements are satisfied.

The pro forma condensed combined financial information was prepared using the accounting standard regarding Business Combinations. For purposes of the pro forma condensed combined financial information, the aggregate estimated transaction costs (other than debt incurrence fees in connection with the notes offering, as set forth in note 4(a)), which will be charged as an expense of Frontier as they are incurred, are expected to be approximately $55 million and include estimated costs associated with investment banker advisory fees, legal fees, and regulatory and auditor services of Frontier. Approximately $2 million and $18 million of transaction costs were recognized by Frontier for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively, and the balance of $35 million is reflected as an accrual in the Pro Forma Adjustments column on the unaudited pro forma condensed combined balance sheet. These costs are eliminated as a pro forma adjustment in the unaudited pro forma condensed combined statements of operations for the three months ended

March 31, 2010 and the year ended December 31, 2009. In addition, the combined company will incur integration costs primarily related to information systems, network and process conversions (including hardware and software costs). The specific details of these integration plans will be refined as the integration is implemented over the next three years after completion of the merger and will be recorded based on the nature and timing of the specific action. For purposes of the pro forma condensed combined financial information, it is assumed that no amounts will be paid, payable or forgone by Verizon pursuant to orders or settlements issued or entered into in order to obtain governmental approvals in the Spinco territory that are required to complete the merger or the spin-off.

Frontier is considered the accounting acquirer for purposes of the preparation of the pro forma condensed combined financial information. This conclusion is based upon Frontier’s consideration of all relevant factors included in the accounting standard regarding Business Combinations including (1) the issuance by Frontier of its common stock to Verizon stockholders to acquire the Spinco business through the merger of Spinco with and into Frontier, (2) the composition of the board of directors of the combined company, which will initially consist of nine Frontier-selected directors and three Verizon-selected directors, and (3) the composition of the executive management team of the combined company, which will be led by current Frontier executives, including its Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

The merger is subject to customary closing conditions and continuing effectiveness of regulatory approvals. Subject to these conditions, it is anticipated that the merger will be completed on July 1, 2010.

2.	Basis of Preliminary Estimated Transaction Consideration Allocation

The allocation presented below represents the effect of recording on a preliminary basis the value of Frontier common stock to be issued by Frontier as consideration in the merger under the acquisition method of accounting (dollars in millions):

Estimated transaction consideration:		$5,247
Current assets	$591
Property, plant & equipment—net	5,278
Goodwill	3,625
Customer list	1,152
Other assets	156
Current liabilities	(418)
Deferred income taxes	(1,249)
Long-term debt	(3,450)
Other liabilities	(438)

Total net assets acquired	$5,247

The allocation of the value of the Frontier common stock to be issued by Frontier as consideration in the merger to assets and liabilities is preliminary. The final allocation of the value of the Frontier common stock to be issued by Frontier as consideration in the merger will be based on the actual value of the Frontier common stock to be issued by Frontier as consideration in the merger and the fair values of assets acquired and liabilities assumed as of the effective time of the merger, determined based upon a third-party valuation. The valuation will be completed after consummation of the merger. There can be no assurance that the actual allocation will not differ significantly from the preliminary allocation.

The above noted preliminary allocation includes deferred taxes that are established at acquisition. Deferred taxes represent the tax effect at 37% of the non-deductible step-up in value of the customer list (($1,152 million x 0.37) = $426 million). The offsetting entry to establish the deferred tax liability is recorded as goodwill.

3.	Frontier common stock to be issued:

The following assumptions have been made regarding the number of shares to be issued by Frontier and show the resulting impact on relative share ownership and earnings per share:

Projected Value of shares to be issued (in millions)	$5,247	$5,247	$5,247
Divided by Price Per Share	$7.00	$7.75	$8.50

Projected Shares to be Issued to Verizon stockholders (in millions)	750	677	617
Frontier Shares Outstanding at March 31, 2010, pre-merger (in millions)	313	313	313

Total Shares after merger (in millions)	1,063	990	930

Percentage ownership by Frontier stockholders after merger	29%	32%	34%
Percentage ownership by Verizon stockholders after merger	71%	68%	66%

Impact on Pro Forma Earnings Per Share (basic and diluted), Year Ended December 31, 2009:

Pro Forma Weighted Average
Shares Outstanding (in millions):
Frontier pre merger	310	310	310
Plus shares issued in the merger	750	677	617

Total Pro Forma Weighted Average Shares Outstanding	1,060	987	927

Pro Forma Net Income (dollars in millions)	$433	$433	$433
Pro Forma Earnings Per Share (basic and diluted)	$0.41	$0.44	$0.47

4.	Balance Sheet Adjustments:

(a)	Spinco completed a financing of $3,200 million in principal amount of notes on April 12, 2010. The gross proceeds of the notes offering, plus an amount in cash contributed by Frontier that equals the amount of interest that will accrue on the notes from April 12, 2010 to October 1, 2010, were deposited into an escrow account. Immediately prior to the spin-off and the completion of the merger, the gross proceeds of the notes offering (less the initial purchasers’ discount) will be released from the escrow account and used to make the special cash payment by Spinco to Verizon, with any such amount in excess of the special cash payment to be retained by the combined company. The amount of the special cash payment is subject to a limit of $3,333 million and will be reduced by the amount of long-term debt of Verizon that will become the consolidated indebtedness of Spinco at the time of the spin-off. At March 31, 2010, Verizon’s Separate Telephone Operations had long-term debt, including current maturities, of $425 million. Of the $425 million of Verizon’s Separate Telephone Operations’ debt as of March 31, 2010, $175 million will mature on June 1, 2010. The adjustment presented therefore reflects debt incurrence of $3,200 million in connection with the notes offering with net cash proceeds, after assumed debt incurrence fees, of $3,130 million, $3,083 million of which will be used by Spinco to make the special cash payment. This adjustment also assumes estimated debt incurrence fees of $70 million. The notes issued in the notes offering were issued at par and bear interest at a weighted average rate of 8.36%.

Total cash to be paid to Verizon of $3,083 million plus remaining distribution date indebtedness of Verizon’s Separate Telephone Operations of $250 million provides Verizon with total value of $3,333 million.

The parties expect, and it has been assumed for purposes of the pro forma condensed combined financial information, that no Spinco debt securities will be issued to Verizon in connection with the transactions.

(b)	This adjustment represents a special cash payment to Verizon by Spinco from the net cash proceeds of the notes offering described in 4(a) above and reflects the repayment by Verizon’s Separate Telephone Operations prior to the merger date of $175 million of its outstanding indebtedness that would otherwise constitute distribution date indebtedness.

(c)	Verizon’s Separate Telephone Operations are adjusted to (1) include assets and liabilities that will be transferred to Spinco but are not included in Verizon’s Separate Telephone Operations’ financial statements provided elsewhere in this information statement/prospectus and (2) exclude assets and liabilities that will be retained by Verizon that are included in Verizon’s Separate Telephone Operations’ financial statements provided elsewhere in this information statement/prospectus. A brief description of these items follows (dollars in millions):

Balance	Amount	Reason
Other current assets	$(75)	Intercompany receivables retained by Verizon
	(1)	Receivables related to businesses retained by Verizon
	2	Receivables related to approximately 22,000 California access lines transferred to Spinco but not included in Verizon’s Separate Telephone Operations financial information
	(8)	Deferred income taxes related to uncertain tax balances and postemployment benefits retained by Verizon
	(31)	Inventory net transfer

$(113)

Property, plant and equipment, net	$24	Fixed assets related to approximately 22,000 California access lines referenced above
	(64)	Fixed assets related to Verizon’s national operations to be retained by Verizon
	58	Verizon corporate real estate in the Spinco territory transferred to Spinco
	75	Capital expenditures to permit stand-alone operation of Spinco
	5	Corporate leased vehicles in the Spinco territory to be transferred to Spinco

$98

Other assets	$(2,222)	Prepaid pension in excess of actuarial liability retained by Verizon
	(47)	Reclassify capital expenditures to permit stand-alone operation of Spinco to Property, plant and equipment

$(2,269)

Accounts payable and other current liabilities	$(108)	Intercompany payables retained by Verizon
	(128)	Accrued income taxes retained by Verizon
	(14)	Postemployment benefits retained by Verizon
	3	Accounts payable and accrued liabilities related to approximately 22,000 California access lines referenced above

$(247)

Balance	Amount	Reason
Other liabilities	$(872)	Pension, other postretirement employee benefits of retirees, stock-based compensation and postemployment benefits retained by Verizon
	5	Corporate leased vehicles in the Spinco territory transferred to Spinco
	3	Other liabilities related to approximately 22,000 California access lines referenced above
	(58)	Accrued uncertain tax position liability retained by Verizon

	$(922)

Deferred income taxes	$(468)	Deferred income taxes on the adjustments above

Parent funding	$(647)	Reflects the aggregate impact of the above noted entries

The pension and other postretirement employee benefits adjustments are based on a preliminary actuarial evaluation obtained from a third party. The final actuarial evaluation completed at the time of completion of the merger may be different from that reflected in the pro forma condensed combined financial information. This difference, including the related impact on deferred taxes, may be material.

(d)	(i) This adjustment in the amount of $3,625 million ($3,199 million + $426 million) reflects the goodwill associated with the excess of the transaction consideration issued over the preliminary estimated fair value of the underlying identifiable net tangible and intangible assets at March 31, 2010 ($3,199 million), and reflects the impact of the deferred taxes established in (iii) below ($426 million).

(ii) This adjustment in the amount of $1,152 million reflects the preliminary fair value of the identifiable intangible asset (customer list) which was estimated by Frontier’s management based on the fair values assigned to similar assets in recently completed acquisitions (a market approach). A third party valuation firm will be utilized to help determine the final fair value after the merger is completed. The estimated useful life of the customer list asset was assumed to be five years.

(iii) This adjustment in the amount of $426 million reflects the deferred taxes associated with the non-deductible customer list asset ($1,152 million x 37% = $426 million) based on an assumed tax rate of 37%.

(iv) This adjustment in the amount of $35 million records the estimated unpaid non-recurring costs for acquisition related transaction costs, primarily bankers, lawyers and consulting advisory fees.

(v) This adjustment in the amount of $4,316 million ($5,247 million – $896 million – $35 million) eliminates the “as adjusted” net equity of Verizon’s Separate Telephone Operations ($896 million) and reflects Frontier’s issuance of common stock to Verizon stockholders ($5,247 million) less unpaid estimated transaction costs of $35 million as of March 31, 2010.

(e)	A portion of the pro forma combined cash and cash equivalents is expected to be held in escrow accounts or otherwise restricted after the closing of the merger in order to satisfy certain commitments to be made by Frontier in connection with obtaining regulatory approvals for the transactions. The amount of such restricted cash will be determined in connection with obtaining those regulatory approvals.

5.	Income Statement Adjustments:

(a)	This adjustment reflects results of operations related to the transfer of approximately 22,000 California access lines, representing a portion of the Spinco business not included in Verizon’s Separate Telephone Operations, to the combined company.

(b)	This adjustment reflects results of operations of wireless directory assistance, long distance revenues from calling cards and discontinued services, and customer premises equipment contracts that will not be transferred in the transactions.

(c)	This adjustment reflects pension, other postretirement employee benefits of retirees and postemployment benefits retained by Verizon.

(d)	This adjustment conforms the classification of bad debt expenses by Verizon’s Separate Telephone Operations to the classification policy of Frontier.

(e)	This adjustment reflects the removal of acquisition, integration and realignment expenses related to activities to enable Spinco to operate on a stand-alone basis in connection with the proposed business combination with Frontier.

(f)	This adjustment reflects the removal of transactions between Verizon’s Separate Telephone Operations and Frontier.

(g)	This adjustment reflects amortization expense associated with the customer list asset estimated in note 4(d) above assuming an estimated useful life of five years which corresponds to an increase in depreciation and amortization of $58 million and $230 million for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively.

The actual depreciation and amortization expense will be based on the final fair value attributed to the identifiable tangible and intangible assets based upon the results of the third-party valuation of the acquired assets. The depreciation and amortization rates may also change based on the results of this third-party valuation. There can be no assurance that the actual depreciation and amortization expense will not differ significantly from the pro forma adjustment presented.

(h)	This adjustment reflects depreciation on Verizon corporate real estate in the Spinco territory transferred to Spinco, net of depreciation in fixed assets related to Verizon national operations to be retained by Verizon and related rent expense allocated to Verizon’s Separate Telephone Operations.

(i)	This adjustment reflects additional interest expense on $3,200 million of notes issued in the notes offering, based on a weighted average interest rate of 8.36%.

(j)	This adjustment adjusts interest expense of Spinco to represent the annualized third-party interest charge on the long-term debt ($250 million) contributed by Verizon to Spinco.

(k)	This adjustment reflects the tax effect of the adjustments described in notes 5(a) through 5(j) above, using an estimated effective income tax rate of 37%.

(l)	This adjustment reflects the reversal of a portion of Verizon’s Separate Telephone Operations’ one-time, non-cash tax charge as a result of the enactment of the Health Care Act. This portion of the charge relates to retiree prescription drug coverage benefits for which the obligation will be retained by Verizon.

MANAGEMENT OF THE COMBINED COMPANY

Management

The following table provides the name, age and title of each person who is currently expected to be a member of the senior management of the combined company immediately following the merger.

Name	Age	Current position
Mary Agnes Wilderotter	55	Chairman of the Board, President and Chief Executive Officer
Donald R. Shassian	54	Executive Vice President and Chief Financial Officer
Kathleen Quinn Abernathy	53	Chief Legal Officer and Executive Vice President, Regulatory and Government Affairs
Peter B. Hayes	52	Executive Vice President, Commercial Sales
Robert J. Larson	51	Senior Vice President and Chief Accounting Officer
Daniel J. McCarthy	46	Executive Vice President and Chief Operating Officer
Cecilia K. McKenney	47	Executive Vice President, Human Resources and Call Center Sales & Services
Melinda White	50	Executive Vice President and General Manager, Marketing and New Business Operations

MARY AGNES WILDEROTTER has been with Frontier since November 2004. She was elected President and Chief Executive Officer in November 2004 and Chairman of the Board in December 2005. Prior to joining Frontier, she was Senior Vice President—Worldwide Public Sector of Microsoft Corp. from February 2004 to November 2004 and Senior Vice President—Worldwide Business Strategy of Microsoft Corp. from 2002 to 2004. Before that she was President and Chief Executive Officer of Wink Communications from 1997 to 2002.

DONALD R. SHASSIAN has been with Frontier since April 2006. He is currently Executive Vice President and Chief Financial Officer. Previously, he was Chief Financial Officer from April 2006 to February 2008. Prior to joining Frontier, Mr. Shassian had been an independent consultant since 2001 primarily providing M&A advisory services to several organizations in the communications industry. In his role as independent consultant, Mr. Shassian also served as Interim Chief Financial Officer of the Northeast region of Health Net, Inc. for a short period of time, and assisted in the evaluation of acquisition, disposition and capital raising opportunities for several companies in the communications industry, including AT&T, Consolidated Communications and smaller companies in the rural local exchange business. Mr. Shassian is a certified public accountant, and served for 5 years as the Senior Vice President and Chief Financial Officer of Southern New England Telecommunications Corporation and for more than 16 years at Arthur Andersen, where his last position was as Partner in Charge of the North American Telecom Industry.

KATHLEEN QUINN ABERNATHY joined Frontier’s management team in March 2010 as Chief Legal Officer and Executive Vice President, Regulatory and Government Affairs, after serving as a member of Frontier’s board of directors from April 2006 to March 2010. From October 2008 to March 2010, Ms. Abernathy was a partner at the law firm of Wilkinson Barker Knauer, LLP. Prior to that time, she was a partner at the law firm of Akin Gump Strauss Hauer & Feld LLP from March 2006 to October 2008. From June 2001 to December 2005, she served as a Commissioner at the Federal Communications Commission. Prior to that time, she was Vice President, Public Policy at Broadband Office Communications, Inc., a provider of commercial communications services, from 2000 to 2001.

PETER B. HAYES has been with Frontier since February 2005. He is currently Executive Vice President, Commercial Sales. Previously, Mr. Hayes was Executive Vice President, Sales, Marketing and Business Development from December 2005 to August 2009 and prior to that, Senior Vice President, Sales, Marketing and Business Development from February 2005 to December 2005. Prior to joining Frontier, he was associated with Microsoft Corp. and served as Vice President, Public Sector, Europe, Middle East, Africa from 2003 to 2005 and Vice President and General Manager, Microsoft U.S. Government from 1997 to 2003.

ROBERT J. LARSON has been with Frontier since July 2000. He was elected Senior Vice President and Chief Accounting Officer of Frontier in December 2002. Previously, he was Vice President and Chief Accounting Officer from July 2000 to December 2002. Prior to joining Frontier, he was Vice President and Controller of Century Communications Corp.

DANIEL J. McCARTHY has been with Frontier since December 1990. He is currently Executive Vice President and Chief Operating Officer. Previously, he was Senior Vice President, Field Operations from December 2004 to December 2005. He was Senior Vice President Broadband Operations from January 2004 to December 2004, President and Chief Operating Officer of Electric Lightwave from January 2002 to December 2004, President and Chief Operating Officer, Public Services Sector from November 2001 to January 2002, Vice President and Chief Operating Officer, Public Services Sector from March 2001 to November 2001 and Vice President, Citizens Arizona Energy from April 1998 to March 2001.

CECILIA K. McKENNEY has been with Frontier since February 2006. She is currently Executive Vice President, Human Resources and Call Center Sales & Service. Previously, she was Senior Vice President, Human Resources from February 2006 to February 2008. Prior to joining Frontier, she was the Group Vice President of Headquarters of Human Resources of The Pepsi Bottling Group (“PBG”) from 2004 to 2005. Previously at PBG Ms. McKenney was the Vice President, Headquarters Human Resources from 2000 to 2004.

MELINDA WHITE has been with Frontier since January 2005. She is currently Executive Vice President and General Manager, Marketing and New Business Operations. Previously, she was Senior Vice President and General Manager, Marketing and New Business Operations from July 2009 to November 2009. Prior to that, Ms. White was Senior Vice President and General Manager of New Business Operations from October 2007 to July 2009 and prior to that, Senior Vice President, Commercial Sales and Marketing from January 2006 to October 2007. Ms. White was Vice President and General Manager of Electric Lightwave from January 2005 to July 2006. Prior to joining Frontier, she was Executive Vice President, National Accounts/Business Development for Wink Communications from 1996 to 2002. From 2002 to 2005, Ms. White pursued a career in music.

Pursuant to the merger agreement, the officers of Frontier immediately prior to the merger will remain as officers of the combined company. Frontier anticipates that Frontier’s senior management team will continue to manage the combined company’s business, subject to additions and departures in the ordinary course. In addition, Frontier expects to supplement Frontier’s current senior management team with members of Verizon’s current regional management team who currently manage the Spinco business.

Board of directors

The board of directors of the combined company will consist of twelve directors, three of whom will be initially designated by Verizon and nine of whom will be initially designated by Frontier. The Frontier board currently consists of ten directors plus two vacancies. Ms. Lawton W. Fitt has agreed to resign upon the effectiveness of the merger, and it is expected that the remaining members of the Frontier board will continue to serve as the directors designated by Frontier. Verizon has designated Edward Fraioli, Pamela D.A. Reeve and Mark Shapiro to be appointed to the board of directors of the combined company in connection with the closing of the merger. Verizon’s director designees are not employees of Verizon or its affiliates or of Cellco Partnership or any of its subsidiaries, and must satisfy director independence requirements of the SEC and the NYSE. Frontier expects that Mary Agnes Wilderotter, Frontier’s current Chairman of the Board of Directors, President and Chief Executive Officer, will continue to serve in those roles with the combined company. Myron A. Wick, III currently serves as Frontier’s Lead Director. Frontier’s board of directors has given careful consideration to separating the roles of Chairman and Chief Executive Officer and has determined that Frontier and its stockholders are best served at this time by having Mrs. Wilderotter serve as both Chairman and Chief Executive Officer. The Frontier board believes that Frontier’s Chief Executive Officer is best situated to serve as Chairman because she is the director most familiar with Frontier’s business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Independent directors and management have different perspectives and roles in strategy development. Frontier’s independent directors bring experience, oversight and expertise from outside Frontier and its industry. The Frontier board also believes that the combined role of Chairman and Chief Executive Officer promotes information flow between management and the board of directors and strikes the appropriate balance between strategy development and independent oversight of management, which are essential to effective governance.

Set forth below are the names, ages and biographical information of the current members of the Frontier board who are expected to continue as members of the board of directors of the combined company following the merger:

LEROY T. BARNES, JR., 58, has served as a director of Frontier since May 2005. Prior to his retirement, he was Vice President and Treasurer of PG&E Corp., a holding company for energy-based businesses, from 2001 to 2005 and Vice President and Treasurer of Gap Inc., a clothing retailer, from 1997 to 2001. Mr. Barnes has been a director of The McClatchy Company since September 2000 and a director of Herbalife Ltd. since December 2004. He was a director of Longs Drugs Stores Corporation from February 2002 to October 2008.

Mr. Barnes is a skilled financial leader with an extensive background in finance and treasury from his career as treasurer of several public companies, including the Gap and PG&E. Mr. Barnes’ experiences have provided him with a wealth of knowledge in dealing with complex financial issues and an understanding of financial strategy in challenging economic environments. Mr. Barnes also has extensive experience serving on public company audit, nominating, governance and pension committees which he can apply as a member of the Frontier board and its committees.

PETER C.B. BYNOE, 59, has served as a director of Frontier since October 2007. Since January 2008, Mr. Bynoe has served as a Senior Counsel in the Chicago office of the international law firm DLA Piper US LLP. Since February 2008, he has been associated with Loop Capital Markets LLP, most recently as a partner. From March 1995 until December 2007, Mr. Bynoe was a senior Partner at DLA Piper US LLP and served on its Executive Committee. Prior to that, he managed Telemat Ltd., a business consulting firm that he founded in 1982. Mr. Bynoe has been a director of Covanta Holding Corporation since July 2004. He was a director of Rewards Network Inc from 2003 to May 2008.

Mr. Bynoe brings a varied business, legal and public policy background to the Frontier board. Mr. Bynoe served as the Executive Director of the Illinois Sports Facilities Authority, a joint venture of the City of Chicago and State of Illinois created to develop the new Comiskey Park for the Chicago White Sox and was Managing General Partner of the National Basketball Association’s Denver Nuggets. Mr. Bynoe also served as a consultant to the Atlanta Fulton County Recreation Authority and the Atlanta Committee to Organize the Olympic Games in preparation for the 1996 Summer Olympic Games. Mr. Bynoe also has experience serving on boards of directors of public companies, including as a nominating and governance committee member and chair and as a compensation committee member.

JERI B. FINARD, 50, has served as a director of Frontier since December 2005. Since December 2008, Ms. Finard has been Senior Vice President, Global Brand President of Avon Products, Inc., a global beauty products company. She was Executive Vice President and Chief Marketing Officer of Kraft Foods, Inc., a manufacturer and marketer of packaged foods and beverages, from April 2006 to May 2007. Prior to that time, Ms. Finard was Executive Vice President, Global Category Development of Kraft Foods, Inc. from April 2005 to April 2006, Group Vice President and President of N.A. Beverages Sector of Kraft Foods, Inc. from October 2004 to April 2005, Executive Vice President of Kraft Foods North America from 2000 to 2004 and General Manager of Kraft’s Coffee Division in 2004 and of Kraft Food’s Desserts Division from 2000 to 2003.

Ms. Finard has extensive experience in marketing and leading large organizations from her career as a marketing executive at Kraft Foods and Avon Products. Frontier believes that her marketing acumen brings a unique customer perspective to the Frontier board as Frontier seeks to compete in an increasingly competitive environment while always “putting the customer first.”

WILLIAM M. KRAUS, 84, has served as a director of Frontier since July 2002. Prior to his retirement, Mr. Kraus was a director of Century Communications Corp. and Centennial Cellular Corp. from 1985 to 1999. Mr. Kraus has extensive experience in the communications industry. In addition to his service on the Frontier board, Mr. Kraus has served on the boards of two public telecommunications companies, Century Communications, a cable television consolidator, and Century’s publicly traded cellular telephone venture, Centennial Cellular.

Mr. Kraus has tested leadership skills, having served as Chairman of Kraus Sikes, Inc., a publishing company. Mr. Kraus also has public company board committee experience, having served on compensation, executive, audit and employee stock option and equity plan committees.

HOWARD L. SCHROTT, 55, has served as a director of Frontier July 2005. Since February 2006, Mr. Schrott has been a Principal in Schrott Consulting, a division of AMMC, Inc., a management consulting firm, for which he also serves as Chief Financial Officer. Prior to that time, he was Chief Financial Officer of Liberty Corporation, a television broadcaster, from 2001 to February 2006. Mr. Schrott was a director of Time Warner Telecom Holdings Inc. from 2004 to 2006.

Mr. Schrott brings a wealth of financial and operational experience to the Frontier board, having served as the Chief Financial Officer of three different companies in the media and technology space and running his own management consulting firm. He has also served as the chairman of the audit committee of Time Warner Telecom Holdings Inc. In addition, Mr. Schrott serves on the boards of directors of several private companies involved in media and technology, including Maverick Media, LLC, a radio broadcasting company, and Weather Central Holdings, Inc., a software and technology company, and previously served on the boards of Wide Orbit, Inc. and Gannaway Web Holding, LLC.

LARRAINE D. SEGIL, 61, has served as a director of Frontier since March 2005. Ms. Segil has been Chief Executive Officer of Larraine Segil Inc. (formerly Larraine Segil Productions, Inc.), since 1987 and Co-Founder of The Lared Group, a business strategy consulting group, since 1987. She has also been a senior research fellow at the IC2 Institute at the University of Texas, Austin on strategy and alliances, since 1991, a member of the Entrepreneurs Board of Advisors for the UCLA Anderson School of Management since 1991 and a member of the board of LARTA, the Los Angeles Technology Alliance from 1994 to 2008. In January 2009, Ms. Segil was appointed to the board of Strategic Alliances Advisory Group for the Tropical Diseases Group of the World Health Organization in Geneva, Switzerland. From 2003 until December 2006, Ms. Segil was a Partner of Vantage Partners, a business strategy consulting group.

Ms. Segil has extensive experience in the area of strategic alliances. In addition, she is a former partner of a business strategy consulting group. Frontier believes that Ms. Segil’s unique experience is a valuable asset to the Frontier board, particularly in light of the acquisition activity engaged in by Frontier over the past several years.

DAVID H. WARD, 72, has served as a director of Frontier since May 2003. Mr. Ward was Treasurer of Voltarc Technologies, Inc., a specialty lamp manufacturer, from 2007 until July 2009 and was Chief Financial Officer of Voltarc from 2001 to 2007. In October 2008, Voltarc filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code. In July 2009, the case was converted to a chapter 7 filing and Voltarc ceased operations. Mr. Ward has also been a Principal of Lighting Technologies Holdings, Inc. (successor to Innovative Technologies Group LLC), a holding company owning several lighting manufacturing companies, since 1999.

Mr. Ward brings public accounting and financial experience to the Frontier board. His position as a partner of Deloitte & Touche, a public accounting firm, for 25 years provides him with a wealth of knowledge of complex accounting issues. Mr. Ward’s position as the chief financial officer of a privately held company provides valuable insight into financial and operations matters.

MYRON A. WICK, III, 66, has served as a director of Frontier since March 2005. Mr. Wick has been Managing Director of McGettigan & Wick, Co., an investment banking firm, since 1988 and a Principal of Proactive Partners, L.P., a merchant banking fund, since 1989. He has also been Managing Director of Hola Television Group, a private Spanish media company, since September 2009. He was a director of Modtech Holdings, Inc. from 1994 to 2008.

Mr. Wick has over two decades of investment banking experience with an extensive knowledge of operational and financial transactions. Mr. Wick has served as chairman, chief executive officer and chief operating officer of a variety of enterprises spanning aquaculture, biotech, education, television broadcasting and investment banking. Mr. Wick is a co-founder of an investment banking firm that provides financial services to small private and public companies and a merchant banking fund, investing in and providing advisory services to “micro cap” public companies. Mr. Wick’s background provides the Frontier board with a lead director with experience during a time of significant acquisition activity by Frontier. He also has experience serving on the boards of directors of public companies, including as an audit and compensation committee member.

MARY AGNES WILDEROTTER, 55, has served as a director of Frontier since September 2004. She has served as Frontier’s President and Chief Executive Officer since November 2004 and as its Chairman of the Board since December 2005. Prior to joining Frontier, she was Senior Vice President—World Wide Public Sector of Microsoft Corp. from February 2004 to November 2004 and Senior Vice President—Worldwide Business Strategy of Microsoft Corp. from 2002 to 2004. From 1997 to 2002, she was President and Chief Executive Officer of Wink Communications, an interactive telecommunications and media company. Mrs. Wilderotter has been a director of Xerox Corporation since May 2006 and a director of The Procter & Gamble Company since August 2009. She was a director of The McClatchy Company from January 2001 to August 2007 and a Director of Yahoo!, Inc. from July 2007 to December 2009.

Mrs. Wilderotter serves as Frontier’s Chairman of the Board and Chief Executive Officer and President and is a 30-year veteran of the cable and communications and information technology industries. She is a recognized leader in these fields and was recently selected as one of Fortune magazine’s 50 Most Powerful Women. Her career has given her in-depth knowledge and placed her in leadership positions of companies at the convergence of communications and information technology. Early in her career at Cabledata (now DST), she ran the largest management information systems and billing company in the cable industry. Thereafter, she was Regional President managing McCaw Cellular Communications’ California, Nevada, and Hawaii regions and then Senior Vice President of McCaw. Following McCaw’s acquisition by AT&T, she was Chief Executive Officer of AT&T’s Aviation Communications Division and later Executive Vice President of National Operations for AT&T Wireless Services, Inc. After seven years in the wireless industry, Mrs. Wilderotter became President and CEO of Wink Communications, which provided cable operators with a cost-effective technology to deliver interactive television services. After taking Wink public and negotiating its sale to Liberty Media, Mrs. Wilderotter joined Microsoft in 2002 as Senior Vice President-World Wide Public Sector and Senior Vice President—Worldwide Business Strategy. During her career, Mrs. Wilderotter has sat on the boards of more than 20 public companies and now serves on the boards of Procter & Gamble and Xerox Corporation. Her board experience includes chair and membership on audit committees; chair and membership on compensation committees; and membership on finance committees and governance and public responsibility committees. Frontier believes that Mrs. Wilderotter’s industry and leadership experience provides the Frontier board with industry knowledge, vision, innovation and strategic direction.

Set forth below are the names, ages and biographical information of the individuals designated by Verizon to be elected to the board of directors of the combined company in connection with the closing of the merger.

EDWARD FRAIOLI, 63, has been a partner with Ernst & Young LLP, a public accounting firm, since 1984. He will retire from Ernst & Young prior to his appointment to the board of directors of the combined company. He has served as Professional Practice Director for Ernst & Young’s Private Equity practice since 2008, where he has been responsible for support of engagement teams on accounting and auditing matters. From 2005 through

2008, Mr. Fraioli served as Ernst & Young’s Global Vice Chairman for Independence matters within Global Quality and Risk Management, where he was responsible for the Ernst & Young’s global independence organization. Prior to 2005, he served as lead audit partner on a number of public and global companies.

Mr. Fraioli was with Ernst & Young for over 35 years. As such, his public accounting and financial expertise will provide the board with a valuable resource.

PAMELA D.A. REEVE, 60, has been a director of American Tower Corporation since March 2002 and serves as the Lead Director and a member of the compensation and nominating and corporate governance committees of the American Tower board. From November 1989 to August 2004, Ms. Reeve was the founder and a director of Lightbridge, Inc., a global provider of mobile business software and technology solutions, offering products and services for the wireless telecommunications industry, where she held various executive positions, including President and Chief Executive Officer. Ms. Reeve served on the board of directors of LiveWire Mobile, Inc. from 1997 until November 2009.

Ms. Reeve has leadership, operational and financial expertise, particularly in the communications and technologies industries, and has extensive corporate governance experience, having served on public company audit, compensation and nominating and corporate governance committees.

MARK SHAPIRO, 39, served as President, Chief Executive Officer and a director of Six Flags Entertainment Corporation (formerly Six Flags, Inc.), a theme park company, from December 2005 until May 2010. In June 2009, Six Flags and certain of its subsidiaries filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code. In April 2010, Six Flags emerged from chapter 11. Prior to joining Six Flags, Mr. Shapiro spent 12 years at ESPN, Inc., where he served as Executive Vice President, Programming and Production and in various other capacities. From October 2005 until December 2005, Mr. Shapiro served as Chief Executive Officer of Red Zone LLC. Mr. Shapiro has been a director of Live Nation, Inc. since November 2008 and a trustee on the board of Equity Residential since January 2010.

Coupling his board service with experience in executive-level positions at large organizations facing complex business challenges, Mr. Shapiro brings business acumen and front-line exposure to many of the issues and challenges facing public companies, along with innovation and critical insight in the areas of marketing and branding.

Committees of the board of directors

The members of the committees of the board of directors of the combined company will not be determined until the board of directors of the combined company holds its initial meeting. Upon completion of the merger, the then existing board of directors will make determinations with respect to each committee member’s independence in accordance with the director independence requirements of the SEC and the NYSE.

Audit committee

Upon completion of the merger, the combined company’s board of directors will make determinations regarding the financial literacy and financial expertise of each member of the audit committee in accordance with the requirements of the SEC and the NYSE.

The audit committee will select an independent registered public accounting firm for the combined company. The audit committee will also assist the board of directors in undertaking and fulfilling its responsibilities in monitoring (1) the integrity of the combined company’s consolidated financial statements, (2) the combined company’s compliance with legal and regulatory requirements, (3) the qualifications of the combined company’s internal auditors and the independence and qualifications of the combined company’s independent registered public accounting firm and (4) the performance of the combined company’s internal audit function and independent registered public accounting firm.

In accordance with the Sarbanes-Oxley Act of 2002 and the rules of the SEC and the NYSE, the audit committee will pre-approve all auditing and permissible non-auditing services that will be provided by the combined company’s independent registered public accounting firm.

In accordance with the rules of the SEC, the combined company’s audit committee will continue Frontier’s established procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls, or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Compensation committee

The compensation committee will review the combined company’s general compensation strategies; act as the committee for the combined company’s incentive compensation plans; and establish and review compensation for the combined company’s Chief Executive Officer and other senior executive officers. The compensation committee will also oversee and approve compensation policy and incentive plan design, costs and administration.

Specifically, the compensation committee’s responsibilities, as set forth in its existing charter, will include, among other duties, the responsibility to:

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annually review and approve, for the combined company’s Chief Executive Officer and the other senior executive officers, (1) the annual base salary level, (2) the annual incentive opportunity level, (3) the long-term incentive compensation opportunity level, (4) employment agreements, severance arrangements, and change in control agreements/provisions, in each case as, when and if appropriate, and (5) any special or supplemental benefits;

•	review periodically and recommend to the board the compensation of all directors;

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review the combined company’s incentive compensation plans and equity-based plans and recommend to the board changes in such plans as needed; the compensation committee will exercise all authority of the board with respect to the administration of such plans; and

•	review and approve all grants of awards, including the award of shares or options to purchase shares, pursuant to the combined company’s incentive and equity-based compensation plans.

The combined company’s Chief Executive Officer will make recommendations with respect to the compensation for the combined company’s other senior executive officers to the compensation committee for their final review and approval.

The compensation committee may form, and delegate any of its responsibilities to, a subcommittee so long as such subcommittee is composed solely of one or more members of the compensation committee. The compensation committee will engage compensation consultants from time to time to assist the committee in evaluating the design and assessing the competitiveness of its executive compensation program.

Nominating and corporate governance committee

The nominating and corporate governance committee will recommend candidates for election to the board of directors. The nominating and corporate governance committee will use a variety of means of identifying nominees for director, including recommendations from existing board members and from stockholders. In determining whether to nominate a candidate, the nominating and corporate governance committee will consider the then-existing composition and capabilities of serving board members, as well as additional capabilities considered necessary or desirable in light of the combined company’s then-existing needs, and assess the need for new or additional members to provide those capabilities. In addition, the nominating and corporate governance committee will take a leadership role in shaping the combined company’s corporate governance, including making recommendations on matters relating to the composition of the board of directors and its various committees and the combined company’s corporate governance guidelines.

Retirement plan committee

The retirement plan committee will oversee the combined company’s retirement plans, including reviewing the investment strategies and asset performance of the plans, compliance with the plans and the overall quality of the asset managers, plan administrators and communications with employees.

Director Independence

Frontier’s board of directors undertakes an annual review of director independence as required by the listing standards of the NYSE. As a result of this review, Frontier’s board of directors has affirmatively determined that Messrs. Barnes, Bynoe, Kraus, Schrott, Ward and Wick and Mses. Finard, Fitt and Segil are independent under the rules of the NYSE. Frontier’s board of directors also affirmatively determined that each of Ms. Abernathy, who resigned from the board in January 2010, and Mr. Dugan, who resigned from the board in November 2009, was independent under the rules of the NYSE during 2009. In determining director independence, Frontier’s board of directors reviewed not only relationships between the director and Frontier, but also relationships between Frontier and the organizations with which the director is affiliated. After considering the relevant facts and circumstances, Frontier’s board of directors determined that none of these individuals has a material relationship with Frontier (either directly or as a partner, shareholder or officer of an organization that has a relationship with Frontier), other than as a director of Frontier, and that each of these directors is free from any relationship with Frontier that would impair the director’s ability to exercise independent judgment. Frontier’s board determined that the following relationships are not material relationships and therefore do not affect the independence determinations: While serving on the Frontier board in 2009, Mr. Dugan was a Senior Technical Advisor and a member of the board of directors of EchoStar Corporation. Frontier made payments to DISH Network Corporation, an affiliate of EchoStar, under its agreement with DISH which accounted for less than 1% of DISH’s gross consolidated revenues in each of the last three years. Ms. Fitt is a member of the board of directors of Ciena Corporation and The Progressive Corporation. Over the past three years, Frontier purchased an immaterial amount of communications equipment from an affiliate of Ciena and received payments from Progressive for telecommunications services in the ordinary course of business, which payments were not material. These relationships arose solely from Ms. Fitt’s position as a director of these entities and she was not involved in the negotiations of the terms of the transactions and did not receive any special benefits as a result of the transactions. Ms. Abernathy was a partner at the law firm of Wilkinson Barker Knauer, LLP during 2009. Frontier paid Wilkinson Barker Knauer, LLP an immaterial amount for legal services in 2009.

COMPENSATION OF EXECUTIVE OFFICERS OF THE COMBINED COMPANY

Pursuant to the merger agreement, the officers of Frontier immediately prior to the merger will become the officers of the combined company. The compensation committee of the board of directors of the combined company will oversee the compensation of the combined company’s chief executive officer and other executive officers and senior management. Frontier’s compensation committee is expected to review its compensation policies and programs with respect to the executive officers of the combined company following the merger.

EXECUTIVE COMPENSATION OF FRONTIER

Compensation Discussion and Analysis

This section provides information regarding the 2009 compensation program in place for Frontier’s Chairman, President and Chief Executive Officer (Frontier’s CEO), Frontier’s Chief Financial Officer (Frontier’s CFO) and Frontier’s three most highly-compensated executive officers other than Frontier’s CEO and CFO. These are the executive officers named in the Summary Compensation Table presented in this information statement/prospectus (the “named executive officers”). This section includes information regarding Frontier’s executive compensation philosophy, the overall objectives of its compensation program and each component of compensation that Frontier provides. This section also describes the key factors the Frontier Compensation Committee (referred to as the Compensation Committee) considered in determining the compensation for the named executive officers in 2009. The compensation decisions described in this section were made based on Frontier’s current size and performance, without giving effect to the merger with Spinco. The Compensation Committee expects to review its compensation policies and programs with respect to the named executive officers following the closing of the merger.

Executive Compensation Philosophy

Frontier’s executive compensation philosophy is designed to achieve a number of objectives:

Establish clear alignment between the interests of Frontier’s executives and those of its stockholders. Frontier’s executive compensation program is designed to align the interests of its executives with those of its stockholders by rewarding performance measured by certain key financial metrics, including revenue growth, earnings before interest, taxes, depreciation and amortization (EBITDA) and EBITDA less capital expenditures (operating free cash flow), and specific operating goals. In the case of annual awards, these metrics and goals are derived from Frontier’s annual business plan and are discussed in more detail below.

Additionally, the interests of Frontier’s executives are aligned with its stockholders’ interests through the use of restricted stock awards rather than cash as a significant component of annual compensation. This encourages Frontier’s executives to focus their attention on decisions that emphasize long-term returns for its stockholders. Frontier also has established and maintained minimum stock ownership guidelines for its CEO and her direct reports who are members of its Senior Leadership Team (which includes all named executive officers and two other executive officers).

Reinforce Frontier’s performance culture. Frontier’s executive compensation program is designed to reward superior performance. Frontier accomplishes this goal by making a majority of its named executive officers’ compensation “at risk” and contingent upon achievement of specified company and individual performance goals and commencing with 2010, by not having any executive employment arrangements with guaranteed minimum equity award provisions. The components of executive compensation that are at risk are: the annual cash bonus, restricted stock awards, the profit sharing contribution and the Long-Term Incentive Plan (LTIP).

•	Annual cash bonuses are paid based upon achievement of specified company level financial and non-financial targets and individual performance.

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Restricted stock is awarded annually to executives based on achievement of specified company level financial targets and individual performance. In addition to the value executives derive from the restricted stock award itself, they also receive value from the dividends they receive from the vested and unvested shares that they have been awarded. Since the awards vest over a four year period, the value of the awards is directly linked to Frontier’s long-term performance, further reinforcing its performance culture.

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Profit Sharing contributions are made to executives’ 401(k) accounts if Frontier exceeds its EBITDA goal. These awards are made in the exact same manner to all of Frontier’s participating non-union employees.

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The LTIP is designed to promote long-term performance by rewarding the achievement of specified company level financial targets over three-year performance periods. LTIP awards are payable in shares of Frontier’s common stock at the end of the applicable three-year performance period. Frontier did not offer an LTIP opportunity in 2009 and does not plan to do so for 2010 due to the pending transaction with Verizon. Frontier anticipates establishing new target-award opportunities in 2011.

Compensation based on the achievement of specified goals and targets reinforces Frontier’s performance culture, which is one of its priorities. Given the intensely competitive environment in the communications services industry, Frontier believes that it is important that it has a culture that rewards performance with respect to critical strategic, financial and operational goals.

Frontier also reinforces a performance culture through the benefits it offers and those that it does not offer to its executives. Frontier provides comprehensive healthcare benefits and expects the executives to pay a higher percentage of the costs than frontline employees. The only retirement benefit Frontier offers to executives is a 401(k) match. Frontier does not currently offer any active pension benefits or post-retirement medical benefits to executive officers. Frontier does not believe in rewarding its executives with tenure based benefits such as pension plans or post-retirement medical benefits.

Hire and retain talented executives. The quality of the individuals Frontier employs at all levels of the organization is a key driver of its performance as a company, both in the short-term and in the long-term. Accordingly, it is critical for Frontier to be able to hire and retain the best executive talent in the marketplace and one of the important tools to do so is to pay competitive total compensation.

In order for Frontier to hire and retain high performing executives with the skills critical to its long-term success, it has implemented a compensation program that is competitive with compensation that is paid to executives in comparable companies. Frontier has also established multi-year vesting schedules for restricted stock awards that are designed to help it retain valuable executives notwithstanding the competition for talent.

Ensure company goals are fully aligned throughout the organization. Each year, Frontier establishes goals in three broad categories that it refers to as the “3Ps” (People, Product and Profit). These goals reflect the performance objectives that Frontier has established for the relevant year for all employees, including the named executive officers. In the fourth quarter of 2008, Mrs. Wilderotter, Frontier’s CEO, along with the top company leaders, created Frontier’s business plan for 2009. The 3Ps for 2009 were derived from the 2009 business plan, both of which were reviewed by Frontier’s Compensation Committee and adopted by Frontier’s board of directors. Following their approval, the 3P goals were communicated to all employees in the first quarter of 2009 to drive Frontier’s performance. The named executive officers are accountable for leading Frontier to achieve the 3P goals each year and are rewarded based on achieving specified 3P goals that are the key priorities for Frontier’s business.

Compensation Program Design

To achieve the objectives described above, Frontier offers a straightforward executive compensation program that is designed to reward its executives for both short term (one year) and long term performance. For 2009, four primary components of compensation were available to Frontier’s executives: base salary, an annual cash bonus opportunity, restricted stock awards and a profit sharing contribution. Of these, only base salary represented “fixed” compensation. Each of the other components was “variable” based on the performance of both the company and, except for the profit sharing contribution, the individual executive, measured against specific pre-established goals and targets. Frontier did not offer an LTIP award opportunity in 2009.

The Compensation Committee considers many factors in determining the amount of total compensation and the individual components of that compensation for each named executive officer, including the executive’s experience level, value to the organization and scope of responsibility. Since the market for talented executives is highly competitive, the Compensation Committee also considers the compensation that is paid to executives in comparable companies with whom Frontier competes for talent, which it refers to as its “peer group.” For more information about Frontier’s peer group, see “Market and Peer Group Reviews” below. The peer group information provides valuable comparative insights and is one of many factors considered by the Compensation Committee in setting executive compensation. In general, it is Frontier’s aim to offer total compensation to its executives that would place them in the 50th to 75th percentile rank for the peer group. By targeting the 50th to 75th percentile of its peer group for total compensation, Frontier believes it can successfully hire, motivate and retain talented executives.

Roles and Responsibilities

The Compensation Committee is responsible for overseeing and approving Frontier’s executive compensation philosophy and compensation programs, as well as determining and approving the compensation for Frontier’s CEO and other key senior executives. At the beginning of each year, the Compensation Committee reviews and approves the 3Ps, as well as individual performance goals for the named executive officers, and approves the target levels for each of the compensation components that apply to the named executive officers for the upcoming year. Each year, at its February committee meeting, the Compensation Committee assesses the CEO’s performance for the year just ended to determine the appropriate award for each component of her total compensation. The Compensation Committee then reviews its recommendations for the CEO with the other non-management directors before finalizing its decision.

Frontier’s CEO annually reviews the performance of the other key senior executives for the year just ended, including the named executive officers, and presents to the Compensation Committee her performance assessments and compensation recommendations, including the award for each component of the executive’s total compensation. Mrs. Wilderotter’s review consists of an assessment of the executive’s performance against the company level and individual goals and targets. The Compensation Committee then follows a review process with respect to these executives similar to that undertaken for Mrs. Wilderotter. After review and any adjustments, as appropriate, the Compensation Committee approves the compensation decisions for these executives.

The Compensation Committee retains an independent executive compensation consultant to assist in the development of compensation programs, evaluation of compensation practices and the determination of compensation awards. The role of the compensation consultant is to provide objective third-party data, advice and expertise in executive compensation matters. In 2009, the Compensation Committee again engaged Compensia, Inc. as its independent executive compensation consultant. The decisions made by the Compensation Committee are the responsibility of the Compensation Committee and reflect factors and considerations in addition to the information and recommendations provided by the compensation consultant.

The Compensation Committee reviews on a periodic basis Frontier’s management compensation programs, including any management incentive compensation plans, to determine whether they are appropriate, properly coordinated and achieve their intended purposes(s), and recommends to the board any modifications or new plans or programs.

Components of the Executive Compensation Program

The following components comprise Frontier’s executive compensation program and post-employment compensation, the rationale for each component and how awards were determined for 2009.

Cash Compensation

Base Salary. Base salary levels for Frontier’s executives are set at approximately the 50th percentile for comparable executives within its peer group. Frontier believes a salary scale set at this level, when considered together with the other components of compensation, is sufficient to attract and retain talented executives. Frontier conducts an annual merit review of its executives, generally held in February of each year, where each executive’s performance for the year just ended is reviewed against his or her individual and company goals. The overall budget for merit increases is set by management using an average of the merit increase percentages in national compensation surveys in each year and consideration of Frontier’s performance. Executives are eligible for increases to their base salary based on individual performance.

An executive may also receive an increase in base salary when promoted, if the executive is given increased responsibility or if the executive’s base salary is determined to be below the 50th percentile of Frontier’s peer group. The Compensation Committee determines all changes to the base salary of Mrs. Wilderotter, which are then subsequently reviewed by the non-management directors. Mrs. Wilderotter recommends changes in the base salary for Frontier’s other named executive officers to the Compensation Committee for its review and approval. Base salary is targeted to represent between 15 and 20 percent of total compensation for 2009 for the CEO and between 25 and 30 percent of each other named executive officer (for this purpose, total compensation consists of base salary, the annual cash bonus payment and the grant date fair market value of restricted stock awards). This is consistent with Frontier’s philosophy of having a majority of the named executive officer’s compensation “at risk” and contingent upon specified company and individual performance goals.

In 2009, Frontier took two actions that affected base salary levels. First, no merit increases were granted for salaried employees, including the named executive officers. Second, Frontier instituted a mandatory company-wide furlough program which involved all salaried and non-union employees taking off twelve unpaid days commencing with the second quarter. The named executive officers did not take the twelve days off but were subject to the salary reduction referred to below in connection with the furlough. For union employees, the actual manner in which the furlough program was administered varied and was ultimately governed by the terms of their collective bargaining agreements or other specially negotiated arrangements with their union representatives. The furlough resulted in a 6.15% pay reduction for salaried employees during the last three quarters of 2009. The furlough program ended on December 31, 2009.

Annual Bonus. The named executive officers participate in the Frontier Bonus Plan, which is the same bonus plan in which all of Frontier’s non-union employees participate. This component of executive compensation is designed to incent and reward Frontier’s executives for achieving pre-established and measurable performance goals. Target bonuses are established at the beginning of each year and are set as a percentage of the named executive officer’s base salary, ranging from 75% to 100% of base salary. The target bonus for Mrs. Wilderotter is 100% of her base salary in accordance with the terms of her employment agreement. The terms of her employment agreement are described below under “Employment Arrangements; Potential Payments upon Termination or Change in Control.” The annual cash bonus is targeted to represent between 15 and 20 percent of total compensation for 2009 for the CEO and between 25 and 30 percent for each other named executive officer.

The performance goals for the Frontier Bonus Plan are based on Frontier’s 3P goals and each of the named executives has his or her individual goals, which are consistent with its overall 3P goals. These goals are “stretch” goals that are designed to incent Frontier’s executives to drive high performance and achieve the company’s strategic operational and financial objectives. As a result, Frontier believes the goals will be difficult to achieve but are attainable with significant effort. In the last three years, Frontier has performed at varying levels of the established 3P goals, but in each year the bonus pool has been less than 100% of the target.

Bonuses may be paid upon partial or full achievement of company and individual goals. Eighty-five percent of an executive’s bonus is determined based on the percentage achievement of certain predetermined 3P goals. The remaining 15 percent of the executive’s bonus is based on his or her leadership and performance against the individual goals set for the applicable year. The actual bonus payout can be up to 120% of each executive’s target bonus opportunity. The Compensation Committee uses negative discretion to determine the actual bonus payout for Mrs. Wilderotter (subject to the same range), which is then subsequently reviewed by the non-management directors. Mrs. Wilderotter recommends bonus payouts for the other named executive officers to the Compensation Committee for its review and approval. The Committee also uses negative discretion to determine actual payouts for such officers.

For 2009, the 3P goals for Profit included achieving specified target levels for revenue, EBITDA and operating free cash flow. The 3P goals for Product included implementing critical customer sales and service enhancements and achieving specified sales target levels for voice, broadband, video and bundled products. The People goals included certification training programs for general managers and technicians. These 3P goals were weighted at 85% for the Senior Leadership Team, with 50% weighted to the Profit goals. The executive’s individual leadership and performance was weighted at 15%. The bonus pool for 2009 was established in proportion to Frontier’s performance on the 3P goals.

In determining bonus payouts for the named executive officers for 2009, Frontier’s performance against the Profit goals was as follows:

•	revenue, 94.4%, with actual revenue of $2,117.9 million versus a target of $2,243.5 million;

•	EBITDA (defined as operating income plus depreciation and amortization), 93.5%, with actual EBITDA of $1,134.9 million versus a target of $1,214.4 million;

•	operating free cash flow, 96.2%, with actual operating free cash flow of $903.9 million versus a target of $939.4 million.

For the Product goals, Frontier’s performance against the quantifiable goals, such as total product units, was 95.2%, measured as a percentage of achievement versus the targets for those goals. The Product goals also included the execution of customer sales and service improvements and product enhancements. The customer sales and service improvements included implementing two-hour appointment windows for high speed installations, call center automation and service improvements. Performance against these goals was determined by the Compensation Committee to be 97.1% based on its qualitative evaluation of Frontier’s progress against these objectives. For the People goals, Frontier’s performance against each of the general manager leadership certification and Customer First training for technicians goals was 100%.

The payout for Profit goals was 94.7%, the payout for Product goals was 96.5%, the payout for People goals was 100.0% for an aggregate bonus payout of 96.3% of each executive’s target bonus opportunity. For each named executive officer (other than herself), Mrs. Wilderotter provided to the Compensation Committee a performance evaluation against his or her People goals, including a qualitative assessment of the executive’s contributions and effectiveness on an individual basis and as a leader in the organization. The payout for these individual goals were 105.0% for Mr. Shassian, 110.0% for Mr. McCarthy, 90.0% for Mr. Hayes and 110.0% for Ms. McKenney. For Mrs. Wilderotter, the Compensation Committee performed a similar assessment. The payout for individual goals for Mrs. Wilderotter was 110.0%. Total bonus payouts, as a percent of the executive’s target were then determined for each named executive officer as follows: Mrs. Wilderotter, 98.4%, Mr. Shassian, 97.6%, Mr. McCarthy, 98.4%, Mr. Hayes, 95.4% and Ms. McKenney, 98.4%. The amount of the bonus payout for each named executive officer was determined using the executive’s base salary as of December 31, 2009.

For 2010, the goals and corresponding weightings to be used in determining bonus payouts for the named executive officers are shown in the following table and narrative.

2010 Bonus Goals	Weighting
(1) Achievement of financial target—Revenue, EBITDA, Operating Free Cash Flow	34%
(2) Achievement of Frontier’s 3P targets—People, Product, Profit	17%
(3) Successful close of the merger and integration of the Spinco business	34%
(4) Leadership and individual performance	15%

100%

Performance against Frontier’s financial targets for revenue, EBITDA and operating free cash flow will be weighted at 34%. Performance against Frontier’s 3P goals will be weighted at 17%. Frontier’s 3P goals include

10 People goals, 16 Product goals and 14 Profit goals. The People goals include targets for hiring, critical training, performance management and results from Frontier’s employee survey. The Product goals include specific targets for product sales, implementation and execution of important customer service initiatives and expansion of product offerings. The Profit goals include reducing customer churn, increasing the percentage of customers on price protection plans and financial targets (revenue, EBITDA, capital expenditures and operating free cash flow) and the closing of the merger and integration of the Spinco business. Performance against the closing of the merger and integration of the Spinco business goal will be weighted at 34% and includes operational and financial goals for 2010 post-closing, including integration of employees, customers and necessary systems and achievement of estimated cost synergies. Finally, 15% of the executive’s bonus will be based on the assessment of the executive’s leadership and performance against individual goals.

The bonus pool for 2010 for the Senior Leadership Team will be established based on Frontier’s performance on the first three goals shown in the table above, namely achievement of financial targets, achievement of Frontier’s 3P goals, and successful closing of the merger and integration of the Spinco business, using the weightings shown.

Profit Sharing Contribution. Consistent with Frontier’s pay-for-performance philosophy, in years when Frontier exceeds its annual EBITDA target, Frontier provides eligible employees with a profit sharing match to their 401(k) account. For each 1% that Frontier exceeds the EBITDA target, Frontier makes a matching contribution of 0.5% of eligible base salary up to a maximum contribution of 3%. The eligible base salary is capped at the annual compensation limit in Section 401(a)(17) of the Internal Revenue Code, as adjusted for increases in the cost of living. The maximum eligible base salary for 2009 was $245,000. Executives are eligible to participate in this arrangement on the same basis as all of Frontier’s non-union, full-time employees. In order to receive the profit sharing award, the executive must contribute a minimum of 1% of his or her base salary to Frontier’s 401(k) plan. Frontier created the profit sharing plan in 2003, the year it froze the Frontier Pension Plan for all eligible non-union employees. The profit sharing plan was implemented to reinforce Frontier’s performance culture with another component of performance-based compensation. Frontier did not make profit sharing contributions in 2009 because it did not exceed the specified EBITDA target for the year.

Perquisites and Other Benefits. Frontier provides perquisites to the named executive officers in limited situations where it believes it is appropriate to assist the executives in the performance of their duties, to make the executives more efficient and effective and for recruitment and retention purposes. Perquisites provided to the named executive officers during 2009 included a housing allowance for Mr. Hayes and the payment of Mrs. Wilderotter’s legal expenses in connection with amendments to her employment agreement, primarily pursuant to the deferred compensation rules imposed by Section 409A of the Internal Revenue Code. Frontier believes that providing the housing allowance was necessary to hire and retain a talented executive critical to Frontier’s long term success. Frontier also believes that Mrs. Wilderotter should not be responsible for the expenses incurred in amending her employment agreement with Frontier pursuant to changes to the Internal Revenue Code. Frontier provided a tax gross-up payment on the housing allowance because it believes that the executive should not be responsible for the taxes on company-related expenses.

In addition, Frontier provides other benefits to its named executive officers on the same basis as all of its non-union, full-time employees. These benefits include medical, dental and vision insurance, basic life and disability insurance and matching contributions to Frontier’s 401(k) plan for employees who participate in the plan.

Equity Compensation

Restricted Stock Awards. Frontier uses restricted stock awards to achieve three primary objectives:

(1)	to incent and reward the executives for annual company performance;

(2)	to enable us to hire and retain talented executives; and

(3)	to align the interests of Frontier’s executives with those of its stockholders through long-term executive ownership of common stock.

Restricted stock awards are granted each year based on performance to the CEO, the other named executive officers, Senior Vice Presidents, Vice Presidents and approximately 35% of Directors, Regional Vice Presidents and Assistant Vice Presidents, a total of approximately 85 employees. For the named executive officers, restricted stock awards, taken together with any annualized LTIP award opportunities then available, are targeted at the 75th percentile of Frontier’s peer group for long term compensation consistent with its philosophy of targeting the 50th – 75th percentile for total compensation.

Based on this criterion, the Compensation Committee sets a target dollar range for restricted stock awards for each named executive officer. Except in the case of Mrs. Wilderotter’s restricted stock awards discussed below, the restricted stock plan has a minimum financial performance “gate” in order for any restricted stock grants to be awarded. The Compensation Committee set a minimum performance threshold of 90% of each of the three approved budgeted levels for revenue, EBITDA and operating free cash flow for any restricted stock awards to be granted in 2009. The actual dollar value of restricted stock that is awarded to each executive is based on his or her position level and individual performance. This dollar amount is then converted to a number of shares of restricted stock based on the market price of Frontier’s common stock on the date of grant. All restricted stock awards for named executive officers vest in 25% increments over four years, except for Mrs. Wilderotter whose stock awards prior to 2007 vest in 20% increments over five years. Restricted stock awards have no market or performance conditions to vesting. The value of the restricted stock awards is targeted to represent between 60 and 70 percent of total compensation for 2009 for the CEO and between 40 and 50 percent for each other named executive officer, which is consistent with Frontier’s philosophy of having a majority of the named executive officer’s compensation “at risk” and contingent upon specified company and individual performance goals. In February 2010, the Compensation Committee granted restricted stock awards to the named executive officers as set forth below under “2009 Named Executive Officer Compensation.”

Prior to April 2010, Mrs. Wilderotter’s employment agreement provided that she receive an annual minimum restricted stock award valued at between $1,000,000 and $2,000,000, as determined by the Compensation Committee. As discussed below, in connection with the amendment of her employment agreement in March 2010, Mrs. Wilderotter no longer is entitled to guaranteed minimum equity awards. In addition, the Compensation Committee has adopted a policy not to enter into any future employment arrangements with Frontier’s executives that contain guaranteed minimum equity award provisions. These actions were taken by the Compensation Committee to reinforce Frontier’s performance culture. The Compensation Committee determines the actual amount of the restricted stock award for Mrs. Wilderotter based on Frontier’s performance and her individual performance, which is then subsequently reviewed by the non-management directors. Mrs. Wilderotter recommends the restricted stock awards for the other executives, including the other named executive officers, to the Compensation Committee for their final review and approval.

The Compensation Committee follows a general practice of making all restricted stock awards to Frontier’s executives, including the named executive officers, on a single date each year, with the exception of awards to eligible new hires, which are awarded as of the date of hire. Typically, the Compensation Committee makes these restricted stock grants at its meeting in February based on the prior year’s results.

Long-Term Incentive Program Awards. In March 2008, the Compensation Committee, in consultation with the non-management directors and the Committee’s independent executive compensation consultant, adopted the LTIP. The LTIP covers the named executive officers and certain other officers. The LTIP is designed to incent and reward Frontier’s senior executives if they achieve aggressive growth goals over three year performance periods, which are referred to as Measurement Periods. LTIP awards will be granted in shares of Frontier’s common stock following the applicable Measurement Period if pre-established performance goals are achieved over the Measurement Period. There are currently no LTIP target-award opportunities or Measurement Periods outstanding nor does Frontier plan to establish any in 2010 due to the uncertain timing and expected impact of the transaction with Spinco. Frontier anticipates establishing new target-award opportunities and Measurement Periods in 2011 with appropriate long-term goals for Frontier at that time.

Stock Options. Frontier does not make stock option awards to executive officers and has not done so since 2002. Given the historical price range of Frontier’s common stock, the stock’s volatility characteristics and its common stock dividend, Frontier believes a selective restricted stock grant is more valuable and appropriate than an option grant and, therefore, a stronger hiring and retention tool. Further, restricted stock awards result in the issuance of fewer shares.

Stock Ownership Guidelines. To further align Frontier’s executives’ interests with those of its stockholders, in 2007, Frontier’s board of directors approved new stock ownership guidelines for the CEO and the other members of the Senior Leadership Team. The CEO is expected to own shares of Frontier common stock having a minimum value of two times her base salary and each other member of the Senior Leadership Team is expected to own shares of Frontier common stock having a minimum value of one times his or her base salary. The CEO and the other members of the Senior Leadership Team have three years after joining the Senior Leadership Team to comply with this guideline and must retain ownership of at least that amount as long as he or she serves on the Senior Leadership Team. The guidelines are based on a survey of similar policies among the companies in Frontier’s peer group and its board of directors’ judgment regarding a meaningful investment in Frontier. Restricted stock awards are counted for purposes of fulfilling this requirement. Currently, all members of the Senior Leadership Team, including Frontier’s CEO, are in compliance with these guidelines.

Post-Employment Compensation

Frontier Pension Plan. This defined benefit pension plan was frozen for all non-union participants in 2003 or earlier depending on the participant’s employment history. The plan was frozen both with respect to participation and benefit accruals. Daniel McCarthy, Executive Vice President and Chief Operating Officer, is the only named executive officer for 2009 who has vested benefits under the Frontier Pension Plan, as all other named executive officers joined Frontier after the plan was frozen.

Termination of Employment and Change in Control Arrangements. To attract talented executives, Frontier provides certain post-employment benefits to the named executive officers. These benefits vary among the named executive officers depending on the arrangements negotiated with the individual executive upon his or her joining Frontier. Frontier’s change in control arrangements promote the unbiased and disinterested efforts of its executives to maximize stockholder value before, during and after a change in control of the company which may impact the employment status of the executives. The benefits for the named executive officers are described below under “Employment Arrangements; Potential Payments upon Termination or Change in Control.”

As described in more detail under “Employment Arrangements; Potential Payments Upon Termination or Change in Control,” Mrs. Wilderotter’s employment agreement was amended in March 2010 following extensive negotiations between Mrs. Wilderotter and the Compensation Committee. The Compensation Committee retained an independent counsel to advise it in connection with the negotiations. As with any negotiations, the Compensation Committee had to balance the need to retain and motivate Mrs. Wilderotter and address Mrs. Wilderotter’s expectations based on certain provisions that it had previously agreed to with Mrs. Wilderotter with the need to address current best practices and concerns raised by stockholders as it relates to executive compensation. Accordingly, the parties agreed that:

•	Mrs. Wilderotter would no longer be entitled to guaranteed minimum equity awards;

•

the gross-up payments Mrs. Wilderotter was entitled to would be removed and replaced with a provision that would “cap” the amounts Mrs. Wilderotter may receive in connection with a change in control, unless the total payments to be received by her would result in a higher after tax benefit (Mrs. Wilderotter would still be required to pay any excise taxes); and

•	Mrs. Wilderotter would no longer be eligible for severance payments if Frontier decides not to renew her employment agreement.

The Compensation Committee made (and Mrs. Wilderotter as Frontier’s chairman and chief executive officer agreed to) these changes to further reinforce Frontier’s pay for performance culture.

Other Benefits. Frontier currently offers to retired members of the board of directors the opportunity to continue their medical, dental and vision coverage from it for themselves and their spouses, with the retired board member paying 100% of the cost. As a member of the board of directors, Mrs. Wilderotter will be eligible, following post-employment coverage she may receive under her employment agreement, to continue her medical, dental and vision coverage if she so elects by paying 100% of the cost of such coverage when she leaves the board, if such coverage is available at that time. No other named executive officer is on the board and thus none of them are eligible for this benefit.

Market and Peer Group Reviews

To assess the competitiveness of Frontier’s executive compensation levels, the Compensation Committee directed its independent executive compensation consultant to develop a peer group and then conduct a comprehensive study with respect to the compensation of the Senior Leadership Team. The study included comparing the compensation of certain senior executives to the compensation of executives holding comparable positions at companies in the peer group as reported in publicly-available documents. The peer group companies included in this study were:

• CenturyLink, Inc. • Charter Communications Inc. • Cincinnati Bell Inc. • Fairpoint Communications, Inc. • Mediacom Communications Corp	• PAETEC Holding Corp. • Qwest Communications International Inc. • tw telecom inc. • Windstream Corporation

The peer group was changed from the 2008-2009 peer group to reflect the merger of CenturyTel Inc. and Embarq Corporation.

In the case of executives for whom there was no publicly available data or no comparable position at the companies in the peer group, the results from the following two published executive compensation surveys were analyzed:

•	2009 Watson Wyatt Top Management CompQuest Survey

•	2009 Mercer Benchmark Database Executive Survey

To determine the best job match for the positions to be evaluated based in the Watson Wyatt Survey, companies with revenues of between $1 billion and $5 billion in general industry were identified. For the Mercer Survey, companies in the telecommunications industry and general industry were identified with revenues between $500 million and $2.5 billion. The analysis included examining how each executive’s compensation compared to the results in the two surveys for base salary, total cash compensation, long term incentives and total direct compensation.

The peer review study indicated that the total compensation for all of the named executive officers was between the 50th and 75th percentile with the exception of Mr. McCarthy whose total compensation fell below the 50th percentile. The Compensation Committee reviewed and considered the results of the study and other factors as described above under “Compensation Program Design” in determining Frontier’s CEO’s compensation and that of the Senior Leadership Team for performance in 2009.

2009 Named Executive Officer Compensation

In February 2010, the Compensation Committee met to evaluate the performance of Frontier’s CEO and the other named executive officers, and to determine merit increases to 2010 base salaries, as well as annual cash bonus payouts and restricted stock awards related to 2009 performance.

For Mrs. Wilderotter, the Compensation Committee reviewed Frontier’s financial performance (as measured by revenue, EBITDA, capital expenditures and operating free cash flow), its performance on the weighted 3P goals and her performance against her 2009 goals, including evaluating strategic alternatives for the company that resulted in the pending merger, the effectiveness of her leadership of Frontier, advancement of long-term, strategic initiatives for Frontier and development of the executive team. The Committee also took into account competitive market data provided by its independent executive compensation consultant. Based on this review and the factors discussed above under “Components of the Executive Compensation Program,” the Committee, in consultation with the other non-management directors, approved for Mrs. Wilderotter a merit increase to her 2010 base salary, an annual cash incentive bonus payout and a restricted stock award (each in the amount set forth below) for 2009 performance. The bonus and restricted stock awards relating to 2009 performance were awarded to Mrs. Wilderotter in February 2010. These compensation decisions place her total compensation for 2009 in the 50th – 75th percentile of Frontier’s peer group. As shown in the Summary Compensation Table below, Mrs. Wilderotter’s 2009 total compensation is approximately 32% less than her 2008 total compensation.

For the other named executive officers whose performance was judged based on the same 3P criteria as Mrs. Wilderotter, the Compensation Committee reviewed Mrs. Wilderotter’s performance assessments for each executive and her recommendations with respect to merit increases in base salary, annual cash incentive bonus payouts and restricted stock awards. The Committee then discussed their assessments of each named executive officer and approved the base salaries for 2010, annual cash bonus payouts and restricted stock awards set forth below.

Name	2010 Base Salary (1)	2009 Incentive Bonus Payout	Grant Date Fair Value of Stock Award (2)
Mrs. Wilderotter	$960,000	$910,200	$3,648,815
Mr. Shassian	$468,000	$439,200	$829,292
Mr. McCarthy	$360,000	$330,456	$631,499
Mr. Hayes	$300,000	$286,050	$378,112
Ms. McKenney	$300,000	$213,911	$404,164

(1)	Includes merit increases for each of the named executive officers effective March 1, 2010. For Mr. McCarthy, also includes a market-based adjustment to his base salary based on the results of the peer review study, as discussed above under “Market and Peer Group Reviews.”

(2)	The amounts in this column represent the grant date fair value, pursuant to Topic 718, of restricted stock awards made in February 2010 in recognition of 2009 performance.

Internal Revenue Code Section 162(m) Policy

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the chief executive officer or any of the four most highly compensated executive officers (other than the chief executive officer). Section 162(m) provides that qualifying “performance-based compensation” will not be subject to the tax deduction limit if certain requirements are met. The Compensation Committee believes it is important to maximize the corporate tax deduction, thereby minimizing Frontier’s tax liabilities. Accordingly, the Compensation Committee has designed the Frontier Bonus Plan and the 2009 Equity Incentive Plan and amended the 2000 Equity Incentive Plan to make compensation awarded under these plans deductible under Section 162(m) as “performance based compensation.” The Frontier Bonus Plan and the amended 2000 Equity Incentive Plan went into effect with respect to 2008 compensation, which was paid in February and March 2009. The 2009 Equity Incentive Plan went into effect with respect to 2009 compensation, which was paid in February 2010. Amounts that were guaranteed at the time of payment under Frontier’s employment agreements with the named executive officers were not deductible by Frontier under Section 162(m) as such amounts did not qualify as “performance-based compensation.”

Under certain circumstances, Mrs. Wilderotter’s compensation may not be deductible under Section 162(m). Frontier may also award amounts in the future that are not deductible under Section 162(m) if the Compensation Committee determines that it is in the best interests of Frontier and its stockholders to do so.

Summary Compensation Table

The following table sets forth the compensation awarded to, earned by, or paid to Frontier’s Chief Executive Officer, its Chief Financial Officer and each of its other three most highly compensated current executive officers in 2009, 2008 and 2007.

Name and Principal Position(s)	Year	Salary (1)	Bonus	Stock Awards (2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
Mary Agnes Wilderotter	2009	$882,308	—	$3,000,000	$910,200	$26,626	$4,819,134
Chairman of the Board of Directors, President and Chief Executive Officer	2008	$920,833	—	$5,260,151	$878,611	$4,049	$7,063,644
	2007	$875,000	—	$2,404,800	$895,410	$2,071	$4,177,281

Donald R. Shassian	2009	$429,231	—	$924,996	$439,200	$7,804	$1,801,231
Executive Vice President and Chief Financial Officer (5)	2008	$448,000	$2,500	$834,941	$425,790	$8,624	$1,719,855
	2007	$435,834	$50,000	$601,200	$439,051	$9,154	$1,535,239

Daniel J. McCarthy	2009	$317,826	—	$500,000	$330,456	$7,694	$1,155,976
Executive Vice President and Chief Operating Officer	2008	$315,000	$1,000	$444,645	$303,968	$7,921	$1,072,534
	2007	$288,334	—	$526,050	$287,448	$7,262	$1,109,094

Peter B. Hayes	2009	$286,154	—	$423,446	$286,050	$23,316	$1,018,966
Executive Vice President, Commercial Sales	2008	$298,667	—	$441,578	$280,470	$53,121	$1,073,836
	2007	$290,542	—	$526,050	$286,082	$70,302	$1,724,976

Cecilia K. McKenney	2009	$276,616	—	$449,996	$213,911	$7,650	$948,173
Executive Vice President, Human Resources and Call Center Sales & Service	2008	$288,875	$1,000	$424,878	$206,078	$7,799	$928,630
	2007	$281,876	—	$419,593	$214,603	$8,033	$924,105

(1)	For 2009, reflects salary reduction equivalent to 12 unpaid days pursuant to the furlough program described in the Compensation Discussion and Analysis section.

(2)	The stock awards referred to in this column consist of grants of restricted stock and, for Mrs. Wilderotter, a one-time grant of 120,000 shares of common stock in 2008. The amounts shown in this column represent the grant date fair value, pursuant to Topic 718, of the stock awards granted in the applicable year. For a discussion of valuation assumptions, see Note 13 to the Consolidated Financial Statements of Frontier included in this information statement/prospectus. For additional details regarding the restricted stock awards, see the Grant of Plan-Based Awards table below and the accompanying narrative. Note that the amounts in this column for 2008 and 2007 (and the related “Total” amounts) for each of the named executive officers have been revised from those disclosed in Frontier’s 2009 proxy statement to conform to new disclosure rules in effect for this information statement/prospectus.

For Mrs. Wilderotter, stock awards in 2008 consisted of a grant of restricted stock with a grant date fair value of $3,911,351 and a one-time grant of common stock with a grant date fair value of $1,348,800.

(3)	The amounts shown in this column represent awards made under the Frontier Bonus Plan. Awards for each year are paid in March of the following year.

(4)	The All Other Compensation column includes, among other things, the items described below. The SEC requires Frontier to identify and quantify any individual item of compensation exceeding $10,000, except as discussed below under “Perquisites and Other Personal Benefits.”

Perquisites and Other Personal Benefits. Disclosure of perquisites and other personal benefits is omitted for a named executive officer if they aggregate less than $10,000 in the fiscal year. Accordingly, for 2009, perquisites and other personal benefits are included in this column for Mr. Hayes (housing allowance in the amount of $12,000) and Mrs. Wilderotter (legal expenses in connection with amendments to her employment agreement, primarily pursuant to the deferred compensation rules imposed by Section 409A of the Internal Revenue Code (“Section 409A”), in the amount of $24,560).

Tax Gross-Ups. For 2009, the amounts in this column for Mr. Hayes also include a tax gross-up payment in the amount of $5,941.

(5)	Mr. Shassian joined Frontier as Chief Financial Officer effective April 17, 2006 and became an Executive Vice President on February 21, 2008. In accordance with his letter agreement with Frontier, he received a sign-on bonus of $50,000 on April 17, 2007. See “Employment Arrangements; Potential Payments Upon Termination or Change in Control—Donald R. Shassian.” Mr. Shassian was the Chief Financial Officer and then Chief Operating Officer of RSL Communications Ltd., a Bermuda limited liability entity, for a period beginning in 1999 and ending in September 2000. In March 2001, RSL sought protection from its creditors under the laws of Bermuda.

Grant of Plan-Based Awards

The following table sets forth information concerning cash awards under Frontier’s non-equity incentive compensation plan (the Frontier Bonus Plan) for 2009 and grants of stock made during 2009 to the named executive officers.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock	Grant Date Fair Value of Stock Awards
		Threshold	Target	Maximum
		($)	($)	($)	(#)	($)
Mary Agnes Wilderotter	—	$0	$925,000	$1,110,000	—	—
	February 6, 2009	—	—	—	355,030	$3,000,000

Donald R. Shassian	—	$0	$450,000	$540,000	—	—
	February 6, 2009	—	—	—	109,467	$924,996

Daniel J. McCarthy	—	$0	$342,400	$410,880	—	—
	February 6, 2009	—	—	—	59,172	$500,000

Peter B. Hayes	—	$0	$300,000	$360,000	—	—
	February 6, 2009	—	—	—	50,112	$423,446

Cecilia K. McKenney	—	$0	$217,500	$261,000	—	—
	February 6, 2009	—	—	—	53,254	$449,996

Awards under the Frontier Bonus Plan for 2009 shown under the Estimated Possible Payouts Under Non-Equity Incentive Plan Awards columns were paid in March 2010 based on performance metrics set for 2009 and achievement of individual goals, as described above under “Compensation Discussion and Analysis.” Target awards under the Frontier Bonus Plan are set as a percentage of base salary. Targets for 2009 were set at 100% of base salary for each of the named executive officers other than Ms. McKenney, whose target was set at 75% of her base salary. Payouts can be up to 120% of the target. The actual amounts of these awards for 2009 for the named executive officers are reported above in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.”

The stock awards referred to in the above table are grants of restricted stock. The grants vest in four equal annual installments commencing one year after the grant date. All such grants of restricted stock were made under Frontier’s Amended and Restated 2000 Equity Incentive Plan in 2009. Each of the named executive officers is entitled to receive dividends on shares of restricted stock at the same rate and at the same time Frontier pays dividends on shares of its common stock. The common stock dividend rate for 2009 was $1.00 per share, paid quarterly. No above-market or preferential dividends were paid with respect to any restricted shares.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding shares of restricted stock held by the named executive officers at year-end. None of the named executive officers held any options to purchase common stock at year-end.

Name	Number of Shares of Stock That Have Not Vested (1)	Market Value of Shares of Stock That Have Not Vested (2)
	(#)	($)
Mary Agnes Wilderotter	760,019	$5,935,748
Donald R. Shassian	200,003	$1,562,023
Daniel J. McCarthy	115,079	$898,767
Peter B. Hayes	106,312	$830,297
Cecilia K. McKenney	104,245	$814,153

(1)	The shares of restricted stock held by the named executive officers as of December 31, 2009 vest as follows:

•

Mrs. Wilderotter: 144,000 restricted shares vest in two equal annual installments commencing February 22, 2010; 260,989 restricted shares vest in three equal annual installments commencing February 26, 2010 and 355,030 restricted shares vest in four equal annual installments commencing February 6, 2010.

•

Mr. Shassian: 12,500 restricted shares vest on April 17, 2010; 20,000 restricted shares vest in two equal annual installments commencing February 22, 2010; 58,036 restricted shares vest in three equal annual installments commencing February 21, 2010 and 109,467 restricted shares vest in four equal annual installments commencing February 6, 2010.

•

Mr. McCarthy: 7,500 restricted shares vested on February 22, 2010; 17,500 restricted shares vest in two equal annual installments commencing February 22, 2010; 30,907 restricted shares vest in three equal annual installments commencing February 21, 2010 and 59,172 restricted shares vest in four equal annual installments commencing February 6, 2010.

•

Mr. Hayes: 8,000 restricted shares vested on February 22, 2010; 17,500 restricted shares vest in two equal annual installments commencing February 22, 2010; 30,700 restricted shares vest in three equal annual installments commencing February 21, 2010 and 50,112 restricted shares vest in four equal annual installments commencing February 6, 2010.

•

Ms. McKenney: 7,500 restricted shares vested on February 7, 2010; 13,958 restricted shares vest in two equal annual installments commencing February 22, 2010; 29,533 restricted shares vest in three equal annual installments commencing February 21, 2009 and 53,254 restricted shares vest in four equal annual installments commencing February 6, 2010.

(2)	The market value of shares of common stock reflected in the table is based upon the closing price of the common stock on December 31, 2009, which was $7.81 per share.

Option Exercises and Stock Vested

The following table sets forth information regarding the shares of restricted stock that vested for each of the named executive officers in 2009. No named executive officer acquired any shares upon the exercise of stock options in 2009. The value of restricted stock realized upon vesting is based on the closing price of the shares on the vesting date.

	Stock Awards
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting
	(#)	($)
Mary Agnes Wilderotter	188,996	$1,388,701
Donald R. Shassian	41,845	$311,011
Daniel J. McCarthy	30,677	$226,313
Peter B. Hayes	26,984	$203,459
Cecilia K. McKenney	24,324	$183,403

Pension Benefits

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
		(#)	($)	($)
Mary Agnes Wilderotter	—	—	—	—
Donald R. Shassian	—	—	—	—
Daniel J. McCarthy	Frontier Pension Plan	10.0	$85,569	—
Peter B. Hayes	—	—	—	—
Cecilia K. McKenney	—	—	—	—

Frontier has a noncontributory, qualified retirement plan, the Frontier Pension Plan, covering a majority of Frontier’s employees that provides benefits that, in most cases, are based on formulas related to base salary and years of service. The plan has been amended to provide that, effective February 1, 2003, no further benefits will be accrued under the plan by most non-union participants (including all executive officers). Mr. McCarthy is the only named executive officer who has vested benefits under the plan, which is referred to as “frozen.” The estimated annual pension benefits (assumed to be paid in the normal form of an annuity) for Mr. McCarthy is $22,641. This amount is calculated under the plan based on his 10 years of service credit at the time the plan was frozen and the compensation limits established in accordance with federal tax law in the computation of retirement benefits under qualified plans. Benefits are not subject to reduction for Social Security payments or other offset amounts. For a discussion of valuation assumptions, see Note 21 to the Consolidated Financial Statements of Frontier included in this information statement/prospectus.

Employment Arrangements; Potential Payments Upon Termination or Change in Control

Mary Agnes Wilderotter

Frontier entered into an employment agreement with Mary Agnes Wilderotter, dated as of November 1, 2004, pursuant to which Mrs. Wilderotter was appointed President and Chief Executive Officer. In December 2005, Mrs. Wilderotter was appointed Chairman of the board of directors and the 2010 Amendment (as described below) provides for her to continue in that role. The employment agreement was amended in December 2008 in connection with the deferred compensation rules imposed by Section 409A. The employment agreement was further amended in March 2010 (the “2010 Amendment”). The employment agreement had an initial term of five years, which expired in November of 2009. Under the 2010 Amendment, the employment agreement was extended for three years, with an expiration date of April 2013. The agreement automatically renews at the end of the new term or any renewal term for an additional one-year term, unless either party provides prior notice of non-renewal. Pursuant to the 2010 Amendment, Mrs. Wilderotter’s base salary was confirmed at $960,000 and will increase to $1,000,000 commencing with the closing of the merger. Mrs. Wilderotter’s base salary can be further increased from time to time by the Compensation Committee. Under the original terms of her employment agreement, Mrs. Wilderotter was also eligible to earn a target bonus equal to 100% of her base salary. Pursuant to the 2010 Amendment, Mrs. Wilderotter will be eligible to earn a target bonus equal to 135% of her base salary, commencing with the closing of the merger. Prior to effectiveness of the 2010 Amendment, the employment agreement provided that Mrs. Wilderotter receive a minimum grant of restricted shares of common stock with an aggregate value on the date of each grant equal to between $1,000,000 and $2,000,000, as determined by the Compensation Committee. Pursuant to the 2010 Amendment, Mrs. Wilderotter no longer is entitled to guaranteed minimum equity awards; however, she will be eligible to participate in Frontier’s equity incentive plans and receive awards at the discretion of the Compensation Committee.

If Mrs. Wilderotter’s employment is terminated without “cause” or by Mrs. Wilderotter with “good reason” (each as defined in the employment agreement), Frontier would be required to pay Mrs. Wilderotter an amount equal to her base salary through the date of termination and any bonus earned but unpaid as of the date of termination for any previously completed fiscal year, plus the sum of three times her base salary and two times her target bonus (payable in equal installments over 36 months) and one times her target bonus (payable in a lump sum within 2-1/2 months following the end of the calendar year of termination), and all of her restricted shares will vest. Mrs. Wilderotter is also entitled to receive reimbursement for any unreimbursed business expenses, any accrued but unpaid vacation and continued medical, dental and life insurance and other health benefits until the end of the severance period or the date on which Mrs. Wilderotter becomes eligible to receive comparable benefits from any subsequent employer, whichever is earlier, for which Frontier will provide a lump sum for her for the cost to her of such benefits. As a director, Mrs. Wilderotter may continue to participate in these plans following the severance period at her cost. Under the original terms of her employment agreement, Mrs. Wilderotter was entitled to the above severance benefits if Frontier did not renew the agreement at the end of a term. This provision was removed as part of the 2010 Amendment.

If Mrs. Wilderotter’s employment is terminated due to her death or in connection with a disability, she or her estate will be entitled to payment of base salary for six months following the termination and a prorated portion of the target bonus, and all restricted shares will vest. Mrs. Wilderotter is also entitled to receive reimbursement for any unreimbursed business expenses, any accrued but unpaid vacation, pension, profit sharing, medical, dental and life insurance and other employee benefit plans to which Mrs. Wilderotter is entitled upon termination of her employment for a period of two years, for which Frontier will provide a lump sum to her for the cost to her of such benefits.

In the event of a constructive termination following a “change in control” (as defined in the employment agreement), Mrs. Wilderotter will be entitled to the amounts she would receive in connection with a termination by Frontier without cause or by her with good reason. Under the original terms of her employment agreement, Mrs. Wilderotter was eligible for additional payments to make her whole for any excise taxes under Section 280G of the Internal Revenue Code. This provision was removed as part of the 2010 Amendment and replaced with a provision that “caps” the amounts Mrs. Wilderotter may receive in connection with a change in control, unless the total payments to be received by her would result in a higher after tax benefit. Mrs. Wilderotter is still responsible to pay any required excise taxes.

The following table sets forth the amounts Mrs. Wilderotter would have been entitled to from Frontier under the original terms of her employment agreement had her employment been terminated as of December 31, 2009.

Termination Event	Base Salary (1)	Bonus (1)	Value of Accelerated Restricted Stock (2)	Benefits (3)	Total
Without cause, for good reason or non-renewal of agreement	$2,775,000	$2,775,000	$5,935,748	$41,164	$11,526,912
Death	$462,500	$462,500	$5,935,748	$12,574	$6,873,322
Disability	$462,500	$462,500	$5,935,748	$27,021	$6,887,769
Change in control	$2,775,000	$2,775,000	$5,935,748	$41,164	$11,526,912
With cause or without good reason	—	—	—	—	—

(1)	Base salary and two-thirds of the bonus amount payable in equal installments over 36 months. The remaining bonus amount payable in a lump sum within 2-1/2 months following the end of the calendar year of termination.

(2)	Dollar value of 760,019 shares of restricted stock held by Mrs. Wilderotter on December 31, 2009 based on the closing sales price of $7.81 per share of Frontier’s common stock on December 31, 2009.

(3)	Value of continued medical, dental, vision and life insurance benefits for Mrs. Wilderotter and her spouse, as applicable, under the terms of her employment agreement as described above.

Donald R. Shassian

Frontier entered into a letter agreement with Donald R. Shassian, dated March 7, 2006, pursuant to which Mr. Shassian was appointed Chief Financial Officer. The letter agreement was amended in December 2008 in connection with the deferred compensation rules imposed by Section 409A and superseded Frontier’s July 2007 arrangement with him regarding the vesting of his restricted stock. In February 2008, Mr. Shassian was appointed Executive Vice President and Chief Financial Officer. Under the terms of Mr. Shassian’s letter agreement, his initial annual base salary was $425,000, which can be and has been increased from time to time by the Compensation Committee. The letter agreement provides for a target annual incentive bonus of 100% of his base salary. In addition, Mr. Shassian received two sign-on bonuses: $25,000 payable 30 days after his start date and $50,000 payable on the first anniversary of his start date. Mr. Shassian also received a sign-on grant of 50,000 shares of restricted stock that vested ratably over four years. Additionally, with respect to each fiscal year during his employment term commencing with 2007, Mr. Shassian is eligible to receive a grant of restricted shares of common stock in an amount to be determined by the Compensation Committee.

If, within one year following a “change in control” (as defined in the letter agreement) of Frontier, (a) Mr. Shassian is terminated by Frontier without cause or (b) he terminates his employment as a result of (i) a material decrease in his base salary, target bonus or long term incentive compensation target from those in effect immediately prior to the change in control for any reason other than cause, (ii) a material relocation of his principal office (with greater than 50 miles from Frontier’s Stamford, Connecticut headquarters deemed to be material), or (iii) a material decrease in his responsibilities or authority for any reason other than cause, subject to certain notice and cure provisions, Mr. Shassian will be entitled to two years of base salary and target bonus and all restrictions on restricted shares held by him will immediately lapse and his restricted shares shall become non-forfeitable.

The following table sets forth the amounts Mr. Shassian would have been entitled to from Frontier had his employment been terminated as of December 31, 2009 following a change in control. Mr. Shassian would not be entitled to any severance amounts upon termination for any other reason.

Termination Event	Base Salary (1)	Bonus (1)	Value of Accelerated Restricted Stock (2)	Total
Change in control	$900,000	$900,000	$1,562,023	$3,362,023

(1)	Payable in a lump sum upon termination.

(2)	Dollar value of 200,003 shares of restricted stock held by Mr. Shassian on December 31, 2009 based on the closing sales price of $7.81 per share of Frontier’s common stock on December 31, 2009.

Daniel J. McCarthy

In July 2007, Frontier agreed with Daniel J. McCarthy, Executive Vice President and Chief Operating Officer, that all restrictions on restricted shares held by him will lapse and become non-forfeitable if, within one year following a “change in control” (as defined in the memorandum of understanding) of Frontier, (a) Mr. McCarthy is terminated by Frontier without cause or (b) he terminates his employment as a result of (i) a material decrease in his base salary, target bonus or long term incentive compensation target from those in effect immediately prior to the change in control for any reason other than cause, (ii) a relocation of his principal office more than 50 miles from Stamford, Connecticut, or (iii) a material decrease in his responsibilities, title or authority for any reason other than cause. Had Mr. McCarthy’s employment been terminated as of December 31, 2009 following a change in control, the value of his accelerated restricted shares would have been $898,767, which is the dollar value of 115,079 shares of restricted stock held by him on December 31, 2009 based on the closing sales price of $7.81 per share of Frontier’s common stock on December 31, 2009. Mr. McCarthy would not be entitled to any severance amounts upon termination for any other reason. In addition, Mr. McCarthy is also entitled to his pension benefit as set forth under “Pension Benefits.”

Peter B. Hayes

Frontier entered into a letter agreement with Peter B. Hayes, dated December 31, 2004, pursuant to which Mr. Hayes was appointed Senior Vice President, Sales, Marketing & Business Development. The letter agreement was amended in December 2008 in connection with the deferred compensation rules imposed by Section 409A and superseded Frontier’s July 2007 arrangement with him regarding the vesting of his restricted stock. In December 2005, Mr. Hayes was appointed Executive Vice President, Sales, Marketing & Business Development. In August 2009, Mr. Hayes was appointed Executive Vice President, Commercial Sales. Under the terms of Mr. Hayes letter agreement, his initial annual base salary was $275,000, which can be and has been increased from time to time by the Compensation Committee. The letter agreement provides for a target annual incentive bonus of 75% of his base salary, which was increased to 85% commencing in 2007 and to 100% commencing in 2008. Mr. Hayes also received a sign-on grant of 50,000 shares of restricted stock that vested ratably over three years.

If, within one year following a “change in control” (as defined in the letter agreement) of Frontier, (a) Mr. Hayes is terminated by Frontier without cause or (b) he terminates his employment as a result of (i) a material decrease in his base salary, target bonus or long term incentive compensation target from those in effect immediately prior to the change in control for any reason other than cause, (ii) a material relocation of his principal office (with greater than 50 miles from Frontier’s Stamford, Connecticut headquarters deemed to be material), or (iii) a material decrease in his responsibilities or authority for any reason other than cause, subject to certain notice and cure provisions, Mr. Hayes will be entitled to one year of base salary and 100% of his bonus target prorated for the plan year and all restrictions on restricted shares held by him will immediately lapse and his restricted shares shall become non-forfeitable. Mr. Hayes will also be entitled to one year of continued medical benefits, for which Frontier will provide a lump sum to him for the cost to him of such benefits.

Under the terms of the letter agreement, Mr. Hayes was reimbursed for the cost of relocation and is paid a housing allowance until June 30, 2010.

The following table sets forth the amounts Mr. Hayes would have been entitled to from Frontier had his employment been terminated as of December 31, 2009 following a change in control. Mr. Hayes would not be entitled to any severance amounts upon termination for any other reason.

Termination Event	Base Salary (1)	Bonus (1)	Value of Accelerated Restricted Stock (2)	Benefits (3)	Total
Change in control	$300,000	$300,000	$830,297	$15,844	$1,446,141

(1)	Payable in a lump sum upon termination.

(2)	Dollar value of 106,312 shares of restricted stock held by Mr. Hayes on December 31, 2009 based on the closing sales price of $7.81 per share of Frontier’s common stock on December 31, 2009.

(3)	Value of continued medical coverage for one year for Mr. Hayes, his spouse and children.

Cecilia K. McKenney

Frontier entered into a letter agreement with Cecilia K. McKenney, dated January 13, 2006, pursuant to which Ms. McKenney was appointed Senior Vice President, Human Resources. The letter agreement was amended in December 2008 in connection with the deferred compensation rules imposed by Section 409A and superseded Frontier’s July 2007 arrangement with her regarding the vesting of her restricted stock. In February 2008, Ms. McKenney was appointed Executive Vice President, Human Resources and Call Center Sales & Service. Under the terms of Ms. McKenney’s letter agreement, her initial annual base salary was $275,000, which can be and has been increased from time to time by the Compensation Committee. The letter agreement provides for a target annual incentive bonus of 60% of her base salary, which was increased to 75% commencing in 2008 and to 100% commencing in 2010. In addition, Ms. McKenney received a sign-on bonus of $50,000 payable 30 days after her start date. Ms. McKenney also received a sign-on grant of 30,000 shares of restricted stock that vested ratably over four years. Additionally, with respect to each fiscal year during her employment term commencing with 2007, Ms. McKenney is eligible to receive a grant of restricted shares of common stock in an amount to be determined by the Compensation Committee.

If, within one year following a “change in control” (as defined in the letter agreement) of Frontier, (a) Ms. McKenney is terminated by Frontier without cause or (b) she terminates her employment as a result of (i) a material decrease in her base salary, target bonus or long term incentive compensation target from those in effect immediately prior to the change in control for any reason other than cause, (ii) a material relocation of her principal office (with greater than 50 miles from Frontier’s Stamford, Connecticut headquarters deemed to be material), or (iii) a material decrease in her responsibilities or authority for any reason other than cause, subject to certain notice and cure provisions, Ms. McKenney will be entitled to one year of base salary and target bonus and all restrictions on restricted shares held by her will immediately lapse and her restricted shares shall become non-forfeitable.

The following table sets forth the amounts Ms. McKenney would have been entitled to from Frontier had her employment been terminated as of December 31, 2009 following a change in control. Ms. McKenney would not be entitled to any severance amounts upon termination for any other reason.

Termination Event	Base Salary (1)	Bonus (1)	Value of Accelerated Restricted Stock (2)	Total
Change in control	$290,000	$217,500	$814,153	$1,321,653

(1)	Payable in a lump sum upon termination.

(2)	Dollar value of 104,245 shares of restricted stock held by Ms. McKenney on December 31, 2009 based on the closing sales price of $7.81 per share of Frontier’s common stock on December 31, 2009.

Compensation Committee Interlocks and Insider Participation

Frontier’s Compensation Committee currently consists of Myron A. Wick, III, as Chair, and Peter C.B. Bynoe and Jeri B. Finard. None of Frontier’s executive officers served as: (i) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on Frontier’s Compensation Committee; (ii) a director of another entity, one of whose executive officers served on Frontier’s Compensation Committee; or (iii) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as one of Frontier’s directors.

Compensation Policy Risk Analysis

Frontier has reviewed its compensation policies and overall compensation practices for Frontier employees, including the named executive officers, and does not believe that they are reasonably likely to have a material adverse effect on Frontier.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS

AND EXECUTIVE OFFICERS OF FRONTIER

Set forth below is certain information as of May 24, 2010 with respect to the beneficial ownership of Frontier’s common stock (as determined under the rules of the SEC) by (1) each person who, to Frontier’s knowledge, is the beneficial owner of more than 5% of Frontier’s outstanding shares of common stock, which is its only class of voting securities, (2) each director and nominee for director, (3) each of the executive officers named in the Summary Compensation Table under “Executive Compensation,” and (4) all of Frontier’s directors and executive officers as a group. Except as otherwise stated, the business address of each person listed is c/o Frontier Communications Corporation, Three High Ridge Park, Stamford, Connecticut 06905. Except as otherwise described below, each of the persons named in the table has sole voting and investment power with respect to the common stock beneficially owned and has not pledged such common stock as security for any obligations.

Name and Address of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership		Percent of Class
Group consisting of: V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited and Fairfax Financial Holdings Limited (a)	18,620,000		6.0%
Leroy T. Barnes, Jr.	39,035	(b)	*
Peter C.B. Bynoe	39,062	(c)	*
Jeri B. Finard	86,683	(d)	*
Lawton Wehle Fitt	104,544	(e)	*
Peter B. Hayes	298,888	(f)	*
William M. Kraus	38,138	(g)	*
Daniel J. McCarthy	312,144	(h)	*
Cecilia K. McKenney	220,428	(i)	*
Howard L. Schrott	61,369	(j)	*
Larraine D. Segil	67,654	(k)	*
Donald R. Shassian	340,643	(l)	*
David H. Ward	48,217	(m)	*
Myron A. Wick, III	79,077	(n)	*
Mary Agnes Wilderotter	1,609,595	(o)	*
All directors and executive officers as a group (18 persons)	3,959,931	(p)	1.3%

*	Less than 1%.

(a)	The business address of these beneficial owners is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7, except for 1109519 Ontario Limited, whose business address is 1600 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L3. Based on Amendment No. 1 to Schedule 13G filed on February 12, 2010 by V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited and Fairfax Financial Holdings Limited (“Fairfax”). Such Schedule 13G discloses that certain of the shares beneficially owned by the reporting persons are held by subsidiaries of Fairfax and by the pension plans of certain subsidiaries of Fairfax.

(b)	Includes 10,000 shares that may be acquired upon the exercise of stock options as of May 24, 2010 or within 60 days thereafter. These stock options are referred to as “currently exercisable.” Also includes 27,035 shares that may be acquired upon the redemption of stock units. Directors may elect to redeem stock units upon termination of service in the form of cash or shares of Frontier’s common stock.

(c)	Includes 10,000 shares that may be acquired upon the exercise of currently exercisable stock options and 25,212 shares that may be acquired upon the redemption of stock units.

(d)	Includes 10,000 shares that may be acquired upon the exercise of currently exercisable stock options and 71,183 shares that may be acquired upon the redemption of stock units.

(e)	Includes 10,000 shares that may be acquired upon the exercise of currently exercisable stock options and 87,044 shares that may be acquired upon the redemption of stock units.

(f)	Includes 115,464 restricted shares over which Mr. Hayes has sole voting power but no dispositive power and 183,242 shares held by a family trust.

(g)	Includes 27,138 shares that may be acquired upon the redemption of stock units and 1,718 shares held in the William M. Kraus Trust.

(h)	Includes 155,007 restricted shares over which Mr. McCarthy has sole voting power but no dispositive power and 11,820 shares held in a 401(k) plan.

(i)	Includes 118,623 of restricted shares over which Ms. McKenney has sole voting power but no dispositive power.

(j)	Includes 5,000 shares that may be acquired upon the exercise of currently exercisable stock options and 51,369 shares that may be acquired upon the redemption of stock units.

(k)	Includes 10,000 shares that may be acquired upon the exercise of currently exercisable stock options and 53,654 shares that may be acquired upon the redemption of stock units.

(l)	Includes 237,520 of restricted shares over which Mr. Shassian has sole voting power but no dispositive power.

(m)	Consists of 21,079 shares that may be acquired upon the exercise of currently exercisable stock options and 27,138 shares that may be acquired upon the redemption of stock units.

(n)	Consists of 10,000 shares that may be acquired upon the exercise of currently exercisable stock options, 61,077 shares that may be acquired upon the redemption of stock units and 8,000 shares held in the Myron A. Wick, III Trust U/A/D 2/21/56.

(o)	Includes 981,868 restricted shares over which Mrs. Wilderotter has sole voting power but no dispositive power and 612,727 shares held by a family trust.

(p)	Includes 1,876,660 restricted shares over which executive officers have sole voting power but no dispositive power, 86,079 shares that may be acquired pursuant to the exercise of currently exercisable stock options by directors, 111,648 shares that may be acquired pursuant to the exercise of currently exercisable stock options by executive officers and 430,850 shares that may be acquired upon the redemption of stock units.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Frontier’s directors and officers, and persons who beneficially own more than 10% of its common stock to file reports of ownership and changes in ownership with the SEC and the NYSE. Such directors, officers and greater than 10% stockholders are also required to furnish Frontier with copies of all such filed reports.

Based solely upon a review of the copies of such reports furnished to Frontier, or representations that no reports were required, Frontier believes that, with the exception of Michael T. Dugan, during the year ended December 31, 2009, all persons subject to the reporting requirements of Section 16(a) filed the required reports on a timely basis. Mr. Dugan, a former director who purchased 7,220 shares of Frontier’s common stock on September 11, 2009 while still serving on its board, did not report the purchase on a timely basis. Mr. Dugan subsequently filed a Form 5 to report the purchase.

DESCRIPTION OF CAPITAL STOCK OF FRONTIER AND THE COMBINED COMPANY

The following summary describes the material terms of Frontier’s restated certificate of incorporation and by-laws but it does not purport to describe all of the terms thereof. The full text of Frontier’s restated certificate of incorporation is filed as an exhibit to the registration statement of which this information statement/prospectus is a part. All stockholders are urged to read the restated certificate of incorporation in its entirety. After the merger, Frontier’s restated certificate of incorporation and by-laws will remain unchanged except for, to the extent authorized by the stockholders, an increase in the number of authorized shares of Frontier common stock, and Frontier’s restated certificate of incorporation and by-laws will be the certificate of incorporation and by-laws of the combined company. This summary is qualified in its entirety by the DGCL.

Under Frontier’s restated certificate of incorporation, the total authorized capital stock of Frontier consists of 50,000,000 shares of preferred stock, par value $.01 per share, and 600,000,000 shares of common stock, par value $.25 per share. On October 27, 2009, in conjunction with the stockholder vote to approve the merger, Frontier’s stockholders approved an increase in the number of authorized shares of Frontier common stock to 1,750,000,000. The certificate of amendment to Frontier’s restated certificate of incorporation effectuating the increase will be filed and become effective immediately prior to the effective time of the merger.

Frontier common stock began trading on the NYSE under the symbol “FTR” on July 31, 2008. Prior to that time, the common stock of Frontier, then named Citizens Communications Company, was traded on the NYSE under the symbol “CZN.”

As of March 31, 2010, there were approximately 23,245 holders of record of Frontier common stock.

Common Stock

All shares of Frontier common stock to be outstanding upon consummation of the merger will be validly issued, fully paid and nonassessable.

Dividends

Holders of shares of Frontier common stock will be entitled to receive dividends and other distributions in cash, stock or property of Frontier as may be declared by its board of directors from time to time at its sole discretion out of Frontier’s assets or funds legally available for dividends or other distributions. Dividends on Frontier common stock will not be cumulative. Consequently, if dividends on Frontier common stock are not declared or paid at the targeted level, Frontier stockholders will not be entitled to receive such payments in the future.

Frontier currently pays an annual cash dividend of $1.00 per share of Frontier common stock. After the closing of the merger, subject to applicable law and at the discretion of the Frontier board, Frontier intends to pay an annual cash dividend of $0.75 per share of common stock of the combined company. The Frontier board may, in its sole discretion, amend or repeal this dividend policy.

Rights upon Liquidation

In the event of Frontier’s voluntary or involuntary liquidation, dissolution or winding up, holders of shares of Frontier common stock will be entitled to share in its assets remaining after payment of all debts and other liabilities, subject to the liquidation preference of any outstanding preferred stock.

Voting Rights

Each holder of Frontier common stock is entitled to one vote for each share held of record and may not cumulate votes for the election of directors.

Except as otherwise required by the DGCL and Frontier’s restated certificate of incorporation and by-laws, action requiring stockholder approval may be taken by a vote of the holders of a majority of the Frontier common stock at a meeting at which a quorum is present.

Other Rights

Holders of shares of Frontier common stock have no preemptive rights. The holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Frontier may designate and issue in the future.

Preferred Stock

Frontier’s restated certificate of incorporation provides that it may issue up to 50,000,000 shares of its preferred stock in one or more series as may be determined by the Frontier board.

The Frontier board has broad discretionary authority with respect to the rights of issued series of Frontier’s preferred stock and may take several actions without any vote or action of the holders of Frontier common stock, including:

•	determining the number of shares to be included in each series;

•

fixing the designation, powers, preferences and relative, participating optional, conversion and other rights of the shares of each series and any qualifications, limitations or restrictions with respect to each series; and

•	increasing or decreasing the number of shares of any series.

The Frontier board may authorize, without approval of holders of Frontier common stock, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of Frontier common stock. For example, Frontier’s preferred stock may rank prior to its common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into shares of Frontier common stock.

Frontier’s preferred stock could be issued quickly with terms designed to delay or prevent a change in the control of Frontier or to make the removal of Frontier management more difficult. This could have the effect of discouraging third-party bids for Frontier common stock or may otherwise adversely affect the market price of its common stock.

Frontier believes that the ability of its board of directors to issue one or more series of Frontier’s preferred stock provides Frontier with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of Frontier’s preferred stock, as well as shares of its common stock, are available for issuance without action by Frontier common stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which Frontier’s securities may be listed or traded.

As further detailed below, see “Certain Anti-Takeover Effects of Various Provisions of Delaware Law and Frontier’s Restated Certificate of Incorporation, By-Laws and Rights Plan,” the Frontier board has also adopted a stockholder rights plan that declared a dividend of one preferred stock purchase right for each outstanding share of Frontier common stock to stockholders of record at the close of business on March 6, 2002. Each share issued after that date is also issued with a preferred stock purchase right. In the event that this purchase right is exercised, each record stockholder would be entitled to purchase from Frontier a unit consisting of one one-thousandth of a share of Series A Participating Preferred Stock at a purchase price of $47 per unit, subject to adjustment. The exercise of this right could impede the completion of a merger, tender offer or other takeover attempt of Frontier.

The Frontier board could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of Frontier common stockholders might believe to be in their best interest or in which stockholders might receive a premium for their stock over the then best current market price.

Rights of Appraisal

Under the DGCL, stockholders have the right to dissent from any plan of merger or consolidation to which the corporation is a party and to demand payment for the fair value of their shares. However, unless the certificate of incorporation otherwise provides, the DGCL states that stockholders do not have a right to dissent from any plan of merger or consolidation with respect to shares:

•	listed on a national securities exchange or held of record by more than 2,000 holders; or

•

for which, pursuant to the plan of merger or consolidation, stockholders will receive (1) shares or depositary receipts of another corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders, (2) shares of stock or depositary receipts of the surviving corporation in the merger or consolidation, (3) cash for fractional shares or (4) any combination of (1)–(3). In addition, the DGCL provides that, unless the certificate of incorporation provides otherwise, stockholders of a surviving corporation do not have the right to dissent from a plan of merger if the merger did not require for its approval the vote of the stockholders.

Frontier’s restated certificate of incorporation and by-laws are silent as to appraisal rights. Appraisal rights are not available to Frontier stockholders or Verizon stockholders with respect to the spin-off and the merger.

Board of Directors

The Frontier by-laws provide that the total number of Frontier directors will be not less than seven and not more than 15, as determined by the Frontier board from time to time. Frontier currently has ten directors. In accordance with the merger agreement, immediately prior to the effectiveness of the merger, the Frontier board (which will become the board of directors of the combined company after the merger) will consist of 12 directors, three of whom will be initially designated by Verizon and the remainder of whom will be initially designated by Frontier.

All directors are elected at each annual meeting of stockholders to serve until the next annual meeting. Frontier’s restated certificate of incorporation provides that directors need not be elected by ballot, unless voting by ballot is requested by the holders of 10% or more of the shares of stock represented at the meeting of stockholders at which the directors are to be elected. The Frontier by-laws do not provide for cumulative voting in the election of directors. The Frontier by-laws provide that vacancies on the Frontier board may be filled by appointment made by a majority vote of the directors then in office, except for vacancies resulting from the removal of directors by stockholders.

Nominations of persons for election to the Frontier board may be made at a regular or special meeting of stockholders by or at the direction of the board of directors or its Nominating and Corporate Governance Committee or by any stockholder entitled to vote in such meeting who provides timely notice to Frontier’s secretary.

Directors will be elected at a stockholders’ meeting by a majority of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote.

Any directors may be removed, with or without cause, by the holders of a majority of shares then entitled to vote at an election of directors, subject to certain limitations.

The Frontier board may hold regular meetings without notice according to a resolution of the board. Special meetings may be held at any time upon the call of two directors, the chairman of the board or the chief executive officer. A majority of the total number of directors will constitute a quorum, and directors present at any meeting at which a quorum is present may act by majority vote.

Stockholders

Frontier’s by-laws provide that an annual meeting of stockholders for the purpose of electing directors and of transacting any other business as may properly come before it will be held each year. A stockholder may bring business before an annual meeting of stockholders by giving timely notice in writing to Frontier’s secretary in accordance with the provisions of Frontier’s by-laws.

Under the DGCL, a special meeting of the stockholders may be called by the board of directors of the corporation or by any other person authorized to do so in the certificate of incorporation or by-laws. Under the Frontier by-laws, a special meeting of the stockholders may be called by the chairman of the board of directors or the chief executive officer and must be called on the request in writing or by vote of a majority of the Frontier board or on request in writing of stockholders of record owning 50% of the capital stock outstanding and entitled to vote.

The DGCL provides that written notice of the time, place and purpose or purposes of every meeting of stockholders must be given not less than 10 days and not more than 60 days before the date of the meeting to each stockholder of record entitled to vote at the meeting. Frontier’s by-laws provide that the holders of a majority of the stock outstanding and entitled to vote shall constitute a quorum.

Amendment of the Restated Certificate of Incorporation

Under the DGCL, a proposed amendment to a corporation’s certificate of incorporation requires approval by its board of directors and adoption by an affirmative vote of a majority of the outstanding stock entitled to vote on the amendment. Frontier’s restated certificate of incorporation provides that it may be amended in any manner prescribed by law.

Amendment of the By-laws

Under Frontier’s restated certificate of incorporation, the board of directors is expressly authorized to amend, alter, change or repeal Frontier’s by-laws. The stockholders also have the ability to change or repeal the by-laws by a majority vote of the stockholders present and represented at any annual meeting or at any special meeting called for such purpose.

Listing

After the merger, shares of Frontier will continue to trade on the NYSE under the symbol “FTR.”

Transfer Agent and Registrar

The transfer agent and registrar for Frontier common stock is the Computershare Trust Company, N.A.

DESCRIPTION OF SPINCO CAPITAL STOCK

Overview

The following summary describes the material terms of Spinco’s capital stock and provisions of the certificate of incorporation and the by-laws of Spinco, in each case as currently in effect, but it does not purport to describe all of the terms thereof.

Common Stock

General Provisions Relating to Spinco’s Common Stock

Authorized Shares. The Spinco certificate of incorporation authorizes 100 shares, without par value, all of which are currently outstanding and all of which are held by Verizon. Prior to the spin-off and the merger, Spinco will amend its certificate of incorporation to increase the number of authorized shares of its common stock, and will issue additional shares to Verizon in connection with the distribution.

Voting Rights. Each holder of Spinco’s common stock is entitled to one vote per share on all matters to be voted on by stockholders. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Dividends. The holders of Spinco’s common stock are entitled to receive any dividends and other distributions that may be declared by Spinco’s board of directors, subject to funds being legally available for that purpose. Dividends are not guaranteed, and Spinco’s board of directors may decide, in its absolute discretion, not to pay dividends. Dividends on Spinco’s common stock are not cumulative. All decisions regarding the declaration and payment of dividends will be at the discretion of Spinco’s board of directors. Spinco does not currently intend to pay dividends on its common stock, apart from any dividends which may be paid in connection with the spin-off.

Liquidation Rights. In the event of Spinco’s liquidation, dissolution or winding up, holders of Spinco common stock will be entitled to receive proportionately any assets remaining after the payment of Spinco’s liabilities.

Preemptive Rights. Holders of Spinco’s common stock have no preemptive, subscription, redemption or conversion rights in respect of Spinco’s common stock.

Limitation of Liability of Directors; Indemnification of Directors

Spinco’s certificate of incorporation provides that no director will be personally liable to Spinco or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that this limitation on or exemption from liability is not permitted by the DGCL and any amendments to that law.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. The Spinco certificate of incorporation does not eliminate its directors’ duty of care. The inclusion of this provision in the Spinco certificate of incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against Spinco directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited Spinco and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director’s breach of the duty of care.

The by-laws of Spinco provide that Spinco is required to indemnify and advance expenses to its authorized representatives (which term includes Spinco’s directors) to the fullest extent permitted by law, where it is determined by Spinco that indemnification of the authorized representative is appropriate in the circumstances because the person seeking indemnification has either met the applicable standard of conduct set forth in Spinco’s by-laws or has been successful on the merits or otherwise as set forth in Spinco’s by-laws. The determination that indemnification is appropriate will be made:

•	by Spinco’s board of directors, acting by majority vote of a quorum consisting of directors who were not parties to the action in which indemnification is sought; or

•

if a quorum of directors who were not parties to the action in which indemnification is sought is not obtainable (or, even if obtainable, if a majority of that quorum so directs), by independent legal counsel in a written opinion; or

•	by the stockholders of Spinco.

Amendment of By-Laws

To the extent permissible under the DGCL and the certificate of incorporation of Spinco, Spinco’s by-laws may be amended, repealed or replaced by its board of directors at any meeting by majority vote of the directors in office or by majority vote of the stockholders entitled to vote at an annual or special meeting.

COMPARISON OF THE RIGHTS OF STOCKHOLDERS BEFORE AND AFTER THE TRANSACTIONS

Each of Frontier, Verizon and Spinco is a Delaware corporation and is subject to the DGCL. Frontier believes that a point-by-point comparison of the rights of its stockholders to the rights of Verizon stockholders is not material, as the rights of Frontier stockholders are generally similar to those of Verizon stockholders. However, Frontier currently has a stockholder rights plan in place, while Verizon does not. The Frontier stockholder rights plan might impede the completion of a merger, tender offer or other takeover attempt of Frontier. Following the merger, Verizon stockholders will continue to hold shares of Verizon common stock, subject to the same rights as prior to the spin-off and merger, except that their shares of Verizon common stock will represent an interest in Verizon that no longer reflects the ownership and operation of the Spinco business. In addition, Verizon stockholders will also hold shares of common stock of the combined company following the merger. See “Description of Capital Stock of Frontier and the Combined Company” for information regarding the rights of stockholders of Frontier and the combined company. Verizon stockholders will hold Spinco common stock through the distribution agent only momentarily, immediately following the spin-off and prior to the merger.

CERTAIN ANTI-TAKEOVER EFFECTS OF VARIOUS PROVISIONS OF DELAWARE LAW AND FRONTIER’S RESTATED CERTIFICATE OF INCORPORATION, BY-LAWS AND RIGHTS PLAN

Provisions of the DGCL and Frontier’s restated certificate of incorporation, by-laws and rights plan contain provisions that may have anti-takeover effects and could delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Delaware Anti-Takeover Statute

Frontier is subject to Section 203 of the DGCL. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the person became an interested stockholder, unless:

•

the business combination, or the transaction in which the stockholder became an interested stockholder, is approved by the Frontier board prior to the time the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or after the time a person became an interested stockholder, the business combination is approved by the Frontier board and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

“Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, in general an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the shares of the corporation’s outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to Frontier and, therefore, may discourage attempts to acquire Frontier.

In addition, provisions of Frontier’s restated certificate of incorporation and by-laws, which are summarized in the following paragraphs, may have an anti-takeover effect.

Quorum Requirements; Removal of Directors

Frontier’s by-laws provide that the holders of a majority of the stock outstanding and entitled to vote shall constitute a quorum.

Neither Frontier’s restated certificate of incorporation nor its by-laws contain any express provisions with respect to the removal of directors; however, the DGCL provides that directors may be removed, with or without cause, by the holders of a majority of shares then entitled to vote at an election of directors, subject to certain limitations.

No Cumulative Voting

The DGCL provides that stockholders’ votes may not be cumulative with respect to the election of directors unless a corporation’s certificate of incorporation expressly provides otherwise. Frontier’s restated certificate of incorporation does not expressly address cumulative voting.

Calling of Special Meeting of Stockholders

Frontier’s by-laws provide that special meetings of Frontier stockholders may be called by the chairman of the board of directors or the chief executive officer and must be called on the request in writing or by vote of a majority of the Frontier board or on request in writing of stockholders of record owning 50% of the capital stock outstanding and entitled to vote.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The DGCL provides that written notice of the time, place and purpose or purposes of every meeting of stockholders must be given not less than 10 days and not more than 60 days before the date of the meeting to each stockholder of record entitled to vote at the meeting. The Frontier by-laws further provide that the only matters that may be considered and acted upon at an annual meeting of stockholders are those matters brought before the meeting:

•	through the notice of meeting;

•	by the Frontier board; or

•	by a stockholder of record entitled to vote at such meeting.

Frontier’s by-laws require a stockholder who intends to bring matters before or to nominate candidates for election as directors at an annual meeting to provide advance notice of such intended action not less than 90 days or more than 120 days prior to the date of the proxy statement relating to the prior year’s annual meeting of stockholders. Frontier’s by-laws also specify requirements as to the form and content of a stockholder’s notice. The notice must contain, among other things, a brief description of the business desired to be brought before the meeting and must identify any personal or other material interest of the stockholder in such proposed business. The person presiding at the meeting will have the discretion to determine whether any item of business proposed by a stockholder was properly brought before such meeting. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders. Stockholder nominations for the election of directors at a special meeting must be received by Frontier’s corporate secretary by the later of 10 days following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made or 90 days prior to the date that meeting is proposed to be held and not more than 120 days prior to such meeting.

Limitations on Liability and Indemnification of Officers and Directors

Under the DGCL, a corporation may indemnify any director, officer, employee or agent of the corporation against liabilities and expenses actually and reasonably incurred by such person in connection with any proceeding involving such person by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, provided that such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful.

Frontier’s restated certificate of incorporation provides that a director will not be personally liable to Frontier or to its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

•	for any breach of the directors’ duty of loyalty to Frontier or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for acts relating to the unlawful payment of a dividend or an unlawful stock purchase or redemption; or

•	for any transaction from which the director derived an improper personal benefit.

The Frontier by-laws provide that, to the fullest extent permitted under the DGCL, Frontier will indemnify any person who was or is involved or was or is threatened to be made involved in any threatened, pending or completed investigation, claim, action suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Frontier or is or was serving at the request of Frontier as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against all expenses, liability and loss actually and reasonably incurred by him or her in connection with such proceeding. The Frontier by-laws provide further that the right to indemnification includes the right to receive payment of all reasonable expenses incurred by the indemnified person in connection with such proceeding in advance of the final disposition of the proceeding.

The limitation of liability and indemnification provisions in Frontier’s by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Frontier and its stockholders. In addition, a stockholder’s investment may be adversely affected to the extent that, in a class action or direct suit, Frontier pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Authorized but Unissued Shares

Frontier’s authorized but unissued shares of common stock and preferred stock are available for future issuance without the approval of Frontier stockholders. Frontier may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Frontier by means of a proxy contest, tender offer, merger or otherwise.

No Supermajority Provisions

The DGCL provides generally that the affirmative vote of a majority in voting power of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Frontier’s restated certificate of incorporation does not require a greater percentage of shares to amend any provision of the restated certificate of incorporation and provides that it may be amended in any manner prescribed by law.

Frontier’s restated certificate of incorporation grants its board of directors the authority to amend and repeal Frontier’s by-laws without a stockholder vote. However, such authority of the Frontier board is subject to the power of the stockholders to change or repeal any by-laws by a majority vote of the stockholders present and represented at any annual meeting or at any special meeting called for such purpose.

Stockholder Rights Plan

The Frontier board adopted a stockholder rights plan on March 6, 2002. To implement the stockholder rights plan, on the same date, Frontier declared a dividend of one preferred stock purchase right, referred to as a right, for each outstanding share of Frontier common stock to stockholders of record at the close of business on March 6, 2002. Each share issued after that date is also issued with a right. Each right entitles the registered holder to purchase from Frontier a unit consisting of one one-thousandth of a share of Series A Participating Preferred Stock at a purchase price of $47 per unit, subject to adjustment.

The rights are not exercisable until the earlier of:

•

ten business days following a public announcement that a person or group, subject to certain exceptions, has acquired 15% or more of the outstanding shares of Frontier common stock (thereby becoming an “acquiring person” under the stockholder rights plan);

•	ten business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an acquiring person; or

•	a merger or other business combination transaction involving Frontier.

The rights expire at 5:00 p.m. (New York City time) on March 6, 2012, unless earlier redeemed, exchanged, extended or terminated by Frontier.

The stockholder rights plan might impede the completion of a merger, tender offer or other takeover attempt of Frontier. On May 12, 2009, Frontier amended its stockholder rights plan so that the transactions described in this information statement/prospectus will not trigger rights under the plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Code of Business Conduct and Ethics

Frontier has a Code of Business Conduct and Ethics, referred to as the Code of Conduct, to which all employees, executive officers and directors, which for purposes of the Code of Conduct are collectively referred to as employees, are required to adhere in addressing the legal and ethical issues encountered in conducting their work. The Code of Conduct requires that all employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner, and otherwise act with integrity. Employees are required to report any conduct that they believe, in good faith, is an actual or apparent violation of the Code of Conduct and may do so anonymously by using Frontier’s Ethics Hotline. The Code of Conduct includes specific provisions applicable to Frontier’s principal executive officer and senior financial officers. Frontier posts amendments to or waivers from the provisions applicable to its senior executives on its website. A copy of the Code of Conduct is available upon request to Frontier’s Secretary or may be viewed or downloaded from Frontier’s website at www.frontier.com.

The Code of Conduct will apply to the combined company after the merger.

Related Person Transactions Policy

The Frontier board adopted a policy addressing Frontier’s procedures with respect to the review, approval and ratification of “related person transactions” that are required to be disclosed pursuant to SEC regulations. The policy provides that any transaction, arrangement or relationship, or series of similar transactions, in which Frontier is involved, with a “related person” (as defined in the SEC regulations) who has or will have a direct or indirect material interest and which exceeds $120,000 in the aggregate, shall be subject to review, approval or ratification by the Nominating and Corporate Governance Committee. In its review of related person transactions, the Nominating and Corporate Governance Committee shall review the material facts and circumstances of the transaction and shall take into account certain factors, where appropriate, based on the particular facts and circumstances, including (i) the nature of the “related person’s” interest in the transaction, (ii) the significance of the transaction to Frontier and to the “related person” and (iii) whether the transaction is likely to impair the judgment of the “related person” to act in the best interest of Frontier.

No member of the Nominating and Corporate Governance Committee may participate in the review, approval or ratification of a transaction with respect to which he or she is a “related person” provided that such person can be counted for purposes of a quorum and shall provide such information with respect to the transaction as may be reasonably requested by other members of the committee or the board.

This related person transactions policy will apply to the combined company after the merger.

Material Transactions between Frontier and Verizon

Frontier provides switched access and special access services to Verizon. Frontier receives per-minute terminating switched access compensation from Verizon when Frontier’s switched network is used for the origination or termination of Verizon’s traffic. Frontier also receives special access compensation from Verizon on a per-unit basis, the amount of the per-unit price depending on the amount of bandwidth utilized. Frontier received approximately $150 million and $30 million from Verizon for these services in 2009 and during the three months ended March 31, 2010, respectively.

Verizon provides Frontier (a) long distance services to support both residential and business customers of Frontier, (b) unbundled network element loops to support Frontier customers, (c) unbundled network element and expanded extended loop T1s to support Frontier’s customers, (d) circuits to support Frontier internal requirements (including Internet backhaul and Interoffice connections) and (e) space in Verizon central offices to support interconnection with Verizon. Frontier paid Verizon approximately $59.7 million and $6.8 million for these services in 2009 and during the three months ended March 31, 2010, respectively.

Following the merger, the parties expect that subsidiaries of Verizon that will become subsidiaries of Frontier in connection with the spin-off and the merger will occupy certain properties that are owned or leased by other subsidiaries of Verizon pursuant to lease or sublease agreements, and an entity that will become a subsidiary of Frontier will lease or sublease properties to subsidiaries of Verizon. Each sublease agreement is expected to be on terms substantially similar to those contained in the respective underlying lease.

A Frontier subsidiary holds a 33.33% general partnership interest in, and is the managing partner of, Mohave Cellular Limited Partnership, referred to as Mohave Cellular, which provides cellular phone service in Mohave County, Arizona. A Verizon subsidiary holds a 33.33% limited partnership interest in Mohave Cellular. The remaining 33.33% limited partnership interest in Mohave Cellular is held by an unrelated third party. Mohave Cellular declared a $2.25 million ($0.75 million per partner) distribution in January 2010 and paid this amount to its partners. Mohave Cellular may declare similar distributions from time to time, as permitted by the terms of its partnership agreement.

LEGAL MATTERS

The validity of the issuance of common stock by Frontier pursuant to the merger agreement will be passed upon for Frontier by Cravath, Swaine & Moore LLP. Cravath, Swaine & Moore LLP will provide to Frontier a legal opinion regarding certain federal income tax matters relating to the merger. Debevoise & Plimpton LLP will provide to Verizon and Spinco a legal opinion regarding certain federal income tax matters relating to the spin-off and the merger.

EXPERTS

The consolidated financial statements of Frontier and subsidiaries as of December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, are included in this information statement/prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere in this information statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of Verizon’s Separate Telephone Operations at December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, included in this information statement/prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

Page
FRONTIER AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2010 (UNAUDITED) AND DECEMBER 31, 2009	F-2

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)	F-3

CONSOLIDATED STATEMENTS OF EQUITY FOR THE THREE MONTHS ENDED MARCH 31, 2009, THE NINE MONTHS ENDED DECEMBER 31, 2009 AND THE THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)	F-4

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)	F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)	F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-7

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	F-17

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-18

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008	F-20

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007	F-21

CONSOLIDATED STATEMENTS OF EQUITY FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007	F-22

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007	F-23

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007	F-24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-25

VERIZON’S SEPARATE TELEPHONE OPERATIONS

CONDENSED COMBINED STATEMENTS OF INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)	F-56

CONDENSED COMBINED STATEMENTS OF SELECTED ASSETS, SELECTED LIABILITIES AND PARENT FUNDING AS OF MARCH 31, 2010 (UNAUDITED) AND DECEMBER 31, 2009	F-57

CONDENSED COMBINED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)	F-58

NOTES TO CONDENSED COMBINED SPECIAL-PURPOSE FINANCIAL STATEMENTS	F-59

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-66

COMBINED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007	F-67

COMBINED STATEMENTS OF SELECTED ASSETS, SELECTED LIABILITIES AND PARENT FUNDING AS OF DECEMBER 31, 2009 AND 2008	F-68

COMBINED STATEMENTS OF PARENT FUNDING FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007	F-69

COMBINED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007	F-70

NOTES TO COMBINED SPECIAL-PURPOSE FINANCIAL STATEMENTS	F-71

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007	F-86

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

($ in thousands)

	March 31, 2010	December 31, 2009
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$331,095	$358,693
Accounts receivable, less allowances of $31,629 and $30,171, respectively	189,503	190,745
Prepaid expenses	26,493	28,081
Income taxes and other current assets	79,837	102,561

Total current assets	626,928	680,080
Property, plant and equipment, net	3,115,991	3,133,521
Goodwill, net	2,642,323	2,642,323
Other intangibles, net	233,474	247,527
Other assets	174,907	174,804

Total assets	$6,793,623	$6,878,255

LIABILITIES AND EQUITY
Current liabilities:
Long-term debt due within one year	$7,228	$7,236
Accounts payable	110,077	139,556
Other current liabilities	208,742	245,885

Total current liabilities	326,047	392,677

Deferred income taxes	730,371	722,192
Other liabilities	633,102	630,187
Long-term debt	4,796,474	4,794,129

Equity:
Shareholders’ equity of Frontier:
Common stock, $0.25 par value (600,000,000 authorized shares; 313,410,000 and 312,328,000 outstanding, respectively, and 349,456,000 issued at March 31, 2010 and December 31, 2009)	87,364	87,364
Additional paid-in capital	863,988	956,401
Retained earnings	45,321	2,756
Accumulated other comprehensive loss, net of tax	(241,542)	(245,519)
Treasury stock	(458,368)	(473,391)

Total shareholders’ equity of Frontier	296,763	327,611
Noncontrolling interest in a partnership	10,866	11,459

Total equity	307,629	339,070

Total liabilities and equity	$6,793,623	$6,878,255

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

($ in thousands, except for per-share amounts)

(Unaudited)

	2010	2009
Revenue	$519,849	$537,956

Operating expenses:
Network access expenses	53,543	60,684
Other operating expenses	193,025	200,204
Depreciation and amortization	101,049	137,558
Acquisition and integration costs	10,370	—

Total operating expenses	357,987	398,446

Operating income	161,862	139,510

Investment income	2,497	3,562
Other income, net	4,956	4,685
Interest expense	93,787	88,749

Income before income taxes	75,528	59,008

Income tax expense	32,056	22,053

Net income	43,472	36,955
Less: Income attributable to the noncontrolling interest in a partnership	907	652

Net income attributable to common shareholders of Frontier	$42,565	$36,303

Basic and diluted net income per common share attributable to common shareholders of Frontier	$0.14	$0.12

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2009, THE NINE MONTHS ENDED

DECEMBER 31, 2009 AND THE THREE MONTHS ENDED MARCH 31, 2010

($ and shares in thousands, except for per-share amounts)

(Unaudited)

	Frontier Shareholders							Noncontrolling Interest	Total Equity
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock
	Shares	Amount				Shares	Amount
Balance January 1, 2009	349,456	$87,364	$1,117,936	$38,163	$(237,152)	(38,142)	$(487,266)	$10,561	$529,606
Stock plans	—	—	(13,433)	—	—	1,050	14,111	—	678
Dividends on common stock of $0.25 per share	—	—	(78,085)	—	—	—	—	—	(78,085)
Net income	—	—	—	36,303	—	—	—	652	36,955
Other comprehensive income, net of tax and reclassification adjustments	—	—	—	—	4,031	—	—	—	4,031

Balance March 31, 2009	349,456	87,364	1,026,418	74,466	(233,121)	(37,092)	(473,155)	11,213	493,185
Stock plans	—	—	8,074	—	—	(36)	(236)	—	7,838
Dividends on common stock of $0.75 per share	—	—	(78,091)	(156,190)	—	—	—	—	(234,281)
Net income	—	—	—	84,480	—	—	—	1,746	86,226
Other comprehensive loss, net of tax and reclassification adjustments	—	—	—	—	(12,398)	—	—	—	(12,398)
Distributions	—	—	—	—	—	—	—	(1,500)	(1,500)

Balance December 31, 2009	349,456	87,364	956,401	2,756	(245,519)	(37,128)	(473,391)	11,459	339,070
Stock plans	—	—	(14,058)	—	—	1,082	15,023	—	965
Dividends on common stock of $0.25 per share	—	—	(78,355)	—	—	—	—	—	(78,355)
Net income	—	—	—	42,565	—	—	—	907	43,472
Other comprehensive income, net of tax and reclassification adjustments	—	—	—	—	3,977	—	—	—	3,977
Distributions	—	—	—	—	—	—	—	(1,500)	(1,500)

Balance March 31, 2010	349,456	$87,364	$863,988	$45,321	$(241,542)	(36,046)	$(458,368)	$10,866	$307,629

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

($ in thousands)

(Unaudited)

	2010	2009
Net income	$43,472	$36,955
Other comprehensive income, net of tax and reclassification adjustments	3,977	4,031

Comprehensive income	47,449	40,986
Less: Comprehensive income attributable to the noncontrolling interest in a partnership	(907)	(652)

Comprehensive income attributable to the common shareholders of Frontier	$46,542	$40,334

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

($ in thousands)

(Unaudited)

	2010	2009
Cash flows provided by (used in) operating activities:
Net income	$43,472	$36,955
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	101,049	137,558
Stock based compensation expense	2,743	2,122
Pension expense	7,323	8,246
Other non-cash adjustments	(2,159)	(3,759)
Deferred income taxes	8,084	4,125
Change in accounts receivable	1,242	9,211
Change in accounts payable and other liabilities	(62,914)	(47,409)
Change in prepaid expenses, income taxes and other current assets	24,312	26

Net cash provided by operating activities	123,152	147,075
Cash flows provided from (used by) investing activities:
Capital expenditures—Business operations	(39,927)	(54,572)
Capital expenditures—Integration activities	(29,679)	—
Other assets purchased and distributions received, net	142	158

Net cash used by investing activities	(69,464)	(54,414)
Cash flows provided from (used by) financing activities:
Financing costs paid	(82)	—
Long-term debt payments	(977)	(962)
Issuance of common stock	—	680
Dividends paid	(78,355)	(78,085)
Repayment of customer advances for construction and distributions to noncontrolling interests	(1,872)	(490)

Net cash used by financing activities	(81,286)	(78,857)
Increase (decrease) in cash and cash equivalents	(27,598)	13,804
Cash and cash equivalents at January 1,	358,693	163,627

Cash and cash equivalents at March 31,	$331,095	$177,431

Cash paid during the period for:
Interest	$109,528	$116,408
Income taxes	$—	$1,255

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Summary of Significant Accounting Policies:

(a) Basis of Presentation and Use of Estimates:

Frontier Communications Corporation and its subsidiaries are referred to as “we,” “us,” “our,” or the “Company” in this report. Our unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and should be read in conjunction with the consolidated financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2009. Certain reclassifications of balances previously reported have been made to conform to the current presentation. All significant intercompany balances and transactions have been eliminated in consolidation. These unaudited consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary to present fairly the results for the interim periods shown.

The preparation of our financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Estimates and judgments are used when accounting for allowance for doubtful accounts, impairment of long-lived assets, intangible assets, depreciation and amortization, income taxes, purchase price allocations, contingencies, and pension and other postretirement benefits, among others. Certain information and footnote disclosures have been excluded and/or condensed pursuant to Securities and Exchange Commission rules and regulations. The results of the interim periods are not necessarily indicative of the results for the full year.

(b) Revenue Recognition:

Revenue is recognized when services are provided or when products are delivered to customers. Revenue that is billed in advance includes: monthly recurring network access services, special access services and monthly recurring local line and unlimited fixed long distance bundle charges. The unearned portion of these fees is initially deferred as a component of other liabilities on our consolidated balance sheet and recognized as revenue over the period that the services are provided. Revenue that is billed in arrears includes: non-recurring network access services, switched access services, non-recurring local services and long-distance services. The earned but unbilled portion of these fees is recognized as revenue in our consolidated statements of operations and accrued in accounts receivable in the period that the services are provided. Excise taxes are recognized as a liability when billed. Installation fees and their related direct and incremental costs are initially deferred and recognized as revenue and expense over the average term of a customer relationship. We recognize as current period expense the portion of installation costs that exceeds installation fee revenue.

The Company collects various taxes from its customers and subsequently remits such funds to governmental authorities. Substantially all of these taxes are recorded through the consolidated balance sheet and presented on a net basis in our consolidated statements of operations. We also collect Universal Service Fund (USF) surcharges from customers (primarily federal USF) which we have recorded on a gross basis in our consolidated statements of operations and included in revenue and other operating expenses at $10.4 million and $7.5 million for the three months ended March 31, 2010 and 2009, respectively.

(c) Goodwill and Other Intangibles:

Intangibles represent the excess of purchase price over the fair value of identifiable tangible net assets acquired. We undertake studies to determine the fair values of assets and liabilities acquired and allocate purchase prices to assets and liabilities, including property, plant and equipment, goodwill and other identifiable intangibles. We annually (during the fourth quarter) or more frequently, if appropriate, examine the carrying value of our goodwill and trade name to determine whether there are any impairment losses. We test for goodwill impairment at the “operating segment” level, as that term is defined in Accounting Standards Codification (ASC) Topic 350 (formerly Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”). The Company has three “operating segments.” Our “operating segments” are aggregated into one reportable segment.

ASC Topic 350 requires that intangible assets with estimated useful lives be amortized over those lives and be reviewed for impairment in accordance with ASC Topic 360 (formerly SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”) to determine whether any changes to these lives are required. We periodically reassess the useful lives of our intangible assets to determine whether any changes are required.

(2)	Recent Accounting Literature and Changes in Accounting Principles:

Business Combinations

In December 2007, the FASB revised SFAS No. 141, “Business Combinations” (currently ASC Topic 805). The revised statement, SFAS No. 141R (ASC Topic 805), as amended by FSP SFAS No. 141(R)-1 (ASC Topic 805), requires an acquiring entity to recognize all of the assets acquired and liabilities assumed in a transaction at the acquisition date at fair value, to recognize and measure preacquisition contingencies, including contingent consideration, at fair value (if possible), to remeasure liabilities related to contingent consideration at fair value in each subsequent reporting period and to expense all acquisition related costs. The effective date of SFAS No. 141R (ASC Topic 805) was for business combinations for which the acquisition date was on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We will account for our pending acquisition of approximately 4.1 million access lines (as of March 31, 2010) from Verizon Communications Inc. (Verizon) (the Verizon Transaction) using the guidance included in SFAS No. 141R (ASC Topic 805). During the three months ended March 31, 2010, we incurred approximately $10.4 million of acquisition and integration costs in connection with the Verizon Transaction. In accordance with SFAS No. 141R (ASC Topic 805), such costs are required to be expensed as incurred and are reflected in “Acquisition and integration costs” in our consolidated statements of operations.

(3)	Pending Acquisition:

On May 13, 2009, we entered into a definitive agreement with Verizon under which Frontier will acquire defined assets and liabilities of the local exchange business and related landline activities of Verizon, including Internet access and long distance services and broadband video provided to designated customers. As part of the Verizon Transaction, the business to be acquired will be spun-off to Verizon stockholders (the spin-off). New Communications Holdings Inc. (Spinco), a wholly-owned subsidiary of Verizon, which will hold the business to be acquired, will then merge with and into Frontier, and Frontier will survive as the combined company conducting the combined business operations of Frontier and Spinco (the merger). Assuming that the merger occurred on March 31, 2010, the merger would have resulted in Frontier acquiring approximately 4.1 million access lines and certain business related assets from Verizon. The Verizon Transaction will be financed with approximately $5.3 billion of common stock plus the assumption of approximately $3.5 billion in debt. Certain of the conditions to the closing of the Verizon Transaction have already been satisfied: (1) Frontier’s stockholders approved the Verizon Transaction at a special meeting of stockholders held on October 27, 2009; (2) the Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Act; (3) approvals of all necessary local video franchise authorities, subject to certain conditions; (4) receipt by Verizon of a favorable ruling from the IRS regarding the tax consequences of the Verizon Transaction; (5) the completion of a $3.2 billion debt financing by Spinco which is sufficient to fund the special cash payment to Verizon, as contemplated by the Verizon Transaction; and (6) eight of the nine required state regulatory approvals. Completion of the Verizon Transaction remains subject to a number of other conditions, including the receipt of the remaining state regulatory approval and approval from the Federal Communications Commission (FCC), as well as other customary closing conditions. Subject to satisfaction of these conditions, we anticipate closing this transaction at the end of the second quarter of 2010. Please see Note 16 for a description of the debt offering by Spinco completed subsequent to March 31, 2010.

On March 24, 2010, we entered into a new $750.0 million revolving credit facility (the New Credit Facility) that will become effective upon, and subject to (1) the closing of the merger, (2) the termination of the Company’s existing revolving credit facility and (3) other customary conditions. The terms of the New Credit Facility are set forth in the Credit Agreement, dated as of March 23, 2010, among the Company, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (the Credit Agreement). Associated facility fees under the New Credit Facility will vary from time to time depending on the Company’s credit rating (as defined in the Credit Agreement). The New Credit Facility is scheduled to terminate on the date that is three years and six months after the effective date of the New Credit Facility. During the term of the New Credit Facility, the Company may borrow, repay and reborrow funds, and may obtain letters of credit, subject to customary borrowing conditions. Loans under the New Credit Facility will bear interest based on the alternate base rate or the adjusted LIBOR rate (each as determined in the Credit Agreement), at the Company’s election, plus a margin specified in the Credit Agreement based on the Company’s credit rating. Letters of credit issued under the New Credit Facility will also be subject to fees that vary depending on the Company’s credit rating. The New Credit Facility will be available for general corporate purposes but may not be used to fund dividend payments.

(4)	Accounts Receivable:

The components of accounts receivable, net at March 31, 2010 and December 31, 2009 are as follows:

($ in thousands)	March 31, 2010	December 31, 2009
End user	$204,511	$205,384
Other	16,621	15,532
Less: Allowance for doubtful accounts	(31,629)	(30,171)

Accounts receivable, net	$189,503	$190,745

We maintain an allowance for estimated bad debts based on our estimate of our ability to collect our accounts receivable. Bad debt expense, which is recorded as a reduction to revenue, was $6.1 million and $6.7 million for the three months ended March 31, 2010 and 2009, respectively.

(5)	Property, Plant and Equipment:

Property, plant and equipment at March 31, 2010 and December 31, 2009 is as follows:

($ in thousands)	March 31, 2010	December 31, 2009
Property, plant and equipment	$7,864,523	$7,803,062
Less: Accumulated depreciation	(4,748,532)	(4,669,541)

Property, plant and equipment, net	$3,115,991	$3,133,521

Depreciation expense is principally based on the composite group method. Depreciation expense was $87.0 million and $92.9 million for the three months ended March 31, 2010 and 2009, respectively. Effective with the completion of an independent study of the estimated useful lives of our plant assets we adopted new lives beginning October 1, 2009.

(6)	Other Intangibles:

The components of other intangibles at March 31, 2010 and December 31, 2009 are as follows:

($ in thousands)	March 31, 2010	December 31, 2009
Customer base	$270,309	$270,309
Trade name and license	134,680	134,680

Other intangibles	404,989	404,989
Less: Accumulated amortization	(171,515)	(157,462)

Total other intangibles, net	$233,474	$247,527

Amortization expense was $14.1 million and $44.7 million for the three months ended March 31, 2010 and 2009, respectively. Amortization expense for the three months ended March 31, 2010 and 2009 included $14.1 million for intangible assets (customer base and trade name) that were acquired in the acquisitions of Commonwealth Telephone Enterprises, Inc., Global Valley Networks, Inc. and GVN Services. Amortization expense for the three months ended March 31, 2009 included $30.6 million for amortization associated with our “legacy” Frontier properties, which were fully amortized in June 2009.

(7)	Fair Value of Financial Instruments:

The following table summarizes the carrying amounts and estimated fair values for certain of our financial instruments at March 31, 2010 and December 31, 2009. For the other financial instruments, representing cash, accounts receivable, long-term debt due within one year, accounts payable and other current liabilities, the carrying amounts approximate fair value due to the relatively short maturities of those instruments. Other equity method investments, for which market values are not readily available, are carried at cost, which approximates fair value.

The fair value of our long-term debt is estimated based on quoted market prices at the reporting date for those financial instruments.

($ in thousands)	March 31, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$4,796,474	$4,642,563	$4,794,129	$4,628,132

(8)	Long-Term Debt:

The activity in our long-term debt from December 31, 2009 to March 31, 2010 is summarized as follows:

($ in thousands)	December 31, 2009	Three months ended March 31, 2010		March 31, 2010	Interest Rate* at March 31, 2010
		Payments	New Borrowings
Rural Utilities Service Loan Contracts	$15,600	$(264)	$—	$15,336	6.07%
Senior Unsecured Debt	4,855,001	(713)	—	4,854,288	7.87%
Industrial Development Revenue Bonds	13,550	—	—	13,550	6.33%

TOTAL LONG-TERM DEBT	$4,884,151	$(977)	$—	$4,883,174	7.86%

Less: Debt Discount	(82,786)			(79,472)
Less: Current Portion	(7,236)			(7,228)

	$4,794,129			$4,796,474

*	Interest rate includes amortization of debt issuance costs, debt premiums or discounts, and deferred gain on interest rate swap terminations. The interest rates at March 31, 2010 represent a weighted average of multiple issuances.

Additional information regarding our Senior Unsecured Debt as of March 31, 2010 and December 31, 2009 is as follows:

	March 31, 2010		December 31, 2009
($ in thousands)	Principal Outstanding	Interest Rate	Principal Outstanding	Interest Rate
Senior Notes:
Due 5/15/2011	$76,089	9.250%	$76,089	9.250%
Due 10/24/2011	200,000	6.270%	200,000	6.270%
Due 12/31/2012	145,125	1.875% (Variable)	145,500	1.625% (Variable)
Due 1/15/2013	580,724	6.250%	580,724	6.250%
Due 12/31/2013	132,300	2.250% (Variable)	132,638	2.000% (Variable)
Due 5/1/2014	600,000	8.250%	600,000	8.250%
Due 3/15/2015	300,000	6.625%	300,000	6.625%
Due 10/1/2018	600,000	8.125%	600,000	8.125%
Due 3/15/2019	434,000	7.125%	434,000	7.125%
Due 1/15/2027	345,858	7.875%	345,858	7.875%
Due 8/15/2031	945,325	9.000%	945,325	9.000%

	4,359,421		4,360,134

Debentures:
Due 11/1/2025	138,000	7.000%	138,000	7.000%
Due 8/15/2026	1,739	6.800%	1,739	6.800%
Due 10/1/2034	628	7.680%	628	7.680%
Due 7/1/2035	125,000	7.450%	125,000	7.450%
Due 10/1/2046	193,500	7.050%	193,500	7.050%

	458,867		458,867

Subsidiary Senior
Notes due 12/1/2012	36,000	8.050%	36,000	8.050%

Total	$4,854,288	7.87%	$4,855,001	7.86%

During the first three months of 2010, we retired an aggregate principal amount of $1.0 million of debt, consisting of $0.7 million of senior unsecured debt and $0.3 million of rural utilities service loan contracts.

As of March 31, 2010, we had an available line of credit with seven financial institutions in the aggregate amount of $250.0 million. Associated facility fees vary, depending on our debt leverage ratio, and were 0.275% per annum as of March 31, 2010. The contractual expiration date for this $250.0 million five year revolving credit agreement is May 18, 2012. However, we expect that the new revolving credit facility will replace the existing revolving credit facility upon completion of the Verizon Transaction (see Note 3). During the term of the credit facility we may borrow, repay and reborrow funds, subject to customary borrowing conditions. The credit facility is available for general corporate purposes but may not be used to fund dividend payments.

As of March 31, 2010, we were in compliance with all of our debt and credit facility financial covenants.

Our principal payments for the next five years are as follows as of March 31, 2010:

($ in thousands)	Principal Payments
2010 (remaining nine months)	$6,259
2011	$279,956
2012	$180,366
2013	$709,855
2014	$600,517
2015	$300,549

(9)	Net Income Per Common Share:

The reconciliation of the net income per common share calculation for the three months ended March 31, 2010 and 2009, respectively, is as follows:

($ in thousands, except per-share amounts)	For the three months ended March 31,
	2010	2009
Net income used for basic and diluted earnings per common share:
Net income attributable to common shareholders of Frontier	$42,565	$36,303
Less: Dividends allocated to unvested restricted stock awards	(641)	(576)

Total basic and diluted net income attributable to common shareholders of Frontier	$41,924	$35,727

Basic earnings per common share:
Total weighted-average shares and unvested restricted stock awards outstanding—basic	312,868	311,820
Less: Weighted-average unvested restricted stock awards	(2,472)	(1,994)

Total weighted-average shares outstanding—basic	310,396	309,826

Net income per share attributable to common shareholders of Frontier	$0.14	$0.12

Diluted earnings per common share:
Total weighted-average shares outstanding—basic	310,396	309,826
Effect of dilutive shares	—	388

Total weighted-average shares outstanding—diluted	310,396	310,214

Net income per share attributable to common shareholders of Frontier	$0.14	$0.12

Stock Options

For the three months ended March 31, 2010 and 2009, options to purchase 3,551,000 shares and 3,580,000 shares, respectively, (at exercise prices ranging from $8.19 to $18.46) issuable under employee compensation plans were excluded from the computation of diluted earnings per share (EPS) for those periods because the exercise prices were greater than the average market price of our common stock and, therefore, the effect would be antidilutive. In calculating diluted EPS we apply the treasury stock method and include future unearned compensation as part of the assumed proceeds.

In addition, for the three months ended March 31, 2010 and 2009, the impact of dividends paid on unvested restricted stock awards have been deducted from net income attributable to common shareholders of Frontier in accordance with FSP EITF No. 03-6-1, (ASC Topic 260) which we adopted in the first quarter of 2009 on a retrospective basis.

Stock Units

At March 31, 2010 and 2009, we had 449,284 and 387,818 stock units, respectively, issued under our Non-Employee Directors’ Deferred Fee Equity Plan (Deferred Fee Plan) and the Non-Employee Directors’ Equity Incentive Plan (Directors’ Equity Plan). These securities have not been included in the diluted income per share of common stock calculation because their inclusion would have an antidilutive effect.

(10)	Stock Plans:

At March 31, 2010, we had five stock-based compensation plans under which grants have been made and awards remained outstanding. At March 31, 2010, there were 12,540,761 shares authorized for grant under these plans and 10,706,918 shares available for grant under two of the plans. No further awards may be granted under three of the plans: the 1996 Equity Incentive Plan, the Amended and Restated 2000 Equity Incentive Plan (collectively, together with the 2009 Equity Incentive Plan that was adopted on May 14, 2009, the EIP) and the Deferred Fee Plan.

The following summary presents information regarding outstanding stock options as of March 31, 2010 and changes during the three months then ended with regard to options under the EIP:

	Shares Subject to Option	Weighted Average Option Price Per Share	Weighted Average Remaining Life in Years	Aggregate Intrinsic Value
Balance at January 1, 2010	3,551,000	$13.74	1.5	$—
Options granted	—	$—
Options exercised	—	$—		$—
Options canceled, forfeited or lapsed	—	$—
Balance at March 31, 2010	3,551,000	$13.74	1.3	$—

Exercisable at March 31, 2010	3,550,000	$13.74	1.3	$—

There were no options granted during the first three months of 2010. No cash was received upon the exercise of options during the first three months of 2010.

The total intrinsic value of stock options exercised during the first three months of 2009 was $0.7 million. The total intrinsic value of stock options outstanding and exercisable at March 31, 2009 was zero. There were no options granted during the first three months of 2009. Cash received upon the exercise of options during the first three months of 2009 totaled $0.7 million.

The following summary presents information regarding unvested restricted stock as of March 31, 2010 and changes during the three months then ended with regard to restricted stock under the EIP:

	Number of Shares	Weighted Average Grant Date Fair Value	Aggregate Fair Value
Balance at January 1, 2010	2,193,000	$10.41	$17,126,000
Restricted stock granted	1,300,000	$7.69	$9,671,000
Restricted stock vested	(732,000)	$11.18	$5,445,000
Restricted stock forfeited	(8,000)	$7.60

Balance at March 31, 2010	2,753,000	$8.93	$20,484,000

For purposes of determining compensation expense, the fair value of each restricted stock grant is estimated based on the average of the high and low market price of a share of our common stock on the date of grant. Total remaining unrecognized compensation cost associated with unvested restricted stock awards at March 31, 2010 was $22.7 million and the weighted average period over which this cost is expected to be recognized is approximately two years.

The total fair value of shares granted and vested during the three months ended March 31, 2009 was approximately $7.8 million and $3.6 million, respectively. The total fair value of unvested restricted stock at March 31, 2009 was $16.3 million. The weighted average grant date fair value of restricted shares granted during the three months ended March 31, 2009 was $8.45. Shares granted during the first three months of 2009 totaled 1,092,000.

(11)	Segment Information:

We operate in one reportable segment, Frontier. Frontier provides both regulated and unregulated voice, data and video services to residential, business and wholesale customers and is typically the incumbent provider in its service areas.

As permitted by ASC Topic 280 (formerly SFAS No. 131), we have utilized the aggregation criteria in combining our operating segments because all of our Frontier properties share similar economic characteristics, in that they provide the same products and services to similar customers using comparable technologies in all of the states in which we operate. The regulatory structure is generally similar. Differences in the regulatory regime of a particular state do not materially impact the economic characteristics or operating results of a particular property.

(12)	Investment Income:

The components of investment income for the three months ended March 31, 2010 and 2009 are as follows:

	For the three months ended March 31,
($ in thousands)	2010	2009
Interest and dividend income	$2,416	$3,288
Equity earnings	81	274

Total investment income	$2,497	$3,562

(13)	Other Income, Net:

The components of other income, net for the three months ended March 31, 2010 and 2009 are as follows:

	For the three months ended March 31,
($ in thousands)	2010	2009
Gain on expiration/settlement of customer advances	$4,743	$2,513
Litigation settlement proceeds	262	2,203
Other, net	(49)	(31)

Total other income, net	$4,956	$4,685

(14)	Retirement Plans:

The following tables provide the components of net periodic benefit cost:

	Pension Benefits
	For the three months ended March 31,
($ in thousands)	2010	2009
Components of net periodic pension benefit cost
Service cost	$1,609	$1,435
Interest cost on projected benefit obligation	12,381	12,964
Expected return on plan assets	(11,649)	(11,096)
Amortization of prior service cost /(credit)	(50)	(64)
Amortization of unrecognized loss	6,748	6,920

Net periodic pension benefit cost	$9,039	$10,159

	Postretirement Benefits Other Than Pensions
	For the three months ended March 31,
($ in thousands)	2010	2009
Components of net periodic postretirement benefit cost
Service cost	$99	$113
Interest cost on projected benefit obligation	2,629	2,857
Expected return on plan assets	(108)	(109)
Amortization of prior service cost/(credit)	(1,929)	(1,938)
Amortization of unrecognized loss	1,581	1,481

Net periodic postretirement benefit cost	$2,272	$2,404

During the first three months of 2010 and 2009, we capitalized $1.7 million and $2.0 million, respectively, of pension expense into the cost of our capital expenditures, as the costs that relate to our engineering and plant construction activities. We expect that our 2010 pension and other postretirement benefit expenses will be between $40.0 million and $50.0 million, as compared to $48.6 million in 2009. We expect that we will make a $10.0 million cash contribution to our pension plan in 2010, including a payment of $2.6 million which was made in April 2010.

The Company’s pension plan assets have increased from $608.6 million at December 31, 2009 to $613.6 million at March 31, 2010, an increase of $5.0 million, or 1%. This increase is a result of positive investment returns of $20.6 million, offset by ongoing benefit payments of $15.6 million during the first three months of 2010.

(15)	Commitments and Contingencies:

We anticipate capital expenditures of approximately $220.0 million to $240.0 million for 2010 related to our currently owned properties. Although we from time to time make short-term purchasing commitments to vendors with respect to these expenditures, we generally do not enter into firm, written contracts for such activities.

In connection with the Verizon Transaction, the Company has commenced activities to obtain the necessary regulatory approvals, plan and implement systems conversions and other initiatives necessary to effectuate the closing, which is expected to occur at the end of the second quarter of 2010, and enable the Company to implement its “go to market” strategy at closing. While the Company continues to evaluate certain expenses, the Company currently expects to incur operating expenses, including deal costs, and capital expenditures of approximately $100.0 million and $180.0 million, respectively, in 2010 related to these integration initiatives. The Company incurred $10.4 million of acquisition and integration costs and $29.7 million in capital expenditures related to the integration of Verizon activities during the first three months of 2010.

We are party to various legal proceedings arising in the normal course of our business. The outcome of individual matters is not predictable. However, we believe that the ultimate resolution of all such matters, after considering insurance coverage, will not have a material adverse effect on our financial position, results of operations, or our cash flows.

We sold all of our utility businesses as of April 1, 2004. However, we have retained a potential payment obligation associated with our previous electric utility activities in the State of Vermont. The Vermont Joint Owners (VJO), a consortium of 14 Vermont utilities, including us, entered into a purchase power agreement with Hydro-Quebec in 1987. The agreement contains “step-up” provisions that state that if any VJO member defaults on its purchase obligation under the contract to purchase power from Hydro-Quebec, then the other VJO participants will assume responsibility for the defaulting party’s share on a pro-rata basis. Our pro-rata share of the purchase power obligation is 10%. If any member of the VJO defaults on its obligations under the Hydro-Quebec agreement, then the remaining members of the VJO, including us, may be required to pay for a substantially larger share of the VJO’s total purchase power obligation for the remainder of the agreement (which runs through 2015). U.S. GAAP rules require that we disclose “the maximum potential amount of future payments (undiscounted) the guarantor could be required to make under the guarantee.” U.S. GAAP rules also state that we must make such disclosure “… even if the likelihood of the guarantor’s having to make any payments under the guarantee is remote…” As noted above, our obligation only arises as a result of default by another VJO member, such as upon bankruptcy. Therefore, to satisfy the “maximum potential amount” disclosure requirement we must assume that all members of the VJO simultaneously default, a highly unlikely scenario given that the two members of the VJO that have the largest potential payment obligations are publicly traded with credit ratings equal to or superior to ours, and that all VJO members are regulated utility providers with regulated cost recovery. Despite the remote chance that such an event could occur, or that the State of Vermont could or would allow such an event, assuming that all the members of the VJO defaulted on January 1, 2010 and remained in default for the duration of the contract (another 6 years), we estimate that our undiscounted purchase obligation for 2010 through 2015 would be approximately $0.6 billion. In such a scenario, the Company would then own the power and could seek to recover its costs. We would do this by seeking to recover our costs from the defaulting members and/or reselling the power to other utility providers or the northeast power grid. There is an active market for the sale of power. We could potentially lose money if we were unable to sell the power at cost. We caution that we cannot predict with any degree of certainty any potential outcome.

(16)	Subsequent Events:

On April 12, 2010, New Communications Holdings Inc. (Spinco), a subsidiary of Verizon Communications Inc. (Verizon) formed for the purposes of holding defined assets and liabilities of the local exchange business and related landline activities of Verizon in 14 states, completed a private offering for $3.2 billion aggregate principal amount of Senior Notes. The gross proceeds of the offering, plus $125.5 million (equal to the amount of interest that will accrue on the notes from April 12, 2010 to October 1, 2010) contributed by Frontier, were deposited into an escrow account. Immediately prior to the spin-off and the completion of the merger, the gross proceeds of the notes offering (less the initial purchasers’ discount) will be released from the escrow account and used to make the special cash payment by Spinco to Verizon, with any such amount in excess of the special cash payment and the initial purchaser’s discount to be retained by the Company. If, however, the merger agreement is terminated or the spin-off and the merger are not completed on or before October 1, 2010, the funds in the escrow account will be released and used to redeem each series of the notes, in each case at a price equal to 100% of the issue price, plus accrued and unpaid interest on the principal amount, of such series of notes.

The Senior Notes consist of $500.0 million aggregate principal amount of Senior Notes due 2015 (the 2015 Notes), $1.1 billion aggregate principal amount of Senior Notes due 2017 (the 2017 Notes), $1.1 billion aggregate principal amount of Senior Notes due 2020 (the 2020 Notes) and $500.0 million aggregate principal amount of Senior Notes due 2022 (the 2022 Notes, and together with the 2015 Notes, the 2017 Notes and the 2020 Notes, the Notes).

The 2015 Notes have an interest rate of 7.875% per annum, the 2017 Notes have an interest rate of 8.25% per annum, the 2020 Notes have an interest rate of 8.50% per annum and the 2022 Notes have an interest rate of 8.75% per annum. The Notes were issued at a price equal to 100% of their face value. The Notes were sold in a private placement that was exempt from the registration requirements of the Securities Act of 1933, as amended (the Securities Act).

The Notes will become the obligations of the Company upon completion of the merger.

MANAGEMENT’S REPORT ON INTERNAL CONTROL

OVER FINANCIAL REPORTING

The Board of Directors and Shareholders

Frontier Communications Corporation:

The management of Frontier Communications Corporation and subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation our management concluded that our internal control over financial reporting was effective as of December 31, 2009 and for the period then ended.

Our independent registered public accounting firm, KPMG LLP, has audited the consolidated financial statements included in this report and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting.

Stamford, Connecticut

February 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Frontier Communications Corporation:

We have audited the accompanying consolidated balance sheets of Frontier Communications Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frontier Communications Corporation and subsidiaries as of December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Frontier Communications Corporation’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Stamford, Connecticut

February 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Frontier Communications Corporation:

We have audited Frontier Communications Corporation’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Frontier Communications Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Frontier Communications Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Frontier Communications Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 26, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Stamford, Connecticut

February 26, 2010

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND 2008

($ in thousands)

	2009	2008

ASSETS
Current assets:
Cash and cash equivalents	$358,693	$163,627
Accounts receivable, less allowances of $30,171 and $40,125, respectively	190,745	222,247
Prepaid expenses	28,081	33,265
Income taxes	102,561	48,820

Total current assets	680,080	467,959
Property, plant and equipment, net	3,133,521	3,239,973
Goodwill, net	2,642,323	2,642,323
Other intangibles, net	247,527	359,674
Other assets	174,804	178,747

Total assets	$6,878,255	$6,888,676

LIABILITIES AND EQUITY
Current liabilities:
Long-term debt due within one year	$7,236	$3,857
Accounts payable	139,556	141,940
Advanced billings	49,589	51,225
Other taxes accrued	28,750	25,585
Interest accrued	107,119	102,370
Other current liabilities	60,427	57,798

Total current liabilities	392,677	382,775

Deferred income taxes	722,192	670,489
Other liabilities	630,187	584,121
Long-term debt	4,794,129	4,721,685

Equity:
Shareholders’ equity of Frontier:
Common stock, $0.25 par value (600,000,000 authorized shares; 312,328,000 and 311,314,000 outstanding, respectively, and 349,456,000 issued at December 31, 2009 and 2008)	87,364	87,364
Additional paid-in capital	956,401	1,117,936
Retained earnings	2,756	38,163
Accumulated other comprehensive loss, net of tax	(245,519)	(237,152)
Treasury stock	(473,391)	(487,266)

Total shareholders’ equity of Frontier	327,611	519,045
Noncontrolling interest in a partnership	11,459	10,561

Total equity	339,070	529,606

Total liabilities and equity	$6,878,255	$6,888,676

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

($ in thousands, except for per-share amounts)

	2009	2008	2007
Revenue	$2,117,894	$2,237,018	$2,288,015

Operating expenses:
Network access expenses	225,907	222,013	228,242
Other operating expenses	781,097	810,748	808,501
Depreciation and amortization	476,391	561,801	545,856
Acquisition and integration costs	28,334	—	—

Total operating expenses	1,511,729	1,594,562	1,582,599

Operating income	606,165	642,456	705,416

Investment income	6,285	16,118	37,641
Other income (loss), net	(41,127)	(5,170)	(17,833)
Interest expense	378,214	362,634	380,696

Income before income taxes	193,109	290,770	344,528

Income tax expense	69,928	106,496	128,014

Net income	123,181	184,274	216,514
Less: Income attributable to the noncontrolling interest in a partnership	2,398	1,614	1,860

Net income attributable to common shareholders of Frontier	$120,783	$182,660	$214,654

Basic and diluted income per common share attributable to common shareholders of Frontier	$0.38	$0.57	$0.64

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

($ and shares in thousands, except for per-share amounts)

	Frontier Shareholders
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock		Noncontrolling Interest	Total Equity
	Shares	Amount				Shares	Amount
Balance December 31, 2006	343,956	$85,989	$1,207,399	$134,705	$(81,899)	(21,691)	$(288,162)	$10,587	$1,068,619
Stock plans	—	—	(6,237)	667	—	1,824	25,399	—	19,829
Acquisition of Commonwealth	5,500	1,375	77,939	—	—	12,640	168,121	—	247,435
Conversion of EPPICS	—	—	(549)	—	—	291	3,888	—	3,339
Conversion of Commonwealth notes	—	—	1,956	—	—	2,508	34,775	—	36,731
Dividends on common stock of $1.00 per share	—	—	—	(336,025)	—	—	—	—	(336,025)
Shares repurchased	—	—	—	—	—	(17,279)	(250,000)	—	(250,000)
Net income	—	—	—	214,654	—	—	—	1,860	216,514
Other comprehensive income, net of tax and reclassification adjustments	—	—	—	—	3,904	—	—	—	3,904

Balance December 31, 2007	349,456	87,364	1,280,508	14,001	(77,995)	(21,707)	(305,979)	12,447	1,010,346
Stock plans	—	—	(1,759)	—	—	1,096	15,544	—	13,785
Acquisition of Commonwealth	—	—	1	—	—	3	38	—	39
Conversion of EPPICS	—	—	(74)	—	—	51	664	—	590
Conversion of Commonwealth notes	—	—	(801)	—	—	193	2,467	—	1,666
Dividends on common stock of $1.00 per share	—	—	(159,939)	(158,498)	—	—	—	—	(318,437)
Shares repurchased	—	—	—	—	—	(17,778)	(200,000)	—	(200,000)
Net income	—	—	—	182,660	—	—	—	1,614	184,274
Other comprehensive loss, net of tax and reclassification adjustments	—	—	—	—	(159,157)	—	—	—	(159,157)
Distributions	—	—	—	—	—	—	—	(3,500)	(3,500)

Balance December 31, 2008	349,456	87,364	1,117,936	38,163	(237,152)	(38,142)	(487,266)	10,561	529,606
Stock plans	—	—	(5,359)	—	—	1,014	13,875	—	8,516
Dividends on common stock of $1.00 per share	—	—	(156,176)	(156,190)	—	—	—	—	(312,366)
Net income	—	—	—	120,783	—	—	—	2,398	123,181
Other comprehensive income, net of tax and reclassification adjustments	—	—	—	—	(8,367)	—	—	—	(8,367)
Distributions	—	—	—	—	—	—	—	(1,500)	(1,500)

Balance December 31, 2009	349,456	$87,364	$956,401	$2,756	$(245,519)	(37,128)	$(473,391)	$11,459	$339,070

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

($ in thousands)

	2009	2008	2007
Net income	$123,181	$184,274	$216,514
Other comprehensive income (loss), net of tax and reclassification adjustments (see Note 16)	(8,367)	(159,157)	3,904

Comprehensive income	114,814	25,117	220,418
Less: Comprehensive income attributable to the noncontrolling interest in a partnership	2,398	1,614	1,860

Comprehensive income attributable to the common shareholders of Frontier	$112,416	$23,503	$218,558

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

($ in thousands)

	2009	2008	2007

Cash flows provided by (used in) operating activities:
Net income	$123,181	$184,274	$216,514
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	476,391	561,801	545,856
Stock based compensation expense	9,368	7,788	9,022
Pension expense	34,196	163	(14,608)
Loss on extinguishment of debt, net	45,939	6,290	20,186
Other non-cash adjustments	2,080	(8,658)	(9,458)
Deferred income taxes	61,217	33,967	81,011
Legal settlement	—	—	(7,905)
Change in accounts receivable	21,906	9,746	(4,714)
Change in accounts payable and other liabilities	13,297	(52,210)	(21,649)
Change in prepaid expenses and income taxes	(44,855)	(3,895)	7,428

Net cash provided by operating activities	742,720	739,266	821,683
Cash flows provided from (used by) investing activities:
Capital expenditures—Business operations	(230,966)	(288,264)	(306,203)
Capital expenditures—Integration activities	(24,999)	—	(9,590)
Cash paid for acquisitions (net of cash acquired)	—	—	(725,548)
Other assets purchased and distributions received, net	673	5,489	6,629

Net cash used by investing activities	(255,292)	(282,775)	(1,034,712)
Cash flows provided from (used by) financing activities:
Long-term debt borrowings	1,117,476	135,000	950,000
Financing costs paid	(2,204)	(857)	(12,196)
Long-term debt payments	(1,027,408)	(142,480)	(946,070)
Premium paid to retire debt	(66,868)	(6,290)	(20,186)
Settlement of interest rate swaps	—	15,521	—
Issuance of common stock	751	1,398	13,808
Common stock repurchased	—	(200,000)	(250,000)
Dividends paid	(312,366)	(318,437)	(336,025)
Repayment of customer advances for construction and distributions to noncontrolling interests	(1,743)	(3,185)	(942)

Net cash used by financing activities	(292,362)	(519,330)	(601,611)
Increase (decrease) in cash and cash equivalents	195,066	(62,839)	(814,640)
Cash and cash equivalents at January 1,	163,627	226,466	1,041,106

Cash and cash equivalents at December 31,	$358,693	$163,627	$226,466

Cash paid during the period for:
Interest	$364,167	$365,858	$364,381
Income taxes	$59,735	$78,878	$54,407

Non-cash investing and financing activities:
Change in fair value of interest rate swaps	$—	$7,909	$18,198
Conversion of EPPICS	$—	$590	$3,339
Conversion of Commonwealth notes	$—	$1,666	$36,731
Shares issued for Commonwealth acquisition	$—	$39	$247,435
Acquired debt	$—	$—	$244,570
Other acquired liabilities	$—	$—	$112,194

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Description of Business and Summary of Significant Accounting Policies:

(a) Description of Business:

Frontier Communications Corporation (formerly known as Citizens Communications Company through July 30, 2008) and its subsidiaries are referred to as “we,” “us,” “our,” or the “Company” in this report. We are a communications company providing services to rural areas and small and medium-sized towns and cities as an incumbent local exchange carrier, or ILEC.

(b) Basis of Presentation and Use of Estimates:

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain reclassifications of balances previously reported have been made to conform to the current presentation. All significant intercompany balances and transactions have been eliminated in consolidation.

Our consolidated financial statements have been adjusted on a retrospective basis to reflect the adoption of two new accounting standards: Accounting Standards Codification (ASC) Topic 810, (formerly Statement of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements”) and ASC Topic 260 (formerly FASB Staff Position (FSP) EITF No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.”) The prior period data for 2008 and 2007 presented in these consolidated financial statements and notes herein have been adjusted retrospectively in accordance with ASC Topic 810 and ASC Topic 260. See Note 2 for further discussion.

The preparation of our financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Estimates and judgments are used when accounting for allowance for doubtful accounts, impairment of long-lived assets, intangible assets, depreciation and amortization, income taxes, purchase price allocations, contingencies, and pension and other postretirement benefits, among others.

(c) Cash Equivalents:

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(d) Revenue Recognition:

Revenue is recognized when services are provided or when products are delivered to customers. Revenue that is billed in advance includes: monthly recurring network access services, special access services and monthly recurring local line and unlimited fixed long-distance bundle charges. The unearned portion of these fees are initially deferred as a component of other liabilities on our consolidated balance sheet and recognized as revenue over the period that the services are provided. Revenue that is billed in arrears includes: non-recurring network access services, switched access services, non-recurring local services and long-distance services. The earned but unbilled portion of these fees are recognized as revenue in our consolidated statements of operations and accrued in accounts receivable in the period that the services are provided. Excise taxes are recognized as a liability when billed. Installation fees and their related direct and incremental costs are initially deferred and recognized as revenue and expense over the average term of a customer relationship. We recognize as current period expense the portion of installation costs that exceeds installation fee revenue.

The Company collects various taxes from its customers and subsequently remits such funds to governmental authorities. Substantially all of these taxes are recorded through the consolidated balance sheet and presented on a net basis in our consolidated statements of operations. We also collect Universal Service Fund (USF) surcharges from customers (primarily federal USF) which we have recorded on a gross basis in our consolidated statements of operations and included in revenue and other operating expenses at $35.5 million, $37.1 million and $35.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

(e) Property, Plant and Equipment:

Property, plant and equipment are stated at original cost or fair market value for our acquired properties, including capitalized interest. Maintenance and repairs are charged to operating expenses as incurred. The gross book value of routine property, plant and equipment retired is charged against accumulated depreciation.

(f) Goodwill and Other Intangibles:

Intangibles represent the excess of purchase price over the fair value of identifiable tangible net assets acquired. We undertake studies to determine the fair values of assets and liabilities acquired and allocate purchase prices to assets and liabilities, including property, plant and equipment, goodwill and other identifiable intangibles. We annually (during the fourth quarter) or more frequently, if appropriate, examine the carrying value of our goodwill and trade name to determine whether there are any impairment losses. We test for goodwill impairment at the “operating segment” level, as that term is defined in ASC Topic 350 (formerly Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”). The Company revised its management and operating structure during the first quarter of 2009 and now has three “operating segments.” Our “operating segments” are aggregated into one reportable segment.

(g) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of:

We review long-lived assets to be held and used and long-lived assets to be disposed of, including customer lists, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the asset to the future undiscounted net cash flows expected to be generated by the asset. Recoverability of assets held for sale is measured by comparing the carrying amount of the assets to their estimated fair market value. If any assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value. Also, we periodically reassess the useful lives of our tangible and intangible assets to determine whether any changes are required.

(h) Derivative Instruments and Hedging Activities:

We account for derivative instruments and hedging activities in accordance with ASC 815 (formerly SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”) ASC 815 requires that all derivative instruments, such as interest rate swaps, be recognized in the financial statements and measured at fair value regardless of the purpose or intent of holding them.

(i) Investments:

Investments in entities that we do not control, but where we have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method of accounting.

(j) Income Taxes and Deferred Income Taxes:

We file a consolidated federal income tax return. We utilize the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recorded for the tax effect of temporary differences between the financial statement basis and the tax basis of assets and liabilities using tax rates expected to be in effect when the temporary differences are expected to reverse.

(k) Stock Plans:

We have various stock-based compensation plans. Awards under these plans are granted to eligible officers, management employees, non-management employees and non-employee directors. Awards may be made in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units or other stock-based awards. We have no awards with market or performance conditions. Our general policy is to issue shares upon the grant of restricted shares and exercise of options from treasury.

The compensation cost recognized is based on awards ultimately expected to vest. ASC Topic 718 requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

(l) Net Income Per Common Share Attributable to Common Shareholders:

Basic net income per common share is computed using the weighted average number of common shares outstanding during the period being reported on, excluding unvested restricted stock awards. The impact of dividends paid on unvested restricted stock awards have been deducted in the determination of basic and diluted net income attributable to common shareholders of Frontier. Except when the effect would be antidilutive, diluted net income per common share reflects the dilutive effect of the assumed exercise of stock options using the treasury stock method at the beginning of the period being reported on as well as common shares that would result from the conversion of convertible preferred stock (EPPICS) and convertible notes. In addition, the related interest on convertible debt (net of tax) is added back to income since it would not be paid if the debt was converted to common stock.

(2)	Recent Accounting Literature and Changes in Accounting Principles:

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (currently ASC Topic 820), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In February 2008, the FASB amended SFAS No. 157 (ASC Topic 820) to defer the application of this standard to nonfinancial assets and liabilities until 2009. The provisions of SFAS No. 157 (ASC Topic 820) related to financial assets and liabilities were effective as of the beginning of 2008. Our partial adoption of SFAS No. 157 (ASC Topic 820) in the first quarter of 2008 had no impact on our financial position, results of operations or cash flows. The adoption of SFAS No. 157 (ASC Topic 820), as amended, in the first quarter of 2009 with respect to its effect on nonfinancial assets and liabilities had no impact on our financial position, results of operations or cash flows.

Business Combinations

In December 2007, the FASB revised SFAS No. 141, “Business Combinations” (currently ASC Topic 805). The revised statement, SFAS No. 141R (ASC Topic 805), as amended by FSP SFAS No. 141(R)-1 (ASC Topic 805), requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition date at fair value, to recognize and measure preacquisition contingencies, including contingent consideration, at fair value (if possible), to remeasure liabilities related to contingent consideration at fair value in each subsequent reporting period and to expense all acquisition related costs. The effective date of SFAS No. 141R (ASC Topic 805) was for business combinations for which the acquisition date was on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We will account for our pending acquisition of approximately 4.2 million access lines (as of December 31, 2009) from Verizon Communications Inc. (Verizon) using the guidance included in SFAS No. 141R (ASC Topic 805). For the year ended December 31, 2009, we incurred approximately $28.3 million of acquisition and integration costs in connection with our pending acquisition from Verizon. In accordance with SFAS No. 141R (ASC Topic 805), such costs are required to be expensed as incurred and are reflected in “Acquisition and integration costs” in our consolidated statements of operations.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (currently ASC Topic 810). SFAS No. 160 (ASC Topic 810) establishes requirements for ownership interest in subsidiaries held by parties other than the Company (sometimes called “minority interest”) be clearly identified, presented and disclosed in the consolidated statement of financial position within equity, but separate from the parent’s equity. All changes in the parent’s ownership interest are required to be accounted for consistently as equity transactions and any noncontrolling equity investments in unconsolidated subsidiaries must be measured initially at fair value. SFAS No. 160 (ASC Topic 810) was effective, on a prospective basis, for fiscal years beginning after December 15, 2008. However, presentation and disclosure requirements must be retrospectively applied to comparative financial statements. The adoption of SFAS No. 160 (ASC Topic 810) in the first quarter of 2009 did not have a material impact on our financial position, results of operations or cash flows.

Determining Whether Instruments Granted in Share-based Payment Transactions are Participating securities

In June 2008, the FASB ratified FSP EITF No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities” (currently ASC Topic 260). FSP EITF No. 03-6-1 (ASC Topic 260) addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, should be included in the earnings allocation in computing earnings per share under the two-class method. FSP EITF No. 03-6-1 (ASC Topic 260) was effective, on a retrospective basis, for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. Our outstanding non-vested restricted stock is a participating security in accordance with FSP EITF No. 03-6-1 (ASC Topic 260) and we have adjusted our previously reported basic and diluted income per common share. The adoption of FSP EITF No. 03-6-1 (ASC Topic 260) in the first quarter of 2009 did not have a material impact on our basic and diluted income per common share.

Employers’ disclosures about Postretirement Benefit Plan assets

In December 2008, the FASB issued FSP SFAS No. 132 (R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (currently ASC Topic 715). FSP SFAS No. 132(R)-1 (ASC Topic 715) amends SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” (ASC Topic 230) to provide guidance on an employers’ disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP SFAS No. 132(R)-1 (ASC Topic 715) requires additional disclosures about investment policies and strategies, categories of plan assets, fair value measurements of plan assets and significant concentrations of risk. The disclosures about plan assets required by FSP SFAS No. 132(R)-1 (ASC Topic 715) are effective for fiscal years ending after December 15, 2009. The adoption of the disclosure requirements of FSP SFAS No. 132(R)-1 (ASC Topic 715) in 2009 did not have a material impact on our financial position, results of operations or cash flows.

Subsequent Events

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (currently ASC Topic 855), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, SFAS No. 165 (ASC Topic 855) sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 (ASC Topic 855) was effective for interim or annual reporting periods ending after June 15, 2009. The adoption of SFAS No. 165 (ASC Topic 855) in the second quarter of 2009 had no impact on our financial position, results of operations or cash flows.

Accounting Standards Codification

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principals” (currently ASC Topic 105). SFAS No. 168 (ASC Topic 105) replaces the guidance that previously existed in SFAS No. 162, entitled “The Hierarchy of Generally Accepted Accounting Principals” and designates the FASB Accounting Standards Codification as the sole source of authoritative accounting technical literature for nongovernmental entities. All accounting guidance that is not included in the Accounting Standards Codification is now considered to be non-authoritative. SFAS No. 168 (ASC Topic 105) was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS No. 168 (ASC Topic 105) in the third quarter of 2009 had no impact on our financial position, results of operations or cash flows.

(3)	Acquisitions:

Pending Acquisition:

On May 13, 2009, we entered into a definitive agreement with Verizon under which Frontier will acquire defined assets and liabilities of the local exchange business and related landline activities of Verizon, including Internet access and long distance services and broadband video provided to designated customers. Assuming that the merger occurred on December 31, 2009, the merger would have resulted in Frontier acquiring approximately 4.2 million access lines and certain business related assets from Verizon. The Verizon Transaction will be financed with approximately $5.3 billion of common stock plus the assumption of approximately $3.33 billion in debt. Certain of the conditions to the closing of the Verizon Transaction have already been met: (1) Frontier’s shareholders approved the Verizon Transaction at a special meeting of shareholders held on October 27, 2009; (2) the Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Act; (3) approvals of all necessary local video franchise authorities (subject to the satisfaction of certain conditions); (4) receipt by Verizon of a favorable ruling from the IRS regarding the tax consequences of the Verizon Transaction; and (5) five of the nine required state regulatory approvals. Completion of the Verizon Transaction remains subject to a number of other conditions, including the receipt of the remaining four state regulatory approvals, approval from the FCC, the completion of financing, on terms that satisfy certain conditions as well as other customary closing conditions. Subject to satisfaction of these conditions, we anticipate closing this transaction at the end of the second quarter of 2010.

Acquisitions of Commonwealth Telephone and Global Valley Networks

On March 8, 2007, we acquired Commonwealth Telephone Enterprises, Inc. (“Commonwealth” or “CTE”) in a cash-and-stock taxable transaction, for a total consideration of approximately $1.1 billion. We paid $804.1 million in cash ($663.7 million net, after cash acquired) and issued common stock with a value of $249.8 million.

On October 31, 2007, we acquired Global Valley Networks, Inc. and GVN Services (together GVN) through the purchase from Country Road Communications, LLC of 100% of the outstanding common stock of Evans Telephone Holdings, Inc., the parent Company of GVN. The purchase price of $62.0 million was paid with cash on hand.

We have accounted for the acquisitions of Commonwealth and GVN as purchases under U.S. GAAP. Under the purchase method of accounting, the assets and liabilities of Commonwealth and GVN were recorded as of their respective acquisition dates, at their respective fair values, and consolidated with those of Frontier.

The following schedule provides a summary of the final purchase price paid by Frontier in the acquisitions of Commonwealth and GVN:

($ in thousands)	Commonwealth	GVN
Cash paid	$804,554	$62,001
Value of Frontier common stock issued	249,804	—

Total Purchase Price	$1,054,358	$62,001

With respect to our acquisitions of Commonwealth and GVN, the purchase price has been allocated based on fair values to the net tangible and intangible assets acquired and liabilities assumed. The final allocations were as follows:

($ in thousands)	Commonwealth	GVN
Allocation of purchase price:
Current assets (1)	$187,986	$1,581
Property, plant and equipment	387,343	23,578
Goodwill	690,262	34,311
Other intangibles	273,800	7,250
Other assets	11,285	812
Current portion of debt	(35,000)	(17)
Accounts payable and other current liabilities	(80,375)	(626)
Deferred income taxes	(143,539)	(3,740)
Convertible notes	(209,553)	—
Other liabilities	(27,851)	(1,148)

Total Purchase Price	$1,054,358	$62,001

(1)	Includes $140.6 million of total acquired cash.

The following unaudited pro forma financial information presents the combined results of operations of Frontier, Commonwealth and GVN as if the acquisitions had occurred at the beginning of 2007. The historical results of the Company include the results of Commonwealth from the date of its acquisition on March 8, 2007, and GVN from the date of its acquisition on October 31, 2007. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the acquisitions been completed at the beginning of 2007. In addition, the unaudited pro forma financial information does not purport to project the future financial position or operating results of Frontier after completion of the acquisitions.

($ in thousands, except per share amounts)	2007
Revenue	$2,362,695
Operating income	$720,476
Net income attributable to common shareholders of Frontier	$218,428
Basic and diluted income per common share	$0.65

(4)	Property, Plant and Equipment:

The components of property, plant and equipment at December 31, 2009 and 2008 are as follows:

($ in thousands)	Estimated Useful Lives	2009	2008
Land	N/A	$22,416	$22,631
Buildings and leasehold improvements	41 years	348,002	344,839
General support	5 to 17 years	517,958	508,825
Central office/electronic circuit equipment	5 to 11 years	3,042,665	2,959,440
Cable and wire	15 to 60 years	3,730,998	3,623,193
Other	20 to 30 years	24,368	24,703
Construction work in progress		116,655	97,429

		7,803,062	7,581,060
Less: Accumulated depreciation		(4,669,541)	(4,341,087)

Property, plant and equipment, net		$3,133,521	$3,239,973

Depreciation expense is principally based on the composite group method. Depreciation expense was $362.2 million, $379.5 million and $374.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. Effective with the completion of an independent study of the estimated useful lives of our plant assets we adopted new lives beginning October 1, 2009.

(5)	Accounts Receivable:

The components of accounts receivable, net at December 31, 2009 and 2008 are as follows:

($ in thousands)	2009	2008
End user	$205,384	$244,395
Other	15,532	17,977
Less: Allowance for doubtful accounts	(30,171)	(40,125)

Accounts receivable, net	$190,745	$222,247

An analysis of the activity in the allowance for doubtful accounts for the years ended December 31, 2009, 2008 and 2007 is as follows:

Allowance for Doubtful Accounts	Balance at Beginning of Period	Additions			Deductions	Balance at End of Period
		Balance of Acquired Properties	Charged to Bad Debt Expense*	Charged to Other Accounts— Revenue
2007	$108,537	$1,499	$31,131	$(77,898)	$30,521	$32,748
2008	$32,748	$1,150	$31,700	$2,352	$27,825	$40,125
2009	$40,125	$—	$33,682	$(6,181)	$37,455	$30,171

*	Such amounts are included in bad debt expense and for financial reporting purposes are classified as contra-revenue.

We maintain an allowance for estimated bad debts based on our estimate of our ability to collect our accounts receivable. Bad debt expense is recorded as a reduction to revenue.

Our allowance for doubtful accounts (and “end user” receivables) declined in 2007, primarily as a result of the resolution of a principal carrier dispute. On March 12, 2007, we entered into a settlement agreement with a carrier pursuant to which we were paid $37.5 million, resulting in a favorable impact on our revenue in the first quarter of 2007 of $38.7 million.

(6)	Other Intangibles:

The components of other intangibles at December 31, 2009 and 2008 are as follows:

($ in thousands)	2009	2008
Customer base	$270,309	$1,265,052
Trade name and license	134,680	132,664

Other intangibles	404,989	1,397,716
Less: Accumulated amortization	(157,462)	(1,038,042)

Total other intangibles, net	$247,527	$359,674

Amortization expense was $114.2 million, $182.3 million and $171.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. Amortization expense for 2009 is comprised of $57.9 million for amortization associated with our “legacy” Frontier properties, which were fully amortized in June 2009, and $56.3 million for intangible assets (customer base and trade name) that were acquired in the Commonwealth and Global Valley acquisitions. As of December 31, 2008, $263.5 million has been allocated to the customer base (five year life) and $10.3 million to the trade name (five year life) acquired in the Commonwealth acquisition, and $7.0 million to the customer base (five year life) and $0.3 million to the trade name (five year life) acquired in the Global Valley acquisition. Amortization expense, based on our estimate of useful lives, is estimated to be $56.2 million in 2010 and 2011 and $11.3 million in 2012.

(7)	Long-Term Debt:

The activity in our long-term debt from December 31, 2008 to December 31, 2009 is summarized as follows:

($ in thousands)	December 31, 2008	Year Ended December 31, 2009		December 31, 2009	Interest Rate* at December 31, 2009
		Retirements	New Borrowings
Rural Utilities Service Loan Contracts	$16,607	$(1,007)	$—	$15,600	6.07%
Senior Unsecured Debt	4,702,331	(1,047,330)	1,200,000	4,855,001	7.86%
Industrial Development Revenue Bonds	13,550	—	—	13,550	6.33%

TOTAL LONG-TERM DEBT	$4,732,488	$(1,048,337)	$1,200,000	$4,884,151	7.85%

Less: Debt Discount	(6,946)			(82,786)
Less: Current Portion	(3,857)			(7,236)

	$4,721,685			$4,794,129

*	Interest rate includes amortization of debt issuance costs, debt premiums or discounts, and deferred gain on interest rate swap terminations. The interest rates at December 31, 2009 represent a weighted average of multiple issuances.

Additional information regarding our Senior Unsecured Debt at December 31:

	2009		2008
($ in thousands)	Principal Outstanding	Interest Rate	Principal Outstanding	Interest Rate
Senior Notes:
Due 5/15/2011	$76,089	9.250%	$921,276	9.250%
Due 10/24/2011	200,000	6.270%	200,000	6.270%
Due 12/31/2012	145,500	1.625% (Variable)	147,000	2.448% (Variable)
Due 1/15/2013	580,724	6.250%	700,000	6.250%
Due 12/31/2013	132,638	2.000% (Variable)	133,988	2.250% (Variable)
Due 5/1/2014	600,000	8.250%	—
Due 3/15/2015	300,000	6.625%	300,000	6.625%
Due 10/1/2018	600,000	8.125%	—
Due 3/15/2019	434,000	7.125%	450,000	7.125%
Due 1/15/2027	345,858	7.875%	400,000	7.875%
Due 8/15/2031	945,325	9.000%	945,325	9.000%

	4,360,134		4,197,589
Debentures:
Due 11/1/2025	138,000	7.000%	138,000	7.000%
Due 8/15/2026	1,739	6.800%	11,614	6.800%
Due 10/1/2034	628	7.680%	628	7.680%
Due 7/1/2035	125,000	7.450%	125,000	7.450%
Due 10/1/2046	193,500	7.050%	193,500	7.050%

	458,867		468,742
Subsidiary Senior
Notes due 12/1/2012	36,000	8.050%	36,000	8.050%

Total	$4,855,001	7.86%	$4,702,331	7.54%

During 2009, we retired an aggregate principal amount of $1,048.3 million of debt, consisting of $1,047.3 million of senior unsecured debt, as described in more detail below, and $1.0 million of rural utilities service loan contracts.

On October 1, 2009, we completed a registered debt offering of $600.0 million aggregate principal amount of 8.125% senior unsecured notes due 2018. The issue price was 98.441% of the principal amount of the notes, and we received net proceeds of approximately $578.7 million from the offering after deducting underwriting discounts and offering expenses. We used the net proceeds from the offering, together with cash on hand, to finance a cash tender offer for up to $700.0 million to purchase our outstanding 9.250% Senior Notes due 2011 (the 2011 Notes) and our outstanding 6.250% Senior Notes due 2013 (the 2013 Notes), as described below.

On April 9, 2009, we completed a registered offering of $600.0 million aggregate principal amount of 8.25% senior unsecured notes due 2014. The issue price was 91.805% of the principal amount of the notes. We received net proceeds of approximately $538.8 million from the offering after deducting underwriting discounts and offering expenses.

The Company accepted for purchase, in accordance with the terms of the tender offer referred to above, approximately $564.4 million aggregate principal amount of the 2011 Notes and approximately $83.4 million of the 2013 Notes tendered during the tender period, which expired on October 16, 2009. The aggregate consideration for these debt repurchases was $701.6 million, which was financed with the proceeds of the debt offering described above and cash on hand. The repurchases resulted in a loss on the early retirement of debt of $53.7 million, which we recognized in the fourth quarter of 2009.

In addition to the debt tender offer, we used $388.9 million of the debt offering proceeds in 2009 to repurchase $396.7 million principal amount of debt, consisting of $280.8 million of the 2011 Notes, $54.1 million of our 7.875% Senior Notes due January 15, 2027, $35.9 million of the 2013 Notes, $16.0 million of our 7.125% Senior Notes due March 15, 2019 and $9.9 million of our 6.80% Debentures due August 15, 2026. As a result of these repurchases, a $7.8 million net gain was recognized and included in Other income (loss), net in our consolidated statements of operations for the year ended December 31, 2009.

As a result of these 2009 debt financing, tender activities and other debt repurchases described above, as of December 31, 2009, we reduced our 2011 debt maturity to $280.0 million.

As of December 31, 2009, we had an available line of credit with seven financial institutions in the aggregate amount of $250.0 million. Associated facility fees vary, depending on our debt leverage ratio, and were 0.225% per annum as of December 31, 2009. The expiration date for this $250.0 million five year revolving credit agreement is May 18, 2012. During the term of the credit facility we may borrow, repay and reborrow funds, subject to customary borrowing conditions. The credit facility is available for general corporate purposes but may not be used to fund dividend payments.

During 2008, we retired an aggregate principal amount of $144.7 million of debt, consisting of $128.7 million principal amount of the 2011 Notes, $12.0 million of other senior unsecured debt and rural utilities service loan contracts, and $4.0 million of 5% Company Obligated Mandatorily Redeemable Convertible Preferred Securities (EPPICS).

On March 28, 2008, we borrowed $135.0 million under a senior unsecured term loan facility that was established on March 10, 2008. The loan matures in 2013 and bears interest of 2.00% as of December 31, 2009. The interest rate is based on the prime rate or LIBOR, at our election, plus a margin which varies depending on our debt leverage ratio. We used the proceeds to repurchase, during the first quarter of 2008, $128.7 million principal amount of the 2011 Notes and to pay for the $6.3 million of premium on early retirement of these notes.

As of December 31, 2008, EPPICS representing a total principal amount of $197.8 million have been converted into 15,969,645 shares of our common stock. There were no outstanding EPPICS as of December 31, 2008. As a result of the redemption of all outstanding EPPICS as of December 31, 2008, the $10.5 million in debt with related parties was reclassified by the Company against an offsetting investment.

On January 15, 2008, we terminated all of our interest rate swap agreements representing $400.0 million notional amount of indebtedness associated with our Senior Notes due in 2011 and 2013. Cash proceeds on the swap terminations of approximately $15.5 million were received in January 2008. The related gain has been deferred on the consolidated balance sheet, and is being amortized into interest expense over the term of the associated debt.

During 2007, we retired an aggregate principal amount of $967.2 million of debt, including $3.3 million of EPPICS and $17.8 million of 3.25% Commonwealth convertible notes that were converted into our common stock. As further described below, we temporarily borrowed and repaid $200.0 million during the month of March 2007, utilized to temporarily fund our acquisition of Commonwealth.

In connection with the acquisition of Commonwealth, we assumed $35.0 million of debt under a revolving credit facility and approximately $191.8 million face amount of Commonwealth convertible notes (fair value of approximately $209.6 million). During March 2007, we paid down the $35.0 million credit facility, and through December 31, 2007, we retired approximately $183.3 million face amount (for which we paid $165.4 million in cash and $36.7 million in common stock) of the convertible notes (premium paid of $18.9 million was recorded as $17.8 million to goodwill and $1.1 million to other income (loss), net). The remaining outstanding balance of $8.5 million was fully redeemed in the fourth quarter of 2008.

On March 23, 2007, we issued in a private placement an aggregate $300.0 million principal amount of 6.625% Senior Notes due 2015 and $450.0 million principal amount of 7.125% Senior Notes due 2019. Proceeds from the sale were used to pay down $200.0 million principal amount of indebtedness borrowed on March 8, 2007 under a bridge loan facility in connection with the acquisition of Commonwealth, and redeem, on April 26, 2007, $495.2 million principal amount of our 7.625% Senior Notes due 2008.

During the first quarter of 2007, we incurred and expensed approximately $4.1 million of fees associated with the bridge loan facility established to temporarily fund our acquisition of Commonwealth. In the second quarter of 2007, we completed an exchange offer (to publicly register the debt) for the $750.0 million in total of private placement notes described above, in addition to the $400.0 million principal amount of 7.875% Senior Notes issued in a private placement on December 22, 2006, for registered Senior Notes due 2027. On April 26, 2007, we redeemed $495.2 million principal amount of our 7.625% Senior Notes due 2008 at a price of 103.041% plus accrued and unpaid interest. The debt retirement generated a pre-tax loss on the early extinguishment of debt at a premium of approximately $16.3 million in the second quarter of 2007 and is included in other income (loss), net. As a result of this debt redemption, we also terminated three interest rate swap agreements hedging an aggregate $150.0 million notional amount of indebtedness. Payments on the swap terminations of approximately $1.0 million were made in the second quarter of 2007.

As of December 31, 2009, we were in compliance with all of our debt and credit facility financial covenants.

Our principal payments for the next five years are as follows:

($ in thousands)	Principal Payments
2010	$7,236
2011	$279,956
2012	$180,366
2013	$709,855
2014	$600,517

(8)	Derivative Instruments and Hedging Activities:

Interest rate swap agreements were used to hedge a portion of our debt that is subject to fixed interest rates. Under our interest rate swap agreements, we agreed to pay an amount equal to a specified variable rate of interest times a notional principal amount, and to receive in return an amount equal to a specified fixed rate of interest times the same notional principal amount. The notional amounts of the contracts were not exchanged. No other cash payments are made unless the agreement is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination and represents the market value, at the then current rate of interest, of the remaining obligations to exchange payments under the terms of the contracts.

On January 15, 2008, we terminated all of our interest rate swap agreements representing $400.0 million notional amount of indebtedness associated with our Senior Notes due in 2011 and 2013. Cash proceeds on the swap terminations of approximately $15.5 million were received in January 2008. The related gain has been deferred on the consolidated balance sheet, and is being amortized into interest expense over the term of the associated debt. For the years ended December 31, 2009 and 2008, we recognized $7.6 million and $5.0 million, respectively, of deferred gain and anticipate recognizing $1.0 million during 2010. For the year ended December 31, 2007, the interest expense resulting from these interest rate swaps totaled approximately $2.4 million. At December 31, 2009 and 2008, we did not have any derivative instruments.

(9)	Investment Income:

The components of investment income for the years ended December 31, 2009, 2008 and 2007 are as follows:

($ in thousands)	2009	2008	2007
Interest and dividend income	$5,291	$10,928	$32,986
Equity earnings	994	5,190	4,655

Total investment income	$6,285	$16,118	$37,641

(10)	Other Income (Loss), net:

The components of other income (loss), net for the years ended December 31, 2009, 2008 and 2007 are as follows:

($ in thousands)	2009	2008	2007
Loss on retirement of debt, net	$(45,939)	$(6,290)	$(18,217)
Bridge loan fee	—	—	(4,069)
Litigation settlement proceeds/(costs)	2,749	(1,037)	—
Gain on expiration/settlement of customer advances, net	2,741	4,520	2,031
Other, net	(678)	(2,363)	2,422

Total other income (loss), net	$(41,127)	$(5,170)	$(17,833)

During the fourth quarter of 2009, we recognized a loss of $53.7 million on the early retirement of debt in connection with a $700.0 million debt tender offer. During 2009, we also recognized a $7.8 million gain as a result of repurchasing $396.7 million principal amount of debt. During 2009, we recorded litigation settlement proceeds of $2.7 million in connection with the Bangor, Maine legal matter.

During 2008, we retired certain debt and recognized a loss of $6.3 million on the early extinguishment of debt at a premium, mainly for the 9.25% Senior Notes due 2011. During 2008, we recorded legal fees and settlement costs in connection with the Bangor, Maine legal matter of $1.0 million. During 2007, we incurred $4.1 million of fees associated with a bridge loan facility. In 2007, we retired certain debt and recognized a loss of $18.2 million on the early extinguishment of debt at a premium, mainly for the 7.625% Senior Notes due 2008. During 2009, 2008 and 2007, we recognized income of $2.7 million, $4.5 million and $2.0 million, respectively, in connection with certain retained liabilities that have terminated, associated with customer advances for construction from our disposed water properties.

(11)	Company Obligated Mandatorily Redeemable Convertible Preferred Securities:

As of December 31, 2008, we fully redeemed the EPPICS related debt outstanding to third parties. The following disclosure provides the history regarding this issue.

In 1996, our consolidated wholly-owned subsidiary, Citizens Utilities Trust (the Trust), issued, in an underwritten public offering, 4,025,000 shares of EPPICS, representing preferred undivided interests in the assets of the Trust, with a liquidation preference of $50 per security (for a total liquidation amount of $201.3 million). These securities had an adjusted conversion price of $11.46 per share of our common stock. The conversion price was reduced from $13.30 to $11.46 during the third quarter of 2004 as a result of the $2.00 per share of common stock special, non-recurring dividend. The proceeds from the issuance of the Trust Convertible Preferred Securities and a Company capital contribution were used to purchase $207.5 million aggregate liquidation amount of 5% Partnership Convertible Preferred Securities due 2036 from another wholly-owned subsidiary, Citizens Utilities Capital L.P. (the Partnership). The proceeds from the issuance of the Partnership Convertible

Preferred Securities and a Company capital contribution were used to purchase from us $211.8 million aggregate principal amount of 5% Convertible Subordinated Debentures due 2036. The sole assets of the Trust were the Partnership Convertible Preferred Securities, and our Convertible Subordinated Debentures were substantially all the assets of the Partnership. Our obligations under the agreements related to the issuances of such securities, taken together, constituted a full and unconditional guarantee by us of the Trust’s obligations relating to the Trust Convertible Preferred Securities and the Partnership’s obligations relating to the Partnership Convertible Preferred Securities.

In accordance with the terms of the issuances, we paid the annual 5% interest in quarterly installments on the Convertible Subordinated Debentures in 2008 and 2007. Cash was paid (net of investment returns) to the Partnership in payment of the interest on the Convertible Subordinated Debentures. The cash was then distributed by the Partnership to the Trust and then by the Trust to the holders of the EPPICS.

As of December 31, 2008, EPPICS representing a total principal amount of $197.8 million have been converted into 15,969,645 shares of our common stock. There were no outstanding EPPICS as of December 31, 2008. As a result of the redemption of all outstanding EPPICS as of December 31, 2008, the $10.5 million in debt with related parties was reclassified by the Company against an offsetting investment.

(12)	Capital Stock:

On October 27, 2009, in conjunction with the shareholder vote to approve the Verizon Transaction, our stockholders approved an increase in the number of authorized shares of Frontier common stock from 600,000 to 1,750,000. The Certificate of Amendment to our Restated Certificate of Incorporation effectuating the increase will be filed and become effective immediately prior to the effective time of the merger. The amount and timing of dividends payable on common stock are, subject to applicable law, within the sole discretion of our Board of Directors.

(13)	Stock Plans:

At December 31, 2009, we had five stock-based compensation plans under which grants have been made and awards remained outstanding. These plans, which are described below, are the 1996 Equity Incentive Plan (1996 EIP), the Amended and Restated 2000 Equity Incentive Plan (2000 EIP), the Non-Employee Directors’ Deferred Fee Equity Plan (Deferred Fee Plan), the Non-Employee Directors’ Equity Incentive Plan (Directors’ Equity Plan, and together with the Deferred Fee Plan, the Director Plans) and the 2009 Equity Incentive Plan that was adopted on May 14, 2009 (2009 EIP).

Our general policy is to issue shares upon the grant of restricted shares and exercise of options from treasury. At December 31, 2009, there were 12,540,761 shares authorized for grant under these plans and 12,057,989 shares available for grant under two of the plans. No further awards may be granted under three of the plans: the 1996 EIP, the 2000 EIP or the Deferred Fee Plan.

In connection with the Director Plans, compensation costs associated with the issuance of stock units was $0.7 million, $0.8 million and $1.6 million in 2009, 2008 and 2007, respectively. Cash compensation associated with the Director Plans was $0.6 million in 2009 and $0.5 million in each of 2008 and 2007. These costs are recognized in Other operating expenses.

We have granted restricted stock awards to key employees in the form of our common stock. The number of shares issued as restricted stock awards during 2009, 2008 and 2007 were 1,119,000, 887,000 and 722,000, respectively. None of the restricted stock awards may be sold, assigned, pledged or otherwise transferred, voluntarily or involuntarily, by the employees until the restrictions lapse, subject to limited exceptions. The restrictions are time based. At December 31, 2009, 2,193,000 shares of restricted stock were outstanding. Compensation expense, recognized in Other operating expenses, of $8.7 million, $6.9 million and $6.6 million, for the years ended December 31, 2009, 2008 and 2007, respectively, has been recorded in connection with these grants.

1996, 2000 and 2009 Equity Incentive Plans

Since the expiration dates of the 1996 EIP and the 2000 EIP on May 22, 2006 and May 14, 2009, respectively, no awards have been or may be granted under the 1996 EIP and the 2000 EIP. Under the 2009 EIP, awards of our common stock may be granted to eligible officers, management employees and non-management employees in the form of incentive stock options, non-qualified stock options, SARs, restricted stock or other stock-based awards. As discussed under the Non-Employee Directors’ Compensation Plans below, prior to May 25, 2006 non-employee directors received an award of stock options under the 2000 EIP upon commencement of service.

At December 31, 2009, there were 10,000,000 shares authorized for grant under the 2009 EIP and 9,979,000 shares available for grant. No awards were granted more than 10 years after the effective date (May 14, 2009) of the 2009 EIP plan. The exercise price of stock options and SARs under the 2009, 2000 and 1996 EIPs generally are equal to or greater than the fair market value of the underlying common stock on the date of grant. Stock options are not ordinarily exercisable on the date of grant but vest over a period of time (generally four years). Under the terms of the EIPs, subsequent stock dividends and stock splits have the effect of increasing the option shares outstanding, which correspondingly decrease the average exercise price of outstanding options.

The following summary presents information regarding outstanding stock options and changes with regard to options under the EIP:

	Shares Subject to Option	Weighted Average Option Price Per Share	Weighted Average Remaining Life in Years	Aggregate Intrinsic Value
Balance at January 1, 2007	5,242,000	$12.41	4.4	$14,490,000
Options granted	—	$—
Options exercised	(1,254,000)	$10.19		$6,033,000
Options canceled, forfeited or lapsed	(33,000)	$10.79

Balance at December 31, 2007	3,955,000	$13.13	3.4	$5,727,000
Options granted	—	$—
Options exercised	(187,000)	$7.38		$743,000
Options canceled, forfeited or lapsed	(55,000)	$10.40

Balance at December 31, 2008	3,713,000	$13.46	2.5	$495,000
Options granted	—	$—
Options exercised	(114,000)	$6.58		$65,000
Options canceled, forfeited or lapsed	(48,000)	$9.24

Balance at December 31, 2009	3,551,000	$13.74	1.5	$—

The following table summarizes information about shares subject to options under the EIP at December 31, 2009:

	Options Outstanding			Options Exercisable
Number Outstanding	Range of Exercise Prices	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Number Exercisable	Weighted Average Exercise Price
394,000	$8.19 – 8.19	$8.19	2.37	394,000	$8.19
511,000	10.44 – 10.44	10.44	3.4	511,000	10.44
199,000	11.15 – 11.15	11.15	0.8	199,000	11.15
476,000	11.79 – 11.79	11.79	1.38	476,000	11.79
167,000	11.90 – 14.27	13.44	3.77	166,000	13.44
582,000	15.02 – 15.02	15.02	0.75	582,000	15.02
640,000	15.94 – 16.74	16.67	0.73	640,000	16.67
582,000	18.46 – 18.46	18.46	0.75	582,000	18.46

3,551,000	$ 8.19 – 18.46	$13.74	1.54	3,550,000	$13.74

The number of options exercisable at December 31, 2008 and 2007 were 3,706,000 and 3,938,000, with a weighted average exercise price of $13.46 and $13.13, respectively.

Cash received upon the exercise of options during 2009, 2008 and 2007 was $0.8 million, $1.4 million and $13.8 million, respectively. There is no remaining unrecognized compensation cost associated with unvested stock options at December 31, 2009.

For purposes of determining compensation expense, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model which requires the use of various assumptions including expected life of the option, expected dividend rate, expected volatility, and risk-free interest rate. The expected life (estimated period of time outstanding) of stock options granted was estimated using the historical exercise behavior of employees. The risk free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant. Expected volatility is based on historical volatility for a period equal to the stock option’s expected life, calculated on a monthly basis. No stock option grants were issued in 2007, 2008 and 2009 under the EIP.

The following summary presents information regarding unvested restricted stock and changes with regard to restricted stock under the EIP:

	Number of Shares	Weighted Average Grant Date Fair Value	Aggregate Fair Value
Balance at January 1, 2007	1,174,000	$12.89	$16,864,000
Restricted stock granted	722,000	$15.04	$9,187,000
Restricted stock vested	(587,000)	$12.94	$7,465,000
Restricted stock forfeited	(100,000)	$13.95

Balance at December 31, 2007	1,209,000	$14.06	$15,390,000
Restricted stock granted	887,000	$11.02	$7,757,000
Restricted stock vested	(367,000)	$13.90	$3,209,000
Restricted stock forfeited	(27,000)	$13.39

Balance at December 31, 2008	1,702,000	$12.52	$14,876,000
Restricted stock granted	1,119,000	$8.42	$8,738,000
Restricted stock vested	(557,000)	$12.77	$4,347,000
Restricted stock forfeited	(71,000)	$11.02

Balance at December 31, 2009	2,193,000	$10.41	$17,126,000

For purposes of determining compensation expense, the fair value of each restricted stock grant is estimated based on the average of the high and low market price of a share of our common stock on the date of grant. Total remaining unrecognized compensation cost associated with unvested restricted stock awards at December 31, 2009 was $15.2 million and the weighted average period over which this cost is expected to be recognized is approximately two years.

Non-employee Directors’ Compensation Plans

Upon commencement of his or her service on the Board of Directors, each non-employee director receives a grant of 10,000 stock options. These options are currently awarded under the Directors’ Equity Plan. Prior to effectiveness of the Directors’ Equity Plan on May 25, 2006, these options were awarded under the 2000 EIP. The exercise price of these options, which become exercisable six months after the grant date, is the fair market value (as defined in the relevant plan) of our common stock on the date of grant. Options granted under the Directors’ Equity Plan expire on the earlier of the tenth anniversary of the grant date or the first anniversary of termination of service as a director. Options granted to non-employee directors under the 2000 EIP expire on the tenth anniversary of the grant date.

Each non-employee director also receives an annual grant of 3,500 stock units. These units are currently awarded under the Directors’ Equity Plan and prior to effectiveness of that plan, were awarded under the Deferred Fee Plan. Since the effectiveness of the Directors’ Equity Plan, no further grants have been made under the Deferred Fee Plan. Prior to April 20, 2004, each non-employee director received an award of 5,000 stock options. The exercise price of such options was set at 100% of the fair market value on the date the options were granted. The options were exercisable six months after the grant date and remain exercisable for ten years after the grant date.

In addition, each year, each non-employee director is also entitled to receive a retainer, meeting fees, and, when applicable, fees for serving as a committee chair or as Lead Director. For 2009, each non-employee director had to elect, by December 31 of the preceding year, to receive $40,000 cash or 5,760 stock units as an annual retainer and to receive meeting fees and Lead Director and committee chair stipends in the form of cash or stock units. Stock units are awarded under the Directors’ Equity Plan. Directors making a stock unit election must also elect to convert the units to either common stock (convertible on a one-to-one basis) or cash upon retirement or death.

The number of shares of common stock authorized for issuance under the Directors’ Equity Plan is 2,540,761, which includes 540,761 shares that were available for grant under the Deferred Fee Plan on the effective date of the Directors’ Equity Plan. In addition, if and to the extent that any “plan units” outstanding on May 25, 2006 under the Deferred Fee Plan are forfeited or if any option granted under the Deferred Fee Plan terminates, expires, or is cancelled or forfeited, without having been fully exercised, shares of common stock subject to such “plan units” or options cancelled shall become available under the Directors’ Equity Plan. At December 31, 2009, there were 2,078,989 shares available for grant. There were 11 directors participating in the Directors’ Plans during all or part of 2009. In 2009, the total options, plan units, and stock earned were 0, 76,326, and 0, respectively. In 2008, the total options, plan units, and stock earned were 0, 102,673, and 0, respectively. In 2007, the total options, plan units, and stock earned were 10,000, 98,070 and 0, respectively. Options granted prior to the adoption of the Directors’ Equity Plan were granted under the 2000 EIP. At December 31, 2009, 182,951 options were outstanding and exercisable under the Director Plans at a weighted average exercise price of $12.68.

For 2009, each non-employee director received fees of $2,000 for each in-person Board of Directors and committee meeting attended and $1,000 for each telephone Board and committee meeting attended. The chairs of the Audit, Compensation, Nominating and Corporate Governance and Retirement Plan Committees were paid an additional annual fee of $25,000, $20,000, $7,500 and $7,500, respectively. In addition, the Lead Director, who heads the ad hoc committee of non-employee directors, received an additional annual fee of $15,000. A director must elect, by December 31 of the preceding year, to receive meeting and other fees in cash, stock units, or a combination of both. All fees paid to the non-employee directors in 2009 were paid quarterly. If the director elects stock units, the number of units credited to the director’s account is determined as follows: the total cash value of the fees payable to the director are divided by 85% of the closing prices of our common stock on the last business day of the calendar quarter in which the fees or stipends were earned. Units are credited to the director’s account quarterly.

We account for the Deferred Fee Plan and Directors’ Equity Plan in accordance with ASC Topic 718 (formerly SFAS No. 123R). To the extent directors elect to receive the distribution of their stock unit account in cash, they are considered liability-based awards. To the extent directors elect to receive the distribution of their stock unit accounts in common stock, they are considered equity-based awards. Compensation expense for stock units that are considered equity-based awards is based on the market value of our common stock at the date of grant. Compensation expense for stock units that are considered liability-based awards is based on the market value of our common stock at the end of each period.

(14)	Income Taxes:

The following is a reconciliation of the provision for income taxes computed at Federal statutory rates to the effective rates for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Consolidated tax provision at federal statutory rate	35.0%	35.0%	35.0%
State income tax provisions, net of federal income tax benefit	2.8	2.8	1.8
Tax reserve adjustment	—	(1.4)	1.0
All other, net	(1.6)	0.2	(0.6)

	36.2%	36.6%	37.2%

The components of the net deferred income tax liability (asset) at December 31 are as follows:

($ in thousands)	2009	2008
Deferred income tax liabilities:
Property, plant and equipment basis differences	$666,393	$642,598
Intangibles	292,736	248,520
Other, net	3,924	15,946

	963,053	907,064

Deferred income tax assets:
Additional pension/OPEB liability	154,856	146,997
Tax operating loss carryforward	94,284	72,434
Employee benefits	74,226	62,482
State tax liability	2,531	7,483
Accrued expenses	15,712	19,726
Bad debts	9,435	12,026
Other, net	13,121	14,550

	364,165	335,698
Less: Valuation allowance	(91,537)	(67,331)

Net deferred income tax asset	272,628	268,367

Net deferred income tax liability	$690,425	$638,697

Deferred tax assets and liabilities are reflected in the following captions on the consolidated balance sheet:
Deferred income taxes	$722,192	$670,489
Income taxes	(31,767)	(31,792)

Net deferred income tax liability	$690,425	$638,697

Our state tax operating loss carryforward as of December 31, 2009 is estimated at $1.2 billion. A portion of our state loss carryforward begins to expire in 2010.

The provision (benefit) for Federal and state income taxes, as well as the taxes charged or credited to shareholders’ equity of Frontier, includes amounts both payable currently and deferred for payment in future periods as indicated below:

($ in thousands)	2009	2008	2007
Income taxes charged to the consolidated statement of operations:
Current:
Federal	$11,618	$68,114	$37,815
State	(2,630)	4,415	9,188

Total current	8,988	72,529	47,003

Deferred:
Federal	49,916	32,984	75,495
State	11,024	983	5,516

Total deferred	60,940	33,967	81,011

Total income taxes charged to the consolidated statement of operations(a)	69,928	106,496	128,014

Income taxes charged (credited) to shareholders’ equity of Frontier:
Deferred income tax benefits on unrealized/realized gains or losses on securities classified as available-for-sale	—	—	(11)
Current benefit arising from stock options exercised and restricted stock	881	(4,877)	(552)
Deferred income taxes (benefits) arising from the recognition of additional pension/OPEB liability	(4,353)	(88,410)	(6,880)

Total income taxes charged (credited) to shareholders’ equity of Frontier(b)	(3,472)	(93,287)	(7,443)

Total income taxes: (a) plus (b)	$66,456	$13,209	$120,571

During 2009, we retrospectively changed our method of accounting for repairs and maintenance costs for tax return purposes. The effect of this change was a decrease of our current tax expense and an offsetting increase of our deferred tax expense of approximately $35.8 million in our 2009 income tax provision. Additionally, in part due to the above noted accounting change, refunds of approximately $56.2 million have been applied for in the Company’s 2008 tax returns. Refunds are recorded on our balance sheet at December 31, 2009 in current assets within income taxes. We recorded approximately $8.2 million (net) related to uncertain tax positions under FASB Interpretation No. (FIN) 48 (ASC Topic 740) in 2009.

ASC Topic 740 (formerly FASB Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes”) requires applying a “more likely than not” threshold to the recognition and derecognition of uncertain tax positions either taken or expected to be taken in the Company’s income tax returns. The total amount of our gross tax liability for tax positions that may not be sustained under a “more likely than not” threshold amounts to $61.9 million as of December 31, 2009 including interest of $5.0 million. The amount of our total tax liabilities reflected above that would positively impact the calculation of our effective income tax rate, if our tax positions are sustained, is $29.3 million as of December 31, 2009.

The Company’s policy regarding the classification of interest and penalties is to include these amounts as a component of income tax expense. This treatment of interest and penalties is consistent with prior periods. We have recognized in our consolidated statement of operations for the year ended December 31, 2009, additional interest in the amount of $1.4 million. We are subject to income tax examinations generally for the years 2006 forward for Federal and 2005 for state filing jurisdictions. We also maintain uncertain tax positions in various state jurisdictions. Amounts related to uncertain tax positions that may change within the next twelve months are not material.

The following table sets forth the changes in the Company’s balance of unrecognized tax benefits for the years ended December 31, 2009 and 2008 in accordance with ASC Topic 740:

($ in thousands)	2009	2008
Unrecognized tax benefits—beginning of year	$48,711	$59,717
Gross decreases—prior year tax positions	(3,133)	(2,070)
Gross increases—current year tax positions	12,412	2,379
Gross decreases—expired statute of limitations	(1,130)	(11,315)

Unrecognized tax benefits—end of year	$56,860	$48,711

The amounts above exclude $5.0 million of accrued interest that we have recorded and would be payable should the Company’s tax positions not be sustained.

(15)	Net Income Per Common Share:

The reconciliation of the net income per common share calculation for the years ended December 31, 2009, 2008 and 2007 is as follows:

($ in thousands, except per-share amounts)	2009	2008	2007
Net income used for basic and diluted earnings per common share:
Net income attributable to common shareholders of Frontier	$120,783	$182,660	$214,654
Less: Dividends allocated to unvested restricted stock awards	(2,248)	(1,744)	(1,408)

Total basic net income attributable to common shareholders of Frontier	118,535	180,916	213,246
Effect of conversion of preferred securities—EPPICS	—	130	152

Total diluted net income attributable to common shareholders of Frontier	$118,535	$181,046	$213,398

Basic earnings per common share:
Total weighted-average shares and unvested restricted stock awards outstanding—basic	312,183	319,161	332,377
Less: Weighted-average unvested restricted stock awards	(2,162)	(1,660)	(1,340)

Total weighted-average shares outstanding—basic	310,021	317,501	331,037

Net income per share attributable to common shareholders of Frontier	$0.38	$0.57	$0.64

Diluted earnings per common share:
Total weighted-average shares outstanding—basic	310,021	317,501	331,037
Effect of dilutive shares	92	435	940
Effect of conversion of preferred securities—EPPICS	—	306	401

Total weighted-average shares outstanding—diluted	310,113	318,242	332,378

Net income per share attributable to common shareholders of Frontier	$0.38	$0.57	$0.64

Stock options

For the years ended December 31, 2009, 2008 and 2007, options to purchase 3,551,000 shares (at exercise prices ranging from $8.19 to $18.46), 2,647,000 shares (at exercise prices ranging from $11.15 to $18.46) and 1,804,000 shares (at exercise prices ranging from $15.02 to $18.46), respectively, issuable under employee compensation plans were excluded from the computation of diluted earnings per share (EPS) for those periods because the exercise prices were greater than the average market price of our common stock and, therefore, the effect would be antidilutive. In calculating diluted EPS we apply the treasury stock method and include future unearned compensation as part of the assumed proceeds.

In addition, for the years ended December 31, 2009, 2008 and 2007, the impact of dividends paid on unvested restricted stock awards have been deducted from net income attributable to common shareholders of Frontier in accordance with FSP EITF No. 03-6-1 (ASC Topic 260), which we adopted in the first quarter of 2009 on a retrospective basis.

EPPICS

There were no outstanding EPPICS at December 31, 2008 and 2009. At December 31, 2007, we had 80,307 shares of potentially dilutive EPPICS, which were convertible into our common stock at a 4.3615 to 1 ratio at an exercise price of $11.46 per share. If all EPPICS that remained outstanding as of December 31, 2007 were converted, we would have issued approximately 350,259 shares of our common stock. These securities have been included in the diluted earnings per common share calculation for the period ended December 31, 2007.

Stock units

At December 31, 2009, 2008 and 2007, we had 440,463, 324,806 and 225,427 stock units, respectively, issued under the Director Plans. These securities have not been included in the diluted income per share of common stock calculation because their inclusion would have had an antidilutive effect.

Share repurchase programs

There were no shares repurchased during 2009 under a share repurchase program.

During 2008, we repurchased approximately 17.8 million shares of our common stock at an aggregate cost of $200.0 million. During 2007, we repurchased approximately 17.3 million shares of our common stock at an aggregate cost of $250.0 million.

(16)	Comprehensive Income:

Comprehensive income consists of net income and other gains and losses affecting shareholders’ investment and pension/OPEB liabilities that, under GAAP, are excluded from net income.

The components of accumulated other comprehensive loss, net of tax at December 31, 2009 and 2008 are as follows:

($ in thousands)	2009	2008
Pension costs	$374,157	$376,086
Postretirement costs	21,554	8,045
Deferred taxes on pension and OPEB costs	(150,284)	(146,997)
All other	92	18

	$245,519	$237,152

Our other comprehensive income (loss) for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009
($ in thousands)	Before-Tax Amount	Tax Expense/ (Benefit)	Net-of-Tax Amount
Net actuarial loss	$(35,759)	$(10,149)	$(25,610)
Amortization of pension and postretirement costs	24,179	6,862	17,317
All other	(74)	—	(74)

Other comprehensive (loss)	$(11,654)	$(3,287)	$(8,367)

	2008
	Before-Tax Amount	Tax Expense/ (Benefit)	Net-of-Tax Amount
Net actuarial loss	$(252,358)	$(90,122)	$(162,236)
Amortization of pension and postretirement costs	4,795	1,712	3,083
All other	(4)	—	(4)

Other comprehensive (loss)	$(247,567)	$(88,410)	$(159,157)

	2007
	Before-Tax Amount	Tax Expense/ (Benefit)	Net-of-Tax Amount
Amortization of pension and postretirement costs	$(3,023)	$(6,880)	$3,857
All other	35	(12)	47

Other comprehensive income	$(2,988)	$(6,892)	$3,904

(17) Segment Information:

We operate in one reportable segment, Frontier. Frontier provides both regulated and unregulated voice, data and video services to residential, business and wholesale customers and is typically the incumbent provider in its service areas.

As permitted by ASC Topic 280 (formerly SFAS No. 131), we have utilized the aggregation criteria in combining our operating segments because all of our Frontier properties share similar economic characteristics, in that they provide the same products and services to similar customers using comparable technologies in all of the states in which we operate. The regulatory structure is generally similar. Differences in the regulatory regime of a particular state do not materially impact the economic characteristics or operating results of a particular property.

(18)	Quarterly Financial Data (Unaudited):

($ in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
2009
Revenue	$537,956	$532,142	$526,816	$520,980	$2,117,894
Operating income	139,510	136,616	172,490	157,549	606,165
Net income attributable to common shareholders of Frontier	36,303	27,918	52,159	4,403	120,783
Net income available for common shareholders per basic and diluted share	$0.12	$0.09	$0.17	$0.01	$0.38

2008
Revenue	$569,205	$562,550	$557,871	$547,392	$2,237,018
Operating income	164,312	161,969	164,241	151,934	642,456
Net income attributable to common shareholders of Frontier	45,589	55,778	46,995	34,298	182,660
Net income available for common shareholders per basic and diluted share	$0.14	$0.17	$0.15	$0.11	$0.57

The quarterly net income per common share amounts are rounded to the nearest cent. Annual net income per common share may vary depending on the effect of such rounding. We recognized $10.8 million ($6.8 million or $0.02 per share after tax), $3.7 million ($2.3 million or $0.01 per share after tax) and $13.9 million ($8.8 million or $0.03 per share after tax) of acquisition and integration costs during the second, third and fourth quarters of 2009, respectively. During the fourth quarter of 2009, we recognized a loss of $53.7 million ($33.8 million or $0.11 per share after tax) on the early retirement of debt in connection with a $700.0 million debt tender offer.

(19)	Retirement Plans:

We sponsor a noncontributory defined benefit pension plan covering a significant number of our former and current employees and other postretirement benefit plans that provide medical, dental, life insurance and other benefits for covered retired employees and their beneficiaries and covered dependents. The benefits are based on years of service and final average pay or career average pay. Contributions are made in amounts sufficient to meet ERISA funding requirements while considering tax deductibility. Plan assets are invested in a diversified portfolio of equity and fixed-income securities and alternative investments.

The accounting results for pension and other postretirement benefit costs and obligations are dependent upon various actuarial assumptions applied in the determination of such amounts. These actuarial assumptions include the following: discount rates, expected long-term rate of return on plan assets, future compensation increases, employee turnover, healthcare cost trend rates, expected retirement age, optional form of benefit and mortality. We review these assumptions for changes annually with our independent actuaries. We consider our discount rate and expected long-term rate of return on plan assets to be our most critical assumptions.

The discount rate is used to value, on a present value basis, our pension and other postretirement benefit obligations as of the balance sheet date. The same rate is also used in the interest cost component of the pension and postretirement benefit cost determination for the following year. The measurement date used in the selection of our discount rate is the balance sheet date. Our discount rate assumption is determined annually with assistance from our actuaries based on the pattern of expected future benefit payments and the prevailing rates available on long-term, high quality corporate bonds that approximate the benefit obligation. In making this determination we consider, among other things, the yields on the Citigroup Pension Discount Curve, the Citigroup Above-Median Pension Curve, the general movement of interest rates and the changes in those rates from one period to the next. This rate can change from year-to-year based on market conditions that affect corporate bond yields. Our discount rate was 5.75% at year-end 2009, and 6.50% at year-end 2008 and 2007.

The expected long-term rate of return on plan assets is applied in the determination of periodic pension and postretirement benefit cost as a reduction in the computation of the expense. In developing the expected long-term rate of return assumption, we considered published surveys of expected market returns, 10 and 20 year actual returns of various major indices, and our own historical 5-year, 10-year and 20-year investment returns. The expected long-term rate of return on plan assets is based on an asset allocation assumption of 35% to 55% in fixed income securities, 35% to 55% in equity securities and 5% to 15% in alternative investments. We review our asset allocation at least annually and make changes when considered appropriate. Our pension asset investment allocation decisions are made by the Retirement Investment & Administration Committee (RIAC), a committee comprised of members of management, pursuant to a delegation of authority by the Retirement Plan Committee of the Board of Directors. The RIAC is responsible for reporting its actions to the Retirement Plan Committee. Asset allocation decisions take into account expected market return assumptions of various asset classes as well as expected pension benefit payment streams. When analyzing anticipated benefit payments, management considers both the absolute amount of the payments as well as the timing of such payments. In 2009, we changed our expected long-term rate of return on plan assets to 8.00% from the 8.25% used in 2008. For 2010, we will assume a rate of return of 8.00%. Our pension plan assets are valued at fair value as of the measurement date. The measurement date used to determine pension and other postretirement benefit measures for the pension plan and the postretirement benefit plan is December 31.

Pension benefits

The following tables set forth the pension plan’s projected benefit obligations and fair values of plan assets as of December 31, 2009 and 2008 and the components of net periodic benefit cost for the years ended December 31, 2009, 2008 and 2007:

($ in thousands)	2009	2008
Change in projected benefit obligation
Projected benefit obligation at beginning of year	$831,687	$820,404
Service cost	6,098	6,005
Interest cost	52,127	52,851
Actuarial loss/(gain)	69,861	20,230
Benefits paid	(71,373)	(69,465)
Plan change	609	—
Special termination benefits	1,567	1,662

Projected benefit obligation at end of year	$890,576	$831,687

Change in plan assets
Fair value of plan assets at beginning of year	$589,776	$822,165
Actual return on plan assets	90,222	(162,924)
Benefits paid	(71,373)	(69,465)

Fair value of plan assets at end of year	$608,625	$589,776

Funded status	$(281,951)	$(241,911)

Amounts recognized in the consolidated balance sheet
Other long-term liabilities	$(281,951)	$(241,911)

Accumulated other comprehensive income	$374,157	$376,086

($ in thousands)	Expected 2010	2009	2008	2007
Components of net periodic benefit cost
Service cost		$6,098	$6,005	$9,175
Interest cost on projected benefit obligation		52,127	52,851	50,948
Expected return on plan assets		(44,712)	(65,256)	(67,467)
Amortization of prior service cost/(credit)	(199)	(255)	(255)	(255)
Amortization of unrecognized loss	26,984	27,144	6,855	7,313

Net periodic benefit cost/(income)		40,402	200	(286)
Plan curtailment gain		—	—	(14,379)
Special termination charge		1,567	1,662	467

Total periodic benefit cost/(income)		$41,969	$1,862	$(14,198)

We capitalized $7.5 million, $0.0 million and $0.1 million of pension expense into the cost of our capital expenditures during the years ended December 31, 2009, 2008 and 2007, respectively, as the costs that relate to our engineering and plant construction activities.

Effective December 30, 2007, the CTE Employees’ Pension Plan was frozen for all non-union Commonwealth employees. No additional benefit accruals for service rendered subsequent to December 30, 2007 will occur for those participants. As a result of this plan change and in accordance with ASC Topic 715 (formerly SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,”) a gain on pension curtailment of $14.4 million was recorded in 2007 and included in Other operating expenses in the consolidated statement of operations. Also, effective December 31, 2007, the CTE Employees’ Pension Plan was merged into the Frontier Pension Plan.

The plan’s weighted average asset allocations at December 31, 2009 and 2008 by asset category are as follows:

	2009	2008
Asset category:
Equity securities	38%	42%
Debt securities	51%	48%
Alternative investments	10%	9%
Cash and other	1%	1%

Total	100%	100%

The plan’s expected benefit payments over the next 10 years are as follows:

Year
($ in thousands)	Amount
2010	$60,820
2011	62,558
2012	64,929
2013	66,619
2014	67,179
2015 – 2019	344,565

Total	$666,670

No contributions were made to the plan during 2007, 2008 and 2009. We expect that we will make a $10.0 million cash contribution to our pension plan in 2010.

The accumulated benefit obligation for the plan was $876.5 million and $818.9 million at December 31, 2009 and 2008, respectively.

Assumptions used in the computation of annual pension costs and valuation of the year-end obligations were as follows:

	2009	2008	2007
Discount rate—used at year end to value obligation	5.75%	6.50%	6.50%
Discount rate—used to compute annual cost	6.50%	6.50%	6.00%
Expected long-term rate of return on plan assets	8.00%	8.25%	8.25%
Rate of increase in compensation levels	3.00%	3.00%	3.50%

Postretirement benefits other than pensions—“OPEB”

The following tables set forth the OPEB plan’s benefit obligations, fair values of plan assets and the postretirement benefit liability recognized on our consolidated balance sheets at December 31, 2009 and 2008 and the components of net periodic postretirement benefit costs for the years ended December 31, 2009, 2008 and 2007.

($ in thousands)	2009	2008
Change in benefit obligation
Benefit obligation at beginning of year	$178,615	$174,602
Service cost	361	444
Interest cost	11,017	11,255
Plan participants’ contributions	4,086	3,753
Actuarial loss	11,378	3,917
Benefits paid	(16,167)	(15,261)
Plan change	—	(95)

Benefit obligation at end of year	$189,290	$178,615

Change in plan assets
Fair value of plan assets at beginning of year	$8,137	$9,369
Actual return on plan assets	1,018	388
Plan participants’ contributions	4,086	3,753
Employer contribution	10,954	9,888
Benefits paid	(16,167)	(15,261)

Fair value of plan assets at end of year	$8,028	$8,137

Funded status	$(181,262)	$(170,478)

Amounts recognized in the consolidated balance sheet
Current liabilities	$(9,052)	$(8,916)

Other long-term liabilities	$(172,210)	$(161,562)

Accumulated other comprehensive income	$21,554	$8,045

($ in thousands)	Expected 2010	2009	2008	2007
Components of net periodic postretirement benefit cost Service cost		$361	$444	$533
Interest cost on projected benefit obligation		11,017	11,255	10,241
Expected return on plan assets		(439)	(514)	(578)
Amortization of prior service cost/(credit)	(7,716)	(7,751)	(7,751)	(7,735)
Amortization of unrecognized loss	6,324	5,041	5,946	6,099

Net periodic postretirement benefit cost		$8,229	$9,380	$8,560

Assumptions used in the computation of annual OPEB costs and valuation of the year-end OPEB obligations were as follows:

	2009	2008	2007
Discount rate—used at year end to value obligation	5.75%	6.50%	6.50%
Discount rate—used to compute annual cost	6.50%	6.50%	6.00%
Expected long-term rate of return on plan assets	6.00%	6.00%	6.00%

The plan’s weighted average asset allocations at December 31, 2009 and 2008 by asset category are as follows:

	2009	2008
Asset category:
Equity securities	0%	0%
Debt securities	100%	100%
Cash and other	0%	0%

Total	100%	100%

The plan’s expected benefit payments over the next 10 years are as follows:

($ in thousands)
Year	Gross Benefits	Medicare Part D Subsidy	Total
2010	$13,266	$461	$12,805
2011	13,798	529	13,269
2012	13,961	642	13,319
2013	14,300	742	13,558
2014	14,510	850	13,660
2015 – 2019	75,185	5,786	69,399

Total	$145,020	$9,010	$136,010

Our expected contribution to the plan in 2010 is $12.8 million.

For purposes of measuring year-end benefit obligations, we used, depending on medical plan coverage for different retiree groups, a 8.5% annual rate of increase in the per-capita cost of covered medical benefits, gradually decreasing to 5% in the year 2017 and remaining at that level thereafter. The effect of a 1% increase in the assumed medical cost trend rates for each future year on the aggregate of the service and interest cost components of the total postretirement benefit cost would be $0.7 million and the effect on the accumulated postretirement benefit obligation for health benefits would be $12.3 million. The effect of a 1% decrease in the assumed medical cost trend rates for each future year on the aggregate of the service and interest cost components of the total postretirement benefit cost would be $(0.6) million and the effect on the accumulated postretirement benefit obligation for health benefits would be $(10.7) million.

In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) became law. The Act introduced a prescription drug benefit under Medicare. It includes a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare Part D benefit. The amount of the federal subsidy is based on 28% of an individual beneficiary’s annual eligible prescription drug costs ranging between $250 and $5,000. We have determined that the Company-sponsored postretirement healthcare plans that provide prescription drug benefits are actuarially equivalent to the Medicare Prescription Drug benefit. The impact of the federal subsidy has been incorporated into the calculation.

The amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost at December 31, 2009 and 2008 are as follows:

	Pension Plan		OPEB
($ in thousands)	2009	2008	2009	2008
Net actuarial loss	$374,390	$377,183	$53,010	$47,252
Prior service cost/(credit)	(233)	(1,097)	(31,456)	(39,207)

Total	$374,157	$376,086	$21,554	$8,045

The amounts recognized as a component of accumulated comprehensive income for the years ended December 31, 2009 and 2008 are as follows:

	Pension Plan		OPEB
($ in thousands)	2009	2008	2009	2008
Accumulated other comprehensive income at
beginning of year	$376,086	$134,276	$8,045	$2,292

Net actuarial gain (loss) recognized during year	(27,144)	(6,855)	(5,041)	(5,946)
Prior service (cost)/credit recognized during year	255	255	7,751	7,751
Net actuarial loss (gain) occurring during year	24,351	248,410	10,799	4,043
Prior service cost (credit) occurring during year	609	—	—	(95)

Net amount recognized in comprehensive income for the year	(1,929)	241,810	13,509	5,753

Accumulated other comprehensive income at end of year	$374,157	$376,086	$21,554	$8,045

401(k) Savings Plans

We sponsor employee retirement savings plans under section 401(k) of the Internal Revenue Code. The plans cover substantially all full-time employees. Under the plans, we provide matching contributions and also provide certain profit-sharing contributions to certain employees upon the attainment of pre-established financial criteria. Employer contributions were $4.4 million, $5.0 million and $4.9 million for 2009, 2008 and 2007, respectively. The amount for 2007 includes employer contributions of $0.4 million for CTE employees under a separate Commonwealth plan. Also, effective December 31, 2007, the Commonwealth Builder 401(k) Plan was merged into the Frontier 401(k) Savings Plan.

(20)	Fair Value of Financial Instruments:

In September 2006, the FASB issued ASC Topic 820 (formerly SFAS No. 157, “Fair Value Measurements”), which establishes a framework for measuring fair value in accordance with generally accepted accounting principles in the United States and expands disclosure requirements about fair value measurements. ASC Topic 820 was effective for financial statements issued for fiscal years beginning after November 15, 2007. We adopted ASC Topic 820 effective January 1, 2008, for all financial assets and financial liabilities, as required.

Fair value is defined under ASC Topic 820 as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value under ASC Topic 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. In addition, ASC Topic 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The following table represents the Company’s pension plan assets measured at fair value on a recurring basis:

	Fair Value Measurements at December 31, 2009
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and Cash Equivalents	$23,202	$—	$23,202	$—
U.S. Government Obligations	85,255	—	85,255	—
Corporate and Other Obligations	200,671	—	200,671	—
Common Stock	67,571	67,571	—	—
Commingled Funds	36,120	—	22,198	13,922
Common/Collective Trust Funds	29,799	—	29,799	—
Interest in Registered Investment Companies	139,929	59,564	80,365	—
Interest in Limited Partnerships	29,727	—	—	29,727
Insurance Contracts	900	—	900	—
Other	(75)	—	(75)	—

Total investments, at fair value	$613,099	$127,135	$442,315	$43,649

Interest and Dividends Receivable	1,872
Due from Broker for Securities Sold	36,715
Receivable Associated with Insurance Contract	6,284
Due to Broker for Securities Purchased	(49,345)

Total Plan Assets, at Fair Value	$608,625

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets:

	For the Year Ended December 31, 2009
	Interest in Limited Partnerships	Commingled Funds
Balance, beginning of year	$28,924	$12,515
Realized gains/(losses)	(2,475)	—
Unrealized gains	3,786	1,407
Purchases and (sales), net	(508)	—

Balance, end of year	$29,727	$13,922

The fair value of our OPEB plan assets, which are measured using Level 1 inputs, was $8.0 million as of December 31, 2009.

The following table summarizes the carrying amounts and estimated fair values for certain of our financial instruments at December 31, 2009 and 2008. For the other financial instruments, representing cash, accounts receivables, long-term debt due within one year, accounts payable and other accrued liabilities, the carrying amounts approximate fair value due to the relatively short maturities of those instruments. Other equity method investments for which market values are not readily available are carried at cost, which approximates fair value.

	2009		2008
($ in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$4,794,129	$4,628,132	$4,721,685	$3,651,924

(21)	Commitments and Contingencies:

On June 24, 2004, one of our subsidiaries, Frontier Subsidiary Telco, Inc., received a “Notice of Indemnity Claim” from Citibank, N.A., that was related to a case pending against Citibank and others in the U.S. Bankruptcy Court for the Southern District of New York as part of the Global Crossing bankruptcy proceeding. The case against Citibank and others has been settled with no contribution from the Company and no further indemnification claims are expected.

We are party to various other legal proceedings arising in the normal course of our business. The outcome of individual matters is not predictable. However, we believe that the ultimate resolution of all such matters, after considering insurance coverage, will not have a material adverse effect on our financial position, results of operations, or our cash flows.

We anticipate capital expenditures related to our currently owned properties of approximately $220.0 million to $240.0 million for 2010. Although we from time to time make short-term purchasing commitments to vendors with respect to these expenditures, we generally do not enter into firm, written contracts for such activities.

In connection with the Verizon Transaction, the Company has commenced activities to obtain the necessary regulatory approvals, plan and implement systems conversions and other initiatives necessary to effectuate the closing, which is expected to occur at the end of the second quarter of 2010, and enable the Company to implement its “go to market” strategy at closing. While the Company continues to evaluate certain other expenses, the Company currently expects to incur in 2010 acquisition and integration costs of approximately $100.0 million and capital expenditures of approximately $180.0 million, in each case related to these integration initiatives. The Company incurred $28.3 million of acquisition and integration costs and $25.0 million in capital expenditures related to the integration of Verizon activities during 2009.

We conduct certain of our operations in leased premises and also lease certain equipment and other assets pursuant to operating leases. The lease arrangements have terms ranging from 1 to 99 years and several contain rent escalation clauses providing for increases in monthly rent at specific intervals. When rent escalation clauses exist, we record annual rental expense based on the total expected rent payments on a straight-line basis over the lease term. Certain leases also have renewal options. Renewal options that are reasonably assured are included in determining the lease term. Future minimum rental commitments for all long-term noncancelable operating leases as of December 31, 2009 are as follows:

($ in thousands)	Operating Leases
Year ending December 31:
2010	$24,417
2011	11,627
2012	8,407
2013	7,107
2014	5,796
Thereafter	6,934

Total minimum lease payments	$64,288

Total rental expense included in our consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007 was $25.9 million, $24.3 million and $23.6 million, respectively.

We are a party to contracts with several unrelated long distance carriers. The contracts provide fees based on traffic they carry for us subject to minimum monthly fees.

At December 31, 2009, the estimated future payments for obligations under our noncancelable long distance contracts and service agreements are as follows:

Year
($ in thousands)	Amount
2010	$11,026
2011	6,407
2012	4,421
2013	4,125
2014	4,125
Thereafter	165

Total	$30,269

We sold all of our utility businesses as of April 1, 2004. However, we have retained a potential payment obligation associated with our previous electric utility activities in the State of Vermont. The Vermont Joint Owners (VJO), a consortium of 14 Vermont utilities, including us, entered into a purchase power agreement with Hydro-Quebec in 1987. The agreement contains “step-up” provisions that state that if any VJO member defaults on its purchase obligation under the contract to purchase power from Hydro-Quebec, then the other VJO participants will assume responsibility for the defaulting party’s share on a pro-rata basis. Our pro-rata share of the purchase power obligation is 10%. If any member of the VJO defaults on its obligations under the Hydro-Quebec agreement, then the remaining members of the VJO, including us, may be required to pay for a substantially larger share of the VJO’s total power purchase obligation for the remainder of the agreement (which runs through 2015). U.S. GAAP rules require that we disclose “the maximum potential amount of future payments (undiscounted) the guarantor could be required to make under the guarantee.” U.S. GAAP rules also state that we must make such disclosure “… even if the likelihood of the guarantor’s having to make any payments under the guarantee is remote…” As noted above, our obligation only arises as a result of default by another VJO member, such as upon bankruptcy. Therefore, to satisfy the “maximum potential amount” disclosure requirement we must assume that all members of the VJO simultaneously default, a highly unlikely scenario given that the two members of the VJO that have the largest potential payment obligations are publicly traded with credit ratings equal to or superior to ours, and that all VJO members are regulated utility providers with regulated cost recovery. Despite the remote chance that such an event could occur, or that the State of Vermont could or would allow such an event, assuming that all the members of the VJO defaulted on January 1, 2010 and remained in default for the duration of the contract (another 6 years), we estimate that our undiscounted purchase obligation for 2010 through 2015 would be approximately $0.6 billion. In such a scenario the Company would then own the power and could seek to recover its costs. We would do this by seeking to recover our costs from the defaulting members and/or reselling the power to other utility providers or the northeast power grid. There is an active market for the sale of power. We could potentially lose money if we were unable to sell the power at cost. We caution that we cannot predict with any degree of certainty any potential outcome.

At December 31, 2009, we have outstanding performance letters of credit as follows:

($ in thousands)
CNA	$26,618
State of New York	1,042

Total	$27,660

CNA serves as our agent with respect to general liability claims (auto, workers compensation and other insured perils of the Company). As our agent, they administer all claims and make payments for claims on our behalf. We reimburse CNA for such services upon presentation of their invoice. To serve as our agent and make payments on our behalf, CNA requires that we establish a letter of credit in their favor. CNA could potentially draw against this letter of credit if we failed to reimburse CNA in accordance with the terms of our agreement. The value of the letter of credit is reviewed annually and adjusted based on claims history.

None of the above letters of credit restrict our cash balances.

VERIZON’S SEPARATE TELEPHONE OPERATIONS

CONDENSED COMBINED STATEMENTS OF INCOME

	Three Months Ended March 31,
(dollars in millions) (unaudited)	2010	2009
Operating Revenues (including $89 and $82 from affiliates)	$964	$1,043
Operating Expenses (including $219 and $189 allocated from affiliates)
Cost of services and sales (exclusive of items shown below)	338	328
Selling, general and administrative expense	362	236
Depreciation and amortization expense	180	192

Total Operating Expenses	880	756

Operating Income	84	287
Interest expense (including $(12) and $(11) allocated from affiliates)	(20)	(25)

Income Before Provision for Income Taxes	64	262
Income tax provision	(62)	(90)

Net Income	$2	$172

See Notes to Condensed Combined Special-Purpose Financial Statements

VERIZON’S SEPARATE TELEPHONE OPERATIONS

CONDENSED COMBINED STATEMENTS OF SELECTED ASSETS, SELECTED LIABILITIES AND PARENT FUNDING

(dollars in millions)	At March 31, 2010	At December 31, 2009
	(unaudited)
Selected Assets
Current assets
Accounts receivable:
Trade and other, net of allowances for uncollectibles of $47 and $46	$411	$391
Affiliates	75	83
Materials and supplies	62	49
Deferred income taxes	47	55
Prepaid expense and other	62	68

Total current assets	657	646

Plant, property and equipment	19,488	19,426
Less accumulated depreciation	14,308	14,160

	5,180	5,266

Prepaid pension asset	2,241	2,346
Other assets	114	98

Total selected assets	$8,192	$8,356

Selected Liabilities and Parent Funding
Current liabilities
Current portion of long-term debt	$175	$375
Accounts payable and accrued liabilities:
Affiliates	108	126
Other	335	261
Other current liabilities	222	220

Total current liabilities	840	982

Long-term debt	250	250
Employee benefit obligations	1,236	1,240
Deferred income taxes	1,291	1,310
Other long-term liabilities	124	129
Parent funding	4,451	4,445

Total selected liabilities and parent funding	$8,192	$8,356

See Notes to Condensed Combined Special-Purpose Financial Statements

VERIZON’S SEPARATE TELEPHONE OPERATIONS

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
(dollars in millions) (unaudited)	2010	2009
Cash Flows From Operating Activities
Net Income	$2	$172
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	180	192
Deferred income taxes, net	(12)	31
Employee retirement benefits	141	26
Provision for uncollectible accounts	18	12
Changes in current assets and liabilities:
Accounts receivable	(30)	(3)
Materials and supplies	(13)	6
Other current assets	6	9
Accounts payable and accrued liabilities	56	95
Other current liabilities	2	(11)
Other, net	(45)	(67)

Net cash provided by operating activities	305	462

Cash Flows From Investing Activities
Capital expenditures (including capitalized network software)	(96)	(135)
Net change in short-term investment	—	20
Other, net	(13)	1

Net cash used in investing activities	(109)	(114)

Cash Flows From Financing Activities
Principal repayments of borrowings	(200)	—
Net change in parent funding, allocations and intercompany reimbursement	4	(348)

Net cash used in financing activities	(196)	(348)

Net change in cash	—	—
Cash, beginning of period	—	—

Cash, end of period	$—	$—

See Notes to Condensed Combined Special-Purpose Financial Statements

VERIZON’S SEPARATE TELEPHONE OPERATIONS

NOTES TO CONDENSED COMBINED SPECIAL-PURPOSE FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Verizon’s Separate Telephone Operations are comprised of the local exchange business and related landline activities of Verizon Communications Inc. (Verizon) in the states of Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, including Internet access and long distance services and broadband video provided to certain customers in those states, (collectively, the Business). The Business is comprised of portions of Verizon California Inc. and Verizon South Inc., and the stock of Contel of the South, Inc., Verizon Northwest Inc., Verizon North Inc., and Verizon West Virginia Inc. (after the transfer of certain operations, assets and liabilities of Verizon North Inc. and Verizon Northwest Inc.) and is referred to as ILECs; also included in the Business are portions of Verizon Long Distance LLC and Verizon Enterprise Solutions LLC, referred to as VLD, and Verizon Online LLC, referred to as VOL. The Business excludes all activities of Verizon Business Global LLC and Cellco Partnership (doing business as Verizon Wireless).

Verizon California Inc., Verizon Northwest Inc., Verizon North Inc., Verizon South Inc. and Contel of the South, Inc. are wholly owned subsidiaries of GTE Corporation (GTE), which is a subsidiary of Verizon. Verizon West Virginia Inc. is a wholly owned subsidiary of Verizon. Verizon Long Distance LLC, Verizon Enterprise Solutions LLC and Verizon Online LLC are indirect wholly owned subsidiaries of Verizon. ILECs, VLD, and VOL are referred to collectively as “the Companies.”

The Business has one reportable segment, servicing a territory consisting of Local Access and Transport Areas (LATAs) in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin. These LATAs are generally centered on a city or based on some other identifiable common geography. The Business includes regulated carrier and unregulated business in all thirteen states, consisting principally of:

•	local wireline customers and related operations and assets used to deliver:

¡	local exchange service,

¡	intraLATA toll service,

¡	network access service,

¡	enhanced voice and data services, and

¡	products at retail stores;

•	consumer and small business switched long distance customers (excluding any customers of Verizon Business Global LLC);

•	dial-up, high speed Internet (or Digital Subscriber Line) and fiber-to-the-premises Internet service provider customers; and

•	broadband video in certain areas in Indiana, Oregon and Washington.

Many of the communications services we provide are subject to regulation by the state regulatory commissions of Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, with respect to intrastate rates and services and other matters. In Idaho, we have made the election under a statutory amendment into a deregulatory regime that phases out all price regulation. The Federal Communications Commission regulates rates that we charge long-distance carriers and end-user subscribers for interstate access services and interstate traffic. All of the broadband video services we provide, including the payment of franchise fees, are subject to regulation by state regulatory commissions or local governmental authorities.

Basis of Presentation

Financial statements had not been historically prepared for the Business, as it was not operated as a separate business and does not constitute a separate legal entity. The accompanying condensed combined special-purpose financial statements have been prepared to present the statements of selected assets, selected liabilities and parent funding, and statements of income, parent funding and cash flows of the Business in contemplation of the proposed spin-off and business combination of the Business. On May 13, 2009, Verizon entered into a definitive agreement with Frontier Communications Corporation (“Frontier”) pursuant to which Verizon agreed to spin-off the Business in a newly formed legal entity and that entity will then merge with and into Frontier in accordance with the terms of the merger agreement. The accompanying condensed combined special-purpose financial statements have been prepared in accordance with U.S. generally accepted accounting principles using specific information where available and allocations where data is not maintained on a state-specific basis within the Companies’ books and records. The allocations impacted substantially all of the income statement items, other than operating revenues, and balance sheet items with the exception of plant, property and equipment, accumulated depreciation and materials and supplies, which were maintained at the state level. These financial statements reflect all adjustments that are necessary for a fair presentation of results of operations and financial condition for the interim periods shown including normal recurring accruals and other items. The results for the interim periods are not necessarily indicative of results for the full year.

The condensed combined special-purpose financial statements include the wireline-related businesses, Internet access and long distance services provided to customers in the thirteen states in which the Business operates. All significant intercompany transactions have been eliminated.

The preparation of the financial information related to our business, which is included in the accompanying condensed combined special-purpose financial statements, was based on the following:

ILECs: For the Condensed Combined Statements of Selected Assets, Selected Liabilities and Parent Funding, plant, property and equipment, accumulated depreciation, materials and supplies and certain other assets and liabilities were determined based upon state specific records; accounts receivable were allocated based upon applicable billing system data; short-term investments, accrued payroll related liabilities and certain employee benefit obligations were allocated based on employee headcount; and accounts payable were allocated based upon applicable operating expenses. The remaining assets and liabilities were primarily allocated based upon relevant percentages of our ILECs’ revenues, operating expenses and headcount relative to the total revenues, operating expenses and headcount of each of the Verizon ILEC businesses. For the Condensed Combined Statements of Income, operating revenues and certain operating expenses were based on state specific records.

VOL: For the Condensed Combined Statements of Selected Assets, Selected Liabilities and Parent Funding, accounts receivable were calculated based on applicable operating revenues; accounts payable were calculated based on the allocated operating expenses; the remaining assets and liabilities were determined based upon state-specific records. For the Condensed Combined Statements of Income, operating revenues were determined using applicable billing system data and depreciation expense was determined based upon state-specific records. The remaining operating expenses were allocated based on the percentage of our VOL revenues relative to total Verizon VOL revenues applied to the operating expenses for total Verizon VOL.

VLD: For the Condensed Combined Statements of Selected Assets, Selected Liabilities and Parent Funding, accounts receivable were calculated based on the applicable operating revenues and accounts payable were calculated based on allocated operating expenses. Other current liabilities, which consist of advanced billings, were allocated based upon the revenue percentage of our VLD revenues relative to the total operating revenues of Verizon VLD. For the Condensed Combined Statements of Income, operating revenues were determined using applicable billing system data; operating expenses were allocated based on the percentage of our VLD revenues relative to total Verizon VLD revenues applied to the operating expenses for total Verizon VLD.

We believe the allocations used to determine selected amounts in the financial statements are appropriate methods to reasonably reflect the related assets, liabilities, revenues and expenses of our business.

We have evaluated subsequent events through May 7, 2010, the date the financial statements were available to be issued.

Use of Estimates

The accompanying condensed combined special-purpose financial statements have been prepared using U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for doubtful accounts, the recoverability of plant, property and equipment and income taxes. In addition, estimates were made to determine the allocations in preparing the condensed combined special-purpose financial statements as described above.

Plant, Property and Equipment

We record our plant, property, and equipment at cost. Depreciation expense is principally based on the composite group remaining life method and straight-line composite rates. This method provides for the recognition of the cost of the remaining net investment in telephone plant, property and equipment less anticipated net salvage value, over the remaining asset lives. This method requires the periodic revision of depreciation rates.

The asset lives used are presented in the following table:

Average Useful Lives (in years)
Buildings	45
Central office equipment	5 – 11
Outside communications plant
Copper cable	15
Fiber cable	25
Poles and conduit	30 – 50
Furniture, vehicles and other	5 – 15

When depreciable telephone plant used in our wireline network is replaced or retired, the carrying amount of such plant is deducted from the respective accounts and charged to accumulated depreciation.

Network software purchased or developed in connection with related plant assets is capitalized. Interest associated with the acquisition or construction of plant assets is also capitalized. Capitalized interest is reported as a cost of plant and a reduction in interest expense.

Annually, we review the estimated useful lives of plant, property, and equipment along with the associated depreciation rates. As a result, depreciation expense decreased $12 million, or 6.3%, during the three month ended March 31, 2010, compared to the same period in 2009. The impact of the lower depreciation rates was partially offset by growth in depreciable telephone plant and equipment from additional capital spending.

We believe that current estimated useful asset lives are reasonable, although they are subject to regular review and analysis. In the evaluation of asset lives, multiple factors are considered, including, but not limited to, the ongoing plans to roll out the broadband network, technology upgrades and enhancements, planned retirements, and the adequacy of reserves.

Income Taxes

Verizon and its domestic subsidiaries, including us, file consolidated federal income tax returns. We participate in a tax sharing agreement with Verizon and remit tax payments to Verizon based on the respective tax liability determined as if on a separate company basis. Current and deferred tax expense is determined by applying the accounting standard for income taxes to each subsidiary as if it were a separate taxpayer.

Our effective tax rate is based on pre-tax income, statutory tax rates, tax laws and regulations and tax planning strategies available to us in the various jurisdictions in which we operate.

Deferred income taxes are provided for temporary differences in the bases between financial statement and income tax assets and liabilities. Deferred income taxes are recalculated annually at rates then in effect. We record valuation allowances if applicable to reduce our deferred tax assets to the amount that is more likely than not to be realized.

We use the deferral method of accounting for investment tax credits earned prior to the repeal of investment tax credits by the Tax Reform Act of 1986. We also defer certain transitional credits earned after the repeal. These credits are amortized over the estimated service lives of the related assets as a reduction to the Income Tax Provision.

The unrecognized tax benefits were $52 million and $58 million at March 31, 2010 and December 31, 2009, respectively. We recognize any interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the three months ended March 31, 2010 and 2009, we recognized a net after tax benefit related to interest and penalties of approximately $1 million and $9 million, respectively, in the Condensed Combined Statements of Income.

Verizon and its domestic subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Business is generally no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2004. The Internal Revenue Service is currently examining the U.S. income tax returns for years 2004 through 2006 that could affect the Business. We do not anticipate that the liability for unrecognized tax benefits will change by a significant amount in the next twelve months.

Other

During the three months ended March 31, 2010, we recorded $9 million in expense and $13 million in capital expenditures, for costs incurred related to network, non-network software and other activities to enable the Business to operate on a stand-alone basis subsequent to the proposed spin-off and business combination. No similar charges were recorded during the same period in 2009. The expense is primarily included in Cost of services and sales in the Condensed Combined Statements of Income. The capital expenditures are included in Other assets in the Condensed Combined Statements of Selected Assets, Selected Liabilities and Parent Funding and Other, net cash flows used in investing activities in the Condensed Combined Statements of Cash Flows.

2.    PARENT FUNDING

(dollars in millions)
Balance at January 1, 2010	$4,445
Net income	2
Net change due to parent funding, allocations and intercompany reimbursements	4

Balance at March 31, 2010	$4,451

3. DEBT

In February 2010, Verizon North’s 6.375% debentures in the principal amount of $200 million matured and were repaid.

The fair value of debt is determined based on market quotes for similar terms and maturities or future cash flows discounted at current rates. The fair value of debt was $434 million and $637 million at March 31, 2010 and December 31, 2009, respectively, as compared to the carrying value of $425 million and $625 million, respectively at March 31, 2010 and December 31, 2009.

We are in compliance with all of our debt covenants.

4.    EMPLOYEE BENEFITS

We participate in Verizon’s benefit plans. Verizon maintains noncontributory defined pension plans for many of its employees. The postretirement health care and life insurance plans for our retirees and their dependents are both contributory and noncontributory and include a limit on our share of cost for recent and future retirees.

Benefit Cost (Income)

The following table summarizes the benefit costs (income) related to our pension and postretirement health care and life insurance plans associated with the ILECs operations. Because our operating expenses associated with VLD and VOL were determined predominantly through allocations, the benefit costs for these businesses were not separable for disclosure purposes.

(dollars in millions)	Pension		Health Care and Life
Three Months Ended March 31,	2010	2009	2010	2009
Net periodic benefit cost (income)	$(22)	$(16)	$36	$42
Settlement losses	127	—	—	—

Total cost (income)	$105	$(16)	$36	$42

Pension and Benefit Charges

During the three months ended March 31, 2010, we recorded non-cash pension settlement losses of $127 million related to employees who received lump-sum distributions primarily resulting from our previously announced separation plans in which prescribed payment thresholds have been reached. No similar charges were recorded during the same period in 2009.

Severance Benefits

During the three months ended March 31, 2010 and 2009, we paid $1 million and $4 million, respectively, in severance benefits. At March 31, 2010, we had a remaining severance liability of $45 million, a portion of which includes future contractual payments to employees separated as of March 31, 2010.

Employer Contributions

During the three months ended March 31, 2010 and 2009, we made no contribution to our qualified pension trusts and contributed approximately $37 million and $17 million, respectively, to our other postretirement benefit plans. Employer contributions are included in the Other, net cash flows provided by operating activities in the Condensed Combined Statements of Cash Flows. We anticipate making additional contributions of $111 million to our other postretirement benefit plans and no contributions to our qualified pension trusts for the remainder of 2010.

Savings Plans and Employee Stock Ownership Plans

Substantially all of our employees are eligible to participate in savings plans maintained by Verizon. Verizon maintains four leveraged employee stock ownership plans for its management employees. Under these plans, a certain percentage of eligible employee contributions are matched with shares of Verizon’s common stock. We recognize savings plan costs based on these matching obligations. During the three months ended March 31, 2010 and 2009, we recorded total savings plan costs of $4 million and $5 million, respectively.

Medicare Part D Subsidy

Under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, both of which became law in March 2010 (collectively, the Heath Care Act), beginning in 2013, Verizon and other companies that receive a subsidy under Medicare Part D to provide retiree prescription drug coverage will no longer receive a Federal income tax deduction for the expenses incurred in connection with providing the subsidized coverage to the extent of the subsidy received. Because future anticipated retiree prescription drug plan liabilities and related subsidies are already reflected in our financial statements, this change requires us to reduce the value of the related tax benefits recognized in our financial statements in the period during which the Heath Care Act was enacted. As a result, we recorded a one-time, non-cash income tax charge of approximately $40 million in the first quarter of 2010 to reflect the impact of this change included in the income tax provision of our Condensed Combined Statements of Income.

5.    TRANSACTIONS WITH AFFILIATES

Our operating revenue includes transactions with Verizon for the provision of local telephone services, network access, billing and collection services, interconnection agreements and the rental of facilities and equipment. These services are reimbursed by Verizon based on tariffed rates, market prices, negotiated contract terms that approximated market rates, or actual costs incurred by us.

We reimburse Verizon for specific goods and services it provided to, or arranged for, us based on tariffed rates, market prices or negotiated terms that approximated market rates. These goods and services included items such as communications and data processing services, office space, professional fees and insurance coverage.

We also reimburse Verizon for our share of costs incurred by Verizon to provide services on a common basis to all of its subsidiaries. These costs included allocations for marketing, sales, accounting, finance, materials management, procurement, labor relations, legal, security, treasury, human resources, tax and audit services. The allocations were based on actual costs incurred by Verizon and periodic studies that identified employees or groups of employees who were totally or partially dedicated to performing activities that benefited our business, as well as on the size of our business relative to other Verizon subsidiaries. We believe that these cost allocations are reasonable for the services provided. We also believe that these cost allocations are consistent with the nature and approximate amount of the costs that we would have incurred on a stand-alone basis.

We also recognize an allocated portion of interest expense in connection with our contractual agreements with Verizon for the provision of short-term financing and cash management services. Verizon issues commercial paper and obtains bank loans to fund the working capital requirements of Verizon’s subsidiaries, including us, and invests funds in temporary investments on their behalf.

The affiliate operating revenue and expense amounts included only our ILECs’ operations. Because our operating expenses associated with VLD and VOL were determined predominantly through allocations, separate identification of the affiliate transactions was not available.

6.    COMMITMENTS AND CONTINGENCIES

Various legal actions and regulatory proceedings are pending, to which the Companies are a party, and claims may exist which, if asserted, may lead to other legal actions. We have established reserves for specific liabilities in connection with legal and regulatory matters that we currently deem to be probable and estimable. We do not believe the ultimate resolution of pending regulatory and legal matters in future periods will have a material effect on the financial condition of the Business, but it could have a material effect on our results of operations.

From time to time, state regulatory decisions require us to assure customers that we will provide a level of service performance that falls within prescribed parameters. There are penalties associated with failing to meet those service parameters, and we, from time to time, have paid such penalties. We do not expect these penalties to have a material effect on the financial condition of the Business, but they could have a material effect on our results of operations.

7.    SUBSEQUENT EVENTS

On April 12 2010, a subsidiary of Verizon (Spinco) completed a financing of $3.2 billion in principal amount of notes. Spinco will hold specified assets and liabilities of the Business immediately prior to the spin-off of Spinco to Verizon’s shareholders and subsequent merger of Spinco with and into Frontier. The gross proceeds of the offering were deposited into an escrow account. Spinco intends to use the net proceeds from the offering to fund the special cash payment to Verizon in connection with the spin-off. The net proceeds from the offering are sufficient to fund the entire special cash payment, which is one of the conditions to closing the merger. If, for some reason, the merger agreement is terminated or the spin-off and the merger are not completed on or before October 1, 2010, the gross proceeds, plus accrued and unpaid interest, will be returned to the investors.

VERIZON’S SEPARATE TELEPHONE OPERATIONS REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Management

Verizon Communications Inc.

We have audited the accompanying combined special-purpose statements of selected assets, selected liabilities and parent funding of Verizon Communications Inc.’s (“Verizon”) Separate Telephone Operations, a combination of Arizona and Nevada carved-out of Verizon California Inc.; Illinois, Indiana, Michigan, Ohio and Wisconsin carved out of Verizon North Inc.; Illinois, North Carolina and South Carolina carved out of Verizon South Inc.; Verizon Northwest Inc., Contel of the South, Inc., Verizon West Virginia Inc. and carved-out components of Verizon Long Distance LLC, Verizon Enterprise Solutions LLC and Verizon Online LLC (collectively, the “Business”) as of December 31, 2009 and 2008, and the related combined statements of income, parent funding, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed on page F-86. These financial statements and financial statement schedule are the responsibility of the Business’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Business’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Business’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying combined special-purpose financial statements were prepared on the basis described in Note 1. The combined special-purpose financial statements include allocations of certain indirectly attributable amounts on bases determined by management of the Business.

In our opinion, the combined special-purpose financial statements referred to above present fairly, in all material respects, the selected assets, liabilities and parent funding of Verizon’s Separate Telephone Operations as of December 31, 2009 and 2008, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic special-purpose combined financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

/s/ Ernst & Young LLP

New York, New York

March 10, 2010

VERIZON’S SEPARATE TELEPHONE OPERATIONS

COMBINED STATEMENTS OF INCOME

Years Ended December 31, (dollars in millions)	2009	2008	2007
Operating Revenues (including $339, $332 and $350 from affiliates)	$4,065	$4,352	$4,527

Operating Expenses (including $906, $749 and $779 allocated from affiliates)
Cost of services and sales (exclusive of items shown below)	1,380	1,435	1,523
Selling, general and administrative expense	1,362	1,114	1,049
Depreciation and amortization expense	781	759	796

Total Operating Expenses	3,523	3,308	3,368

Operating Income	542	1,044	1,159
Other income (expense), net (including $0, $4 and $5 allocated from affiliates)	1	7	10
Interest expense (including $(50), $(114) and $(115) allocated from affiliates)	(92)	(186)	(203)

Income before provision for income taxes	451	865	966
Income tax provision	(159)	(313)	(363)

Net Income	$292	$552	$603

See Notes to Combined Special-Purpose Financial Statements.

VERIZON’S SEPARATE TELEPHONE OPERATIONS

COMBINED STATEMENTS OF SELECTED ASSETS, SELECTED LIABILITIES

AND PARENT FUNDING

At December 31, (dollars in millions)	2009	2008
Selected Assets
Current assets
Short-term investments	$—	$26
Accounts receivable:
Trade and other, net of allowances for uncollectibles of $46 and $49	391	455
Affiliates	83	82
Materials and supplies	49	51
Deferred income taxes	55	60
Prepaid expense and other	68	93

Total current assets	646	767

Plant, property and equipment	19,426	19,160
Less accumulated depreciation	14,160	13,667

	5,266	5,493

Prepaid pension asset	2,346	2,611
Other assets	98	55

Total selected assets	$8,356	$8,926

Selected Liabilities and Parent Funding
Current liabilities
Current portion of long-term debt	$375	$—
Accounts payable and accrued liabilities:
Affiliates	126	188
Other	261	327
Other current liabilities	220	276

Total current liabilities	982	791

Long-term debt	250	622
Employee benefit obligations	1,240	1,160
Deferred income taxes	1,310	1,270
Other long-term liabilities	129	131
Parent funding	4,445	4,952

Total selected liabilities and parent funding	$8,356	$8,926

See Notes to Combined Special-Purpose Financial Statements.

VERIZON’S SEPARATE TELEPHONE OPERATIONS

COMBINED STATEMENTS OF PARENT FUNDING

(dollars in millions)
Balance at January 1, 2007	$4,443
Adoption of the accounting standard regarding accounting for uncertainty in income taxes	23
Net income	603
Net change due to parent funding, allocations and intercompany reimbursements	(521)

Balance at December 31, 2007	$4,548
Net income	552
Net change due to parent funding, allocations and intercompany reimbursements	(148)

Balance at December 31, 2008	$4,952
Net income	292
Net change due to parent funding, allocations and intercompany reimbursements	(799)

Balance at December 31, 2009	$4,445

See Notes to Combined Special-Purpose Financial Statements.

VERIZON’S SEPARATE TELEPHONE OPERATIONS

COMBINED STATEMENTS OF CASH FLOWS

Years Ended December 31, (dollars in millions)	2009	2008	2007
Cash Flows From Operating Activities
Net Income	$292	$552	$603
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	781	759	796
Deferred income taxes, net	45	10	(67)
Employee retirement benefits	449	150	72
Provision for uncollectible accounts	62	65	58
Changes in current assets and liabilities:
Accounts receivable	1	(23)	(32)
Materials and supplies	2	(22)	2
Other current assets	25	7	26
Accounts payable and accrued liabilities	(128)	83	(148)
Other current liabilities	(56)	(17)	(6)
Other, net	(107)	(138)	(123)

Net cash provided by operating activities	1,366	1,426	1,181

Cash Flows From Investing Activities
Capital expenditures (including capitalized network software)	(558)	(730)	(703)
Purchases of short-term investments	(1)	(13)	(160)
Proceeds from sale of short-term investments	27	161	175
Proceeds from sales of assets	1	4	28
Other, net	(36)	—	—

Net cash used in investing activities	(567)	(578)	(660)

Cash Flows From Financing Activities
Principal repayments of borrowings and capital lease obligations	—	(700)	—
Net change in parent funding, allocations and intercompany reimbursement	(799)	(148)	(521)

Net cash used in financing activities	(799)	(848)	(521)

Net change in cash	—	—	—
Cash, beginning of year	—	—	—

Cash, end of year	$—	$—	$—

See Notes to Combined Special-Purpose Financial Statements.

VERIZON’S SEPARATE TELEPHONE OPERATIONS

NOTES TO COMBINED SPECIAL-PURPOSE FINANCIAL STATEMENTS

1.    DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Verizon’s Separate Telephone Operations are comprised of the local exchange business and related landline activities of Verizon Communications Inc. (Verizon) in the states of Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, including Internet access and long distance services and broadband video provided to certain customers in those states, (collectively the Business). The Business is comprised of portions of Verizon California Inc. and Verizon South Inc., and the stock of Contel of the South, Inc., Verizon Northwest Inc., Verizon North Inc., and Verizon West Virginia Inc. (after the transfer of certain operations, assets and liabilities of Verizon North Inc. and Verizon Northwest Inc.) and is referred to as ILECs; also included in the Business are portions of Verizon Long Distance LLC and Verizon Enterprise Solutions LLC, referred to as VLD and Verizon Online LLC, referred to as VOL. The Business excludes all activities of Verizon Business Global LLC and Cellco Partnership (doing business as Verizon Wireless).

Verizon California Inc., Verizon Northwest Inc., Verizon North Inc., Verizon South Inc. and Contel of the South, Inc., are wholly owned subsidiaries of GTE Corporation (GTE), which is a subsidiary of Verizon. Verizon West Virginia Inc. is a wholly owned subsidiary of Verizon. Verizon Long Distance LLC, Verizon Enterprise Solutions LLC and Verizon Online LLC are indirect wholly-owned subsidiaries of Verizon. ILECs, VLD, and VOL are referred to collectively as “the Companies.”

We have one reportable segment, servicing a territory consisting of Local Access and Transport Areas (LATAs) in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin. These LATAs are generally centered on a city or based on some other identifiable common geography. Our business includes regulated and unregulated carrier business in all thirteen states, consisting principally of:

•	local wireline customers and related operations and assets used to deliver:

¡	local exchange service,

¡	intraLATA toll service,

¡	network access service,

¡	enhanced voice and data services, and

¡	products at retail stores;

•	consumer and small business switched long distance customers (excluding any customers of Verizon Business Global LLC);

•	dial-up, high speed Internet (or Digital Subscriber Line) and fiber-to-the-premises Internet service provider customers; and

•	broadband video in certain areas in Indiana, Oregon and Washington.

Many of the communications services we provide are subject to regulation by the state regulatory commissions of Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, with respect to intrastate rates and services and other matters. In Idaho, we have made the election under a statutory amendment into a deregulatory regime that phases out all price regulation. The Federal Communications Commission regulates rates that we charge long-distance carriers and end-user subscribers for interstate access services and interstate traffic. All of the broadband video services we provide, including the payment of franchise fees, are subject to regulation by state regulatory commissions or local governmental authorities.

Basis of Presentation

Financial statements had not been historically prepared for the Business, as it was not operated as a separate business and does not constitute a separate legal entity. The accompanying combined special-purpose financial statements have been prepared to present the statements of selected assets, selected liabilities and parent funding, and statements of income, parent funding and cash flows of the Business in contemplation of the proposed spin-off and business combination of the Business. On May 13, 2009, Verizon entered into a definitive agreement with Frontier Communications Corporation (“Frontier”) pursuant to which Verizon agreed to spin-off the Business in a newly formed legal entity and that entity will then merge with and into Frontier in accordance with the terms of the merger agreement. The accompanying combined special-purpose financial statements have been prepared in accordance with U.S. generally accepted accounting principles using specific information where available and allocations where data is not maintained on a state-specific basis within the Companies’ books and records. The allocations impacted substantially all of the income statement items other than operating revenues and balance sheet items with the exception of plant, property and equipment, accumulated depreciation and materials and supplies, which were maintained at the state level.

The combined special-purpose financial statements include the wireline-related businesses, Internet access and long distance services provided to customers in those thirteen states. All significant intercompany transactions have been eliminated.

The preparation of the financial information related to our business, which is included in the accompanying combined special-purpose financial statements, was based on the following:

ILECs: For the Combined Statements of Selected Assets, Selected Liabilities and Parent Funding, plant, property and equipment, accumulated depreciation, materials and supplies and certain other assets and liabilities were determined based upon state specific records; accounts receivable were allocated based upon applicable billing system data; short-term investments, accrued payroll related liabilities and certain employee benefit obligations were allocated based on employee headcount; and accounts payable were allocated based upon applicable operating expenses. The remaining assets and liabilities were primarily allocated based upon relevant percentages of our ILECs’ revenues, operating expenses and headcount to the total revenues, operating expenses and headcount of each of the Verizon ILEC businesses. For the Combined Statements of Income, operating revenues and certain operating expenses were based on state specific records.

VOL: For the Combined Statements of Selected Assets, Selected Liabilities and Parent Funding, receivables were calculated based on applicable operating revenues; accounts payable were calculated based on allocated operating expenses; the remaining assets and liabilities were determined based upon state-specific records. For the Combined Statements of Income, operating revenues were determined using applicable billing system data and depreciation expense was determined based upon state-specific records. The remaining operating expenses were allocated based on the percentage of our VOL’s revenues to total Verizon VOL’s revenues applied to operating expense for total Verizon VOL.

VLD: For the Combined Statements of Selected Assets, Selected Liabilities and Parent Funding, receivables were calculated based on applicable operating revenues and accounts payable were calculated based on allocated operating expenses. Other current liabilities, which consist of advanced billings, were allocated based upon the revenue percentage of our VLD’s revenues to the total operating revenues of Verizon VLD. For the Combined Statements of Income, operating revenues were determined using applicable billing system data; operating expenses were allocated based on the percentage of our VLD’s revenues to total Verizon VLD’s revenues applied to operating expenses for total Verizon VLD.

We believe the allocations used to determine selected amounts in the financial statements are appropriate methods to reasonably reflect the related assets, liabilities, revenues and expenses of our business.

We have evaluated subsequent events through March 10, 2010, the date the financial statements were available to be issued.

Use of Estimates

The accompanying combined special-purpose financial statements have been prepared using U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for doubtful accounts, the recoverability of plant, property and equipment and income taxes. In addition, estimates were made to determine the allocations in preparing the combined special-purpose financial statements as described above.

Revenue Recognition

We recognize service revenues based upon usage of our local exchange network and facilities and contract fees. Fixed fees for local telephone, long distance, Internet access and certain other services are recognized in the month the service is provided. Revenue from other services that are derived from fixed fee or that exceed contracted amounts is recognized when such services are provided.

We recognize revenue for services, in which we bundle the equipment with maintenance and monitoring services, when the equipment is installed in accordance with contractual specifications and ready for the customer’s use. The maintenance and monitoring services are recognized monthly over the term of the contract as the services are provided. Long-term contracts are accounted for using the percentage of completion method. The completed contract method is used when the costs cannot be estimated with a reasonable degree of reliability.

Non-recurring customer activation fees, along with the related costs up to, but not exceeding the activation fees, are deferred and amortized over the customer relationship period.

We report taxes imposed by governmental authorities on revenue-producing transactions between us and our customers on a net basis.

Maintenance and Repairs

The cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial betterments, is charged primarily to cost of services and sales as these costs are incurred.

Trade and Other Accounts Receivable

Trade and other accounts receivable are stated at the amount we expect to collect. We maintain allowances for uncollectible accounts for estimated losses resulting from the inability of our customers to make required payments. In determining these estimates, we consider historical write-offs, the aging of the receivables and other factors, such as overall economic conditions.

Concentrations of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of trade receivables. Concentrations of credit risk with respect to trade receivables, other than those from AT&T Inc. (AT&T) and Sprint Nextel Corporation (Sprint), are limited due to the large number of customers. We generated revenues from services provided to AT&T and Sprint (primarily network access and billing and collection) of $178 million and $73 million in 2009, $227 million and $76 million in 2008 and $246 million and $78 million in 2007, respectively.

While we may be exposed to credit losses due to the nonperformance of our counterparties, we consider this risk remote and do not expect the settlement of these transactions to have a material effect on our results of operations or financial position.

Materials and Supplies

Materials and supplies include new and reusable supplies and network equipment, which are stated principally at average original cost, except that specific costs are used in the case of large individual items.

Plant, Property and Equipment

We record our plant, property, and equipment at cost. Depreciation expense is principally based on the composite group remaining life method and straight-line composite rates. This method provides for the recognition of the cost of the remaining net investment in telephone plant, property and equipment less anticipated net salvage value, over the remaining asset lives. This method requires the periodic revision of depreciation rates.

The asset lives used are presented in the following table:

Average Useful Lives (in years)
Buildings	45
Central office equipment	5 – 11
Outside communications plant
Copper cable	15
Fiber cable	25
Poles and conduit	30 – 50
Furniture, vehicles and other	5 – 15

When depreciable telephone plant used in our wireline network is replaced or retired, the carrying amount of such plant is deducted from the respective accounts and charged to accumulated depreciation.

Network software purchased or developed in connection with related plant assets is capitalized. Interest associated with the acquisition or construction of plant assets is also capitalized. Capitalized interest is reported as a cost of plant and a reduction in interest expense.

Annually, we review the estimated useful lives of plant, property, and equipment along with the associated depreciation rates.

Effective January 1, 2009, the average lives of fiber cable were increased from a range of 20 to 25 years to 25 years. As a result, 2009 depreciation expense decreased by $6 million. Effective January 1, 2009, the average life of copper cable was standardized from a range of 14 to 18 years to 15 years. As a result, 2009 depreciation expense increased by $37 million. Effective January 1, 2009, the average life of switch-related network software was changed from 3 years to 5 years. As a result, 2009 depreciation expense decreased by $2 million.

Effective January 1, 2008, the average useful lives of fiber cable were increased from 20 years to a range of 20 to 25 years. As a result, 2008 depreciation expense decreased by $9 million. Effective January 1, 2007, the useful life for buildings was increased to 45 years from a previous range of 25 to 42 years. As a result, 2007 depreciation expense decreased by $29 million. In addition, the useful life of circuit equipment was increased from 8 to 9 years, effective January 1, 2007. This resulted in a decrease in 2007 depreciation expense of $32 million.

We believe that current estimated useful asset lives are reasonable, although they are subject to regular review and analysis. In the evaluation of asset lives, multiple factors are considered, including, but not limited to, the ongoing plans to roll out the broadband network, technology upgrades and enhancements, planned retirements, and the adequacy of reserves.

Impairment of Long-lived Assets

Plant, property, and equipment and intangible assets with finite lives are amortized over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indications are present, we test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), we perform the next step, which is to determine the fair value of the asset and record an impairment, if any. We reevaluate the useful life determinations for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful lives.

Computer Software Costs

We capitalize the cost of network software which has a useful life in excess of one year in accordance with the accounting standard for the costs of computer software developed or obtained for internal use. Subsequent additions, modifications or upgrades to network software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Also, we capitalize interest associated with the development of network software. Software maintenance and training costs are expensed in the period in which they are incurred.

Advertising Costs

Advertising costs for advertising products and services are charged to selling, general and administrative expense in the period in which they are incurred.

Stock-based Compensation

We participate in the Verizon Communications Long Term Incentive Plan (the Plan). The Plan permits the granting of stock options, stock appreciation rights, restricted stock, restricted stock units (RSU), performance shares, performance stock units (PSU) and other awards.

Restricted Stock Units

The Plan provides for grants of RSUs that vest at the end of the third year of the grant. The RSUs are classified as liability awards because the RSUs are paid in cash upon vesting. The RSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the price of Verizon’s stock. Dividend equivalent units are also paid to participants at the time the RSU award is paid, and in the same proportion as the RSU award.

Performance Stock Units

The Plan also provides for grants of PSUs that generally vest at the end of the third year after the grant. As defined by the Plan, the Human Resources Committee of the Verizon Board of Directors determines the number of PSUs a participant earns based on the extent to which the corresponding goals have been achieved over the three-year performance cycle. All payments are subject to approval by Verizon’s Human Resources Committee. The PSUs are classified as liability awards because the PSU awards are paid in cash upon vesting. The PSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the price of Verizon’s stock as well as performance relative to the targets. Dividend equivalent units are also paid to participants at the time that the PSU award is determined and paid, and in the same proportion as the PSU award.

Stock Options

The Plan provides for grants of stock options to employees at an option price per share of 100% of the fair market value of Verizon common stock on the date of grant. Each grant has a 10-year life, vesting equally over a three-year period, starting at the date of the grant. We have not granted new stock options since 2004.

The structure of Verizon’s stock incentive plans does not provide for the separate determination of certain disclosures for our business. The costs associated with such plans are allocated to us as part of the general allocations and are not relevant on a participant basis. The disclosures omitted are the rollforward of stock option activity, the assumptions used in the Black-Scholes valuation and information about the range of exercise prices for outstanding and exercisable options.

After-tax compensation expense for stock options and other stock-based compensation included in net income for the years ended December 31, 2009, 2008 and 2007 was not material.

Employee Benefit Plans

We participate in certain Verizon benefit plans. Under these plans, pension and postretirement health care and life insurance benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits. Unrecognized actuarial gains and losses and prior service costs and credits that arise during the period are immediately recognized as a component of other accumulated comprehensive income, net of applicable income taxes.

We maintain ongoing severance plans for both management and associate employees who are terminated. The costs for these plans are accounted for under the accounting standard on employers’ accounting for postemployment benefits. Severance benefits are accrued based on the terms of the severance plan over the estimated service periods of the employees. The accruals are also based on the historical run-rate of actual severances and expectations for future severances. Severance costs are included in selling, general and administrative expense in the statement of income (See Note 5).

Fair Value Measurements

Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the valuation methodologies in measuring fair value, is as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3—No observable pricing inputs in the market

Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The value of the financial assets and financial liabilities held by the Business and impacted by the adoption of this accounting standard is not material.

Income Taxes

Verizon and its domestic subsidiaries, including us, file consolidated federal income tax returns. We participate in a tax sharing agreement with Verizon and remit tax payments to Verizon based on the respective tax liability determined as if on a separate company basis. Current and deferred tax expense is determined by applying the accounting standard for income taxes to each subsidiary as if it were a separate taxpayer.

Our effective tax rate is based on pre-tax income, statutory tax rates, tax laws and regulations and tax planning strategies available to us in the various jurisdictions in which we operate.

Deferred income taxes are provided for temporary differences in the bases between financial statement and income tax assets and liabilities. Deferred income taxes are recalculated annually at rates then in effect. We record valuation allowances if applicable to reduce our deferred tax assets to the amount that is more likely than not to be realized.

We use the deferral method of accounting for investment tax credits earned prior to the repeal of investment tax credits by the Tax Reform Act of 1986. We also defer certain transitional credits earned after the repeal. These credits are amortized over the estimated service lives of the related assets as a reduction to the Income Tax Provision.

We use a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return. The first step is recognition: we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one or more of the following: an increase in a liability for income taxes payable, a reduction of an income tax refund receivable, a reduction in a deferred tax asset, or an increase in a deferred tax liability.

Significant management judgment is required in evaluating our tax positions and in determining our effective tax rate.

Other

During 2009, we recorded $26 million in expense and $34 million in capital expenditures, for costs incurred related to network, non-network software and other activities to enable the Business to operate on a stand-alone basis subsequent to the proposed spin-off and business combination. The expense is primarily included in cost of services and sales in the combined statements of income. The capital expenditures are included in other assets in the combined statements of selected assets, selected liabilities and parent funding and other, net cash flows used in investing activities in the combined statements of cash flows.

2.    PLANT, PROPERTY AND EQUIPMENT

We maintain continuing property records, which identify specific plant, property and equipment balances, depreciation reserves and annual capital expenditure amounts for our business. The plant, property and equipment balance in the accompanying statements of selected assets, selected liabilities, and parent funding is based on these specific amounts and does not include any allocations of common assets utilized in providing centralized services and otherwise not specifically associated with our business.

The following table displays the details of our plant, property and equipment, which is stated at cost:

	(Dollars in millions)
At December 31,	2009	2008
Land	$49	$50
Buildings	1,141	1,130
Central office equipment	7,287	7,262
Outside communications plant	10,248	9,992
Furniture, vehicles and other work equipment	460	370
Construction-in-progress	56	49
Other	185	307

	19,426	19,160
Less accumulated depreciation	14,160	13,667

Total	$5,266	$5,493

3.    LEASES

We lease certain facilities and equipment for use in our operations principally under operating leases. Total rent expense under operating leases amounted to $140 million, $189 million and $217 million in 2009, 2008 and 2007, respectively. Of these amounts, $106 million, $135 million and $162 million in 2009, 2008 and 2007, respectively, were lease payments to affiliated companies.

The table below displays the aggregate minimum rental commitments under noncancelable operating leases for the periods shown at December 31, 2009, excluding those with affiliated companies:

Years (Dollars in millions)	Third-Party Operating Leases
2010	$10
2011	7
2012	5
2013	4
2014	3
Thereafter	1

Total minimum rental commitments	$30

4.    DEBT

Debt maturing within one year

Debt maturing within one year is as follows:

At December 31, (Dollars in millions)	2009	2008
Current portion of long-term debt	$375	$—

Long-term debt

Long-term debt consists of debentures that were issued by certain of the Companies. Interest rates and maturities of the amounts outstanding are as follows at December 31:

Description (Dollars in millions)	Interest Rate %	Maturity	2009	2008
Twelve year debenture	6.375	2010	$200	$200
Twelve year debenture	6.300	2010	175	175
Thirty year debenture	6.730	2028	200	200
Forty year debenture	8.400	2029	50	50

			625	625
Unamortized premium and discount, net			—	(3)

Total long-term obligations			625	622
Less maturing within one year			375	—

Total long-term debt			$250	$622

In February 2010, Verizon North’s 6.375% debenture of $200 million due February 15, 2010, which was outstanding at December 31, 2009, matured and was repaid. During 2008, Verizon North’s 5.65% debenture of $250 million, Verizon Northwest’s 5.55% debentures of $200 million and Verizon North’s 6.9% debenture of $250 million matured and were repaid.

The terms of the debentures shown above are subject to the restrictions and provisions of the indentures governing that debt. None of the debentures shown above were held in sinking or other special funds or pledged by us. Debt discounts and premiums on our outstanding long-term debt are amortized over the lives of the respective issues.

The fair value of debt is determined based on market quotes for similar terms and maturities or future cash flows discounted at current rates. The fair value of debt was $637 million and $604 million at December 31, 2009 and 2008, respectively, as compared to the carrying value of $625 million and $622 million, respectively at December 31, 2009 and 2008.

We are in compliance with all of our debt covenants.

5.    EMPLOYEE BENEFITS

We participate in Verizon’s benefit plans. Verizon maintains noncontributory defined pension plans for many of its employees. The postretirement health care and life insurance plans for our retirees and their dependents are both contributory and noncontributory and include a limit on our share of cost for recent and future retirees. Verizon also sponsors defined contribution savings plans to provide opportunities for eligible employees to save for retirement on a tax-deferred basis. A measurement date of December 31 is used for the pension and postretirement health care and life insurance plans.

The structure of Verizon’s benefit plans does not provide for the separate attribution of the related pension and postretirement assets and obligations at the Business level. Because there is not a separate plan for our business, the annual income and expense related to such assets and obligations have been allocated to us and are reflected as prepaid pension assets and employee benefit obligations in the combined statements of selected assets, selected liabilities and parent funding.

The structure of Verizon’s benefit plans does not provide for the separate determination of certain disclosures for the Companies, or our Business.

Pension Plans and Other Postretirement Benefits

Pension and other postretirement benefits for the majority of our employees are subject to collective bargaining agreements. Approximately 82% of the employees of the ILECs’ operations are covered by collective bargaining agreements which expire at different times. Modifications in benefits have been bargained for from time to time, and Verizon may also periodically amend the benefits in the management plans.

Benefit Cost

The following table summarizes the benefit costs related to our pension and postretirement health care and life insurance plans associated with the ILECs operations. Because our operating expenses associated with VLD and VOL were determined predominantly through allocations, the benefit costs for these businesses were not separable for disclosure purposes.

At December 31, (Dollars in millions)	Pension			Health Care and Life
	2009	2008	2007	2009	2008	2007
Net periodic benefit (income) cost	$(101)	$(143)	$(116)	$168	$193	$188
Settlement loss	343	98	—	—	—	—
Curtailment loss	24	—	—	14	—	—
Termination benefits	1	2	—	—	—	—

Total cost	$267	$(43)	$(116)	$182	$193	$188

We recorded pension settlement losses of $343 million and $98 million in 2009 and 2008, respectively, related to employees that received lump-sum distributions, primarily resulting from our previous separation plans, as prescribed payment thresholds were reached. We also recorded pension and postretirement curtailment losses of $38 million in 2009, as workforce reductions caused the elimination of a significant amount of future service requiring us to recognize a portion of the prior service costs and actuarial losses. The settlement and curtailment of pension and postretirement obligations are recorded in accordance with the accounting standard regarding employers’ accounting for settlements and curtailments of defined benefit pension plans and for termination benefits.

The employee benefit assets and obligations associated with our ILECs’ operations and recognized in our combined statements of selected assets, selected liabilities and parent funding consist of:

At December 31, (Dollars in millions)	Pension		Health Care and Life
	2009	2008	2009	2008
Prepaid pension asset	$2,346	$2,611	$—	$—
Employee benefit obligations	3	6	1,168	1,102

The changes in the employee benefit asset and obligations from year to year were caused by a number of factors, including changes in actuarial assumptions (see Assumptions), settlements and curtailments.

Assumptions

The weighted-average assumptions used in determining benefit obligations are as follows:

	Pension		Health Care and Life
At December 31,	2009	2008	2009	2008
Discount rate	6.25%	6.75%	6.25%	6.75%
Rate of future increases in compensation	4.00	4.00	N/A	N/A

The weighted-average assumptions used in determining net periodic cost are as follows:

	Pension			Health Care and Life
Years ended December 31,	2009	2008	2007	2009	2008	2007
Discount rate	6.75%	6.50%	6.00%	6.75%	6.50%	6.00%
Expected return on plan assets	8.50	8.50	8.50	8.25	8.25	8.25
Rate of compensation increase	4.00	4.00	4.00	N/A	4.00	4.00

In order to project the long-term target investment return for the total portfolio, estimates are prepared for the total return of each major asset class over the subsequent 10-year period, or longer. Those estimates are based on a combination of factors including the current market interest rates and valuation levels, consensus earnings expectations, historical long-term risk premiums and value-added. To determine the aggregate return for the Verizon pension trust, the projected return of each individual asset class is then weighted according to the allocation to that investment area in the trust’s long-term asset allocation policy.

The assumed health care cost trend rates are as follows:

	Health Care and Life
At December 31,	2009	2008	2007
Health care cost trend rate assumed for next year	8.00%	9.00%	10.00%
Rate to which cost trend rate gradually declines	5.00	5.00	5.00
Year the rate reaches level it is assumed to remain thereafter	2014	2014	2013

Savings Plans and Employee Stock Ownership Plans

Substantially all of our employees are eligible to participate in savings plans maintained by Verizon. Verizon maintains four leveraged employee stock ownership plans (ESOP) for its management employees. Under these plans, a certain percentage of eligible employee contributions are matched with shares of Verizon’s common stock. We recognize savings plan costs based on these matching obligations. We recorded total savings plan costs of $19 million in 2009, $20 million in 2008 and $24 million in 2007.

Severance Benefits

The following table provides an analysis of our severance liability recorded in accordance with the accounting standard regarding employers’ accounting for postemployment benefits:

Year (Dollars in millions)	Beginning of Year	Charged to Expense(a)	Payments	End of Year
2007	$27	$56	$(19)	$64
2008	64	11	(24)	51
2009	51	21	(27)	45

(a)	Includes accruals for ongoing employee severance costs and $16 million, $9 million and $53 million of special charges in 2009, 2008 and 2007, respectively.

The severance liability at December 31, 2009 includes future contractual payments due to employees separated as of the end of the year.

6.    PARENT FUNDING AND INTEREST EXPENSE

For purposes of these combined special-purpose financial statements, some funding requirements have been summarized as “Parent Funding” without regard to whether the funding represents debt or equity. No separate equity accounts are maintained for our business and debt instruments that cannot be directly attributable to our business are allocated to us and included in the parent funding. As such, a portion of interest expense net of interest income for the years ended December 31, 2009, 2008 and 2007 was allocated to us based on the percentage of our parent funding relative to the total debt and equity for the Companies.

7.    INCOME TAXES

The components of income tax provision are presented in the following table:

Years ended December 31, (Dollars in millions)	2009	2008	2007
Current:
Federal	$83	$245	$371
State and local	31	58	59

	114	303	430

Deferred:
Federal	47	19	(56)
State and local	(2)	(9)	(11)

	45	10	(67)

Total income tax provision	$159	$313	$363

The following table shows the primary reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

Years Ended December 31,	2009	2008	2007
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefits	4.3	3.6	3.2
Unrecognized tax benefits	(1.8)	(1.3)	0.3
Medicare subsidy	(2.2)	(1.2)	(1.0)
Other, net	—	0.1	0.1

Effective income tax rate	35.3%	36.2%	37.6%

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of our deferred tax assets and liabilities are shown in the following table:

At December 31, (Dollars in millions)	2009	2008
Deferred tax assets:
Employee benefits	$536	$511
Allowance for uncollectible accounts	18	19
Other assets	38	46

Total deferred tax assets	592	576

Deferred tax liabilities:
Employee benefits	907	1,018
Depreciation	938	757
Other liabilities	2	11

Total deferred tax liabilities	1,847	1,786

Net deferred tax liabilities	$1,255	$1,210

No valuation allowance has been recorded against deferred tax assets as of December 31, 2009 and December 31, 2008.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

(Dollars in millions)	2009	2008	2007
Balance at January 1,	$47	$71	$73
Additions based on tax positions related to the current year	7	8	6
Additions for tax positions of prior years	31	(2)	—
Reductions for tax positions of prior years	(27)	(5)	(8)
Settlements	—	(25)	—

Balance at December 31,	$58	$47	$71

During the year ended December 31, 2008, Verizon settled the federal income tax audit for tax years 2000 through 2003 with the Internal Revenue Service. This settlement resulted in payments of approximately $25 million with respect to the Business.

Included in the total unrecognized tax benefits at December 31, 2009, 2008 and 2007 was $5 million for each respective period that, if recognized, would favorably affect the effective tax rate.

We recognize any interest and penalties accrued related to unrecognized tax benefits in income tax expense. During 2009 and 2008, we recognized a net after tax benefit in the income statement related to interest and penalties of approximately $8 million and $10 million, respectively. During 2007, we recognized a net after tax expense in the income statement related to interest and penalties of approximately $5 million. We had approximately $5 million (after-tax) and $13 million (after tax) for the payment of interest and penalties accrued in the combined statements of selected assets, selected liabilities and parent funding at December 31, 2009 and December 31, 2008, respectively.

Verizon and/or its domestic subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The Internal Revenue Service (IRS) is currently examining Verizon’s U.S. income tax returns for years 2004 through 2006. As a large taxpayer, Verizon is under continual audit by the IRS and multiple state jurisdictions on numerous open tax positions. It is reasonably possible that the amount of the remaining liability for unrecognized tax benefits could change by a significant amount during the next twelve-month period. An estimate of the range of the possible change cannot be made until issues are further developed or examinations close.

8.    TRANSACTIONS WITH AFFILIATES

Our operating revenue includes transactions with Verizon for the provision of local telephone services, network access, billing and collection services, interconnection agreements and the rental of facilities and equipment. These services were reimbursed by Verizon based on tariffed rates, market prices, negotiated contract terms that approximated market rates, or actual costs incurred by us.

We reimbursed Verizon for specific goods and services it provided to, or arranged for, us based on tariffed rates, market prices or negotiated terms that approximated market rates. These goods and services included items such as communications and data processing services, office space, professional fees and insurance coverage.

We also reimbursed Verizon our share of costs incurred by Verizon to provide services on a common basis to all of its subsidiaries. These costs included allocations for marketing, sales, accounting, finance, materials management, procurement, labor relations, legal, security, treasury, human resources, tax and audit services. The allocations were based on actual costs incurred by Verizon and periodic studies that identified employees or groups of employees who were totally or partially dedicated to performing activities that benefited our Business. These allocations were based on actual costs incurred by Verizon, as well as on the size of our business relative to other Verizon subsidiaries. We believe that these cost allocations are reasonable for the services provided. We also believe that these cost allocations are consistent with the nature and approximate amount of the costs that we would have incurred on a stand-alone basis.

We also recognized an allocated portion of interest expense in connection with our contractual agreements with Verizon for the provision of short-term financing and cash management services. Verizon issues commercial paper and obtains bank loans to fund the working capital requirements of Verizon’s subsidiaries, including us, and invests funds in temporary investments on their behalf.

The affiliate operating revenue and expense amounts included only our ILECs operations. Because our operating expenses associated with VLD and VOL were determined predominantly through allocations, separate identification of the affiliate transactions was not available.

9.    ADDITIONAL FINANCIAL INFORMATION

The tables below provide additional financial information related to the Business’ financial statements:

Years Ended December 31, (dollars in millions)	2009	2008	2007
Statements of Cash Flows:
Cash paid during the year for:
Income taxes, net of amounts refunded	$188	$333	$472
Interest, net of amounts capitalized (excluding affiliates)	42	79	88

Statements of Income:
Depreciation expense	780	758	794
Interest costs incurred	95	189	205
Capitalized interest	(3)	(3)	(2)
Advertising expense allocated from affiliates	41	39	28

At December 31, (dollars in millions)	2009	2008
Statements of Selected Assets, Selected Liabilities and Parent Funding:
Prepaid Expense and Other
Deferred activation costs	$58	$81
Other	10	12

	$68	$93

Accounts Payable and Accrued Liabilities—Other
Accrued payroll related	$77	$110
Accounts payable	76	97
Accrued general taxes	54	49
Accrued income taxes	28	58
Other	26	13

	$261	$327

Other Current Liabilities
Advanced billings and customer deposits	$133	$145
Deferred activation revenues	58	81
Other	29	50

	$220	$276

10.    COMMITMENTS AND CONTINGENCIES

Various legal actions and regulatory proceedings are pending to which the Companies are a party and claims may exist which, if asserted, may lead to other legal actions. We have established reserves for specific liabilities in connection with legal and regulatory matters that we currently deem to be probable and estimable. We do not believe the ultimate resolution of pending regulatory and legal matters in future periods will have a material effect on the financial condition of our Business, but it could have a material effect on our results of operations.

From time to time, state regulatory decisions require us to assure customers that we will provide a level of service performance that falls within prescribed parameters. There are penalties associated with failing to meet those service parameters, and we, from time to time, have paid such penalties. We do not expect these penalties to have a material effect on the financial condition of our Business, but they could have a material effect on our results of operations.

Verizon’s Separate Telephone Operations

Schedule II—Valuation and qualifying accounts

Description (dollars in millions)	Balance at Beginning of Period	Additions		Deductions (b)	Balance at End of Period
		Charged to Expense	Charged to Other Accounts Note (a)
Allowances for Uncollectible
Accounts Receivable:
2009	$49	$62	$2	$(67)	$46
2008	54	65	(2)	(68)	49
2007	66	58	(3)	(67)	54

(a)	Charged to other accounts includes accruals charged to accounts payable for anticipated uncollectible charges on purchase of accounts receivable from others which were billed by us.

(b)	Deductions include amounts written off as uncollectible, net of recoveries.

ANNEX A-1

Composite Copy

AGREEMENT AND PLAN OF MERGER1

BY AND AMONG

VERIZON COMMUNICATIONS INC.,

NEW COMMUNICATIONS HOLDINGS INC.

AND

FRONTIER COMMUNICATIONS CORPORATION

[1]

This is a composite copy of the Merger Agreement dated May 13, 2009 and Amendment No. 1 to the Merger Agreement dated July 24, 2009. It has been prepared for inclusion in this information statement/prospectus and does not have any independent legal effect.

Page
ARTICLE I	DEFINITIONS	A-1-2

ARTICLE II	THE MERGER	A-1-17
2.1	The Merger	A-1-17
2.2	Closing	A-1-17
2.3	Effective Time	A-1-17
2.4	Effects of the Merger	A-1-17
2.5	Certificate of Incorporation and Bylaws of the Surviving Corporation	A-1-17
2.6	Directors and Officers of the Surviving Corporation	A-1-17
2.7	Potential Restructuring of Transactions	A-1-18

ARTICLE III	CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES	A-1-18
3.1	Effect on Capital Stock	A-1-18
3.2	Distribution of Per Share Merger Consideration	A-1-19
3.3	Fractional Shares	A-1-20

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF VERIZON	A-1-21
4.1	Organization; Qualification	A-1-21
4.2	Corporate Authority; No Violation	A-1-21
4.3	Information Supplied	A-1-22
4.4	Brokers or Finders	A-1-22

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF VERIZON AND SPINCO	A-1-23
5.1	Organization, Qualification	A-1-23
5.2	Capital Stock and Other Matters	A-1-23
5.3	Corporate Authority; No Violation	A-1-24
5.4	Financial Statements	A-1-25
5.5	Absence of Certain Changes or Events	A-1-25
5.6	Investigations; Litigation	A-1-25
5.7	Compliance with Laws	A-1-26
5.8	Proxy Statement/Prospectus; Registration Statements	A-1-26
5.9	Information Supplied	A-1-26
5.10	Environmental Matters	A-1-26
5.11	Tax Matters	A-1-27
5.12	Benefit Plans	A-1-28
5.13	Labor Matters	A-1-30
5.14	Intellectual Property	A-1-30
5.15	Material Contracts	A-1-31
5.16	Board and Stockholder Approval	A-1-32
5.17	Sufficiency of Assets	A-1-32
5.18	Spinco Real Property	A-1-34
5.19	Communications Regulatory Matters	A-1-34
5.20	Company Common Stock	A-1-35
5.21	Affiliate Transactions	A-1-35

ARTICLE VI	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	A-1-35
6.1	Organization; Qualification	A-1-35
6.2	Capital Stock and Other Matters	A-1-36
6.3	Corporate Authority; No Violation	A-1-36
6.4	Company Reports and Financial Statements	A-1-37
6.5	Absence of Certain Changes or Events	A-1-38

A-1-i

(continued)

Page
6.6	Investigations; Litigation	A-1-39
6.7	Compliance with Laws	A-1-39
6.8	Proxy Statement/Prospectus; Registration Statements	A-1-39
6.9	Information Supplied	A-1-39
6.10	Environmental Matters	A-1-40
6.11	Tax Matters	A-1-40
6.12	Benefit Plans	A-1-41
6.13	Labor Matters	A-1-43
6.14	Intellectual Property	A-1-43
6.15	Communications Regulatory Matters	A-1-43
6.16	Material Contracts	A-1-44
6.17	Company Real Property	A-1-45
6.18	Opinions of Company Financial Advisors	A-1-45
6.19	Brokers or Finders	A-1-45
6.20	Takeover Statutes	A-1-45
6.21	Certain Board Findings	A-1-45
6.22	Vote Required	A-1-46
6.23	Affiliate Transactions	A-1-46

ARTICLE VII	COVENANTS AND AGREEMENTS	A-1-46
7.1	Conduct of Business by the Company Pending the Merger	A-1-46
7.2	Conduct of Spinco Business Pending the Merger	A-1-49
7.3	Proxy Statement/Prospectus; Registration Statements	A-1-51
7.4	Stockholders Meeting	A-1-53
7.5	Efforts to Close	A-1-53
7.6	Regulatory Matters	A-1-54
7.7	Employee Matters	A-1-57
7.8	Certain Third Party Consents	A-1-57
7.9	Tax Matters	A-1-59
7.10	Access to Information	A-1-60
7.11	No Solicitation	A-1-60
7.12	Director and Officer Matters	A-1-62
7.13	Public Announcements	A-1-63
7.14	Notification	A-1-63
7.15	Control of Other Party’s Business	A-1-63
7.16	Financial Statements and Related Information	A-1-63
7.17	Directors of the Surviving Corporation	A-1-64
7.18	Financing	A-1-64
7.19	Accountants	A-1-66
7.20	Disclosure Controls	A-1-68
7.21	Listing	A-1-68
7.22	Ancillary Agreements	A-1-68
7.23	Directories Agreements	A-1-68
7.24	Realignment	A-1-68
7.25	California Disclosure	A-1-69
7.26	Joint Defense Agreement	A-1-69

A-1-ii

(continued)

Page

ARTICLE VIII	CONDITIONS TO THE MERGER	A-1-69
8.1	Conditions to the Obligations of Spinco, Verizon and the Company to Effect the Merger	A-1-69
8.2	Additional Conditions to the Obligations of Verizon and Spinco	A-1-71
8.3	Additional Conditions to the Obligations of the Company	A-1-71

ARTICLE IX	TERMINATION, AMENDMENT AND WAIVERS	A-1-72
9.1	Termination	A-1-72
9.2	Effect of Termination	A-1-73
9.3	Amounts Payable in Certain Circumstances	A-1-73
9.4	Amendment	A-1-74
9.5	Waivers	A-1-74

ARTICLE X	SURVIVAL; INDEMNIFICATION	A-1-74
10.1	Survival of Representations, Warranties and Agreements	A-1-74
10.2	Indemnification	A-1-74
10.3	Limitation on Claims for Indemnifiable Losses	A-1-75
10.4	Defense of Claims	A-1-76
10.5	Subrogation	A-1-77
10.6	Other Rights and Remedies	A-1-77

ARTICLE XI	MISCELLANEOUS	A-1-77
11.1	Expenses	A-1-77
11.2	Notices	A-1-78
11.3	Interpretation; Consent	A-1-79
11.4	Severability	A-1-80
11.5	Assignment; Binding Effect	A-1-80
11.6	No Third Party Beneficiaries	A-1-80
11.7	Limited Liability	A-1-80
11.8	Entire Agreement	A-1-80
11.9	Governing Law	A-1-80
11.10	Counterparts	A-1-80
11.11	Waiver of Jury Trial	A-1-80
11.12	Jurisdiction; Enforcement; Service of Process	A-1-80
11.13	Knowledge Convention	A-1-81

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Exhibits

Exhibit A	Company Disclosure Letter
Exhibit B	Verizon Disclosure Letter
Exhibit C	Spinco Disclosure Letter
Exhibit D	Video Transport Service Term Sheet
Exhibit E	Back Office Support Services Term Sheet
Exhibit F	Directories Non-Competition Agreement
Exhibit G	Directories Branding Agreement
Exhibit H	Directories Publishing Agreement

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of May 13, 2009 (this “Agreement”), is by and among VERIZON COMMUNICATIONS INC., a Delaware corporation (“Verizon”), NEW COMMUNICATIONS HOLDINGS INC., a Delaware corporation (“Spinco”), and FRONTIER COMMUNICATIONS CORPORATION, a Delaware corporation (the “Company”).

WHEREAS, Spinco is a newly formed, wholly-owned, direct Subsidiary of Verizon;

WHEREAS, on or prior to the Distribution Date (as such term, and each other capitalized term used herein and not defined, is defined in Article I hereof), and subject to the terms and conditions set forth in the Distribution Agreement entered into by and between Verizon and Spinco on the date hereof (the “Distribution Agreement”), GTE Corporation, a New York corporation (“GTE”), which is a majority-owned, direct Subsidiary of Verizon, will cause the formation of New Communications ILEC Holdings Inc. (“ILEC Spinco Holdings”), which will be a wholly-owned direct Subsidiary of GTE;

WHEREAS, on or prior to the Distribution Date, Verizon and GTE will transfer or cause to be transferred to ILEC Spinco Holdings certain Spinco Assets (including all of the capital stock of the ILEC Spinco Subsidiaries) and Spinco Liabilities in the manner set forth in the Distribution Agreement and will distribute all of the capital stock of ILEC Spinco Holdings to Verizon (such transfers and the distribution, the “Internal Spinoff”, and, together with any other internal distribution of stock made by the Verizon Group and any transfer of Spinco Assets and Spinco Liabilities made to the ILEC Spinco Subsidiaries in connection with the transactions contemplated by this Agreement and the Distribution Agreement, the “Internal Spinoffs”);

WHEREAS, on or prior to the Distribution Date, certain Subsidiaries of Verizon will transfer to Verizon or GTE, as the case may be, via intercompany distributions or sales or otherwise, certain Spinco Assets and Spinco Liabilities in the manner set forth in the Distribution Agreement (the “Internal Restructuring”);

WHEREAS, on or prior to the Distribution Date, Spinco will distribute to Verizon the Spinco Securities and pay to Verizon the Special Payment, all of which will occur in exchange for Verizon transferring to Spinco all of the capital stock of ILEC Spinco Holdings and certain other Spinco Assets and Spinco Liabilities relating to the non-ILEC portion of the Spinco Business in the manner set forth in the Distribution Agreement (the transactions described in this recital, collectively, the “Contribution”);

WHEREAS, upon the terms and subject to the conditions set forth in the Distribution Agreement, on the Distribution Date, Verizon will distribute all of the issued and outstanding shares of Spinco Common Stock to the Distribution Agent for the benefit of the holders of the outstanding Verizon Common Stock (the “Distribution”);

WHEREAS, at the Effective Time and immediately after the Distribution, the parties will effect the merger of Spinco with and into the Company, with the Company continuing as the surviving corporation, all upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company has (i) determined that the Merger and this Agreement are advisable, fair to, and in the best interests of, the Company and its stockholders and has approved this Agreement and the transactions contemplated hereby, including the Merger, and the issuance of shares of Company Common Stock pursuant to the Merger, and (ii) recommended the adoption by the stockholders of the Company of this Agreement;

WHEREAS, the Board of Directors of Spinco has (i) determined that the Merger and this Agreement are advisable, fair to, and in the best interests of, Spinco and its sole stockholder, Verizon, and has approved this Agreement and the Distribution Agreement and the transactions contemplated hereby and thereby, including the Contribution, the Distribution and the Merger, and (ii) recommended the adoption by Verizon, as the sole stockholder of Spinco, of this Agreement;

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WHEREAS, the Board of Directors of Verizon has approved this Agreement and the Distribution Agreement and the transactions contemplated hereby and thereby, including the Internal Spinoffs, the Internal Restructuring, the Contribution, the Distribution and the Merger;

WHEREAS, the parties to this Agreement intend that (i) each Internal Spinoff qualify as a distribution eligible for nonrecognition under Sections 355(a), 355(c) and/or 361(c) of the Code, as applicable; (ii) the Contribution, together with the Distribution, qualify as a tax-free reorganization under Section 368(a)(1)(D) of the Code, (iii) the Distribution qualify as a distribution of Spinco stock to Verizon stockholders eligible for nonrecognition under Sections 355(a) and 361(c) of the Code, (iv) no gain or loss be recognized by Verizon for federal income tax purposes in connection with the receipt of the Spinco Securities (as defined herein) or the consummation of the Debt Exchange (as defined herein), (v) the Special Payment qualify as money transferred to creditors or distributed to shareholders in connection with the reorganization within the meaning of Section 361(b)(1) of the Code, to the extent that Verizon distributes the Special Payment to its creditors and/or shareholders in connection with the Contribution, (vi) the Merger qualify as a tax-free reorganization pursuant to Section 368 of the Code, and (vii) no gain or loss be recognized as a result of such transactions for federal income tax purposes by any of Verizon, Spinco, and their respective stockholders and Subsidiaries (except to the extent of cash received in lieu of fractional shares); and

WHEREAS, the parties to this Agreement intend that, except as set forth in Section 2.3 of the Distribution Agreement, throughout the internal restructurings taken in contemplation of this Agreement, including the Internal Spinoffs, the Internal Restructurings, the Contribution and the Distribution, and throughout the Merger, the Spinco Business Employees shall maintain uninterrupted continuity of employment, compensation and benefits, and also for union represented employees, uninterrupted continuity of coverage under their collective bargaining agreements, in each case as contemplated by and provided in the Employee Matters Agreement.

NOW, THEREFORE, in consideration of these premises, the representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS

1.1 “Action” has the meaning set forth in Section 7.12(c).

1.2 “Additional Company SEC Documents” has the meaning set forth in Section 6.4(b).

1.3 “Affiliate” means a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, a specified Person. The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise; provided, however, that for purposes of this Agreement, (i) from and after the Distribution Date, no member of either Group shall be deemed an Affiliate of any member of the other Group and (ii) none of Cellco Partnership or any of its Subsidiaries shall be deemed Affiliates or Subsidiaries of Verizon.

1.4 “Aggregate Merger Consideration” has the meaning set forth in Section 3.1(a).

1.5 “Agreement” has the meaning set forth in the Preamble hereto.

1.6 “Approved for Listing” means, with respect to the shares of Company Common Stock to be issued pursuant to the Merger, that such shares have been approved for listing on the NYSE, subject to official notice of issuance.

A-1-2

1.7 “Assets” has the meaning set forth in the Distribution Agreement.

1.8 “Back Office Support Services Agreement” has the meaning set forth in Section 7.22.

1.9 “Blended Customer Contracts” has the meaning set forth in the Distribution Agreement.

1.10 “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable Law to close.

1.11 “CALEA” has the meaning set forth in Section 5.19(b).

1.12 “Certificate of Merger” has the meaning set forth in Section 2.3.

1.13 “Change of Board Recommendation” has the meaning set forth in Section 7.4(b).

1.14 “Closing” has the meaning set forth in Section 2.2.

1.15 “Closing Date” has the meaning set forth in Section 2.2.

1.16 “Closing Statement” has the meaning set forth in Section 3.1(a).

1.17 “Code” means the Internal Revenue Code of 1986, as amended from time to time.

1.18 “Communications Act” means the Communications Act of 1934, as amended.

1.19 “Company” has the meaning set forth in the Preamble hereto.

1.20 “Company Acquisition” means, in each case other than the Merger or as otherwise specifically contemplated by this Agreement, (i) any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving the Company or any of its Significant Subsidiaries; (ii) any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of the consolidated assets (including stock of the Company Subsidiaries) of the Company and the Company Subsidiaries, taken as a whole, constituting 15% or more of the total consolidated assets of the Company and the Company Subsidiaries, taken as a whole, or accounting for 15% or more of the total consolidated revenues of the Company and the Company Subsidiaries, taken as a whole, in any one transaction or in a series of transactions; (iii) any direct or indirect purchase or sale of or tender offer, exchange offer or any similar transaction or series of related transactions engaged in by any Person following which any Person (including any “group” as defined in Section 13(d)(3) of the Exchange Act) owns 15% or more of the outstanding shares of Company Common Stock; or (iv) any other substantially similar transaction or series of related transactions that would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement or the other Transaction Agreements.

1.21 “Company Acquisition Proposal” means any proposal regarding a Company Acquisition.

1.22 “Company Approvals” has the meaning set forth in Section 6.3(d).

1.23 “Company Average Price” means the average of the volume weighted averages of the trading prices of the Company Common Stock, as such prices are reported on the NYSE Composite Transactions Tape (as reported by Bloomberg Financial Markets or such other source as the parties shall agree in writing), for the 30 consecutive trading days ending on the third trading day immediately preceding the Effective Time; provided, however, that (x) if an ex-dividend date is set for the Company Common Stock during this 30-day period, then the trading price for a share of Company Common Stock for each day during the portion of such period that precedes such ex-dividend date shall be reduced by the amount of the dividend payable on a share of Company

A-1-3

Common Stock, (y) if such average of the volume weighted averages of the trading prices of the Company Common Stock exceeds $8.50, then the Company Average Price shall equal $8.50 and (z) if such average of the volume weighted averages of the trading prices of the Company Common Stock is less than $7.00, then the Company Average Price shall equal $7.00.

1.24 “Company Benefit Agreements” has the meaning set forth in Section 6.12(a).

1.25 “Company Benefit Plans” has the meaning set forth in Section 6.12(a).

1.26 “Company Board Recommendation” has the meaning set forth in Section 7.4(b).

1.27 “Company Common Stock” means the common stock, par value $0.25 per share, of the Company.

1.28 “Company Credit Agreements” means (i) the Credit Agreement, dated as of March 10, 2008, among the Company, CoBank, ACB, as the administrative agent, the lead arranger and a lender, and the other lenders party thereto, (ii) the Credit Agreement, dated as of May 18, 2007, among the Company, the lenders party thereto and Deutsche Bank AG New York Branch, as the administrative agent, (iii) the Credit Agreement, dated as of December 6, 2006, among the Company, CoBank, ACB, as the administrative agent, the lead arranger and a lender, and the other lenders party thereto and (iv) the Loan Agreement, dated as of October 24, 2001, by and between the Company and Rural Telephone Finance Cooperative, as amended, in each case as such agreement may be amended, supplemented or otherwise modified from time to time.

1.29 “Company Disclosure Letter” has the meaning set forth in the first paragraph of Article VI.

1.30 “Company Employee” has the meaning set forth in Section 6.12(a).

1.31 “Company Financial Statements” has the meaning set forth in Section 6.4(a)(i).

1.32 “Company Licenses” has the meaning set forth in Section 6.15(a).

1.33 “Company Material Contracts” has the meaning set forth in Section 6.16(a).

1.34 “Company Owned Real Property” means all real property owned by the Company or the Company Subsidiaries.

1.35 “Company Registration Statement” means the registration statement on Form S-4, including the Proxy Statement/Prospectus forming a part thereof, to be filed by the Company with the SEC to effect the registration under the Securities Act of the issuance of the shares of Company Common Stock into which shares of Spinco Common Stock will be converted pursuant to the Merger (as amended and supplemented from time to time).

1.36 “Company SEC Documents” has the meaning set forth in Section 6.4(a)(iv).

1.37 “Company Stockholders Meeting” has the meaning set forth in Section 7.4(a).

1.38 “Company Subsidiaries” means all direct and indirect Subsidiaries of the Company; provided, however, that none of Mohave Cellular Limited Partnership and its Subsidiaries shall be deemed Subsidiaries of the Company.
1.39 “Company Superior Proposal” has the meaning set forth in Section 7.11(b).

1.40 “Company Tax Counsel” means Cravath, Swaine & Moore LLP or any other nationally recognized law firm reasonably acceptable to Verizon.

A-1-4

1.41 “Company Third Party Intellectual Property” means any and all Intellectual Property Rights owned by any Person other than the Company or any of its Subsidiaries that is used or held for use in the conduct of the business of the Company.

1.42 “Company Voting Debt” has the meaning set forth in Section 6.2(b).

1.43 “Company’s Knowledge” has the meaning set forth in Section 11.13.

1.44 “Confidentiality Agreement” means the March 19, 2009 Nondisclosure Agreement between Verizon and the Company.

1.45 “Contract” or “agreement” means any loan or credit agreement, note, bond, indenture, mortgage, deed of trust, lease, sublease, franchise, permit, authorization, license, contract (including collective bargaining agreements, side letters, memoranda of agreement or understanding or any agreement of any kind), instrument, employee benefit plan or other binding commitment, obligation or arrangement, whether written or oral, but excluding any franchise, permit, authorization or license constituting a Company License or a Spinco License.

1.46 “Contributing Companies” has the meaning set forth in the Distribution Agreement.

1.47 “Contribution” has the meaning set forth in the fifth recital hereto.

1.48 “Controlling Person” has the meaning set forth in Section 10.2(a).

1.49 “Customer Data” means all customer information obtained in connection with the Spinco Business, in the form and content existing as of the Closing, related to the provisioning of products and services by Spinco or Spinco Subsidiaries in the Territory included in the Spinco Business to current and future customers in the Territory, including name, postal address, email address, telephone number, date of birth, account data, transaction data, demographic data, customer service data, and correspondence, together with any documents and information containing the foregoing; provided, however, the foregoing shall not include (i) any of the foregoing to the extent it is in the possession of Licensor or any U.S. Affiliate and was collected or used other than in connection with the operation of the Spinco Business, (ii) any information included in yellow or white pages listings or directories, in any form, (iii) any information required to be retained by Licensor and/or its Affiliates to comply with applicable law or regulation, (iv) any information publicly available, and (v) any information received by Licensor or its Affiliates from third parties.

1.50 “Cutover Plan Support Agreement” has the meaning set forth in the Distribution Agreement.

1.51 “Debt Exchange” has the meaning set forth in the Distribution Agreement.

1.52 “DGCL” means the General Corporation Law of the State of Delaware.

1.53 “Direct Claim” has the meaning set forth in Section 10.4(b).

1.54 “Directories” has the meaning set forth in Section 7.23.

1.55 “Directories Agreements” has the meaning set forth in Section 7.23.

1.56 “Disclosure Letters” means, collectively, the Verizon Disclosure Letter, the Spinco Disclosure Letter and the Company Disclosure Letter.

1.57 “Distribution” has the meaning set forth in the recitals hereto.

A-1-5

1.58 “Distribution Agreement” has the meaning set forth in the recitals hereto.

1.59 “Distribution Date” means the date that the Distribution becomes effective.

1.60 “Distribution Date Spinco Indebtedness” means the aggregate amount of Indebtedness, other than (i) any Indebtedness incurred to make the Special Payment and any Indebtedness represented by the Spinco Securities and (ii) any accrued and unpaid interest on any Indebtedness, in each case of Spinco and its Subsidiaries as of the opening of business on the Distribution Date, calculated pro forma for the Contribution.

1.61 “Distribution Fund” has the meaning set forth in Section 3.2(a).

1.62 “Distribution Tax Opinion” means a written opinion of Verizon Tax Counsel, addressed to Verizon and Spinco and dated as of the Distribution Date, in form and substance reasonably satisfactory to Verizon and (solely with respect to issues (i) as to whether Spinco recognizes gain or loss or (ii) for which the Company or Spinco may be liable under the Transaction Agreements) the Company, to the effect that (i) each of the Internal Spinoffs will qualify as a distribution eligible for nonrecognition under Sections 355(a), 355(c) and/or 361(c) of the Code, as applicable, (ii) the Distribution will qualify as a distribution of Spinco stock to the stockholders of Verizon eligible for nonrecognition under Sections 355(a) and 361(c) of the Code, pursuant to which no gain or loss will be recognized for federal income tax purposes by any of Verizon, Spinco or the stockholders of Verizon, except as to cash received in lieu of fractional shares by the stockholders of Verizon, and (iii) neither Verizon nor any member of the Verizon Group will recognize gain or loss for federal income tax purposes in connection with the receipt of the Spinco Securities or the consummation of the Debt Exchange.

1.63 “Distribution Tax Representations” has the meaning set forth in Section 7.9(c).

1.64 “Distribution/Merger Transfer Taxes” means (i) any sales, use, transfer, registration, recording, stamp, value added or other similar taxes or fees arising out of or attributable to the Internal Spinoffs, the Contribution, the Distribution, the Debt Exchange or the Internal Restructuring and (ii) any sales, use, transfer, registration, recording, stamp, value added or similar taxes or fees arising out of or attributable to the Merger.

1.65 “Effective Time” has the meaning set forth in Section 2.3.

1.66 “Employee Matters Agreement” means the Employee Matters Agreement entered into among Verizon, Spinco and the Company, dated as of the date hereof, as it may be amended from time to time.

1.67 “End Date” has the meaning set forth in Section 9.1(b).

1.68 “Environmental Claim” means administrative or judicial actions, suits, orders, liens, notices, violations or proceedings related to any applicable Environmental Law or Environmental Permit brought, issued or asserted by a Governmental Authority or any third party for compliance, damages, penalties, removal, response, remedial or other action pursuant to any applicable Environmental Law or resulting from the release of a Hazardous Material.

1.69 “Environmental Law” means any Law now in effect relating to the environment or Hazardous Materials, including the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §6901 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. §1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. §2601 et seq.; the Clean Air Act, 42 U.S.C. §7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. §3803 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. §2701 et seq.; the Emergency Planning and the Community Right-to-Know Act of 1986, 42 U.S.C. §1101 et seq.; the Hazardous Material Transportation Act, 49 U.S.C. §1801 et seq.; and any state or local counterparts or equivalents, in each case as amended from time to time.

A-1-6

1.70 “Environmental Permits” means all permits, licenses, approvals, authorizations or consents required by or issued by any Governmental Authority under any applicable Environmental Law and includes any and all orders, consent orders or binding agreements issued or entered into by a Governmental Authority under any applicable Environmental Law.

1.71 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

1.72 “ERISA Affiliate” means, with respect to any Person, any other Person or any trade or business, whether or not incorporated, that, together with such first Person, would be deemed a “single employer” within the meaning of section 4001(b) of ERISA.

1.73 “Excess Shares” has the meaning set forth in Section 3.3(b).

1.74 “Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations of the SEC promulgated thereunder.

1.75 “FCC” means the Federal Communications Commission.

1.76 “FCC Applications” has the meaning set forth in Section 7.6(b).

1.77 “FCC Rules” has the meaning set forth in Section 4.2(c).

1.78 “Financial Market Deferral” has the meaning set forth in Section 7.18(b).

1.79 “FiOS” has the meaning set forth in the Distribution Agreement.

1.80 “FiOS Intellectual Property Agreement” has the meaning set forth in the Distribution Agreement.

1.81 “FiOS Software License Agreement” has the meaning set forth in the Distribution Agreement.

1.82 “FiOS Trademark License Agreement” has the meaning set forth in the Distribution Agreement.

1.83 “Fort Wayne Data Center” has the meaning set forth in Section 7.24(c).

1.84 “Fully Diluted Number of Shares” means as of any date, the aggregate number of shares of Company Common Stock outstanding on such date (including any shares of restricted stock) assuming: (i) the prior exercise of all options and similar rights to purchase Company Common Stock; (ii) the prior conversion into, or exchange for, shares of Company Common Stock of all then issued and outstanding securities which are convertible into, or exchangeable for, shares of Company Common Stock; and (iii) the prior exercise of any similar subscription or other rights to acquire, or to cause the Company to issue, shares of Company Common Stock; provided, however, that notwithstanding the foregoing, “Fully Diluted Number of Shares” shall not prior to the occurrence of a Triggering Event (as defined in the Rights Plan) include shares of Company Common Stock issuable in connection with any exercise of rights to purchase Company Common Stock under the Rights Plan.

1.85 “GAAP” means United States generally accepted accounting principles.

1.86 “Governmental Authority” means any foreign, federal, state or local court, administrative agency, official board, bureau, governmental or quasi-governmental entities having competent jurisdiction over Verizon, Spinco or the Company, any of their respective Subsidiaries and any other tribunal or commission or other governmental department, authority or instrumentality or any subdivision, agency, mediator, commission or authority of competent jurisdiction.

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1.87 “Governmental Customer Contract” means any Contract to which a federal, state, county or municipal government, or any agency of any of the same, is party and pursuant to which the government or agency is the recipient of products or services.

1.88 “Group” means the Verizon Group or the Spinco Group, as the case may be.

1.89 “GTE” has the meaning set forth in the recitals hereto.

1.90 “Hazardous Material” means (a) substances that are defined or listed in, or otherwise classified pursuant to, any applicable laws or regulations as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “toxic substances,” “pollutants,” “contaminants,” or any other similar term that defines, lists, or classifies a substance by reason of such substance’s ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity, “EP toxicity” or adverse effect on human health or the environment, (b) oil, petroleum, or petroleum-derived substances, natural gas, natural gas liquids, synthetic gas, drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas, or geothermal resources, (c) any radioactive materials, (d) polychlorinated biphenyls, and (e) infectious waste.

1.91 “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

1.92 “Identified Persons” has the meaning set forth in Section 7.12(a).

1.93 “Identified Persons Releasors” has the meaning set forth in Section 7.12(b).

1.94 “ILEC” has the meaning set forth in the Distribution Agreement.

1.95 “ILEC Spinco Holdings” has the meaning set forth in the recitals hereto.

1.96 “ILEC Spinco Subsidiaries” has the meaning set forth in the Distribution Agreement.

1.97 “Indebtedness” means all indebtedness for borrowed money, including the aggregate principal amount thereof, and any accrued interest thereon.

1.98 “Indemnification Payment” means any amount of Losses required to be paid pursuant to this Agreement.

1.99 “Indemnitee” means any Person entitled to indemnification under this Agreement.

1.100 “Indemnitor” means any person or entity required to provide indemnification under this Agreement.

1.101 “Intellectual Property Agreement” means the Intellectual Property Agreement to be entered into among Licensor, Spinco and the Company, in the form attached to the Distribution Agreement.

1.102 “Intellectual Property Rights” means all United States and foreign issued and pending patents, trademarks, service marks, slogans, logos, trade names, service names, Internet domain names, trade styles, trade dress and other indicia of origin, and all goodwill associated with any of the foregoing, copyrights, copyrightable works, trade secrets, know-how, processes, methods, designs, computer programs, plans, specifications, data, inventions (whether or not patentable or reduced to practice), improvements, confidential, business and other information and all intangible property, proprietary rights and other intellectual property, and all registrations, applications and renewals (including divisionals, continuations, continuations-in-part, reissues, renewals, registrations, re-examinations and extensions) for, and tangible embodiments of, and all rights with respect to, any of the foregoing.

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1.103 “Internal Restructuring” has the meaning set forth in the recitals hereto.

1.104 “Internal Spinoff” and “Internal Spinoffs” have the meaning set forth in the recitals hereto.

1.105 “IRS” means the United States Internal Revenue Service or any successor agency thereto, including its agents, representatives and attorneys.

1.106 “IRS Ruling” means a private letter ruling from the IRS to the effect that (i) each Internal Spinoff will qualify as a distribution eligible for nonrecognition under Sections 355(a), 355(c) and/or 361(c) of the Code, as applicable; (ii) the Contribution, together with the Distribution, will qualify as a tax-free reorganization under Section 368(a)(1)(D) of the Code; (iii) the Distribution will qualify as a distribution of Spinco stock to Verizon stockholders eligible for nonrecognition under Sections 355(a) and 361(c) of the Code; (iv) neither Verizon nor any member of the Verizon Group will recognize gain or loss for federal income tax purposes in connection with the receipt of the Spinco Securities or the consummation of the Debt Exchange; (v) the Special Payment will qualify as money transferred to creditors or distributed to shareholders in connection with the reorganization within the meaning of Section 361(b)(1) of the Code, to the extent that Verizon distributes the Special Payment to its creditors and/or shareholders in connection with the transactions; and (vi) no gain or loss will be recognized as a result of such transactions for federal income tax purposes by any of Verizon, Spinco, and their respective stockholders and Subsidiaries (except to the extent of cash received in lieu of fractional shares).

1.107 “IRS Submission” has the meaning set forth in Section 7.9(a).

1.108 “Joint Defense Agreement” has the meaning set forth in Section 7.26.

1.109 “Law” means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority.

1.110 “Leased Real Property” has the meaning set forth in the Distribution Agreement.

1.111 “Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which any Person holds any Leased Real Property.

1.112 “Liabilities” has the meaning set forth in the Distribution Agreement.

1.113 “Licensor” means Verizon Patent and Licensing Inc.

1.114 “Liens” means all mortgages, deeds of trust, liens, security interests, pledges, capital leases, conditional sale contracts, sale-and-leaseback transactions, charges, hypothecations, assignments, easements, zoning restrictions, rights of way, deposit arrangements, purchase options, rights of first refusal and other encumbrances of every kind. For the avoidance of doubt, the license of Intellectual Property Rights shall not itself constitute a Lien.

1.115 “Losses” means any losses, liabilities, damages, deficiencies, costs and expenses (including reasonable out-of-pocket attorneys’ fees and expenses and including the reasonable costs and expenses of investigating and defending any indemnification claim), including all Taxes resulting from indemnification payments hereunder, (1) reduced by the amount of insurance proceeds recovered from any Person with respect thereto (after deducting related costs and expenses) and (2) excluding any such losses, liabilities, damages, costs and expenses to the extent that the underlying liability or obligation is the result of any action taken or omitted to be taken by any Indemnitee.

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1.116 “Material Adverse Effect” means, with respect to any business or Person, any state of facts, change, development, event, effect, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a materially adverse effect on the business, assets, properties, liabilities or condition (financial or otherwise) of such business or Person and its Subsidiaries, as applicable, taken as a whole, or that, directly or indirectly, prevents or materially impairs or delays the ability of such Person to perform its obligations under this Agreement; provided, however, that Material Adverse Effect shall not include facts, changes, developments, events, effects, conditions or occurrences (i) (A) generally affecting the rural, regional or nationwide wireline voice and data industry in the United States, including access line loss, regulatory and political developments and changes in Law or GAAP, or (B) generally affecting the economy or financial markets in the United States or the states where either Verizon operates the Spinco Business or the Company operates, (ii) resulting from the taking of any action required by this Agreement or the other Transaction Agreements in connection with the Merger; or (iii) resulting from any natural disaster, or any engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any act or acts of terrorism (in each case, so long as any such facts, changes, developments, events, effects, conditions or occurrences referenced in clause (i) or (iii) do not materially disproportionately impact such business or Person relative to others in the incumbent local exchange communications industry). Notwithstanding the foregoing, any fluctuation in the market price of such Person’s publicly traded common stock, separately and by itself, shall not be deemed to constitute or contribute to a Material Adverse Effect (it being understood that the foregoing shall not prevent a party from asserting that any fact, change, development, event, effect, condition or occurrence that may have contributed to such fluctuation in market price independently constitutes or contributes to a Material Adverse Effect).

1.117 “Material Company Owned Real Property” has the meaning set forth in Section 6.17(a).

1.118 “Materially Adverse Regulatory Condition” means any condition, obligation or restriction sought to be imposed on any of Spinco, any Spinco Subsidiary, Verizon, any Verizon Subsidiary or the Company or any Company Subsidiary in connection with obtaining a Telecommunications Regulatory Consent that, taken together with any other conditions or restrictions sought to be imposed to obtain any other Telecommunications Regulatory Consent, would reasonably be expected to be materially adverse to the Company, to Spinco or to Verizon (assuming for this purpose that the business, assets, properties and liabilities of each of (i) Verizon and all Verizon Subsidiaries and (ii) the Company and all Company Subsidiaries are comparable in size to those of Spinco and all Spinco Subsidiaries), disregarding for this purpose any condition or requirement on the Company or the Surviving Corporation (a) to make capital expenditures substantially consistent with the amounts and general categories of expenditures set forth in (x) the Company’s 2009 capital expenditure budget set forth in Section 7.1(h) of the Company Disclosure Letter or (y) Verizon’s 2009 capital expenditure budget for the Spinco Business set forth in Section 7.2(f) of the Spinco Disclosure Letter, (b) that is offered by the Company in its discretion at any time within nine months of the date hereof in an application for an order approving the transactions contemplated hereby or in any related filing or testimony made within nine months of the date hereof or (c) to abide by any written binding commitments made by Verizon or any Verizon Subsidiary with respect to the Spinco Business, or by the Company or any of its Subsidiaries, to any Governmental Authority prior to the date hereof.

1.119 “Merger” has the meaning set forth in Section 2.1.

1.120 “Merger Tax Opinion” has the meaning set forth in Section 7.9(d).

1.121 “Minimum Aggregate Consideration” means the number of shares of Company Common Stock that would equal 51% of the Fully Diluted Number of Shares of the Surviving Corporation immediately following the Merger.

1.122 “Minimum Aggregate Consideration Value” means the dollar value of a number of shares of Company Common Stock equal to the Minimum Aggregate Consideration, valued for this purpose using the Company Average Price.

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1.123 “Network Element” means any port network device, computer, server or other processing device connected to or used in support of the public switched voice, data, digital subscriber line and other networks of the Spinco Business, to the extent such element is located in the Territory and is used primarily in the support of the Spinco Business.

1.124 “Network Element Software” means the Verizon Third Party Intellectual Property consisting of system software and any application software, in each case in the form and content it exists as of the Closing Date, as and to the extent installed on Network Elements owned or leased by Spinco or the Spinco Subsidiaries as of the Closing, certain of which software is listed on Section 1.124 of the Spinco Disclosure Letter along with the Network Elements in which they are installed, but excluding any application software (other than application software that has been specifically designed and dedicated for a Network Element and is required for a Network Element to perform its video, voice or data function) which is licensed pursuant to a Retained Contract that (i) is licensed by any Person other than the Network Element supplier or (ii) is identified on Section 1.124 (ii) of the Spinco Disclosure Letter.

1.125 “Non-ILEC Spinco Subsidiary” has the meaning set forth in the Distribution Agreement.

1.126 “Non-Statutory Intellectual Property” means all unpatented inventions (whether or not patentable), trade secrets, know-how and proprietary information, including but not limited to (in whatever form or medium), discoveries, ideas, compositions, formulas, computer programs (including source and object codes), technical know-how, computer software documentation, database, drawings, designs, plans, business plans, product development and marketing plans, projections, engineering drawings and plans, network architecture drawings and plans, proposals, specifications, photographs, samples, models, processes, procedures, data, information, manuals, reports, financial, marketing and business data, and sales, pricing, and cost information, correspondence and notes; provided, however, that, notwithstanding anything to the contrary, the definition of “Non-Statutory Intellectual Property” shall not include any Statutory Intellectual Property.

1.127 “Notice Period” has the meaning set forth in Section 7.11(c)(i).

1.128 “NYSE” has the meaning set forth in Section 3.3(b).

1.129 “Order” means any decree, judgment, injunction, writ, ruling or other order of any Governmental Authority.

1.130 “Owned Real Property” has the meaning set forth in the Distribution Agreement.

1.131 “PBGC” means the U.S. Pension Benefit Guaranty Corporation.

1.132 “Per Share Merger Consideration” has the meaning set forth in Section 3.1(a).

1.133 “Permitted Encumbrances” means (A) statutory Liens for Taxes that are not due and payable as of the Closing Date, or that are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP; (B) mechanics liens and similar Liens for labor, materials or supplies provided, incurred in the ordinary course of business for amounts which are not due and payable or are subject to dispute and with respect to which reserves have been established in accordance with GAAP; (C) zoning restrictions, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon; (D) easements, covenants, conditions, restrictions and other similar matters of record affecting title to any real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon; (E) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; and (F) Liens disclosed in the Company SEC Documents or the Spinco Financial Statements, as applicable.

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1.134 “Person” or “person” means a natural person, corporation, company, joint venture, individual business trust, trust association, partnership, limited partnership, limited liability company or other entity, including a Governmental Authority.

1.135 “Proprietary Business Information” means any and all non-technical, non-public information included in the Non-Statutory Intellectual Property which is owned by Licensor or its U.S. Affiliates as of the Closing, after giving effect to the assignment contemplated by Section 2.1(a) of the Intellectual Property Agreement, and was used in the Spinco Business at any time during the 12 months prior to the Closing Date; provided, however, that Proprietary Business Information shall not include Spinco Customer Listing Data (as defined in the Intellectual Property Agreement).

1.136 “Proxy Statement/Prospectus” means the letters to Company stockholders, notices of meeting, proxy statement and forms of proxies to be distributed to Company stockholders in connection with the Merger and the transactions contemplated by this Agreement and any additional soliciting material or schedules required to be filed with the SEC in connection therewith, and that may be included in the Company Registration Statement, it being understood that it is possible that the Company Registration Statement will not be declared effective and mailed to the Verizon stockholders substantially contemporaneously with the mailing of the Proxy Statement/Prospectus to the Company stockholders, and, if it is not so contemporaneously mailed to the Verizon stockholders, the prospectus included in the Company Registration Statement at the time of its mailing to the Verizon stockholders may be different than the Proxy Statement/Prospectus mailed to the Company stockholders. This Proxy Statement/Prospectus shall not incorporate any disclosure by reference to any other filings with the SEC.

1.137 “Realignment” has the meaning set forth in Section 7.24.

1.138 “Real Property Interests” means all easements, rights of way, and licenses in the real property of Spinco that are used primarily in the operation of the Spinco Business, and excluding all Spinco Owned Real Property and property and interests subject to Spinco Leases and Spinco Subleases.

1.139 “Record Date” has the meaning set forth in the Distribution Agreement.

1.140 “Redactable Information” has the meaning set forth in Section 7.9(a).

1.141 “Registration Statements” means the Company Registration Statement and the Spinco Registration Statement.

1.142 “Regulation S-K” means Regulation S-K promulgated under the Exchange Act.

1.143 “Regulatory Law” has the meaning set forth in Section 7.6(h).

1.144 “Required Payment Amount” means the aggregate amount, if any, of all amounts required to be paid, refunded, deferred, escrowed, or foregone pursuant to an order, settlement agreement or otherwise (including in the form of any contribution or transfer of Assets or assumption or retention of Liabilities, measured at fair market value and assuming the maximum amount of any contingent amount is paid or foregone and the full amount of any deferred, contingent or escrowed amount is not received) by Verizon or its Subsidiaries, other than post-Closing obligations of Spinco or any Spinco Subsidiary, as a condition to obtaining any consent of any Governmental Authority in the Territory required to consummate the Distribution or the Merger or to complying with any order approving the Distribution and the Merger.

1.145 “Requisite Approval” has the meaning set forth in Section 6.22.

1.146 “Restraint” has the meaning set forth in Section 8.1(h).

1.147 “Retained Contract” has the meaning set forth in the Distribution Agreement.

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1.148 “Retained Customer Accounts” has the meaning set forth in the Distribution Agreement.

1.149 “Rights Plan” means the stockholder rights plan described in the Rights Agreement, dated as of March 6, 2002, between the Company and Mellon Investor Services LLC, as amended.

1.150 “Ruling Request” has the meaning set forth in Section 7.9(a).

1.151 “Sarbanes-Oxley Act” has the meaning set forth in Section 6.4(c).

1.152 “SEC” means the U.S. Securities and Exchange Commission.

1.153 “Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

1.154 “Settlement Requirements” has the meaning set forth in Section 10.4(a).

1.155 “Significant Subsidiary” has the meaning set forth in Rule 1-02 of Regulation S-X promulgated under the Exchange Act.

1.156 “Software License Agreement” means the Software License Agreement to be entered into between an Affiliate of Verizon, Spinco and the Company, in the form attached to the Distribution Agreement.

1.157 “Solvency Opinion” has the meaning set forth in Section 8.1(k).

1.158 “Special Payment” has the meaning set forth in the Distribution Agreement.

1.159 “Special Payment Financing” has the meaning set forth in Section 7.18(a).

1.160 “Specified Contract” has the meaning set forth in Section 7.6(j).

1.161 “Spinco” has the meaning set forth in the Preamble hereto.

1.162 “Spinco Assets” has the meaning set forth in the Distribution Agreement.

1.163 “Spinco Benefit Agreements” has the meaning set forth in Section 5.12(a).

1.164 “Spinco Benefit Plans” has the meaning set forth in Section 5.12(a).

1.165 “Spinco Business” has the meaning set forth in the Distribution Agreement.

1.166 “Spinco Business Employees” has the meaning set forth in Section 5.12(a).

1.167 “Spinco Closing Equity Value” means the amount equal to the sum of (A) $5.247 billion plus (B) the Required Payment Amount, if any.

1.168 “Spinco Common Stock” means the common stock, par value $0.01 per share, of Spinco.

1.169 “Spinco Disclosure Letter” has the meaning set forth in the first paragraph of Article V.

1.170 “Spinco Financial Statements” has the meaning set forth in Section 5.4(a).

1.171 “Spinco Group” means Spinco and the Spinco Subsidiaries.

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1.172 “Spinco Leases” has the meaning set forth in Section 5.18(b).

1.173 “Spinco Liabilities” has the meaning set forth in the Distribution Agreement.

1.174 “Spinco Licenses” has the meaning set forth in Section 5.19(a).

1.175 “Spinco Material Contracts” has the meaning set forth in Section 5.15(a).

1.176 “Spinco Owned Real Property” means all Owned Real Property of Spinco or Spinco Subsidiaries after giving effect to the Contribution.

1.177 “Spinco Registration Statement” means any registration statement on Form S-1 or such other form, if any, as may be required by the Securities Act to be filed by Spinco with the SEC to effect the registration under the Securities Act of the issuance of the shares of Spinco Common Stock to be issued in the Distribution; any registration statement on Form 10 or such other form, if any, as may be required by the Exchange Act to be filed by Spinco with the SEC to effect the registration of the Spinco Common Stock pursuant to the requirements of the SEC’s Staff Legal Bulletin No. 4; and/or any such other form as may be permitted or required to be filed by the SEC in connection with the issuance or distribution of the Spinco Common Stock (in each case, as amended and supplemented from time to time).

1.178 “Spinco Securities” has the meaning set forth in the Distribution Agreement.

1.179 “Spinco Stockholder Approval” has the meaning set forth in Section 5.16.

1.180 “Spinco Subleases” has the meaning set forth in Section 5.18(b).

1.181 “Spinco Subsidiaries” means all direct and indirect Subsidiaries of Spinco immediately following the Contribution.

1.182 “Spinco Value Shortfall” means the amount, if any, by which (i) the Minimum Aggregate Consideration Value exceeds (ii) the Spinco Closing Equity Value.

1.183 “Spinco Voting Debt” has the meaning set forth in Section 5.2(c).

1.184 “Spinco’s Knowledge” has the meaning set forth in Section 11.13.

1.185 “State PUC Application” has the meaning set forth in Section 7.6(b).

1.186 “State Regulators” has the meaning set forth in Section 5.19(a).

1.187 “Statutory Intellectual Property” means all (i) United States patents and patent applications of any kind, (ii) United States works of authorship, mask-works, copyrights, and copyright and mask work registrations and applications for registration, (iii) Trademarks, and (iv) any rights or licenses in the foregoing.

1.188 “Subsidiary” means, with respect to any Person (but subject to the proviso in the definition of Affiliate), a corporation, partnership, association, limited liability company, trust or other form of legal entity in which such Person, a Subsidiary of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, has either (i) a majority ownership in the equity thereof, (ii) the power, under ordinary circumstances, to elect, or to direct the election of, a majority of the board of directors or other analogous governing body of such entity, or (iii) the title or function of general partner or manager, or the right to designate the Person having such title or function.

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1.189 “Surviving Corporation” has the meaning set forth in Section 2.1.

1.190 “Surviving Corporation Indemnitees” means the Surviving Corporation, each Affiliate of the Surviving Corporation (including all Subsidiaries of the Surviving Corporation) and their respective directors, officers, agents and employees.

1.191 “Surviving Corporation Releasors” has the meaning set forth in Section 7.12(b).

1.192 “Tariffs” has the meaning set forth in Section 7.6(j).

1.193 “Tax” or “Taxes” means (i) all taxes, charges, fees, duties, levies, imposts, required deposits, rates or other assessments or governmental charges of any kind imposed by any federal, state, local or foreign Taxing Authority, including income, gross receipts, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including Taxes under Section 59A of the Code), custom duties, property (including real, personal or intangible), sales, use, license, capital stock, transfer, franchise, registration, payroll, withholding, social security (or similar), unemployment, disability, value added, alternative or add-on minimum or other taxes, whether disputed or not, and including any interest, penalties or additions attributable thereto; (ii) liability for the payment of any amount of the type described in clause (i) above arising as a result of being (or having been) a member of any consolidated, combined, unitary or similar group or being (or having been) included or required to be included in any Tax Return related thereto (including pursuant to U.S. Treasury Regulation § 1.1502-6); and (iii) liability for the payment of any amount of the type described in clauses (i) or (ii) above as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other Person.

1.194 “Tax-Free Status of the Transactions” means each of the intended tax consequences specified in the eleventh recital hereto.

1.195 “Tax Return” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended tax return, claim for refund or declaration of estimated tax) required to be supplied to, or filed with, a Taxing Authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

1.196 “Tax Sharing Agreement” means the Tax Sharing Agreement entered into on the date hereof, among Verizon, the Company, Spinco and the ILEC Spinco Subsidiaries, as such agreement may be amended from time to time.

1.197 “Taxing Authority” means any Governmental Authority or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the IRS).

1.198 “Telecommunications Regulatory Consents” has the meaning set forth in Section 7.6(c).

1.199 “Termination Date” means the date, if any, on which this Agreement is terminated pursuant to Section 9.1.

1.200 “Territory” has the meaning set forth in the Distribution Agreement.

1.201 “Third Party Claim” has the meaning set forth in Section 10.4(a).

1.202 “Transaction Agreements” means this Agreement, the Distribution Agreement, the Cutover Plan Support Agreement, the Employee Matters Agreement, the Intellectual Property Agreement, the Software License Agreement, the FiOS Intellectual Property Agreement, the FiOS Software License Agreement, the FiOS Trademark License Agreement, the Joint Defense Agreement and the Tax Sharing Agreement.

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1.203 “Trademarks” means trademarks, tradenames, applications for trademark registration, service marks, applications for service mark registration, domain names, registrations and applications for registrations pertaining thereto, and all goodwill associated therewith.

1.204 “Transferred Affiliate Arrangement” has the meaning set forth in the Distribution Agreement.

1.205 “U.S. Affiliate” means any Affiliate of Verizon that is incorporated in and operates solely in the United States, but specifically excluding Verizon Wireless and any of its Subsidiaries.

1.206 “Verizon” has the meaning set forth in the Preamble hereto.

1.207 “Verizon Approvals” has the meaning set forth in Section 4.2(c).

1.208 “Verizon Common Stock” means the common stock, par value $0.10 per share, of Verizon.

1.209 “Verizon Disclosure Letter” has the meaning set forth in the first paragraph of Article IV.

1.210 “Verizon Group” means Verizon and the Verizon Subsidiaries.

1.211 “Verizon Indemnitees” means Verizon, each Affiliate of Verizon (including all Verizon Subsidiaries) and their respective directors, officers, agents and employees.

1.212 “Verizon Interconnection Agreements” has the meaning set forth in Section 7.6(k).

1.213 “Verizon IP Consent” means any authorizations, approvals, consents or waivers required by any Person, other than Verizon or any of its Subsidiaries, pursuant to their Contract rights (including any right to receive upgrades or maintenance, support or similar services, if any) in respect of any Verizon Third Party Intellectual Property in connection with the consummation by Verizon and its Subsidiaries of the transactions contemplated by the Distribution Agreement or this Agreement.

1.214 “Verizon IP Consent Costs” has the meaning set forth in Section 7.8(b).

1.215 “Verizon Subsidiaries” means all direct and indirect Subsidiaries of Verizon immediately after the Distribution Date, assuming that the Distribution has occurred in accordance with the Distribution Agreement.

1.216 “Verizon Tax Counsel” means Debevoise & Plimpton LLP.

1.217 “Verizon Third Party Consents” means the authorizations, approvals, consents or waivers required by any Person, other than Verizon or any of its Subsidiaries, pursuant to their Contract rights (other than authorizations, approvals, consents or waivers in respect of any Verizon Third Party Intellectual Property or constituting Telecommunications Regulatory Consents or other consents in respect of telecommunications regulatory matters) in connection with the consummation by Verizon and its Subsidiaries of the transactions contemplated by the Distribution Agreement or this Agreement.

1.218 “Verizon Third Party Intellectual Property” means any and all Intellectual Property Rights owned by any Person other than Verizon or any of its Subsidiaries, that is used or held for use in the conduct of the Spinco Business, without regard as to whether Verizon or any of its Subsidiaries has any rights therein or the right to assign such rights to Spinco or the Spinco Subsidiaries.

1.219 “Verizon Wireless” means Cellco Partnership d/b/a Verizon Wireless, a Delaware general partnership.

1.220 “Video Transport Service Agreement” has the meaning set forth in Section 7.22.

1.221 “Volume Commitments” has the meaning set forth in Section 7.6(j).

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1.222 “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local law, regulation or ordinance.

ARTICLE II

THE MERGER

2.1 The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement, Spinco shall be merged with and into the Company (the “Merger”) in accordance with the applicable provisions of the DGCL, the separate existence of Spinco shall cease and the Company shall continue as the surviving corporation of the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Spinco in accordance with the DGCL and upon the terms set forth in this Agreement.

2.2 Closing. Unless the transactions herein contemplated shall have been abandoned and this Agreement terminated pursuant to Section 9.1, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall take place, subject to Section 7.18, no later than 2:00 p.m., prevailing eastern time, on the last Business Day of the month in which, on such last Business Day, the conditions set forth in Article VIII (other than those that are to be satisfied by action at the Closing) are satisfied or, to the extent permitted by applicable Law, waived (but in any event not earlier than the last Business Day of April 2010), unless otherwise agreed upon in writing by the parties (the “Closing Date”), at the offices of counsel to Verizon or such other location as may be agreed upon in writing by the parties.

2.3 Effective Time. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, a certificate of merger shall be filed with the Secretary of State of the State of Delaware with respect to the Merger (the “Certificate of Merger”), in such form as is required by, and executed in accordance with, the applicable provisions of the DGCL. The Merger shall become effective at the time of filing of the Certificate of Merger or at such later time as the parties hereto may agree and as is provided in the Certificate of Merger. The date and time at which the Merger shall become so effective is herein referred to as the “Effective Time.”

2.4 Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Spinco shall vest in the Surviving Corporation, and all debts, liabilities, duties and obligations of the Company and Spinco shall become the debts, liabilities, duties and obligations of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter duly amended in accordance with such certificate of incorporation and applicable Law.

(b) At the Effective Time, the bylaws of the Company as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter duly amended in accordance with the certificate of incorporation of the Surviving Corporation, such bylaws and applicable Law.

2.6 Directors and Officers of the Surviving Corporation. Subject to Section 7.17, the directors of the Company at the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation. Such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

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2.7 Potential Restructuring of Transactions. If, prior to the date on which the Company intends to commence solicitation of proxies for use at the Company Stockholders Meeting, the IRS notifies Verizon that the IRS will not issue the IRS Ruling in whole or in part, then, during the ensuing 30-day period, the parties will collaborate reasonably and in good faith in order to determine a possible alternative structure for the transactions contemplated hereby that the parties determine, with the assistance of their respective tax advisors, will either make likely the receipt from the IRS of the IRS Ruling or eliminate the necessity for an IRS Ruling, in either case, without (a) substantially increasing the costs to any party associated with the transactions contemplated hereby, (b) causing the performance of the covenants and agreements of any party hereunder to become substantially more burdensome, (c) substantially increasing the regulatory or other consents or approvals required to consummate the transactions contemplated hereby, or (d) otherwise resulting in any substantial impediment to the consummation of the transactions contemplated hereby. In the event the parties reasonably, and in good faith, agree upon such an alternative structure, they shall be obligated, as soon as practicable thereafter, to modify the covenants and agreements set forth in this Agreement and the other Transaction Agreements accordingly to reflect the change in transaction structure referenced in the immediately preceding sentence. In furtherance of the foregoing, each of the parties shall take all action reasonably necessary to modify the Ruling Request to reflect the transactions as so modified and effectuate the change in transaction structure contemplated by this Section 2.7, and each such party shall use all commercially reasonable efforts to cause the transactions contemplated hereby, as so modified, to be consummated as soon as practicable thereafter. To the extent that the filing or effectiveness of the materials necessary for the solicitation of proxies for use at the Company Stockholders Meeting is delayed in order to afford the parties the time necessary to obtain a response with respect to the IRS Ruling such delay will be deemed to not constitute, nor constitute any basis for a claim of, a breach of the Company’s covenants under Article VII hereof or otherwise. The parties acknowledge that, subject to the limitations set forth in Section 2.4(d) of the Distribution Agreement, Verizon may elect pursuant to Section 2.4(d) of the Distribution Agreement to change the structure of certain transactions contemplated in the recitals hereto and to make amendments to this Agreement in order to reflect such changes.

ARTICLE III

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Spinco, the Company or any holder of any Spinco Common Stock or Company Common Stock:

(a) All of the shares of Spinco Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled in accordance with Section 3.1(b)) shall be automatically converted into an aggregate number of duly authorized, validly issued, fully paid and nonassessable shares of Company Common Stock equal to the quotient of (x) the Spinco Closing Equity Value divided by (y) the Company Average Price (the “Aggregate Merger Consideration”); provided, however, that to the extent the Aggregate Merger Consideration would be less than the Minimum Aggregate Consideration, then (i) the Minimum Aggregate Consideration shall be used in place of the Aggregate Merger Consideration and (ii) Verizon shall, at its option, either make a payment in cash to the Surviving Corporation on the Closing Date equal to the Spinco Value Shortfall or reduce the aggregate amount of the Spinco Securities and/or the Special Payment by the Spinco Value Shortfall. In connection with the foregoing, no later than three Business Days prior to the Effective Time, Verizon and Spinco shall deliver to the Company a statement (the “Closing Statement”), certified by an officer of Verizon and accompanied by reasonable supporting detail, setting forth the amount of, and identifying, all Distribution Date Spinco Indebtedness. Each share of Spinco Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically converted into a number of shares of Company Common Stock equal to (1) the Aggregate Merger Consideration (or, if applicable, the Minimum Aggregate Consideration) divided by (2) the aggregate number of shares of Spinco Common Stock issued and outstanding as of immediately prior to the Effective Time (the “Per Share Merger Consideration”).

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(b) Each share of Spinco Common Stock held by Spinco as treasury stock immediately prior to the Effective Time shall be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor.

(c) Each share of Spinco Common Stock issued and outstanding immediately prior to the Effective Time, when converted in accordance with this Section 3.1, shall no longer be outstanding and shall automatically be canceled and shall cease to exist.

(d) Each share of Company Common Stock that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding following the Effective Time.

3.2 Distribution of Per Share Merger Consideration.

(a) Agent. Prior to or at the Effective Time, the Company shall deposit with the Agent (as defined in the Distribution Agreement), for the benefit of persons entitled to receive shares of Spinco Common Stock in the Distribution and for distribution in accordance with this Article III, through the Agent, certificates or book-entry authorizations representing the shares of Company Common Stock (such shares of Company Common Stock being hereinafter referred to as the “Distribution Fund”) issuable pursuant to Section 3.1 upon conversion of outstanding shares of Spinco Common Stock. The Agent shall, pursuant to irrevocable instructions, deliver the Company Common Stock contemplated to be issued pursuant to Section 3.1 from the shares of Company Common Stock held in the Distribution Fund. If the Company deposits such shares into the Distribution Fund prior to the Effective Time and the Merger is not consummated, the Agent shall promptly return such shares to the Company. The Distribution Fund shall not be used for any other purpose.

(b) Distribution Procedures. At the Effective Time, all shares of Spinco Common Stock shall be converted into shares of Company Common Stock pursuant to, and in accordance with the terms of, this Agreement, immediately following which the Agent shall distribute on the same basis as the shares of Spinco Common Stock would have been distributed in the Distribution and to the persons entitled to receive Spinco Common Stock in the Distribution, in respect of the outstanding shares of Verizon Common Stock held by holders of record of Verizon Common Stock on the Record Date, all of the shares of Company Common Stock into which the shares of Spinco Common Stock that otherwise would have been distributed in the Distribution have been converted pursuant to the Merger. Each person entitled to receive Spinco Common Stock in the Distribution shall be entitled to receive in respect of the shares of Spinco Common Stock otherwise distributable to such person a certificate or book-entry authorization representing the number of whole shares of Company Common Stock that such holder has the right to receive pursuant to this Article III (and cash in lieu of fractional shares of Company Common Stock, as contemplated by Section 3.3) (and any dividends or distributions pursuant to Section 3.2(c)). The Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Company Common Stock held by it from time to time hereunder. The Company agrees that, from and after the Effective Time, those holders of record of Verizon Common Stock who have become holders of record of Company Common Stock by virtue of the Distribution and the Merger shall be holders of record of Company Common Stock for all purposes for so long as they hold such Company Common Stock.

(c) Distributions with Respect to Undistributed Shares. No dividends or other distributions declared or made after the Effective Time with respect to Company Common Stock with a record date after the Effective Time shall be paid with respect to any shares of Company Common Stock that have not been distributed by the Agent promptly after the Effective Time, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable Laws, following the distribution of any such previously undistributed shares of Company Common Stock, there shall be paid to the record holder of such shares of Company Common Stock, without interest (i) at the time of such distribution, the amount of cash payable in lieu of fractional shares of Company Common Stock to which such holder is entitled pursuant to Section 3.3 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Company Common Stock

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and (ii) at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such shares and a payment date subsequent to the distribution of such shares payable with respect to such whole shares of Company Common Stock.

(d) No Further Ownership Rights in Spinco Common Stock. All shares of Company Common Stock issued in respect of shares of Spinco Common Stock (including any cash paid pursuant to Section 3.3) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Spinco Common Stock.

(e) Termination of Distribution Fund. Any portion of the Distribution Fund made available to the Agent that remains undistributed to the former stockholders of Spinco on the one-year anniversary of the Effective Time shall be delivered to the Company, upon demand, and any former stockholders of Spinco who have not received shares of Company Common Stock in accordance with this Article III shall thereafter look only to the Company for payment of their claim for shares of Company Common Stock and any dividends, distributions or cash in lieu of fractional shares with respect to such Company Common Stock (subject to any applicable abandoned property, escheat or similar Law). If and to the extent the Company does not receive the Distribution Fund from the Agent, the former stockholders of Spinco shall look only to the Agent to complete the transfer or payment.

(f) No Liability. None of Spinco, the Surviving Corporation or the Agent shall be liable to any holder of shares of Spinco Common Stock or any holder of shares of Verizon Common Stock for any shares of Company Common Stock (or dividends or distributions with respect thereto or with respect to shares of Spinco Common Stock) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Closing of Transfer Books. From and after the Effective Time, the stock transfer books of Spinco shall be closed and no transfer shall be made of any shares of capital stock of Spinco that were outstanding immediately prior to the Effective Time.

(h) Withholding Rights. Spinco, the Company and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Spinco Common Stock such amounts as they determine in good faith are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the recipient.

3.3 Fractional Shares.

(a) No fractional shares of Company Common Stock shall be issued in the Merger and no dividend or distribution with respect to Company Common Stock shall be payable on or with respect to any fractional share interests and such fractional share interests will not entitle the owner thereof to any rights of a stockholder of the Company.

(b) As promptly as practicable following the Effective Time, the Agent shall determine the excess of (x) the number of shares of Company Common Stock delivered to the Agent by the Company pursuant to Section 3.2(a) over (y) the aggregate number of whole shares of Company Common Stock to be distributed in respect of shares of Spinco Common Stock pursuant to Section 3.2(b) (such excess, the “Excess Shares”). As soon after the Effective Time as practicable, the Agent, as agent for the applicable holders, shall sell the Excess Shares at the then prevailing prices on the New York Stock Exchange (the “NYSE”), in the manner provided in paragraph (c) of this Section 3.3.

(c) The sale of the Excess Shares by the Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The Agent shall use all reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as is practicable

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consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of any such sale or sales have been distributed in respect of such shares of Spinco Common Stock, the Agent will hold such proceeds in trust for the applicable holders. The Surviving Corporation shall pay all commissions, transfer taxes and other out-of-pocket transaction costs of the Agent incurred in connection with such sale or sales of Excess Shares. In addition, the Surviving Corporation shall pay the Agent’s compensation and expenses in connection with such sale or sales. The Agent shall determine the portion of such net proceeds to which each applicable holder shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction the numerator of which is the amount of the fractional share interest to which such holder of Spinco Common Stock is entitled (after taking into account all shares of Spinco Common Stock then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Spinco Common Stock are entitled.

(d) As soon as practicable after the determination of the amount of cash, if any, to be paid in respect of Spinco Common Stock with respect to any fractional share interests, the Agent shall pay such amounts to the applicable holders.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF VERIZON

Except as disclosed in the corresponding section of the Disclosure Letter delivered by Verizon to the Company immediately prior to the execution of this Agreement (the “Verizon Disclosure Letter”), Verizon hereby represents and warrants to the Company as follows:

4.1 Organization; Qualification. Verizon is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Verizon and its Subsidiaries has all requisite corporate power and authority to own, lease and operate the Spinco Assets. Each of the Contributing Companies is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the Spinco Assets or the nature of the Spinco Business operated by it makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

4.2 Corporate Authority; No Violation.

(a) Verizon has the corporate power and authority to enter into this Agreement and each other Transaction Agreement to which it is or as of the Effective Time will be a party and to carry out its obligations hereunder and thereunder. The execution, delivery and performance by Verizon of this Agreement and each other Transaction Agreement to which it is or as of the Effective Time will be a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Verizon, except for such further action of the Board of Directors of Verizon required to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Board of Directors of Verizon (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Distribution Agreement). This Agreement has been duly executed and delivered by Verizon and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding agreement of Verizon, enforceable against Verizon in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies). As of the Distribution Date, each other Transaction Agreement to which Verizon or one of its Subsidiaries is a party will have been duly executed and delivered by Verizon or such Subsidiary and, assuming the due authorization, execution and delivery by the other parties thereto, will constitute a legal, valid and binding agreement of Verizon or such Subsidiary, as applicable, enforceable against Verizon or such Subsidiary, as applicable, in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

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(b) Neither the execution and delivery by Verizon of this Agreement and other Transaction Agreements to which it is or as of the Effective Time will be a party nor the consummation by Verizon of the transactions contemplated hereby or thereby, or performance by Verizon of any of the provisions hereof or thereof, will (i) violate or conflict with any provisions of Verizon’s certificate of incorporation or bylaws; (ii) assuming the consents and approvals contemplated by Section 4.2(c) are obtained, result in a default (or an event that, with notice or lapse of time or both, would become a default) or give rise to any right of termination by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under, any Contract to which Verizon or any of its Subsidiaries is a party or by which Verizon or any of its Subsidiaries is bound or affected; (iii) result in the creation of a Lien on any of the issued and outstanding shares of Spinco Common Stock, capital stock of any Spinco Subsidiary or on any of the Spinco Assets pursuant to any Contract to which Verizon or any of its Subsidiaries (including Spinco and its Subsidiaries) is a party or by which Verizon or its Subsidiaries is bound or affected; or (iv) assuming the consents and approvals contemplated by Section 4.2(c) are obtained, violate or conflict with any Order or Law applicable to Verizon or any of its Subsidiaries (including Spinco and its Subsidiaries), or any of the properties, business or assets of any of the foregoing, other than, in the case of each of clauses (ii) through (iv), any such violation, conflict, default, right, loss or Lien which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

(c) Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) the Communications Act and applicable rules and regulations thereunder and the rules, regulations, written policies, instructions and orders of the FCC (the “FCC Rules”), (vi) approvals required in connection with the transfer of Real Property Interests and the assignment or novation of Governmental Customer Contracts and (vii) the approvals set forth on Section 4.2(c) of the Verizon Disclosure Letter (the approvals contemplated by clauses (i) through (vii), collectively, the “Verizon Approvals”), no authorization, consent or approval of, or filing with, any Governmental Authority is necessary for the consummation by Verizon or Spinco or any of the Contributing Companies of the transactions contemplated by this Agreement and the other Transaction Agreements, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business. Notwithstanding the foregoing, although the approvals set forth in Section 4.2(c) of the Verizon Disclosure Letter constitute all those authorizations, consents, approvals and filings that Verizon reasonably believes, as of the date of this Agreement, are necessary to obtain or make prior to consummation of the transactions contemplated by this Agreement, additional State Regulators or other Governmental Authorities not set forth in Section 4.2(c) of the Verizon Disclosure Letter may require or seek to require Verizon to obtain authorizations, consents or approvals, or make filings, prior to consummation of the transactions contemplated by this Agreement, and if such additional authorizations, consents, approval or filings are required, Verizon’s representations and warranties in this Section 4.2(c) shall not be deemed to have failed to be true and correct on account of such requirement with respect to authorizations, consents, approvals or filings not set forth in Section 4.2(c) of the Verizon Disclosure Letter.

4.3 Information Supplied. All documents that Verizon or any Verizon Subsidiary is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby and by each other Transaction Agreement will comply in all material respects with the provisions of applicable Law. All information supplied or to be supplied by Verizon or any Verizon Subsidiary in any document, other than the Proxy Statement/Prospectus or the Registration Statements (which are addressed in Section 5.8 hereof), filed with any Governmental Authority in connection with the transactions contemplated hereby and by the other Transaction Agreements will be, at the time of filing, at the Distribution Date and at the Effective Time, true and correct in all material respects.

4.4 Brokers or Finders. Other than any arrangement that may be entered into after the date hereof (which shall be the exclusive liability and obligation of Verizon and not any other party hereto), the material terms of which shall be disclosed to the Company, no agent, broker, investment banker, financial advisor or other similar Person is or will be entitled, by reason of any agreement, act or statement by Verizon or any of its Subsidiaries,

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directors, officers or employees, to any financial advisory, broker’s, finder’s or similar fee or commission, to reimbursement of expenses or to indemnification or contribution in connection with any of the transactions contemplated by this Agreement or other Transaction Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF VERIZON AND SPINCO

Except as disclosed in the corresponding section of the Disclosure Letter delivered by Spinco to the Company immediately prior to the execution of this Agreement (the “Spinco Disclosure Letter”), Verizon and Spinco, jointly and severally, represent and warrant to the Company as follows:

5.1 Organization, Qualification.

(a) Spinco and each of the Spinco Subsidiaries (i) is, or on the date of its incorporation will be, a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has, or will have, all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted or as proposed to be conducted, and (iii) is, or will be, duly qualified and licensed to do business and is, or will be, in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business. The copies of the Spinco certificate of incorporation and bylaws and the certificate of incorporation and bylaws (or other similar organizational documents) of each Spinco Subsidiary previously made available to the Company are complete and correct copies of such documents as in full force and effect on the date hereof.

(b) Section 5.1(b) of the Spinco Disclosure Letter sets forth a list of the Spinco Subsidiaries and their respective jurisdictions of incorporation or organization.

5.2 Capital Stock and Other Matters.

(a) Spinco is a direct, wholly-owned Subsidiary of Verizon, and, as of the Effective Time, shall own or hold no assets (other than the capital stock of the Spinco Subsidiaries and any rights held in connection with the Special Payment Financing, the Spinco Securities, this Agreement or any other Transaction Agreement).

(b) As of the date hereof, the authorized capital stock of Spinco consists of 1,000 shares of Spinco Common Stock, and 1,000 shares of Spinco Common Stock are issued and outstanding. No shares of Spinco Common Stock are held by Spinco in its treasury. All of the issued and outstanding shares of Spinco Common Stock are, and immediately prior to the Effective Time will be, validly issued, fully paid and nonassessable and free of preemptive rights.

(c) No bonds, debentures, notes or other indebtedness of Spinco or any of the Spinco Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of Spinco (including Spinco Common Stock) may vote (“Spinco Voting Debt”) are, or at the Distribution Date will be, issued or outstanding.

(d) Except in connection with the Merger or as otherwise provided for in the Transaction Agreements, there are not, and immediately prior to the Effective Time there will not be, any outstanding securities, options, warrants, convertible securities, calls, rights, commitments or Contracts of any kind to which Spinco or any Spinco Subsidiary is a party or by which any of them is bound obligating Spinco or any Spinco Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Spinco Voting Debt or other voting securities of Spinco or any Spinco Subsidiary or obligating Spinco or any Spinco Subsidiary to issue, grant, extend, redeem, acquire or enter into any such security, option, warrant, convertible security, call, right, commitment or Contract.

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(e) There are not, and immediately prior to the Effective Time there will not be, any stockholder agreements, voting trusts or other Contracts (other than the Distribution Agreement) to which Spinco is a party or by which it is bound relating to voting or transfer of any shares of capital stock of Spinco or the Spinco Subsidiaries.

5.3 Corporate Authority; No Violation.

(a) Spinco has the corporate power and authority to enter into this Agreement and each of Spinco and each Spinco Subsidiary has the corporate power and authority to enter into each other Transaction Agreement to which it is, or as of the Effective Time will be, a party, and to carry out its obligations hereunder and thereunder. The execution, delivery and performance by Spinco of this Agreement and by Spinco and each applicable Spinco Subsidiary of each other Transaction Agreement to which it is or as of the Effective Time will be a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Spinco and the Spinco Subsidiaries, except for such further action by the Board of Directors of Spinco required to effect the reclassification of the Spinco Common Stock, the distribution of the Spinco Securities to Verizon and the payment of the Special Payment, each as contemplated by the Distribution Agreement.

(b) This Agreement has been duly executed and delivered by Spinco and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding agreement of Spinco, enforceable against Spinco in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies). As of immediately prior to the Effective Time, each other Transaction Agreement to which Spinco or any Spinco Subsidiary is a party will have been duly executed and delivered by Spinco or the applicable Spinco Subsidiary and will, assuming the due authorization, execution and delivery by the other parties thereto, constitute a legal, valid and binding agreement of Spinco or the applicable Spinco Subsidiary, enforceable against Spinco or the applicable Spinco Subsidiary in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(c) Neither the execution and delivery by Spinco of this Agreement and by Spinco and each applicable Spinco Subsidiary of each other Transaction Agreement to which Spinco or the applicable Spinco Subsidiary is, or as of the Effective Time will be, a party, nor the consummation by Spinco or the applicable Spinco Subsidiary of the transactions contemplated hereby or thereby, or performance by Spinco or the applicable Spinco Subsidiary of the provisions hereof or thereof, will (i) violate or conflict with any provision of Spinco’s or the applicable Spinco Subsidiary’s certificate of incorporation or bylaws (or other similar organizational documents); (ii) assuming the consents and approvals referred to in Section 5.3(d) are obtained, result in a default (or an event that, with notice or lapse of time or both, would become a default) or give rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract which, if it existed on the Distribution Date, would constitute a Spinco Asset; (iii) result in the creation of a Lien, pledge, security interest, claim or other encumbrance on any of the issued and outstanding shares of Spinco Common Stock or capital stock of any Spinco Subsidiary or on any of the Spinco Assets pursuant to any Contract to which Spinco or any Spinco Subsidiary is a party or by which Spinco or any Spinco Subsidiary or any of the Spinco Assets is bound or affected; or (iv) assuming the consents and approvals contemplated by Section 5.3(d) are obtained, violate or conflict with any Order or Law applicable to Spinco or any Spinco Subsidiary, or any of the properties, businesses or assets of any of the foregoing, other than, in the case of each of clauses (ii) through (iv), any such violation, conflict, default, right, loss or Lien which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

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(d) Other than the Verizon Approvals, no authorization, consent or approval of, or filing with, any Governmental Authority is necessary for the consummation by Spinco or any Spinco Subsidiary of the transactions contemplated by this Agreement and the other Transaction Agreements to which Spinco or any Spinco Subsidiary is a party, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

5.4 Financial Statements.

(a) Verizon and Spinco have previously made available to the Company complete and correct copies of the audited combined Statements of Selected Assets, Selected Liabilities and Parent Funding of the local exchange businesses and related landline activities of Verizon in the Territory (including Internet access and certain long distance services provided to customers in those states) for the fiscal years ended December 31, 2007 and 2008, and the related audited combined statements of income, cash flows and parent funding for the fiscal years ended December 31, 2006, 2007 and 2008, including the notes thereto (collectively, the “Spinco Financial Statements”).

(b) The Spinco Financial Statements fairly present in all material respects, and any other financial statements prepared and delivered in accordance with Section 7.3(h) or Section 7.16 will fairly present in all material respects, the financial position of the Spinco Business as of the respective dates thereof, and the results of operations and changes in cash flows, changes in parent funding or other information included therein for the respective periods or as of the respective dates then ended, in each case except as otherwise noted therein and subject, in the case of unaudited interim statements, to normal year-end audit adjustments. The Spinco Financial Statements and such other financial statements have been or will be prepared in accordance with GAAP, applied on a consistent basis, except as otherwise noted therein.

(c) As of the date hereof, neither Spinco nor any of the Spinco Subsidiaries is required to file any form, report, registration statement, prospectus or other document with the SEC.

(d) Except as set forth in the Spinco Financial Statements, since December 31, 2008, Verizon and its Subsidiaries conducting the Spinco Business have not incurred any liabilities or obligations arising from the Spinco Business that are of a nature that would be required to be disclosed on a combined balance sheet prepared consistently with the Spinco Financial Statements or in the notes thereto prepared in conformity with GAAP, other than liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

5.5 Absence of Certain Changes or Events. Except as specifically contemplated by this Agreement or the other Transaction Agreements, since December 31, 2008, the Spinco Business has been conducted in the ordinary course, consistent with past practice, and there has not been any state of facts, change, development, event, effect, condition or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business. From December 31, 2008 to the date hereof, none of Verizon, Spinco or any of their respective Subsidiaries has taken any action or failed to take any action, which action or failure, as the case may be, would constitute a breach of Section 7.2 if taken without the Company’s consent after the date hereof.

5.6 Investigations; Litigation.

(a) There is no material investigation or review pending (or, to Spinco’s Knowledge, threatened) by any Governmental Authority (including, for this purpose only, the Universal Service Administrative Company and any other administrators designated by the FCC or a State Regulator) with respect to Spinco or any of the Spinco Subsidiaries, or with respect to Verizon or any Verizon Subsidiary relating to the Spinco Business.

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(b) There are no actions, suits, grievances, arbitrations, investigations or proceedings pending (or, to Spinco’s Knowledge, threatened) against or affecting Spinco or any of the Spinco Subsidiaries or any of their respective properties or otherwise affecting the Spinco Business at law or in equity before, and there are no Orders of any Governmental Authority, in each case, which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

5.7 Compliance with Laws. The Subsidiaries of Verizon conducting the Spinco Business are and since January 1, 2006 have been, in compliance with all, and have received no notice of any violation (as yet unremedied) of any, Laws applicable to such Subsidiaries of Verizon or any of their respective properties or assets or otherwise affecting the Spinco Business, except where such non-compliance, default or violation has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business. Notwithstanding anything contained in this Section 5.7, no representation or warranty shall be deemed to be made in this Section 5.7 in respect of environmental, Tax, employee benefits, labor or communications Laws matters, which are the subject of the representations and warranties made in Sections 5.10, 5.11, 5.12, 5.13 and 5.19 of this Agreement, respectively.

5.8 Proxy Statement/Prospectus; Registration Statements. None of the information regarding Verizon or its Subsidiaries, Spinco or the Spinco Subsidiaries, or the Spinco Business, or the transactions contemplated by this Agreement or any other Transaction Agreement that is provided by Verizon or Spinco or any of their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus or the Registration Statements will, in the case of the definitive Proxy Statement/Prospectus or any amendment or supplement thereto, at the time of the mailing of the definitive Proxy Statement/Prospectus and any amendment or supplement thereto, and at the time of the Company Stockholders Meeting, or, in the case of the Registration Statements, at the time such registration statement becomes effective, at the time of the Company Stockholders Meeting (in the case of the Company Registration Statement), at the Distribution Date and at the Effective Time, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Spinco Registration Statement will comply in all material respects with the applicable provisions of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, except that no representation is made by Verizon or Spinco with respect to information provided by the Company specifically for inclusion in, or incorporation by reference into, the Spinco Registration Statement.

5.9 Information Supplied. All documents that Spinco or any Spinco Subsidiary is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby or by any other Transaction Agreement will comply in all material respects with the provisions of applicable Law. All information supplied or to be supplied by Spinco or any Spinco Subsidiary in any document, other than the Proxy Statement/Prospectus and the Registration Statements, which are addressed in Section 5.8, filed with any Governmental Authority in connection with the transactions contemplated hereby and by the other Transaction Agreements will be, at the time of filing, at the Distribution Date and at the Effective Time, true and correct in all material respects.

5.10 Environmental Matters.

(a) All material Environmental Permits required pursuant to any Environmental Law for operation of the Spinco Business (i) have been obtained by the Subsidiaries of Verizon conducting the Spinco Business and (ii) are currently in full force and effect. Subsidiaries of Verizon conducting the Spinco Business are in material compliance with all material Environmental Permits required pursuant to any Environmental Law for operation of the Spinco Business.

(b) To Spinco’s Knowledge, the Subsidiaries of Verizon conducting the Spinco Business are, and at the Effective Time Spinco and each of the Spinco Subsidiaries will be, in material compliance with all applicable

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Environmental Laws with respect to the Spinco Business. To Spinco’s Knowledge, there are no events, conditions, circumstances, activities, practices or incidents related to the Spinco Business which have given, or would reasonably be likely to give, rise to any Environmental Claim that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

(c) There is no civil, criminal or administrative action, suit, demand, Environmental Claim, hearing, notice, or demand letter, notice of violation, investigation or proceeding pending or, to Spinco’s Knowledge, threatened against the Subsidiaries of Verizon conducting the Spinco Business related to any Environmental Permit or any applicable Environmental Law or any plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder, that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

(d) To Spinco’s Knowledge, the Subsidiaries of Verizon conducting the Spinco Business have not generated, stored, used, emitted, discharged or disposed of any Hazardous Material in the conduct of the Spinco Business except in material compliance with applicable Environmental Law. To Spinco’s Knowledge, Verizon and its Subsidiaries have made available to the Company for its review copies of those reports, audits, studies or analyses in their possession, custody or control that are material to the representations made in this Section 5.10.

(e) The Subsidiaries of Verizon conducting the Spinco Business (i) have not, within the past seven years, received any written request for information, and have not been notified that they are a potentially responsible party, under the Comprehensive Environmental Response, Compensation or Liability Law in connection with the conduct of the Spinco Business and (ii) to Spinco’s Knowledge, have not, within the past seven years, been, and are not reasonably expected to be, subject to liability for any Environmental Claim arising under or pursuant to such Laws in connection with the conduct of the Spinco Business.

5.11 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco or the Spinco Business, (i) all Tax Returns relating to the Spinco Business required to be filed have been filed, (ii) all such Tax Returns are true and correct in all respects as filed or have been subsequently amended to make such Tax Returns true and correct and not further amended, (iii) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) relating to the Spinco Business required to be paid, have been timely paid in full, (iv) all Taxes relating to the Spinco Business for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have been properly accrued for in the Spinco Financial Statements and other books and records of Spinco and (v) Verizon and the Subsidiaries of Verizon conducting the Spinco Business have duly and timely withheld all Taxes required to be withheld in respect of the Spinco Business and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Taxing Authority.

(b) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to the Spinco Business or any Subsidiary of Verizon conducting the Spinco Business that will be transferred to Spinco, and no power of attorney with respect to any such Taxes, has been filed or entered into with any Taxing Authority.

(c) (i) No audits or other administrative proceedings or proceedings before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of the Spinco Business or any Subsidiary of Verizon conducting the Spinco Business that will be transferred to Spinco, as to which any Taxing Authority has asserted in writing any claim which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business, and (ii) no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which the Spinco Business or any Subsidiary of Verizon conducting the Spinco Business that will be transferred to Spinco may be liable with respect to income or other material Taxes which has not been fully paid or finally settled.

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(d) No Subsidiary of Verizon conducting the Spinco Business (i) is a party to or bound by or has any obligation under any Tax separation, sharing or similar agreement or arrangement other than the Tax Sharing Agreement, (ii) is or has been a member of any consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes (other than a group of which Verizon is the common parent corporation) or has any potential liability for Taxes of another Person (other than Verizon or any of the Verizon Subsidiaries) under Treasury Regulations § 1.1502-6 or (iii) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state or local law.

(e) None of the Spinco Assets is subject to any Tax lien (other than liens for Taxes that are not yet due and payable).

(f) Section 5.11(f) of the Spinco Disclosure Letter lists, as of the date hereof, all foreign jurisdictions in which any Subsidiary of Verizon conducting the Spinco Business files a material Tax Return.

(g) No Subsidiary of Verizon conducting the Spinco Business has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code by reason of a change in accounting method or otherwise, except where such adjustments have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

(h) No Subsidiary of Verizon conducting the Spinco Business has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock (other than the Distribution or any Internal Spinoff) qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger.

(i) No Subsidiary of Verizon conducting the Spinco Business does so through, and no Spinco Assets are held by, a partnership, limited liability company treated as a partnership for tax purposes, or any other flow-through entity that, in each case, is not wholly-owned by Verizon or wholly-owned by Subsidiaries of Verizon.

(j) None of Verizon or any Subsidiary of Verizon conducting the Spinco Business has taken or agreed to take any action that is reasonably likely to (nor is any of them aware of any agreement, plan or other circumstance that would) prevent the Tax-Free Status of the Transactions.

(k) No Subsidiary of Verizon conducting the Spinco Business has engaged in any listed transaction, or any reportable transaction the principal purpose of which was tax avoidance, within the meaning of Sections 6011, 6111 and 6112 of the Code.

(l) At the Effective Time, Spinco will not be and will not have been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

5.12 Benefit Plans.

(a) Section 5.12(a)(i) of the Spinco Disclosure Letter lists, as of the date hereof, each “employee benefit plan” (as defined in Section 3(3) of ERISA), and all other benefit, bonus, incentive, deferred compensation, stock option (or other equity-based compensation), severance, retention, change in control, welfare (including post-retirement medical and life insurance), fringe benefit and similar plans, programs, policies and arrangements, whether or not subject to ERISA and whether written or oral, sponsored, maintained or contributed to or required to be maintained or contributed to by Verizon or any Subsidiary of Verizon and (x) that will (or will be required to) be maintained or contributed to by Spinco or any of the Spinco Subsidiaries on the Distribution Date, as provided in the Employee Matters Agreement, (y) with respect to which any Person who is currently, has been

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or, on or prior to the Effective Time, is expected to become, an employee of any Subsidiary of Verizon conducting the Spinco Business or is (or will become on the Distribution Date) an employee of Spinco or any Spinco Subsidiary (collectively, “Spinco Business Employees”) is (or will be) entitled to any benefit or (z) with respect to which Spinco, Spinco Subsidiary or any Subsidiary of Verizon conducting the Spinco Business has any liability (the “Spinco Benefit Plans”); provided, however, that no employee benefit plan shall be treated as a Spinco Benefit Plan if pursuant to the Employee Matters Agreement neither Spinco, any Spinco Subsidiary nor any Subsidiary of Verizon conducting the Spinco Business has or will have any liability with respect to such plan. Section 5.12(a)(ii) of the Spinco Disclosure Letter sets forth, as of the date hereof, a complete and accurate list of each material employment, consulting, severance, change in control, retention, termination or other material bilateral contract between any Spinco Business Employee, on the one hand, and Spinco, any Spinco Subsidiary or any Subsidiary of Verizon conducting the Spinco Business, on the other hand, in each case, that is not a Spinco Benefit Plan (collectively, the “Spinco Benefit Agreements”). With respect to each Spinco Benefit Plan and Spinco Benefit Agreement, Verizon has provided to the Company complete and accurate copies of (A) such Spinco Benefit Plan or Spinco Benefit Agreement, including any amendment thereto, (B) each trust, insurance, annuity or other funding contract related thereto, (C) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto and (D) the two most recent annual reports on Form 5500 required to be filed with the IRS with respect thereto (if any).

(b) No material liability under Title IV (including Sections 4069 and 4212(c) of ERISA) or Section 302 of ERISA, or Section 412 of the Code, has been or as of the Effective Time will have been incurred by Spinco, any Subsidiary of Verizon conducting the Spinco Business or any ERISA Affiliate of any of them, and no condition exists that would reasonably be expected to result in Spinco, any Subsidiary of Verizon conducting the Spinco Business or any ERISA Affiliate of any of them incurring any such liability, other than liability for premiums due to the PBGC as of the Distribution Date. The present value of accrued benefits under each Spinco Benefit Plan that is subject to Title IV of ERISA, determined as of the date of, and based upon the actuarial assumptions used for funding purposes in, the most recent actuarial report prepared by such plan’s actuary with respect to such plan (dated May, 2009), did not exceed the value of the assets (as determined as of the last business day of the last calendar month ended prior to the date hereof) of such plan allocable to such accrued benefits.

(c) (i) No Spinco Benefit Plan is or will be at the Effective Time a “multiemployer plan,” as defined in Section 3(37) of ERISA and (ii) none of Spinco, the Subsidiaries of Verizon conducting the Spinco Business or any ERISA Affiliate of any of them has made or suffered or will as of the Effective Time (including as a result of the consummation of the transactions contemplated by the Transaction Agreements (including the Distribution)) have made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Section 4203 and 4205 of ERISA, the liability for which has not been satisfied in full.

(d) Each Spinco Benefit Plan and each Spinco Benefit Agreement has been, or for periods on or prior to the Distribution Date will have been, operated and administered in all material respects in accordance with its terms and applicable Law, including ERISA and the Code. All contributions and premium payments required to be made with respect to any Spinco Benefit Plan or Spinco Benefit Agreement have now been, or on the Distribution Date will have been, timely made, except for (A) any contributions in respect of benefits that have become due but that are not yet payable under the terms of the applicable Spinco Benefit Plan or Spinco Benefit Agreement or (B) any contributions in lieu of which pension plan asset transfers will be made under the terms of the Employee Matters Agreement. Appropriate reserves or accruals have been taken on the Spinco financial statements in accordance with GAAP in respect of any unpaid liabilities incurred or accrued under or in respect of any Spinco Benefit Plan or Spinco Benefit Agreement. There are no pending or, to Spinco’s Knowledge, threatened claims by, on behalf of or against any of the Spinco Benefit Plans in effect as of the date hereof or any Assets thereof, that, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business, and no matter is pending (other than routine qualification determination filings, copies of which have been furnished to the Company or will be promptly furnished to the Company when made) before the IRS, the United States Department of Labor or the PBGC with respect to any Spinco Benefit Plan.

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(e) Each Spinco Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code, each trust maintained under any Spinco Benefit Plan intended to satisfy the requirements of Section 501(c)(9) of the Code has satisfied such requirements and, in either such case, no event has occurred or condition is known to exist that would reasonably be expected to have a material adverse effect on such tax-qualified status for any such Spinco Benefit Plan or any such trust.

(f) Except as contemplated by this Agreement and each other Transaction Agreement, no Spinco Benefit Plan or Spinco Benefit Agreement, no plan or arrangement sponsored or maintained by Verizon in which any Spinco Business Employee is, or on the Distribution Date will be, a participant and no contractual arrangement between any Subsidiary of Verizon conducting the Spinco Business and any third party exists, or on the Distribution Date will exist, that could result in (i) the payment to any current, former or future director, officer, stockholder or employee of Spinco, any Spinco Subsidiary or any of the Subsidiaries of Verizon conducting the Spinco Business or of any entity the assets or capital stock of which have been acquired by a Subsidiary of Verizon conducting the Spinco Business, of any money or other property or benefits, (ii) the acceleration of the time of payment or vesting, or trigger any funding, of any compensation or benefits under any Spinco Benefit Plan or Spinco Benefit Agreement or (iii) the breach or violation of, default under or limitation on the Company’s right to amend, modify or terminate any Spinco Benefit Plan or Spinco Benefit Agreement, in each case as a result of the consummation of the transactions contemplated by the Transaction Agreements (including the Distribution), whether or not (a) such payment, acceleration or provision would constitute a “parachute payment” (within the meaning of Section 280G of the Code) or (b) some other action or event (including separation from service) would be required to cause such payment, acceleration or provision to be triggered.

5.13 Labor Matters. None of Spinco, any Spinco Subsidiary or any Subsidiary of Verizon conducting the Spinco Business is a party to, or bound by, any collective bargaining agreement, employment agreement or other Contract, in each case, with a labor union or labor organization and no such agreement is currently being negotiated. To Spinco’s Knowledge, as of the date hereof no union organizing campaign is in progress with respect to the Spinco Business Employees. Except for such matters which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business, (a) as of the date hereof, there are no strikes or lockouts with respect to Spinco Business Employees, (b) there is no unfair labor practice, charge, complaint, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to Spinco’s Knowledge, threatened against any of Spinco, any Spinco Subsidiary or any Subsidiaries of Verizon conducting the Spinco Business, (c) there are no actual or, to Spinco’s Knowledge, threatened claims, arbitrations, litigation or consent decrees relating to employment Laws, terms and conditions of employment and wages and hours pertaining to Spinco Business Employees or employment practices affecting Spinco Business Employees in the Spinco Business and (d) Spinco, the Spinco Subsidiaries and the Subsidiaries of Verizon conducting the Spinco Business are in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, (iii) collective bargaining and labor relations practices, (iv) layoffs, and (v) immigration. As of the date hereof, none of Spinco, any Spinco Subsidiary or any Subsidiary of Verizon conducting the Spinco Business has any liabilities under the WARN Act as a result of any action taken by Spinco, any Spinco Subsidiary or any Subsidiary of Verizon conducting the Spinco Business and that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

5.14 Intellectual Property.

(a) Section 5.14(a) of the Spinco Disclosure Letter contains, as of the date hereof, a complete and accurate list of all registered trademarks owned by Verizon or any of its U.S. Affiliates used in the Spinco Business. For the avoidance of doubt, the post-Closing ownership of and/or rights in such Statutory Intellectual Property and other intellectual property shall be apportioned between Spinco and the Spinco Subsidiaries, on the one hand, and Verizon and its other Affiliates, on the other, in accordance with the Intellectual Property Agreement. Section 5.14(a) of the

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Spinco Disclosure Letter contains a complete and accurate list of all Statutory Intellectual Property owned by Spinco. For the avoidance of doubt, the post-Closing ownership of and/or rights in such Statutory Intellectual Property and other intellectual property shall be apportioned between Spinco and the Spinco Subsidiaries, on the one hand, and Verizon and its other Affiliates, on the other, in accordance with the Intellectual Property Agreement.

(b) Neither Verizon nor any of its U.S. Affiliates, including the Subsidiaries of Verizon conducting the Spinco Business, have received since January 1, 2006 any written charge, complaint, claim, demand or notice alleging any infringement, misappropriation or violation by the Spinco Business of (including any claim that the Subsidiaries of Verizon conducting the Spinco Business must license or refrain from using) any Verizon Third Party Intellectual Property material to the Spinco Business.

(c) To Spinco’s Knowledge, there are no Liens on any Customer Data, personnel data of Spinco Business Employees who become employees of the Surviving Corporation or its Subsidiaries at Closing, or Proprietary Business Information.

(d) Subject to obtaining the required Verizon IP Consents and to complying with the terms and conditions of any Contracts applicable to Network Element Software, the Surviving Corporation and its Subsidiaries, immediately after the Effective Time, shall have the right to use the Network Element Software in accordance with such Verizon IP Consents and such Contracts.

(e) The following software, information, and other Intellectual Property (as defined in the Intellectual Property Agreement and in the FiOS Intellectual Property Agreement) will be sufficient to permit the Surviving Corporation and its Subsidiaries to operate the Spinco Business and the Spinco FS Business (as defined in the FiOS Intellectual Property Agreement) immediately following the Effective Time in a manner consistent with the operation of the Spinco Business and the Spinco FS Business immediately prior to the Effective Time: (1) the Software as licensed to the Surviving Corporation and its Subsidiaries (including the restrictions and limitations contained in the Software License Agreement); (2) the FiOS Software as licensed to the Surviving Corporation and its Subsidiaries (including the restrictions and limitations contained in the FiOS Software License Agreement); (3) the Licensed Intellectual Property (as defined in the Intellectual Property Agreement and the FiOS Intellectual Property Agreement) as licensed to the Surviving Corporation and its Subsidiaries (including the restrictions and limitations contained in the Intellectual Property Agreement and the FiOS Intellectual Property Agreement); (4) the Proprietary Business Information, the Designated Spinco Statutory Intellectual Property, Designated Spinco Intellectual Property, and the Spinco Customer Listing Data (each as defined in the Intellectual Property Agreement) in each case as licensed or transferred to the Surviving Corporation and its Subsidiaries (including the restrictions and limitations contained in the Intellectual Property Agreement); (5) the Proprietary FS Business Information, Spinco FS Intellectual Property, and the Spinco FS Customer Listing Data (each as defined in the FiOS Intellectual Property Agreement) in each case as licensed or transferred to the Surviving Corporation and its Subsidiaries (including the restrictions and limitations contained in the FiOS Intellectual Property Agreement); (6) the licenses set forth in the Intellectual Property Agreement with respect to the Licensed Excluded Marks (as defined in the Intellectual Property Agreement); (7) the Licensed Intellectual Property (as defined in the FiOS Intellectual Property Agreement) as licensed to the Surviving Corporation and its Subsidiaries (including the restrictions and limitations contained in the FiOS Intellectual Property Agreement, and the licenses set forth in the FiOS Trademark License Agreement attached as an Exhibit to the FiOS Intellectual Property Agreement); (8) the West Third Party Intellectual Property (as defined in the Intellectual Property Agreement and the FiOS Intellectual Property Agreement); and (9) the Third Party Software.

5.15 Material Contracts.

(a) Section 5.15(a) of the Spinco Disclosure Letter sets forth, and Verizon has made available to the Company true and complete copies of, all Spinco Material Contracts in effect as of the date of this Agreement. For purposes of this Agreement, the term “Spinco Material Contracts” means any of the following Contracts (other than this Agreement, each other Transaction Agreement, the documents relating to the Special Payment Financing and the Spinco Securities, the Spinco Benefit Plans and the Spinco Benefit Agreements), whether

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entered into prior to or after the date hereof, to which Verizon or any Verizon Subsidiary, with respect to the Spinco Business only, is a party: (i) any “material contract” (as defined in item 601(b)(10) of Regulation S-K of the SEC) as such term would be applied to the Spinco Business as if it is a separate entity, (ii) any non-competition agreement or any other Contract that restricts in any material respect the conduct of any line of business, (iii) any partnership, joint venture or similar Contract material to the Spinco Business, and (iv) any Contract that will govern the terms of any Indebtedness (or guarantees thereof) of Spinco or any Spinco Subsidiary after the Effective Time in excess of $50,000,000.

(b) (i) Neither Verizon nor any Subsidiary of Verizon is in breach of or default under the terms of any Spinco Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business, (ii) to Spinco’s Knowledge, no other party to any Spinco Material Contract is in breach of or in default under the terms of any Spinco Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business and (iii) each Spinco Material Contract is a valid and binding obligation of Verizon or any Subsidiary of Verizon which is a party thereto and, to Spinco’s Knowledge, of each other party thereto, and is in full force and effect, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.

5.16 Board and Stockholder Approval. The Boards of Directors of Verizon and Spinco, in each case, at a meeting duly called, have unanimously approved this Agreement and declared it advisable. As of the date hereof, the sole stockholder of Spinco is Verizon. Immediately after execution of this Agreement, Verizon will approve and adopt (the “Spinco Stockholder Approval”), as Spinco’s sole stockholder, all aspects of this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby which require the consent of Spinco’s stockholder under the DGCL, Spinco’s certificate of incorporation or Spinco’s bylaws. The approval of Verizon’s stockholders is not required to effect the transactions contemplated by the Distribution Agreement, this Agreement or the other Transaction Agreements. Upon obtaining the Spinco Stockholder Approval, the approval of Spinco’s stockholders after the Distribution Date will not be required to effect the transactions contemplated by this Agreement, including the Merger, unless this Agreement is amended in accordance with Section 251(d) of the DGCL after the Distribution Date and such approval is required, solely as a result of such amendment, under the DGCL or by the IRS.

5.17 Sufficiency of Assets.

(a) After giving effect to the Contribution and the other transactions described in or contemplated by the Distribution Agreement, and subject to the receipt of all applicable approvals and consents, including those contemplated by Section 5.3(d), Spinco, together with the Spinco Subsidiaries, will have, in all material respects, good and valid title to, or in the case of leased property, valid leasehold interests in, all of the material Spinco Assets.

(b) Subject to the immediately following sentence, the assets of Spinco and the Spinco Subsidiaries as at the Closing Date (assuming the consummation of the Contribution), together with the licenses and services to be made available pursuant to the Transaction Agreements, will be sufficient to permit the Surviving Corporation and its Subsidiaries to operate the Spinco Business independent from Verizon and its Subsidiaries (including having the ability to interact with retail and carrier customers, to provide for acceptances, orders and trouble reports and to dispatch personnel to care for those orders and trouble reports, to bill for services and to collect accounts receivable) immediately following the Effective Time (x) in all material respects, in compliance with Law and (y) in a manner substantially consistent with the operation of the Spinco Business on the date hereof and immediately prior to the Effective Time. Notwithstanding the foregoing, it is understood and agreed that:

(i) the Company and the Surviving Corporation may not be assigned those assets and services listed or described in Section 5.17(b)(i) of the Spinco Disclosure Letter, which are necessary for the conduct of the Spinco Business;

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(ii) the Company and the Surviving Corporation are not being assigned the Retained Contracts and the services provided under the Retained Contracts are necessary for the conduct of the Spinco Business; provided that the material services provided to the Spinco Business under the Retained Contracts will be provided as part of the Realignment by means of entering into Contracts on behalf of Spinco with third party vendors (whether or not the same as those under the Retained Contracts) or with Verizon or Subsidiaries of Verizon unless (x) they are listed on Section 5.17(b)(ii) of the Spinco Disclosure Letter, (y) the Company and Verizon agree pursuant to Section 7.24 to omit such services as part of the Realignment or (z) they involve Verizon Third Party Intellectual Property;

(iii) as contemplated by the Employee Matters Agreement, certain of the administrative and regional headquarters management employees currently operating or advising the Spinco Business may not be transferred to Spinco and the Spinco Subsidiaries and the immediately preceding sentence assumes that the Surviving Corporation will provide such equivalent personnel as may be appropriate for the benefit of the Spinco Business;

(iv) Verizon Third Party Intellectual Property are needed to operate the Spinco Business and the immediately preceding sentence assumes that the Surviving Corporation will procure rights and/or licenses in such Verizon Third Party Intellectual Property;

(v) the Realignment may alter the manner in which certain aspects of the Spinco Business are conducted, and such alterations may include outsourcing to third party vendors or to Verizon or Subsidiaries of Verizon certain services and activities previously provided to the Spinco Business by Verizon or Subsidiaries of Verizon, provided that such alterations (X) shall not involve any material alterations to the manner in which customers engage with the Spinco Business for sales and service, the manner in which the Spinco Business delivers such sales and service, billing and remittance processing, credit and collections, field service and dispatch, network design, network configuration, employee training, payphone administration, the manner of wholesale customer interfacing and related provisioning, fleet operations and real estate management and (Y) shall not materially diminish the overall standards of quality, timeliness and efficiency for customer services from those prevailing immediately prior to such Realignment, taking into account reasonable fluctuations that occur from month to month;

(vi) the Company and Verizon may agree prior to the completion of the Realignment to omit certain operational functions from the Spinco Business to the extent the Company wishes to integrate such functions with the Company’s existing operations as of the Closing and the foregoing sentence assumes the completion of any such integration;

(vii) the only assets that will be held by Spinco and the Spinco Subsidiaries as of the Closing with respect to the activities described in clauses (ii)(B) and (ii)(C) of the definition of “Spinco Business” will be customer relationships (and, in the case of Clause (ii)(C), those assets listed in item (G) of the definition of Spinco Assets) and the Surviving Corporation will need to procure all other assets needed to undertake such activities;

(viii) the Spinco Business conducted in West Virginia will need to be integrated with the operations of the Company on the Closing Date and the immediately preceding sentence assumes that such integration has occurred without any services or licenses from Verizon or any Verizon Subsidiaries after the Effective Time;

(ix) the manner in which the Spinco Business is conducted between the date hereof and the Effective Time may change on a basis consistent with changes made in the ordinary course of business during such period to the business of other Affiliates of GTE Corporation offering local exchange telecommunications services;

(x) the immediately preceding sentence shall not be deemed a representation or warranty as to any revenue, costs or expenses associated with the conduct of the Spinco Business immediately following the Effective Time; and

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(xi) the immediately preceding sentence assumes the receipt of all necessary authorizations, approvals, consents or waivers required by Law, by Governmental Authorities or other third Persons pursuant to their Contract rights in connection with the transactions contemplated by the Distribution Agreement and this Agreement and pursuant to the Transaction Agreements.

5.18 Spinco Real Property.

(a) Section 5.18(a) of the Spinco Disclosure Letter sets forth the address of all real property that is, or will be following the Contribution, Spinco Owned Real Property the loss of which would be material and adverse to the Spinco Business. After giving effect to the Contribution and the other transactions contemplated by the Distribution Agreement and subject to the receipt of all applicable consents or approvals, Spinco, or the Spinco Subsidiaries, will have, in all material respects, good and valid and marketable title to all of the Spinco Owned Real Property identified on Section 5.18(a) of the Spinco Disclosure Letter, free and clear of all encumbrances other than Permitted Encumbrances. Neither Verizon nor any of its Subsidiaries has leased or otherwise granted any third party any right to use or occupy any of the Spinco Owned Real Property identified on Section 5.18(a) of the Spinco Disclosure Letter, and there are no outstanding options, rights of refusal, rights of first offer, rights of reverter or other third party rights in Spinco Owned Real Property identified on Section 5.18(a) of the Spinco Disclosure Letter.

(b) Section 5.18(b) of the Spinco Disclosure Letter sets forth a list of the real property leases which are, or will be following the Contribution (assuming the Contribution occurred on the date hereof), leases of Spinco or a Spinco Subsidiary (“Spinco Leases”). Section 5.18(b) of the Spinco Disclosure Letter sets forth the subleases in respect of Spinco Leases as of the date hereof (the “Spinco Subleases”). Spinco has previously made available to the Company complete and correct copies of each of the Spinco Leases and Spinco Subleases. With respect to Spinco Leases and Spinco Subleases, (i) each is enforceable in accordance with its terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies, (ii) there is no material default or material breach of a covenant by Verizon or any of its Subsidiaries, (iii) no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute such a material default or material breach and (iv) there has been no collateral assignment or other security interest and they are not subject to any encumbrance other than Permitted Encumbrances.

5.19 Communications Regulatory Matters.

(a) Spinco and the Spinco Subsidiaries hold, or on the Distribution Date will hold, all permits, licenses, franchises, waivers, orders, approvals, concessions, registrations and other authorizations issued or provided by the FCC, state public service or public utility commissions or other similar state regulatory bodies (the “State Regulators”) or any other Governmental Authority relating to communications regulatory matters (including multichannel video) under all Laws currently in effect that are necessary for Spinco and/or the Spinco Subsidiaries to own their respective assets or operate the applicable portion of the Spinco Business as currently conducted (“Spinco Licenses”), except such Spinco Licenses the failure of which to so hold has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

(b) Verizon and each of the Contributing Companies in the conduct of the Spinco Business has complied since January 1, 2006 with, and currently is not in violation of, any requirement of Law relating to communications regulatory matters (including multichannel video) to which Spinco or the Spinco Business is subject, except to the extent that any such non-compliance or violation has not resulted and would not reasonably be expected to result in any material burden, fine or consequence on the Spinco Business. Without limiting the foregoing, there is not pending, nor to Spinco’s Knowledge, threatened against Verizon or any of its Subsidiaries any application, action, petition, objection or other pleading, or any proceeding by or before the FCC or any State Regulators which questions or contests the validity of, or any rights of the holder under, or seeks the non-renewal, revocation or

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suspension of any Spinco License. Since January 1, 2006, neither Verizon nor any of the Contributing Companies has received written notice of an investigation or review by any Governmental Authority (including, for this purpose only, the Universal Service Administrative Company and any other administrators designated by the FCC or a State Regulator) relating to communications regulatory matters (including multichannel video) with respect to a material violation by Verizon or any of the Contributing Companies (with respect to the use or operation of the Spinco Assets) of any requirement of Law relating to the Spinco Business, excluding any notice in respect of a matter that has been withdrawn or resolved without the imposition of material penalties, burdens or fines. Spinco (a) is capable of providing local number portability in material compliance with 47 U.S.C. § 251(b)(2) and the implementing rules of the FCC; (b) complies in all material respects with the requirements of the Communications Assistance for Law Enforcement Act, 47 U.S.C. § 1001 et seq., and the implementing rules of the FCC (“CALEA”); and (c) is capable of providing 911 service in material compliance with 47 U.S.C. § 251(e)(3) and the implementing rules of the FCC and applicable state Laws of the State Regulators.

(c) As of the date hereof, none of Verizon or any Verizon Subsidiary has, with respect to the Spinco Business, (i) received notice from any Governmental Authority with respect to an intention to enforce multichannel video customer service standards pursuant to the Communications Act or (ii) agreed with any Governmental Authority to establish multichannel video customer service standards that exceed the standards in the Communications Act.

5.20 Company Common Stock. Neither Verizon nor Spinco owns (directly or indirectly, beneficially or of record) or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement), in each case other than any ownership by pension or other benefit plans sponsored for employees of Verizon and/or its Subsidiaries.

5.21 Affiliate Transactions. There are no transactions or Contracts of the type that would be required to be disclosed by Subsidiaries of Verizon conducting the Spinco Business under Item 404 of Regulation S-K if such companies were a company subject to such Item between or among (a) Verizon, Spinco or any Spinco Subsidiary, on the one hand, and (b) any individual who is a “named executive officer” (as such term is defined in Section 402 of Regulation S-K) of Verizon, Spinco or any Spinco Subsidiary, on the other hand, in each case to the extent such transactions or Contracts relate to the Spinco Business but in each case excluding compensation received as an employee in the ordinary course.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed (i) in the Company SEC Documents (including the exhibits thereto), other than disclosures in the “Risk Factors” or “Forward-Looking Statements” sections thereof, or (ii) in the corresponding section of the Disclosure Letter delivered by the Company to Verizon and Spinco immediately prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Verizon and Spinco as follows:

6.1 Organization; Qualification.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and is duly qualified and licensed to do business and is in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The copies of the Company’s certificate of incorporation and bylaws and the certificate of

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incorporation and bylaws (or other similar organizational documents) of any Company Subsidiary that is a Significant Subsidiary of the Company previously made available to Verizon and Spinco are complete and correct copies of such documents as in full force and effect on the date hereof.

(b) Section 6.1(b) of the Company Disclosure Letter sets forth, as of the date hereof, a list of the Company Subsidiaries and their respective jurisdictions of incorporation or organization, together with a designation of those Company Subsidiaries constituting Significant Subsidiaries of the Company.

6.2 Capital Stock and Other Matters.

(a) As of the date hereof, the authorized capital stock of the Company consists of 600,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock of the Company. As of May 11, 2009, 312,356,567 shares of Company Common Stock were issued and outstanding, 6,995,305 shares of Company Common Stock were reserved for issuance and no share of preferred stock of the Company were issued or outstanding. All of the issued and outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable and free of preemptive rights and were issued in compliance with all applicable securities Laws, including all applicable registration requirements under the Securities Act (unless an exemption from registration was available for a particular issuance).

(b) No bonds, debentures, notes or other indebtedness of the Company or any of the Company Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of the Company (including Company Common Stock) may vote (“Company Voting Debt”) are, or at the Distribution Date will be, issued or outstanding.

(c) Except as set forth in Section 6.2(a) above, there are no outstanding securities, options, warrants, convertible securities, calls, rights, commitments or Contracts of any kind to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound obligating the Company or any of the Company Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Company Common Stock, Company Voting Debt or other voting securities of the Company or any of the Company Subsidiaries or obligating the Company or any of the Company Subsidiaries to issue, grant, extend, redeem, acquire or enter into any such security, option, warrant, convertible security, call, right, commitment or Contract.

(d) Except as contemplated by this Agreement, there are no stockholders agreements, voting trusts or other Contracts to which the Company is a party or by which it is bound relating to voting or transfer of any shares of capital stock of the Company or the nomination of any directors thereof.

6.3 Corporate Authority; No Violation.

(a) The Company has the corporate power and authority to enter into this Agreement and each other Transaction Agreement to which it is, or as of the Effective Time will be, a party, and subject to obtaining the Requisite Approval, to carry out its obligations hereunder and thereunder. The execution, delivery and performance by the Company of this Agreement and each other Transaction Agreement to which it is, or as of the Effective Time will be, a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Company, subject to obtaining the Requisite Approval.

(b) This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Verizon and Spinco, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies). As of immediately prior to the Effective Time, each other Transaction Agreement to which the Company is a party will have been duly executed

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and delivered by the Company and will, assuming the due authorization, execution and delivery by the other parties thereto, constitute a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(c) Neither the execution and delivery by the Company of this Agreement and each other Transaction Agreement to which the Company is, or as of the Effective Time will be, a party, nor the consummation by the Company of the transactions contemplated hereby or thereby, or performance by the Company of any of the provisions hereof or thereof, will (i) violate or conflict with any provision of the Company’s certificate of incorporation or bylaws; (ii) assuming the consents and approvals referred to in Section 6.3(d) below are obtained, result in a default (or an event that, with notice or lapse of time or both, would become a default) or give rise to any right of termination by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under, any Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is bound or affected; (iii) result in the creation of a Lien, pledge, security interest, claim or other encumbrance on any of the issued and outstanding shares of Company Common Stock or on any of the assets of the Company or any of the Company Subsidiaries pursuant to any Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or the Company Subsidiaries is bound or affected; or (iv) assuming the consents and approvals contemplated by Section 6.3(d) below are obtained, violate or conflict with any Order or Law applicable to the Company or any of the Company Subsidiaries, or any of the properties, business or assets of any of the foregoing, other than, in the case of each of clauses (ii) through (iv), any such violation, conflict, default, right, loss or Lien which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d) Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) the Communications Act and applicable rules and regulations thereunder and the FCC Rules, (vi) the approvals set forth in Section 6.3(d) of the Company Disclosure Letter and (vii) the Requisite Approval (collectively, the “Company Approvals”), no authorization, consent or approval of, or filing with, any Governmental Authority is necessary for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings that, if not obtained or made, have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Notwithstanding the foregoing, although the approvals set forth in Section 6.3(d) of the Company Disclosure Letter constitute all those authorizations, consents, approvals and filings that the Company reasonably believes, as of the date of this Agreement, are necessary to obtain or make prior to consummation of the transactions contemplated by this Agreement, additional State Regulators or other Governmental Authorities not set forth in Section 6.3(d) of the Company Disclosure Letter may require or seek to require the Company to obtain authorizations, consents or approvals, or make filings, prior to consummation of the transactions contemplated by this Agreement, and if such additional authorizations, consents, approval or filings are required, the Company’s representations and warranties in this Section 6.3(d) shall not be deemed to have failed to be true and correct on account of such requirement with respect to authorizations, consents, approvals or filings not set forth in Section 6.3(d) of the Company Disclosure Letter.

6.4 Company Reports and Financial Statements.

(a) The Company has previously made available to Spinco complete and correct copies of:

(i) the Company’s Annual Report on Form 10-K filed with the SEC under the Exchange Act for the year ended December 31, 2008, including the Company’s audited consolidated balance sheet as of December 31, 2007 and 2008, and the related audited consolidated statements of operations, cash flows and stockholders’ equity for the fiscal years ended December 31, 2008, 2007 and 2006 (the “Company Financial Statements”);

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(ii) the definitive proxy statement in respect of the Company’s 2009 annual meeting of stockholders, filed by the Company with the SEC under the Exchange Act on April 6, 2009;

(iii) all current reports on Form 8-K (excluding any Form 8-K that is deemed “furnished” under the Exchange Act) filed by the Company with the SEC under the Exchange Act since January 1, 2009 and prior to the date hereof; and

(iv) each other form, report, schedule, registration statement and definitive proxy statement filed by the Company or any of its Subsidiaries with the SEC since January 1, 2009 and prior to the date hereof (collectively, and together with the items specified in clauses (i) through (iii) above, the “Company SEC Documents”).

(b) As of their respective filing dates (and if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Company SEC Documents complied in all material respects, and each other form, report, schedule, registration statement and definitive proxy statement filed by the Company or any of its Subsidiaries after the date hereof and prior to the Effective Time (the “Additional Company SEC Documents”) will comply in all material respects, with the requirements of the Securities Act or the Exchange Act, as the case may be, and, subject to the last sentence of Section 6.8, none of such Company SEC Documents when filed contained, or will contain, an untrue statement of a material fact or omitted, or will omit, to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Company SEC Documents and the Additional Company SEC Documents (including any related notes and schedules) fairly present in all material respects, or will fairly present in all material respects, the financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and changes in cash flows, changes in stockholders’ equity or other information included therein for the respective periods or as of the respective dates then ended, in each case except as otherwise noted therein and subject, in the case of unaudited interim statements, to normal year-end audit adjustments. The Company Financial Statements and such other financial statements have been or will be prepared in accordance with GAAP, consistently applied, except as otherwise noted therein. Since January 1, 2006, the Company has timely filed all reports, registration statements and other filings required to be filed with the SEC under the rules and regulations of the SEC. Since December 31, 2008, the Company and the Company Subsidiaries have not incurred any liabilities or obligations that are of a nature that would be required to be disclosed on a consolidated balance sheet prepared consistently with the Company Financial Statements or in the notes thereto prepared in conformity with GAAP, other than liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The Company and the Company Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and regulations and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”).

6.5 Absence of Certain Changes or Events. Except as specifically contemplated by this Agreement or the other Transaction Agreements, since December 31, 2008, each of the Company and the Company Subsidiaries has conducted its business in the ordinary course, consistent with past practice, and there has not been any state of facts, change, development, event, effect, condition or occurrence that has had, or would reasonably be expected to have,

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individually or in the aggregate, a Material Adverse Effect on the Company. From December 31, 2008 to the date hereof, none of the Company or any of the Company Subsidiaries has taken any action or failed to take any action, which action or failure, as the case may be, would constitute a breach of Section 7.1 if taken without the consent of Verizon and Spinco after the date hereof.

6.6 Investigations; Litigation.

(a) There is no material investigation or review pending (or, to the Company’s Knowledge, threatened) by any Governmental Authority (including, for this purpose only, the Universal Service Administrative Company and any other administrators designated by the FCC or a State Regulator) with respect to the Company or any of the Company Subsidiaries.

(b) There are no actions, suits, grievances, arbitrations, investigations or proceedings pending (or, to the Company’s Knowledge, threatened) against or affecting the Company or any of the Company Subsidiaries or any of their respective properties at law or in equity before, and there are no Orders of any Governmental Authority, in each case, which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

6.7 Compliance with Laws. The Company and the Company Subsidiaries are and since January 1, 2006 have been, in compliance with all, and have received no notice of any violation (as yet unremedied) of any, Laws applicable to the Company, such Company Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Notwithstanding anything contained in this Section 6.7, no representation or warranty shall be deemed to be made in this Section 6.7 in respect of environmental, Tax, employee benefits, labor or communications Laws matters, which are the subject of the representations and warranties made in Sections 6.10, 6.11, 6.12, 6.13 and 6.15 of this Agreement, respectively.

6.8 Proxy Statement/Prospectus; Registration Statements. None of the information regarding the Company or the Company Subsidiaries or the transactions contemplated by this Agreement provided by the Company specifically for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus or the Registration Statements will, in the case of the definitive Proxy Statement/Prospectus or any amendment or supplement thereto, at the time of the mailing of the definitive Proxy Statement/Prospectus and any amendment or supplement thereto, and at the time of the Company Stockholders Meeting, or, in the case of the Registration Statements, at the time such registration statement becomes effective, at the time of the Company Stockholders Meeting (in the case of the Company Registration Statement), at the Distribution Date and at the Effective Time, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Company Registration Statement and the Proxy Statement/Prospectus will comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by the Company with respect to information provided by Verizon or Spinco specifically for inclusion in, or incorporation by reference into, the Company Registration Statement or the Proxy Statement/Prospectus.

6.9 Information Supplied. All documents that the Company is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby or by any other Transaction Agreement will comply in all material respects with the provisions of applicable Law. All information supplied or to be supplied by the Company in any document, other than the Proxy Statement/Prospectus and the Registration Statements, which are addressed in Section 6.8, filed with any Governmental Authority in connection with the transactions contemplated hereby and by the other Transaction Agreements will be, at the time of filing, at the Distribution Date and at the Effective Time, true and correct in all material respects.

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6.10 Environmental Matters.

(a) All material Environmental Permits required pursuant to any Environmental Law for operation of the business of the Company (i) have been obtained by the Company and the Company Subsidiaries and (ii) are currently in full force and effect. The Company and each of the Company Subsidiaries are in material compliance with all material Environmental Permits required pursuant to any Environmental Law for operation of the business of the Company.

(b) To the Company’s Knowledge, the Company and each of the Company Subsidiaries are, and at the Effective Time will be, in material compliance with all applicable Environmental Laws with respect to the business of the Company. To the Company’s Knowledge, there are no events, conditions, circumstances, activities, practices or incidents related to the business of the Company which have given, or would reasonably be likely to give, rise to any Environmental Claim that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) There is no civil, criminal or administrative action, suit, demand, Environmental Claim, hearing, notice, or demand letter, notice of violation, investigation or proceeding pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries related to any Environmental Permit or any applicable Environmental Law or any plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder, that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d) To the Company’s Knowledge, the Company and the Company Subsidiaries have not generated, stored, used, emitted, discharged or disposed of any Hazardous Material except in material compliance with applicable Environmental Law. To the Company’s Knowledge, the Company and the Company Subsidiaries have made available to Verizon for its review copies of those reports, audits, studies or analyses in their possession, custody or control that are material to the representations made in this Section 6.10.

(e) The Company and each of the Company Subsidiaries (i) have not, within the past seven years, received any written request for information, and have not been notified that they are a potentially responsible party, under the Comprehensive Environmental Response, Compensation or Liability Law and (ii) to the Company’s Knowledge, have not, within the past seven years, been, and are not reasonably expected to be, subject to liability for any Environmental Claim arising under or pursuant to such Laws.

6.11 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) all Tax Returns relating to the Company and the Company Subsidiaries required to be filed have been filed, (ii) all such Tax Returns are true and correct in all respects as filed or have been subsequently amended to make such Tax Returns true and correct and not further amended, (iii) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) relating to the Company or any the Company Subsidiary required to be paid, have been timely paid in full, (iv) all Taxes relating to the Company and the Company Subsidiaries for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have been properly accrued for in the books and records of the Company, and (v) the Company and the Company Subsidiaries have duly and timely withheld all Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Taxing Authority.

(b) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to the Company or any Company Subsidiary, and no power of attorney with respect to any such Taxes, has been filed or entered into with any Taxing Authority.

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(c) (i) No audits or other administrative proceedings or proceedings before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of the Company or any Company Subsidiary, as to which any Taxing Authority has asserted in writing any claim which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (ii) no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which the Company or any Company Subsidiary may be liable with respect to income or other material Taxes which has not been fully paid or finally settled.

(d) Neither the Company nor any Company Subsidiary (i) is a party to or bound by or has any obligation under any Tax separation, sharing or similar agreement or arrangement other than the Tax Sharing Agreement and the Company Tax Sharing Agreement, (ii) is or has been a member of any consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes (other than a group of which the Company is the common parent corporation) or has any potential liability for Taxes of another Person (other than the Company or any of the Company Subsidiaries under Treasury Regulations § 1.1502-6) or (iii) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state or local law.

(e) None of the assets of the Company or any of the Company Subsidiaries is subject to any Tax lien (other than liens for Taxes that are not yet due and payable).

(f) Section 6.11(f) of the Company Disclosure Letter lists, as of the date hereof, all foreign jurisdictions in which the Company or any Company Subsidiary files a material Tax Return.

(g) Neither the Company nor any Company Subsidiary has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code by reason of a change in accounting method or otherwise, except where such adjustments have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(h) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger.

(i) Neither the Company nor any of the Company Subsidiaries has taken or agreed to take any action that is reasonably likely to (nor are any of them aware of any agreement, plan or other circumstance that would) prevent the Tax-Free Status of the Transactions.

(j) Neither the Company nor any Company Subsidiary has engaged in any listed transaction, or any reportable transaction the principal purpose of which was tax avoidance, within the meaning of Sections 6011, 6111 and 6112 of the Code.

6.12 Benefit Plans.

(a) Section 6.12(a)(i) of the Company Disclosure Letter lists, as of the date hereof, each “employee benefit plan” (as defined in Section 3(3) of ERISA), and all other benefit, bonus, incentive, deferred compensation, stock option (or other equity-based compensation), severance, retention, change in control, welfare (including post-retirement medical and life insurance), fringe benefit and similar plans, programs, policies and arrangements, whether or not subject to ERISA and whether written or oral, sponsored, maintained or contributed to or required to be maintained or contributed to by the Company or any of the Company Subsidiaries, or with respect to which any Person who is currently, has been or, prior to the Effective Time, is expected to become, an employee of the Company or any of the Company Subsidiaries (collectively, “Company Employees”) is entitled to any benefit

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(the “Company Benefit Plans”), or with respect to which the Company or any of the Company Subsidiaries has any liability. Section 6.12(a)(ii) of the Company Disclosure Letter sets forth, as of the date hereof, a complete and accurate list of each material employment, consulting, severance, change in control, retention, termination or other material bilateral contract between any Company Employee, on the one hand, and the Company or any Company Subsidiary, on the other hand, in each case, that is not a Company Benefit Plan (collectively, the “Company Benefit Agreements”). With respect to each Company Benefit Plan and Company Benefit Agreement, the Company has provided to Verizon complete and accurate copies of (A) such Company Benefit Plan or Company Benefit Agreement, including any amendment thereto, (B) each trust, insurance, annuity or other funding contract related thereto, (C) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto and (D) the two most recent annual reports on Form 5500 required to be filed with the IRS with respect thereto (if any).

(b) No material liability under Title IV (including Sections 4069 and 4212(c) of ERISA) or Section 302 of ERISA, or Section 412 of the Code, has been incurred by the Company, any of the Company Subsidiaries or any ERISA Affiliate of any of them, and no condition exists that would reasonably be expected to result in the Company, any of the Company Subsidiaries or any ERISA Affiliate of any of them incurring any such liability, other than liability for premiums due to the PBGC. The present value of accrued benefits under each Company Benefit Plan that is subject to Title IV of ERISA, determined based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan’s actuary with respect to such plan, did not exceed, as of its latest valuation date, the then current value of the assets of such plan allocable to such accrued benefits.

(c) (i) No Company Benefit Plan is a “multiemployer plan,” as defined in Section 3(37) of ERISA and (ii) none of the Company, the Company Subsidiaries or any ERISA Affiliate of any of them has made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Sections 4203 and 4205 of ERISA, the liability for which has not been satisfied in full.

(d) Each Company Benefit Plan and Company Benefit Agreement has been operated and administered in all material respects in accordance with its terms and applicable Law, including ERISA and the Code. All contributions and premium payments required to be made with respect to any Company Benefit Plan or Company Benefit Agreement have been timely made, except for any contributions in respect of benefits that have become due but that are not yet payable under the terms of the applicable Company Benefit Plan or Company Benefit Agreement. Appropriate reserves or accruals have been taken on the Company’s financial statements in accordance with GAAP in respect of any unpaid liabilities incurred or accrued under or in respect of any Company Benefit Plan or Company Benefit Agreement. There are no pending or, to the Company’s Knowledge, threatened claims by, on behalf of or against any of the Company Benefit Plans in effect as of the date hereof or any Assets thereof, that, if adversely determined would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and no matter is pending (other than routine qualification determination filings, copies of which have been furnished to Verizon and Spinco or will be promptly furnished to Verizon and Spinco when made) with respect to any of the Company Benefit Plans before the IRS, the United States Department of Labor or the PBGC.

(e) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code, each trust maintained under any Company Benefit Plan intended to satisfy the requirements of Section 501(c)(9) of the Code has satisfied such requirements and, in either such case, no event has occurred or condition is known to exist that would reasonably be expected to have a material adverse effect on such tax-qualified status for any such Company Benefit Plan or any such trust.

(f) No Company Benefit Plan or Company Benefit Agreement, and no contractual arrangements between the Company and any third party, exists that could result in (i) the payment to any current, former or future director, officer, stockholder or employee of the Company or any of the Company Subsidiaries, or of any entity the assets

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or capital stock of which have been acquired by the Company or a Company Subsidiary, of any money or other property or benefits, (ii) the acceleration of the time of payment or vesting, or trigger any funding, of any compensation or benefits under any Company Benefit Plan or Company Benefit Agreement or (iii) the breach or violation of, default under or limitation on the Company’s right to amend, modify or terminate any Company Benefit Plan or Company Benefit Agreement, in each case as a result of the consummation of the transactions contemplated by the Transaction Agreements whether or not (a) such payment, acceleration or provision would constitute a “parachute payment” (within the meaning of Section 280G of the Code) or (b) some other action or event (including separation from service) would be required to cause such payment, acceleration or provision to be triggered.

6.13 Labor Matters. Neither the Company nor any of the Company Subsidiaries is a party to, or bound by, any collective bargaining agreement, employment agreement or other Contract, in each case, with a labor union or labor organization and no such agreement is currently being negotiated. To the Company’s Knowledge, as of the date hereof no union organizing campaign is in progress with respect to the Company Employees. Except for such matters which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) as of the date hereof, there are no strikes or lockouts with respect to Company Employees, (b) there is no unfair labor practice, charges, complaint, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries, (c) there are no actual or, to the Company’s Knowledge, threatened claims, arbitrations, litigation or consent decrees relating to employment Laws, terms and conditions of employment and wages and hours pertaining to employees of the Company or its Subsidiaries or employment practices affecting such employees and (d) the Company and the Company Subsidiaries are in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, (iii) collective bargaining and labor relations practices, (iv) layoffs, and (v) immigration. As of the date hereof, neither the Company nor any of the Company Subsidiaries has any liabilities under the WARN Act as a result of any action taken by the Company and that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

6.14 Intellectual Property.

(a) Section 6.14(a) of the Company Disclosure Letter contains, as of the date hereof, a complete and accurate list of all Statutory Intellectual Property owned by the Company or any of the Company Subsidiaries.

(b) Neither the Company nor any Company Subsidiaries has received since January 1, 2006 any written charge, complaint, claim, demand or notice alleging any infringement, misappropriation or violation by the business of the Company of (including any claim that the Company Subsidiaries conducting the business of the Company must license or refrain from using) any Company Third Party Intellectual Property material to the business of the Company.

(c) To the Company’s Knowledge, there are no Liens on any Intellectual Property owned by the Company or any of the Company Subsidiaries.

6.15 Communications Regulatory Matters.

(a) The Company and the Company Subsidiaries hold, and on the Distribution Date will hold, all permits, licenses, franchises, waivers, orders, approvals, concessions, registrations and other authorizations issued or provided by the FCC, the State Regulators or any other Governmental Authority relating to communications regulatory matters (including multichannel video) under all Laws currently in effect that are necessary for the Company and/or the Company Subsidiaries to own their respective assets or operate the applicable portion of the business of the Company as currently conducted (“Company Licenses”), except such Company Licenses the failure of which to so hold has not had and would not reasonably be expected to have, individually or in the

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aggregate, a Material Adverse Effect on the Company. The Company has in full force and effect, or will have in full force and effect as of the Closing Date, authority to provide non-facilities-based international services between the U.S. and all permitted international points pursuant to 47 U.S.C. § 214 and 47 C.F.R. § 63.18.

(b) The Company and each of the Company Subsidiaries in the conduct of its business has complied since January 1, 2006 with, and currently is not in violation of, any requirement of Law relating to communications regulatory matters (including multichannel video) to which the Company or any of the Company Subsidiaries is subject, except to the extent that any such non-compliance or violation has not resulted and would not reasonably be expected to result in any burden, fine or consequence on the business of the Company. Without limiting the foregoing, there is not pending, nor to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries any application, action, petition, objection or other pleading, or any proceeding by or before the FCC or any State Regulators which questions or contests the validity of, or any rights of the holder under, or seeks the non-renewal, revocation or suspension of any Company License. Since January 1, 2006, neither the Company nor any of the Company Subsidiaries has received written notice of an investigation or review by any Governmental Authority (including, for this purpose only, the Universal Service Administrative Company and any other administrators designated by the FCC or a State Regulator) relating to communications regulatory matters (including multichannel video) with respect to a material violation by the Company or any of the Company Subsidiaries of any requirement of Law, excluding any notice in respect of a matter that has been withdrawn or resolved without the imposition of material penalties, burdens or fines. The Company (a) is capable of providing local number portability in material compliance with 47 U.S.C. § 251(b)(2) and the implementing rules of the FCC; (b) complies in all material respects with the requirements of the CALEA; and (c) is capable of providing 911 service in material compliance with 47 U.S.C. § 251(e)(3) and the implementing rules of the FCC and applicable state Laws of the State Regulators.

6.16 Material Contracts.

(a) Section 6.16(a) of the Company Disclosure Letter sets forth, and the Company has made available to Verizon true and complete copies of, all Company Material Contracts in effect as of the date of this Agreement. For purposes of this Agreement, the term “Company Material Contracts” means any of the following Contracts (other than this Agreement, each other Transaction Agreement, the Company Benefit Plans and the Company Benefit Agreements), whether entered into prior to or after the date hereof, to which the Company or any Company Subsidiary is a party: (i) any “material contract” (as defined in item 601(b)(10) of Regulation S-K of the SEC), (ii) any non-competition agreement or any other Contract that restricts in any material respect the conduct of any line of business, (iii) any partnership, joint venture or similar Contract material to the business of the Company, and (iv) any Contract (other than Contracts relating to the Spinco Payment Financing and the Spinco Securities) that will govern the terms of any Indebtedness (or guarantees thereof) of the Surviving Corporation or any of its Subsidiaries after the Effective Time in excess of $50,000,000.

(b) Assuming the accuracy of the representations and warranties of Verizon and Spinco in Section 5.17 and compliance by Verizon and Spinco with Section 7.24, the Company represents that, as of the Closing Date, it will have the capability to assume responsibility for all of the operations of the Spinco Business. The Company represents that as of the Closing it will have the capability to deliver comparable products and services comprising the Spinco Business to customers at service levels and at a quality no less favorable than those provided by the Contributing Companies in the Territory as of immediately prior to the Closing.

(c) (i) Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (ii) to the Company’s Knowledge, no other party to any Company Material Contract is in breach of or in default under the terms of any Company Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (iii) each Company Material Contract is a valid and binding obligation of the Company or any Company Subsidiary which is a party thereto and, to the Company’s

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Knowledge, of each other party thereto, and is in full force and effect, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.

6.17 Company Real Property.

(a) The Company or a Company Subsidiary has, in all material respects, good and valid and marketable title to all of the Company Owned Real Property the loss of which would be material and adverse to the business of the Company (such Company Owned Real Property, the “Material Company Owned Real Property”), free and clear of all encumbrances other than Permitted Encumbrances. None of the Company or the Company Subsidiaries has leased or otherwise granted any third party any right to use or occupy any of the Material Company Owned Real Property, and there are no outstanding options, rights of refusal, rights of first offer or rights of reverter or other third party rights in any of the Material Company Owned Real Property.

(b) With respect to leases and subleases of real property to which the Company or its Subsidiaries is a party, (i) each is enforceable in accordance with its terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies, (ii) there is no material default or material breach of a covenant by the Company or any Company Subsidiaries, (iii) no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute such a material default or material breach and (iv) there has been no collateral assignment or other security interest and they are not subject to any encumbrance other than Permitted Encumbrances.

6.18 Opinions of Company Financial Advisors. The Company has received the written opinion of each of Citigroup Global Markets Inc. and Evercore Partners, to the effect that, as of the date thereof, and based upon and subject to the assumptions and matters set forth therein, the Aggregate Merger Consideration to be delivered by the Company in respect of the Spinco Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to the Company and the holders of Company Common Stock. The Company will deliver copies of such written opinions to Verizon promptly upon receipt.

6.19 Brokers or Finders. Except with respect to the Persons set forth in Section 6.18, no agent, broker, investment banker, financial advisor or other similar Person is or will be entitled, by reason of any agreement, act or statement by the Company, or any of the Company Subsidiaries, directors, officers or employees, to any financial advisory, broker’s, finder’s or similar fee or commission, to reimbursement of expenses or to indemnification or contribution in connection with any of the transactions contemplated by this Agreement or any other Transaction Agreement. The material terms of the engagement letters between each of the Company’s financial advisors and the Company have been provided to Verizon.

6.20 Takeover Statutes. Other than Section 203 of the DGCL, no “fair price,” “moratorium,” “control share acquisition,” “business combination,” “stockholder protection” or other similar anti-takeover statute or regulation enacted under Delaware law, or, to the Company’s Knowledge, under the law of any other jurisdiction, will apply to this Agreement, the Merger or the transactions contemplated hereby or thereby. The action of the Board of Directors of the Company in approving this Agreement and the transactions provided for herein is sufficient to render inapplicable to this Agreement, the Merger and the transactions contemplated hereby or thereby and the transactions provided for herein, the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL.

6.21 Certain Board Findings. The Board of Directors of the Company, at a meeting duly called and held, (i) has determined that this Agreement and the transactions contemplated hereby, including the Merger, and the issuance of shares of Company Common Stock pursuant to the Merger, are advisable, fair to and in the best interests of the Company and the stockholders of the Company, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) has resolved to recommend that the stockholders of the Company entitled to vote thereon adopt this Agreement at the Company Stockholders Meeting.

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6.22 Vote Required. The only vote of the stockholders of the Company required under the DGCL, the NYSE rules or the Company’s certificate of incorporation for (a) adoption of this Agreement, (b) amendment of the Company’s certificate of incorporation to increase the number of authorized shares of Company Common Stock in connection with the issuance of the Aggregate Merger Consideration and (c) the issuance of the Aggregate Merger Consideration is the affirmative vote of the holders of a majority in voting power of all outstanding shares of Company Common Stock at the Company Stockholders Meeting (collectively, the “Requisite Approval”). The consummation of the transactions contemplated hereby have been approved by the Company’s Board of Directors such that such consummation and the issuance of shares of Company Common Stock in the Merger shall be exempted from the terms of the Rights Plan.

6.23 Affiliate Transactions. There are no transactions or Contracts of the type required to be disclosed by the Company under Item 404 of Regulation S-K between or among (a) the Company or any Company Subsidiary, on the one hand, and (b) any individual who is a “named executive officer” or director of the Company (as such term is defined in Section 402 of Regulation S-K), on the other hand.

ARTICLE VII

COVENANTS AND AGREEMENTS

7.1 Conduct of Business by the Company Pending the Merger. Following the date of this Agreement and prior to the earlier of the Effective Time and the date on which this Agreement is terminated pursuant to Section 9.1, except as may be consented to in writing by Verizon (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly contemplated by a Transaction Agreement or as set forth in Section 7.1 of the Company Disclosure Letter, the Company covenants and agrees that the Company and each of the Company Subsidiaries shall conduct its operations in accordance with its ordinary course of business, consistent with past practice and in compliance with all Laws applicable to it or to the conduct of its business, and use all commercially reasonable efforts to preserve intact its present business organization, maintain rights and franchises, keep available the services of its current officers and key employees and preserve its relationships with customers and vendors in such a manner that its goodwill and ongoing businesses would not reasonably be anticipated to be impaired in any material respect. Following the date of this Agreement and prior to the earlier of the Effective Time and the date on which this Agreement is terminated pursuant to Section 9.1 (and notwithstanding the immediately preceding sentence) except (i) as may be required by Law or to comply with any Order relating to the transactions contemplated hereby, (ii) as may be consented to in writing by Verizon (which consent shall not be unreasonably withheld, conditioned or delayed, except in the case of clauses (a), (b) and (d) and, in respect of the foregoing clauses, (p) of this Section 7.1, with respect to which such consent may be withheld in Verizon’s sole discretion), (iii) as may be expressly contemplated by this Agreement or the other Transaction Agreements, or (iv) as set forth in Section 7.1 of the Company Disclosure Letter, the Company shall not, nor shall it permit any of the Company Subsidiaries to:

(a) (i) declare or pay any dividends on or make other distributions in respect of any shares of its capital stock or partnership interests (whether in cash, securities or property), except for the declaration and payment of (A) cash dividends or distributions paid on or with respect to a class of capital stock or partnership interests all of which shares of capital stock or partnership interests, as the case may be, of the applicable corporation or partnership are owned directly or indirectly by the Company and (B) regular quarterly dividends on the Company Common Stock each quarter in an amount not to exceed $0.25 per share at times consistent with the dividend payment practices of the Company in 2008 (including a final partial regular quarterly dividend to the extent permitted under the Company Credit Agreements and paid from existing funds or existing borrowing capacity, to be declared and paid to pre-Closing Company stockholders, pro rated for the number of days elapsed between (x) the beginning of the quarterly period in which the Effective Time occurs and (y) the day immediately preceding the Effective Time); (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock; or (iii) redeem, repurchase or otherwise acquire, or permit any Subsidiary to redeem, repurchase or otherwise acquire, any shares of its capital stock (including any securities convertible or exchangeable into such

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capital stock), except (A) pursuant to the terms of the securities outstanding on the date hereof or any securities issued after the date hereof not in violation of this Agreement and (B) pursuant to the existing terms of a Company Benefit Plan or any awards thereunder outstanding on the date hereof or granted thereunder after the date hereof in accordance with this Agreement; provided, however, that this Section 7.1(a) shall not prohibit any such action effected pursuant to the Rights Plan;

(b) issue, deliver or sell, or authorize any shares of its capital stock of any class, any Company Voting Debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares or other Company Voting Debt or convertible securities, other than (i) pursuant to the Rights Plan, (ii) the issuance of shares of Company Common Stock upon the exercise of stock options or the vesting of restricted stock units that are outstanding on the date hereof pursuant to the Company Benefit Plans or granted after the date hereof pursuant to clause (iv) below; (iii) issuances by a wholly-owned Subsidiary of the Company of its capital stock to such Subsidiary’s parent or another wholly-owned Subsidiary of the Company; and (iv) the granting of stock options, or the granting of restricted stock units or restricted stock in the ordinary course of business, consistent with the Company’s past practices, provided that in no event shall the vesting and exercisability of any such newly granted option, restricted stock unit or restricted stock accelerate or shall any additional rights be conveyed with respect thereto on account of the transactions contemplated hereby;

(c) amend the Company’s certificate of incorporation or bylaws (other than amend the Company’s certificate of incorporation to increase the number of authorized shares of Company Common Stock in connection with the issuance of the Aggregate Merger Consideration), or amend any Company Subsidiary’s certificate of incorporation or bylaws (or other similar organizational documents) in any manner that would prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement;

(d) acquire or agree to acquire by merger or consolidation, or by purchasing a substantial or controlling equity interest in, or the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division or business unit thereof or otherwise acquire or agree to acquire any assets (other than the acquisition of equipment and other assets used in the operations of the business of the Company in the ordinary course consistent with past practice);

(e) sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, or agree to sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, any of its assets (including capital stock of Subsidiaries of the Company but excluding (i) surplus real property not used in telephone operations, (ii) inventory and obsolete equipment, in each case, in the ordinary course of business consistent with past practice, (iii) any Lien required to be created pursuant to the Company Credit Agreements and (iv) Permitted Encumbrances);

(f) incur any Indebtedness or guarantee or otherwise become contingently liable for any Indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantee any debt securities of others or enter into any material Lease (whether such Lease is an operating or capital Lease) or enter into any interest rate hedge, other than (i) the incurrence of Indebtedness under the Company Credit Agreements, (ii) subject to clause (g) below, in order to refinance any Indebtedness of the Company or any of its Subsidiaries outstanding as of the date hereof, provided that any such refinancing shall be unsecured and shall not include covenants or other terms that would conflict with or preclude the Special Payment Financing or the Spinco Securities, (iii) pursuant to any customer Contract, vendor Contract or real property Lease entered into in the ordinary course of business consistent with past practice, (iv) in connection with equipment leasing in the ordinary course of business, consistent with past practice and (v) Indebtedness owed to the Company or any of its Subsidiaries;

(g) without limiting clause (f) above, from and after March 1, 2010, offer or solicit or engage in any discussion or negotiations concerning any potential issuance of debt securities by the Company or its Subsidiaries (or the Surviving Corporation), or authorize any marketing of any potential issuance of debt securities other than the Special Payment Financing and the issuance of the Spinco Securities;

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(h) except in the ordinary course of business, consistent with past practice, incur or commit to capital expenditures or obligations or liabilities in connection with any capital expenditure in the aggregate in excess of $10,000,000, other than (i) capital expenditures or obligations or liabilities in connection therewith to repair or replace facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), (ii) as contemplated by the Company’s 2009 capital expenditure budget, which is set forth in Section 7.1(h) of the Company Disclosure Letter, or the 2010 capital expenditure budget, to the extent it is substantially similar in all material respects to the 2009 capital expenditure budget and (iii) capital expenditures incurred in connection with integrating the Spinco Assets and the Spinco Business into the Company and its business, provided that this Section 7.1(h) shall not permit any action otherwise prohibited by Section 7.1(d);

(i) (i) other than in the ordinary course of business, consistent with past practice, or as required or contemplated by a Company Benefit Plan or Company Benefit Agreement, grant any increases in the compensation of any of its directors, officers or employees; (ii) other than in the ordinary course of business, consistent with past practice, pay or agree to pay to any director, officer or employee, whether past or present, any pension, retirement allowance, change in control, severance or other employee benefit not required or contemplated by any Company Benefit Plan or Company Benefit Agreement or any other existing benefit, severance, termination, pension or employment plans, Contracts or arrangements as in effect on the date hereof or as adopted, entered into or amended in accordance with clause (iii) of this Section 7.1(i) after the date hereof; (iii) other than in the ordinary course of business, consistent with past practice, adopt or enter into any new, or materially amend any, Company Benefit Plan or Company Benefit Agreement or any other employment or severance or termination Contract with any director, officer or employee; (iv) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or (v) other than as required or contemplated under the terms of the applicable Company Benefit Plan, Company Benefit Agreement or collective bargaining agreement, or other employee plan, agreement, Contract or arrangement (in each case, as in effect on the date hereof or as adopted, entered into or amended in accordance with clause (iii) of this Section 7.1(i) after the date hereof), take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, Company Benefit Agreement or collective bargaining agreement, or any other employee plan, agreement, Contract or arrangement;

(j) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of the Company Subsidiaries;

(k) make any material change in its methods of accounting in effect at December 31, 2008 or change its fiscal year except for changes required by a change in GAAP or required by the auditors of the Company and the Company Subsidiaries;

(l) enter into or amend any agreement or arrangement with any Affiliate of the Company or any Company Subsidiary (other than with wholly-owned Company Subsidiaries) on terms less favorable to the Company or such Company Subsidiary, as the case may be, than could be reasonably expected to have been obtained with an unaffiliated third party on an arm’s-length basis;

(m) except in the ordinary course of business, consistent with past practice, or as required by Law, modify, amend or terminate any Company Material Contract to which the Company or any of the Company Subsidiaries is a party or waive, release or assign any material rights or claims thereunder or enter into any Company Material Contract;

(n) except as would not be expected to materially and adversely affect the Company or any of its Affiliates or the Surviving Corporation on a going-forward basis after the Effective Time, (i) make or rescind any material express or deemed election relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where the Company has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (iii) amend any material Tax Returns or (iv) change in any material respect any of its

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methods of reporting income or deductions for federal income tax purposes from those expected to be employed in the preparation of its federal income tax return for the taxable year ending December 31, 2008 (unless such change is required by Law);

(o) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction (which includes the payment of final and unappealable judgments) in the ordinary course of business, consistent with past practice, or in accordance with their terms, of liabilities (x) reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, or (y) incurred in the ordinary course of business since the date of such financial statements; or

(p) agree or commit to do any of the foregoing actions.

7.2 Conduct of Spinco Business Pending the Merger. Following the date of this Agreement and prior to the earlier of the Effective Time and the date on which this Agreement is terminated pursuant to Section 9.1, except as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly contemplated by a Transaction Agreement or as set forth in Section 7.2 of the Spinco Disclosure Letter, Verizon and Spinco jointly and severally covenant and agree that Verizon and each of the Contributing Companies (in regard to the Spinco Business only) and Spinco and each of the Spinco Subsidiaries shall conduct its operations in accordance with its ordinary course of business, consistent with past practice and in compliance with all Laws applicable to it or to the conduct of its business, and use all commercially reasonable efforts to preserve intact its present business organization, maintain rights and franchises, keep available the services of its current officers and key employees and preserve its relationships with customers and vendors in such a manner that its goodwill and ongoing businesses would not reasonably be anticipated to be impaired in any material respect. Following the date of this Agreement and prior to the earlier of the Effective Time and the date on which this Agreement is terminated pursuant to Section 9.1 (and notwithstanding the immediately preceding sentence) except (i) as may be required by Law or to comply with any Order relating to the transactions contemplated hereby, (ii) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed, except in the case of clauses (a), (c) and (e) and, in respect of the foregoing clauses, (p) of this Section 7.2, with respect to which such consent may be withheld in the Company’s sole discretion), (iii) as may be expressly contemplated by this Agreement or the other Transaction Agreements, (iv) as required to permit the ordinary course operation of Verizon’s cash management system prior to the Effective Time, including any distributions of cash in connection therewith, or (v) as set forth in Section 7.2 of the Spinco Disclosure Letter, Spinco shall not, nor shall Verizon or Spinco permit any of the Spinco Subsidiaries or, to the extent applicable, any of the Contributing Companies with respect to the Spinco Business to:

(a) issue, deliver or sell, or authorize any shares of Spinco’s capital stock or other voting or convertible securities or capital stock or other voting or convertible securities of any Spinco Subsidiary of any class, or any rights, warrants or options to acquire, any such shares or securities (including additional options or other equity-based awards that could be converted into any option to acquire Spinco Common Stock or the capital stock of any Spinco Subsidiary pursuant to the Employee Matters Agreement or otherwise), other than (i) pursuant to this Agreement, pursuant to the Distribution Agreement or required in connection with the Contribution and (ii) issuances by a wholly-owned Subsidiary of Spinco of its capital stock to such Subsidiary’s parent or another wholly-owned Subsidiary of Spinco;

(b) adopt any provision of, or otherwise amend, the certificate of incorporation or bylaws (or other similar organizational documents) of Spinco or any Spinco Subsidiary in any manner that would prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement;

(c) acquire or agree to acquire by merger or consolidation, or by purchasing a substantial or controlling equity interest in, or the assets of, or by any other manner, any business or any corporation, partnership, limited

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liability entity, joint venture, association or other business organization or division or business unit thereof or otherwise acquire or agree to acquire any assets (other than the acquisition of equipment and other assets used in the operations of the Spinco Business in the ordinary course consistent with past practice);

(d) sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, or agree to sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, any of the assets that would constitute Spinco Assets as of the Distribution Date (including capital stock of Spinco Subsidiaries but excluding (i) surplus real property not used in telephone operations, (ii) inventory and obsolete equipment, in each case, in the ordinary course of business consistent with past practice and (iii) Permitted Encumbrances);

(e) incur any Indebtedness or guarantee or otherwise become contingently liable for any Indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of Spinco or any of its Subsidiaries or guarantee any debt securities of others or enter into any material Lease (whether such Lease is an operating or capital Lease) or enter into any interest rate hedge, other than (i) pursuant to any customer Contract, vendor Contract or real property Lease entered into in the ordinary course of business consistent with past practice, (ii) in connection with equipment leasing in the ordinary course of business consistent with past practice and (iii) in connection with the Special Payment Financing and/or the issuance of the Spinco Securities, as contemplated by the Distribution Agreement;

(f) except in the ordinary course of business, consistent with past practice, incur or commit to capital expenditures or obligations or liabilities in connection with any capital expenditure in the aggregate in excess of $10,000,000, in each case, other than (i) capital expenditures or obligations or liabilities in connection therewith to repair or replace facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance) and (ii) as contemplated by the 2009 capital expenditure budget of Verizon for the Spinco Business, which is set forth in Section 7.2(f) of the Spinco Disclosure Letter, or the 2010 capital expenditure budget, to the extent it is substantially similar in all material respects to the 2009 capital expenditure budget (except as set forth in Section 7.2(f) of the Spinco Disclosure Letter), provided that this Section 7.2(f) shall not permit any action otherwise prohibited by Section 7.2(c);

(g) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Spinco or any Spinco Subsidiary;

(h) (i) other than in the ordinary course of business, consistent with past practice, or as required or contemplated by a Spinco Benefit Plan or Spinco Benefit Agreement, grant any increases in the compensation of any of its directors, officers or employees; (ii) other than in the ordinary course of business, consistent with past practice, pay or agree to pay to any director, officer or employee, whether past or present, any pension, retirement allowance, change in control, severance or other employee benefit not required or contemplated by any Spinco Benefit Plan or Spinco Benefit Agreement or any other existing benefit, severance, termination, pension or employment plans, Contracts or arrangements as in effect on the date hereof or as adopted, entered into or amended in accordance with clause (iii) of this Section 7.2(h) after the date hereof; (iii) other than in the ordinary course of business, consistent with past practice, adopt or enter into any new, or materially amend any, Spinco Benefit Plan or Spinco Benefit Agreement or any other employment, severance or termination Contract with any director, officer or employee; (iv) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or (v) other than as required or contemplated under the terms of the applicable Spinco Benefit Plan, Spinco Benefit Agreement or collective bargaining agreement, or other employee plan, agreement, Contract or arrangement (in each case, as in effect on the date hereof or as adopted or entered into or amended in accordance with clause (iii) of this Section 7.2(h) after the date hereof), take any action to fund or in any other way secure the payment of compensation or benefits under any Spinco Benefit Plan, Spinco Benefit Agreement or collective bargaining agreement, or any other employee plan, agreement, Contract or arrangement;

(i) other than in the ordinary course of business, consistent with past practice, establish, adopt, enter into, terminate or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit

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of any current or former directors, officers, employees or any of their beneficiaries, except, in each case, as contemplated by the Employee Matters Agreement, as is necessary to comply with applicable Law, or as would not result in a material increase in the cost of maintaining such collective bargaining agreement, plan, trust, fund, policy or arrangement;

(j) make any material change in Verizon’s methods of accounting with respect to the Spinco Business in effect on December 31, 2008 or change the fiscal year of the Spinco Business except for changes required by a change in GAAP or required by the auditors of Verizon and the Verizon Subsidiaries;

(k) except as would not be expected to materially and adversely affect Spinco or any of its Subsidiaries or the Spinco Business, or the Surviving Corporation on a going-forward basis after the Effective Time, (i) make or rescind any material express or deemed election relating to Taxes of Spinco or any of its Subsidiaries or the Spinco Business, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where Verizon or Spinco has the capacity to make such binding election (other than any election necessary in order to obtain the IRS Ruling and/or the Distribution Tax Opinion), (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes of Spinco or any of its Subsidiaries or the Spinco Business, (iii) amend any material Tax Returns of Spinco or any of its Subsidiaries or relating to the Spinco Business or (iv) change in any material respect any method of reporting income or deductions of Spinco or any of its Subsidiaries or the Spinco Business for federal income tax purposes from those expected to be employed in the preparation of its federal income tax return for the taxable year ending December 31, 2008 (unless such change is required by Law);

(l) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction (which includes the payment of final and unappealable judgments) in the ordinary course of business, consistent with past practice, or in accordance with their terms, of liabilities (x) reflected or reserved against in, or contemplated by, the Spinco Financial Statements (or the notes thereto) or (y) incurred in the ordinary course of business since the date of such financial statements;

(m) enter into or amend any agreement or arrangement relating to the Spinco Business that would constitute a Transferred Affiliate Arrangement and which constitutes a Spinco Asset or Spinco Liability with any Affiliate of Verizon or any Verizon Subsidiary (other than Spinco or a Spinco Subsidiary), on terms less favorable to Spinco or such Spinco Subsidiary, as the case may be, than could be reasonably expected to have been obtained with an unaffiliated third party on an arm’s-length basis;

(n) except in the ordinary course of business, consistent with past practice, or as required by Law, modify, amend or terminate any Spinco Material Contract or waive, release or assign any material rights or claims thereunder or enter into any Spinco Material Contract;

(o) amend the Distribution Agreement; or

(p) agree to commit to take any of the foregoing actions.

7.3 Proxy Statement/Prospectus; Registration Statements.

(a) As promptly as practicable following the date hereof, the Company, Verizon and Spinco shall prepare, and the Company shall file with the SEC, the Company Registration Statement, including the Proxy Statement/ Prospectus with respect to the transactions contemplated by this Agreement, and the Company shall use all commercially reasonable efforts to have such Proxy Statement/Prospectus cleared by the SEC under the Exchange Act and the Company Registration Statement declared effective by the SEC under the Securities Act, as promptly as practicable after such filings or at such other time as Verizon, Spinco and the Company may agree; and

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(b) As promptly as practicable after obtaining the Requisite Approval, if required under the Securities Act and/or Exchange Act (or otherwise required by the SEC) Verizon, Spinco and the Company shall prepare, and Spinco shall file with the SEC, the Spinco Registration Statement and Spinco shall use all commercially reasonable efforts to have such Spinco Registration Statement declared effective by the SEC under the Securities Act, as promptly as practicable after such filings or at such other time as Verizon, Spinco and the Company may agree, but in any case prior to the Distribution Date.

(c) The Company shall, as promptly as practicable after receipt thereof, provide to Verizon copies of any written comments and advise Verizon of any oral comments with respect to the Proxy Statement/Prospectus and the Company Registration Statement received from the SEC. Spinco shall, as promptly as practicable after receipt thereof, provide to the Company copies of any written comments and advise the Company of any oral comments with respect to the Spinco Registration Statement received from the SEC. All parties shall have the right to participate in conferences with the SEC with respect to the Registration Statements.

(d) The Company shall provide Verizon with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement/Prospectus or Company Registration Statement prior to filing the same with the SEC, and with a copy of all such filings made with the SEC. No amendment or supplement to the Proxy Statement/Prospectus or the Company Registration Statement will be made by the Company without the approval of Verizon (such approval not to be unreasonably withheld, conditioned or delayed). The Company will advise Verizon, promptly after it receives notice thereof, of the time when the Company Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Company Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement/Prospectus or the Company Registration Statement or requests by the SEC for additional information.

(e) Spinco shall provide the Company with a reasonable opportunity to review and comment on any amendment or supplement to any Spinco Registration Statement prior to filing the same with the SEC, and with a copy of all such filings made with the SEC. No amendment or supplement to any Spinco Registration Statement will be made by Spinco without the approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed). Spinco will advise the Company, promptly after it receives notice thereof, of the time when any Spinco Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Spinco Common Stock issuable in connection with the Distribution for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Spinco Registration Statement or requests by the SEC for additional information.

(f) As promptly as practicable after the date on which the SEC shall clear (whether orally or in writing) the Proxy Statement/Prospectus and, if required by the SEC as a condition to the mailing of the Proxy Statement/ Prospectus, the date on which the Company Registration Statement shall have been declared effective, the Company shall mail, or cause to be mailed, the Proxy Statement/Prospectus to its stockholders.

(g) If, at any time prior to the Effective Time, any event or circumstance should occur that results in the Proxy Statement/Prospectus or one or both of the Registration Statements containing an untrue statement of a material fact or omitting to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or that otherwise should be described in an amendment or supplement to the Proxy Statement/Prospectus or one or both of the Registration Statements, Verizon and the Company shall promptly notify each other of the occurrence of such event and then the applicable party shall promptly prepare, file and clear with the SEC and, in the case of the Proxy Statement/Prospectus, mail, or cause to be mailed, to the Company’s stockholders each such amendment or supplement.

(h) Verizon and Spinco agree to promptly provide the Company with the information concerning Verizon, Spinco and their respective Affiliates required to be included in the Proxy Statement/Prospectus and the Company Registration Statement. In furtherance of the foregoing, Verizon and Spinco shall use all commercially reasonable

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efforts to, or shall use all commercially reasonable efforts to cause their representatives to, furnish as promptly as practicable to the Company such additional financial and operating data and other information concerning the Spinco Business as the Company may reasonably request to complete the Proxy Statement/Prospectus and the Company Registration Statement in accordance with the Securities Act and/or Exchange Act (including any financial statements required to be included therein).

(i) The Company agrees to promptly provide Spinco with the information concerning the Company and its Affiliates required to be included in the Spinco Registration Statement. In furtherance of the foregoing, the Company shall use all commercially reasonable efforts to, or shall use all commercially reasonable efforts to cause its representatives to, furnish as promptly as practicable to Spinco such additional financial and operating data and other information concerning the business of the Company as Spinco may reasonably request to complete the Spinco Registration Statement in accordance with the Securities Act and/or Exchange Act (including any financial statements required to be included therein).

7.4 Stockholders Meeting.

(a) As promptly as practicable following the date hereof and the date on which the SEC shall clear (whether orally or in writing) the Proxy Statement/Prospectus and, if required by the SEC as a condition to the mailing of the Proxy Statement/Prospectus, the Company Registration Statement shall have been declared effective, the Company shall call a special meeting of its stockholders (the “Company Stockholders Meeting”) to be held as promptly as practicable for the purpose of voting upon (i) the adoption of this Agreement, (ii) the amendment of the Company’s certificate of incorporation to increase the number of authorized shares of Company Common Stock in connection with the issuance of the Aggregate Merger Consideration and (iii) the issuance of shares of Company Common Stock pursuant to the Merger. This Agreement shall be submitted for adoption to the stockholders of the Company at such special meeting. The Company shall deliver, or cause to be delivered, to the Company’s stockholders the Proxy Statement/Prospectus in definitive form in connection with the Company Stockholders Meeting at the time and in the manner provided by the applicable provisions of the DGCL, the Exchange Act and the Company’s certificate of incorporation and bylaws and shall conduct the Company Stockholders Meeting and the solicitation of proxies in connection therewith in compliance with such statutes, certificate of incorporation and bylaws.

(b) The Board of Directors of the Company shall recommend that the Company’s stockholders vote in favor of the items in Section 7.4(a)(i)-(iii) (the “Company Board Recommendation”) and shall not withdraw, modify or qualify or publicly propose to withdraw, modify or qualify, in any manner adverse to Verizon, the Company Board Recommendation, including approving or recommending a Company Acquisition Proposal or a Company Superior Proposal or any other alternative course of action (any such action, a “Change of Board Recommendation”); provided that the Board of Directors of the Company may make a Change of Board Recommendation pursuant to and in conformity with Section 7.11(c). For the avoidance of doubt, the obligation of the Company to call and hold the Company Stockholder Meeting for the purpose of voting upon the items in Section 7.4(a)(i)-(iii) shall not be affected by a Change of Board Recommendation.

7.5 Efforts to Close. Subject to the terms and conditions of the applicable Transaction Agreement, each of the parties agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective in accordance with the terms of the Transaction Agreements the transactions contemplated by the Transaction Agreements, including executing such documents, instruments or conveyances of any kind that may be reasonably necessary or advisable on the terms set forth herein to carry out any of the transactions contemplated by the Transaction Agreements; provided, however, that such additional documents, instruments and conveyances shall not (w) provide for additional representations or warranties, (x) impose additional obligations or liabilities on any party, (y) delay the consummation of the transactions contemplated by this Agreement or (z) be inconsistent with the express terms of any Transaction Agreement.

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7.6 Regulatory Matters.

(a) Subject to the terms and conditions set forth in this Agreement, each of Verizon, Spinco and the Company shall use all commercially reasonable efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Merger and the other transactions contemplated by this Agreement (including, subject to Section 7.18, consummating the Special Payment Financing), on the express terms set forth herein, including (i) the obtaining of all necessary actions, waivers, consents and approvals from any Governmental Authority and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority, and (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, each of Verizon, Spinco and the Company shall (i) promptly (but in no event later than 60 days after the date hereof) file all applications requiring prior approval or other submissions required to be filed with (x) the FCC (the “FCC Applications”), except those submissions addressed in Sections 7.6(i) below and 7.6(j), which shall be made as set forth in those Sections, and except those applications that may be filed with the FCC for “immediate approval” under 47 C.F.R. Section 1.948(j)(2) or for approval that permits operation upon application under 47 C.F.R. Section 90.159(c) and (y) the State Regulators in the states listed in Section 4.2(c) of the Verizon Disclosure Letter and Section 6.3(d) of the Company Disclosure Letter (each, a “State PUC Application”), in each case to effect the transfer of control of the Spinco Business and to cause such authorities to permit consummation of each of the transactions contemplated hereby or by the Distribution Agreement, and respond as promptly as practicable to any additional requests for information received from the FCC or any State Regulator or by any party to a FCC Application or a State PUC Application, (ii) use all commercially reasonable efforts to cure not later than the Effective Time any violations or defaults under any FCC Rules or rules of any State Regulator, (iii) use all commercially reasonable efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations or approvals are required to be obtained from, any other Governmental Authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals. All such filings shall be joint filings, unless Verizon and the Company mutually agree otherwise.

(c) Each of the Company and Verizon shall use all commercially reasonable efforts to obtain the consents of the FCC, the State Regulators in the states listed in Section 4.2(c) of the Verizon Disclosure Letter and Section 6.3(d) of the Company Disclosure Letter, any other State Regulators or other Governmental Authorities relating to communications regulatory matters (including multichannel video) that may require consents, permits, authorizations or approvals and any local municipal and county franchise authorities with respect to video franchises, in each case as are required to effect the transfer of control of the Spinco Business and permit the consummation of each of the transactions contemplated hereby or by the Distribution Agreement (such consents collectively, the “Telecommunications Regulatory Consents”), and the parties agree to cooperate fully with each other and with the applicable Governmental Authorities to obtain the Telecommunications Regulatory Consents at the earliest practicable date. The Company and Verizon shall cooperate in seeking to demonstrate that the transactions contemplated hereby meet all applicable regulatory standards (as they may be in effect from time to time) and to obtain all Telecommunications Regulatory Consents without any changes or the imposition of any conditions or restrictions, other than those (i) the Company may offer in its discretion in any application for an Order approving the transactions contemplated hereby or in any related filing or testimony or (ii) that would not reasonably be expected to constitute a Materially Adverse Regulatory Condition. In the event any Governmental Authority imposes any such material change, condition or restriction on the grant or receipt of any Telecommunications Regulatory Consents, each of the Company and Verizon shall use all commercially reasonable efforts to seek modification or removal of such change, condition or restriction.

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(d) Within 120 days after the date of this Agreement, or such other time as the parties may agree, the parties will make such filings, if any, as may be required by the HSR Act with respect to the transactions contemplated by this Agreement. Thereafter, the parties will file as promptly as practicable all reports or other documents required or requested by the U.S. Federal Trade Commission or the U.S. Department of Justice pursuant to the HSR Act or otherwise, including requests for additional information concerning such transactions, so that the waiting period specified in the HSR Act will expire as soon as reasonably practicable after the execution and delivery of this Agreement. The Company shall pay all application fees required in connection with any filings under the HSR Act.

(e) Verizon and the Company shall each cause their respective counsel to furnish the other party such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of necessary filings or submissions under the provisions of the HSR Act or with respect to any Telecommunications Regulatory Consents.

(f) Verizon and the Company shall each cause their respective counsel to supply to the other party copies of all correspondence, filings or written communications by such party or its Affiliates with any Governmental Authority or staff members thereof, with respect to the transactions contemplated by this Agreement and any related transactions, except for documents filed pursuant to Item 4(c) of the Hart-Scott-Rodino Notification and Report Form or communications regarding the same, and except for documents or information submitted in response to any request for additional information or documents pursuant to the HSR Act which reveal Verizon’s or the Company’s negotiating objectives or strategies or purchase price expectations.

(g) The parties shall use all commercially reasonable efforts to cooperate with each other in their communications with any Governmental Authority and related parties, consultants and advisors relative to matters that relate directly to or may affect the consummation of Merger or the transactions contemplated hereby. No party or its advisor shall initiate communications, orally or in writing, with, or respond to any inquiry or request of, any Governmental Authority, including the FCC, the U.S. Department of Justice, State Regulators, state attorney generals and local franchising authorities, or any consumer advocate which is, or may reasonably be expected to be, a party to a proceeding before a Governmental Authority, or any third-party consultant or advisor to any of the foregoing, regarding the Merger or the transactions contemplated hereby, without providing the other party, when reasonably practicable, with reasonable advance notice of the communication or response. If a Governmental Authority or any consumer advocate or any third-party consultant or advisor to any of the foregoing initiates communications on matters that relate directly to or may affect the Merger or the transactions contemplated hereby, the contents or substance of that communication shall be disclosed as promptly as practicable to the other parties by providing a copy of any written communication and a summary of any oral communication.

(h) If any objections are asserted with respect to the transactions contemplated hereby or the Transaction Agreements under any Regulatory Law or if any suit is instituted (or threatened to be instituted) by any Governmental Authority or any private party recommending or seeking to deny the granting of any Telecommunications Regulatory Consent or challenging any of the transactions contemplated hereby as violative of any Regulatory Law or otherwise, each of the Company, Verizon and Spinco shall cooperate in all respects with the other and shall use all commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement on the express terms contemplated hereby and by the Transaction Agreements without any changes or the imposition of any conditions or restrictions, other than those (i) the Company may offer in its discretion in any application for an order approving the transaction contemplated hereby or in any related filing or testimony or (ii) that would not reasonably be expected to constitute a Materially Adverse Regulatory Condition; provided, however, that the foregoing obligations shall not apply to a final Order of the FCC or any State Regulators. Neither Verizon nor the Company shall settle any such action, suit or proceeding or fail to perfect on a timely basis any right to appeal any judgment rendered or order entered against such party therein without having previously consulted with the other party. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.6 shall limit a party’s right to

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terminate this Agreement pursuant to Section 9.1 so long as such party has, prior to such termination, complied in all respects with its obligations under this Section 7.6. For purposes of this Agreement, “Regulatory Law” means the Sherman Antitrust Act, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, the Communications Act of 1934, as amended, and all other federal, state or foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that relate to the granting of regulatory consents in respect of telecommunications matters or that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition, whether in the communications industry or otherwise through merger or acquisition.

(i) To the extent necessary to comply with state laws and regulations and FCC Rules, including those prohibiting “slamming” as set forth in 47 C.F.R. Section 64.1120, at least 60 days prior to the estimated Closing Date (as reasonably estimated by the parties), (i) the Company shall, at its own expense, prepare and deliver to Verizon a draft notice providing the information required by 47 C.F.R. Section 64.1120(e) addressed to the telecommunications customers of Spinco and the Spinco Subsidiaries, after giving effect to the Contribution, it being understood that Verizon shall have the opportunity to review and comment on the contents of such notice; and (ii) Verizon shall, at the Company’s cost and expense (which shall be a reimbursement of Verizon’s out-of-pocket costs and expenses), cause such notice to be delivered to such customers at least 30 days before the estimated Closing Date (as reasonably estimated by the parties) by a direct mailing or in accordance with such method of notice and notification period that the FCC or State Regulators may order or require. Verizon and/or Spinco will be responsible for preparing, distributing, and filing (at the Company’s expense) any notices relating to “discontinuance, reduction, or impairment” of service to the customers of Spinco and the Spinco Subsidiaries after giving effect to the Contribution required by 47 C.F.R. Sections 63.19 and 63.71.

(j) On or prior to the Closing Date, the Company, at its own expense, shall adopt (to the extent permitted by State Regulators) the tariffs, price lists, schedules of rates, other statements of terms and conditions, including special customer arrangements, special assemblies, price flex arrangements, and individual customer-based arrangements of Verizon and other Verizon Affiliates for telecommunications services, which are applicable in whole or in part in the Territory, are effective under applicable Laws, and are in effect immediately prior to the Closing (collectively, the “Tariffs”). The Company shall maintain the Tariffs in effect at least until the end of the service term specified in (i) the Tariffs (to the extent permitted by State Regulators), (ii) agreements implementing such Tariffs with customers served by Verizon’s Affiliates under retained Blended Customer Contracts, Contracts governing Retained Customer Accounts, and the agreements of customers who do not provide Third Party Consents (each a “Specified Contract”) and (iii) agreements implementing such Tariffs with Persons who are Affiliates of Verizon on or before the Closing Date, and any optional renewal term exercisable by customers which are party to a Specified Contract or such Affiliates in such agreements or Tariffs, as applicable. The Company further agrees that, to the extent such Tariffs or agreements implementing such Tariffs contain rates and charges or other terms and conditions based on volume of service, amount of purchase or spend, or similar volume commitments by the customers which are party to a Specified Contract or such Affiliates (the “Volume Commitments”), the Company will reduce such Volume Commitments pro-rata, without a change in rates and charges or other terms and conditions under such Tariffs or agreements, to reflect the fact that the customers who are party to a Specified Contract or such Affiliates may, after Closing, take service from both Verizon Affiliates and the Company and not from Verizon Affiliates or the Company alone. The pro-rata reduction shall be equal to or exceed the amount of the Volume Commitment provided by Verizon Affiliates after Closing. By way of example, and not by limitation, if after Closing, such customer or Affiliate purchased 75% of a Volume Commitment from the Company and 25% of a Volume Commitment from Verizon Affiliates, then the Company would reduce the Volume Commitment by 25% in affected Tariffs and agreements implementing such Tariffs. At its own expense, the Company shall make all filings and take all other actions as may be required by applicable Laws to make the Tariffs and pro-rata reductions of Volume Commitments adopted or made by the Company under this Section 7.6(j) legally effective not later than the Effective Time. If the applicable State Regulators do not permit, in whole or in part, the adoption of such Tariffs by the Company or the maintenance of such Tariffs during the service terms described above in this Section 7.6(j), then from and

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after the Effective Time and through the date on which the Company would no longer have been required under this Section 7.6(j) to maintain the applicable Tariffs had such State Regulators permitted their adoption, the Company will provide service terms, rates and services equivalent to the applicable Tariffs, including reductions in Volume Commitments, by means and methods acceptable to the applicable State Regulators.

(k) In cases in which Verizon or any of its Affiliates is a party to a Contract with a competitive local exchange carrier, a local exchange carrier, or an interexchange carrier for interconnection services within the Territory (collectively, the “Verizon Interconnection Agreements”), Verizon and the Company agree that until Closing and for a period of six months following the Closing Date, each of Verizon and the Company shall use all commercially reasonable efforts to facilitate the negotiation of similar agreements or modifications to and assignments of the Verizon Interconnection Agreements that will transfer the benefits and obligations of Verizon contained in such Verizon Interconnection Agreements to the Company after Closing.

7.7 Employee Matters. Verizon, Spinco and the Company agree that throughout the internal restructurings taken in contemplation of this Agreement, including the Internal Spinoffs and Internal Restructurings, the Contribution, Distribution, and the Merger, the Spinco Business Employees shall maintain uninterrupted continuity of employment, compensation and benefits, and, also for union-represented employees, uninterrupted continuity of representation for purposes of collective bargaining and uninterrupted continuity of coverage under their collective bargaining agreements, in each case as contemplated by and provided in the Employee Matters Agreement and other than as set forth in Section 2.3 of the Distribution Agreement.

7.8 Certain Third Party Consents.

(a) Verizon and Spinco shall use all commercially reasonable efforts to identify and obtain prior to the Closing any material Verizon Third Party Consents necessary to be obtained to authorize, approve or permit the consummation of the transactions contemplated by the Distribution Agreement or this Agreement. If such Verizon Third Party Consents have not been obtained prior to the Closing, Verizon and the Surviving Corporation shall use all commercially reasonable efforts thereafter to obtain such Verizon Third Party Consents within six months following the Closing Date; provided, however, that any consent costs or other considerations to be paid by Verizon and the Company (or, for periods following the Closing, the Surviving Corporation) to obtain Verizon Third Party Consents sought pursuant to this Section 7.8(a) and Verizon IP Consents sought pursuant to Section 7.8(b), together with costs associated with the separation of any Blended Customer Contract as provided in Section 7.8(e), shall be borne by the parties as provided in Section 7.8(a) of the Verizon Disclosure Letter; provided further, however, that (x) such limitation shall not apply to any filing, recordation or similar fees payable to any Governmental Authority, which filing, recordation or similar fees shall be shared equally between Verizon, on the one hand, and the Company or the Surviving Corporation, on the other hand, and (y) such calculation of amounts for which the parties have agreed to share shall exclude any amounts payable by the Surviving Corporation pursuant to the Software License Agreement.

(b) Promptly following the date hereof and, if the Closing occurs, for a period of six months following the Closing Date, Verizon shall use, and shall cause its Affiliates to use, all commercially reasonable efforts, in cooperation with the Company or the Surviving Corporation, to identify and thereafter obtain Verizon IP Consents. The parties shall bear the costs of obtaining any Verizon IP Consent (collectively, the “Verizon IP Consent Costs”) as provided in Section 7.8(a) of the Verizon Disclosure Letter. For the avoidance of doubt, (i) Verizon IP Consents shall include any authorization, approval, consent, waiver or replacement license of a third Person required to permit the Surviving Corporation and its Subsidiaries, as applicable, to retain rights after the Closing to any material Network Element Software that is made available to one or more Contributing Companies pursuant to a Retained Contract and (ii) except to the extent provided otherwise in Section 7.8(a) of the Verizon Disclosure Letter, Verizon IP Consent Costs shall not include the costs attributable to obtaining for the benefit of the Surviving Corporation or its Subsidiaries any upgrade or maintenance, support or other service used or useful in the operation of material Network Element Software following the Closing or the costs attributable to any licenses under Verizon Third Party Intellectual Property required to receive and use services pursuant to the Software License Agreement.

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(c) Notwithstanding anything to the contrary contained herein, but subject to the obligations set forth in this Section 7.8(c) and, with respect to the circumstances described in the first sentence of Section 7.8(f), to the provisions of Section 7.8(f), to the extent any Verizon Third Party Consent or Verizon IP Consent is required in connection with the consummation of the transactions contemplated by the Distribution Agreement or this Agreement and such Verizon Third Party Consent or Verizon IP Consent is not received at or prior to the Closing, then, (i) if applicable, the Contract that is the subject of such Verizon Third Party Consent shall not be assigned in the Contribution and (ii) if applicable, to the extent any such Contract requiring a Verizon Third Party Consent may only be enjoyed by Verizon or an Affiliate of Verizon, such Contract shall be transferred to Verizon or another Affiliate of Verizon, and Verizon agrees in each case to use all commercially reasonable efforts to make the benefits of any such Contract available to the Surviving Corporation for the remaining term thereof (it being understood that Verizon shall not be obligated to renew or extend any such Contract other than those that are up for renewal or extension within six months following the Closing Date) and its Subsidiaries following the Closing Date, subject to (x) the assumption of obligations in respect of such Contract (to the extent such obligations relate to or arise from the benefits of such Contract that have been made available to the Surviving Corporation and its Subsidiaries) by the Surviving Corporation and its Subsidiaries and (y) the limitations on required payments set forth in Sections 7.8(a) and 7.8(b).

(d) Verizon shall use all commercially reasonable efforts to deliver to the Company within 60 days of the date hereof (i) a list of all third parties who are counterparties to a Retained Contract and which Verizon reasonably believes were paid an aggregate of $250,000 or more in calendar year 2008 by Verizon or its Subsidiaries as indicated in the accounts payable system of Verizon in respect of such Contract and (ii) to the extent not prohibited pursuant to confidentiality obligations contained in any such Contract, either (A) a copy of such Contract (if such Contract is in writing) or (B) a description of the products/services which are the subject of the Contract.

(e) With respect to Blended Customer Contracts, Verizon and the Company will use all commercially reasonable efforts to obtain prior to the Closing or, if not obtained, will use all commercially reasonable efforts to obtain within six months following the Closing Date, from the counterparty to each Blended Customer Contract any needed consent to separate the portion of such Contract that relates to the goods or services purchased from or supplied to the Spinco Business under such Blended Customer Contract, it being agreed that Verizon and the Company shall not be required to grant any consideration to any counterparty to such a Blended Customer Contract except to the extent of any consent costs that are included in the amounts for which Verizon has agreed to be responsible pursuant to Section 7.8(a). The Contract constituting the separated portion of any Blended Customer Contract that relates to the Spinco Business as described in the preceding sentence shall be assumed by and become the responsibility of Spinco (or the Surviving Corporation to the extent it is separated following the Closing).

(f) With respect to (x) any Contracts in effect as of the Closing Date associated with a Retained Customer Account, (y) any failure to assign any customer Contract that would have been assigned in the Contribution as a Spinco Asset but for the failure to obtain a Verizon Third Party Consent or (z) any failure to assume any Blended Customer Contract that would have been assumed in part by Spinco pursuant to Section 7.8(e) but for the failure of the counterparty to consent to such assumption, then (i) to the extent such Contract involves the provision to the customer thereunder of ILEC services that are a part of the Spinco Business, Verizon shall use Surviving Corporation and its Subsidiaries succeeding to the Spinco Business to provide such services to such customer subject to the rights, if any, of such customer under such Contract to consent thereto and (ii) to the extent such Contract involves the provision to the customer thereunder of non-ILEC services that are part of the Spinco Business, Verizon or its Subsidiary or Subsidiaries shall continue to provide such services to such customer in accordance with such Contract. With respect to ILEC services delivered by the Surviving Corporation and its Subsidiaries in respect of such Contracts, Verizon shall either (A) remit to the Surviving Corporation amounts received from the applicable customer in accordance with the applicable Tariff (which the Surviving Corporation shall have mirrored in accordance with Section 7.6(j)) or, if applicable, in accordance with Section 7.6(j), in each case including as to payment terms, or (B) make payment to the Surviving Corporation in accordance with the terms of the applicable Transferred Affiliate Arrangement, including as to payment terms. In addition, after application of a credit for any amount paid or payable to Surviving Corporation for services under the immediately preceding

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sentence, Verizon shall remit to Surviving Corporation amounts received from customers in respect of the delivery of services to customers in respect of non-ILEC services that are part of the Spinco Business and ILEC services provided under any of the customer Contracts or accounts described in subsections (x), (y) or (z) above in effect as of the Closing Date, net of (I) Verizon’s costs to deliver such service, (II) any other fees paid or payable to Surviving Corporation or its Subsidiaries under a written agreement with Verizon or its Affiliate in connection with delivering such service, (III) third party costs incurred by Verizon or its Affiliate in connection with delivering such service, and (IV) any applicable taxes. Such additional payment shall be made by Verizon promptly after it receives such revenues and in any event not later than 45 days after Verizon’s receipt of invoices for fees payable to Surviving Corporation or its Subsidiaries. For avoidance of doubt, nothing in this Section 7.8(f) shall apply to services purchased by Verizon or its Subsidiary or Subsidiaries under Transferred Affiliate Arrangements or Tariffs to the extent such services are not used to serve Retained Customer Accounts, or Contracts described under clause (y) above, or Blended Customer Contracts described under clause (z) above, both as of and after the Closing Date. The provisions of this Section 7.8(f) shall exclusively govern the circumstances described in the first sentence hereof, notwithstanding any other provision of this Agreement or the Distribution Agreement.

(g) Verizon will use all commercially reasonable efforts to identify to the Company prior to the Closing any Verizon Guarantees (as defined in the Distribution Agreement) and any Spinco Guarantees (as defined in the Distribution Agreement).

(h) Within ninety days of the date hereof, Verizon shall deliver to Company, to the best of its knowledge after reasonable diligence, a complete and accurate list, as of the date of delivery of such list, of all Third Party Software (as defined in the Software License Agreement and the FiOS Software License Agreement) used in or with the Software (as defined in the Software License Agreement), the FS Software (as defined in the FiOS Software License Agreement), and other material Third Party Software. Such list shall include the name of the vendor/supplier of each such item of Third Party Software, the type of license (e.g., facilities based, seat, location based, etc.), and a good faith estimate of the license fees for each such item of Third Party Software on such list. Verizon shall update the list promptly if any additional Third Party Software is used as described above at any time after the delivery of the initial list and prior to the Closing. Prior to the Closing, Verizon shall cooperate with Company as reasonably requested by Company in obtaining licenses to such Third Party Software, including by waiving any provisions in its agreements with the vendors/suppliers of the Third Party Software that would prohibit such vendors/suppliers from licensing such software to Company or its Affiliates.

(i) The Parties covenant to work in good faith to complete Schedule A of the Software License Agreement within 30 days of the date hereof. Schedule A shall include (1) a description of the services to be performed, (2) the Software to which such services shall be applied, and (3) a breakdown of the Annual Maintenance Fee (as defined in the Software License Agreement) by each portion of Software. Verizon shall update the list promptly if any additional Maintenance Services (as defined in the Software License Agreement) become applicable to the Software or the FS Software, respectively, as each is used in the Spinco Business and the Spinco FS Business (as defined in the FiOS Software License Agreement) at any time after the delivery of the initial list and prior to the Closing.

7.9 Tax Matters.

(a) As soon as reasonably practicable after the date of this Agreement, Verizon and the Company, as to matters germane to the Merger, shall submit to the IRS a request (the “Ruling Request”) for (i) the IRS Ruling, and (ii) any other ruling in connection with the Contribution, the Distribution or the Merger that Verizon, in consultation with the Company, deems to be appropriate. The initial Ruling Request and any supplemental materials submitted to the IRS relating thereto (each, an “IRS Submission”) shall be prepared by Verizon. Verizon shall provide the Company with a reasonable opportunity to review and comment on each IRS Submission prior to the filing of such IRS Submission with the IRS as contemplated by Section 10.01(b) of the Tax Sharing Agreement; provided that Verizon may redact from any IRS Submission any information (“Redactable Information”) that (A) Verizon, in its good faith judgment, considers to be confidential and not germane to the Company’s or Spinco’s obligations under this Agreement or any of the other Transaction Agreements, and (B) is not a part of any other publicly available information, including any non-confidential filing.

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(b) Verizon shall provide the Company with copies of each IRS Submission as filed with the IRS promptly following the filing thereof; provided that Verizon may redact any Redactable Information from the IRS Submission. Each of Verizon, Spinco and the Company agrees to use all commercially reasonable efforts to obtain the IRS Ruling and the other rulings set forth in the Ruling Request, including providing such appropriate information and representations as the IRS shall require in connection with the Ruling Request and any IRS Submissions. Solely for the avoidance of doubt, nothing in this Section 7.9(b) shall provide grounds for Verizon, Spinco or the Company to alter any obligation or limitation imposed upon it under this Agreement.

(c) Each of Verizon, Spinco and the Company agrees to use all commercially reasonable efforts to obtain the Distribution Tax Opinion. The Distribution Tax Opinion shall be based upon the IRS Ruling, any other rulings issued by the IRS in connection with the Ruling Request, and customary representations and covenants, including those contained in certificates of Verizon, Spinco, the Company and others, reasonably satisfactory in form and substance to Verizon Tax Counsel (such representations and covenants, the “Distribution Tax Representations”). Each of Verizon, Spinco and the Company shall deliver to Verizon Tax Counsel, for purposes of the Distribution Tax Opinion, the Distribution Tax Representations.

(d) Verizon and Spinco, on the one hand, and the Company, on the other hand, shall cooperate with each other in obtaining, and shall use all their respective commercially reasonable efforts to obtain, a written opinion of their respective tax counsel, Company Tax Counsel, in the case of the Company, and Verizon Tax Counsel, in the case of Verizon and Spinco, in form and substance reasonably satisfactory to the Company and Verizon, respectively (each such opinion, a “Merger Tax Opinion”), dated as of the Effective Time, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code, and no gain or loss will be recognized by Spinco or its stockholders (except to the extent of cash in lieu of fractional share interests) in the Merger. Each of the Company, Verizon and Spinco shall deliver to Company Tax Counsel and Verizon Tax Counsel for purposes of the Merger Tax Opinions customary representations and covenants, including those contained in certificates of the Company, Verizon, Spinco and others, reasonably satisfactory in form and substance to Company Tax Counsel and Verizon Tax Counsel.

(e) Prior to the Effective Time, each of Verizon, Spinco and the Company agrees to use all commercially reasonable efforts to cause the Tax-Free Status of the Transactions.

7.10 Access to Information. Upon reasonable notice, each of Verizon, Spinco and the Company shall, subject to applicable Law, afford to each other and to each other’s respective officers, employees, accountants, counsel and other authorized representatives, reasonable access during normal business hours, from the date hereof through to the date which is the earlier of the Effective Time or the date on which this Agreement is terminated pursuant to Section 9.1, to its and its Subsidiaries’ officers, employees, accountants, consultants, representatives, plants, properties, Contracts (other than Retained Contracts), commitments, books, records (including Tax Returns) and any report, schedule or other document filed or received by it pursuant to the requirements of the federal or state securities laws, and shall use all commercially reasonable efforts to cause its respective representatives to furnish promptly to the others such additional financial and operating data and other information in its possession, as to its and its Subsidiaries’ respective businesses and properties as the others or their respective duly authorized representatives, as the case may be, may reasonably request, it being understood that in no event will any party be required to provide access to its accountants’ work papers or to customers proprietary network information (other than as the parties may mutually agree in a separate written agreement and, with respect to customer proprietary network information, to the extent permitted by the FCC Rules) and, in the case of Spinco and Verizon, the foregoing obligations will be limited to information regarding the Spinco Business.

7.11 No Solicitation.

(a) Except as set forth in Sections 7.11(b) through (d) hereof, the Company agrees that, following the date of this Agreement and prior to the earlier of the Effective Time or the date on which this Agreement is terminated

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pursuant to Section 9.1, neither it nor any Company Subsidiary shall, and that it shall use all commercially reasonable efforts to cause its and each of the Company Subsidiary’s officers, directors, employees, advisors and agents not to, directly or indirectly, (i) knowingly solicit, initiate or encourage any inquiry or proposal that constitutes or could reasonably be expected to lead to a Company Acquisition Proposal, (ii) provide any non-public information or data to any Person relating to or in connection with a Company Acquisition Proposal, engage in any discussions or negotiations concerning a Company Acquisition Proposal, or otherwise knowingly facilitate any effort or attempt to make or implement a Company Acquisition Proposal, (iii) approve, recommend, agree to or accept, or propose publicly to approve, recommend, agree to or accept, any Company Acquisition Proposal, or (iv) approve, recommend, agree to or accept, or propose to approve, recommend, agree to or accept, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to any Company Acquisition Proposal. Without limiting the foregoing, any violation of the restrictions set forth in the preceding sentence by any of the Company Subsidiaries or any of the Company’s or the Company Subsidiaries’ officers, directors, employees, agents or representatives (including any investment banker, attorney or accountant retained by the Company or the Company Subsidiaries) shall be a breach of this Section 7.11(a) by the Company. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Company Acquisition Proposal (except with respect to the transactions contemplated by this Agreement).

(b) Nothing contained in this Agreement shall prevent the Company or the Company’s Board of Directors from, prior to the receipt of the Requisite Approval, engaging in any discussions or negotiations with, or providing any non-public information to, any Person, if and only to the extent that (i) the Company receives from such Person a bona fide Company Superior Proposal or a Company Acquisition Proposal that the Company’s Board of Directors determines in good faith (after consultation with a financial advisor of nationally recognized reputation) would reasonably be expected to lead to a Company Superior Proposal and in either case that was not solicited after the date of this Agreement, (ii) the Company’s Board of Directors determines in good faith (after consultation with its legal advisors) that its failure to do so would reasonably be expected to result in a breach of the Board of Directors’ fiduciary duties under applicable Law, (iii) prior to providing any information or data to any Person in connection with a proposal by any such Person, such information has been provided to Verizon (or is provided to Verizon at the same time it is provided to such Person, to the extent not previously provided or made available to Verizon) and (iv) prior to providing any non-public information or data to any Person or entering into discussions or negotiations with any Person, the Company’s Board of Directors notifies Verizon promptly of any such inquiry, proposal or offer received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, the Company, any Company Subsidiary or any of their officers, directors, employees, advisors and agents after the date of this Agreement indicating, in connection with such notice, the material terms and conditions of the Company Acquisition Proposal and the identity of the Person making such Company Acquisition Proposal. The Company agrees that it shall keep Verizon reasonably informed, on a reasonably prompt basis (and in any event within 24 hours following receipt of any Company Acquisition Proposal or any changes thereto), of the status and material terms of any such proposals or offers, any changes thereto, and the status of any such discussions or negotiations and will notify Verizon promptly of any determination by the Company’s Board of Directors that a Company Superior Proposal has been made. For purposes of this Agreement, a “Company Superior Proposal” means any proposal or offer made by a third party to acquire, directly or indirectly, by merger, consolidation or otherwise, for consideration consisting of cash and/or securities, at least a majority of the shares of the Company Common Stock then outstanding or all or substantially all of the assets of the Company and the Company Subsidiaries and otherwise on terms which the Board of Directors of the Company (after consultation with its legal and financial advisors) determines in its good faith judgment to be more favorable to the Company’s stockholders than the Merger (taking into account all of the terms and conditions of such proposal and of this Agreement as well as any other factors deemed relevant by the Board of Directors of the Company) and reasonably capable of being consummated on the terms so proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

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(c) Notwithstanding anything to the contrary contained herein, but subject to compliance with this Section 7.11(c), prior to the receipt of the Requisite Approval, the Board of Directors of the Company may, if it concludes in good faith (after consultation with its legal advisors) that failure to do so would reasonably be expected (taking into account any new or revised proposals made by Verizon) to result in a breach of its fiduciary duties under applicable Law, effect a Change of Board Recommendation, but only if:

(i) the Company shall have provided prior written notice to Verizon of its intention to take any such action at least five Business Days in advance of taking such action (the “Notice Period”), which notice shall specify (A) if such Change of Board Recommendation is not being made as a result of a Company Superior Proposal, the Board of Directors’ reasons for taking such action, and (B) if such Change of Board Recommendation is being made as a result of a Company Superior Proposal, or involves the recommendation of a Company Superior Proposal, the material terms and conditions of any such Company Superior Proposal (including the identity of the party making such Company Superior Proposal); and

(ii) prior to effecting such Change of Board Recommendation or recommending such Company Superior Proposal the Company shall provide Verizon the opportunity to submit an amended written proposal or to make a new written proposal to the Board of Directors of the Company during the Notice Period.

In the event of any material revisions to the Company Superior Proposal, the Company shall be required to deliver a new written notice to Verizon and to comply with the requirements of this Section 7.11(c) with respect to such new written notice except that the Notice Period shall be reduced to two Business Days.

(d) Nothing in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company stockholders if, in the good faith judgment of the Board of Directors of the Company (after consultation with its legal advisors), it is required to do so in order to comply with its fiduciary duties to the Company’s stockholders under applicable Law; provided, however, that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, unless accompanied by an express rejection of any applicable Company Acquisition Proposal or an express reaffirmation of the Company Board Recommendation, shall be deemed to be a Change of Board Recommendation subject to Section 7.11.

7.12 Director and Officer Matters.

(a) From and after the date hereof, the Company, the Surviving Corporation and their respective Subsidiaries shall provide such cooperation and assistance as Verizon may reasonably request to enable, if Verizon so chooses, Verizon or a Subsidiary thereof to maintain following the Closing, at Verizon’s expense, directors’ and officers’ liability insurance policies and fiduciary liability insurance policies covering each person who is, or has been at any time prior to the Effective Time, an officer or director of Verizon or a Contributing Company and each person who served at the request of a Contributing Company as a director, officer, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise, including any person serving in such capacity with respect to Spinco or a Spinco Subsidiary (the “Identified Persons”).

(b) At the Closing, the Surviving Corporation will, on behalf of itself, its Subsidiaries and their respective successors and assigns and for all parties claiming by, through or under them (the “Surviving Corporation Releasors”), execute and deliver to each Identified Person a release irrevocably releasing, remising and forever discharging such Identified Person, and its estates and heirs, of and from any and all claims, whether presently known or unknown, which any Surviving Corporation Releasor has or may have of any kind arising out of or pertaining to acts or omissions, or alleged acts or omissions, by such Identified Person in the capacities specified in Section 7.12(a) prior to the Effective Time; provided, however, that such release shall also include a release, executed by such Identified Person, on behalf of itself and its estates and heirs and for all parties claiming by, through or under them (the “Identified Persons Releasors”), irrevocably releasing, remising and forever

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discharging the Surviving Corporation, its Subsidiaries and their respective successors and assigns, of and from any and all claims, whether presently known or unknown, which any Identified Persons Releasor has or may have of any kind.

(c) In the event of any claim, action, suit, arbitration, proceeding or investigation (“Action”) arising out of or pertaining to acts or omissions, or alleged acts or omissions, by the Identified Persons in the capacities specified in Section 7.12(a) prior to the Closing, from and after the Effective Time the Surviving Corporation and its Subsidiaries shall provide reasonable cooperation, at Verizon’s expense, in defense of any such Action.

7.13 Public Announcements. Verizon and the Company shall consult with each other and shall mutually agree upon any press release or public announcement relating to the transactions contemplated by this Agreement. Neither of them shall issue any such press release or make any such public announcement or statement (including through any advertising, press conference, media appearance or other forum) prior to such consultation and agreement, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or automated inter-dealer quotation system, in which case the party proposing to issue such press release or make such public announcement shall use all commercially reasonable efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement.

7.14 Notification.

(a) Verizon shall give notice to the Company, and the Company shall give notice to Verizon, of any occurrence or non-occurrence of any fact or event that would reasonably be expected to cause the failure of Verizon or its Affiliates or the Company or its Affiliates, as the case may be, to comply with or satisfy, in any material respect, any closing condition set forth in Article VIII.

(b) Each of the parties hereto shall keep the others informed on a timely basis as to (i) the status of the transactions contemplated by the Transaction Agreements and the obtaining of all necessary and appropriate exemptions, rulings, consents, authorizations and waivers related thereto, including the Telecommunications Regulatory Consents and (ii) the status of any other material regulatory proceeding pending as of the date hereof or arising prior to the Effective Time, affecting the Spinco Business or the business of the Company, as applicable.

7.15 Control of Other Party’s Business. Nothing contained in this Agreement shall give Verizon or Spinco, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of the Spinco Business prior to the Effective Time. Prior to the Effective Time, Verizon and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations.

7.16 Financial Statements and Related Information.

(a) Beginning with the fiscal quarter ending on March 31, 2009, Verizon will deliver to the Company, (i) with respect to each fiscal quarter other than the last fiscal quarter of a fiscal year, promptly upon their being prepared (and in any event no later than 40 days after the end of such fiscal quarter), unaudited combined Statements of Selected Assets, Selected Liabilities and Parent Funding of the local exchange businesses and related landline activities of Verizon in the Territory (including Internet access and certain long distance services provided to customers in those states), together with the related unaudited combined statements of income, cash flows and parent funding for the portion of the fiscal year then ended and (ii) with respect to the last fiscal quarter of a fiscal year, promptly upon their being prepared (and in any event no later than 75 days after the end of such fiscal quarter), audited combined Statements of Selected Assets, Selected Liabilities and Parent Funding of the local exchange businesses and related landline activities of Verizon in the Territory (including Internet

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access and certain long distance services provided to customers in those states), together with the related audited combined statements of income, cash flows and parent funding for such fiscal year. Such statements shall be prepared from the books and records of Verizon and the Contributing Companies (to the extent relating to the Spinco Business) in accordance with GAAP applied on a consistent basis throughout the periods involved using the same accounting principles, practices, methodologies and policies used in preparing the Spinco Financial Statements (except as may otherwise be required under GAAP), shall satisfy the requirements of Regulation S-X under the Exchange Act and present fairly, in all material respects, the financial position and operating results and changes in cash flows and changes in parent funding of the Spinco Business as of the dates and for the periods indicated therein.

7.17 Directors of the Surviving Corporation. The Company, Verizon and Spinco shall take all action reasonably necessary to cause the Board of Directors of the Company immediately prior to the Effective Time to consist of twelve members, (i) three of whom shall be designated by Verizon and (ii) nine of whom shall be designated by the Company, which directors shall be the Board of Directors of the Surviving Corporation. One of the Company’s designees shall serve as chairman of the board. Within six months following the date of this Agreement, Verizon shall give the Company written notice setting forth its designees to the Surviving Corporation’s Board of Directors and such information with respect to each of its designees as is required to be disclosed in the Proxy Statement/Prospectus or would be required to be disclosed in a proxy statement for an annual meeting. Promptly after Verizon gives such notice to the Company, and in any event within 20 days thereafter, the Company shall notify Verizon of its designees to the Surviving Corporation’s Board of Directors. Without limiting the foregoing and prior to the Effective Time, the Company shall take all actions necessary to obtain the resignations of all members of its Board of Directors who will not be directors of the Surviving Corporation and for the Board of Directors of the Company to fill such vacancies with the new directors contemplated by this Section 7.17. Verizon’s director nominees under this Section 7.17 will (x) not be employees of Verizon, its Affiliates or Cellco Partnership or any of its Subsidiaries and (y) will satisfy the requirements for director independence under the rules and regulations of the SEC and the NYSE.

7.18 Financing

(a) The parties acknowledge that it is contemplated that the Special Payment shall be financed through the incurrence of one or more term loan bank borrowings and/or capital markets issuances by Spinco prior to or substantially contemporaneous with the Distribution (collectively, the “Special Payment Financing”) and that in connection with the Distribution Spinco may issue to Verizon or a Verizon Subsidiary Spinco Securities. From time to time following the date hereof, Verizon and the Company shall meet to discuss strategy and timing for seeking proposals from reputable lenders and/or underwriters to provide, arrange and/or underwrite the Special Payment Financing, which financing may be negotiated, drawn down and/or issued in one or more tranches.

(b) Verizon and the Company shall jointly solicit proposals from reputable financing sources no later than nine months after the date hereof (and, at such time, Verizon shall provide the Company with its then-current estimate of its Distribution Date tax basis in Spinco) and the Company shall select from among the proposals received one or more which the Company reasonably determines to be the most favorable. Promptly thereafter, the Company and Verizon shall commence negotiations with the financing sources thereunder. The Company shall take the lead in such negotiations and shall keep Verizon informed of all material developments and provide Verizon with an opportunity to participate in all negotiations. The Company and Verizon shall use all commercially reasonable efforts to finalize all documentation with respect to the Special Payment Financing. The Company agrees to discuss and consider from time to time, at the request of Verizon, the possibility of causing Spinco to incur a portion of the Special Payment Financing in advance of the Closing, it being understood that the Company shall be under no obligation to do so. Subject to Section 7.18(e) and the following proviso, the Company and Verizon shall be required to accept and execute documentation relating to (and cause Spinco to execute documentation relating to) the Special Payment Financing and, if applicable, the Spinco Securities, provided that if at the time proposed for acceptance and execution of documentation relating to the Special Payment Financing and, if applicable, the Spinco Securities, the negotiated terms thereof do not satisfy the requirements of clauses (i) or (ii) of Section 7.18(e), and if as of such time, the parties would otherwise be

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obligated to close the transactions contemplated hereby due to the satisfaction of the conditions set forth in Article VIII (other than those that would be satisfied by action at the Closing and other than the condition in Section 8.2(d)), the Company shall promptly so notify Verizon and either the Company or Verizon may elect to defer the Closing (subject to the satisfaction of such closing conditions on such deferral date) until the final Business Day of the next calendar month (a “Financial Market Deferral”). If elected, the parties shall cooperate in seeking to improve the proposed terms of the Special Payment Financing and, if applicable, the Spinco Securities during such deferral period. A Financial Market Deferral may be elected on one or more occasions but no more than four times in total by the Company and Verizon, and, notwithstanding the foregoing, if elected for a fourth time, the period of such deferral shall last until the final Business Day of the second calendar month following the date on which such deferral is elected.

(c) If Verizon notifies the Company that Spinco Securities are to be issued, the Company shall take the lead in the negotiation of the terms and conditions thereof with the financial institutions selected by Verizon to be party to any Debt Exchange elected to be consummated by Verizon and shall keep Verizon informed of all material developments and provide Verizon with an opportunity to participate in all negotiations relating to the terms of such Spinco Securities. In such event, the Company shall, in consultation with Verizon, determine the final form of the Spinco Securities and related agreements (including registration rights arrangements and indenture) consistent with the terms set forth in Exhibit G of the Distribution Agreement; provided that the covenants and economic terms thereof would reasonably be expected to result in the Spinco Securities being exchanged for Verizon obligations in an equal principal amount. If Verizon elects to consummate the Debt Exchange, it shall have the sole right to structure the arrangements relating thereto with underwriters, arrangers and other third parties relating to the Debt Exchange; provided that Verizon shall keep the Company reasonably informed regarding such arrangements.

(d) Notwithstanding the provisions of Sections 7.18(b) and 7.18(c) above, in the event that (i) all of the conditions set forth in Article VIII (other than those that would be satisfied by action at the Closing and other than the condition in Section 8.2(d)) have been satisfied and (ii) the Company (A) is not actively conducting negotiations with financing sources with respect to the Special Payment Financing and, if applicable, the Spinco Securities, and (B) fails to commence such negotiations promptly following notice from Verizon that Verizon reasonably believes the Company is not actively conducting such negotiations, then Verizon shall be entitled to assume the lead role in conducting such negotiations (and shall keep the Company informed of all material developments with respect thereto) until the Company so acts.

(e) Notwithstanding the provisions of Section 7.18(b) and Section 7.18(c):

(i) The Company shall not be obligated to accept or execute documentation relating to the Special Payment Financing or, if applicable, the Spinco Securities if (w) either (A) the weighted average life of the aggregate of such financing and securities, together with the Distribution Date Spinco Indebtedness, is less than five years or (B) any of the Special Payment Financing or the Spinco Securities would have a final maturity of earlier than January 1, 2014, other than any bridge financing with a maturity of at least 364 days in an aggregate amount not in excess of $600 million, (x) such financing or securities or the Distribution Date Spinco Indebtedness would be secured by any assets of any operating company, (y) the terms or provisions of such financing or securities or the Distribution Date Spinco Indebtedness would cause their incurrence or assumption by the Company in or as a result of the Merger to be prohibited by or cause (with or without notice or the lapse of time) a default under the Company’s existing credit agreements or indentures as in effect on the date hereof, or (z) both (I) the proposed covenants and other terms and conditions in such documentation (excluding (A) any terms of the Spinco Securities set forth in Exhibit G of the Distribution Agreement and (B) the rate, yield or tenor thereof) are not, in the aggregate, substantially in accordance with then prevailing market terms for similarly sized term loan bank borrowings and/or capital market issuances by companies of a size and with credit ratings similar to the Surviving Corporation and (II) the effect of such covenants and other terms and conditions that are not in accordance with the prevailing market terms (excluding (A) any terms of the Spinco Securities set forth in Exhibit G of the Distribution Agreement and (B) the rate, yield or tenor thereof) would, in the aggregate, be materially adverse to the Surviving Corporation.

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(ii) The Company shall not be obligated to accept or execute documentation relating to the Special Payment Financing or the Spinco Securities if as a result thereof the weighted average annual cash interest rate (including annual accretion of original issue discount with respect to Indebtedness issued with a material amount of original issue discount) payable on the aggregate of the Special Payment Financing, the Spinco Securities and the Distribution Date Spinco Indebtedness (the “Coverage Costs”) would exceed 9.5%, unless the Company reasonably determines in good faith that such Coverage Costs would not be unduly burdensome.

(f) Each of Verizon, Spinco and the Company shall cooperate in connection with the preparation of all documents and the making of all filings required in connection with the Special Payment Financing, the Spinco Securities and the Debt Exchange (if Verizon elects to consummate the Debt Exchange) and shall use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate the Special Payment Financing, the issuance of the Spinco Securities and the Debt Exchange (if Verizon elects to consummate the Debt Exchange) and the other transactions contemplated in connection therewith. Without limiting the generality of the foregoing, each of Verizon, Spinco and the Company shall use all commercially reasonable efforts to cause their respective employees, accountants, counsel and other representatives to cooperate with each other in (i) participating in meetings, drafting sessions, due diligence sessions, management presentation sessions, “road shows” and sessions with rating agencies in connection with the syndication or marketing of the Special Payment Financing, the Spinco Securities and the Debt Exchange (if Verizon elects to consummate the Debt Exchange), (ii) preparing offering memoranda, private placement memoranda, prospectuses and similar documents deemed reasonably necessary by Verizon, Spinco or the Company, to be used in connection with consummating the Special Payment Financing, the issuance of the Spinco Securities and the Debt Exchange (if Verizon elects to consummate the Debt Exchange), (iii) executing and delivering all documents and instruments deemed reasonably necessary by Verizon, Spinco or the Company to consummate the Special Payment Financing, the issuance of the Spinco Securities and the Debt Exchange (if Verizon elects to consummate the Debt Exchange), including any underwriting or placement agreements, pledge and security documents, other definitive financing documents, including any intercreditor or indemnity agreements, or other requested certificates or documents as may be reasonably requested in connection with the Special Payment Financing, the Spinco Securities or the Debt Exchange (if Verizon elects to consummate the Debt Exchange), provided, however, that (A) no such agreements or documents shall impose any monetary obligation or liability on Spinco or the Company prior to the Effective Time and (B) Verizon shall not be obligated to incur any obligations in connection with the Special Payment Financing (other than the obligation to pay Spinco Debt Expenses as provided in the Distribution Agreement and the non-monetary cooperation obligations set forth above in this Section 7.18(f)), (iv) disclosing the terms and conditions of the Special Payment Financing, the Spinco Securities and the Debt Exchange (if Verizon elects to consummate the Debt Exchange), as reasonably appropriate, in the Registration Statements, and (v) taking all other actions reasonably necessary in connection with the Special Payment Financing, including any such actions required to permit the assumption by the Surviving Corporation of the debt that is part of the Special Payment Financing and the Spinco Securities at the Effective Time.

(g) Not later than 60 days prior to the reasonably anticipated Closing Date, Verizon shall deliver to the Company a certificate setting forth the anticipated amount of the Special Payment, along with Verizon’s then-current estimates of (i) Distribution Date Spinco Indebtedness and (ii) its tax basis in Spinco as of the Distribution Date. Verizon shall have the right to update such certificate from time to time in advance of the Closing (but no later than 15 days prior to the Closing) in light of any updated information of Verizon regarding its tax basis in Spinco and the amount of the Distribution Date Spinco Indebtedness.

7.19 Accountants.

(a) In connection with the information regarding the Spinco Business or the transactions contemplated by this Agreement provided by Spinco specifically for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus and the Registration Statements, Verizon shall use all commercially reasonable efforts to cause to be delivered to the Company letters of Ernst & Young LLP, dated the date on which each of the

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Registration Statements shall become effective, the date on which the Proxy Statement/Prospectus or any Registration Statement is mailed to the Company’s stockholders and the Closing Date, and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statements. In the event that Spinco is treated as the acquiring entity for accounting purposes pursuant to GAAP, then Verizon shall use all commercially reasonable efforts to cause any such letter to include such negative assurance statements regarding the pro forma financial information included in the Proxy Statement/Prospectus and the Registration Statements as are customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statements.

(b) The Company shall use all commercially reasonable efforts to cause KPMG LLP, the independent auditors of the Company, to provide any unqualified opinions, consents or customary comfort letters with respect to the financial statements of the Company needed in connection with the Special Payment Financing, the Registration Statements and/or the Debt Exchange (if Verizon elects to consummate the Debt Exchange). The Company agrees to allow Verizon’s accounting representatives the opportunity to review any such financial statements required in connection therewith and to allow such representatives reasonable access to the Company and the Company Subsidiaries and supporting documentation with respect to the preparation of such financial statements; provided that such access shall not include any right to review the working papers of the independent auditors of the Company and the Company Subsidiaries. The Company shall use all commercially reasonable efforts to cause KPMG LLP to participate in the preparation of any pro forma financial statements necessary or desirable for inclusion in, or incorporation by reference into, the Registration Statements and for use in connection with the Special Payment Financing and/or the Debt Exchange (if Verizon elects to consummate the Debt Exchange).

(c) In connection with the information regarding the Company or the Company Subsidiaries or the transactions contemplated by this Agreement provided by the Company specifically for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus and the Registration Statements, the Company shall use all commercially reasonable efforts to cause to be delivered to Spinco letters of KPMG LLP, dated the date on which each of the Registration Statements shall become effective, the date on which the Proxy Statement/Prospectus or any Registration Statement is mailed to the Company’s stockholders and the Closing Date, and addressed to Verizon and Spinco, in form and substance reasonably satisfactory to Verizon and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statements. In the event that the Company is treated as the acquiring entity for accounting purposes pursuant to GAAP, then the Company shall use all commercially reasonable efforts to cause any such letter to include such negative assurance statements regarding the pro forma financial information included in the Proxy Statement/Prospectus and the Registration Statements as are customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statements.

(d) Verizon shall use all commercially reasonable efforts to cause Ernst & Young LLP, the independent auditors of Spinco, to provide any unqualified opinions, consents or customary comfort letters with respect to the financial statements regarding the Spinco Business needed in connection with the Special Payment Financing, the Proxy Statement/Prospectus, the Registration Statements and/or the Debt Exchange (if Verizon elects to consummate the Debt Exchange). Verizon agrees to allow the Company’s accounting representatives the opportunity to review any such financial statements required in connection therewith and to allow such representatives reasonable access to records of the Contributing Companies and supporting documentation with respect to the preparation of such financial statements; provided, however, that such access shall not include any right to review the working papers of the independent auditors of Verizon and its Subsidiaries. Verizon shall use all commercially reasonable efforts to cause Ernst & Young LLP to participate in the preparation of any pro forma financial statements necessary or desirable for inclusion in, or incorporation by reference into, the Registration Statements and for use in connection with the Special Payment Financing and/or the Debt Exchange (if Verizon elects to consummate the Debt Exchange).

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7.20 Disclosure Controls. Each of Verizon and the Company shall use all commercially reasonable efforts to enable the Company to implement such programs and take such steps as are reasonably necessary to (i) develop a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to ensure that after the Effective Time material information relating to the Surviving Corporation is timely made known to the management of the Surviving Corporation by others within those entities, (ii) cooperate reasonably with each other in preparing for the transition and integration of the financial reporting systems of Spinco and the Spinco Subsidiaries with the Company’s financial reporting systems following the Effective Time and (iii) otherwise enable the Surviving Corporation to maintain compliance with the provisions of Section 404 of the Sarbanes-Oxley Act.

7.21 Listing. As promptly as reasonably practicable following the date hereof and at least 30 days prior to the date that any party reasonably expects all of the required regulatory approvals to have been obtained, the Company shall make application to the NYSE for the listing of the shares of Company Common Stock to be issued pursuant to the transactions contemplated by this Agreement and use all commercially reasonable efforts to cause such shares to be Approved for Listing.

7.22 Ancillary Agreements.

(a) At the Company’s request, which shall be made, if at all, prior to March 31, 2010, Verizon and the Company shall cause their respective Affiliates to enter into an agreement with respect to Video Transport Service incorporating the terms set forth on the term sheet attached as Exhibit D and such other terms as may be reasonably related thereto and agreed by their respective Affiliates (the “Video Transport Service Agreement”).

(b) Verizon and the Company shall cause their respective Affiliates to enter into an agreement with respect to Back Office Support Services incorporating the terms set forth on the term sheet attached as Exhibit E and such other terms as may reasonably related thereto and agreed by their respective Affiliates (the “Back Office Support Services Agreement”).

7.23 Directories Agreements. Prior to the Merger, Spinco shall offer to Directories Media Inc. (“Directories”) to enter into the proposed Publishing Agreement, the Non-Competition Agreement and the Branding Agreement, between Directories and Spinco (or Subsidiaries of Spinco, as applicable), that are in the form attached hereto as Exhibits F, G and H (the “Directories Agreements”); provided, however, that Spinco shall not have any obligation to enter into (or offer to enter into) any such agreement to the extent the terms of such agreement are not binding upon the Spinco Business as of immediately prior to the Effective Time. If such agreements are required but are not entered into prior to the Merger, the Surviving Corporation (or Subsidiaries of the Surviving Corporation, as applicable) will offer to enter into such agreements with Directories within 90 days following the Merger to the extent Directories notifies the Surviving Corporation within such time period that it wishes to enter into such agreements.

7.24 Realignment.

(a) Following the date hereof, Verizon shall undertake to segregate the operation of the Spinco Business in the Territory (other than West Virginia) from the Verizon Business (including the completion of the actions contemplated by Section 7.24(c) and the identification, testing and validation of personnel, processes and systems to be working properly) such that the representation set forth in Section 5.17 shall be accurate as of the Closing in accordance with the standards set forth in Section 8.3(b) (the “Realignment”). Verizon shall keep the Company reasonably updated from time to time with respect to the Realignment and shall discuss with the Company its plans for implementing the various aspects of the Realignment on an ongoing basis once Verizon has developed its initial plan for effecting the Realignment. If in connection with the Realignment the Company wishes to remove or omit particular functions or services that are used or held for use in the conduct of the Spinco Business or to replace certain third party vendors of the Spinco business with other third party vendors, the Company will promptly notify Verizon in writing to this effect. Verizon will have the right to disapprove

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such proposed omissions or replacements to the extent Verizon determines that such omissions or replacements may materially delay or increase the expense of completing the Realignment. No later than 60 days prior to the reasonably anticipated Closing Date, Verizon shall provide written notice to the Company stating that Verizon and its Subsidiaries have completed the Realignment as of the date of such notice. The Company shall be granted reasonable rights of access from time to time prior to the Closing in accordance with Section 7.10 to validate and confirm the completion of the Realignment (including the functioning of principal operating systems) in accordance with the first sentence of this Section 7.24.

(b) In connection with the Realignment, Verizon shall not take any action that would result in any material increase in the number of employees performing each material function of the Spinco Business above the number of such employees performing such function on behalf of the Spinco Business on the date hereof.

(c) Prior to March 31, 2010, Verizon shall create a separate instance in the Fort Wayne, Indiana data center (the “Fort Wayne Data Center”) of Verizon proprietary software systems that will enable Spinco (and following the Merger, the Surviving Corporation) in all states in the Territory (other than West Virginia) to provide functionality substantially similar to, but no less favorable to the Spinco Business than, that which the Spinco Business received from Verizon and its Affiliates as of the date of this Agreement. As of the Closing Date, the Fort Wayne Data Center (i) shall be owned by the Surviving Corporation or an Affiliate thereof and (ii) shall have on site a majority of the hardware reasonably required to provide functionality to the Spinco Business in accordance with the foregoing (and the balance of such hardware, if not held at the Fort Wayne Data Center, shall be available on a firewall basis from Verizon or a Verizon Subsidiary for up to one year following the Closing to allow for Verizon to transfer such hardware to the Fort Wayne Data Center within one year following the Closing).

7.25 California Disclosure. Notwithstanding anything herein to the contrary, the parties acknowledge that the Verizon Disclosure Letter and the Spinco Disclosure Letter and the Disclosure Letter under the Distribution Agreement contain no information regarding the portion of the Spinco Business conducted in California and that such failure shall not constitute a breach of any representation or warranty herein or any breach of the Distribution Agreement. Verizon and Spinco shall have the right to update such Disclosure Letters within 45 days of the date hereof to incorporate any applicable disclosure relating to portion of the Spinco Business conducted in California, whereupon such disclosure will be deemed to have been made as of the date hereof; provided, however, that this Section 7.25 and any disclosure made hereunder shall have no effect with respect to the representations and warranties made in Section 5.5 or Section 5.17.

7.26 Joint Defense Agreement. Within 30 days following the date hereof, Verizon and the Company shall negotiate in good faith the terms of, and enter into, a joint defense agreement regarding certain matters of common interest arising from the transactions contemplated by the Transaction Agreements (the “Joint Defense Agreement”).

ARTICLE VIII

CONDITIONS TO THE MERGER

8.1 Conditions to the Obligations of Spinco, Verizon and the Company to Effect the Merger. The respective obligations of each party to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by both Verizon and the Company) at or prior to the Effective Time of the following conditions:

(a) Each of the Internal Spinoffs, the Internal Restructuring, the Contribution and the Distribution shall have been consummated, in each case, in accordance with the Distribution Agreement, the IRS Ruling (unless the parties agree in writing upon, and implement, an alternative structure for the transactions contemplated hereby that eliminates the need for an IRS Ruling as contemplated by Section 2.7 hereof) and the Distribution Tax Opinion; provided, however, that this Section 8.1(a) shall not be a condition to the consummation of the Merger

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by any party whose failure to comply with its obligations and/or covenants set forth in this Agreement, the Tax Sharing Agreement or the Distribution Agreement gives rise to the failure of the Internal Spinoffs, the Internal Restructuring, the Contribution or the Distribution to have been consummated in accordance with the foregoing.

(b) Any applicable waiting period under the HSR Act shall have expired or been terminated.

(c) (i) No regulatory proceeding before any State Regulator that is pending as of the date hereof or arises prior to the Effective Time, and affects either the Spinco Business or the business of the Company, shall have been resolved by final order of the applicable regulator on terms that, and (ii) no condition shall have been imposed in connection with obtaining any Telecommunications Regulatory Consent that, in either case, constitutes a Materially Adverse Regulatory Condition.

(d) All of the Telecommunications Regulatory Consents shall be final and in full force and effect.

(e) The Registration Statements shall have become effective in accordance with the Securities Act or the Exchange Act, as applicable, and shall not be the subject of any stop order or proceedings seeking a stop order; and the shares of Company Common Stock to be issued, and such other shares required to be reserved for issuance, pursuant to the Merger shall have been Approved for Listing.

(f) The Requisite Approval shall have been obtained, in accordance with applicable Law and the rules and regulations of the NYSE.

(g) No court of competent jurisdiction or other Governmental Authority shall have issued an Order that is still in effect restraining, enjoining or prohibiting the Contribution, the Distribution or the Merger.

(h) No action shall have been taken, and no statute, rule, regulation or executive order shall have been enacted, entered, promulgated or enforced, by any Governmental Authority with respect to the Contribution, the Distribution or the Merger or the other transactions contemplated hereby or by the Distribution Agreement or the Employee Matters Agreement that, individually or in the aggregate, would (i) restrain, enjoin or prohibit the consummation of the Internal Spinoffs, the Internal Restructuring, the Contribution, the Distribution or the Merger or the other transactions contemplated hereby or by the Distribution Agreement or the Employee Matters Agreement or (ii) impose any burdens, liabilities, restrictions or requirements thereon or on Verizon, Spinco or the Company with respect thereto that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Verizon (assuming for such purposes that the business, assets, properties and liabilities of Verizon were comparable in size to that of the Surviving Corporation) or the Surviving Corporation (collectively, a “Restraint”), and no Governmental Authority shall have instituted or threatened to institute and not withdrawn any proceeding seeking any such Restraint.

(i) Unless the parties agree in writing upon and implement an alternative structure for the transactions contemplated hereby that eliminates the need for an IRS Ruling as contemplated by Section 2.7 hereof, Verizon and Spinco (and, to the extent applicable, the Company) shall have received the IRS Ruling in form and substance reasonably satisfactory to Verizon, Spinco and the Company, and such IRS Ruling shall continue to be valid and in full force and effect.

(j) The Company shall have received a Merger Tax Opinion from Company Tax Counsel, in form and substance reasonably satisfactory to the Company, and Verizon shall have received a Merger Tax Opinion from Verizon Tax Counsel, in form and substance reasonably satisfactory to Verizon, and Verizon Tax Counsel shall have issued the Distribution Tax Opinion.

(k) Verizon and the Company shall have received the opinion of a nationally recognized independent valuation firm selected by Verizon (and reasonably acceptable to the Company) attesting to the solvency of the Surviving Corporation on a pro forma basis immediately after the Effective Time, which opinion shall be in customary form (the “Solvency Opinion”).

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8.2 Additional Conditions to the Obligations of Verizon and Spinco. The obligation of Verizon and Spinco to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Verizon) at or prior to the Effective Time of the following additional conditions:

(a) The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(b) Each of the representations and warranties of the Company (i) set forth in Article VI (other than Sections 6.3(a) and 6.3(b)) of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date, except for representations and warranties that speak as of an earlier date or period (which shall be true and correct as of such earlier date or period); provided, however, that for purposes of this clause (i), such representations and warranties shall be deemed to be true and correct unless the failure or failures of all such representations and warranties to be so true and correct, without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (ii) set forth in Sections 6.3(a) and 6.3(b) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.

(c) The Company shall have delivered to Verizon a certificate, dated as of the Effective Time, of a senior officer of the Company certifying the satisfaction by the Company of the conditions set forth in subsections (a) and (b) of this Section 8.2.

(d) Verizon shall have received in connection with the Distribution the Special Payment and, if applicable, a principal amount of Spinco Securities that, together with the Special Payment (and the amount of any Distribution Date Spinco Indebtedness), equal $3.333 billion in the aggregate and, if Spinco Securities are issued and if Verizon desires to consummate the Debt Exchange, the Debt Exchange shall have been consummated with respect to a principal amount of Spinco Securities equal to (x) $3.333 billion minus (y) the sum of (A) the total amount of the Special Payment and (B) the amount of Distribution Date Spinco Indebtedness.

(e) Except as disclosed in the Company Disclosure Letter or as expressly contemplated by the Transaction Agreements, since December 31, 2008, there shall have been no state of facts, change, development, event, effect, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(f) The Company shall have entered into the applicable Transaction Agreements, and to the extent applicable, timely performed them in all material respects, and each such agreement shall be in full force and effect.

8.3 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by the Company) at or prior to the Effective Time of the following additional conditions:

(a) Spinco and Verizon shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them at or prior to the Effective Time.

(b) Each of the representations and warranties of Verizon and Spinco (i) set forth in Article IV and Article V (other than Sections 4.2(a), 5.2(b), 5.3(a), 5.3(b) and 5.17) of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date, except for representations and warranties that speak as of an earlier date or period

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(which shall be true and correct as of such earlier date or period); provided, however, that for purposes of this clause (i), such representations and warranties shall be deemed to be true and correct unless the failure or failures of all such representations and warranties to be so true and correct, without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Verizon, Spinco or the Spinco Business and (ii) set forth in Sections 4.2(a), 5.2(b), 5.3(a), 5.3(b) and 5.17 of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.

(c) Verizon and Spinco shall have delivered to the Company a certificate, dated as of the Effective Time, of a senior officer of each of Verizon and Spinco certifying the satisfaction of the conditions set forth in subsections (a) and (b) of this Section 8.3.

(d) Spinco and Verizon (or a Subsidiary thereof) shall have entered into the applicable Transaction Agreements, and to the extent timely, performed them in all material respects, and each such agreement shall be in full force and effect.

(e) Except as disclosed in the Spinco Disclosure Letter or as expressly contemplated by the Transaction Agreements, since December 31, 2008, there shall have been no state of facts, change, development, event, effect, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVERS

9.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the transactions contemplated hereby may be abandoned prior to the Effective Time, whether before or after the Requisite Approval:

(a) by the mutual written consent of each party hereto, which consent shall be effected by action of the Board of Directors of each such party;

(b) by any party hereto if the Effective Time shall not have occurred on or before July 31, 2010 (as such date may be extended in accordance with the terms of this Agreement, the “End Date”); provided, however, that if as of such date (i) all Closing conditions (ignoring for this purpose Section 8.2(d)) other than the conditions in Section 8.1(c) or 8.1(d), are satisfied or capable of being satisfied as of such date (assuming for such purpose that such date were the Closing Date), or (ii) a Financial Market Deferral is then in effect pursuant to Section 7.18(b), then the End Date may be extended by Verizon or the Company upon written notice and the period of such extension shall be (x) in the case of clause (i), for one or more one month periods, not to exceed four calendar months in the aggregate, to obtain such Telecommunications Regulatory Consents in a manner that satisfies the conditions in Sections 8.1(c) and 8.1(d) and (y) in the case of clause (ii), for one month (or two month, if applicable pursuant to Section 7.18(b)) periods, to the extent permitted to do so pursuant to Section 7.18(b); provided further, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party whose failure to perform any of its obligations under this Agreement required to be performed by it at or prior to such date has been a substantial cause of, or substantially contributed to, the failure of the Merger to have become effective on or before such date;

(c) by any party hereto if (i) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the consummation of the Merger or (ii) an Order shall have been entered that either (A) would result in a failure of a condition set forth in Section 8.1(c) or (B) permanently restrains, enjoins or otherwise prohibits the consummation of the Merger, and in each case such Order shall have become final and

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non-appealable and the party seeking to terminate this Agreement pursuant to this clause 9.1(c)(ii) shall have used all commercially reasonable efforts to remove such Order in accordance with and to the extent required by Section 7.6(h) insofar as such Section relates to, a final order of the FCC or a State Regulator in the Territory or in the states listed in Section 6.3(d) of the Company Disclosure Letter;

(d) by the Company, if either Verizon or Spinco shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 8.1 or Section 8.3 and (ii) cannot be cured by the End Date; provided, however, that the Company shall have given Verizon and Spinco written notice, delivered at least 30 days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 9.1(d) and the basis for such termination;

(e) by Verizon and Spinco, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 8.1 or Section 8.2 and (ii) cannot be cured by the End Date; provided, however, that Verizon and Spinco shall have given the Company written notice, delivered at least 30 days prior to such termination, stating Verizon and Spinco’s intention to terminate the Agreement pursuant to this Section 9.1(e) and the basis for such termination;

(f) by Verizon and Spinco, on the one hand, or the Company, on the other hand, if, at the Company Stockholders Meeting (after giving effect to any adjournment, continuation or postponement thereof), the Requisite Approval is not obtained; provided, however, that the right to terminate this Agreement under this Section 9.1(f) shall not be available to the Company where such failure to obtain the Requisite Approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement;

(g) by Verizon and Spinco, if (i) the Board of Directors of the Company (or any committee thereof) shall have effected a Change of Board Recommendation or resolved to effect a Change of Board Recommentation or (ii) the Company fails to call and hold the Company Stockholders Meeting within 60 days after the date on which the SEC shall clear (whether orally or in writing) the Proxy Statement/Prospectus and, if required by the SEC as a condition to the mailing of the Proxy Statement/Prospectus, the date of effectiveness of the Company Registration Statement; or

(h) by Verizon and Spinco on any date, if on such date (i) the average of the volume weighted averages of the trading prices of the Company Common Stock for any period of 60 consecutive trading days that ended within three Business Days prior to such date is below $3.87 and (ii) Verizon and Spinco notify the Company in writing that they are terminating this Agreement in accordance with this Section 9.1(h).

9.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall terminate (except for the Confidentiality Agreement referred to in Section 10.1, the provisions of Section 9.3 and Article XI), without any liability on the part of any party except as set forth in Section 9.3; provided, however, that nothing in this Agreement shall relieve any party of liability for fraud or willful and knowing breach of this Agreement or the Distribution Agreement prior to such termination.

9.3 Amounts Payable in Certain Circumstances. In the event that (i) Verizon and Spinco terminate this Agreement pursuant to Section 9.1(g) or (ii) (A) any Person (other than Verizon, Spinco or any of their Affiliates) shall have made a Company Acquisition Proposal after the date hereof and prior to the Termination Date, and thereafter this Agreement is terminated by any party pursuant to Section 9.1(b) or by Verizon or Spinco pursuant to Section 9.1(e) as a result of a breach by the Company of Section 7.6 or Section 7.18 or by any party pursuant to Section 9.1(f) (and a Company Acquisition Proposal shall have been publicly announced prior to the Company Stockholders Meeting) and (B) within twelve months after the termination of this Agreement, any Company Acquisition shall have been consummated or any definitive agreement with respect to any Company Acquisition

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Proposal (other than, in each case, with Verizon, Spinco or any of their Affiliates) shall have been entered into, then the Company shall pay Verizon a fee, in immediately available funds, in the amount of $80 million at the time of such termination, in the case of a termination described in clause (i) above, or upon the occurrence of the earliest event described in clause (ii)(B), in the event of a termination described in clause (ii), and in each case the Company shall be fully released and discharged from any other liability or obligation resulting from or under this Agreement, except with respect to any fraud or willful and knowing breach of this Agreement; provided, however, that for purposes of clause (ii)(B) of this Section 9.3 only, (i) all references to 15% in the definition of Company Acquisition shall be deemed to be references to 50% and (ii) clause (i) of the definition of Company Acquisition shall read as follows: “any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving the Company or any of its Significant Subsidiaries following which the stockholders of the Company or any such Significant Subsidiary immediately prior to such transactions (or series of transactions) do not hold and own greater than 70% of the issued and outstanding equity securities of the Company or such Significant Subsidiary (or the successor thereof), as the case may be”.

9.4 Amendment. This Agreement may be amended by Verizon, Spinco and the Company at any time before or after receipt of the Requisite Approval; provided, however, that after receipt of the Requisite Approval, no amendment shall be made that by Law or in accordance with the rules of any relevant stock exchange or automated inter-dealer quotation system requires further approval by stockholders of the Company without such further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed by each of Verizon, Spinco and the Company.

9.5 Waivers. At any time prior to the Effective Time, Verizon and Spinco, on the one hand, and the Company, on the other hand, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or acts of Verizon and Spinco or the Company, as applicable; (ii) waive any inaccuracies in the representations and warranties of Verizon and Spinco or the Company, as applicable, contained herein or in any document delivered pursuant to this Agreement; and (iii) waive compliance with any of the agreements or conditions of Verizon and Spinco or the Company, as applicable, contained herein; provided, however, that no failure or delay by Verizon, Spinco or the Company in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of Verizon, Spinco or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE X

SURVIVAL; INDEMNIFICATION

10.1 Survival of Representations, Warranties and Agreements. The covenants and agreements that expressly state that they are to be performed following the Effective Time pursuant to the Distribution Agreement or this Agreement (including Sections 10.2 to 10.6 hereof) shall survive the Effective Time in accordance with their respective terms, and all other covenants and agreements herein and therein shall terminate and shall not survive the Effective Time. None of the representations or warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement or any other covenant or agreement set forth herein shall survive the Effective Time. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any party or its representatives thereunder or hereunder.

10.2 Indemnification.

(a) If the Closing occurs, the Surviving Corporation shall indemnify, defend and hold harmless (i) the Verizon Indemnitees from and against all Losses arising out of or due to the failure of any member of the Spinco Group (A) to timely pay or satisfy any Spinco Liabilities, or (B) to perform any of its obligations under this Agreement or

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the Distribution Agreement and (ii) Verizon and each Person, if any, who controls, within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (any such Person being hereinafter referred to as a “Controlling Person”), Verizon from and against, and pay or reimburse each of the foregoing for, all Losses, arising out of or resulting from, directly or indirectly, or in connection with, any untrue statement or alleged untrue statement of a material fact contained in or incorporated by reference into either of the Registration Statements or the Proxy Statement/Prospectus (or any amendment or supplement thereto) or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Surviving Corporation shall not be responsible for information provided by Verizon (or its Affiliates) as to itself and its Subsidiaries, including Spinco, specifically for inclusion in, or incorporation by reference into, any such Proxy Statement/Prospectus or Registration Statement.

(b) If the Closing occurs, Verizon shall indemnify, defend and hold harmless (i) the Surviving Corporation Indemnitees from and against all Losses arising out of or due to (x) the failure of any member of the Verizon Group (A) to timely pay or satisfy any Verizon Liabilities, or (B) to perform any of its obligations under this Agreement or the Distribution Agreement or (y) the actual amount of Distribution Date Spinco Indebtedness exceeding the amount of Distribution Date Spinco Indebtedness set forth by Verizon and Spinco in the Closing Statement, and (ii) the Surviving Corporation and each Controlling Person of the Surviving Corporation from and against, and pay or reimburse each of the foregoing for, all Losses arising out of or resulting from, directly or indirectly, or in connection with, any untrue statement or alleged untrue statement of a material fact contained in or incorporated by reference into either of the Registration Statements or the Proxy Statement/Prospectus (or any amendment or supplement thereto) or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, but only with respect to information provided by Verizon (or its Affiliates) as to itself and its Subsidiaries, including Spinco, specifically for inclusion in, or incorporation by reference into, any such Proxy Statement/Prospectus or Registration Statement.

(c) Notwithstanding anything to the contrary set forth herein, indemnification or other claims relating to any Transaction Agreement (other than the Distribution Agreement) or relating to any ongoing commercial agreement between any member of the Verizon Group and any member of the Spinco Group shall be governed by the terms of such agreement and not by this Article X (except to the extend expressly so stated in such Transaction Agreement), and indemnification for all matters relating to Taxes shall be governed by terms, provisions and procedures of the Tax Sharing Agreement and not this Article X.

10.3 Limitation on Claims for Indemnifiable Losses. Notwithstanding anything to the contrary contained herein:

(a) No claim may be asserted by any Surviving Corporation Indemnitee under this Article X arising from any failure to transfer any Spinco Asset to Spinco unless such claim is asserted, if at all, within 18 months from the Closing Date.

(b) No Indemnitor shall be liable to or obligated to indemnify any Indemnitee hereunder for any consequential, special, punitive or exemplary damages including, but not limited to, damages arising from loss or interruption of business, profits, business opportunities or goodwill, or any cost or expense related thereto, except to the extent such damages are payable to or have been recovered by a third person and are the subject of a Third Party Claim for which indemnification is available under the express terms of this Article X.

(c) Verizon and the Company shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party (or its Affiliates) hereunder, including by using all commercially reasonable efforts to mitigate the Losses and resolve any such claim or liability prior to initiating litigation.

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10.4 Defense of Claims.

(a) Third Party Claims. If any Indemnitee receives notice of the assertion of any claim or of the commencement of any action or proceeding by any entity that is not either a Surviving Corporation Indemnitee or a Verizon Indemnitee (each, a “Third Party Claim”) against such Indemnitee, with respect to which an Indemnitor is obligated to provide indemnification under this Agreement, the Indemnitee will give such Indemnitor prompt written notice thereof, but in any event not later than ten calendar days after receipt of notice of such Third Party Claim; provided, however, that the failure of an Indemnitee to notify the Indemnitor within the time period set forth herein shall only relieve the Indemnitor from its obligation to indemnify to the extent that the Indemnitor is materially prejudiced by such failure or delay (whether as a result of the forfeiture of substantive rights or defenses or otherwise). Upon receipt of notification of a Third Party Claim, the Indemnitor shall be entitled, upon written notice to the Indemnitee, to assume the investigation and defense thereof at such Indemnitor’s expense with counsel reasonably satisfactory to the Indemnitee; provided, however, that the Indemnitor shall not have the right to assume the defense of any Third Party Claim in the event such Third Party Claim is primarily for injunctive relief or criminal penalty of the Indemnitee, in which case the reasonable fees and expenses of counsel to the Indemnitee in connection with such Third Party Claim shall be considered “Losses” for purposes of this Agreement. Whether or not the Indemnitor elects to assume the investigation and defense of any Third Party Claim, the Indemnitee shall have the right to employ separate counsel and to participate in the investigation and defense thereof; provided, however, that the Indemnitee shall pay the fees and disbursements of such separate counsel unless (1) the employment of such separate counsel has been specifically authorized in writing by the Indemnitor; (2) the Indemnitor has failed to assume the defense of such Third Party Claim within 20 calendar days after receipt of notice thereof with counsel reasonably satisfactory to such Indemnitee; or (3) the named parties to the proceeding in which such Third Party Claim has been asserted include both the Indemnitor and such Indemnitee and, in the reasonable judgment of counsel to such Indemnitee, there exists one or more good faith defenses that may be available to the Indemnitee that are in conflict with those available to the Indemnitor or that the Indemnitor and Indemnitee have actual material conflicting interests with respect to such Third Party Claim. Notwithstanding the foregoing, the Indemnitor shall not be liable for the fees and disbursements of more than one counsel for all Indemnitees in connection with any one proceeding or any similar or related proceedings arising from the same general allegations or circumstances. Without the prior written consent of an Indemnitee, which shall not be unreasonably withheld, conditioned or delayed, the Indemnitor will not enter into any settlement of or consent to the entry of judgment in connection with any Third Party Claim that (i) would lead to liability or create any financial or other obligation on the part of the Indemnitee, (ii) does not contain, as an unconditional term thereof, the release of the Indemnitee from all liability in respect of such Third Party Claim or such Third Party Claim is not dismissed against the Indemnitee with prejudice and without the imposition of any financial or other obligation on the Indemnitee or (iii) admits the liability or fault of the Indemnitee (the “Settlement Requirements”). If a settlement offer solely for money damages (and otherwise satisfying the Settlement Requirements) is made to resolve a Third Party Claim and the Indemnitor notifies the Indemnitee in writing of the Indemnitor’s willingness to accept the settlement offer and pay the amount called for by such offer without reservation of any rights or defenses against the Indemnitee and if the Indemnitee fails to consent to such settlement offer within ten calendar days after its receipt of such notice, Indemnitee may continue to contest such claim, free of any participation by the Indemnitor, and the amount of any ultimate liability with respect to such Third Party Claim that the Indemnitor has an obligation to pay hereunder shall be limited to the lesser of (x) the amount of the settlement offer that the Indemnitee declined to accept plus the Losses of the Indemnitee relating to such Third Party Claim through the date of its rejection of the settlement offer and (y) the aggregate Losses of the Indemnitee with respect to such claim. The party controlling any defense shall keep the other party advised of the status of such Third Party Claim and the defense thereof and shall consider in good faith all reasonable recommendations made by the other party with respect thereto.

(b) Direct Claims. Any claim by an Indemnitee for Losses that do not result from a Third Party Claim (each, a “Direct Claim”) shall be asserted by giving the Indemnitor prompt written notice thereof, but in any event not later than 60 calendar days after the incurrence thereof or such Indemnitee’s actual knowledge of such event (whichever is later); provided, however, that the failure of an Indemnitee to notify the Indemnitor within the time

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period set forth herein shall only relieve the Indemnitor from its obligation to indemnify to the extent that the Indemnitor is materially prejudiced by such failure or delay (whether as a result of the forfeiture of substantive rights or defenses or otherwise), and the Indemnitor will have a period of 30 calendar days within which to respond in writing to such Direct Claim. If the Indemnitor does not so respond within such 30 calendar day period, the Indemnitor will be deemed to have accepted such claim. If the Indemnitor rejects such claim, the Indemnitee will be free to pursue such remedies as may be available to the Indemnitee on the terms and subject to the provisions of this Article X.

10.5 Subrogation. If after the making of any Indemnification Payment, the amount of the Losses to which such payment relates is reduced by recovery, settlement or otherwise under any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the amount of such reduction (less any costs, expenses, premiums or Taxes incurred in connection therewith) as and when actually received by the Indemnitee will promptly be repaid by the Indemnitee to the Indemnitor. Upon making any Indemnification Payment, the Indemnitor will, to the extent of such Indemnification Payment, be subrogated to all rights of the Indemnitee against any third party that is not an Affiliate of the Indemnitee in respect of the Losses to which the Indemnification Payment relates; provided, however, that (a) the Indemnitor shall then be in compliance with its obligations under this Agreement in respect of such Losses, and (b) until the Indemnitee recovers full payment of its Losses, all claims of the Indemnitor against any such third party on account of said Indemnification Payment will be subrogated and subordinated in right of payment to the Indemnitee’s rights against such third party. Without limiting the generality or effect of any other provision of this Article X, each such Indemnitee and Indemnitor will duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation and subordination rights.

10.6 Other Rights and Remedies. Following the Closing, the sole and exclusive remedy at law for Verizon or the Company and all Affiliates thereof for any claim (whether such claim is framed in tort, contract or otherwise) arising out of a breach of this Agreement or the Distribution Agreement (to the extent permitted in Section 6.1 of the Distribution Agreement), other than a claim for fraud or willful and knowing misconduct, shall be a claim by Verizon or the Company for indemnification pursuant to this Article X.

ARTICLE XI

MISCELLANEOUS

11.1 Expenses. Except as expressly set forth in any Transaction Agreement, each party shall bear its own fees and expenses in connection with the transactions contemplated hereby; provided, however, that:

(i) if the Merger is consummated, Verizon and the Company shall each bear and be responsible for 50% of all Distribution/Merger Transfer Taxes and all recording, application and filing fees associated with the transfer of the Spinco Assets in connection with the transactions contemplated by the Distribution Agreement (including the transfer of Spinco Owned Real Property and Real Property Interests such as railroad crossing rights and easements);

(ii) if the Debt Exchange is consummated, (A) Verizon shall pay and be responsible for all fees and expenses of its exchange counterparties and financial and legal advisors and (B) Verizon and the Company shall each bear and be responsible for 50% of all other costs and expenses in connection with the Debt Exchange (including any printing costs, trustees fees and roadshow expenses);

(iii) Verizon shall pay the fees and reimbursable expenses of the independent valuation firm referred to in Section 8.1(k) that are incurred in connection with the preparation and delivery of the Solvency Opinion; and

(iv) the costs of any filing fees or any advisor or consultant hired by any Governmental Agency with the mutual consent of Verizon and the Company (or to which neither party has the right to disapprove), as

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contemplated by Section 7.6, regardless of which party is allocated such costs under Law, shall be considered joint costs and the non-paying party shall reimburse the paying party for 50% of such costs within 30 days of receipt of an invoice for same.

If any party pays an amount that is the responsibility of another party pursuant to this Section 11.1, such paying party shall be promptly reimbursed by the party responsible for such amount. If the Closing occurs, such reimbursement shall occur on the Closing Date to the extent the paying party provides evidence of such payments at least 10 Business Days prior to the Closing Date.

11.2 Notices. Any notice required to be given to a party hereunder shall be sufficient if in writing, and sent by facsimile transmission (with receipt confirmed, provided that any notice received by facsimile transmission at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

If to Spinco (prior to the Effective Time) or Verizon, to:

Verizon Communications Inc.

140 West Street

New York, NY 10007

Facsimile:	(908) 766-3813
Attn:	Marianne Drost
Senior Vice President, Deputy General Counsel and Corporate Secretary

With a copy to (which shall not constitute notice):

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Facsimile:	(212) 909-6836
Attn:	Jeffrey J. Rosen
Kevin M. Schmidt

If to the Company, to:

Frontier Communications Corporation

3 High Ridge Park

Stamford, CT 06905

Facsimile:	(203) 614-4661
Attn:	Donald R. Shassian
Executive Vice President and Chief Financial Officer

and

Frontier Communications Corporation

3 High Ridge Park

Stamford, CT 06905

Facsimile:	(203) 614-4651
Attn:	Hilary E. Glassman, Senior Vice President, General Counsel and Secretary

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With a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

Facsimile:	(212) 474-3700
Attn:	Robert I. Townsend, III
Craig F. Arcella

or to such other address as any such party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver. Verizon and Spinco shall provide to the Company in a manner consistent with this Section 11.2 copies of any notices that either may deliver to the other under the Distribution Agreement.

11.3 Interpretation; Consent.

(a) When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents to this Agreement, and the Article and Section headings contained in this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Unless otherwise specified, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and includes all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

(b) Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. For the avoidance of doubt, (i) “the business of the Company” or similar terms means the business of the Company and its Subsidiaries, taken as a whole and (ii) “consistent with past practice” when used with respect to Spinco or any of its Subsidiaries shall mean the past practice of Verizon and its Subsidiaries with respect to the conduct of the Spinco Business.

(c) Any matter disclosed in any particular Section or Subsection of the Spinco Disclosure Letter, the Verizon Disclosure Letter or the Company Disclosure Letter shall be deemed to have been disclosed in any other Section or Subsection of this Agreement with respect to which such matter is relevant so long as the applicability of such matter to such other Section or Subsection of this Agreement is reasonably apparent on its face.

(d) Unless otherwise expressly stated in this Agreement, any right of consent, approval or election given to any party hereto may be exercised by such party in its sole discretion.

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11.4 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be declared judicially to be invalid, unenforceable or void, such decision shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of the parties hereto that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the original intent of the parties hereto.

11.5 Assignment; Binding Effect. Neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of all of the other parties, and any purported assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

11.6 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than Verizon, Spinco and the Company and their respective successors and permitted assigns) any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and, except as provided in Article X with respect to Indemnitees, no Person shall be deemed a third party beneficiary under or by reason of this Agreement.

11.7 Limited Liability. Notwithstanding any other provision of this Agreement, no stockholder, director, officer, Affiliate, agent or representative of any of the parties hereto, in its capacity as such, shall have any liability in respect of or relating to the covenants, obligations, representations or warranties of such party under this Agreement or in respect of any certificate delivered with respect hereto or thereto and, to the fullest extent legally permissible, each of the parties hereto, for itself and its stockholders, directors, officers and Affiliates, waives and agrees not to seek to assert or enforce any such liability that any such Person otherwise might have pursuant to applicable Law.

11.8 Entire Agreement. This Agreement (together with the other Transaction Agreements, the Confidentiality Agreement, the exhibits and the Disclosure Letters and the other documents delivered pursuant hereto) constitutes the entire agreement of all the parties hereto and supersedes all prior agreements and understandings, both written and oral, between or among the parties, or any of them, with respect to the subject matter hereof.

11.9 Governing Law. Except to the extent relating to the consummation of the Merger, which shall be consummated in accordance with the DGCL, this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflicts of law principles thereof.

11.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement binding on the parties hereto, notwithstanding that not all parties are signatories to the original or the same counterpart.

11.11 Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

11.12 Jurisdiction; Enforcement; Service of Process. THE PARTIES HERETO AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH THEIR SPECIFIC TERMS OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT THE PARTIES HERETO SHALL BE

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ENTITLED TO AN INJUNCTION OR INJUNCTIONS TO PREVENT BREACHES OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS OF THIS AGREEMENT IN ANY FEDERAL COURT LOCATED IN THE STATE OF NEW YORK OR, IF SUCH FEDERAL COURTS DO NOT HAVE SUBJECT MATTER JURISDICTION, OF ANY NEW YORK STATE COURT, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY ARE ENTITLED AT LAW OR IN EQUITY. IN ADDITION, EACH OF THE PARTIES HERETO (A) CONSENTS TO SUBMIT ITSELF TO THE PERSONAL JURISDICTION OF ANY FEDERAL COURT LOCATED IN THE STATE OF NEW YORK OR, IF SUCH FEDERAL COURTS DO NOT HAVE SUBJECT MATTER JURISDICTION, OF ANY NEW YORK STATE COURT IN THE EVENT ANY DISPUTE ARISES OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, (B) AGREES THAT IT WILL NOT ATTEMPT TO DENY OR DEFEAT SUCH PERSONAL JURISDICTION BY MOTION OR OTHER REQUEST FOR LEAVE FROM ANY SUCH COURT AND (C) AGREES THAT IT WILL NOT BRING ANY ACTION RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IN ANY COURT OTHER THAN A FEDERAL COURT SITTING IN THE STATE OF NEW YORK OR, IF SUCH FEDERAL COURTS DO NOT HAVE SUBJECT MATTER JURISDICTION, A NEW YORK STATE COURT. THE PARTIES HEREBY AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 11.2, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER HEREIN PROVIDED.

11.13 Knowledge Convention. As used herein, the phrase “Spinco’s Knowledge” and similar phrases shall mean all matters actually known to the following individuals: Stephen E. Smith, J. Goodwin Bennett, Thomas R. Parker, Karen Zacharia, Leonard Suchyta, David Feldman and Dale M. Chamberlain. As used herein, the phrase “Company’s Knowledge” and similar phrases shall mean all matters actually known to the following individuals: Hilary Glassman, Dan McCarthy, Don Shassian and Cecilia McKenney.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

VERIZON COMMUNICATIONS INC.

By:
John W. Diercksen
Executive Vice President Strategy, Planning and Development

NEW COMMUNICATIONS HOLDINGS INC.

By:
Stephen E. Smith
Vice President

FRONTIER COMMUNICATIONS CORPORATION

By:
Mary Agnes Wilderotter
Chairman of the Board of Directors, President and Chief Executive Officer

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ANNEX A-2

Composite Copy

DISTRIBUTION AGREEMENT1

BY AND BETWEEN

VERIZON COMMUNICATIONS INC.

AND

NEW COMMUNICATIONS HOLDINGS INC.

[1]

This is a composite copy of the Distribution Agreement dated May 13, 2009, Amendment No. 1 to the Distribution Agreement dated July 24, 2009 and Amendment No. 2 to the Distribution Agreement dated March 23, 2010. It has been prepared for inclusion in this information statement/prospectus and does not have any independent legal effect.

Page

ARTICLE I DEFINITIONS

Section 1.1	General	A-2-2
Section 1.2	Interpretation	A-2-15
Section 1.3	References to Time	A-2-15

ARTICLE II THE CONTRIBUTION

Section 2.1	Transfers of Spinco Assets and Spinco Liabilities	A-2-15
Section 2.2	Conveyancing and Assumption Agreements	A-2-16
Section 2.3	Certain Resignations	A-2-16
Section 2.4	Special Payment Financing; Debt Exchange	A-2-17

ARTICLE III CONDITIONS

Section 3.1	Conditions to the Distribution	A-2-18
Section 3.2	Waiver of Conditions	A-2-18

ARTICLE IV THE DISTRIBUTION

Section 4.1	Record Date and Distribution Date	A-2-18
Section 4.2	Spinco Reclassification	A-2-18
Section 4.3	The Agent	A-2-18
Section 4.4	Delivery of Shares to the Agent	A-2-18
Section 4.5	The Distribution	A-2-19

ARTICLE V POST CLOSING ADJUSTMENTS

Section 5.1	Post-Closing Adjustments	A-2-19

ARTICLE VI ADDITIONAL COVENANTS

Section 6.1	Survival; Exclusive Remedy	A-2-20
Section 6.2	Mutual Release	A-2-21
Section 6.3	Intercompany Agreements	A-2-21
Section 6.4	Guarantee Obligations and Liens	A-2-21
Section 6.5	Insurance	A-2-22
Section 6.6	Subsequent Transfers	A-2-23
Section 6.7	Further Assurances	A-2-23
Section 6.8	Use of Names	A-2-23
Section 6.9	Cross Border Customers	A-2-24
Section 6.10	Leases	A-2-24

A-2-i

(continued)

Page

ARTICLE VII ACCESS TO INFORMATION

Section 7.1	Provision of Information	A-2-24
Section 7.2	Privileged Information	A-2-25
Section 7.3	Production of Witnesses	A-2-26
Section 7.4	Retention of Information	A-2-26
Section 7.5	Confidentiality	A-2-26
Section 7.6	Cooperation with Respect to Government Reports and Filings	A-2-27

ARTICLE VIII NO REPRESENTATIONS OR WARRANTIES

Section 8.1	No Representations or Warranties	A-2-27

ARTICLE IX MISCELLANEOUS

Section 9.1	Expenses	A-2-27
Section 9.2	Notices	A-2-28
Section 9.3	Interpretation	A-2-28
Section 9.4	Severability	A-2-28
Section 9.5	Assignment; Binding Effect	A-2-28
Section 9.6	No Third Party Beneficiaries	A-2-28
Section 9.7	Entire Agreement	A-2-28
Section 9.8	Governing Law	A-2-29
Section 9.9	Counterparts	A-2-29
Section 9.10	Amendments; Waivers	A-2-29
Section 9.11	Termination	A-2-29
Section 9.12	Waiver of Jury Trial	A-2-29
Section 9.13	Jurisdiction; Service of Process	A-2-29

Exhibit A	Disclosure Letter
Exhibit B	Form of FiOS Intellectual Property Agreement
Exhibit C	Form of FiOS Software License Agreement
Exhibit D	Form of FiOS Trademark License Agreement
Exhibit E	Form of Intellectual Property Agreement
Exhibit F	Form of Software License Agreement
Exhibit G	Terms of Spinco Securities

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DISTRIBUTION AGREEMENT

This DISTRIBUTION AGREEMENT (this “Agreement”), dated as of May 13, 2009, by and between Verizon Communications Inc., a Delaware corporation (“Verizon”), and New Communications Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of Verizon (“Spinco” and, together with Verizon, the “Parties”).

RECITALS

WHEREAS, Spinco is a newly-formed, wholly-owned, direct Subsidiary of Verizon;

WHEREAS, Verizon, Spinco and Frontier Communications Corporation, a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, of even date herewith (as such agreement may be amended from time to time, the “Merger Agreement”), pursuant to which, at the Effective Time, Spinco will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”);

WHEREAS, this Agreement and the other Transaction Agreements (as defined herein) set forth certain transactions that are conditions to consummation of the Merger;

WHEREAS, prior to the Distribution (as defined herein) upon the terms and subject to the conditions set forth in this Agreement, Verizon will, pursuant to a series of restructuring transactions that will occur prior to the Distribution, (a) transfer or cause to be transferred (i) to Spinco and (ii) by Spinco to the Non-ILEC Spinco Subsidiary (as defined herein) and to one or more wholly-owned Subsidiaries of the Non-ILEC Spinco Subsidiary (as may be designated by the Non-ILEC Spinco Subsidiary) all of the Non-ILEC Spinco Assets (as defined herein), each such transfer to be subject to the assumption by such entity or entities of the Non-ILEC Spinco Liabilities (as defined herein), (b) to the extent the ILEC Spinco Assets and the ILEC Spinco Liabilities are not currently located within an ILEC Spinco Subsidiary, transfer or cause to be transferred, including by one or more of its Subsidiaries, to the ILEC Spinco Subsidiaries (as defined herein) all of the ILEC Spinco Assets (as defined herein), subject to the assumption by such entities of the ILEC Spinco Liabilities (as defined herein), and shall directly or indirectly transfer the ILEC Spinco Subsidiaries (after receiving the stock of a Subsidiary holding certain ILEC Spinco Subsidiaries from its Subsidiaries in a series of internal distributions) to Spinco and (c) to the extent any Assets that are not Spinco Assets and any Liabilities that are not Spinco Liabilities are currently located within an ILEC Spinco Subsidiary, transfer or cause to be transferred by any such ILEC Spinco Subsidiary such Assets or Liabilities to Verizon or an Affiliate of Verizon;

WHEREAS, in exchange for the transfers contemplated by the immediately preceding recital, Spinco will (a) pay to Verizon the Special Payment (as defined herein) and (b) if applicable, distribute to Verizon the Spinco Securities (as defined herein), all upon the terms and subject to the conditions set forth in this Agreement (the transactions described in this recital and in the immediately preceding recital, collectively, the “Contribution”);

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Verizon will distribute (the “Distribution”) all of the issued and outstanding shares of common stock, par value $.01 per share, of Spinco (“Spinco Common Stock”) to the holders as of the Record Date (as defined herein) of the outstanding shares of common stock, par value $.10 per share, of Verizon (“Verizon Common Stock”) and, to the extent applicable, to such persons who received Verizon Common Stock pursuant to the exercise of Record Date Options (as defined below);

WHEREAS, the Parties to this Agreement intend that (i) each Internal Spinoff qualify as a distribution eligible for nonrecognition under Sections 355(a), 355(c) or 361(c) of the Code, as applicable; (ii) the Contribution, together with the Distribution, qualify as a tax-free reorganization under Section 368(a)(1)(D) of the Code; (iii) the Distribution qualify as a distribution of Spinco stock to Verizon stockholders eligible for

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nonrecognition under Sections 355(a) and 361(c) of the Code; (iv) no gain or loss be recognized by Verizon for federal income tax purposes in connection with the receipt of the Spinco Securities (as defined herein) or the consummation of the Debt Exchange (as defined herein); (v) the Special Payment qualify as money transferred to creditors or distributed to shareholders in connection with the reorganization within the meaning of Section 361(b)(1) of the Code, to the extent that Verizon distributes the Special Payment to its creditors or shareholders in connection with the Contribution; (vi) the Merger qualify as a tax-free reorganization pursuant to Section 368 of the Code; and (vii) no gain or loss be recognized as a result of such transactions for federal income tax purposes by any of Verizon, Spinco, the Company and their respective stockholders and Subsidiaries (except to the extent of cash received in lieu of fractional shares); and

WHEREAS, the Parties to this Agreement intend that, except as set forth in Section 2.3 hereof, throughout the internal restructurings taken in contemplation of this Agreement, including the Internal Spinoffs, the Internal Restructurings, the Contribution, and the Distribution, the Spinco Employees shall maintain uninterrupted continuity of employment, compensation and benefits, and also for union-represented employees, uninterrupted continuity of representation for purposes of collective bargaining and uninterrupted continuity of coverage under their collective bargaining agreements, as contemplated by and provided in the Employee Matters Agreement.

NOW, THEREFORE, in consideration of these premises, and of the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

Definitions

Section 1.1 General. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Affiliate” means a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, a specified Person. The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise; provided, however, that for purposes of this Agreement, (i) from and after the Distribution Date, no member of either Group shall be deemed an Affiliate of any member of the other Group and (ii) none of Cellco Partnership (d/b/a Verizon Wireless) or any of its Subsidiaries shall be deemed Affiliates or Subsidiaries of Verizon.

“Agent” means the distribution agent agreed upon by Verizon and the Company, to be appointed by Verizon to distribute the shares of Spinco Common Stock pursuant to the Distribution.

“Agreement” has the meaning set forth in the Preamble.

“Applicable Rate” means the three-month LIBOR rate published by Bloomberg as “Ticker US001M” (or any successor page) at approximately 11:00 a.m. London time on the date which is two days prior to the date such rate is determined plus 200 basis points, such rate to be reset every 90 days.

“Asset” means any and all assets, properties and rights, wherever located, whether real, personal or mixed, tangible or intangible, including the following (in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person): (i) accounts and notes receivable (whether current or non-current); (ii) Cash and Cash Equivalents, debentures, bonds, notes, evidences of indebtedness, certificates of interest or participation in profit-sharing agreements, collateral-trust certificates, preorganization certificates or subscriptions, transferable shares, investment contracts, letters of credit and performance and surety bonds, voting-trust certificates, puts, calls,

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straddles, options and other securities of any kind, and all loans, advances or other extensions of credit or capital contributions to any other Person; (iii) rights under leases (including real property leases), contracts, licenses, permits, distribution arrangements, sales and purchase agreements, joint operating agreements, other agreements and business arrangements; (iv) owned real property; (v) leased real property, fixtures, trade fixtures, machinery, equipment (including oil and gas, transportation and office equipment), tools, dies and furniture; (vi) office supplies, production supplies, spare parts, other miscellaneous supplies and other tangible property of any kind, including all antennas, apparatus, cables, electrical devices, fixtures, equipment, furniture, office equipment, broadcast towers, motor vehicles and other transportation equipment, special and general tools, test devices, transmitters and other tangible personal property; (vii) computers and other data processing equipment and software; (viii) raw materials, work-in-process, finished goods, consigned goods and other inventories; (ix) prepayments or prepaid expenses; (x) claims, causes of action, rights under express or implied warranties, rights of recovery and rights of setoff of any kind; (xi) Information; (xii) advertising materials and other printed or written materials; (xiii) goodwill as a going concern and other intangible properties; and (xiv) licenses and authorizations issued by any Governmental Authority. “Assets” shall not include any Excluded Assets.

“Blended Customer Contracts” means Contracts with customers of Verizon or one of its Subsidiaries, in each case to which Verizon, one of the Contributing Companies or another Subsidiary of Verizon is a party, and in each case which provide for such customers to receive one or more products or services that are offered by the Spinco Business as well as one or more products or services that are offered by the Verizon Business.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable Law to close.

“Cash and Cash Equivalents” means, as of any date of determination, all cash and cash equivalents, including certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof, and marketable direct obligations issued by, or unconditionally guaranteed by, the United States government or an agency thereof, and investments in money market funds and other liquid investments, including all deposited but uncleared bank deposits.

“Claims Made Policies” has the meaning set forth in Section 6.5(a).

“Closing” has the meaning set forth in the Merger Agreement.

“Closing Date” has the meaning set forth in the Merger Agreement.

“Closing Statement” has the meaning set forth in Section 5.1(a).

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Company” has the meaning set forth in the Recitals.

“Company Common Stock” has the meaning set forth in the Merger Agreement.

“Company Third Party Intellectual Property” has the meaning set forth in the Merger Agreement.

“Contract” means any contract, agreement or binding arrangement or understanding, whether written or oral and whether express or implied.

“Contributing Companies” means Verizon North Inc., a Wisconsin corporation, Verizon Northwest Inc., a Washington corporation, Verizon West Coast Inc., a California corporation, Contel of the South, Inc., a Georgia corporation, Verizon California Inc., a California corporation, Verizon South Inc., a Virginia corporation, Verizon West Virginia Inc., a West Virginia corporation, Verizon Virginia Inc., a Virginia corporation, Verizon Enterprise Solutions LLC, a Delaware limited liability company, Verizon Long Distance LLC, a Delaware limited liability company, Verizon Online LLC, a Delaware limited liability company, Verizon Credit Inc., a Delaware corporation, Verizon Corporate Services Corp., a Delaware corporation, Verizon Business Financial Management Corporation, a Delaware corporation, Verizon

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Business Network Services Inc., a Delaware corporation, Verizon Services Corp., a Delaware corporation, Verizon Network Integration Corp., a Delaware corporation, Verizon Select Services Inc. a Delaware corporation and any other Subsidiary of Verizon that either provides 911 or E911 customer premise equipment sales, service or maintenance or other assets or services in support of 911 or E911 in the Territory or employs Spinco Business Employees (as defined in the Merger Agreement), in each case as of the Closing Date.

“Contribution” has the meaning set forth in the Recitals.

“Current Assets” means total current assets of the Spinco Business, determined in accordance with the last sentence of Section 5.1(a), as of the opening of business on the Distribution Date.

“Current Liabilities” means the total current liabilities of the Spinco Business, determined in accordance with the last sentence of Section 5.1(a) as of the opening of business on the Distribution Date.

“Cutover Plan Support Agreement” means the Cutover Plan Support Agreement entered into on the date hereof, between Verizon Information Technologies LLC and the Company as such agreement may be amended from time to time.

“Debt Exchange” has the meaning set forth in Section 2.4(c).

“Disclosure Letter” means the schedule prepared and delivered by Verizon to Spinco as of the date of this Agreement.

“Dispute Resolution Request” has the meaning set forth in Section 5.1(c).

“Distribution” has the meaning set forth in the Recitals.

“Distribution Date” means the date that the Distribution shall become effective.

“Distribution Date Spinco Indebtedness” has the meaning set forth in the Merger Agreement.

“Distribution Date Working Capital” means the amount, if any, by which Current Assets exceeds Current Liabilities (or, if Current Liabilities exceeds Current Assets, the amount of such excess expressed as a negative number) as of the opening of business on the Distribution Date prior to the application of purchase accounting entries to the Surviving Corporation’s opening balance sheet.

“Effective Time” has the meaning set forth in the Merger Agreement.

“Election” has the meaning set forth in Section 2.4(d).

“Employee Matters Agreement” means the Employee Matters Agreement entered into among Verizon, Spinco and the Company on the date hereof, as such agreement may be hereafter amended from time to time.

“Excluded Assets” means (i) all Intellectual Property Assets, which shall be governed exclusively by the Intellectual Property Agreement, (ii) all assets relating to Taxes (except to the extent included in Current Assets), and (iii) all assets consisting of or relating to any benefits or any benefit plans, programs, agreements or arrangements, which shall be governed exclusively by the Employee Matters Agreement and, to the extent applicable, the Merger Agreement.

“Excluded Liabilities” means (i) all liabilities for or in respect of any Intellectual Property Assets, (ii) all liabilities for or in respect of Taxes (except to the extent included in Current Liabilities) and (iii) all liabilities for or in respect of any benefits or any benefit plans, programs, agreements or arrangements, which shall be governed exclusively by the Employee Matters Agreement and, to the extent applicable, the Merger Agreement.

“Final Closing Statement” has the meaning set forth in Section 5.1(c).

“Final Distribution Date Working Capital” has the meaning set forth in Section 5.1(d).

“Financial Instruments” means credit facilities, guarantees, commercial paper, interest rate swap agreements, foreign currency forward exchange contracts, letters of credit, surety bonds and similar instruments.

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“FiOS Intellectual Property Agreement” means the FS Intellectual Property Agreement to be entered into among Verizon Patent and Licensing Inc., Spinco and the Company, substantially in the form of Exhibit B hereto.

“FiOS Software License Agreement” means the FS Software License Agreement to be entered into among Verizon Information Technologies LLC, Spinco and the Company, substantially in the form of Exhibit C hereto.

“FiOS Trademark License Agreement” means the FS Trademark License Agreement to be entered into between Verizon Licensing Company and the Company, substantially in the form of Exhibit D hereto.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” has the meaning set forth in the Merger Agreement.

“Group” means the Verizon Group or the Spinco Group, as the case may be.

“GTE” means GTE Corporation, a New York corporation.

“ILEC” means an incumbent local exchange carrier, as defined in 47 U.S.C. § 251(h).

“ILEC Spinco Assets” means Spinco Assets which are subject to regulations applicable to ILECs promulgated by one or more of the public utility commissions in the states of Arizona, California, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin.

“ILEC Spinco Liabilities” means Spinco Liabilities to the extent arising from or relating to ILEC Spinco Assets.

“ILEC Spinco Subsidiaries” means Verizon North Inc., a Wisconsin corporation, Verizon Northwest Inc., a Washington corporation, Verizon West Coast Inc., a California corporation, Contel of the South, Inc., a Georgia corporation, New Communications of the Southwest Inc., a newly formed Delaware corporation, New Communications of the Carolinas Inc., a newly formed Delaware corporation, and Verizon West Virginia Inc., a West Virginia corporation.

“Indebtedness” means, with respect to Spinco and the Spinco Subsidiaries, all indebtedness for borrowed money, including the aggregate principal amount thereof, and any accrued interest thereon.

“Information” means all lists of customers, records pertaining to customers and accounts, copies of Contracts, personnel records, lists and records pertaining to customers, suppliers and agents, and all accounting and other books, records, ledgers, files and business records, data and other information of every kind (whether in paper, microfilm, computer tape or disc, magnetic tape or any other form).

“Information Statement” means the information statement forming part of Spinco’s Registration Statement on Form 10.

“Intellectual Property Agreement” means the Intellectual Property Agreement to be entered into among Verizon Patent and Licensing Inc., Spinco and the Company in the form of Exhibit E hereto.

“Intellectual Property Assets” means all Statutory Intellectual Property and Non-Statutory Intellectual Property.

“Internal Restructurings” has the meaning set forth in the Merger Agreement.

“Internal Spinoffs” has the meaning set forth in the Merger Agreement.

“Law” has the meaning set forth in the Merger Agreement.

“Leased Real Property” means all leasehold or subleasehold estates and other rights of Verizon or its Affiliates to use or occupy any land, buildings or structures located in the Territory that are used primarily in the conduct of the Spinco Business, including those listed in Section 1.1(b) of the Disclosure Letter.

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“Liability” or “Liabilities” means all debts, liabilities and obligations (including those arising under Contracts) whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and whether or not the same would properly be reflected on a balance sheet. “Liabilities” shall not include any Excluded Liabilities.

“Litigation Matters” means all pending or threatened litigation, investigations, claims or other legal matters that have been or may be asserted against, or otherwise adversely affect, Verizon or Spinco (or members of either Group).

“Merger” has the meaning set forth in the Recitals.

“Merger Agreement” has the meaning set forth in the Recitals.

“Non-ILEC Spinco Assets” means Spinco Assets other than ILEC Spinco Assets.

“Non-ILEC Spinco Liabilities” means Spinco Liabilities other than ILEC Spinco Liabilities.

“Non-ILEC Spinco Subsidiary” means New Communications Online and Long Distance Inc., a newly formed Delaware corporation and a wholly-owned Subsidiary of Spinco.

“Non-Statutory Intellectual Property” means all unpatented inventions (whether or not patentable), trade secrets, know-how and proprietary information, including but not limited to (in whatever form or medium), discoveries, ideas, compositions, formulas, computer programs (including source and object codes), computer software documentation, database, drawings, designs, plans, proposals, specifications, photographs, samples, models, processes, procedures, data, information, manuals, reports, financial, marketing and business data, information, manuals, reports and pricing and cost information, correspondence and notes, and any rights or licenses in the foregoing which may be granted without the payment of compensation or other consideration to any Person; provided, however, that, notwithstanding anything to the contrary, the definition of “Non-Statutory Intellectual Property” shall not include any Statutory Intellectual Property.

“Occurrence Basis Policies” has the meaning set forth in Section 6.5(a).

“Owned Real Property” means all land in the Territory that is owned by Verizon or its Affiliates and used primarily in the conduct of the Spinco Business, together with all buildings, structures, improvements and fixtures located thereon, subject to all easements and other rights and interests appurtenant thereto, including existing third party rights and interests.

“Parties” has the meaning set forth in the Preamble.

“Person” or “person” means a natural person, corporation, company, joint venture, individual business trust, trust association, partnership, limited partnership, limited liability company or other entity, including a Governmental Authority.

“Policies” means all insurance policies, insurance contracts and claim administration contracts of any kind of Verizon and its Subsidiaries (including members of the Spinco Group) and their predecessors which were or are in effect at any time at or prior to the Distribution Date, including commercial general liability, automobile, workers’ compensation, excess and umbrella, aircraft, crime, property and business interruption, directors’ and officers’ liability, fiduciary liability, employment practices liability, errors and omissions, special accident, environmental, inland and marine, and captive insurance company arrangements, together with all rights, benefits and privileges thereunder.

“POP Equipment” has the meaning set forth in the definition of “Spinco Assets” in subsection (i)(H).

“Privileged Information” means with respect to either Group, Information regarding a member of such Group or any of its operations, Assets or Liabilities (whether in documents or stored in any other form or known to its employees or agents) that is or may be protected from disclosure pursuant to the attorney-client privilege, the work product doctrine or another applicable privilege, that a member of the other Group may come into possession of or obtain access to pursuant to this Agreement or otherwise.

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“Real Property Interests” means all easements, rights of way, and licenses (whether as licensee or licensor) in real property that are used primarily in the conduct of the Spinco Business, and excluding all Owned Real Property and property and interests subject to Real Property Leases.

“Real Property Leases” means all leases, subleases, concessions and other agreements (written or oral) pursuant to which any Leased Real Property is held, including the right to all security deposits and other amounts and instruments deposited thereunder.

“Reclassification” has the meaning set forth in Section 4.2.

“Record Date” means the close of business on the date to be determined by the Board of Directors of Verizon as the record date for determining stockholders of Verizon entitled to participate in the Distribution, which date shall be a Business Day preceding the Distribution Date.

“Record Date Options” has the meaning set forth in the Employee Matters Agreement.

“Representative” means with respect to any Person, any of such Person’s directors, managers or persons acting in a similar capacity, officers, employees, agents, consultants, financial and other advisors, accountants, attorneys and other representatives.

“Retained Contract” means (i) any Contract entered into by Verizon or any Subsidiary of Verizon (other than Spinco or a Spinco Subsidiary), on the one hand, with a non-Affiliate of Verizon, on the other hand, which is used or held for use in the conduct of the Spinco Business as well as the Verizon Business, other than any Blended Customer Contract; and (ii) any Contract entered into solely between or among Verizon and/or Affiliates of Verizon, other than Transferred Affiliate Arrangements, including, in each case, those Contracts listed in Section 1.1(c) of the Disclosure Letter.

“Software License Agreement” means the Verizon Software License Agreement to be entered into among Verizon Information Technologies LLC, Spinco and the Company, in the form of Exhibit F hereto.

“Special Payment” means a payment made by Spinco to Verizon in an amount which shall not exceed the lesser of (i) (x) $3.333 billion minus (y) the amount of Distribution Date Spinco Indebtedness, and (ii) Verizon’s estimate of its tax basis in Spinco, such amount to be set forth in a certificate delivered pursuant to Section 7.18(g) of the Merger Agreement (as updated in accordance with such section). For purposes of this Agreement, reference to the tax basis in Spinco means the tax basis in Spinco immediately prior to the Distribution, but without giving effect to the Special Payment.

“Special Payment Financing” has the meaning set forth in the Merger Agreement.

“Spinco” has the meaning set forth in the Preamble; provided that, with respect to any period following the Effective Time, all references to Spinco herein shall be deemed to be references to the Surviving Corporation.

“Spinco Assets” means, subject to Section 2.1(c), collectively:

(i) all of the right, title and interest of Verizon and its Affiliates in all Assets that are primarily used or held for use in, or that primarily arise from, the conduct of the Spinco Business, including:

(A) those set forth on the Spinco Audited Balance Sheet to the extent held on the Distribution Date;

(B) the Current Assets;

(C) all Owned Real Property and all Leased Real Property, together with all buildings, towers, facilities and other structures and improvements located thereon;

(D) all Real Property Interests;

(E) all Telephone Plant;

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(F) all Contracts;

(G) (i) all existing fiber-to-the- premises (“FiOS”) network elements from and including the video hub offices (“VHO”) to the end-user customers consisting primarily of elements of the VHO, trunks and other connecting facilities from the VHO to the serving offices, all connections from serving offices to end-user customers in the states of Indiana, Oregon and Washington and customer premises equipment at FiOS subscriber locations in the states of Indiana, Oregon and Washington consisting primarily of set top boxes, broadband home routers, CableCards, remote controls and connector cables; and (ii) transmission facilities (trunks and related equipment further described in new Section 1.1(j) of the Disclosure Letter to the Distribution Agreement as revised and amended on even date herewith) owned by ILEC Affiliates of Verizon between the (a) VHOs and (b) related equipment owned by ILEC Affiliates of Verizon which related equipment, unless otherwise stated in Section 1.1(j) of the Disclosure Letter to the Distribution Agreement as revised and amended on even date herewith, is located in Verizon Affiliate leased or owned points of presence (“POPs”), as such related equipment, VHOs, and POPs are further described in Section 1.1(j) of the Disclosure Letter to the Distribution Agreement as revised and amended on even date herewith (“VHO/POP Transmission Equipment”);

(H) the POP equipment owned by Verizon Online LLC and located in Charleston and Clarksburg West Virginia used to deliver certain broadband Internet access services, which equipment is of the type identified on Section 1.1(k) of the Disclosure Letter to the Distribution Agreement as revised and amended on even date herewith (“POP Equipment”);

(I) any Telephone Plant and other tangible assets together with Contracts, ILEC customer relationships, LD customer relationships and Verizon Online LLC broadband Internet access services customer relationships, if any, for any customer in the local franchise areas served by the facilities described below:

the remote switch and pair gains in Crows-Hematite, Virginia as described below where access lines shall be served by Spinco or its Affiliate from the host CLLI WSSPWVDRRS1 in White Sulphur Spings, West Virginia after the Distribution Date.

Base CLLI	Remote CLLI	Switch Type	Switch Name	AAIS Wire Center Name	NPA	NXXs	Rate Center
WSSPWVDRRS1	ALGHVAU0016	RS1	WHITE SULPHUR SPRINGS	WHITE SULPHUR SPRINGS	540	559	Crows Hematite
WSSPWVDRRS1	ALGHVAU0001	RS1	WHITE SULPHUR SPRINGS	WHITE SULPHUR SPRINGS	540	559	Crows Hematite
WSSPWVDRRS1	ALGHVAU0002	RS1	WHITE SULPHUR SPRINGS	WHITE SULPHUR SPRINGS	540	559	Crows Hematite
WSSPWVDRRS1	CTVNVAAQ	RS1	WHITE SULPHUR SPRINGS	WHITE SULPHUR SPRINGS	540	559	Crows Hematite

(ii) all other Assets of Spinco and the Spinco Subsidiaries to the extent specifically assigned to any member of the Spinco Group pursuant to this Agreement or any other Transaction Agreement;

(iii) the capital stock of each Spinco Subsidiary (it being agreed that the physical certificates representing such capital stock shall be delivered to Spinco by Verizon no later than the Distribution Date);

(iv) all rights of the Contributing Companies in respect of the Transferred Affiliate Arrangements;

(v) those rights in the Blended Customer Contracts as are allocated to Spinco as contemplated by Section 7.8(e) of the Merger Agreement and the obligations of Verizon described in Section 7.8(f) of the Merger Agreement;

(vi) all claims, causes of action and rights (or any share thereof) to the extent related to or arising from any other Spinco Asset or Spinco Liability; and

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(vii) any additional Assets set forth on Section 1.1(d) of the Disclosure Letter;

provided that, notwithstanding the foregoing, in no event will the Spinco Assets include:

I. any Excluded Assets and Verizon Third Party Intellectual Property or Company Third Party Intellectual Property;

II. any Verizon Assets;

III. any Retained Contracts;

IV. any Cash and Cash Equivalents or short-term investments;

V. any Assets of Verizon Business Global LLC, f/k/a MCI, LLC, which is the successor to the business of MCI, Inc., and direct and indirect Subsidiaries of Verizon Business Global LLC;

VI. intentionally left blank;

VII. any Assets of Verizon Federal Inc.;

VIII. any Assets of Federal Network Systems LLC;

IX. any Assets of Verizon Global Networks Inc.;

X. the remote switch in Knotts Island, North Carolina as described below where the access lines shall continue to be served by Verizon South Inc. from the host CLLI PRANVAXBDS0 in Shipps Corner, Virginia after the Distribution Date; and

Base CLLI	Remote CLLI	Switch Type	Switch Name	AAIS Wire Center Name	NPA	NXXs	Rate Center
PRANVAXBDS0	KNISNCXARS1	RSO	SHIPPS CORNER	SHIPPS CORNER	252	429	Knotts Island

XI. any Assets of Cellco Partnership (d/b/a Verizon Wireless).

“Spinco Audited Balance Sheet” means the audited Combined Statements of Selected Assets, Selected Liabilities and Parent Funding as of December 31, 2008 for the local exchange businesses and related landline activities of Verizon in the Territory (including Internet access and certain long distance services provided to customers in those states).

“Spinco Business” means:

(i) all of the incumbent local exchange carrier business activities and operations of Verizon and its Affiliates in the Territory (consisting of local exchange service, “intraLATA” toll service, network access service, enhanced voice and data services, digital subscriber line (“DSL”) services, FiOS voice and video services, wholesale services, operator services, directory assistance services, customer service to end users, and, in connection with any of the foregoing, repairs, billing and collections);

(ii) all of the following activities of Verizon and its Affiliates in the Territory:

(A) originating central office voice switched Long Distance (“LD”) services in the Territory switched by wire centers that are otherwise Spinco Assets; and

(B) the provision by Verizon Online LLC of dial-up and broadband Internet access services and related value-added services taken by broadband customers located in the Territory;

(C) the resale of satellite to terrestrial video services, but only to the extent of the assets described in clause (i)(G) of the definition of Spinco Assets;

(D) the provision by Verizon Select Services Inc., Verizon Network Integration Corp. and other Contributing Companies of sales, installation and maintenance of 911 and E911 customer premises equipment.

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(E) the provision by Verizon Services Corp. of bulk multi-channel video services, bulk broadband Internet access services and other voice, data and FTTP services at multi-family properties and the provision of joint marketing services with property owners of multi-family properties in the Territory on behalf of certain identified affiliated operating companies; and

(F) the provision by Verizon Long Distance LLC or Verizon Enterprise Solutions LLC of terminating central office Toll-Free switched long distance services for small business customers, where the Toll-Free telephone number is associated with a Billing Telephone Number (BTN) that is served by a wirecenter that is otherwise a Spinco Asset.

provided that, for the avoidance of doubt, “Spinco Business” shall not include any other business activities or operations of Verizon or its Affiliates whether or not conducted in the Territory, including:

(A) the offering of wireless voice, data and other services by Cellco Partnership (d/b/a Verizon Wireless) and its Affiliates;

(B) publishing and printing telephone directories and publishing electronic directories;

(C) monitoring, installation, maintenance and repair of customer premises equipment (other than equipment related to 911 and E911 related services described above in this definition) and software, structured cabling, call center solutions and professional and other services as provided by Verizon Network Integration Corp or Verizon Select Services Inc.;

(D) multi-dwelling unit voice, data and video services as provided generally by Verizon Avenue Corp., other than services provided pursuant to contracts entered into by Verizon Avenue Corp. as agent for, or on behalf of, a Contributing Company;

(E) wireless telecommunications services, customer premises equipment, inside wiring and cabling, and consulting services to or for federal government agencies offered by Federal Network Systems LLC, and customer premises inside wiring and cabling, and consulting services to or for federal government agencies offered by Verizon Federal Inc.;

(F) interstate, intrastate and local exchange services offered by Verizon or its Affiliates (other than the Contributing Companies) consisting primarily of those services conducted by them as successors to the business of MCI, Inc.;

(G) monitoring, provision, maintenance and repair of intrastate, interstate and international telecommunications and information services, managed services, internet protocol services, data center services, professional services, hosting services, web infrastructure and application management and other products, services and software as provided generally by Verizon Business Global LLC, f/k/a MCI, LLC, which is the successor to the business of MCI, Inc., or direct and indirect Subsidiaries of Verizon Business Global LLC;

(H) consumer and small business customer premises equipment sales and services, other than the customer premises equipment described above in subsection (i)(G) of Section 1.1 definition of “Spinco Assets”, and other than customer premises equipment sales, service and maintenance related to the 911 and E911 portions of the Spinco Business;

(I) long haul switching, routing and transmission and other carrier services as provided generally by Verizon Global Networks Inc.;

(J) prepaid card products, payphone dial around services (VSSI-CARD) and dedicated Internet access services as provided generally by Verizon Select Services Inc.;

(K) Verizon “Voice Over Internet Protocol” service, “iobi” service and smart touch service as provided generally by Verizon Long Distance LLC and Verizon Enterprise Solutions LLC;

(L) security services as provided generally by Cybertrust, Inc. and its Affiliates;

(M) any former MCI business;

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(N) operator services and directory assistance services to wireless carriers, including Cellco Partnership (d/b/a Verizon Wireless) and any third-party wireless carrier;

(O) Verizon Smart Phone service or One Phone service as provided generally by Verizon Online LLC;

(P) any “interLATA” non-ILEC switched or data services provided by Verizon Long Distance LLC and Verizon Enterprise Solutions LLC, which includes private line, asynchronous transfer mode (“ATM”), frame relay, Ethernet and dedicated access voice services (not including Toll Free Services if Verizon exercises its right described in Subsection (iii) below) or any services that Verizon Long Distance LLC and Verizon Enterprise Solutions LLC provide through separate third party Agreements; or

(Q) similar activities conducted by successors to any of the foregoing named entities.

(R) Toll free long distance services, utilizing a 4-digit PIN number in conjunction with a shared Verizon Long Distance 800/888/877 number (commonly referred to as PTFS services); and

(S) Toll free long distance customers where the associated Billing Telephone Number (BTN) is resident in the remaining Verizon territory without regard to where the actual terminating Toll-Free Switch resides, it being understood, however, that the local service revenue derived from these customers is part of the Spinco Business.

(iii) Verizon shall have the right (but not the obligation), exercisable by written notice to the Company no less than 90 days prior to the Distribution Date, to add the following activity as part of the definition of the included “Spinco Business”:

The provision by Verizon Long Distance LLC or Verizon Enterprise Solutions LLC of terminating central office switched long distance services for small business customers, switched by wire centers which are otherwise Spinco Assets (“Toll Free Services”) which service must be provided in conjunction with a toll free telephone number.

If Verizon exercises the above described right, the above provision will be deemed added to the definition of the include Spinco Business and, simultaneously the definition of “Spinco Business” will be further revised to add a new Subsection (P-1), which shall read in its entirety as follows:

(P-1) Toll free long distance services, utilizing a 4-digit PIN number in conjunction with a shared Verizon Long Distance 800/888/877 number (commonly referred to as PTFS services).

“Spinco Common Stock” has the meaning set forth in the Recitals.

“Spinco Debt Expenses” means the aggregate amount of all fees and expenses payable to legal advisors and accountants of Spinco or Verizon incurred in connection with the Special Payment Financing, it being agreed that any other costs, fees or expenses associated with the Special Payment Financing shall be deemed part of the Special Payment Financing and shall not constitute Spinco Debt Expenses (nor, for the avoidance of doubt, Distribution Date Indebtedness) and shall be borne by Spinco without reimbursement by Verizon.

“Spinco Employees” has the meaning set forth in the Employee Matters Agreement.

“Spinco Group” means Spinco and the Spinco Subsidiaries.

“Spinco Guarantees” has the meaning set forth in Section 6.4(b).

“Spinco Liabilities” means, subject to Section 2.1(c), collectively:

(i) all Liabilities of Verizon or any of its Subsidiaries (including Spinco and the Spinco Subsidiaries) to the extent relating to or arising from the Spinco Business, including the Liabilities set forth on the Spinco Audited Balance Sheet and the Liabilities of Spinco under the Transaction Agreements;

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(ii) all Liabilities to the extent relating to or arising from any Spinco Assets;

(iii) all Liabilities of the Spinco Business in respect of the Transferred Affiliate Arrangements;

(iv) all Current Liabilities;

(v) those Liabilities under the Blended Customer Contracts that are assigned to and assumed by the Company pursuant to Section 7.8(e) or described in Section 7.8(f) of the Merger Agreement;

(vi) all Liabilities relating to or arising from any Verizon Guarantee;

(vii) all Distribution Date Spinco Indebtedness; and

(viii) all Liabilities set forth in Section 1.1(e) of the Disclosure Letter.

Notwithstanding the foregoing, the Spinco Liabilities shall not include any Liabilities specifically agreed not to be assumed by Spinco under any other Transaction Agreement. For the avoidance of doubt, Spinco Liabilities shall not include any Verizon Liabilities or Excluded Liabilities.

“Spinco Securities” means any notes issued by Spinco to Verizon, as contemplated in Section 2.4 hereof and having the principal terms set forth on Exhibit G hereto and other terms determined in accordance with Section 7.18 of the Merger Agreement.

“Spinco Subsidiaries” means, collectively, the Non-ILEC Spinco Subsidiary and the ILEC Spinco Subsidiaries.

“Statutory Intellectual Property” means all (i) United States patents and patent applications of any kind, (ii) United States works of authorship, mask-works, copyrights, and copyright and mask work registrations and applications for registration, (iii) Trademarks, and (iv) any rights or licenses in the foregoing.

“Subsidiary” has the meaning set forth in the Merger Agreement.

“Surviving Corporation” has the meaning set forth in the Merger Agreement.

“Target Working Capital” means $0.

“Taxes” has the meaning set forth in the Merger Agreement.

“Tax Sharing Agreement” means the Tax Sharing Agreement entered into on the date hereof, among Verizon, the Company, Spinco and the ILEC Spinco Subsidiaries, as such agreement may be amended from time to time.

“Telephone Plant” means all plant, systems, structures, regulated construction work in progress, telephone cable (whether in service or under construction), microwave facilities (including frequency spectrum assignment), telephone line facilities, machinery, furniture, fixtures, tools, implements, conduits, stations, substations, equipment (excluding customer premises equipment, but including all local exchange equipment that serves (i) cell towers, (ii) data equipment (excluding customer premises equipment, but including all equipment necessary to provide data services (including dial-up, digital subscriber line and dedicated Internet access services and related value-added services)), including the broadband router aggregation system, (iii) ATM switch routers and (iv) network facilities located in the Territory), central office equipment and other equipment in general other than customer premises equipment, instruments and house wiring connections located in the Territory used in the Spinco Business (to the extent not transferred to customers as inside wiring), other than the portion thereof relating to the FiOS network.

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“Territory” means the local franchise area of the Contributing Companies in the states of Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, the franchise areas of Verizon West Coast Inc. and the franchise areas in California served by the following wire centers and the related microwave facilities described below:

Base CLLI	Remote CLLI	Switch Type	Switch Name	AAIS Wire Center Name	NPA	NXXs	Rate Center
BLYTCAXF92K	_____________	DMS100	BLYTHE	BLYTHE	760	921, 922	Blythe
BLYTCAXF92K	BLYTCABJRL0	ANODE	INTAKE & RIVERIA	BLYTHE	760	921, 922	Blythe
BLYTCAXF92K	BLYTCAXHRL1	OPM	RIPLEY #4	BLYTHE	760	921, 922	Blythe
BLYTCAXF92K	BLYTCABARL0	ANODE	FLORENCE & HOBSON	BLYTHE	760	921, 922	Blythe
BLYTCAXF92K	BLYTCACRRL0	AFC-RSC	COLORADO RIVER UMC	BLYTHE	760	921, 922	Blythe
BLYTCAXF92K	BLYTCAXGRS1	RSC	NORTH RIPLEY	BLYTHE	760	921, 922	Blythe
BLYTCAXF92K	PLVRCAXFRS1	RSC	PALO VERDE	PALSVDE	760	854	Palo Verde
GRDVNVXADS0	WDFRCAXFRS1	RSC	WOODSFORD-ALPINE	ALPINE	530	694	Alpine
GRDVNVXADS0	PYVLCAAARL0	ANODE-UE	ST HWY 88 ANODE-UE	ALPINE	530	694	Alpine
GRDVNVXADS0	WDFRCAAARL0	ANODE	MARKLEEVILLE	ALPINE	530	594	Alpine
GRDVNVXADS0	CEVLCAXFRS6	RSC	COLEVILLE	COLEVLLE	530	495	Coleville
PRKRAZXCDS0	BGRVCAXFRLO	AFC-LET	BIG RIVER LET	EARP	760	665	Earp
PRKRAZXCDS0	HVSUCAXFRS1	RSLE	HAVASU LANDING	HAVASU	760	858	Havasu Lake
BKMTCAXFQ01		MICROWAVE	BLACK METAL MOUNTAIN	PRDMAZXC
BMMTCARSQ02		MICROWAVE	BIG MARIA MOUNTAIN	BLYTCAXF

And also including the franchise areas in Virginia served by the following pair gains or remote CLLIs in Crows-Hematite, Virginia as described below where access lines shall be served by Spinco or its Affiliate from the host CLLI WSSPWVDRRS1 in White Sulphur Spings, West Virginia after the Distribution Date

Base CLLI	Remote CLLI	Switch Type	Switch Name	AAIS Wire Center Name	NPA	NXXs	Rate Center
WSSPWVDRRS1	ALGHVAU0016	RS1	WHITE SULPHUR SPRINGS	WHITE SULPHUR SPRINGS	540	559	Crows Hematite
WSSPWVDRRS1	ALGHVAU0001	RS1	WHITE SULPHUR SPRINGS	WHITE SULPHUR SPRINGS	540	559	Crows Hematite
WSSPWVDRRS1	ALGHVAU0002	RS1	WHITE SULPHUR SPRINGS	WHITE SULPHUR SPRINGS	540	559	Crows Hematite
WSSPWVDRRS1	CTVNVAAQ	RS1	WHITE SULPHUR SPRINGS	WHITE SULPHUR SPRINGS	540	559	Crows Hematite

but excluding the local franchise area served by the remote switch in Knotts Island, North Carolina as described below where the access lines shall continue to be served by Verizon South Inc. from the host CLLI PRANVAXBDS0 in Shipps Corner, Virginia after the Distribution Date.

Base CLLI	Remote CLLI	Switch Type	Switch Name	AAIS Wire Center Name	NPA	NXXs	Rate Center
PRANVAXBDS0	KNISNCXARS1	RSO	SHIPPS CORNER	SHIPPS CORNER	252	429	Knotts Island

“Toll Free Services” has the meaning set forth in the definition of “Spinco Business” in subsection (iii).

“Total Verizon Shares” means (i) the total number of shares of Verizon Common Stock as of the Record Date plus (ii) the total number of shares of Verizon Common Stock issued to all persons who acquired such Verizon Common Stock pursuant to the exercise of Record Date Options on or prior to the Distribution Date.

“Trademarks” means trademarks, tradenames, applications for trademark registration, service marks, applications for service mark registration, domain names, registrations and applications for registrations pertaining thereto, and all goodwill associated therewith.

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“Transaction Agreements” has the meaning set forth in the Merger Agreement.

“Transferred Affiliate Arrangements” means (i) all Transaction Agreements and all arrangements expressly contemplated by a Transaction Agreement, (ii) all Affiliate interconnection Contracts and (iii) all Contracts listed on Section 1.1(f) of the Disclosure Letter.

“Verizon” has the meaning set forth in the Preamble.

“Verizon Assets” means, subject to Section 2.1(c), collectively,

(i) all of the right, title and interest of Verizon and its Subsidiaries in all Assets held by them other than those identified in clauses (i) through (vii) of the definition of Spinco Assets, it being acknowledged that Verizon Assets include:

(A) all Retained Contracts (it being agreed that Spinco and the Spinco Subsidiaries shall be permitted to (x) retain any product or license under a Retained Contract delivered and paid for prior to the Closing in the conduct of the Spinco Business and (y) receive any product or license under a Retained Contract that was ordered and paid for prior to the Closing in the conduct of the Spinco Business but which shall be delivered after the Closing);

(B) all Contracts between Verizon and the Verizon Subsidiaries on one hand and Spinco and the Spinco Subsidiaries on the other hand (other than to the extent they constitute Transferred Affiliate Arrangements);

(C) any Asset of the dial-up, broadband Internet access or LD portions of the Spinco Business, other than (1) any customer relationships (including related value-added services customer relationships), (2) customer premises equipment at FiOS subscriber locations in the states of Indiana, Oregon and Washington consisting primarily of set top boxes, broadband home routers, CableCards, remote controls and connector cables, (3) the POP Equipment, and (4) VHO/POP Transmission Equipment.

(D) all FiOS network assets not specifically described as a Spinco Asset, including the Satellite Head End located in Illinois; and

(E) tangible Assets used exclusively by personnel who are retained by Verizon but who work in one of the work centers or other locations located in the Territory which serve both the Spinco Business and the Verizon Business, which locations are set forth in Section 1.1(g) of the Disclosure Letter;

(ii) all other Assets of Verizon and Verizon Subsidiaries to the extent specifically assigned to or retained by any member of the Verizon Group pursuant to this Agreement or any other Transaction Agreement;

(iii) the capital stock of each Verizon Subsidiary;

(iv) all rights of Verizon under the Transaction Agreements;

(v) all defenses and counterclaims relating to any Liability retained by Verizon or its Affiliates;

(vi) all claims, causes of action and rights (or any share thereof) to the extent related to or arising from any other Verizon Asset or Verizon Liability; and

(vii) any additional Assets set forth on Section 1.1(h) of the Disclosure Letter;

provided that, notwithstanding the foregoing, in no event will the Verizon Assets include any Spinco Assets.

“Verizon Business” means all of the businesses and operations conducted by Verizon and the Verizon Subsidiaries (other than the Spinco Business) at any time, whether prior to, on or after the Distribution Date.

“Verizon Common Stock” has the meaning set forth in the Recitals.

“Verizon Group” means Verizon and the Verizon Subsidiaries.

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“Verizon Guarantees” has the meaning set forth in Section 6.4(a).

“Verizon Liabilities” means, subject to Section 2.1(c) collectively, (i) all Liabilities of Verizon or any of its Subsidiaries (including Spinco and the Spinco Subsidiaries) relating to or arising from the Verizon Business, including the Liabilities of Verizon under the Transaction Agreements, in each case other than the Spinco Liabilities, (ii) all Liabilities in respect of the Transferred Affiliate Arrangements other than the Spinco Liabilities related thereto, (iii) all Liabilities under the Blended Customer Contracts except to the extent assumed by the Company pursuant to Section 7.8(e) of the Merger Agreement, (iv) all Liabilities in respect of Retained Contracts, (v) all Liabilities relating to or arising from any Spinco Guarantee, (vi) all expenses allocated to Verizon pursuant to Section 11.1 of the Merger Agreement and (vii) all Liabilities listed in Section 1.1(i) of the Disclosure Letter. For the avoidance of doubt, the Verizon Liabilities shall not include any Spinco Liabilities.

“Verizon Subsidiaries” means all direct and indirect Subsidiaries of Verizon immediately after the Distribution Date, assuming that the Distribution has occurred in accordance with the terms hereof.

“Verizon Third Party Intellectual Property” has the meaning set forth in the Merger Agreement.

“VHO/POP Transmission Equipment” has the meaning set forth in the definition of “Spinco Assets” in subsection (i)(G).

Section 1.2 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents to this Agreement, and the Article and Section headings contained in this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Unless otherwise specified, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, and including all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

Section 1.3 References to Time. All references in this Agreement to times of the day shall be to New York City time.

ARTICLE II

The Contribution

Section 2.1 Transfers of Spinco Assets and Spinco Liabilities.

(a) Subject to Section 2.1(b) and, in the case of Information, Article VII, on or prior to the Distribution Date, Verizon shall take or cause to be taken all actions necessary to cause the transfer, assignment, delivery and conveyance of (i) the Non-ILEC Spinco Assets and the Non-ILEC Spinco Liabilities to the Non-ILEC Spinco Subsidiary, (ii) the ILEC Spinco Assets and the ILEC Spinco Liabilities to the ILEC Spinco Subsidiaries and (iii) the ILEC Spinco Subsidiaries to Spinco (including by contributing stock of an entity holding one or more ILEC Spinco Subsidiaries); provided that the Spinco Assets described in subparagraph (I) of subsection (i) of the definition of Spinco Assets shall be transferred pursuant to a separate agreement between Frontier and Verizon to

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the extent necessary or desirable for regulatory reasons. Spinco shall assume or cause the applicable Spinco Subsidiaries to assume, and thereafter timely pay, perform and discharge, when and as due, or cause the applicable Spinco Subsidiaries to thereafter timely pay, perform and discharge, when and as due, all of the Spinco Liabilities.

(b) Nothing in this Agreement (including, for the avoidance of doubt, Section 6.6) shall be deemed to require the transfer of any Assets or the assumption of any Liabilities which by their terms or operation of law cannot be transferred or assumed until such time as all legal impediments to such transfer or assumption have been removed. The rights and obligations of the Parties in respect of removing such impediments (including pursuing and obtaining all applicable consents, waivers and approvals in connection with the Contribution) and in respect of such Assets and Liabilities to the extent not transferred on the Distribution Date are set forth in the Merger Agreement and no additional rights or obligations shall be deemed to arise under this Agreement in connection therewith.

(c) The rights and obligations of the Parties with respect to Intellectual Property Assets shall be governed exclusively by the Intellectual Property Agreement. Accordingly, Intellectual Property Assets and liabilities relating to Intellectual Property Assets shall not be treated as Assets or Liabilities for purposes of, or otherwise be governed by, this Agreement. In the event of any inconsistency between this Agreement and the Intellectual Property Agreement, the terms of the Intellectual Property Agreement shall control. The rights and obligations of the Parties with respect to Taxes shall be governed exclusively by the Tax Sharing Agreement and, to the extent applicable, the Merger Agreement. Accordingly, assets and liabilities relating to Taxes shall not be treated as Assets or Liabilities for purposes of, or otherwise be governed by, this Agreement (except to the extent included in Current Assets or Current Liabilities as provided herein). In the event of any inconsistency between this Agreement and the Tax Sharing Agreement or the Merger Agreement, the terms of the Tax Sharing Agreement or the Merger Agreement, as the case may be, shall control. Except in the case of Section 2.3 of this Agreement, the rights and obligations of the Parties with respect to any current or former directors, officers or employees, any compensation or benefits and any benefit plans, programs, agreements or arrangements shall be governed exclusively by the Employee Matters Agreement and, to the extent applicable, the Merger Agreement. Accordingly, assets and liabilities relating to current or former directors, officers or employees, and compensation or benefits and any benefit plans, programs, agreements and arrangements shall not be treated as Assets or Liabilities for purposes of, or otherwise be governed by, this Agreement. The rights and obligations of the Parties with respect to collective bargaining agreements and practices, including collective bargaining agreements of the Spinco Business, memoranda of agreement and memoranda of understanding, and the rights and obligations arising under those contracts and practices on benefit plans, programs, agreements and arrangements shall not be treated as Assets or Liabilities for purposes of, or otherwise be governed by, this Agreement, and shall be governed exclusively by the Employee Matters Agreement and, to the extent applicable, the Merger Agreement. In the event of any inconsistency between this Agreement and the Employee Matters Agreement or the Merger Agreement, the Employee Matters Agreement or the Merger Agreement, as the case may be, shall control.

Section 2.2 Conveyancing and Assumption Agreements. In connection with the transfer of the Spinco Assets and the assumption of the Spinco Liabilities contemplated by this Article II, Verizon and Spinco shall execute, or cause to be executed by the appropriate entities, conveyancing and assumption instruments, including quit claim deeds, as Verizon may deem necessary or desirable (provided that such instruments shall not impose obligations on either Party or grant rights, through representations or otherwise, beyond those set forth in this Agreement).

Section 2.3 Certain Resignations. At or prior to the Distribution Date, Verizon shall cause each employee and director of Verizon and its Subsidiaries who will not be employed by Spinco or a Spinco Subsidiary after the Distribution Date to resign, effective not later than the Distribution Date, from all boards of directors or similar governing bodies of Spinco or any Spinco Subsidiary on which they serve, and from all positions as officers of Spinco or any Spinco Subsidiary in which they serve. At or prior to the Distribution Date, Spinco will cause each employee and director of Spinco and its Subsidiaries who will not be employed by Verizon or any Verizon

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Subsidiary after the Distribution Date to resign, effective not later than the Distribution Date, from all boards of directors or similar governing bodies of Verizon or any Verizon Subsidiary on which they serve, and from all positions as officers of Verizon or any Verizon Subsidiary in which they serve.

Section 2.4 Special Payment Financing; Debt Exchange.

(a) At or prior to the Distribution Date, Spinco will, in exchange for Verizon causing the transfer to Spinco of the ILEC Spinco Subsidiaries and the Non-ILEC Spinco Assets, (i) enter into the agreements associated with the Special Payment Financing (in accordance with Section 7.18 of the Merger Agreement) and use the proceeds thereof to pay the Special Payment and (ii) if the total amount of the Special Payment is less than (w) $3.333 billion minus (x) the amount of Distribution Date Spinco Indebtedness, distribute Spinco Securities to Verizon having a principal amount equal to (y) $3.333 billion minus (z) the sum of (A) the total amount of the Special Payment and (B) the amount of Distribution Date Spinco Indebtedness. Verizon shall not be obligated to consummate the Distribution unless Verizon shall receive in connection therewith the Special Payment and a principal amount of Spinco Securities that together total $3.333 billion minus the amount of Distribution Date Spinco Indebtedness.

(b) The rights and obligations of the Parties in respect of pursuing and obtaining the Special Payment Financing are set forth in the Merger Agreement, and no additional rights or obligations shall be deemed to arise under this Agreement in connection therewith.

(c) The Parties acknowledge that Verizon reserves the right (in accordance with Section 7.18 of the Merger Agreement) to enter into arrangements prior to or following the Distribution Date providing for the exchange of Spinco Securities held by Verizon for debt obligations of Verizon or its Affiliates, or for the transfer of Spinco Securities to other Verizon creditors or stockholders (the “Debt Exchange”), provided that, the parties further acknowledge that (i) if Verizon desires to consummate the Debt Exchange concurrently with the Distribution, Verizon shall not be obligated to consummate the Distribution unless the Debt Exchange shall be consummated concurrently with the Distribution with respect to a principal amount of Spinco Securities equal to (x) $3.333 billion minus (y) the sum of (A) the total amount of the Special Payment and (B) the amount of Distribution Date Spinco Indebtedness and (ii) if Verizon elects not to pursue the Debt Exchange at the time of the Distribution or thereafter, Verizon may dispose of Spinco Securities in another manner, but will in any event dispose of all of its interest in any Spinco Securities within 360 days following the Distribution Date.

(d) At Verizon’s election (the “Election”), to be exercised by Verizon no later than 15 days prior to the Distribution Date (provided that Verizon shall have provided the Company no less than 15 days’ prior written notice of its intention to make the Election), notwithstanding any other provision of the Transaction Agreements, the following alternative transaction structure may be adopted in lieu of the transaction steps currently described in the Transaction Documents to the extent that such alternative transaction structure does not result in Spinco or the Surviving Corporation incurring incremental costs or liabilities that are not reimbursed by Verizon:

(i) the entity referred to as Spinco shall be formed by GTE, instead of by Verizon;

(ii) the Special Payment shall be an amount paid by Spinco to GTE, instead of being paid by Spinco to Verizon;

(iii) Spinco Securities shall be notes issued by Spinco to GTE, instead of being issued by Spinco to Verizon;

(iv) the Debt Exchange may be undertaken by GTE with its creditors or stockholders, instead of being undertaken by Verizon with Verizon’s creditors or stockholders;

(v) Verizon and GTE shall transfer or cause to be transferred to Spinco (or to Subsidiaries thereof) all of the Spinco Assets and Liabilities in such a manner that, immediately prior to the Merger, no assets or liabilities (other than stock or other equity interests in Subsidiaries) shall be held directly by Spinco; and

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(vi) Spinco shall be distributed in the Internal Spinoffs and in the Distribution and shall participate in the Merger.

(e) If Verizon makes the Election, all applicable provisions of this Agreement and the other Transaction Agreements shall be amended by the parties thereto as appropriate to reflect the Election. For example, the definition of the Special Payment shall be revised to refer to GTE’s estimate of its tax basis in Spinco, instead of Verizon’s estimate of its tax basis in Spinco.

(f) Verizon shall pay all Spinco Debt Expenses (i) on the Closing Date or (ii) on such subsequent date when the fees and expenses are payable to legal advisors or accountants in connection with, the Special Payment Financing.

ARTICLE III

Conditions

Section 3.1 Conditions to the Distribution. The obligations of Verizon pursuant to this Agreement to effect the Distribution shall be subject to the fulfillment (or waiver by Verizon) on or prior to the Distribution Date (provided that certain of such conditions will occur substantially contemporaneously with the Distribution) of each of the conditions set forth in Section 2.4 hereof and in Section 8.1 and Section 8.2 of the Merger Agreement (except the consummation of the Contribution and the Distribution).

Section 3.2 Waiver of Conditions. To the extent permitted by applicable Law, the condition set forth in Section 3.1 hereof may be waived in the sole discretion of Verizon. The condition set forth in Section 3.1 is for the sole benefit of Verizon and shall not give rise to or create any duty on the part of Verizon to waive or not waive such condition.

ARTICLE IV

The Distribution

Section 4.1 Record Date and Distribution Date. Subject to the satisfaction, or to the extent permitted by applicable Law, waiver, of the conditions set forth in Section 3.1, the Board of Directors of Verizon, consistent with the Merger Agreement and Delaware law, shall establish the Record Date and the Distribution Date and any necessary or appropriate procedures in connection with the Distribution.

Section 4.2 Spinco Reclassification. Immediately prior to the Distribution Date, Verizon and Spinco shall take all actions necessary to issue to Verizon such number of shares of Spinco Common Stock, including, if applicable, by reclassifying the outstanding shares of Spinco Common Stock or by declaring a dividend payable to Verizon in shares of Spinco Common Stock (the “Reclassification”), for the purpose of increasing the outstanding shares of Spinco Common Stock such that, immediately prior to the Distribution Date, Spinco will have an aggregate number of shares of Spinco Common Stock to be determined by Verizon and Spinco prior to the Distribution Date, all of which will be held by Verizon.

Section 4.3 The Agent. Prior to the Distribution Date, Verizon shall enter into an agreement with the Agent on terms reasonably satisfactory to Spinco and the Company providing for, among other things, the distribution to the holders of Verizon Common Stock in accordance with this Article IV of the shares of Company Common Stock into which the shares of Spinco Common Stock that would otherwise be distributed in the Distribution will be converted pursuant to the Merger.

Section 4.4 Delivery of Shares to the Agent. At or prior to the Distribution Date, Verizon shall authorize the book-entry transfer by the Agent of all of the outstanding shares of Spinco Common Stock to be distributed in

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connection with the Distribution. After the Distribution Date, upon the request of the Agent, Spinco shall provide all book-entry transfer authorizations that the Agent shall require in order to effect the distribution of the shares of Company Common Stock into which the shares of Spinco Common Stock that would otherwise be distributed in the Distribution will be converted pursuant to the Merger.

Section 4.5 The Distribution. Upon the terms and subject to the conditions of this Agreement, following consummation of the Reclassification, Verizon shall declare and pay the Distribution consisting of:

(i) to the holders of shares of Verizon Common Stock as of the Record Date, such percentage of the total number of shares of Spinco Common Stock held by Verizon as of the time of the Distribution as is equal to a fraction, the numerator of which is the total number of shares of Verizon Common Stock held by such holders as of the Record Date and the denominator of which is the number of Total Verizon Shares; and

(ii) to the holders of shares of Verizon Common Stock who acquired such Verizon Common Stock pursuant to the exercise of Record Date Options, such percentage of the total number of shares of Spinco Common Stock held by Verizon as of the time of the Distribution as is equal to a fraction, the numerator of which is the total number of shares of Verizon Common Stock held by such holders that were acquired pursuant to the exercise of Record Date Options on or prior to the Distribution Date and the denominator of which is the number of Total Verizon Shares.

Immediately after the Distribution, at the Effective Time, all such shares of Spinco Common Stock shall be converted into the right to receive shares of Company Common Stock pursuant to, and in accordance with the terms of, the Merger Agreement, immediately following which the Agent shall distribute by book-entry transfer in respect of the outstanding shares of Verizon Common Stock held by (x) holders of record of Verizon Common Stock on the Record Date and (y) persons who acquired Verizon Common Stock pursuant to the exercise of Record Date Options, all of the shares of Company Common Stock into which the shares of Spinco Common Stock that would otherwise be distributed in the Distribution have been converted pursuant to the Merger. The Agent shall make cash payments in lieu of any fractional shares resulting from the conversion of Spinco Common Stock into Company Common Stock in the Merger pursuant to, and in accordance with, the terms of the Merger Agreement.

ARTICLE V

Post Closing Adjustments

Section 5.1 Post-Closing Adjustments.

(a) Within 90 days after the Closing Date, Verizon shall cause to be prepared and delivered to the Surviving Corporation a statement derived from the books and records of Verizon and its Affiliates (the “Closing Statement”), setting forth Distribution Date Working Capital, including reasonable detail regarding the calculation thereof. The Distribution Date Working Capital shall be calculated in accordance with GAAP, consistently applied, using the same accounting principles, methodologies and policies used in the preparation of the Spinco Audited Balance Sheet, pro forma for the completion of the Contribution, as modified by the principles, methodologies and policies set forth in Section 5.1 of the Disclosure Letter.

(b) Verizon shall give the Surviving Corporation and each of its Representatives access at all reasonable times and on reasonable advance notice to Verizon’s books and records to the extent reasonably required to permit the Surviving Corporation to review the Closing Statement. Within 60 days after receipt of the Closing Statement, the Surviving Corporation shall, in a written notice to Verizon, describe in reasonable detail any proposed adjustments to the items set forth on the Closing Statement and the reasons therefor (it being agreed that the only permitted reasons for such adjustments shall be mathematical error or the failure to compute items set forth therein in accordance with this Article V). The Surviving Corporation shall have the right to discuss the

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Closing Statement with Verizon’s accountants, it being understood that in connection with such discussion, the Surviving Corporation will not have access to the work papers of such accountants. If Verizon shall not have received a notice of proposed adjustments (provided that any and all proposed adjustments to the calculation of Distribution Date Working Capital must in the aggregate exceed two hundred fifty thousand dollars ($250,000) or more) within such 60-day period, the Surviving Corporation will be deemed to have accepted irrevocably such Closing Statement.

(c) Verizon and the Surviving Corporation shall negotiate in good faith to resolve any disputes over any proposed adjustments to the Closing Statement, during the 30 days following Verizon’s receipt of the proposed adjustments. If the parties are unable to resolve such dispute within such 30-day period, then, at the written request of either party (the “Dispute Resolution Request”), each party shall appoint a knowledgeable, responsible representative to meet in person and negotiate in good faith to resolve the disputed matters. The parties intend that these negotiations be conducted by experienced business representatives empowered to decide the issues. Such negotiations shall take place during the 15-day period following the date of the Dispute Resolution Request. If the business representatives resolve the dispute, such resolution shall be memorialized in a written agreement (the Closing Statement, as revised by such negotiations, written agreement or the final decision of the accounting firm referred to below, the “Final Closing Statement”), executed within five days thereafter. If the business representatives do not resolve the dispute, within five days the Surviving Corporation and Verizon shall jointly select a nationally recognized independent public accounting firm (which is not the regular independent public accounting firm of either Verizon or the Surviving Corporation) to arbitrate and resolve such disputes, which resolution shall be final, binding and enforceable in accordance with Section 9.13. If the Surviving Corporation and Verizon do not jointly select such firm within five days, a nationally recognized accounting firm shall be selected by lot from among those nationally recognized firms which are not the regular firm of either Verizon or the Surviving Corporation. Such accounting firm shall arbitrate and resolve such dispute based solely on the written submission forwarded by Verizon and the Surviving Corporation and shall only consider whether the Closing Statement was prepared in accordance with this Article V and (only with respect to disputed matters submitted to the accounting firm) whether and to what extent the Closing Statement requires adjustment. The fees and expenses of such accounting firm shall be shared by the Surviving Corporation and Verizon in inverse proportion to the relative amounts of the disputed amount determined to be for the account of the Surviving Corporation and Verizon, respectively.

(d) If the amount of the Distribution Date Working Capital, as set forth in the Final Closing Statement (the “Final Distribution Date Working Capital”) exceeds the Target Working Capital, no payment shall be made by either party with respect thereto and, if the amount of the Final Distribution Date Working Capital is less than the Target Working Capital, Verizon shall pay to the Surviving Corporation an amount equal to such deficit. All such amounts shall bear interest from the Distribution Date through but excluding the date of payment at the Applicable Rate; such interest shall accrue daily on the basis of a 365 day year calculated for the actual number of days for which payment is due and such payment shall be payable together with the amount payable pursuant to the foregoing sentence. Any amounts payable pursuant to this Section 5.1(d) shall be made via wire transfer of immediately available funds within five Business Days after the date upon which the Closing Statement becomes a Final Closing Statement.

(e) To the extent that Verizon makes any payment of an amount which constitutes a Current Liability between the Closing Date and the date any payment is due under Section 5.1(d), then Verizon shall have a right to offset the aggregate of all such amounts against the amount, if any, payable to the Surviving Corporation under Section 5.1(d); provided that Verizon has provided evidence of the payment of such amounts prior to making any offset.

ARTICLE VI

Additional Covenants

Section 6.1 Survival; Exclusive Remedy. The covenants and agreements contained herein to be performed following the Closing shall survive the Effective Time in accordance with their respective terms and all other terms

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shall expire as of the Effective Time (other than the obligation to convey the Spinco Assets and the Spinco Liabilities in accordance with Section 2.1). The Parties hereby agree that the sole and exclusive remedy for any claim (whether such claim is framed in tort, contract or otherwise), arising out of a breach of this Agreement shall be asserted pursuant to Section 10.2 of the Merger Agreement (or if this Agreement and the Merger Agreement are terminated, Section 9.3 of the Merger Agreement) and only to the extent expressly contemplated therein.

Section 6.2 Mutual Release. Effective as of the Distribution Date and except as otherwise specifically set forth in the other Transaction Agreements or the Transferred Affiliate Arrangements, each of Verizon, on behalf of itself and each of the Verizon Subsidiaries, on the one hand, and Spinco, on behalf of itself and each of the Spinco Subsidiaries, on the other hand, hereby releases and forever discharges the other Party and its Subsidiaries, and its and their respective officers, directors, managers or other persons acting in a similar capacity, agents, record and beneficial security holders (including trustees and beneficiaries of trusts holding such securities), advisors and Representatives (in each case, in their respective capacities as such) and their respective heirs, executors, administrators, successors and assigns, of and from all debts (including intercompany cash balances and accounts and notes payable), demands, actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, claims and other Liabilities whatsoever of every name and nature, both in law and in equity, which the releasing Party has or ever had or ever will have, which exist or arise out of or relate to events, circumstances or actions taken by such other Party occurring or failing to occur or any conditions existing at or prior to the Distribution Date whether or not known on the Distribution Date, including in connection with the transactions and all other activities to implement the Contribution and the Distribution; provided, however, that the foregoing general release shall not apply to (i) any Liabilities or other obligations (including Liabilities with respect to payment, reimbursement, indemnification or contribution) under this Agreement or the other Transaction Agreements or Transferred Affiliate Arrangements or any Contracts (as defined therein) contemplated thereby, or assumed, transferred, assigned, allocated or arising under any of this Agreement or the other Transaction Agreements or Transferred Affiliate Arrangements or any Contract contemplated thereby, in each case subject to the terms thereof, or any Person’s right to enforce this Agreement or the other Transaction Agreements, Transferred Affiliate Arrangements or the Contracts contemplated thereby in accordance with their terms, or (ii) any Liability the release of which would result in the release of any Person other than a Person released pursuant to this Section 6.2. Each Party agrees, for itself and each member of its Group, not to make any claim or demand or commence any action or assert any claim against any member of the other Party’s Group with respect to the Liabilities released pursuant to this Section 6.2.

Section 6.3 Intercompany Agreements. Except for the Transaction Agreements, any agreements entered into pursuant to the Merger Agreement (including pursuant to Sections 7.8 and 7.24 thereof) and the other Transferred Affiliate Arrangements, and except as contemplated by paragraph (iv) of Section 5.17 of the Merger Agreement, all contracts, licenses, agreements, commitments and other arrangements, formal and informal (including with respect to intercompany cash balances and accounts and notes payable), (x) between any member of the Verizon Group, on the one hand, and any member of the Spinco Group, on the other hand, or (y) between Cellco Partnership (d/b/a Verizon Wireless) or any of its Subsidiaries, on the one hand, and any member of Spinco Group, on the other hand, in each case in existence as of the Distribution Date, shall terminate as of the close of business on the day prior to the Distribution Date. No such terminated agreement (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Distribution Date and all parties thereto shall be released from all obligations thereunder. From and after the Distribution Date, no member of either Group shall have any rights or obligations under any such terminated agreement with any member of the other Group, except as specifically provided herein or in the other Transaction Agreements.

Section 6.4 Guarantee Obligations and Liens.

(a) Verizon and Spinco shall, upon Verizon’s request, cooperate, and shall cause their respective Groups to cooperate and use their respective commercially reasonable efforts to: (x) terminate, or to cause Spinco, as the appropriate member of the Spinco Group, to be substituted in all respects for Verizon or the applicable member of the Verizon Group in respect of, all obligations of any member of the Verizon Group under any Spinco

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Liabilities identified by Verizon for which such member of the Verizon Group may be liable, as guarantor, original tenant, primary obligor or otherwise (including Spinco Liabilities under any Financial Instrument) (“Verizon Guarantees”), and (y) terminate, or to cause Spinco Assets to be substituted in all respects for any Verizon Assets in respect of, any liens or encumbrances identified by Verizon on Verizon Assets which are securing any Spinco Liabilities. If such a termination or substitution is not effected by the Distribution Date, without the prior written consent of Verizon, from and after the Distribution Date, Spinco shall not, and shall not permit any member of the Spinco Group to, renew or extend the term of, increase its obligations under, or transfer to a third party, any loan, lease, contract or other obligation for which a member of the Verizon Group is or may be liable or for which any Verizon Asset is or may be encumbered unless all obligations of the Verizon Group and all liens and encumbrances on any Verizon Asset with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to Verizon.

(b) Verizon and Spinco shall, upon Spinco’s request, cooperate, and shall cause their respective Groups to cooperate and use their respective commercially reasonable efforts to: (x) terminate, or to cause a member of the Verizon Group to be substituted in all respects for any member of Spinco Group in respect of, all obligations of any member of the Spinco Group under any Verizon Liabilities for which such member of the Spinco Group may be liable, as guarantor, original tenant, primary obligor or otherwise (including Verizon Liabilities under any Financial Instrument) (“Spinco Guarantees”), and (y) terminate, or to cause Verizon Assets to be substituted in all respects for any Spinco Assets in respect of, any liens or encumbrances on Spinco Assets which are securing any Verizon Liabilities. If such a termination or substitution is not effected by the Distribution Date, without the prior written consent of Spinco, from and after the Distribution Date, Verizon shall not, and shall not permit any member of the Verizon Group to, renew or extend the term of, increase its obligations under, or transfer to a third party, any loan, lease, contract or other obligation for which a member of the Spinco Group is or may be liable or for which any Spinco Asset is or may be encumbered unless all obligations of the Spinco Group and all liens and encumbrances on any Spinco Asset with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to Spinco.

Section 6.5 Insurance.

(a) Notwithstanding any other provision of this Agreement, from and after the Distribution Date, Spinco and the Spinco Subsidiaries will have no rights with respect to any Policies, except that (i) Verizon will use its commercially reasonable efforts, at Spinco’s request, to assert claims on behalf of Spinco and the Spinco Subsidiaries for any loss, liability or damage identified by Spinco with respect to the Spinco Assets or Spinco Liabilities under Policies with third-party insurers which are “occurrence basis” insurance policies (“Occurrence Basis Policies”) arising out of insured incidents occurring from the date coverage thereunder first commenced until the Distribution Date to the extent that the terms and conditions of any such Occurrence Basis Policies and agreements relating thereto so allow and (ii) Verizon will use its commercially reasonable efforts to obtain from the relevant third-party insurer an assignment to Spinco of any rights to prosecute claims identified by Spinco properly asserted with respect to the Spinco Assets or Spinco Liabilities with an insurer prior to the Distribution Date under Policies with third-party insurers which are insurance policies written on a “claims made” basis (“Claims Made Policies”) arising out of insured incidents occurring from the date coverage thereunder first commenced until the Distribution Date to the extent that the terms and conditions of any such Claims Made Policies and agreements relating thereto so allow; provided that, in the case of both clauses (i) and (ii) above, (A) all of Verizon’s and each Verizon Subsidiary’s reasonable out-of-pocket costs and expenses incurred in connection with the foregoing are promptly paid by Spinco (it being agreed that Verizon will not incur material expenditures above reasonable amounts specified by Spinco unless authorized by Spinco), (B) Verizon and the Verizon Subsidiaries may, at any time, without liability or obligation to Spinco or any Spinco Subsidiary (other than as set forth in Section 6.5(c)), amend, commute, terminate, buy out, extinguish liability under or otherwise modify any Occurrence Basis Policies or Claims Made Policies (and such claims shall be subject to any such amendments, commutations, terminations, buy-outs, extinguishments and modifications), in each case to the extent that such modifications do not disproportionately adversely affect any claim subject to clause (i) or (ii) with respect to the Spinco Assets or Spinco Liabilities relative to a comparable claim with respect to the Verizon Assets or Verizon Liabilities and (C) any such claim will be subject to all of the terms and conditions of the applicable Policy.

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(b) Nothing in this Section 6.5 will be construed to limit or otherwise alter in any way the indemnity obligations of the Parties, including those created by this Agreement, by operation of law or otherwise.

(c) This Agreement is not intended as an attempted assignment of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of any member of the Verizon Group in respect of any insurance policy or any other contract or policy of insurance.

(d) Verizon agrees to use its commercially reasonable efforts to recover damages or to assist Spinco in connection with any efforts by Spinco to recover damages, as the case may be, under any Policy with respect to the Spinco Business for incidents occurring prior to the Distribution Date; provided that all of Verizon’s reasonable out-of-pocket costs and expenses incurred in connection with the foregoing are promptly paid by Spinco (it being agreed that Verizon will not incur material expenditures above reasonable amounts specified by Spinco unless authorized by Spinco).

(e) If an extended reporting period for Claims Made Policies is available for Verizon to purchase, if the Surviving Corporation requests following the Closing Date, Verizon shall cause to be purchased at the Surviving Corporation’s expense (using funds provided by the Surviving Corporation) an extended reporting period with respect to such insurance for the benefit of Spinco and the Spinco Subsidiaries as insureds.

(f) In the event that a Policy provides coverage for both Verizon or a Verizon Subsidiary, on the one hand, and the Spinco Business, Spinco Assets and Spinco Liabilities, on the other hand, relating to the same occurrence: (i) Verizon agrees, to the extent requested by Spinco, to jointly defend Spinco or any applicable Spinco Subsidiaries where no conflicts exist between the Parties; and (ii) Spinco shall pay that portion of all out-of-pocket fees and expenses, in excess of any insurance or insurance reimbursement, attributable to the Spinco Assets and Spinco Liabilities.

(g) The obligations of Verizon and its Subsidiaries under this Section 6.5 shall terminate on the seventh anniversary of the Effective Time.

Section 6.6 Subsequent Transfers. In the event that at any time during the 18-month period following the Distribution Date a member of the Verizon Group becomes aware that it possesses any Spinco Assets (except (i) for assets, rights and properties provided by members of the Verizon Group pursuant to the Cutover Plan Support Agreement or (ii) as otherwise contemplated by the Transaction Agreements), Verizon shall cause the prompt transfer of such Spinco Assets to Spinco. Prior to any such transfer, Verizon shall hold such Spinco Assets in trust for Spinco. In the event that at any time during the 18-month period following the Distribution Date, a member of the Spinco Group becomes aware that it possesses any Verizon Assets (except as otherwise contemplated by the Transaction Agreements), the Spinco Group shall cause the prompt transfer of such Verizon Assets to Verizon or a member of the Verizon Group. Prior to any such transfer, the Spinco Group shall hold such Verizon Assets in trust for Verizon.

Section 6.7 Further Assurances. From time to time after the Distribution Date, and for no further consideration, each of the Parties shall execute, acknowledge and deliver such assignments, transfers, consents, assumptions and other documents and instruments and take such other actions as may be necessary to consummate and make effective the transactions contemplated by this Agreement; provided that no such documents or instruments shall impose obligations on any Party broader than or additive to those in any Transaction Agreement.

Section 6.8 Use of Names.

(a) Except as otherwise provided in any of the other Transaction Agreements, after the Distribution Date, neither Verizon nor any Subsidiary of Verizon (i) shall use any material showing any affiliation or connection of Verizon or any member of the Verizon Group with Spinco or any member of the Spinco Group or (ii) shall

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represent to third parties that any of them is affiliated or connected with Spinco or any member of the Spinco Group. The restrictions contained in this Section 6.8(a) shall not apply to filings, reports and other documents required by applicable Law or regulations of securities exchanges to be filed or made publicly available.

(b) Except as otherwise provided in any of the other Transaction Agreements, after the Distribution Date, neither Spinco nor any Subsidiary of Spinco (i) shall use any material showing any affiliation of Spinco or any member of the Spinco Group with Verizon or any member of the Verizon Group or (ii) shall represent to third parties that any of them is affiliated with Verizon or any member of the Verizon Group. The restrictions contained in this Section 6.8(b) shall not apply to filings, reports and other documents required by applicable Law or regulations of securities exchanges to be filed or made publicly available. Without limiting the generality of the foregoing, prior to the Distribution Date, Verizon shall have the right to change the names of all of the Spinco Subsidiaries to remove the name Verizon. The Surviving Corporation shall undertake such name changes promptly following the Merger to the extent such changes are not completed prior to such time.

Section 6.9 Cross Border Customers.     On the Distribution Date, an Affiliate or Affiliates of Verizon shall enter into agreements at market rates and terms, to sell special access circuits to New Communications of the Southwest Inc. to serve customers in Montgomery Pass, Nevada and Sweetwater, Nevada rehomed to Gardenville, Nevada who are currently served by the switch in Bishop, California.

Section 6.10 Leases.

(a) On the Distribution Date, an Affiliate or Affiliates of Spinco shall enter into a lease or leases with an Affiliate or Affiliates of Verizon on standard commercial terms for the facilities at 8001 W. Jefferson Blvd., Fort Wayne, Indiana, according to which Verizon shall lease approximately 12,600 square feet from Spinco for a term of one year after the Distribution Date for an annual rent of $164,000 plus a pro-rata share of taxes, utilities and operating expenses.

(b) On the Distribution Date, an Affiliate or Affiliates of Spinco shall enter into a lease or leases with an Affiliate or Affiliates of Verizon on standard commercial terms for the facilities at:

•

2200 W. Airfield Dr., DFW Airport, Texas, according to which Spinco shall lease approximately 42,000 square feet from Verizon for a term of one year after the Distribution Date, such lease to have four, one-year renewal options at Spinco’s election, for an annual rent of $600,000 plus a pro-rata share of taxes, utilities and operating expenses.

•

3632 Roxboro Rd., Durham, North Carolina, according to which Spinco shall lease approximately 2,500 square feet for Network Equipment from Verizon for a term of five years after the Distribution Date for an annual rent of $63,000 plus a pro-rata share of taxes, utilities and operating expenses.

•

2655 Warrenville Rd., Downers Grove, Illinois, according to which Spinco shall sub-lease approximately 3,527 square feet from Verizon for a term of one year after the Distribution Date for an annual rent of $61,000 plus a pro-rata share of taxes, utilities and operating expenses.

ARTICLE VII

Access to Information

Section 7.1 Provision of Information. Notwithstanding anything herein to the contrary, the Parties agree that the obligation of Verizon to deliver Information that is part of the Spinco Assets to Spinco from and after the Distribution will be governed by this Article VII. Subject to the terms of this Article VII:

(a) No later than five Business Days following the Closing Date, Verizon shall deliver to Spinco at the address specified for notices to the Company in the Merger Agreement (or to such other address in the

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continental United States as may be designated by the Company to Verizon no less than 10 days prior to the Distribution Date), (i) copies of the Information constituting Spinco Assets that are continuing property records, (ii) copies of the Information constituting Spinco Assets that is contained in the electronic data room provided by Intralinks and which the Company has had access prior to the date hereof, together with such other information to be made available between the date hereof and the Distribution Date in the data room located in Irving, Texas, and such additional Information constituting Spinco Assets that is in the same general categories as the existing Information in such data room and is added to the data room by Verizon (using reasonable commercial efforts to do so) immediately prior to the Closing Date and (iii) minute books and organizational documents of Spinco and the Spinco Subsidiaries.

(b) Following the Distribution Date, Verizon shall deliver or make available to Spinco from time to time, upon the request of Spinco, Information in Verizon’s possession and not provided pursuant to Section 7.1(a) relating directly to the Spinco Assets, the Spinco Business, or the Spinco Liabilities that consist of: (i) active Contracts, (ii) active litigation files and (iii) all other Information that constitutes Spinco Assets or relates directly to any Spinco Liability, in each case to the extent they are material to the conduct of the Spinco Business following the Distribution Date. Verizon also will cooperate with Spinco to accommodate Spinco’s reasonable requests from time to time following the Distribution Date for other Information relating directly to the Spinco Assets, the Spinco Business or the Spinco Liabilities. Subject to Section 7.5, Verizon may retain complete and accurate copies of such Information. Verizon shall maintain all such Information consistently with Verizon’s standard retention policies except to the extent that any such Information has already been provided to the Surviving Corporation or has been offered to and declined by the Surviving Corporation. The out of pocket costs and expenses incurred in the identification, isolation and provision of Information to the Spinco Group (and in the case of any Information provided pursuant to the second sentence of this paragraph, a reasonable internal cost allocation) shall be paid for by the Spinco Group. Information shall be provided as promptly as practicable upon request, with due regard for other commitments of Verizon personnel and the materiality of the information to Spinco (including the need to comply with any legal or regulatory requirement of any Governmental Authority).

(c) Notwithstanding anything in this Agreement to the contrary, (x) the provision of returns and other Information relating to Tax matters shall be governed by the Tax Sharing Agreement and to the extent applicable, the Merger Agreement, and not this Agreement, (y) the provision of Information relating to personnel and personnel maters will be governed by the Employee Matters Agreement and, to the extent applicable, the Merger Agreement, and not this Agreement and (z) the ownership and use of any Information that constitutes an Intellectual Property Asset shall be governed by the Intellectual Property Agreement.

Section 7.2 Privileged Information.

(a) Each Party acknowledges that: (i) each of Verizon and Spinco (and the members of the Verizon Group and the Spinco Group, respectively) has or may obtain Privileged Information; (ii) there are or may be a number of Litigation Matters affecting each or both of Verizon and Spinco; (iii) both Verizon and Spinco have a common legal interest in Litigation Matters, in the Privileged Information and in the preservation of the confidential status of the Privileged Information, in each case relating to the pre-Distribution Spinco Business or Verizon Business or, in the case of the Spinco Group, relating to or arising in connection with the relationship among Verizon and its Subsidiaries on or prior to the Distribution Date; and (iv) both Verizon and Spinco intend that the transactions contemplated hereby and by the Merger Agreement and the other Transaction Agreements and any transfer of Privileged Information in connection therewith shall not operate as a waiver of any potentially applicable privilege.

(b) Each of Verizon and Spinco agrees, on behalf of itself and each member of the Group of which it is a member, not to disclose or otherwise waive any privilege attaching to any Privileged Information relating to the pre-Distribution Spinco Business or Verizon Business, as applicable, or, in the case of the Spinco Group, relating to or arising in connection with the relationship among Verizon and its Subsidiaries on or prior to the Distribution Date, without providing prompt written notice to and obtaining the prior written consent of the other

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Party, which consent shall not be unreasonably withheld, conditioned or delayed and shall not be withheld, conditioned or delayed if the other Party certifies that such disclosure is to be made in response to a likely threat of suspension or debarment or similar action; provided, however, that Verizon and Spinco shall not be required to give any such notice or obtain any such consent and may make such disclosure or waiver with respect to Privileged Information if such Privileged Information relates solely to the pre-Distribution Spinco Business or Verizon Business, as applicable. In the event of a disagreement between any member of the Verizon Group and any member of the Spinco Group concerning the reasonableness of withholding such consent, no disclosure shall be made prior to a resolution of such disagreement by a court of competent jurisdiction, provided that the limitations in this sentence shall not apply in the case of disclosure required by Law and so certified as provided in the first sentence of this paragraph.

(c) Upon any member of the Verizon Group or any member of the Spinco Group receiving any subpoena or other compulsory disclosure notice from a court or other Governmental Authority which requests disclosure of Privileged Information, in each case relating to pre-Distribution Spinco Business or Verizon Business, as applicable, or, in the case of the Spinco Group, relating to or arising in connection with the relationship among Verizon and its Subsidiaries on or prior to the Distribution Date, the recipient of the notice shall (to the extent consent is required in connection with the disclosure of such Privileged Information under paragraph (b) of this Section) as promptly as practicable provide to the other Group (following the notice provisions set forth herein) a copy of such notice, the intended response, and all materials or information relating to the other Group that might be disclosed and the proposed date of disclosure. In the event of a disagreement as to the intended response or disclosure, unless and until the disagreement is resolved as provided in paragraph (b) of this Section, the Parties shall cooperate to assert all defenses to disclosure claimed by either Party’s Group, and shall not disclose any disputed documents or information until all legal defenses and claims of privilege have been finally determined, except as otherwise required by a court order requiring such disclosure.

Section 7.3 Production of Witnesses. Subject to Section 7.2, after the Distribution Date, each of Verizon and Spinco shall, and shall cause each member of its Group to, make available to Spinco or Verizon or any member of the Spinco Group or of the Verizon Group, as the case may be, upon reasonable prior written request, such Group’s directors, managers or other persons acting in a similar capacity, officers, employees and agents as witnesses to the extent that any such Person may reasonably be required in connection with any Litigation Matters, administrative or other proceedings in which the requesting Party may from time to time be involved and relating to the pre-Distribution Spinco Business or the Verizon Business, as applicable, or, in the case of the Spinco Group, relating to or in connection with the relationship among Verizon and its Subsidiaries on or prior to the Distribution Date. The out-of-pocket costs and expenses incurred in the provision of such witnesses shall be paid by the Party requesting the availability of such persons.

Section 7.4 Retention of Information. Except as otherwise agreed in writing, or as otherwise provided in the other Transaction Agreements, each of Verizon and Spinco shall, and shall cause each member of its Group to, retain all Information in such Party’s Group’s possession or under its control, relating directly and primarily to the pre-Distribution business, Assets or Liabilities of the other Party’s Group for so long as such Information is retained pursuant to such Party’s general document retention policies as of such time or such later date as may be required by Law, except that if, prior to the expiration of such period, any member of either Party’s Group wishes to destroy or dispose of any such Information that is at least three years old, prior to destroying or disposing of any of such Information, (a) the Party whose Group is proposing to dispose of or destroy any such Information shall provide no less than 30 days’ prior written notice to the other Party, specifying the Information proposed to be destroyed or disposed of, and (b) if, prior to the scheduled date for such destruction or disposal, the other Party requests in writing that any of the Information proposed to be destroyed or disposed of be delivered to such other Party, the Party whose Group is proposing to dispose of or destroy such Information promptly shall arrange for the delivery of the requested Information to a location specified by, and at the expense of, the requesting Party. This Section 7.4 shall not apply to Information referred to in clauses (x) and (y) of Section 7.1(c).

Section 7.5 Confidentiality. Subject to Section 7.2, which shall govern Privileged Information, from and after the Distribution Date, each of Verizon and Spinco shall hold, and shall use commercially reasonable efforts

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to cause its Affiliates and Representatives to hold, in strict confidence all Information concerning the other Party’s Group obtained by it or furnished to it by such other Party’s Group pursuant to this Agreement or the other Transaction Agreements and shall not release or disclose such Information to any other Person, except its Affiliates and Representatives, who shall be advised of the provisions of this Section 7.5, and each Party shall be responsible for a breach by any of its Affiliates or Representatives; provided, however, that any member of the Verizon Group or the Spinco Group may disclose such Information to the extent that (a) disclosure is compelled by judicial or administrative process or, based on advice of such Person’s counsel, by other requirements of Law, including filing requirements with the U.S. Securities and Exchange Commission, or (b) such Party can show that such Information was (i) in the public domain through no fault of such Person or (ii) lawfully acquired by such Person from another source after the time that it was furnished to such Person by the other Party’s Group, and not acquired from such source subject to any confidentiality obligation on the part of such source known to the acquiror. Notwithstanding the foregoing, each of Verizon and Spinco shall be deemed to have satisfied its obligations under this Section 7.5 with respect to any Information (other than Privileged Information) if it exercises the same care with regard to such Information as it takes to preserve confidentiality for its own similar Information.

Section 7.6 Cooperation with Respect to Government Reports and Filings. Verizon, on behalf of itself and each member of the Verizon Group, agrees to provide any member of the Spinco Group, and Spinco, on behalf of itself and each member of the Spinco Group, agrees to provide any member of the Verizon Group, with such cooperation and Information (in each case, with respect to the Spinco Business only) as may be reasonably requested by the other in connection with the preparation or filing of any government report or other government filing contemplated by this Agreement or in conducting or responding to any other government proceeding relating to the pre-Distribution business of the Verizon Group or the Spinco Group, Assets or Liabilities of either Group or relating to or in connection with the relationship between the Groups on or prior to the Distribution Date. Such cooperation and Information shall include promptly forwarding copies of appropriate notices, forms and other communications received from or sent to any Governmental Authority that relate to the Verizon Group, in the case of the Spinco Group, or the Spinco Group, in the case of the Verizon Group. All cooperation provided under this section shall be provided at the expense of the Party requesting such cooperation. Each Party shall make its employees and facilities available during normal business hours and on reasonable prior notice to provide explanation of any documents or Information provided hereunder.

ARTICLE VIII

No Representations or Warranties

Section 8.1 No Representations or Warranties. Except as expressly set forth in any Transaction Agreement, Spinco and Verizon understand and agree that no member of the Verizon Group is representing or warranting to Spinco or any member of the Spinco Group in any way as to the Spinco Assets, the Spinco Business or the Spinco Liabilities. Except as expressly set forth in the Merger Agreement, Verizon and Spinco understand and agree that no member of the Spinco Group is representing or warranting to Verizon or any member of the Verizon Group in any way as to the Verizon Assets, the Verizon Business or the Verizon Liabilities.

ARTICLE IX

Miscellaneous

Section 9.1 Expenses. All fees and expenses and any other costs incurred by the Parties in connection with the transactions contemplated hereby and by the Transaction Agreements shall be paid as set forth in Section 11.1 of the Merger Agreement, provided, however, that (i) Spinco shall reimburse Verizon for and indemnify Verizon against, all costs invoiced by a financial printer in connection with the preparation and filing of the Information Statement, including all amendments thereto and any Current Report on Form 8-K that shall

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be filed by Spinco which shall include the Information Statement as an exhibit thereto, and all costs of preparing, printing and delivering the Information Statement to Verizon’s record and beneficial stockholders (other than attorneys’ fees and fees of other advisors to Verizon) and (ii) Spinco shall pay all Spinco Debt Expenses. If the Distribution occurs, (i) to the extent that invoices from Verizon for such costs, fees and expenses shall be available and furnished to Spinco and the Company no later than 10 Business Days prior to the Closing Date, Spinco or the Surviving Corporation shall reimburse Verizon for such costs on the Closing Date, and (ii) to the extent that invoices from Verizon for such costs, fees and expenses are provided by Verizon to the Surviving Corporation following the Closing Date, the Surviving Corporation shall reimburse Verizon for such costs within 10 Business Days following receipt of such invoices from Verizon.

Section 9.2 Notices. Prior to Closing under the Merger Agreement, all notices and other communications required or permitted to be given hereunder shall be in writing and shall be deemed given upon (a) a transmitter’s confirmation of a receipt of a facsimile transmission (but only if followed by confirmed delivery of a standard overnight courier the following Business Day or if delivered by hand the following Business Day), (b) confirmed delivery of a standard overnight courier or when delivered by hand or (c) the expiration of five Business Days after the date mailed by certified or registered mail (return receipt requested), postage prepaid, to the Parties at such addresses as may be specified by the Parties from time to time. Following the Closing, notices shall be sent to Verizon and the Surviving Corporation (as successor by merger to Spinco) in accordance with Section 11.2 of the Merger Agreement, or to such other address as either Party may have furnished to the other Party by a notice in writing in accordance with this Section.

Section 9.3 Interpretation. Each Party has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by both Parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 9.4 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be declared judicially to be invalid, unenforceable or void, such decision shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of the Parties that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the original intent of the Parties.

Section 9.5 Assignment; Binding Effect. Neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned by either of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party and the prior written consent of the Company, not to be unreasonably withheld, delayed or conditioned, and any purported assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.6 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than Verizon, Spinco and the Company and their respective successors and permitted assigns) any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and, except as provided in Section 6.2 with respect to the release of certain Liabilities, no Person shall be deemed a third party beneficiary under or by reason of this Agreement.

Section 9.7 Entire Agreement. This Agreement, the Exhibits and the Disclosure Letter hereto, the other Transaction Agreements and other documents referred to herein shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter. In the case of any conflict between the terms of this Agreement and the terms of any other Transaction Agreement, the terms of such other Transaction Agreement shall control.

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Section 9.8 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflicts of law principles thereof.

Section 9.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement binding on the Parties, notwithstanding that not all Parties are signatories to the original or the same counterpart.

Section 9.10 Amendments; Waivers. This Agreement may not be amended except by an instrument in writing signed by Verizon and Spinco. No failure or delay by Verizon or Spinco in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of Verizon or Spinco to any such waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

Section 9.11 Termination. Notwithstanding any provision hereof, in the event of termination of the Merger Agreement, this Agreement may be terminated and the Distribution abandoned at any time prior to the Distribution by and in the sole discretion of Verizon. In the event of such termination, no Party or any party to any other Transaction Agreement (other than the Merger Agreement to the extent provided therein) shall have any Liability to any Person by reason of this Agreement or any other Transaction Agreement (other than the Merger Agreement to the extent provided therein).

Section 9.12 Waiver of Jury Trial. EACH OF THE PARTIES IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 9.13 Jurisdiction; Service of Process. EACH OF THE PARTIES (A) CONSENTS TO SUBMIT ITSELF TO THE PERSONAL JURISDICTION OF ANY FEDERAL COURT LOCATED IN THE STATE OF NEW YORK OR, IF SUCH FEDERAL COURTS DO NOT HAVE SUBJECT MATTER JURISDICTION, OF ANY NEW YORK STATE COURT IN THE EVENT ANY DISPUTE ARISES OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, (B) AGREES THAT IT WILL NOT ATTEMPT TO DENY OR DEFEAT SUCH PERSONAL JURISDICTION BY MOTION OR OTHER REQUEST FOR LEAVE FROM ANY SUCH COURT AND (C) AGREES THAT IT WILL NOT BRING ANY ACTION RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IN ANY COURT OTHER THAN A FEDERAL COURT SITTING IN THE STATE OF NEW YORK OR, IF SUCH FEDERAL COURTS DO NOT HAVE SUBJECT MATTER JURISDICTION, A NEW YORK STATE COURT. THE PARTIES HEREBY AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.2, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER HEREIN PROVIDED. NOTWITHSTANDING THIS SECTION 9.13, ANY DISPUTE REGARDING THE CLOSING STATEMENT SHALL BE RESOLVED IN ACCORDANCE WITH ARTICLE V; PROVIDED THAT THE TERMS OF ARTICLE V MAY BE ENFORCED BY EITHER PARTY IN ACCORDANCE WITH THE TERMS OF THIS SECTION 9.13.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

VERIZON COMMUNICATIONS INC.

By:
John W. Diercksen Executive Vice President Strategy, Planning and Development

NEW COMMUNICATIONS HOLDINGS INC.

By:
Stephen E. Smith Vice President

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Annex B-1

May 12, 2009

The Board of Directors of

Frontier Communications Corporation

3 High Ridge Park

Stamford, CT 06905

Members of the Board of Directors:

We understand that Frontier Communications Corporation, a Delaware corporation (the “Company”), proposes to merge with New Communications Holdings Inc. (“Spinco”), a Delaware corporation and a direct wholly owned subsidiary of Verizon Communications Inc., a Delaware corporation (“Verizon”), pursuant to an Agreement and Plan of Merger, to be dated as of May 13, 2009, among the Company, Spinco and Verizon (the “Merger Agreement”), which provides, among other things, for the merger of Spinco with and into the Company (the “Merger”). As set forth more fully in the Merger Agreement, as a result of the Merger, the shares of common stock, par value $0.01 per share, of Spinco (“Spinco Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (“Effective Time”) shall in the aggregate be automatically converted into a number of duly authorized, validly issued, fully paid and nonassessable shares of common stock, par value $0.25 per share, of the Company (“Company Common Stock”) equal to the quotient of (x) the Spinco Closing Equity Value divided by (y) the Company Average Price (the “Aggregate Merger Consideration”), subject to adjustment to the extent necessary to ensure that the Aggregate Merger Consideration is equal to at least 51% of the Fully Diluted Number of Shares of the Surviving Corporation immediately following the Merger, as more fully described in the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

We understand that, as contemplated by the Merger Agreement, Verizon and Spinco are entering into a Distribution Agreement, to be dated as of May 13, 2009 (the “Distribution Agreement”), pursuant to which Verizon will transfer or cause to be transferred to Spinco or one or more subsidiaries of Spinco the Spinco Assets and Spinco or one or more subsidiaries of Spinco will assume the Spinco Liabilities (collectively, the “Contribution”), all as more fully described in the Distribution Agreement. We further understand that, prior to the Effective Time and pursuant to the Distribution Agreement, Spinco will distribute to Verizon the Spinco Securities, if any are required to be issued in accordance with the Distribution Agreement, and pay to Verizon the Special Payment and Verizon will consummate the Internal Spinoffs and the Internal Restructuring and will distribute all of the issued and outstanding shares of Spinco Common Stock to the Agent (as defined in the Distribution Agreement) for the benefit of the holders of the outstanding shares of common stock, par value $0.10 per share, of Verizon (the “Distribution”).

The Board of Directors has asked us whether, in our opinion, the Aggregate Merger Consideration to be delivered by the Company in respect of the Spinco Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to the Company and the holders of Company Common Stock (solely in their capacity as holders of Company Common Stock).

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company and Verizon in respect of Spinco, respectively, that we deemed to be relevant;

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May 12, 2009

(ii)	reviewed certain non-public historical financial statements and other historical non-public financial data relating to the Company and Verizon in respect of Spinco, respectively, prepared and furnished to us by the respective managements of the Company and Verizon;

(iii)	reviewed certain non-public projected financial data relating to the Company and Spinco prepared and furnished to us by management of the Company (the “Projections”);

(iv)	reviewed certain historical and projected non-public operating data relating to the Company and Spinco prepared and furnished to us by management of the Company;

(v)	discussed the past and current operations, financial projections and current financial condition of the Company with management of the Company (including their views on the risks and uncertainties of achieving such projections);

(vi)	reviewed the amount and timing of the cost savings and operating synergies estimated by Company management to result from the Merger (the “Synergies”) and the associated integration costs;

(vii)	reviewed the reported prices and the historical trading activity of the Company Common Stock;

(viii)	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(ix)	compared the financial performance of the Company and Spinco and the valuation multiples relating to the Merger with those of certain other transactions that we deemed relevant;

(x)	reviewed a draft of the Merger Agreement dated May 12, 2009 and a draft of the Distribution Agreement dated May 12, 2009; and

(xi)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the Projections, we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and good faith judgments of management of the Company as to the matters covered thereby. We have also assumed that the Synergies are reasonably obtainable, on bases reflecting the best currently available estimates and good faith judgments of the future competitiveness, operating and regulatory environments and related financial performance of the Surviving Corporation and will be realized in the amounts and at the times indicated thereby.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Distribution Agreement and the Merger Agreement and that all conditions to the consummation of the transactions contemplated by such agreements, including, without limitation, the Merger, will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger and the transactions contemplated by the Distribution Agreement will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Merger or materially reduce the benefits to the Company of the Merger. We have has also assumed that the Contribution, the Distribution and all of the transactions described in the Distribution Agreement will be consummated in accordance with the terms of the Distribution Agreement, without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on Verizon or Spinco. In addition,

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May 12, 2009

you have informed us, and accordingly for purposes of rendering our opinion we have assumed, that the Merger, the Contribution, the Distribution and the other transactions contemplated by the Merger Agreement will qualify for the intended tax-free treatment as set forth in the Merger Agreement and the Distribution Agreement. Furthermore, at your direction and with your consent, we have assumed for purposes of rendering our opinion, that the amount of the Special Payment, together with the principal amount of the Spinco Securities and any Distribution Date Spinco Indebtedness, will be approximately $3,333 billion, that the financial terms of the Special Payment Financing will be on economic terms no less favorable to Spinco than those set forth in assumptions provided to us by Company management, and that the financial terms of the Spinco Securities will be consistent with those set forth in Exhibit G to the Distribution Agreement. We have also assumed that the final forms of the Merger Agreement and Distribution Agreement will not differ in any material respect from the last draft of each such agreement reviewed by us.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, Spinco or Verizon, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company, Spinco or Verizon under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the Company and holders of Company Common Stock (solely in their capacity as holders of Company Common Stock), from a financial point of view, of the Aggregate Merger Consideration to be delivered by the Company in respect of the shares of Spinco Common Stock. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Aggregate Merger Consideration or otherwise. We have assumed that any modification to the structure of the transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Merger. This letter, and our opinion, does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Merger, including as to how any holder of shares of Company Common Stock should vote or act in respect of the Merger. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. Prior to this engagement, Evercore Group L.L.C. and its affiliates provided financial advisory services to the Company for which the Company has reimbursed our expenses. We may provide financial or other services to the Company or Verizon in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company or Verizon or their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of Directors in connection with their evaluation of the proposed Merger.

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May 12, 2009

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except that this opinion, a summary hereof and the related analyses may be included in any filing that the Company is required to make with the Securities and Exchange Commission in connection with the Merger if such inclusion is required by applicable law, provided that this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analyses in such filing is in a form acceptable to us and our counsel. This opinion has been approved by the Opinion Committee of Evercore Group L.L.C.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Merger Consideration to be delivered by the Company in respect of the Spinco Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to the Company and the holders of Company Common Stock (solely in their capacity as holders of Company Common Stock).

Very truly yours, EVERCORE GROUP L.L.C.

By:
Name:	Eduardo G. Mestre
Title:	Vice-Chairman

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Annex B-2

388 Greenwich Street

New York, NY 10013

May 13, 2009

The Board of Directors

Frontier Communications Corporation

3 High Ridge Park

Stamford, CT 06905

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Frontier Communications Corporation (“Frontier”) and holders of Frontier Common Stock (as defined below) of the Aggregate Merger Consideration (as defined below) to be delivered by Frontier in respect of the Spinco Common Stock (as defined below) pursuant to the Agreement and Plan of Merger, dated as of May 13, 2009 (the “Merger Agreement”), by and among Verizon Communications Inc. (“Verizon”), New Communications Holdings Inc. (“Spinco”), a direct wholly-owned subsidiary of Verizon, and Frontier.

As more fully described in the Merger Agreement, (i) Spinco will be merged with and into Frontier (the “Merger”), as a result of which the separate existence of Spinco will cease and Frontier will continue as the surviving corporation, (ii) as a result of the Merger, all of the shares of common stock, par value $0.01 per share, of Spinco (“Spinco Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than shares held in treasury, will be converted into a number of duly authorized, validly issued, fully paid and nonassessable shares of common stock, par value $0.25 per share, of Frontier (“Frontier Common Stock”) equal to the quotient of (x) the Spinco Closing Equity Value (as defined in the Merger Agreement) divided by (y) the Company Average Price (as defined in the Merger Agreement) (such quotient, the “Aggregate Merger Consideration”) and (iii) each share of Frontier Common Stock that is issued and outstanding immediately prior to and at the Effective Time will remain outstanding following the Effective Time. We have assumed, with your consent, that the Aggregate Merger Consideration will be no less than the Minimum Aggregate Consideration (as defined in the Merger Agreement).

We understand that, as contemplated by the Merger Agreement, Verizon and Spinco have entered into a Distribution Agreement, dated May 13, 2009 (the “Distribution Agreement”), pursuant to which Verizon will transfer to Spinco or one or more subsidiaries of Spinco all of the Spinco Assets (as defined in the Distribution Agreement) and Spinco Liabilities (as defined in the Distribution Agreement) (collectively, the “Contribution”). The terms and conditions of the Contribution are more fully described in the Distribution Agreement. We further understand that, pursuant to the Distribution Agreement and prior to the Effective Time, Spinco will distribute to Verizon the Spinco Securities (as defined in the Distribution Agreement) and pay to Verizon the Special Payment (as defined in the Distribution Agreement), and Verizon will consummate the Internal Spinoffs (as defined in the Merger Agreement) and the Internal Restructuring (as defined in the Merger Agreement) and will distribute all of the issued and outstanding shares of Spinco Common Stock to the Agent (as defined in the Distribution Agreement) for the benefit of the holders of the outstanding shares of common stock, par value $0.10 per share, of Verizon (the “Distribution”). We further understand that, as contemplated by the Merger Agreement and as a condition to the Merger, Spinco will enter into certain financing arrangements, the proceeds of which will be used to fund the Special Payment.

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The Board of Directors

Frontier Communications Corporation

May 13, 2009

In arriving at our opinion, we reviewed the Merger Agreement and the Distribution Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Frontier and certain senior officers and other representatives and advisors of Verizon concerning the businesses, operations and prospects of Frontier, Verizon and Spinco. We examined certain publicly available business and financial information relating to Frontier and Verizon as well as certain financial forecasts and other information and data relating to Frontier, Verizon and Spinco which were provided to or discussed with us by the respective managements of Frontier and Verizon, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of Frontier to result from the Merger. We have not received any financial forecasts from Verizon relating to Verizon or Spinco. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Frontier Common Stock; the historical and projected earnings and other operating data of Frontier, and Spinco; and the capitalization and financial condition of Frontier. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Frontier and Spinco. We also evaluated certain potential pro forma financial effects of the Merger. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data relating to Frontier, Verizon and Spinco provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Frontier that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Frontier as to the future financial performance of Frontier and Spinco, the potential strategic implications and operational benefits anticipated to result from the Merger, the potential terms of the financing to be obtained by Spinco and the other matters covered thereby, and have assumed, with your consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Merger) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected.

We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary financings, regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have a material adverse effect on Frontier, Spinco or the contemplated benefits of the Merger. We also have assumed, with your consent, that the Contribution, the Distribution and all of the transactions in the Distribution Agreement will be consummated in accordance with the terms of the Distribution Agreement, without waiver, modification or amendment of any material term, condition or agreement, approvals, consents, releases or otherwise, that collectively would have a material adverse effect on Verizon or Spinco. We also have assumed that Spinco will be able to secure the financing, in accordance with the terms of the Merger Agreement, necessary to consummate the Merger. We also have assumed, with your consent, that the Contribution, the Distribution, the Merger and the other transactions contemplated by the Merger Agreement and the Distribution Agreement will be treated as tax-free reorganizations for federal income tax purposes.

We are not expressing any opinion as to what the value of the Frontier Common Stock actually will be when issued pursuant to the Merger or the price at which the Frontier Common Stock will trade at any time. We have

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The Board of Directors

Frontier Communications Corporation

May 13, 2009

not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Frontier, Verizon or Spinco nor have we made any physical inspection of the properties or assets of Frontier, Verizon or Spinco. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Frontier, nor were we requested to consider, and our opinion does not address, the underlying business decision of Frontier to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for Frontier or the effect of any other transaction in which Frontier might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Aggregate Merger Consideration. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof. As you are aware, the credit, financial and stock markets are experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Frontier, Verizon, or Spinco or the contemplated benefits of the Merger.

Citigroup Global Markets Inc. has acted as financial advisor to Frontier in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. Citigroup Global Markets Inc. or one of our affiliates engaged in the commercial lending business may be a participant in any financing obtained by Spinco in connection with the Merger, for which services such entity would receive compensation. We and our affiliates in the past have provided, and currently provide, services to Frontier and Verizon unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, (i) acting as joint bookrunner in Frontier’s offering of $600 million of notes in March 2009, (ii) acting as a lender under Frontier’s $250 million revolving credit facility established in May 2007, (iii) acting as joint bookrunner in Frontier’s offering of $750 million of notes in March 2007, (iv) acting as joint lead arranger, joint bookrunner and lender under Frontier’s bridge credit facility established in March 2007, which was subsequently repaid, (v) acting as joint lead arranger, joint bookrunner and lender under Verizon’s $5.3 billion revolving credit facility established in April 2009, (vi) acting as joint bookrunner in Verizon’s offering of $2.75 billion of notes in March 2009, (vii) acting as joint lead arranger, joint bookrunner and a lender under Verizon’s $12.5 billion bridge credit facility established in January 2009, (viii) acting as joint bookrunner in Verizon’s offering of $4.25 billion of notes in January 2009, (ix) acting as joint bookrunner in Verizon’s offering of €1.15 million and £600 million of notes in December 2008, (x) acting as joint bookrunner in Verizon’s offering of $3.5 billion of notes in November 2008, (xi) acting as joint bookrunner in Verizon’s offering of $3.25 billion of notes in October 2008, (xii) acting as a lender under a $4.44 billion term loan to Verizon established in September 2008, (xiii) acting as joint lead arranger, joint bookrunner and a lender under Verizon’s $7.1 billion bridge credit facility established in July 2008, (xiv) acting as senior co-manager in Verizon’s offering of $4 billion of notes in April 2008, (xv) acting as joint bookrunner in Verizon’s offering of $4 billion of notes in February 2008 and (xvi) acting as joint bookrunner in Verizon’s offering of $2 billion of notes in March 2007. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Frontier and Verizon for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Frontier, Verizon and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Frontier in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

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The Board of Directors

Frontier Communications Corporation

May 13, 2009

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Aggregate Merger Consideration to be delivered by Frontier in respect of the Spinco Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to Frontier and holders of Frontier Common Stock.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

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002CS1C428 stock code